Bema Gold Corporation

Technical Report on Mining Assets
Petrex (Pty) Limited,
East Rand District, South Africa

Prepared for and in co-operation with:

Bema Gold Corporation
Suite 3100- Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC
V7X 1J1
Tel (604) 681-8371

Prepared by:

William J Crowl

Gustavson Associates, LLC

5757 Central Ave, Suite D
Boulder, Colorado USA 80301
+1.303.443.2209

Project No: GA Project No. BEM003

March 22, 2005

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

Technical Report on Mining Assets
Petrex (Pty) Limited,
East Rand District, South Africa

Bema Gold Corporation
Suite 3100- Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC
V7X 1J1
Tel (604) 681-8371

Project Number GA Project No. BEM003

Gustavson Associates, LLC
5757 Central Ave, Suite D
Boulder, Colorado USA 80301

e-mail: gustavson@gustavson.com
web site: http://www.gustavson.com

Contact: William J Crowl
Telephone: +1 (303) 443-2209
Fax: +1 (303) 443-3156

Report Date: March 22, 2005

_________________________
William J Crowl, Registered Geologist Oregon
Gustavson Associates, LLC
Vice President, Mining Sector

_________________________
Brian M Scott, P. Geo
Bema Gold Corporation
Chief Geologist

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SUMMARY (Item 3)

This report is a Technical Report on the Mining Assets of Petrex (Pty) Limited (“Petrex”), East Rand District, South Africa. The report is intended to provide an accounting of the current status of the Petrex operations and a presentation of the Petrex December 31, 2004 Mineral Resources and Mineral Reserves. The report was commissioned by Bema Gold Corporation ("Bema"). Bema owns 100% of Petrex. The Petrex gold producing operations are located in the East Rand Basin of the highly mineralized Witwatersrand Basin, near Johannesburg, South Africa. The facilities include several operating underground mines, several dormant open pit mines and a processing plant with all accompanying infrastructure. The properties comprise approximately 31,450 hectares in three large packages – Consolidated Modderfontein Mines 1979 Ltd (“Cons Modder”), Nigel Gold Mining Co (Pty) Ltd (“Nigel”), and The Grootvlei Proprietary Mines Ltd (“Grootvlei”).

Annual gold production from the Petrex operations over the period 2nd half 2001 through 2004 from underground and surface sources is presented below:

Production Period	Tonnes	Gold Grade (1) (g/t)	Gold Produced
			kg	oz
2nd Half 2001	737,182	2.89	2,129	68,455
2002	1,661,953	2.93	4,207	135,246
2003	1,844,487	2.74	4,370	140,495
2004	1,862,635	2.65	4,548	146,228
(1)	Mill feed head grade

The December 31, 2004 Mineral Resources and Mineral Reserves for Petrex, reported on herein, were estimated by Petrex staff under the direction of Mr. Brian Scott, Bema’s Chief Geologist, a “Qualified Person” as defined in Canadian National Instrument 43-101. Industry standard techniques were employed throughout the estimation process, augmented by the use of electronic spreadsheets, mine planning packages where appropriate, and hands-on verification and manipulation of historic data. William Crowl, Gustavson’s Vice President, Mining Sector visited the site during January 2005, in the company of Brian Scott. Mr. Crowl is the Qualified Person for the Mineral Reserve estimation efforts. The Mineral Resources and Mineral Reserves are reported according to NI43-101 standards and classification schemes and are compliant with all reporting requirements. Proven and Probable Mineral Reserves from the underground mines total 6.0 million tonnes grading 4.4g/t gold. The total Measured and Indicated Mineral Resource (exclusive of the Mineral Reserves) is estimated at 27.3 million tonnes grading 3.8g/t Au. The total Inferred Mineral Resource is estimated at 16.3 million tonnes grading 3.9g/t Au. These resources do not include sand and surface clean-up material that have been historically processed and are presently available on the property.

The implementation of the MPRDA (Mineral and Petroleum Resources Development Act, Act 28 of 2002) on 1 May 2004, brought about a total new mineral dispensation in South Africa. In terms of the MPRDA the mineral resources of South Africa belong to

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the nation and the State is the custodian thereof. The MPRDA is also aimed at transforming the South African mining industry by substantially and meaningfully expanding opportunities for Historically Disadvantaged South Africans(“HDSA”), including women, to enter the mineral industries and to benefit from the exploitation of the nation’s mineral resources.

Petrex believes that its current old order mining rights will be successfully converted in terms of the MPRDA thus ensuring security of tenure.

The scale of the Petrex property combined with the difficult channelized nature of many of the target orebodies leads to genuine potential for both new and extensions of known orebodies with both surface and underground exploration. During 2004, a further 318 boreholes were drilled for 32,720m reflecting a focus more on deeper level drilling, particularly at the extension of orebodies beyond the final economic highwall in West Pit 1. Total cost for exploration during 2004 was US$1.74 million. Exploration of near surface Main Reef targets was disappointing. A gradual shift away from opencast mineable targets continued and the first deeper level drilling at Welgedacht and at the Impala Refineries took place. Exploration is designed to be a balance between short term reserve and resource definition and more medium term resource identification to motivate development to allow replacement of depleted reserves. Ideally, life of mine should be extended by exploration drilling but realistically this is not practical given the difficulty of reserve definition in the East Rand Basin. Petrex’s exploration programs follow strict industry-standard sampling, assaying, quality assurance and quality control (“QA/QC”) and analysis protocols.

The mining operations of Petrex comprise 8 underground shafts and 4 open pit operations. The open pit operations are dormant at this time. The process plant has a capacity of 185,000tpm. Gold production for 2005 is projected at 173,175ounces, and metallurgical recovery of gold from underground ore sources is estimated at 94%.

Significant progress was made with environmental management and permitting at the Petrex operations since Bema purchased the assets in 2002. The regulators approved all Environmental Management Programme Reports for underground and surface mining operations. The Grootvlei water discharge license was approved and implemented.

Petrex has an environmental policy in place that is in line with similar mining operations.

The tailings dams adjacent to the metallurgical plant have sufficient capacity for the current life of mine projections of the Petrex operations. The tailings dams are professionally operated to minimize long-term liabilities.

Petrex has initiated a number of community-based projects to enhance living standards of communities around the pits. These projects as well as on-going interaction have resulted in an improved relationship between the mine and the communities.

The most significant environmental issue that Petrex is addressing is the discharge of extraneous mine water from Grootvlei No 3 shaft. Negotiations with regulators and interested and affected parties to implement the strategic water management plan for the East Rand mining basin are in progress. Several alternatives for dealing with the outstanding issues were proposed based on a 2003 feasibility study completed by Petrex. The regulators support the alternatives proposed.

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Gustavson considers that the Petrex economic analysis to be a fair representation of the 11 year period covered. The early years are based on detailed mine plans and schedules and Mineral Reserves. The operating costs are based on historical actual costs factored for projected changes in operations over the analysis period. Metallurgical recovery is based on more recent production results that better reflect the improvements made to the processing facility.

The profitability of the Petrex operations is most sensitive to changes in the Rand/US$ exchange rate, gold price and operating cost. In the economic model, the affect of the strong Rand is partially offset by Petrex using average ZAR / US$ rates of 6.5 for 2005, 7.0 for 2006 and 7.5 thereafter in the model. At the current exchange rate of less than ZAR 6.1/US$ and the gold price at about US$430, the profitability of the operation would probably be at risk, if it were not for the Bema-reported currency and gold hedges in place. In Gustavson’s opinion, a strong Rand is not a positive factor for the Petrex operations.

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Tables

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Illustrations (Item 26)

Appendices

Appendix A: Certificates & Consent Letters Of Qualified Persons
Appendix B: Anglo American Research Laboratories Quality Control Procedures
Appendix C: Petrex Mineral Resources & Reserves
Appendix D: Exploration Data By Target
D-1 West Pit 1 Target
D-2 West Pit 3 & 4 Target
D-3 MK1 Target
D-4 Snake Road Target Area

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1.0         INTRODUCTION AND TERMS OF REFERENCE (ITEM 4)

Gustavson Associates, LLC (“Gustavson”) was commissioned by Bema Gold Corporation ("Bema") in January, 2005 to prepare a Technical Report on the Mining Assets of the Petrex (Pty) Limited in the East Rand District, South Africa. Bema owns 100% of Petrex (Pty) Limited (“Petrex”).

1.1          Terms of Reference

An independent technical report was prepared by SRK Consulting on the subject properties and filed on SEDAR on October 20, 2002. The report was titled: “AN INDEPENDENT TECHNICAL REPORT ON THE EAST RAND MINING ASSETS OF PETRA MINING LIMITED, SOUTH AFRICA. When referring to the SRK report and the opinions expressed therein, this report will cite “SRK” or “the SRK Report”. The SRK Report has been used as a base document upon which to build the current report. Where certain paragraphs are taken verbatim from the SRK Report, the paragraphs will be followed by a superscript (SRK), as shown here – (SRK). In order to make this report as brief as possible, where possible, the reader will be referred to the SRK Report for information that has not changed since October 2002. Some duplication of the SRK Report contents must be included here for consistency and clarity. No conclusions directly relating to mineral resources, mineral reserves or project economics have been take from the SRK Report.

Bema is a “producing issuer” with respect to mineral resource and mineral reserve reporting to Canadian securities authorities. There is no requirement for the independence of the Qualified Person in reporting. This technical report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects and Form NI43-101F1. Where possible, Gustavson has cited the applicable NI43-101F1 paragraph number in this report’s section headings, i.e. (Item 29). William Crowl, Gustavson’s Vice President, Mining Sector and Brian Scott, Bema Gold’s Chief Geologist are ultimately responsible for the preparation of this report. Both are Qualified Persons as defined in NI43-101. Certificates by Messrs. Crowl and Scott are included in Appendix A.

The key staff of Petrex alphabetically listed below (Table 1.1) were responsible for preparing the various sections of this report. The areas of responsibility for each individual as they pertain to this report are listed as well.

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Table 1.1: Responsible Petrex Personnel

Name	Current Position	Responsibility	Industry Experience	At Petrex
Mike Baynes	Geologist	Data Management, Resource & Reserve Estimation	16yr	2yr
Andrew Brown	Operations Director	Mining Operations	32yr	1yr
Grace Chemaly	Legal Advisor	Land Holdings, Legal Status	4yr	1.5 yr
Evan Cook	Chief Geologist, Underground Ops	Deposit Geology, Resource Blocking, Resource & Reserve Estimation	15yr	12 yr
Brett du Toit	Metallurgical Manager - Technical	Production Statistics, Plant Operations	19yr	8yr
Irene Melville Lea	Environmental Manager	Environment, Permitting, Water	10yr	2yr
Stephen Lea	Exploration Manager	Geology, Surface Resources, Exploration	19yr	6yr
Jabulani Peter Mabena	General Manager, Human Resources and Development	Black Empowerment, Government Relations, Public Relations	15yr	1.5 yr
Warren Marler	Chief Ventilation Officer / Occupational Hygienist	Mine Ventilation, Safety	22yr	1yr
Martin Schermers	Managing Director	Management, Costing, Economic Analysis	8yr	2.5yr
Richard Skinner	Ore Resources Manager	Geology, Resources & Reserves	30yr	12yr
Karel van Tonder	Rock Engineer Practitioner	Rock Engineering	29yr	1yr

An organization chart of the Petrex operations is shown in Figure 1.1.

Figure 1.1: Petrex Organization Chart

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Dennis Stansbury, Bema Gold’s Vice President of Production and Development, has participated in the preparation of this report as a ready source of detailed knowledge of the entire Petrex operation. That said, the contributions by the Petrex personnel named in Table 1.1 were critical to providing informed, authoritative discussions and written sections to this Technical Report, in their particular area(s) of expertise and responsibility as noted above.

In preparing this report, Mr. Crowl visited the East Rand mining assets of Petrex from January 19, 2005 through January 27, 2005. Mr. Scott, was on site at Petrex during the January visit by Mr. Crowl and has visited the properties several times in the past. Mr. Stansbury was also on site during the January visit, and visits the site on a regular basis.

1.2          Scope of Work

The scope of work undertaken by Gustavson and Petrex personnel involved working and reporting in the following areas with respect to the Petrex Mining Assets:

•	Property Holdings, Mineral Licensing
•	Government Relations, Black Empowerment
•	Geology
•	Exploration
•	Mineral Resources
•	Conversion of Mineral Resources to Mineral Reserves
•	Mining Operations
•	Life of Mine (“LoM”) Planning
•	Rock Mechanics
•	Metallurgy and Processing Plants
•	Tailings/Waste Disposal
•	Environmental – including Water Management, Mine Closure and Salvage Value
•	Infrastructure
•	Economic Analysis – Cash Flow Model.

1.3          Basis of the Technical Report

In summary, this technical report has been based on:

•	The SRK Report (October 2002);
•	Inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure;
•	Full access to key Petrex and Bema exploration, mine and head office personnel;
•
A review and, where appropriate, modification of Petrex’s estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by Petrex in making such estimates and applying classifications, for each of the Mining Assets, including check calculations where appropriate;

•
A review and where appropriate, modification of Petrex’s LoM Plans and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and

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metal production for the Mining Assets;

Given the extensive operating history of the Mining Assets, geological investigations, reconciliation studies, and in certain instances, independent audits, Gustavson has not found it necessary to independently verify the underlying data, including sampling and assay data. The Petrex staff provided Gustavson with all requested documentation. Further, Gustavson had full and free access to Petrex and Bema personnel when requested.

1.4          Effective Date (Item 24)

The effective date of the mineral resource and mineral reserve statements in this report is December 31, 2004. The effective date of this Technical Report is March 22, 2005.

1.5          Metal Prices and Exchange Rates

For the purpose of this report, the exchange rates and metal prices are shown in Table 1.2. The values in the table illustrate the complex relationship between the gold price denominated in US$ and the ZAR/US$ exchange rate.

Table 1.2: Metal Prices and Exchange Rates

Exchange Rate ZAR/US$	Au Price/g US$	Au Price/g ZAR	Au Price/oz US$	Au Price/oz ZAR
7.50 (Petrex 2007 to 2015 Model)	13.66	102.48	425	3,188
7.00 (Petrex 2006 Model)	13.66	95.65	425	2,975
6.50 (Petrex 2005 Model)	13.66	88.82	425	2,763
7.50	12.86	96.45	400	3,000
5.858 Current as of 3/4/2005	13.94	81.66	433.60	2,540
6.0376 Current as of 3/18/2005	14.11	85.18	438.80	2,649

All assumed costs, unless otherwise stated in South African Rand (ZAR), including operating and capital costs, are quoted in US dollar (US$) terms.

1.6          Qualifications of Consultant

Portions of this report have been prepared based on technical reviews and first-hand examinations/investigations by William Crowl from the Gustavson Associates, LLC’s Boulder, Colorado, USA office.

Neither Gustavson nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Bema Gold Corporation or Petrex (Pty) Limited or in the assets of either firm. Gustavson will be paid a fee for this work in accordance with normal professional consulting practice.

William Crowl has extensive experience in the mining industry and is a member in good standing of appropriate professional organizations and is a Qualified Person as defined by NI43-101.

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1.7          Metal Production

The Petrex annual gold production over the period 2nd half 2001 through 2004 from underground and surface sources is presented in Table 1.3.

Table 1.3: Annual Gold Production from East Rand Operations
2nd Half 2001 to 2004 (Exclusive of Toll Treated Ore)
Production Period	Tonnes	Gold Grade (1) (g/t)	Gold Produced
			kg	oz
2nd Half 2001	737,182	2.89	2,129	68,455
2002	1,661,953	2.93	4,207	135,246
2003	1,844,487	2.74	4,370	140,495
2004	1,862,635	2.65	4,548	146,228
(1)	Mill feed head grade

2.0         DISCLAIMERS (ITEM 5)

2.1          Limitations & Reliance on Information

Data presented in this report reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently, actual results may be significantly more or less favorable.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Gustavson does not consider them to be material.

Gustavson is not an insider, associate or an affiliate of Bema or Petrex. The results of the study by Gustavson are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

Gustavson reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. Petrex and Bema assume full responsibility for sections on mineral title and ownership.

No information came to Gustavson’s attention during their review of the data and information provided by Bema and Petrex that would cause Gustavson to doubt the integrity of such data and information.

This report was prepared in cooperation with senior Petrex and Bema personnel, under the supervision and management of persons experienced in their respective fields of expertise. Gustavson takes responsibility specifically for the reporting of the Mineral Reserves as derived from the Mineral Resources as estimated under the supervision of Qualified Persons employed by Bema, namely Brian M Scott, Chief Geologist.

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2.2          Disclaimers & Cautionary Statements for US Investors

In considering the following statements Gustavson notes that the term “ore reserve” for all practical purposes is synonymous with the term “Mineral Reserve”.

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as “resources,” that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Gustavson has been informed by Bema that to the best of its knowledge, there is no current litigation that may be material to the Petrex Mining Assets.

3.0         PROPERTY DESCRIPTION & LOCATION (ITEM 6)

3.1          Property Description

See the SRK October 2002 report.

3.2          Location and Access

See the SRK October 2002 report. For the sake of clarity, Figure 3.1 is provided for reference.

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Figure 3.1: Petrex Location

3.3          Mineral and Mining Rights

3.3.1              South African Law: Mining Rights and Mining Authorizations

The implementation of the MPRDA (Mineral and Petroleum Resources Development Act, Act 28 of 2002) on 1 May 2004, brought about a total new mineral dispensation in South Africa. In terms of the MPRDA the mineral resources of South Africa belong to the nation and the Federal Government of the Republic of South Africa (“State”) is the custodian thereof. The MPRDA is also aimed at transforming the South African mining industry by substantially and meaningfully expanding opportunities for Historically Disadvantaged South Africans (“HDSA”), including women, to enter the mineral industries and to benefit from the exploitation of the nations mineral resources. The State must exercise sovereignty over all mineral resources within South Africa.

Earlier mining legislation, which has since been repealed, granted, by way of precious metal claims, mining leases, etc., statutory rights to mine for precious metals. Despite the repeal of this earlier legislation, mining leases continued to be valid under the terms of the now repealed Minerals Act, 1991. In terms of the provisions of the Minerals Act, a mining authorization had to be obtained over the precious metal claims and mining lease and an environmental management program had to be approved, to enable the continuation of mining activities. Mining companies are holders of such mining authorizations and approved environmental management programs. In terms of the Transitional Arrangements as contained in Schedule II of the MPRDA, these rights are categorized as “old order rights”. The holder of these old order rights must convert the old order right to new mining rights before 30 April 2009. To obtain such a conversion it

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is necessary to develop a Mining Work Programme and Social and Labour Plan as prescribed in the MPRDA as well as provide proof of compliance to the Mining Charter, for each mining company. The Mining Charter deals with the transformation of the South African Mining Industry. It requires that 15% of each of these companies must be in the hands of Black Economic Empowerment partners by 2009 and 26% by 2014. Upon conversion, the Mining Right, which is a limited real right, must be registered in the Mineral and Petroleum Titles Registration Office (previously Mining Titles Office). All the rights to minerals previously held in terms of common law or previous mineral legislation must be de-registered upon the registration of the Mining Right in the Mineral and Petroleum Titles Registration Office. Figure 3.2 shows the mineral right holdings of Petrex.

Figure 3.2: Petrex Property Lease Areas

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3.3.2              Future Legal Developments: The Mineral and Petroleum Resources Development Act, 2002

As mentioned previously, the MPRDA was implemented on 1 May 2004. In addition to the State becoming the custodian of all of South Africa’s mineral resources, the State has the right to grant, control and administer access to those mineral resources. The Mineral and Petroleum Royalty Bill (“Royalty Bill”) is being drafted and this will determine the amount of consideration payable to the State in consequence of exercising the prospecting and mining rights to be granted under the MPRDA. The Minister of Finance confirmed during his budget speech in February 2004, that the Royalty Bill would only be implemented during 2009. This has the effect that no royalties will be payable until 2009. It is expected that the revised Royalty Bill will be available for comment during 2005. One of the objectives of the MPRDA is to ensure security of tenure for existing operations. All existing mining operations will have a five-year period, as from 1 May 2004, to convert existing rights (old order rights) to mine in order to bring those rights in line with the MPRDA (new order rights).

Petrex believes that its current old order mining rights will be successfully converted in terms of the MPRDA thus ensuring security of tenure. Industry, government and other stakeholders reached agreement on the terms of the Mining Charter (the “Mining Charter”). The Mining Charter seeks to enshrine the principle of future participation of HDSA into the mining industry as part of the government’s broad based economic empowerment program. Again, participation of HDSA or Black Economic Empowerment (“BEE”) partners requires 15% participation by 2009 and 26% of ownership of current operations by 2014. The Mining Charter consists of seven pillars of which BEE is only one.

For areas under the responsibility of Petrex, the Department of Minerals and Energy have approved all environmental management programs. Likewise, mining authorizations have been granted at Grootvlei, Cons Modder and Nigel. All these rights are categorized as old order mining rights in terms of the MPRDA.

A Tribute agreement which was previously in place with New Kleinfontein Gold Claims (Pty) Ltd to mine on the Farm Geduld 123IR was cancelled and replaced by an agreement between the parties in terms of which New Kleinfontein granted to Grootvlei the right to mine for precious metals in the Grootvlei Contract area as defined in the agreement for a period of 24 months commencing on 13 February 2004, and in turn Grootvlei agreed to unconditionally abandon that portion of the Grootvlei Mining Authorisation which covers the UC Prospecting area to the exclusion of the Grootvlei contract area. As consideration for the right granted by New Kleinfontein to Grootvlei to mine the precious metals as aforementioned, Grootvlei has compensated New Kleinfontein in the amount of ZAR 3.5 million which payment was finalized.

An agreement also exists with Gravelotte Mines Limited and is such that Petrex has the right to mine open pit resources up to 100 meters below the surface, while Gravelotte can exploit certain limited underground resources belonging to Petrex, in the northern Cons Modder area. In respect of this agreement with Gravelotte Mines Limited, the consideration is reciprocal, and the financial effect on Petrex is neutral.

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During the January 2005 site visit, Gustavson took sight of and reviewed listings and maps of license areas and fees payable by Nigel Gold Mining Co (Pty) Ltd, Consolidated Modderfontein Mines 1979 Ltd and The Grootvlei Proprietary Mines Ltd, all part of Petrex. The listings and maps are in order and, according to Petrex personnel, the fees are paid up to current requirements.

3.4          Infrastructure

See the SRK October 2002 report.

3.5          Environmental Liabilities

See Section 19.5 for a discussion of the Petrex Environmental status.

4.0         ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE &
              PHYSIOGRAPHY (ITEM 7)

See the SRK October 2002 report.

5.0         HISTORY (ITEM 8)

See the SRK October 2002 report.

In October 2002, Chimera Mines and Minerals acquired Petrex (Pty) Ltd the holding company of Grootvlei, Cons Modder and Nigel from Petmin. Chimera was in turn acquired by Bema Gold Corporation in February 2003.

5.1          Historical Resources and Reserves

The December 31, 2003 Mineral Reserve and Mineral Resource are shown in summary fashion in the following figures. Figure 5.1 shows a summary of the 2003 Measured and Indicated Mineral Reserves. Figure 5.2 shows a summary of the 2003 Inferred Mineral Resources and Figure 5.3 shows a summary of the 2003 Proven and Probable Mineral Reserves at a 0.0g/t cutoff.

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Figure 5.1: Measured and Indicated Mineral Resources, December 31, 2003

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Figure 5.2: Inferred Mineral Resources, December 31, 2003

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Figure 5.3: Proven and Probable Mineral Reserves, December 31, 2003

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6.0         GEOLOGICAL SETTING (ITEM 9)

The following section is based largely on the SRK 2002 report. Modifications have been made where appropriate, reflecting an increasing understanding of the subject at hand.

6.1          Geological Setting of the Witwatersrand Basin

Operations within the Witwatersrand Basin are mostly deep level underground mines exploiting gold bearing, gently to moderately dipping, tabular orebodies. The Witwatersrand Basin comprises argillaceous and arenaceous sedimentary rocks of up to 6km vertical thickness and situated within the Kaapvaal Craton. Extending laterally for some 300km east-northeast and 100km south-southeast these sedimentary rocks dip on average at shallow angles towards the centre of the basin, however locally the dip does vary. The basin crops out at its northern most extent, immediately south of Johannesburg, however further to the west, south and east it is overlain by up to 4km of a variety of late Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin itself is late Archaean in age and the sedimentary rocks are considered to be of the order of 2,700 to 3,000 million years old.

Gold mineralization in the Witwatersrand Basin occurs within laterally extensive quartz pebble conglomerate horizons, termed “reefs”. These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin, namely the Evander Goldfield, The East Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Central Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. As a result of faulting and / or other primary controls on mineralization, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an inland sea. (SRK)

All major reef units are developed above unconformity surfaces. The extent of unconformity is typically greatest near the basin margin, and decreases toward more distal areas. Complex patterns and interactions of syn-depositional faulting have resulted in variations in sediment thickness. Sub-vertical to over-folded reef structures are characteristic of basin margin features. (SRK)

Numerous intrusives, in the form of dykes and sills of diabasic or doleritic composition are present within the Witwatersrand Basin. These are associated with several different events, such as the extrusion of the late Archaean Ventersdorp Lavas and the overlying Mesozoic Karoo Volcanic Suite and the emplacement of the Proterozoic Bushveld and Pilanesburg igneous complexes to the north. (SRK)

Reefs generally consist of varying amounts of quartzites and vein quartz and chert pebbles. Pyrite and kerogen are indicator minerals to the gold, which is up to 98% free in most cases. Gold concentration is not directly related to reef morphology. Silver mineralization occurs in the reefs, up to 12% of gold values in general.

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6.2          Geology of the East Rand Basin (ERB)

Extensive areas of the ERB are flat lying and covered by weathered rocks of either the Karoo Sequence, Transvaal Sequence or lavas of the Ventersdorp Supergroup. Sandstones and shales of the Karoo sequence cover over 90% of the surface topography of the ERB. Outcrops of rocks of the Witwatersrand Supergroup occur over extensive areas within the southern region of the ERB, but are limited elsewhere in the ERB. The outcrop of the principal gold bearing conglomerate, the Nigel reef, within the limited exposure of Witwatersrand Supergroup in the northern portion of the ERB led to the discovery of the goldfields in the East Rand (Figure 6.1: Regional Geology). (SRK)

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Figure 6.1: East Rand District Regional Geology (after SRK and Petrex 2002)

The reefs exploited in the underground operations, consist of Kimberley, Black and Main (Nigel) while in the now idle open pit operations, production came from the Black, Kimberley, Main and Livingstone reefs. The open pit operations exploited outcrop and sub-outcrop representations of the reefs mined from the underground operations. In most cases, open pit mining extracts pillars and underground backfilled areas with tracts of virgin reef generally limited.

6.3          Structure

In comparison to other portions of the Witwatersrand Basin, the ERB has had a simple structural geological history. The ERB is separated from the Central Rand by an

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anticline, known as the so-called ‘Boksburg Gap’. East of Boksburg NNW-SSE trending syn-and anticlines are abundant. These structures apparently played an important role in the depositional history and distribution of the gold bearing conglomerates in the area. Probably the most important of these structures was the Springs Monocline striking NNW to SSE and only changing direction locally in the vicinity of the Vogelstruisbult (Vogels) Tear Fault where it appears to be affected by a younger NE-SW trending syncline. (SRK) The Vogels Fault is a left lateral tear fault with a horizontal displacement of approximately 950m on the Main Reef Leader Horizon. Payshoots can be matched across this fault when restored, indicating that displacement took place after deposition of the lower gold bearing horizons. Apart from the major folds and faults described above, several minor faults, some of which were intruded by mafic intrusives of different ages, also occur.

6.4          Reefs

A large number of auriferous, generally conglomeratic reefs have been mined to a greater or lesser extent throughout the ERB. The conglomerates mined are from the youngest to the oldest - Black Reef, Kimberley Reef (UK3, UK9A or May Reef, B Reef, C Reef, MK1, MK2) and South Reef, Next Aboves (“NA’s”), Next Belows (“NB’s”) and Main Reef Leader (Figure 6.2) . In addition to the above reefs, other units like the Bird and Livingstone Conglomerates have been intersected from both the surface and underground drilling. In the north western corner of Cons Modder several small pebble Livingstone reefs (South Reef, NB1 and NB2 and South Reef Marker) have been mined, in addition to the so-called NA reefs which occur above the Main Reef. Figure 6.3 is a diagrammatic cross section of the ERB.

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Figure 6.2: Stratigraphic Column of East Rand Area

Figure 6.3: Diagrammatic Geologic Cross Section of the East Rand Basin

6.4.1              Black Reef

The auriferous Black Reef quartzite formation occurs at the bottom of the Transvaal Group unconformably overlying the Witwatersrand Supergroup rocks. The Black Reef dips at approximately 5 degrees. Two facies have been noted in the Black Reef, the

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Blanket and the Black Reef Channel facies. The Blanket facies is a package of fine-grained quartz arenites, which stratigraphically overlie the Channel facies separated by a thin layer of black shales. Where the Channel facies are absent, the Blanket Facies overlies Witwatersrand sediments. The upper portion of the Blanket Facies comprises the buckshot pyrite leader zone, which was selectively mined yielding grades in excess of 5g/t gold over stoping widths of 100cm.

The Channel facies is developed in narrow and elongated erosional channels with almost vertical flanks. The Black Reef Channel facies in the Cons Modder section originated by virtue of deep channeling in the sub-Transvaal unconformity, cutting and scavenging gold from gold bearing Kimberley and Main Conglomerates. These channels generally have a narrow width, but locally can be deeply incised (up to 18m) and can contain very high gold values. (SRK) Three distinct units have been recognized within the Black Reef Channel Facies at Gedex: the Normal; Carbonaceous; and Basal units. The Normal unit is the uppermost, and most widespread, of the three units. The Carbonaceous unit, which has a distinctive soft black carbonaceous matrix, is less widespread while the Basal unit, which occurs localized within deeply incised channels, is less common. These units can either be superimposed, or occur as individual units, separated by a quartz arenite. All the three channel units are potentially economic, with better gold grades typically occurring within the Basal and Carbonaceous units. Grades in general are lower than is typical for elsewhere in the basin, which possibly reflects the lower tenor of the source rocks in the underlying Witwatersrand. Intervening quartz arenites, if developed, constitute internal waste. (SRK)

6.4.2              Kimberley Reef

The Kimberley reef consist of numerous conglomeratic beds within the Turfontein subgroup and these have been designated according to the stratigraphic sequence of occurrence; the Upper Kimberley zone hosts the UK3, UK5, UK9A or May Reef, B Reef and C Reef, whereas the Middle Kimberley hosts the MK1 and MK2 reefs. The majority of the gold mined so far from the Kimberley series has been from the UK9A or May reef. The UK9A reef is a dark colored, compact, well-sorted large quartz and chert-pebble conglomerate, with pebbles up to 25mm in diameter, which was deposited on well-defined regional unconformities in the eastern portion of the ERB. The reef varies in thickness from a few centimeters in the southeast and northeast to over 1m in the northwest, dipping multi-directionally at about 10 to 15 degrees and occurring at depths of up to 700m below surface. Mineralization consists mainly of pyrite, pyrrhotite and thucolite. The B Reef is a series of poorly mineralized conglomerates and coarse-grained quartzites underlying the UK9A. Gold tenor is poor and the reef is only extracted if in close proximity to the UK9A.

The C Reef occurs approximately 15 to 20m below the UK9A in the Cons Modder area and is sometimes a single pebble lag or up to 3 robust large pebbled conglomerate band approximately 1.0 to 2.0m wide. The C Reef has been stoped in 14 shaft and 9 shaft. The C Reef is separated from the underlying MK1 Reef normally by 5 to 10m of chloritoid shales and / or khaki micaceous pudding stones (MK1 Bastard Reef or MK1A).

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Where, the C Reef and the MK1 Basal Reef are in close contact they are stoped as one unit.

The MK1 unit comprises of shales, “pudding stone” (rounded quartz and angular chert pebbles in an areno-argillaceous matrix), quartzite and conglomerates. This group of sediments is very variable in type, thickness and aerial extent and is considered to represent channel-fill material below the B Reef and C Reef. The MK1 Basal Reef itself is generally a poorly developed medium pebble conglomerate lying unconformably on quartzites, scattered pebble conglomerates or strongly cross-bedded quartzites.

High gold values are often found in the conglomerates and in the heavy mineral stringers, which accumulated on the foresets of the cross-bedded quartzites. Sporadic values have also been noted occasionally in the pudding stone. Ideal conditions for gold enrichment in the MK1 Basal Reef appear to exist where the C Reef and Basal Reef conglomerates are in contact. These conditions exist on the lower levels in the 14 Shaft areas, but irregularity of these deposits, both vertically and laterally, make prediction of payable areas difficult. (SRK) The MK Reefs vary quite considerably geologically from area to area as well as with respect to economic viability. An MK1 conglomerate has however been extensively mined in the 14 shaft area and will be continued in future.

6.4.3              Main Reef / Livingstone Reefs

The Main-Bird Formation of the Johannesburg Subgroup carries a sequence of thin reef bands which correlate with the Main Reef and the overlying Livingstone Reefs. The package above the Main Reef carries up to thirteen thin conglomerate bands over about 70m which are referred to as the Next Aboves. The Livingstone Reefs consist of the stratigraphically highest South Reef underlain by the Next Belows and the South Reef Footwall Marker or so-called Buckshot Reef in a package about 20m thick. The Main Reef is developed basin-wide but the others are well developed only along the northern margin of the basin and sporadically even there.

6.4.4              Nigel (Main) Reef

The Nigel Reef occurs on an unconformity at the base of the Upper Witwatersrand Subgroup, and is considered a boundary reef, between the Upper and Lower Witwatersrand Subgroup. The reef is a conglomerate with well-rounded white, smoky and translucent vein quartz pebbles averaging 25mm in diameter. The thickness of the reef is highly variable, from a single pebble layer to a 3m thick zone. Gold distribution within the reef is concentrated in elongated payshoots on the peripheries of the basin, particularly on the southern side with individual shoots extending over 1500m in length and as much as 300m in width. The payshoots are elongated with their long axes trending in the north-west-south-east direction thought to reflect the orientation of channelized flow on a large alluvial fan delta. Individual payshoots may be laterally displaced by faulting or terminate abruptly. (SRK)

The payshoots invariably contain higher concentrations of gold than adjacent areas and in some cases occur adjacent to non-pay zones. Higher and more consistent gold values occur on the north-east side of the Springs monocline. This is attributed to the extensive

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reworking of auriferous footwall bed in the north-east of the monocline in comparison to the largely intact south-east area where gold values are erratic. (SRK)

The facies are unpredictable, but are dominated by a single pebble gravel lag facies that are erratic in gold values. The reef varies in thickness from several centimeters to 45cm and comprises of a basal gravel overlain by a black quartz arenite placer and a thin, small to medium pebble conglomerate. When the basal gravel is absent, both the overlying quartz arenite and small pebble conglomerate are also absent. High concentrations of gold occur within the basal gravel and the upper small pebble conglomerate. (SRK)

Figure 6.4 shows the general geologic relationships of the near-surface reefs in the ERB.

Figure 6.4: Schematic Geologic Cross Section of Near-Surface Reef Geology in the ERB (not to scale)

7.0         DEPOSIT TYPES (ITEM 10)

See Section 6 above.

8.0         MINERALIZATION (ITEM 11)

See Section 6 above.

9.0         EXPLORATION (ITEM 12)

The scale of the Petrex property combined with the difficult channelized nature of many of the target orebodies leads to genuine potential for both new and extensions of known orebodies with both surface and underground exploration. From the open pit perspective,

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near surface ore sterilized by previous mining restrictions and pillar requirements becomes highly prospective within environmental limits.

Previously, mining and exploration targets for the various reefs terminated against a property boundary. The recent consolidation of the Nigel, Grootvlei and Cons Modder properties into a single ownership has enabled the possibilities to explore the extension of payshoots over such property boundaries. In addition, vast areas of the mining history within the Petrex operations remain uncaptured and the collation of such information would assist in deciphering potential exploration targets and already mined out areas. (SRK)

9.1          Exploration Status Update, February 2005

9.1.1              Drilling (Item 13)

Following the sale of Petrex to Bema, substantial funds were made available for surface exploration work for increasing short term resources. During 2003, a total of 302 surface exploration boreholes were drilled for 18,300m at a cost of US$ 0.73 million. These were principally in the Black Reef and Kimberley Reef target areas nos. 1 to 3 and a limited amount in the Main Reef et al target area no. 1 and directed solely at open pit mineable targets. The West Pit 3 and Snake Road Orient pits commenced as a direct result of this drilling and the life of West Pit 1 was extended.

During 2004, a further 318 boreholes were drilled for 32,720m at a cost of US$ 1.74 million reflecting a focus more on deeper level drilling, particularly at the extension of the West Pit 1 Black Reef orebody beyond the final economic highwall. In addition, further drilling in the West Pit 3 and Snake Road target areas took place together with a limited amount over the Main Reef target areas nos. 1 and 2. The biggest disappointment has been the unsuccessful exploration of the Main Reef and Next Above package along the strike length from Snake Road to Van Ryn where very little remnant material (pillars and un-mined reef ) was encountered.

A gradual shift away from open pit mineable targets continued and the first deeper level drilling at Welgedacht and at the Impala Refineries took place. This trend will continue in 2005 with surface drill testing of the extensions of the K616 and K12S Kimberley Reef shoots to the west of Grootvlei 1 Shaft and a preliminary program for Black Reef, UK3, UK5, UK9A and UK9A on the large “white area” that is New State Areas on the western side of the basin. A program of combined underground and surface drilling to follow up widely spaced, payable intersections on the UK3 horizon in the vicinity of Grootvlei 1 and 4 Shafts will also be undertaken. Exploration is designed to be a balance between short term reserve and resource definition and more medium term resource identification to motivate development to allow replacement of depleted reserves. Ideally, life of mine should be extended by exploration drilling but realistically this is not practical given the difficulty of reserve definition in the East Rand Basin. See also Section 15.3.4.

10.0      SAMPLING METHOD AND APPROACH (ITEM 14)

10.1       Underground Sampling

See Section 15.2.1.1.

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10.2       Exploration Sampling

See Section 15.3.5.2.

11.0      SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

For underground, see Section 15.2.1.1. For surface exploration, see Sections15.3.5.3 through 15.3.5.4 and 15.3.6.

12.0      DATA VERIFICATION (ITEM 16)

For underground, see Section 15.2.1.2. For exploration see Sections 15.3.5 through 15.3.7.

13.0      ADJACENT PROPERTIES (ITEM 17)

Not material or applicable in this report.

14.0       MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

Petrex is an operating mine and the mineral processing and metallurgical testing has long since been completed and an efficient processing facility is in place. Notwithstanding this, Petrex routinely conducts metallurgical testwork on samples taken from the apron to ascertain the characteristics of the ores being fed to the process facilities to assure that problematic ores have not been encountered. For a description of the Petrex mineral processing facility see Section 19 below.

Petrex also processes toll ore through the G circuit for third parties. Metallurgical test work is key to determining ore grades and gold recoveries for this material for payment calculations.

15.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

15.1       Mineral Resources

In 2003 and 2004, the estimation of Mineral Resources for the underground and open pit operations was completed by qualified personnel at the Petrex mine site in Johannesburg and reviewed by Brian Scott P.Geo Chief Geologist for Bema Gold and Qualified Person under the definitions of National Instrument 43-101. Underground measured, indicated and inferred resources as of December 31, 2004 are reported above a cut-off grade of 2.0g/t gold. Open pit inferred resources as of December 31, 2004 are reported above a cut-off grade of 1.0g/t gold. The resource estimation process is based on data derived from underground sampling for the underground resource estimates and surface drilling for the open pit resource estimates. Data compiled by previous owners of the Petrex properties was also utilized.

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15.1.1           Data Verification

The most striking characteristic of the East Rand mining operations is the long history (over 100 years) of mining, which provides an extensive database to support the resource estimate through comprehensive metal production reconciliation between the predicted gold with the actual recovered amounts. The historical database also provides an opportunity to assess and compare mining performance, such as extraction ratios, dilution and shaft call factors, modifying factors used to convert the mineral resources to reserves are based on historical operating data. The Bema / Petrex qualified personnel have no reason to believe, given the reputation of previous operators of the various properties comprising the Petrex operations, that any historical data would be incomplete, inadequate or erroneous. Over the past 100 years, data collection, resource estimation and mining methodologies have remained relatively constant and standard to the mining industry in the Witwatersrand deposits.

Petrex is presently in the process of converting all relevant data from paper format to digital format. This has been on-going for two years as active mining on the property has been more or less constant for over 100 years resulting in an overwhelming amount of data including numerous grid formats, map scales, stope maps and assay plan maps. Currently over 337,000 face sample assay data points have been captured encompassing four mineralized reef horizons. The qualified personnel believe the base sampling data and the resulting modifying factors are reliable for the estimation of mineral resources and reserves. Table 15.1 shows a tally of sample data capture per unit.

15.2       Underground Mineral Resources

15.2.1           Underground Resource Estimation Procedures

Historically, resource estimation in the East Rand Basin ( ERB) has been completed by manual methods that are still in current use at Petrex operations. Polygonal estimation methods on level plan maps are used for the underground resource estimation. This process is referred to as “blocking”, where individual areas are “blocked out”. The Petrex property covers 311km2 and Petrex has access to and has been collecting hard copy information from underground development completed by the numerous companies and mining operations that have occurred on the East Rand. Resource blocks are established by qualified persons on site familiar with the area and verified by either a site visit to the underground area of interest and sampling, or by capturing old mining stope and assay data information from plan maps.

Data used to estimate underground resources are derived from two sources, underground plan maps that depict stoped areas and resource blocks outlined by Petrex personnel and by previous companies. These plan maps help define the geologic model based on the geometry of the mineralized reef channels and are used to help outline the boundaries of the mineralization. Assay plan maps that display individual gold values from underground sampling are used to estimate grade within resource blocks.

It is worth noting that the resources reported are a fraction of the entire lease area that is expected to be mineralized. The East Rand Basin has produced over 300 million ounces of gold over the last 100 years from several reef horizons. Vast areas of reef mineralization remain unmined due to regulations surrounding land packages and

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boundary pillar areas that could not be accessed. The Petrex property is the amalgamation of many properties which has provided an unprecedented opportunity to re-evaluate resource potential in the East Rand.

In a highly channelized and braided stream profile, common to the East Rand, resources can be extended out much further from known values in the direction of the payshoot if the confidence is there to do so. This confidence is based on empirical mining evidence that shows grade and geologic model continuity can exist along strike lengths of 10-15km and across strike up to 1,500m. Geological boundaries are still adhered to when over-bank facies or channel edges are expected, or for other geologic reasons such as faults and / or dykes.

The lateral width of resource polygons is variable. The width varies based on the known geometry of the mineralized channels, reef facies variation within the reef and grade of the reefs defined by underground sampling and stoping. This method for blocking was derived out of necessity and dictated essentially by the variation in the orebody, and was found to be the most reliable method.

15.2.1.1      Underground Sampling

The underground sampling methodology adopted at the East Rand operations is consistent with the methods used within the Witwatersrand basin by other mining companies. Chip samples are collected underground at the stope face by collecting a sample perpendicular to the reef plane at set intervals along the face or development. On development headings, samples are collected at 2m intervals. Stope face samples are collected at 3m intervals on Kimberley and Main Reefs and 6m intervals on Black Reef mineralization. The sample intervals are variable but generally in the order of 8-15cm but can extend up to 50cm for certain thicker reef types. Duplicate channel samples are taken at opposite ends of a stope face to evaluate grade variability. Stope faces are typically 20 to 30m in length.

Underground samples are assayed at Super Laboratory Services (Pty) Ltd (“Super Lab”) in Springs, South Africa. Super Lab is not ISO certified. Super Lab assay techniques are similar to standard methodologies employed at other laboratories, where the samples are first crushed using jaw crushers, split and then pulverized using vertical spindle type pulverizes. Mine samples are analyzed utilizing the fire assay technique with a gravimetric finish in which the final prill is weighed on an electronic mass balance. An AA finish is performed on residue samples. Super Lab was audited by Dr. Barry Smee of Smee and Associates in 2003 and followed up with another site visit in 2004. Recommendations in 2003 and 2004 include:

•	Establish a baseline for accuracy, precision and contamination using standards, duplicates and blanks

•	Clean and/or re-line the assay furnaces.

•	Weighing of beads on the cumulative weight microbalances must be modified to allow more time for the instrument to become stable before weighing another sample.

•	Improve reporting format to Petrex.

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•	Consider using aluminum tags instead of paper sample tags.

•	Improve organization of samples at apron sample point and sample receiving at the lab.

•	Upgrade crushers and pulverizers.

•	Use an auto pipette to add the silver inquart.

Steps have been taken to improve sampling efficiency and organization at the lab. Samples are organized at the apron and at the receiving section of the lab to avoid sample mix-ups. Ten standards have been created to track lab accuracy but round robin results to establish mean acceptable values are still outstanding. Pulp and preparation duplicates are being collected and analyzed to establish baseline precision data.

15.2.1.2      Underground Data Base Development and Validation

Database development at the Petrex operations is an ongoing exercise of data capture and block validation. Resource blocks are outlined in real time as the year progresses. Access into an area allows validation of a pre-existing block and mining advance allows more resources to be generated. Assay data from the lab is hand entered onto maps and into a database. The entire resource database is held within the INGRESS system, a somewhat antiquated, yet powerful database system designed to store survey information (pegs), resource block information, reserves and actual mine production information. All new and revised block information (as well as blocks marked for deletion) is recorded in a standard format on paper (which is filed and stored) and in an Excel spreadsheet. All this is done by the individual shaft geologists. At this point numerous checks are implemented to look for any errors in the database that has been hand entered.

Throughout the year, resource blocks may be added, deleted or changed if the block has not been mined. These changes form the basis of the new resource estimate at year end. The original resource block database, however, is not altered.

The resource estimate database is drawn from INGRESS on a predetermined date and the resource database is then frozen for all editing, until the new Resource is read back into it. (For security reasons this re-entering step cannot be done easily and is completed by the company that maintains this program). The old Resource database is kept in the program (as a record) but is made inaccessible and invisible to all end users. The resource database that is drawn is then imported into an Access database program. All additions, edits and deletions are also imported into the database and Access is used to delete, append, add and update all the required changes to the resource database. As these changes are often batched, all edit information is stored in an excel spreadsheet, in batches and flagged by the dates when changed. This allows one to follow changes and track subsequent edits.

This system easily lends itself to database verification (as required by Bema) and is used in the accompanying spreadsheet to both filter and generate the supplied pivot tables. Resource blocks are assigned a series of block codes that help define the potential of a resource block based on location, access, availability, verification status, reef type and grade. These data are captured digitally allowing various queries to be used to examine

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resource potential by area and economics. These parameters have either been inherited from previous mining companies in the Witwatersrand or modified after consultation with Bema geologists. They include:

Availability Code:	A letter code tagged to the resource blocks that measures block availability as a function of time and accessibility in relation to the active shafts and mining areas.

Codes include:

IA	Block is immediately available within 1 year but not necessarily scheduled to be mined. The block can be accessed if needed.

A	Block is available beyond 1 year but will require development to access it.

U	Block is unavailable until proven otherwise.

U/W	Block is located in a flooded area but could be accessed with pumping and converted to an “A” category.

P	Pillar block in mined- out area, left for stability or regional reasons.

Verification:
A letter code “yes” or “no” that denotes whether the resource block has been verified by either a site visit and re-sampling or by the existence of old assay sheets and / or stretch values (on reef development face sample data) that shows evidence that the block and grade exists and has not been mined.

Block name:	A unique name for each blocked area.

Value:	Recorded as cmg/t (Width in cm of the mining, multiplied by the sampled grade in g/t gold for that area.)

Area:	Recorded in m2 and measured with a planimeter on 1:200 scale assay tracing sheets. Each shaft geologist is responsible for measuring and area standards are used to calibrate the instrument.

Shaft:	Unique alpha numeric code that identifies the property and shaft number.

Reef:	Each reef type has a unique code e.g. Black Reef =BR etc.

Resource:	A unique code indicating whether the block is measured, indicated or inferred.

Stope width:
Is a measured number from actual underground development work. The stope width represents an achievable and realistic stoping width which can be applied to blocked areas in order to derive a tonnage and metal content per block.

All resource blocks have a unique block name and are drawn on 1:2,500 plan maps that include underground stope information and underground development. B. Scott P.Geo. and Qualified Person under NI43-101 reviewed the database and block outlines on level

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plans during a site visit in January 2005 and concluded that the database was suitable for resource estimation for the period ending December 31, 2004.

15.2.1.3      Underground Geologic Modeling

All assay point data from mining or on reef underground development work is drafted onto geologic level plans. For each sampling point, the channel width (CW), stope width (SW) and gold grade were captured. A tally of sample data capture per unit is shown below (Table 15.1) . A portion of the face sample assay database at selected shafts has not yet been located or captured digitally. The fact that the property has an immense history of mining and different data capture formats has made the task of data compilation difficult and an ongoing exercise. Pre-existing resource blocks with grade values do exist within the resource database but these are coded as such and an effort is made to verify and validate these blocks on a constant basis. The Cons Modder area is a case in point where the block values have been transcribed from the old plans, and approximately 30% of the blocks are determined from old plans. A portion of these blocks comprising the mineral resource have been mined, and based on a subsequent detailed metal reconciliation, the old data have been proven to yield reliable estimates of the mineral resources and mineral reserves.

Table 15.1: A breakdown of number of sample points captured per reef and shaft

Area	Shaft	Shaft code	Reef	No. of sample points
Cons Modder	9#	CB	C	10,555
	14#	CC	all	12,180
	Others		all	19,238
Grootvlei	1#	GA	KR	98,718
	4#	GD	KR	15,883
	6#	GF	KR	65,337
	8#	GH	BR	28,935
Nigel	SD2#/ East Dagga	NS	KR	49,745
	MV2#	NM	MR	36,513
Total				337,104

Values greater than the local shaft cut-off grade are contoured to define the orientation of the mineralized reef (payshoot). Individual face samples are averaged into one composite value that represents the weighted average grade and thickness for that specific stope face. These weighted average values are called “stretch” values.

All resource blocks are outlined and measured on either 1:200 assay tracings or 1:1000 plans. These blocks are digitized using MicroStation software. Unfortunately the block database is not captured as closed polygons or tied to a relational database. This is being addressed in 2005 allowing resource blocks to be plotted by resource code, grade or any

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other block code that is assigned. Figure 15.1 shows a typical resource block outline plan map.

Figure 15.1: Petrex Diagrammatic Resource Blocking Format

15.2.1.4      Underground Resource Classification Methodology

Measured Resources

Measured resources are blocked out 25m in the direction of the mineralized channel. This may be modified in isolated cases depending on geological continuity and additional information such as underground stoping or on-reef development that confirms the existence and direction of the interpreted mineralized reef channel. Each exception can be substantiated by the qualified geologist who outlined the block.

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Indicated Resources

Indicated resource blocks are established a further 50m beyond a measured block, in the direction of the interpreted payshoot. These blocks are typically established in an area that has active mining or accessible for sampling verification. Some indicated blocks are based on original assay tracings of the historic areas. New assay data would have to confirm the existence of the measured blocks before the indicated component was added.1

Inferred Resources

Inferred resources are extended up to 250m beyond the boundary of an indicated block in the interpreted direction of the payshoot when using underground assay and stope data to interpret the direction of the mineralized reef. Inferred resource polygons are also established based on surface and underground drill hole intercepts. These polygons are generated using a 175m radius to define the inferred resource.

The traditional interpretation of the SAMREC code by Petrex for the blocking of inferred resources was done by using information available from borehole data and/or mining, to infer a target area where potential mining could take place. The same approach was taken where information was available from old reports and bulletins where similar information was used by previous companies. The larger mining houses had, on occasions, inferred large areas using geostatistical approaches and by applying historical payable percentages to them. For example, on the Grootvlei mine it was historically found that 27% of Kimberley reef in an area would be mined above the pay limit. It was well understood by qualified personnel working in the ERB in the past and in present day that inferred resources did not display economic viability. However large blocks were created in the past and reported above a 0.0g/t cut-off grade to highlight the fact that the areas were valid targets that warranted further investigation through drilling or underground development. If these areas are not included in the total resource statement, there is a possibility that they will be disregarded or forgotten in future mining plans.

15.2.1.5      Underground Resources - Grade Estimation Methodology

Individual face samples from a stope face are composited to create a single “face composite” known as a “stretch value”. This face composite is typically made up of 7-9 samples that are spaced 2-3m apart. This face composite represents the grade and thickness of the mineralized reef that is being modeled. This face composite is further composited with other contiguous face composites to create a single composite that is the weighted average gold grade and reef thickness for that mineralized channel. The number of face composites that are weighted together are the discretion of the qualified person that is estimating the resources for that shaft area. Face advance during mining is on the order of 0.7 -0.8m per blast round or 12-15m per month of advance. A “stope composite” may be calculated that encompasses 100-250m of strike length of a previously mined reef channel. The stope composite grade and reef thickness value is assigned equally to measured, indicated and inferred resource blocks.

1 Note that the measured block = 25m and the indicated block = a further 50m has changed from the 2004 Resource where measured = 75m out and the indicated a further 100m. However this has had no effect on the reserve as proven and probable came exclusively from the 2004 measured resource. In 2005 measured goes to either proven or probable (based on availability) and Indicated goes only into probable reserves.

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15.3       Open Pit Mineral Resources (West Pit 1, West Pit 3, MK Target and Snake Road Target)

The open pit resource estimates reported as of December 31, 2004 were estimated for areas West Pit 1, West Pit 3, MK and the Snake Road Orient target. Resource estimates are based on drill data from holes completed in 2003 and 2004 (Table 15.2) . Block models were created for all but the Snake Road Orient zone which due to its vertical nature was estimated with polygonal methods on a vertical long section.

The 2005 open pit resource estimates were completed on site by Petrex personnel for target areas WP1, WP3 and MK. These models were reviewed in Vancouver by qualified persons. WP 1 resources are reported as modeled in South Africa above a cut-off grade of 1.0 g/t gold. The WP 3 and MK1 target models were re-run in Vancouver to look at grade sensitivity by capping assays. These capped models are reported for the December 31, 2004 reporting period above a cut-off grade of 1.0g/t gold. The WP 3 target basal channel target has a very high- grade nature to it that is not observed with the other MK and WP-1 mineralized reefs and warranted capping to reduce over estimation of grade. The area is presently being mined from underground.

Table 15.2: Drill Holes Used for Resource Interpretation

	2004 Drilling	Total Completed	Used for Resource Model
West Pit 1	105	258	150
West Pit 3	125	204	196
MK Area	10	10	10
Snake Road Orient	29	65	24

All open pit target areas are located on the northern side of the East Rand Basin, one of a number of structurally separate sub-basins of the larger, late Archaean Witwatersrand basin. The West Pit 1, WP 3, MK and Snake Road targets are located along the far northwestern limit of the East Rand Transvaal basin where it sub crops against Mesozoic Karoo sediment cover. Oldest rocks exposed by mining belong to the Middle Kimberley series, specifically the MK3 and MK2 subunits. The Middle Kimberleys are dominated by interbedded sub lithic arenites and pyritic polymict small to medium pebble conglomerates. The lateral equivalent of the MK2 Puddingstone or UK9C unit is developed at West Pit 1 only and sub crops some distance ahead of the highwall only and is termed the MK1 unit at 14 Shaft. Within the Upper Kimberleys, the UK9A Kimberley Reef is the usual target but is very poorly developed in this particular part of the basin. The main target at the WP 1 and WP 3 areas is the Black Reef Formation that unconformably overlies the Witwatersrand sequence. At its base Black Reef is either developed as incised channel-fill conglomerates, referred to as Channel facies, or as more extensive sheetwash conglomerates of varying thickness called the Basal section of the Blanket facies. Buckshot pyrite layers, developed and mined elsewhere in the basin in orthoquartzite at the top of the Blanket facies, are not present along its northern edge at West Pit 3. Instead, a very thick (20-25m+) package of interbedded quartzites and conglomerates is developed. These are locally subdivided into the topmost Band 1, which equates to the normal Basal facies elsewhere, the central Band 2 and the lowermost multi-conglomerate package of Band 3. A variety of quartzites, shales and tuffs separate the conglomerates.

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The target horizon at Snake Road is the Buckshot Reef, a thin package of two or three pebble lag conglomerates in a sequence of quartzites and lesser gritstones in the Johannesburg Subgroup. As indistinct as the Buckshot Reef is, its footwall is a highly distinctive stratified orthoquartzite with numerous mm-thick pyrite stringers and the hangingwall quartzite in contrast does not carry any significant pyrite.

15.3.1           Alteration

Witwatersrand Supergroup sediments have been regionally metamorphosed to lower greenschist facies. A degree of metasomatism is evident on a local scale and may be responsible for the nature and crystallinity of matrix fill pyrite in conglomerate units, but is not thought to be a significant genetic factor in the presence of gold. Black Reef quartzites may be partially silicified but show no other significant alteration effects.

15.3.2           Mineralization

Gold mineralization is related to pyrite in the Black Reef Basal Facies at West Pit 1 & 3 with stratified stacked channel conglomerates showing basal lags of buckshot or nodular cryptocrystalline pyrite as well as disseminated crystalline interstitial pyrite. This is particularly true of the high grade WP 3 basal 1E2 channel in Band 3 with visible gold in areas of high buckshot pyrite concentration. There is a distinct carbon association in this channel which is not evident in other lower grade reefs that occur stratigraphically higher. Anomalous gold grades are associated with pyritic mineralization in the Basal horizon. More specifically, buckshot pyrite and laminar pyrite, together with carbon specks (kerogen?) appear to correlate with increased gold grades. Darker carbonaceous quartzite matrix also is indicative of better gold mineralization as shown by assay results. The Buckshot Reef is a colloquial name given to lowermost of the so-called Livingstone Reefs developed between the Main Reef and Kimberley Reefs in the East Rand basin. This package includes the South Reef and the NB1 Reef, both of which have been extensively exploited in the past.

The exact association of gold in the Buckshot Reef is unknown. It is assumed to be placer type within thin sheetwash or channel conglomerates. Buckshot refers to buckshot or sedimentary pelletal pyrite which is also sporadically developed in one or more of the conglomerate bands. However, there is generally no visual key to what is better grade reef and drilling and assaying have shown great variation in tenor between visually very similar reefs.

15.3.3           Structure

The Transvaal and Witwatersrand strata both dip to the south and southeast. There is a significant change in strike across the project area in strata of both Supergroups due to the crossing of their respective fold hinges. Transvaal strata dip at 3 to 4 degrees shallower than the underlying Wits. The Black Reef Formation occurs at the base of the early Proterozoic Transvaal Supergroup basin, a sub-basin that is superposed on the East Rand Basin. Both basins are structurally relatively simple given their age, with simple open synclinal forms and normal faulting dominant. Strike slip movements and thrusting have affected only the far northern limit of the Witwatersrand basin.

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By East Rand Basin standards, the West Pit 3 target area is one of quite concentrated structure with a number of faults with throws significant enough to seriously affect underground exploitation. A portion of the faulting is interpreted as being syn-sedimentary – the linearity of the 1E2 basal channel and the structural disturbance of the underlying Wits strata indicate that this is of the boulder channel type seen elsewhere in the basin. Additionally, the sudden development of the three separate Black Reef bands in a thick package to the west of the previously mined 1E4 channel indicates syn-sedimentary control along sag faults.

The Witwatersrand strata at the Snake Road target dip essentially vertically with a west-southwest strike and are believed to flatten to about 50 degrees south at deeper levels. Property-scale thrust faults are developed with a similar orientation with three imbricate stacked repetitions of the package containing the Buckshot Reef, with the Snake Road target in the southernmost thrust slice of the three.

Despite the major boundary structures, within the southern block, there are no large scale displacement structures evident from the drilling with no more than a flexure in the outcrop trace of the reef and one interpolated normal fault with a 10m displacement. A number of large dyke or sill features are interpolated from the drilling, particularly on the southwestern limit of the drilled strike length where Wits strata are offset by a dyke.

15.3.4           Drilling

Two drill companies, Geosearch International and Rodio Geotechnics, were contracted for all the drilling on the open pit targets. Both companies are based in Johannesburg within 20km of the target areas. NQ3 triple tube core bits were used in target areas where the reefs were weathered to optimize drill core recovery HQ and NQ drill bits were used on competent reefs that were not weathered. The standard for recovery was greater than 95% in all designated reefs. If satisfactory core recovery was not attained a deflection or a new hole was drilled. Core loss rather than core recovery is recorded into the database as a percentage core lost. This percentage is treated accordingly when drill hole assay compositing takes place using the Datamine software program. Each hole was sited and laid out by a qualified Land Surveyor. On completion, the holes were surveyed by the same surveyor using regional trigonometric and local beacons. Due to the shallow dip of the most of the mineralized reefs most holes were drilled vertically. The sub-vertical Snake Road mineralized Buck Shot Reef was drilled with angle holes with variable dips. No down hole survey data was completed on the open pit targets. The holes were shallow 100-150m and predominantly vertical so very little deflection was assumed.

15.3.5           Database Validation

Data used in the generation of the open pit block models consist of a combination of drill hole data and historical underground channel sample results. The total sample database for the open pit targets includes drill hole data, underground stope samples and in pit sampling information. The bulk of the data is from drill holes and quantity of data varies for each of the two principal reefs - the Black Reef and the MK2 Puddingstone. The database has been examined by qualified persons in South Africa and checked by

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qualified persons in Vancouver. The database is considered valid and can be used to estimate mineral resources.

15.3.5.1      Topography

A topographic survey of the natural ground level was done by a qualified mine surveyor, using trigonometric concrete beacons as control points. Furthermore, borehole collars dating back to pre 1980’s were verified and located. Check surveys have been carried out on recently drilled boreholes, and all field data for the completed survey work is available in digital format. All survey work was carried out using a calibrated total station or a Trimble GPS system.

15.3.5.2      Sampling

For all holes with representative reef recoveries, the core was photographed and either split and half core sampled or whole core sampled. It is estimated that 70% of the drill sampling was whole core sampled. Sample core lengths vary from 10-25cm and sampling whole core with digital photo back-up was determined to be the best way to obtain large enough representative sample volume for assay analysis. Each Black Reef facies was bracketed as far as was practicable with the odd sample sitting at the top of the unit. Standard sampling interval for Black Reef was 30cm for conglomerates ranging up to 50cm for internal quartzites. Two 30cm samples were taken beyond the top and bottom of the expected mineralized zone to close it off. Anomalous grades within the hanging and footwall sediments is extremely rare but zones were bracketed to check. For half core NQ3, sample masses vary from 654g for a 30cm sample to 1.089kg for a 50cm sample. These masses double for whole core sampling. Minimum sample size used was 10cm, which equates to a mass of 218g. Where split, all core was cut with a rotary diamond impregnated hardened steel blade. No hand splitting was attempted. All potentially fragile/brittle intervals were glued and taped prior to splitting to preserve their integrity. Sampling intervals for each individual borehole is captured manually into an Excel spreadsheet, with fields such as SAMPLE NUMBER, FROM, and TO open for data entry.

15.3.5.3      Chain of custody protocol

Reef intersections were collected from the drill site by the responsible geologist and stored at the 1 Circular Shaft compound for sampling. The storage site is access controlled. Logging, marking, sampling and bagging of the core were carried out by the responsible geologist according to the protocol described. Transfer of the core to laboratories was undertaken by a Petrex-employed driver. Numbers of samples were counted on and off the vehicle to match the assay request form.

15.3.5.4      Assay Analysis

The majority of the surface exploration drill samples were submitted to Anglo American Research Laboratories in Johannesburg. A small amount requiring quick turnaround were submitted to the local, partially Petrex-owned Super Lab, and fewer still to SGS Lakefield in Barberton.

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15.3.6           Quality Control Protocol 15.3.6.1 Standards

Surface exploration drilling on the open pit targets used standard reference materials sourced from CDN Laboratories in Vancouver, British Columbia and SARM reference materials from Mintek in Johannesburg. Between 60 and 100g of reference material was inserted as one or two standard samples within an oven batch of 22 to 24 samples along with field blank material.

15.3.6.2      Blanks

One or two reference blanks were inserted in each oven batch in between samples with the best visual mineralization. Transvaal Supergroup dolomite core from West Pit 1 Extension boreholes was the best available blank material.

15.3.6.3       Internal Lab Quality control

Anglo American Research Laboratories are an ISO 17025 accredited laboratory. Their internal quality control procedures specific to Petrex samples are attached in a separate document (Appendix B). In summary, for each oven batch of 24 to 30 samples, two quartz blanks, two reference standards and a reagent blank are inserted by the lab. AARL also use SARM standard reference materials supplied by Mintek.

15.3.6.4      Failed Batch Protocols

A sample batch is deemed to have failed if one of the two included Petrex reference standards is reported outside of the mean plus or minus 3 standard deviations of the population from the round robin lab data, or if one of the reagent blanks is reported at greater than 0.50g/t Au. On failure, the lab is notified and asked to check if the data has been reported correctly and, if so, requested to run repeat assays on pulp duplicates. Additional standard material is provided if insufficient remains from the first run. If mix up of samples has occurred at the prep stage, then the remaining half core is re-sampled if available.

15.3.7           Assay Validation

Assay validation is completed using Access queries to identify sample transcription errors. Minor editing is done on the raw assay sheets to enable importing into Access. Assays are received as digital files from the assay lab and cell referenced into spreadsheets to avoid manual typing errors. Minor errors were detected and corrected to create an acceptable final database used for resource modeling.

15.3.8           Geologic Modeling and Resource Estimation

The mineralized reefs targeted for open pit exploration and development are predominantly shallow dipping horizons that are well understood by the Petrex geologic staff with respect to position within the host stratigraphy. Geologic models for WP1, WP3 and MK were developed by tagging the database using drill log information and reef types and compositing grade within each reef type over a 50-100cm intervals. Three-dimensional models of each of the reefs were generated from the drill hole data by creating strings of the reef intersection and stope intersections on cross section and wire-

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framing the strings for each respective reef horizon into a solid model. Block models with block dimensions of 20 x 10 x 2m in the X, Y and Z directions were generated inside each of the 3D reef model wire-frames. Cross cutting sub-vertical dykes and normal faults are modeled if warranted. Variogram models were generated where the number of drill holes was sufficient to help establish directional anisotropy for the search ellipse during grade estimation. If variography produced poor results a spherical search was used. Inverse distance and ordinary kriging were used to estimate grade within the block model.

All open pit resources have been classified as inferred as of December 31, 2004. The only exception is the basal reef facies of the Black Reef intersected during the WP 3 drill program in 2004. The exceptional grade of the reef resulted in the reef being accessed from existing underground development to examine the reef grades. Sampling supported the drill intersections and underground mining from the West Pit UG access was initiated in early 2005 on the reef. Exploration drill spacing of 40-60m supported the resource classification of indicated which was brought directly into the underground probable reserve classification. The WP3 probable reserve is reported as underground reserves in Table 15.7.

15.3.8.1     West Pit 3 Methodology

The West Pit target area was drilled in 2003 and 2004 to extend the pit life of the open pit operations. The December 31, 2004 Resource update is based on the geologic model created in South Africa at the Petrex operation and the updated grade estimation completed by qualified persons in Vancouver. The Black Reef mineralization in this area occurs as four distinct reef horizons, Band 1, Band 2, Band 3 and Basal Channel. A geologic solid model was constructed on each band and filled with blocks having dimensions 10 x 10 x 2m (X-Y-Z dimensions). Grade was interpolated into the blocks using inverse distance to the power of six method. A specific gravity (density) of 2.74 tonnes per cubic meter was used to convert volumes to tonnes for resources and reserves. This number is based on historical evidence from mining over 100 years. A three pass search ellipse was used with increasing search dimensions (see Appendix D-2 WP3 Grade Model Validation by A. Brown). The first search ellipse required at least two drill holes to interpolate grade into a block on a 60 x 60 x 20m ellipse search. The reported West Pit 3 inferred resource reported above a cut-off grade of 1.0 g/t gold as of December 31, 2004 is shown below.

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West Pit 3 Open Pit Inferred Resource	Tonnes	Grade Au (g/t)	Contained Au Kg (1)	Contained Au oz(1)
Petrex Bema Model (1)	326,559	1.84	600	19,318 (Reported)
(1) Subject to mining dilution and recovery losses

The West Pit 3 high grade “basal reef” model completed in South Africa was not capped so another model was completed in Vancouver using the Petrex wire framed geologic model but capped at a grade of 90 g/t gold based on a cumulative frequency distribution plot. The capped model reduced the grade of the high grade channel from 48.1 to 22.65 g/t gold. The capped tonnage model completed in Vancouver is a more conservative estimate of the basal reef channel and is reported as probable reserves for the period ending December 31, 2004. Details of the methodology used are located in Appendix D-2. The reported West Pit 3”basal channel” probable reserve as of December 31, 2004 is shown below.

West Pit 3 ( Basal Channel) Underground Reserves	Tonnes	Au Grade g/t	Contained Au kg	Contained Au oz
Petrex Un-Capped Model	11,208	48.12	539.3	17,339
Bema Capped at 90 g/t Au	11,208	22.65	253.9	8,163 (in-situ Resource)
Bema Capped at 90 g/t Au Proven Mineral Reserve	1,323	3.90	5.2	166 Reported (1)
Bema Capped at 90 g/t Au Probable Mineral Reserve	12,713	16.16	205.4	6,606 Reported (1)
Bema Capped at 90 g/t Au Proven + Probable Reserve	14,036	15.10	210.6	6,772 Reported (1)
(1) Subject to recovery losses.

15.3.8.2     West Pit 1 Methodology

The geologic model for the West Pit 1 area was generated for 5 black reef mineralized zones including back filled sand within stopes based on the tagged drill hole database. The geologic model was filled with blocks having dimensions of 10 x 10 x 2m in and X-Y-Z co-ordinate system. A two pass spherical search was used with inverse distance squared grade interpolation to estimate grade within blocks. The search ellipse parameters varied by zone type and are outlined in Appendix D-1. Assays were capped at 5.0g/t in zone 5 to reduce the impact of localized high grade assays. The block model was reviewed in Vancouver by qualified persons and a block tabulation verification was completed which compared closely to the Petrex numbers. Differences in the two resource tabulations were the result of small errors in the wire frame surface that was used to remove that part of the block model that was mined out in 2004 during open pit mining at West Pit 1. The model will be updated in late spring of 2005.

The final reported inferred resource for West Pit 1 as of December 31, 2004 is based on the work completed on site in South Africa. The resource is reported above a 1.0g/t cutoff grade. This differs from last year due to the cessation of open pit mining in late 2004.

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All measured and indicated resources were converted to inferred resources which do not at the time of this report demonstrate economic viability.

West Pit 1 Open Pit Inferred Resource	Tonnes	Grade Au g/t	Contained Au kg(1)	Contained Au oz(1)
Petrex Model	1,797,000	2.62	4,707	151,370 (reported)
Bema Tabulation	1,812,000	2.67	4,834	155,546
Note: See Table in Appendix D-1 (1) Subject to mining dilution and recovery losses

15.3.8.3      MK 1 Resource Methodology

The MK 1 Resource is a small inferred resource on the western portion of the property that exists close to surface. Previous underground mining regulations prevented extraction of resources within 30m of surface. The area was drilled in 2004 and a small resource was generated. The location and origins of the block model are shown in Figure D-3 MK1 in Appendix D-3.

MK reef intersections were modeled to create a shallow dipping solid model that was filled with blocks having dimensions of 10 x 10 x 1m (X-Y-Z). Raw assay data was used to generate 50cm composite lengths. Grade was interpolated into the blocks using kriging and inverse distance grade estimation techniques. The Petrex model was checked and rerun in Vancouver with slight modifications. The Vancouver model used only drill hole composite data within the solid model to estimate grade and higher grade assay composites were capped at 9.0g/t. Grade was interpolated into the blocks using inverse distance to the power of 6 and three estimation passes. The first pass required composite data from two holes to estimate a block grade. Subsequent passes allowed grade to be estimated with one drill hole. Inferred resources were reported above a cut-off grade of 1.0g/t gold. The Vancouver model results showed a slight increase in tonnage and grade. The reported MK 1 inferred resource above a cut-off grade of 1.0 g/t as of December 31, 2004 is shown below.

MK 1 Open Pit Inferred Resource	Tonnes	Grade Au g/t	Contained Au kg(1)	Contained Au oz(1)
Petrex Model (Inferred)	29,519	5.10	150.5	4,840
Bema Model (Inferred, capped at 9 g/t)	29,560	5.10	151	4,847 Reported
(1) Subject to mining dilution and recovery losses.

15.3.8.4     Snake Road Resource Methodology

The December 31, 2004 Resource estimate was completed using polygonal methods on a vertical long-section due to the sub-vertical dip of the Snake Road Buckshot Reef. Vertical cross sections were generated perpendicular to the strike of the mineralized reef and a trace of the horizon was established in sectional and plan view. The drill hole database was tagged with the appropriate reef codes based on the sectional interpretation. A best fit plane of mineralization was generated using Gemcom software and 25m radius polygons were generated around drill holes that pierced the plane of mineralization. Polygons were cut to hard boundaries such as topography, dykes and fault planes.

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The estimated resource is based on 24 drill holes. All intersects have been diluted to a 1.0m true thickness. A specific gravity of 2.74t/m 3 was used for non-oxide reef mineralization and 2.20t/m 3 for oxidized reef mineralization. The resource has not been capped and is classified as an inferred resource and shown below.

Snake Road Open Pit Inferred Resource	Tonnes	Grade Au g/t	Contained Au kg(1)	Contained Au oz(1)
Bema Resource	25,463	26.38	672	21,599 Reported
Note: See Table in AppendixD-4
(1) Subject to mining dilution and recovery losses.

15.3.9           Open Pit Resource Classification Definitions

Measured Resources:	Measured Resources are classified where drilling is at a spacing of less than 35m. There were no open pit measured resources reported.

Indicated Resources:	Indicated resource blocks are defined as blocks that occur between 35 and 60m from drill assay data.

Inferred Resources:	Inferred Resources are defined where drill assay composite data is greater than 60m from a block.

15.3.10     Resource Methodology Conclusions

The exploration techniques and database used to estimate the underground and open pit resources reported for the period ending December 31, 2004 are considered to be valid and well suited for resource modeling and grade estimation of this deposit type. Additional data capture and validation of previous mining company data in addition to ongoing underground and surface exploration will provide a solid base for future resource estimations.

15.4       Mineral Reserves

15.4.1          Conversion of Resources to Reserves

The major difference between a Resource and a Reserve is the fact that the Resource is an in-situ estimate of the mineralization while a Reserve is the mineable production estimate. A grade cut off or a pay limit is normally used to distinguish what is payable and therefore possibly mineable. A pay block may not necessarily translate into a reserve block (be mineable) i.e. if it is, for instance, isolated and would be too expensive to exploit. In classifying a Reserve the cut off grades or paylimits would give an indication of whether the Reserve can be incorporated into the depletion schedule of the life of mine plan.

Mineral Resources which are not converted to Mineral Reserves have not demonstrated economic viability.

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15.4.2          Underground Mineral Reserves

Under the supervision of Richard Skinner, the Petrex Geology and Ore Resource Department has done the physical Mineral Resource blocking and compiled the Reserve Methodology Statement.

Gustavson has reviewed the work completed in resource blocking and in the compilation of the mineral reserve statements and found them to have been carried out to industry standards and compliant with the provisions and definitions of Canadian National Instrument 43-101. The personnel performing the work, although not specifically “Qualified Persons” under the NI43-101 definitions, have employed methodologies and procedures commensurate with the standards and their efforts have been under the supervision of both Petrex local senior staff and Bema Gold’s Chief Geologist. Furthermore, Gustavson’s Qualified Person, William Crowl, has had direct interaction with the Petrex staff since January 19 through the date of this report. Both Crowl and Scott are Qualified Persons.

Information is gathered from mining activities to verify accessibility and extractability as well as the equipment required to mine particular areas (also an ongoing process to establish mining from old areas and remnant blocks therefore increasing potential ore reserves).

The costs are submitted by Martin Schermers, the Financial Director, who calculates a working cost per shaft to be used for the calculation of the separate shaft pay limits (cutoff grades).

Each shaft has a specific pay limit applied to its block listing (as well as other parameters) and blocks that meet or exceed the economic criteria are then converted from resource to reserve.

15.4.2.1     Reserve Block Selection Criteria

The Petrex staff selects only blocks with the following parameters to estimate the Underground Mineral Reserves:

1)	Proven blocks:
	a.	Above the individual shaft pay limit as calculated by the mining/financial department;
	b.	Immediately available;
	c.	Verified;
	d.	Non pillar blocks (as per the above availability classification); and
	e.	Only measured blocks meeting the above criteria are flagged as proven blocks
2)	Probable blocks:
	a.	Above the individual shaft paylimit;
	b.	Available;
	c.	Verified;
	d.	Non pillar blocks (as per the above availability classification); and
	e.	Both measured and indicated blocks meeting the above criteria are flagged as probable blocks.

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Note:

1.	Mud pumping figures and old gold do not make up part of the resource in any way.
2.	No open pit resources are discussed in this section and are reported separately.
3.	No surface clean-up material are included in any resource calculations or estimates.
4.
Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. This warrants further investigation which may result in a portion thereof being upgraded to Mineral Resource status and potentially Mineral Reserves.

15.4.2.2      Shaft Pay Limits

Shaft pay limits are estimated each year for the Mineral Reserve estimation effort. Petrex, in conjunction with Bema, has simplified the calculation of the shaft pay limits. The pay limits for the individual shafts at the Petrex 2005 Model Rand gold price of ZAR 96.45/g Au (US$ 400/oz Au) at an exchange rate of ZAR 7.50/US$ and the March 4, 2005 price of ZAR 81.66/g Au (US$ 433.60/oz Au) at the 3/4/2005 exchange rate of ZAR 5.858/US$ are shown in Table 15.3 below. The average pay limits for the primary Lease Areas are shown in Table 15.4:

Table 15.3: Pay Limit by Shaft

Shaft		Pay Limit in g/t @ ZAR 96.45/g	Pay Limit in g/t @ ZAR 81.66/g
CC	14#	3.19	3.77
CB	9#	3.84	4.54
GA	1#	4.59	5.42
GD	4#	3.83	4.52
GF	6#	3.89	4.59
GH	8#	3.30	3.89
NM	MV2#	3.06	3.61
CW	West u/g	3.67	4.33
Note: The ZAR 96.45/g pay limits used in December 31, 2004 mineral reserve estimation

Table 15.4: 2005 Average Lease Area Pay Limits

Area	Pay Limit in g/t @ ZAR 96.45/g	Pay Limit in g/t @ ZAR 81.66/g
Cons Modder	3.57	4.21
Grootvlei	3.91	4.61
Nigel	3.06	3.61
Total Petrex	3.61	4.27

The shaft pay limits are based on the interrelationships between several factors. These factors are shown in the following example calculation worksheet of the pay limit for Marievale 2 shaft (Table 15.5) . In the table both ZAR and R refer to the South African Rand. The following are the factors considered in establishing the pay limits:

Historical operating costs, by shaft;

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•	Stope tonnes against which the operating costs were incurred;

•	Gold price in ZAR/g;

•	Shaft Call Factor (S.C.F.);

•	Plant Sampling Factor (P.S.F.);

•	Plant Recovery Factor (P.R.F.); and

•	Recovery Factor (REC FAC).

Table 15.5: Sample Pay Limit Worksheet

MV2#	Cost / t
Electricity & water	ZAR 4.92
Services (Comp & substations)	ZAR 5.23
Survey, sampling geology	ZAR 12.58
Repairs	ZAR 6.98
Treatment met plant	ZAR 42.06
Rehab	ZAR 1.03
Contractor stoping	ZAR 148.64
Contractor dev	ZAR 10.68
Total cost / ton	ZAR 232.12
Stoping cost / ton	ZAR 221.44

Stoping tons	221,799
Stoping cost	ZAR 49,115,171
ZAR/g	ZAR 96.45
Shaft Call Factor (SCF)	88.0%
Plant Sampling Factor (PSF)	95.1%
Plant Recovery Factor (PRF)	94.0%
Recovery Factor = (SCF x PRF x PSF)	78.7%

Recovered grade (stope)	2.41g/t
Apply Recovery Factor	78.7%
Face grade (g/t)	3.05g/t

Shaft Call Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and the kilograms of gold expected from the muck mined from a particular stope and shaft. The mined contained kilograms of Au are derived from the face Au grade from the stopes (established from face samples described earlier) and assigned to a tonnage calculated from the product of square meters stoped, stope width and specific gravity. The contained kilograms of Au delivered to the plant apron are derived from a tonnage measured by truck weighbridge taken at the apron or from the weightometer on the Grootvlei 4 shaft belt. Gold assay results from grab samples of the segregated muck piles taken on the apron from piles segregated by shaft are multiplied by the apron tonnages. The Shaft Call Factor accounts for all “losses” and dilution taking

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place below the collar of the shaft and from the shaft collar to the apron. For example, the apron contained Au is 88kg (as measured) and the expected contained Au from underground is 100kg. The resulting ratio is 88/100 or 88%.

Plant Sampling Factor: A percentage reflecting the ratio of the contained kilograms of gold delivered to the plant apron and the calculated amount of gold received by the plant. Finally, the mill provides a tonnage and calculated head grade for the material fed to the mill, along with the metallurgical recovery for Au. The result of all this effort is a set of numbers, which when combined appropriately, yield the factors to be used to establish the shaft pay limit. For example, the plant produced 78.7kg of Au plus the residue of 5kg, totaling 83.7kg and the delivered 88kg to the apron. The resulting ratio is 83.7/88 or 95.1% . Plant Recovery Factor: Metallurgical recovery from all broken ore fed to the plant, set at 94% for the 2005 underground reserve estimation effort. The 94% is based on actual results achieved in 2004.

Recovery Factor: The product of the Shaft Call Factor, the Plant Sampling Factor and the Plant Recovery Factor, or in the above examples, 88% * 95.1% * 94% = 78.7% . The total cost per tonne is divided by the ZAR/g gold price, divided by the Recovery factor to yield the Shaft Pay Limit or Cutoff Grade.

Gustavson has reviewed the entire process of deriving the Shaft Pay Limits in detail and can confirm that the methodology employed by Petrex yields a value that can be used for converting the Petrex underground mineral resources to mineral reserves. Historically (prior to the formation of Petrex), the factors used to establish the cutoff grade overlapped, yielding shaft pay limits less defensible than today’s. Petrex has simplified the process and the result is a more robust, defensible methodology.

Grade control and reconciliation practices at the Mining Assets follow similar procedures to those applied elsewhere in the Witwatersrand Basin. The practices necessitate somewhat more complex gold allocation procedures due to the multitude of sources treated at the Grootvlei process plant. In this instance metal accounting is based on typical measurements for Gold Accounted For (“GAF”) including thickener underflows, bullion produced and plant residue with allocations and reconciliation incorporating various adjustments including but not limited to, underground survey, truck transportation samples, delivered basis to RoM pad/apron and bottle roll leach tests of apron samples.

Potential exists to re-assess certain blocks, which have been excluded from the block listing, specifically those currently located in flooded areas. This warrants further investigation which may result in a portion thereof being upgraded to Mineral Resource status and potentially Mineral Reserves.

15.4.2.3     Sweepings and Vampings

Artifacts unique to the Witwatersrand reef gold deposits are sweepings and vampings. Sweepings are the fines remaining in the stopes after mining. They typically contain an enriched grade of gold versus the stope grades. This enrichment is related to the gold being preferentially concentrated in the matrix of the reef conglomerates. Generally a

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stope is thoroughly cleaned of over-sized muck, leaving some of the fines behind. It is typical for these fines to be swept (literally) into the gullies where they should be recovered, eventually. The act of recovering the sweepings is known as vamping. Often, vamping is not done, even though a profitable effort for Petrex, because the mining contractor is paid by the square meter mined in the stope, and vamping is not “productive” to him.

Gustavson discussed the issue with Petrex and observed the practice underground. Petrex is considering alternatives that may increase the amount of sweepings and subsequent vampings. No Au produced from vamping is included in the reserve statement, even though definitely an asset to be considered for recovery at some point.

15.5       Mineral Resource and Reserve Statements

15.5.1          Open Pit Resources/Reserves

The Petrex open pit mineral resources at a gold cutoff grade of 1.0g/t as at December 31, 2004 are shown in Table 15.6. There are no open pit mineral reserves estimated. Open pit mining was halted in late 2004 and all measured and indicated blocks from the resource targets listed below were converted to inferred resources to reflect the fact that the resources did not demonstrate economic viability at the time of this report. Figure 15.2 shows the general location of the Petrex Inferred Mineral Resources (both open pit and underground).

Table 15.6: Petrex Open Pit Mineral Resources (December 31, 2004)

Shafts	Shaft code	Inferred
		Tonnes	Au Grade g/t	Contained Au kg	Contained Au oz
MK	Open Pit	29,560	5.10	151	4,847
WP-1	Open Pit	1,796,789	2.62	4,708	151,352
WP 3	Open Pit	326,559	1.84	600	19,295
Snake Road	Open Pit	25,463	26.38	672	21,599
Open Pit Totals		2,178,371	2.81	6,130	197,093

The open pit mineral resources shown in Table 15.6 are contained gold and are subject to mining dilution and recovery losses.

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Figure 15.2: Petrex Inferred Mineral Resources Locations

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15.5.2          Underground Resources/Reserves

The Petrex underground mineral resources per shaft (exclusive of mineral reserves) at a gold cutoff grade of 2.0g/t as at December 31, 2004 are shown in Table 15.7. , Figure 15.3 shows the general location of the underground Measured and Indicated Mineral Resources.

The underground mineral resources shown in Table 15.7 are contained ounces of gold and are subject to mining dilution and recovery losses.

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			Measured				Indicated				Meas + Indic
Shafts	Shaft	Reefs		Au				Au				Au
	Code			Grade	Contained	Contained		Grade	Contained	Contained		Grade	Contained	Contained
			Tonnes	g/t	Au kg	Au oz	Tonnes	g/t	Au kg	Au oz	Tonnes	g/t	Au kg	Au oz
SD1#	NS	KR	5,324,121	3.84	20,438	657,107	6,885	9.08	62	2,009	5,331,006	3.85	20,501	659,116
9#	CB	all	4,157,972	3.83	15,921	511,887	111,560	3.23	360	11,567	4,269,532	3.81	16,281	523,455
4#	GD	all	3,848,572	3.24	12,462	400,678	9,265	3.30	31	982	3,857,837	3.24	12,493	401,660
14#	CC	all	2,237,498	4.17	9,322	299,722	82,020	3.58	293	9,428	2,319,518	4.15	9,616	309,150
10#	CE	BR	1,722,807	3.62	6,230	200,289	34,853	2.68	94	3,008	1,757,660	3.60	6,323	203,297
V##	NV	KR	1,182,827	5.10	6,038	194,127					1,182,827	5.10	6,038	194,127
MV2	NM	MR	1,503,398	3.47	5,214	167,639	66,927	3.31	222	7,122	1,570,325	3.46	5,436	174,762
Rft#	GR	KR	1,538,011	3.01	4,625	148,705					1,538,011	3.01	4,625	148,705
8#	GH	all	829,188	5.40	4,475	143,879	14,653	3.00	44	1,413	843,841	5.36	4,519	145,291
1#	GA	KR	826,501	3.59	2,969	95,462	154,847	2.75	426	13,700	981,348	3.46	3,395	109,161
7#	GG	KR	1,045,107	3.19	3,338	107,318					1,045,107	3.19	3,338	107,318
6#	GF	KR	1,012,480	3.03	3,070	98,688	21,832	2.49	54	1,747	1,034,312	3.02	3,124	100,436
1circ#	CD	SR					774,249	3.88	3,000	96,465	774,249	3.88	3,000	96,465
Wu/g	CW	BR	155,501	3.88	604	19,409	258,132	7.76	2,004	64,425	413,633	6.30	2,608	83,834
N#	CN	all					259,552	4.83	1,253	40,290	259,552	4.83	1,253	40,290
DR #	ND	KR	95,132	4.12	392	12,613					95,132	4.12	392	12,613
Nep#	CA	BR	23,279	4.68	109	3,503					23,279	4.68	109	3,503
UG Total			25,502,394	3.73	95,209	3,061,028	1,794,775	4.37	7,843	252,157	27,297,169	3.78	103,052	3,313,185

Table 15.7: Petrex Underground Mineral Resources (December 31, 2004)

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Table 15.7: Petrex Underground Mineral Resources (December 31, 2004) (continued)

			Inferred
Shafts	Shaft code	reefs		Au	Contained	Contained
			Tonnes	Grade g/t	Au kg	Au oz
SD1#	NS	KR
9#	CB	all	1,783,795	5.51	9,830	316,046
4#	GD	all	5,173,664	3.05	15,756	506,572
14#	CC	all	1,430,644	4.58	6,547	210,499
10#	CE	BR	55,800	3.61	202	6,483
V#	NV	KR
MV2	NM	MR	2,103,092	3.47	7,287	234,292
Rft#	GR	KR
8#	GH	all	1,703	4.07	7	223
1#	GA	KR	196,962	4.73	931	29,928
7#	GG	KR
6#	GF	KR	105,672	4.87	515	16,559
1circ#	CD	SR
Wu/g	CW	BR	341,167	2.52	858	27,601
N#	CN	all	2,940,175	5.08	14,924	479,826
DR #	ND	KR
Nep#	CA	BR
UG Total			14,132,674	4.02	56,858	1,828,029

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Figure 15.3: Petrex Underground Measured and Indicated Mineral Resource Locations

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The Petrex Underground Mineral Reserves as at December 31, 2004 above the shaft pay limits at ZAR 96.45/g Au (as shown in Table 15.3 above) are shown in Table 15.7. The statement in Table 15.7 for the Petrex Mineral Reserves as at December 31, 2004 differs from the statement provided as at December 31, 2003 in that the Plant Recovery Factor (metallurgical recovery) was not applied as it was for the 2003 mineral reserves. The Petrex Mineral Reserves thus include dilution and ore loss and represent the material delivered to the mill. Figure 15.4 shows the general location of the mineral reserves by shaft.

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Table 15.7: Petrex Underground Mineral Reserves (December 31, 2004)

			Proven				Probable				Proven + Probable
Shafts	Shaft	Reefs		Au				Au				Au
	code			Grade	Contained	Contained		Grade	Contained	Contained		Grade	Contained	Contained
			tonnes	g/t	Au kg	Au oz	tonnes	g/t	Au kg	Au oz	tonnes	g/t	Au kg	Au oz
9#	CB	all	230,090	6.61	1,521	48,911	397,317	6.27	2,492	80,126	627,407	6.40	4,013	129,037
14#	CC	all	529,991	3.30	1,749	56,245	175,784	3.27	575	18,502	705,775	3.29	2,325	74,747
Wu/g	CW	BR	1,323	3.90	5	166	12,713	16.16	205	6,606	14,036	15.01	211	6,772
1#	GA	KR	169,462	4.45	755	24,263	260,788	4.54	1,185	38,102	430,250	4.51	1,940	62,365
4#	GD	all	489,231	5.39	2,637	84,778	1,307,278	4.43	5,795	186,328	1,796,509	4.69	8,432	271,106
6#	GF	KR	183,490	4.39	806	25,900	437,975	4.92	2,153	69,225	621,465	4.76	2,959	95,125
8#	GH	all	104,651	6.53	684	21,982	95,763	4.35	417	13,403	200,414	5.49	1,101	35,384
MV2	NM	MR	354,407	3.37	1,195	38,406	1,241,267	3.48	4,322	138,950	1,595,674	3.46	5,516	177,357
Total			2,062,645	4.53	9,351	300,651	3,928,885	4.36	17,146	551,242	5,991,530	4.42	26,497	851,892

The underground mineral reserves shown in the above table are subject to plant recovery losses.

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Figure 15.4: Petrex Proven and Probable Reserves Locations

At the date of this report, Gustavson is unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues that might materially affect the above mineral reserves and resources. Of course, changes in the assumed Rand/US

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Dollar exchange rates and the Au prices used by Petrex to estimate the resources and reserves may affect the economics of extracting the reserves as planned in the economic evaluation presented in Section 19.6 below. A sensitivity analysis was done to examine the affect of increased and decreased Rand/ gram gold (ZAR/g) rates and their effect on cut-off grades per shaft and the overall affect on contained ounces of reserves. Five different rates were examined. A rate of ZAR 96.5/g was used as a central reference rate as this is the rate used for reporting the December 31, 2004 reserves. Two higher and two lower rates were examined (81.7, 91.6, 96.5, 101.3 & ZAR 110.9/g) that looked at a five and fifteen percent positive and negative increase in ZAR/g rates relative to the central base rate of ZAR 96.5/g. Measured and indicated blocks were tabulated at the different cut-off grades that result from these rate changes. These blocks would form the basis of the block listing that would be converted from resource to reserve. The tabulation of the contained ounces within these blocks shows that total contained ounces varies on the order of 4-5% with a 5% increase or decrease in ZAR/g and 11-13% with a 15% change in the ZAR/g rate from the base rate of ZAR 96.5/g. This is shown in Figure 15.5.

Figure 15.5: Sensitivity Analysis of Rand/Gram Au Changes

16.0      OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

Not applicable.

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17.0      INTERPRETATION AND CONCLUSIONS (ITEM 21)

Not applicable.

18.0      RECOMMENDATIONS (ITEM 22)

Not applicable.

19.0      ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
            PROPERTIES AND PRODUCTION PROPERTIES (ITEM 25)

19.1       Overview of Mining Operations

19.1.1          Management

The underground mining operations of Petrex are undertaken by Contractors who are remunerated on a Rand per kilogram basis for gold delivered to the mill and a Rand per meter for underground development completed. The remuneration covers the cost of labor, materials, consumables and certain equipment used in day to day operations and agreed development for prospecting and servicing of new blocks of ground. Major items of maintenance are applied for separately by Contractors and paid for by Petrex outside of the contract. Petrex is also responsible for capital expenditure and to provide fresh water and electrical power.

The contract agreement for underground operations with the Contractors are entered into by each of the three subsidiary mining companies, Grootvlei, Cons Modder and Nigel. The agreements are re-negotiated annually.

19.1.2          Open Pit Operations

Petrex open pit operations are collectively known as the Skukuza operations. In October 2002, there were 4 open pits operating, West Pits 1 and 2 (Black Reef and Middle Kimberleys), the Gedex Pit (Black Reef), and the Van Ryn Pit (Main Reef and Next Aboves). During 2003, West Pit 2 was closed and completely rehabilitated whilst the Snake Road Orient and West Pit 3 started up. As a result of the current economic conditions with the strong ZAR against the US$, open pit activities were ceased in 2004, with the last pit (West Pit #1) finishing up in January 2005.

Petrex has concluded an option agreement on all the potential open pit material down to a depth of 150m below the surface with a BEE company Pamodzi Resources (Proprietary) Limited (“Pamodzi”). The option will ensure that Petrex complies with some of the conditions set out in the MPRDA, improve the potential to re-open open pit operations in the future, and may shift some final rehabilitation responsibilities for the existing pits from Petrex to Pamodzi. Pamodzi is now responsible for exploration and development for future open pit operations. Should Pamodzi be successful in developing economic mineral reserves for open pit mining, Petrex will work with Pamodzi to obtain new order rights for these areas in the name of Pamodzi. Pamodzi will be responsible for all of the costs associated with future exploration, development and exploitation of near surface reserves utilizing open pit mining techniques. The ore produced by Pamodzi will be

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processed at the Petrex processing facility. Pamodzi will pay Petrex a toll treatment charge on a cost per tonne basis, and a royalty dependant on current Rand rates and gold prices.

19.1.2.1     Skukuza West Operations

The Skukuza operation in 2002 focused mining on two pits namely West Pit 1 and West Pit 2, and focused on the Black Reef conglomerates that occur in well-defined channels, and to a lesser extent, the Middle Kimberley’s that subcrop against the Black Reef conglomerates. The principal economic horizons present at the West Pits were first and foremost the Black Reef Basal Facies and, secondly, the generally lower grade Kimberley Reef (MK2, Puddingstone and UK9A). The Black Reef Buckshot Pyrite Leader unit is not significantly developed. A small tonnage of MK2 conglomerate was mined in October 2001, but the gold grade rarely exceeds the processing cutoff for the open pit operation and is not included in the plan.

Two prominent Black Reef channels (2m to 3m thick) were identified at the northern margin of West Pit 2. However, these both apparently degenerated as the pit advanced to the west and to the south where only a thin overbank facies remained. Stoping from the 1950’s era transgressed (apparently unawares) from the Black Reef into MK1B conglomerate that also has a dark coloration.

Stoped out areas in West Pit 1 from the 1940’s and 1950’s are characterized by backfilling with sand material from stamp mills for support purposes so as to allow pillar reclamation. This material typically ran at a delivered grade of 1.7g/t. Both pits ended in areas previously mined in this era, so significant tonnages of sand were produced. There are no currently available plans to quantify the extent of stoping in the ‘Grand Canyon’ facies ahead of the West Pit 1 high-wall or even to indicate the trajectory of the No 3 Shaft channel into it.

Distinct, deeply eroded channels filled with several meters of conglomerate are developed with a north-south to northeast-southwest orientation such as the No 2 Shaft channel at West Pit 1 (<20m wide and 8m deep), but these are the exception. More commonly the Basal Facies consists of a small to medium pebble resting on a thin carbonaceous shale horizon. As regards the Blanket Facies in the area of the West Pits, the facies comprises rhythmically interbedded fine-grained quartz arenites and carbonaceous shales. At West Pit 2, a number of quartzite beds are gritty and slightly pyritic. However, there is no significant development of pyrite stringers (the so-called “BPLZ”), as the pits are believed to be set deeper in the basin beyond the BPLZ ‘shoreline’ limit.

Due to the fact that the Black Reef has been exploited by mining methods such as the room and pillar method (large stoping widths) and conventional long wall-breast and up-dip methods (narrow stoping widths), approximately 10% of remnant pillars have been left intact.

In the case of West Pit 2, approximately 25% of the reef was left as remnant pillars due to the unstable conditions associated with the highly altered hanging-wall shale, whereas at West Pit 1 extraction was closer to 90% with tailing material having been used as a form

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of backfill. Petrex successfully processed some of this sand with grades higher than 1.0g/t.

19.1.2.2     Marievale Pit (MV4 Shaft)

The Marievale open pit was located 4km north of the Nigel Township. The economic horizon that was mined is the Main Reef. The pit mined to its optimized final shell and then was closed and completely rehabilitated. This work was completed prior to Bema becoming involved in Petrex.

19.1.2.3     Gedex Pit

The Gedex Open pit project is situated immediately adjacent to Brakpan North suburb and in the vicinity of the now defunct Gedex explosives manufacturing facility. It encompasses the old Government Gold Mining Areas (GGMA) SW and SE Vertical Shafts (Nigel and Kimberley Reefs) and the Consolidated Modderfontein No 7 and 10 Incline Shafts (Black Reef). Due to the fact that the old GGMA Plant stopped operating, the Gedex Explosive Factory stopped producing and a decision was made to build new modern accommodation to replace the old Cons Modder hostel built in 1938, the Gedex mineral resources thus became amenable to open pit mining.

The project area lies along the southwestern edge of the East Rand Transvaal Supergroup sub-basin, which takes the form of a gently folded syncline with a northwest-southeast axis and covers approximately 1400m of strike on Black Reef. Strata from the Karoo Supergroup form a thin, sub-horizontal, cover of less than 15m thickness, with the result that the Black Reef Quartzite Formation only occurs as local outcrops.

The principal exploration target is a major Black Reef channel known to exist on the highest levels of 10 Incline Shaft. The channel is of the order of 200-250m in width with a north-south orientation and displays stacked multi-channel facies with thicknesses of up to 14m. Secondary targets developed in the area include:

•	A subsidiary Black Reef channel with a width of 50 to 80m to the east of the main channel alluded to above (and with a similar orientation);
•	Potential Blanket Facies of the Black Reef in the vicinity of the SW and No 7 Incline Shafts in the western third of the project area.

The area is underlain by quartzites of the Kimberley and Elsburg Formations, specifically UK2 and UK4 units. No UK3 conglomerates have been intersected in boreholes. The Black Reef Channel Facies is divisible into three units, namely the Normal, Carbonaceous and Basal units. The Normal unit is the uppermost, and most widespread, of the three units. The Carbonaceous unit is more restricted, and has a distinctive soft black carbonaceous matrix. The Basal unit is the most restricted of all the units, as it only occurs within deeply incised channels. These units can either be superimposed, or occur as individual units, in which case a quartz arenite of marine origin separates the units. A thin black shale layer separates the Channel facies from the overlying Blanket facies, the latter of which consists of a package of fine-grained quartz arenites with associated development of buckshot pyrite. One or two basal conglomerate layers may overlie the black shale and represent the equivalent of the Basal facies.

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All three channel units are potentially economic, with better gold grades typically occurring within the Basal and Carbonaceous units. Grades in general are lower than is typical for elsewhere in the basin, which possibly reflects the lower tenor of the source rocks in the underlying Witwatersrand. Intervening quartz arenites, if developed, constitute internal waste. Potentially economic grades on the Blanket Facies have only been intersected in boreholes to the west.

Gedex was modeled using upwards of 65 surface exploration boreholes at an average spacing of less than 50m. The orebody was modeled in Datamine which was slightly easier due to its un-mined nature but less structurally accurate than in West Pit 1 due to the increased borehole spacing and the presence of significant fold and fault structures. Active mining at the Gedex pit was suspended in December 2003 because of increasing cost factors relating to the breaking of hard overburden without the aid of explosives. The pit is now partially flooded, but remains accessible.

19.1.2.4     Van Ryn Pit

The Van Ryn area was the subject of an extensive review by Randfontein Estates Limited in 1999. The dataset, and associated Datamine Model (acquired by REL and modeled by Africa Consulting Mining Services (Pty)Ltd, and subsequently GeoActiv Mineral Resource Evaluation (Pty)Ltd) were acquired and re-modeled by Petrex and audited by Johannesburg Consolidated Investments Limited. An admittedly limited amount of drill and trench exploration has shown that the modeled percentages of each of the important reef horizons, particularly the Main Reef and South Reef, were greatly overstated in these studies.

The Van Ryn pit was opened on the surface remnant pillars of Main Reef around Nos. 11 and 12 Shafts Van Ryn, and although highly profitable in its early stages due to low stripping ratios, became uneconomic as the pit went deeper and out on strike due to a decreasing percentage of remaining pillars, sweepings or any significant reef in foot. Overlying Next Above bands were also weakly developed and contributed little in the way of reef tonnage. A minor amount of surface drilling was carried out in an attempt to evaluate the remnant reefs, so the pit did not operate within the confines of an optimized grade model. The pit ceased production in 2003 and remains accessible.

19.1.2.5     Grade Control

Grade control within the open pits was based on visual observations coupled with channel sampling results. Channel samples are cut at approximately 3 meters intervals in the pit. The mining takes place in 10m lifts. After the extraction of each lift, the floor is re-sampled, giving an effective coverage of 3 x 15m.

In almost all cases, ore material is readily distinguishable from waste and personnel trained in ore identification assisted in ore extraction and defining waste and ore pit stockpiles. Reconciliation is loosely based upon the comparison between sample blocks and their original estimates prior to sampling. Comparisons are also made between sample stockpile grades and mill feed grades and the estimated grades of extracted blocks. Petrex, like other Witwatersrand open pits did not use a block factor per se and

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consider the overall MCF to be close to 85% delivery factor and a 90% plant recovery factor.

19.1.3          Underground Operations

At Petrex, all managerial instructions, recommended procedures and standards are being revised to comply with the current mining code of practice and new legislation. Each underground employee has been trained to remain vigilant and examine the rock mass surroundings he is working in. Geological discontinuities and other rock related hazards are routinely monitored by safety officers, surveyors, samplers, geologists and the Rock Mechanic Officer. Tried and tested underground mining methodologies have been applied in both the shallow and deeper Petrex areas.

At Marievale 2 Shaft the mining method practiced is that which is generally employed to exploit shallow narrow reefs of the Witwatersrand Basin. Access to the reef is through footwall drives or reef drives along strike, followed by raising or winzing (sinking) on reef. Payable blocks of reef are established by sampling the on reef development and current stope faces. Unpayable reef blocks might be left unmined. Regional and panel pillars are laid out in terms of the code of practice. Both updip mining and breast stoping configurations are applied. The mining strategy fully utilizes the flexibility provided by the low stress conditions and strong unjointed rock. The workings are shallow and as there is an absence of seismicity no special areas have been declared, however in the future remnant mining (extraction of pillars) will take place in some areas.

In the other deeper shafts where mining is taking place on the UK9A horizon at depths of between 600m and 700m, limited current stoping is carried out extracting small isolated blocks of payable reef within the large previously mined areas. The remainder of the mining is in relatively large previously un-mined areas. As a result the mining of these blocks will have little effect on surface. The UK9A is situated approximately 250 to 400m above the extensively mined out Nigel or Main Reef Leader. The isolated pillars left on the Main Reef horizon may induce high stress on reef blocks on the UK9 horizon. The rock mechanics specialists have taken this factor into account when planning for future mining on the UK9A. Reef pillars and support requirements are adequate in that since 1999 less than 2% of planned remnants have been abandoned due to rock mechanic constraints.

19.1.3.1     Consolidated Modderfontein Mines

Cons Modder is situated in the north of the East Rand Basin approximately 40 km east of Johannesburg. The lease area of Cons Modder is ~ 10,927ha and includes all or portions of the following old mining properties: Government Gold Mining Areas (GGMA), Brakpan Mines, New State Areas, Van Ryn Deep, Modder Deep, Springs Mines and portions of Geduld and Modderfontein. On Cons Modder a total of 56 shafts were sunk including inclines and vertical shafts. The Cons Modder operation today consists of Number 9 shaft, a vertical shaft and Number 14 shaft an incline shaft. There is also access gained on a small scale via West Pit 1 (now referred to as West Pit Underground).

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Shaft systems

Number 9 shaft is a two compartment vertical shaft operating to a depth of ~ 150m. Hoisting is with a double-drum hoist with a capacity of 20,000tpm using 3t skips. Men are also hoisted via the skip but have the option of climbing the vertical ladderway from 1 Level. Number 14 incline shaft extends to ~150m below surface at an inclination of 15º from the horizontal. Shaft capacity is 23,000tpm with a double drum hoist. West Pit Underground has been developed out of the highwall of the West Pit 1 open pit utilizing existing underground openings that were encountered in the pit..

Mining operations

The majority of mining at Number 9 shaft is on the C Reef horizon with Black Reef and Kimberley Reef making up the balance. Mining is done using both conventional breast mining and down-dip mining. It is planned for the future to have a trackless mining section in the basal reef.

At Number 14 shaft, both the MK1 Basal unit and UK9As are being mined on a systematic basis. The morphology of the channels is variable and often dramatic with channel flanks approaching vertical, with clearly preserved undercut.

Black Reef is being mined from the West Pit Underground section. The high grade zone discovered with the West Pit 3 drilling program is also being exploited from West Pit Underground.

Rock engineering

Support in the high width areas of the Black Reef is by pillars, temporary support at the face is by means of adjustable steel (“Camlok”) props. Ground conditions are good. Support of the UK9C is by pillars and profiled wood posts (“elongates”).

Ventilation

The 9 shaft section currently circulates 54m³/s of ventilating air; this is achieved by force ventilating the workings with five 45kW fans. The shallow depth of workings allow for good working conditions that currently average 19.0ºC Wet bulb temperature on the face and a average velocity of 0.28m/s. The most recent reports done in terms of the regulations indicate that the Air Quality Index (“AQI”) is acceptable and the average AQI was measured at 0.14 well below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50mSv/a) in 2004. Two working places show potential to over-expose personnel (32 persons or 6.4% of the workforce), however personnel are rotated systematically to ensure their annual exposure is below the limit.

The 14 shaft section currently circulates 28m³/s of ventilating air; this is achieved by force ventilating the workings with three 45kW fans. The shallow depth of workings allow for reasonable working conditions that currently average 20.1ºC Wet bulb temperature on the face and a average velocity of 0.11m/s. In-stope ventilation controls must be improved to increase the face velocities and additional fans installed to increase the through volume. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.13, well below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures are a problem and personnel

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are presently exposed above the dose limit (50mSv/a). Two additional 45kW fans are in the process of being installed and will be operational in March 2005 as well as seals to prevent re-circulation. Rotation of personnel is also a priority to assure that annual exposure limits are not exceeded.

The West Pit Underground section is currently ventilated with natural ventilating pressure which fluctuates depending on the season. This section is to be force ventilated with four 45kW fans circulating 40m³/s of ventilating air. The first stage will be completed in March 2005 with two 45kW fans to ventilate the eastern side and the western side with two 45 kW fans once the ventilation raise to surface has been established (raise is in progress). The shallow depth of workings allow for reasonable working conditions that currently average 18.7ºC Wet bulb temperature on the face and a average velocity of 0.1m/s. In-stope ventilation controls must be improved to increase the face velocities and fans installed to increase the through ventilation quantities. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.09 well below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures are all below the dose limit of (50mSv/a) at present. The installation of the forced air ventilation system described above will assure that this condition is maintained.

Mining services

At 9 Shaft there is a total capacity of 15,000CFM of compressed air which can support a production rate of 20,000tpm. At 14 Shaft there is a total capacity of 11,000CFM of which Petrex is running 5,000CFM is being utilized at present. At West Underground there is a total capacity of 2,000CFM which has been hired in via portable compressors. Piping to work places was more than adequate. Piping does however cease quite a distance from the working face and compressed air is supplied from thereon via long 25mm diameter hoses. Although not measured the air pressure for drilling will reduce accordingly with the corresponding drop in drilling efficiency.

Local ground water is utilized for drilling and dust suppression. No shaft is at present using any Rand water except for drinking, cooling of compressors, hostels and change houses.

19.1.3.2     Grootvlei Mine

The Grootvlei Mine is situated in the east central portion of the East Rand Basin near Springs and borders Cons Modder on the west and Nigel to the south. The total lease area, comprising the areas of Grootvlei, and old lease areas of Palmietkuilen, East Daggafontein, Daggafontein, East Geduld, Geduld and Welgedacht is 8,578ha.

Grootvlei consists of four producing shafts, Numbers 6, 8, 4, and 1 and a dedicated pumping shaft, Number 3 shaft. Number 3 shaft keeps the water level in the East Rand Basin at the -737m level by pumping ~ 65 to 80Ml per day. Most of the mining at Number 8 shaft is undertaken in terms of an agreement with New Kleinfontein Gold Mining Co Ltd. Mining from this area, in terms of the agreement, ceases in November 2005.

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Shaft systems

Numbers 1, 4, and 6 shafts are rectangular vertical shafts, Number 8 shaft is an inclined shaft. Hoisting capacities are reflected in Table 19.1. The majority of production from Number 8 shaft is trammed and hoisted at Number 1 shaft, a limited tonnage (~5,500tpm) of fine clean-up material is hoisted at Number 8 shaft.

Mining operations

Mining at all shafts is on the Upper Kimberley 9A Reef (UK9A) with a small amount of Black Reef being mined at Number 8 shaft. The UK9A mining is done with the breast mining method using conventional hand-held rock drills and cleaning with scraper winches. Cleaning routes are often long due to the scattered nature of the stopes but in general has improved due to increased development over the past year. Stoping widths observed were well controlled, at Numbers 1, 6 and 4 shafts they average ~90cm and at 8 shaft ~100cm. The UK9A has well defined contacts, the footwall is a dirty greenish argillaceous quartzite or conglomerate and the hangingwall a fine grained siliceous quartzite. Overbreak of both can cause excessive dilution and efforts are made to minimize this effect by better drilling and scraping controls.

Pumping arrangements

The main pump station is situated at Grootvlei Number 3 shaft. The pumps and motors are in fairly good condition; new electrical switchgear for the pumps has recently been installed on the level above.

There are five 350mm high pressure pump columns in the shaft one of which has been removed and a replacement is being manufactured (materials are on site). Build up of sediment in the four columns has recently been removed and has resulted in a significant drop in pump duties. Eight pumps are currently being operated giving a total capacity of between 60 to 80Ml/day. Petrex has replaced all the pump delivery pipes and valves as well as a further shaft column in the past two years. The feeder pipes from the plug to the pump suction lines were also replaced in 2003 and a new sealed bulkhead was installed. One major threat to the pump station is that a significant rise in the level of water in the East Rand basin will cut off the ventilation to the pump station (without flooding the station).

The mine does monitor this threat on a daily basis and have budgeted to implement measures that will significantly reduce if not eliminate them.

The shaft guides that are made from timber were replaced in 2004. The man cage and skeleton cage used for work in the shaft are badly rusted and need major overhaul or replacement and this has been budgeted for in 2005.

Rock Engineering

Mining operations are conducted down to a depth of 730m and are therefore still classified as shallow. Systematic pillars are left as regional support and elongates on a 2m by 2m pattern are used as in-stope support with a cluster of profile sticks (shaped wood posts) installed on the up-dip side of the strike gully for narrow pay shoots. For

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wider shoots of 200m and more, 75cm by 55cm wood mat packs are used on the up-dip side of the strike gully to keep the strike gully open until the whole area is mined out.

Ventilation

The 1 shaft section currently circulates 32m³/s of ventilating air; this is achieved by the surface fans at East Geduld and underground booster fans at 8 shaft. The in –stope conditions are good and currently reported at 22.2ºC Wet bulb temperature and average face velocity of 0.25m/s. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.53, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50mSv/a) in 2004. Two working places show potential to over-expose personnel (49 persons or 16.1% of the workforce) in January 2005, however personnel are systematically rotated to ensure their annual exposure is not exceeded.

The 4 shaft section currently circulates 75m³/s of ventilating air. This is achieved by the surface fans (extraction) at East Geduld. The in–stope conditions are reasonable and currently reported at 23.5ºC Wet bulb temperature and average face velocity of 0.19m/s. In-stope ventilation controls must be improved to increase the face velocities. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.41, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50mSv/a)) in 2004. Three working places show potential to over-expose personnel (95 persons or 14.6% of the workforce) in January 2005, however personnel are systematically rotated to ensure their annual exposure is not exceeded.

The 6 shaft section currently circulates 100m³/s of ventilating air; this is achieved by the surface fans (extraction) at this shaft. The in–stope conditions are good and currently reported at 23.3ºC Wet bulb temperature and average face velocity of 0.29m/s. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.3, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50 mSv/a) in 2004. No working places show potential to over-expose personnel at present (January 2005).

The 8 shaft section currently circulates 35m³/s of ventilating air; this is achieved by the underground booster fans (extraction) situated at Geduld number 5 shaft. The in–stope conditions are reasonable and currently reported at 21.9ºC Wet bulb temperature and average face velocity of 0.17m/s. In-stope ventilation controls must be improved to increase the face velocities. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.62, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50 mSv/a) in 2004. No working places show potential to over-expose personnel at present (January 2005).

Mining services

Dedicated compressors supply compressed air to each shaft. At Number 4 shaft there is an installed capacity of 25,000CFM of which 15,000CFM is running at anyone time. At

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Number 6 shaft where the installed capacity is 8,000CFM one of the 2 compressors installed is out of order whilst the motor is being repaired. Number 8 shaft has a capacity of 13,000CFM of which 8,000CFM is being used. Due to the age of these compressors they will breakdown from time to time, the hire of portable compressors when this happens is a satisfactory but expensive alternative.

Air and water pipes observed were installed in the centre gullies only, with 25mm hoses used to get the compressed air to the stope face. As discussed above this reduces air pressure at the face and reduces rock drill efficiency.

Local ground water is utilized for drilling and dust suppression. No shaft is at present using any Rand water except for drinking, cooling of compressors, hostels and change houses.

19.1.3.3     Nigel Gold Mine

The underground operations of the Nigel Section are located in the southern and south central portion of the East Rand Basin, the section extends over an area of some 11,945 ha. The current operations are made up from various old mining operations including: Vogelstruisbult (Vogels), Marievale, Droogebult, Nigel and portions of Daggafontein and East Daggafontein. There is currently only one operating shaft in this section, namely Marievale 2 Shaft.

Shaft Systems

Marievale Number 2 shaft is a single compartment incline shaft accessing the Main Reef Leader from the surface to a depth of ~170m. The shaft is ~ 4m wide and 3m high with a gradient of ~ 23º. The shaft is equipped as follows:

•
A three section 1,200mm wide conveyor belt for the transport of rock. The system has a capacity of 33,000tpm that is far greater than planned requirements. Waste and ore are transported together. Petrex is currently adding a fourth section to the conveying system to establish full production from 7 level

•
A track bound hoisting system is used for transport of materials only. The hoist is situated on surface and lowers one car per trip down the decline. Such systems are slow and inefficient, but are sufficient for delivery of the required materials and supplies. Additional systems are being investigated to handle the transport of both men and materials to support higher production levels.

The mine is currently in possession of an exemption for personnel to walk to the lowest mining depth of 170m, which is 20m deeper than that legally allowed. Personnel still walk down the incline and into the working place. However, time is dedicated on the conveyor belt system for the transport of men out of the shaft. This is in accordance with the Safety Regulations and a belt riding training procedure.

Mining Operations

Mining at Marievale Number 2 shaft is entirely on the Main Reef Leader which dips at up to 23º in the area. In the past breast and up-dip mining methods have been used, currently there is a mixture of down-dip and breast mining. Down-dip mining is used where geological structures or mining constraints determine mining direction.

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Planned production from the shaft is approximately 20,000tpm from three mining levels (3, 5 & 7 levels) with operations on either side of the shaft.

Stope width is well controlled with an average width of approximately 78cm. This is particularly important in this mining area where the reef channel is only several centimeters in width and grades marginal.

The majority of development is on the reef horizon with very limited waste development, Mining at Springs Dagga Number 1 shaft has been curtailed, and the shaft is currently being maintained as a secondary escape way for Grootvlei 6 shaft.

Rock Engineering

Support is provided by systematic pillar systems along the stope gullies and in the mining panel itself. Additional support is provided by systematic installation of elongates on a 2m x 2m pattern in the stope with clusters of elongates on the up-dip side of the strike gullies. Camlok props are used as temporary support at the working face. The area is very stable.

Ventilation

The Marievale No. 2 shaft section currently circulates 40m³/s of ventilating air; this is achieved by both surface fans extraction (2 x 45 kW) and underground fans (extraction) on 3 level and 7 level (two 45kW fans and two 11kW fans). The in –stope conditions are reasonable and currently reported at 19.8ºC Wet bulb temperature and average face velocity of 0.19m/s. In-stope ventilation controls must be improved to increase the face velocities and the 3E15 vent raise holing to surface is in the plan to create two ventilation districts. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.66, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50mSv/a) in 2004. At present all areas show exposures below the limit (January 2005).

The Springs Daggafontein No. 1 shaft section was ventilated with underground booster fans (force ventilating) 24m³/s of ventilating air. The in –stope conditions are good and currently reported at 23.1ºC Wet bulb temperature and average face velocity of 0.3m/s. The most recent reports done in terms of the regulations indicate that the AQI is acceptable and the average AQI was measured at 0.10, below the legal limit of 1.0 (4th Quarter 2004). Radiation exposures have improved significantly and no persons were exposed above the dose limit (50 mSv/a) in 2004. Production from this shaft has been suspended, and it is only being used as a secondary escape way for 6 shaft and for reopening access to 3 shaft.

Mining Services

The compressed air supplies to the two underground operations of the Nigel section are both generated at the respective shafts. The Marievale Number 2 shaft has 9,000CFM capacity that is capable of supporting a production rate of 20,000tpm. A new compressor

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(5,000CFM) is being installed and should be commissioned by May 2005. This will give flexibility to expand current rate of production.

At Springs Dagga Number 1 shaft, which has been closed in December 2004, there is 4,000CFM compressor capable of supporting 8,000tpm of production. An additional compressor (4,000CFM) is available but requires a new motor.

Local ground water is utilized for drilling and dust suppression. No shaft is at present using any Rand water except for drinking, cooling of compressors, hostels and change houses.

19.2        Long Term Production Schedule and Costs

Petrex has prepared an 11-year mine plan based on this resource base, combining the underground and surface mining operations to utilize to the greatest extent possible the available gold plant treatment capacity, which consists of continual exploitation of underground resources from eight shafts in three sections i.e. Grootvlei Section (6, 4, 1 and 8 (Until 2006) shafts), Cons Modder Section (14, 9 and West Pit U/G shafts) and the Nigel Section (Marievale 2 shaft) and the surface operations. The plan utilizes the maximum underground production recognizing the limited surface reserves that have been delineated to-date. It is anticipated that the underground production will increase as development work accesses new ore mining areas. Overall production can be increased even more, if additional surface reserves are outlined.

Given the flexibility of the current operation, any less than anticipated mineral reserves and / or successful exploration programs, could quickly be incorporated into the short and long term mine plans, such positively impacting cash flows forecast in the 11-year plan.

19.2.1           Underground Operations

Table 19.1, the schedule of shafts, details the operating shafts in terms of recent historical levels of productions, and those planned in the future. A number of other shafts exist on the mining properties concerned, but with the exception of three ventilation shafts, these shafts are not in use, and are not planned to be used during the 11 Year Plan period. Marievale 2, Grootvlei 8 and Cons Modder14 are decline shafts and West Pit U/G is a holing in the highwall of the open pit, the balance being vertical shafts. All the shafts have rock hoisting, and man and material transport capability.

Table 19.1: Schedule of shafts

	Total underground capacity (tpa)	Cons Modder			Nigel			Grootvlei
		9#	14#	Wpit U/G	MV 2#	SD 1#	1#	4#	6#	8#
Type Vert/ Decl		V	D	D	D	V	V	V	V	D
Probable Capacity	1,776,000	300,000	108,000	90,000	300,000	150,000	180,000	360,000	138,000	150,000
2005 Planned	1,281,261	196,047	113,646	72,342	259,180	0	151,408	229,643	120,276	138,719
2004 Actual	887,301	155,648	8,638	7,594	196,783	7,506	122,650	176,281	82,002	130,199
2003Actual	936,476	160,747	45,434	0	171,359	0	136,713	193,683	96,204	132,336

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19.2.2          Surface operations

Open pit operations were ceased in 2004 due to economic constraints, with final mining at West Pit 1 being completed in January 2005.

Surface clean-up tonnage is derived from three sources; the fines (up to six inch material) from the screening of surface rock dumps, reef picking on surface dumps and from ad hoc clean up or rehabilitation projects around the mine. The screening of the dumps is undertaken and costs applied to this operation are ZAR 42/t for processing, plus screening, loading and transportation costs (variable depending on the dump), and purchase cost of the material when appropriate. The contribution of surface sources to the current 11-year plan include:

•	General plant/surface clean-up sourced from various areas throughout the Mining Assets;

•	Screened material sourced from waste rock dumps and re-purchased from Alpha Stone; and

•	Reef Pickings purchased from small scale miners which scour waste rock dumps for mineralized rock

Petrex has obtained the rights to process several of the existing rock dumps located near the processing plant. Production from these sources over the past year has been very successful. Depending on the individual dump, the material is screened to remove the coarse fraction resulting in an increase in grade. During recent months, the majority of the dump material delivered to the apron for processing has been screened to minus six inch in size. This is coarser than the normal feed from underground, and provides grinding media for the SAG mills, reducing the overall milling cost for all feed. A total of 1.68Mt of rock dump material with an estimated recovered gold grade of 1.02g/t has been incorporated into the current 11-year plan, starting in year 2005, and constitutes approximately 3.5% of the total gold production. These tonnes are not in the mineral reserve or resource reported as at December 31, 2004. During 2004, Petrex processed 389,308t (a monthly average of over 32,000tpm) of rock dump material having an average recovered gold grade of 1.06g/t. For 2005, 20,000tpm have been included in the Plan and this drops to 12,000tpm beginning in 2006 and for future years.

19.2.3          Production Schedule and Costs

The current 11-year plan is based on certain assumptions, which project improvements upon historical performance based on various assumptions. A review by Gustavson of the key assumptions and the supporting documentation finds that Petrex’s plan is reasonable and achievable. Certain of the assumptions are out of the control of Petrex, including the Rand exchange rate and the gold price. Changes in these can be mitigated somewhat by hedging and other activities. Some of the improvements projected by Petrex may not be fully realized and the resultant cash flow projections may be less than forecast. The proposed production is shown in Table 19.2. Note that the Au grades shown are recovered grades.

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Table 19.2: Petrex Production Schedule, 2005 through 2015

Table 7.2
Production Summary		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Tonnes Mined (Modderfontein 14) Recovered Gold Grade	g/t	113,646 2.92	167,705 2.81	126,554 3.28	126,554 3.28	126,554 3.28	126,554 3.28	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	787,567 3.13
Tonnes Mined (Modderfontein 9&7) Recovered Gold Grade	g/t	196,047 3.74	166,437 4.68	201,396 4.68	201,396 4.68	201,396 4.24	201,396 4.24	201,396 4.24	201,396 4.24	201,396 4.24	119,254 7.16	0 0.00	1,891,510 4.50
Tonnes Mined (Modderfontein 10; Gedex) Recovered Gold Grade	g/t	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00
Tonnes Mined (Modderfontein West Pit UG) Recovered Gold Grade	g/t	72,342 4.22	56,123 3.22	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	128,465 3.78
Tonnes Mined (Modderfontein Orient) Recovered Gold Grade	g/t	10,686 2.10	60,220 4.60	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	70,906 4.22
Tonnes Mined (Grootvlei 6) Recovered Gold Grade	g/t	120,376 3.35	104,694 3.76	97,076 4.26	97,452 4.37	84,306 3.54	84,306 3.54	84,306 3.54	84,306 3.54	84,306 3.54	84,306 3.54	84,306 3.54	1,009,740 3.69
Tonnes Mined (Grootvlei 1) Recovered Gold Grade	g/t	151,408 4.48	180,579 3.84	136,251 3.56	137,455 3.54	133,277 3.46	133,277 2.92	131,057 2.97	0 0.00	0 0.00	0 0.00	0 0.00	1,003,304 3.57
Tonnes Mined (Grootvlei 4) Recovered Gold Grade	g/t	229,643 4.73	237,388 4.78	215,547 4.27	253,573 4.31	239,910 4.29	329,651 3.97	424,775 3.75	423,926 3.75	423,926 3.75	423,926 3.75	423,926 3.75	3,626,191 4.01
Tonnes Mined (Grootvlei 4 - Mud Pumping) Recovered Gold Grade	g/t	144,000 2.25	144,000 2.25	78,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	12,000 2.25	462,000 2.25
Tonnes Mined (Grootvlei 8) Recovered Gold Grade	g/t	138,719 3.74	90,536 4.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	229,255 3.84
Tonnes Mined (Nigel-Vogels SD1) Recovered Gold Grade	g/t	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00
Tonnes Mined (Nigel-Marievale 2) Recovered Gold Grade	g/t	259,180 2.85	243,305 3.06	256,772 2.88	430,269 3.17	460,267 2.85	456,427 2.72	456,427 2.88	215,995 3.64	215,995 3.64	215,995 3.64	215,995 2.99	3,426,627 3.05
Tonnes Mined (Opencast Recovered Gold Grade	g/t	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00	0 0.00
Sand Production/clean-up Recovered Gold Grade	g/t	240,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	144,000 1.02	1,680,000 1.02
Total Tonnes Mined		1,676,047	1,594,987	1,255,596	1,402,699	1,401,710	1,487,611	1,453,961	1,081,623	1,081,623	999,481	880,227	14,315,565
Average Recovered Grade	g/t	3.21	3.45	3.37	3.49	3.24	3.15	3.18	3.42	3.42	3.70	3.08	3.33
Recovered Mined Gold	oz	173,175	177,100	136,199	157,578	146,170	150,510	148,696	119,027	119,027	119,027	87,068	1,533,578
Plant recovery	%	92.50%	92.61%	92.95%	93.75%	93.73%	93.74%	93.74%	93.67%	93.67%	93.67%	93.55%	93.37%
Inventory Change /Decrease/(Increase)	Tonnes	0	0	0	0	0	0	0	0	0	0	10,000	10,000
Tonnes Milled - Own Production	Tonnes	1,676,047	1,594,987	1,255,596	1,402,699	1,401,710	1,487,611	1,453,961	1,081,623	1,081,623	999,481	890,227	14,325,565
Decrease/(Increase) in Inventory	oz	0	0	0	0	0	0	0	965	0	0	2,411	3,376
Gold Produced	oz	173,175	177,100	136,199	157,578	146,170	150,510	148,695	119,992	119,027	119,027	88,837	1,536,310

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Grades from the measured category block listings are aggregated to get an average for the reserves and therefore the grade of the production scheduled does not deviate to any large degree from the average of the reserve on an annual basis. Practicalities of mining also determine that total mined grade and tonnage mined will not vary to any great extent from year to year unless an expansion of production is planned. Petrex has used an estimated plant recovery of 94% for the underground material, 90% for the surface cleanup material and 75% for the mud. This is based on actual figures achieved during the second half of 2004.

The costs are derived using the agreed rates from the contractual agreement with the various contractors, and historical costs for electricity and water, security, processing, and rehabilitation. The contractors cost includes an amount for ongoing development and prospecting development, but not for identified production and long term development that will be paid under a separate contract terms and are included in the capital. The operating costs are detailed in Table 19.3.

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Table 19.3: Petrex Operating Costs (ZAR x 000)

Operating Costs	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
CONS MODDER 9#
Electricity & Water	2,082	2,056	2,056	2,056	2,056	2,056	2,056	2,056	2,056	1,250	0	19,783
Services	1,022	882	1,393	1,230	1,231	1,152	1,182	1,651	1,651	1,071	0	12,463
Water Pumping and Treatment	4,586	3,321	4,820	4,256	4,260	3,987	4,090	5,714	5,714	3,708	0	44,456
Overheads	3,645	2,789	4,287	3,838	3,840	3,619	3,702	4,977	4,977	3,189	0	38,864
Survey, Sampling & Geology	2,458	1,929	2,966	2,655	2,657	2,503	2,561	3,443	3,443	2,206	0	26,820
Repairs & Maintenance	1,700	1,090	1,090	1,090	1,090	1,090	1,090	1,090	1,090	500	0	10,920
Treatment - Met Plant	8,263	7,328	9,940	9,511	9,494	9,270	9,354	10,618	10,618	6,537	0	90,932
Rehabilitation	202	175	211	211	211	211	211	211	211	125	0	1,982
Contractor - Stoping	36,092	41,749	50,518	50,518	45,784	45,784	45,784	45,784	45,784	45,784	0	453,582
Contractor - Development	3,407	1,853	2,375	2,375	2,375	2,375	2,375	1,260	1,260	0	0	19,655
COST	63,455	63,173	79,656	77,740	72,998	72,048	72,406	76,804	76,804	64,371	0	719,457

CONS MODDER 14#
Electricity & Water	937	925	925	925	925	925	0	0	0	0	0	5,564
Services	593	888	875	773	773	724	0	0	0	0	0	4,627
Water Pumping and Treatment	2,656	3,347	3,029	2,675	2,677	2,506	0	0	0	0	0	16,888
Overheads	2,118	2,811	2,694	2,412	2,413	2,274	0	0	0	0	0	14,721
Survey, Sampling & Geology	1,427	1,944	1,864	1,668	1,669	1,573	0	0	0	0	0	10,145
Repairs & Maintenance	1,353	1,260	1,260	1,260	1,260	1,260	0	0	0	0	0	7,653
Treatment - Met Plant	4,783	7,384	6,246	5,976	5,966	5,825	0	0	0	0	0	36,181
Rehabilitation	117	176	133	133	133	133	0	0	0	0	0	824
Contractor - Stoping	16,350	25,294	22,277	22,277	22,277	22,277	0	0	0	0	0	130,754
Contractor - Development	1,981	2,029	1,336	1,336	1,336	1,336	0	0	0	0	0	9,353
COST	32,315	46,058	40,639	39,435	39,430	38,833	0	0	0	0	0	236,709

WEST PIT U/G
Electricity & Water	651	643	0	0	0	0	0	0	0	0	0	1,293
Services	376	297	0	0	0	0	0	0	0	0	0	674
Water Pumping and Treatment	1,690	1,120	0	0	0	0	0	0	0	0	0	2,810
Overheads	1,344	941	0	0	0	0	0	0	0	0	0	2,285
Survey, Sampling & Geology	905	651	0	0	0	0	0	0	0	0	0	1,556
Repairs & Maintenance	240	240	0	0	0	0	0	0	0	0	0	480
Treatment - Met Plant	3,047	2,471	0	0	0	0	0	0	0	0	0	5,518
Rehabilitation	74	59	0	0	0	0	0	0	0	0	0	133
Contractor - Stoping	12,042	7,258	0	0	0	0	0	0	0	0	0	19,300
Contractor - Development	2,123	1,155	0	0	0	0	0	0	0	0	0	3,278
COST	22,493	14,834	0	0	0	0	0	0	0	0	0	37,327

MARIEVALE 2#
Electricity & Water	1,275	1,259	1,259	1,259	1,259	1,259	1,259	0	0	0	0	8,832
Services	1,355	1,289	1,689	1,492	1,493	1,375	1,411	0	0	0	0	10,103
Water Pumping and Treatment	6,108	4,852	5,846	5,162	5,167	4,760	4,882	0	0	0	0	36,777
Overheads	4,831	4,077	5,200	4,655	4,658	4,320	4,420	0	0	0	0	32,160
Survey, Sampling & Geology	3,261	2,820	3,597	3,220	3,222	2,988	3,058	0	0	0	0	22,166
Repairs & Maintenance	1,810	1,200	1,200	1,200	1,200	1,200	600	0	0	0	0	8,410
Treatment - Met Plant	10,902	10,708	12,057	11,535	11,515	11,067	11,167	0	0	0	0	78,951
Rehabilitation	266	255	256	256	256	252	252	0	0	0	0	1,796
Contractor - Stoping	38,524	39,947	37,200	37,200	37,200	37,039	37,039	0	0	0	0	264,151
Contractor - Development	2,768	2,303	2,948	2,346	2,346	1,014	1,014	0	0	0	0	14,740
COST	71,100	68,710	71,253	68,326	68,317	65,276	65,104	0	0	0	0	478,086

MARIEVALE 2# EXT
Electricity & Water	0	0	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	10,800
Services	0	0	86	1,136	1,320	1,236	1,267	1,771	1,771	1,941	2,225	12,752
Water Pumping and Treatment	0	0	299	3,931	4,568	4,276	4,386	6,128	6,128	6,716	7,700	44,133
Overheads	0	0	266	3,544	4,119	3,881	3,971	5,338	5,338	5,776	6,485	38,718
Survey, Sampling & Geology	0	0	184	2,452	2,849	2,685	2,747	3,692	3,692	3,996	4,486	26,783
Repairs & Maintenance	0	0	600	600	600	600	600	600	600	600	600	5,400
Treatment - Met Plant	0	0	617	8,784	10,182	9,942	10,032	11,387	11,387	11,839	12,476	86,646
Rehabilitation	0	0	13	195	227	227	227	227	227	227	227	1,796
Contractor - Stoping	0	0	2,412	35,896	33,209	29,451	33,471	42,123	42,123	42,123	34,607	295,415
Contractor - Development	0	0	9,033	0	0	0	0	0	0	0	312	9,345
COST	0	0	14,711	57,738	58,274	53,497	57,901	72,465	72,465	74,418	70,318	531,788

GROOTVLEI 1#
Electricity & Water	5,271	5,205	5,205	5,205	5,205	5,205	5,205	0	0	0	0	36,501
Services	792	956	942	839	814	762	769	0	0	0	0	5,876
Water Pumping and Treatment	3,570	3,603	3,261	2,905	2,819	2,639	2,661	0	0	0	0	21,458
Overheads	2,823	3,026	2,901	2,619	2,541	2,395	2,409	0	0	0	0	18,714
Survey, Sampling & Geology	1,906	2,093	2,006	1,812	1,758	1,657	1,667	0	0	0	0	12,898
Repairs & Maintenance	2,905	2,109	2,100	2,100	2,100	1,200	600	0	0	0	0	13,114
Treatment - Met Plant	6,366	7,949	6,725	6,491	6,283	6,134	6,087	0	0	0	0	46,035
Rehabilitation	155	190	143	144	140	140	138	0	0	0	0	1,050
Contractor - Stoping	29,920	31,378	21,898	22,017	20,846	17,606	17,606	0	0	0	0	161,271
Contractor - Development	3,592	4,332	1,789	1,789	806	630	0	0	0	0	0	12,939
COST	57,301	60,840	46,970	45,922	43,313	38,368	37,142	0	0	0	0	329,857

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Table 19.3: Petrex Operating Costs (continued)

Operating Costs	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
GROOTVLEI 4#
Electricity & Water	3,957	3,907	3,907	3,907	3,907	3,907	3,907	3,907	3,907	3,907	3,907	43,027
Services	1,201	1,258	1,490	1,548	1,466	1,886	2,492	3,475	3,475	3,809	4,366	26,467
Water Pumping and Treatment	5,405	4,739	5,158	5,359	5,074	6,527	8,626	12,027	12,027	13,182	15,112	93,237
Overheads	4,280	3,978	4,589	4,832	4,575	5,923	7,809	10,476	10,476	11,337	12,729	81,005
Survey, Sampling & Geology	2,890	2,752	3,174	3,342	3,165	4,097	5,402	7,247	7,247	7,842	8,805	55,963
Repairs & Maintenance	3,812	3,450	3,450	3,450	3,450	3,450	3,450	3,450	3,450	3,450	3,450	38,312
Treatment - Met Plant	9,657	10,453	10,639	11,975	11,309	15,173	19,730	22,349	22,349	23,236	24,486	181,357
Rehabilitation	235	249	226	266	252	346	446	445	445	445	445	3,802
Contractor - Stoping	38,435	41,106	33,321	39,628	37,324	47,460	57,751	57,613	57,613	57,613	57,613	525,476
Contractor - Development	6,482	7,168	4,927	4,927	4,927	8,883	8,883	8,883	8,883	8,883	8,883	81,728
COST	76,356	79,060	70,881	79,234	75,449	97,652	118,496	129,873	129,873	133,704	139,796	1,130,373

GROOTVLEI 6#
Electricity & Water	2,134	2,108	2,108	2,108	2,108	2,108	2,108	2,108	2,108	2,108	2,108	23,212
Services	629	555	671	595	515	482	495	691	691	757	868	6,950
Water Pumping and Treatment	2,828	2,092	2,323	2,060	1,783	1,669	1,712	2,392	2,392	2,622	3,005	24,878
Overheads	2,243	1,755	2,067	1,857	1,608	1,515	1,550	2,083	2,083	2,255	2,531	21,546
Survey, Sampling & Geology	1,513	1,214	1,430	1,285	1,112	1,048	1,072	1,441	1,441	1,560	1,751	14,866
Repairs & Maintenance	3,950	2,330	2,350	2,000	1,500	1,500	1,500	1,200	1,200	1,200	1,200	19,930
Treatment - Met Plant	5,063	4,611	4,791	4,602	3,974	3,880	3,916	4,445	4,445	4,621	4,870	49,218
Rehabilitation	123	110	102	102	89	89	89	89	89	89	89	1,057
Contractor - Stoping	21,357	21,388	22,439	23,105	16,214	16,214	16,214	16,214	16,214	16,214	16,214	201,788
Contractor - Development	2,339	2,484	739	529	529	529	529	529	529	353	353	9,444
COST	42,179	38,646	39,020	38,243	29,432	29,034	29,184	31,192	31,192	31,777	32,989	372,888

GROOTVLEI 8#
Electricity & Water	1,770	1,311	0	0	0	0	0	0	0	0	0	3,081
Services	725	480	0	0	0	0	0	0	0	0	0	1,205
Water Pumping and Treatment	3,270	1,806	0	0	0	0	0	0	0	0	0	5,076
Overheads	2,588	1,517	0	0	0	0	0	0	0	0	0	4,105
Survey, Sampling & Geology	1,744	1,049	0	0	0	0	0	0	0	0	0	2,793
Repairs & Maintenance	1,650	1,260	0	0	0	0	0	0	0	0	0	2,910
Treatment - Met Plant	5,832	3,985	0	0	0	0	0	0	0	0	0	9,817
Rehabilitation	142	95	0	0	0	0	0	0	0	0	0	237
Contractor - Stoping	22,242	15,935	0	0	0	0	0	0	0	0	0	38,178
Contractor - Development	1,370	1,202	0	0	0	0	0	0	0	0	0	2,572
COST	41,333	28,641	0	0	0	0	0	0	0	0	0	69,973

Petrex separates its capital costs from its mining costs and uses separate contracts for each activity. Production development relating to actual stoping has been estimated in the 11-year plan for each shaft. Development headings within the stope area are expensed and included with operating costs. Production capital development meters have been separated and shown under capital in the cash flow calculation by Petrex. In general, capital development includes headings required to access new mining areas and provide the infrastructure to support mining activities in the stopes. Primary capital development includes main haulage ways, declines and other larger openings that require the installation of permanent services such as rail, electrical lines, air lines, water lines, or conveyors (Table 19.4) . Secondary capital development includes smaller headings, cross-cuts and openings that do not require permanent services (Table 19.5) .

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Table 19.4: Primary Capital Development

		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
		Rand / m 3,800		4,265
Cons Modder 14	metres	455	570	570	570	570	570						3,305
Operating Costs:	R000's	819	1,026	1,026	1,026	1,026	1,026						5,949
Cons Modder 9	metres	390	760	720	720	720	720						4,030
Operating Costs:	R000's	702	1,368	1,296	1,296	1,296	1,296						7,254
Cons Modder W u/g	metres	15	210	210									435
Operating Costs:	R000's	30	414	414									857
Grootvlei 6#	metres	120	1,008	480	480	480	480						3,048
Operating Costs:	R000's	236	1,986	946	946	946	946						6,005
Grootvlei 1#	metres	696	260	1,080	1,080	1,080	1,080						5,276
Operating Costs:	R000's	1,253	468	1,944	1,944	1,944	1,944						9,497
Grootvlei 4#	metres	2,220	1,225	1,500	1,500	1,500	1,500	1,500	1,500				12,445
Operating Costs:	R000's	3,996	2,205	2,700	2,700	2,700	2,700	2,700	2,700				22,401
Grootvlei 8#	metres	360	300										660
Operating Costs:	R000's	648	540										1,188
Nigel - Marievale	metres	490	410	480	480	480	480	480					3,300
Operating Costs:	R000's	965	808	946	946	946	946	946					6,501
Total Metres		4,731	4,533	4,830	4,830	4,830	4,830	1,980	1,500				32,064
Total Cost	R000's	8,620	8,400	8,857	8,857	8,857	8,857	3,646	2,700				58,794

Table 19.5: Secondary Capital Development

		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
		Rand / m 1,800		1,970
Cons Modder 14	metres	635	1,035	1,035	1,035	1,035	1,035	1,035	1,035	1,035			8,915
Operating Costs:	R000's	1,143	1,863	1,863	1,863	1,863	1,863	1,863	1,863	1,863			16,047
Cons Modder 9	metres	1,230	785	1,150	1,150	1,150	1,150	1,150	1,150	1,150			10,065
Operating Costs:	R000's	2,214	1,413	2,070	2,070	2,070	2,070	2,070	2,070	2,070			18,117
Cons Modder W u/g	metres	609	470	550									1,629
Operating Costs:	R000's	1,200	926	1,084									3,209
Grootvlei 6#	metres	703	1,120	800	800	800	800	800	800	800	480		7,903
Operating Costs:	R000's	1,385	2,206	1,576	1,576	1,576	1,576	1,576	1,576	1,576	946		15,569
Grootvlei 1#	metres	1,450	1,920	1,650	1,650	1,650	1,650	1,650	1,650	1,650			14,920
Operating Costs:	R000's	2,610	3,456	2,970	2,970	2,970	2,970	2,970	2,970	2,970			26,856
Grootvlei 4#	metres	2,580	3,230	2,400	2,400	2,400	2,400	2,400	2,400	2,400	800		23,410
Operating Costs:	R000's	4,644	5,814	4,320	4,320	4,320	4,320	4,320	4,320	4,320			40,698
Grootvlei 8#	metres	590	550										1,140
Operating Costs:	R000's	1,062	990										2,052
Nigel - Marievale	metres	765	935	950	950	950	950	950	950	950			8,350
Operating Costs:	R000's	1,507	1,842	1,872	1,872	1,872	1,872	1,872	1,872	1,872			16,450
Total Metres		7,953	9,575	7,985	7,985	7,985	7,985	7,985	7,985	7,985	1,280		74,703
Total Cost	R000's	14,565	17,584	14,671	14,671	14,671	14,671	14,671	14,671	14,671	946		135,788

The cost per meter planned in Table 19.5 above is ZAR 1,800/m, for 9 & 14 Shafts and ZAR1 970/m for Marievale, West Pit UG & 6 Shafts.

The projection of sustaining capital in the Management Plan is in part based on certain expansion requirements and provisioning on a percentage of operating cost basis. Certain key items, in particular those associated with the underground operations will require periodic replacement. Petrex has provided for replacement of underground equipment in the Management Plan and those estimates are included in Table 19.6 within the line item Underground-Capital Development & Equipping, as are the totals from Tables 19.4 and 19.5. Also included in Table 19.6 are capital spending estimates for tailing dam expansions, replacement equipment in the processing plant, a water treatment plant and water diversion projects.

Table 19.6: Sustaining Capital in 11 Year Plan

Sustaining Capital	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL

Underground - Capital Development & Equipping	28,575	31,119	38,170	27,601	22,808	18,186	16,502	15,452	15,452	14,952	5,234	234,050
Metallurgical Plant	1,058	1,053	930	994	991	1,027	1,013	855	855	822	771	10,369
Biosure Water Treatment	15,000	0	0	0	0	0	0	0	0	0	0	15,000
River Diversion - West Pit Area	3,000	0	0	0	0	0	0	0	0	0	0	3,000
Sundry	1,183	840	840	840	840	840	840	840	840	840	840	9,583
	48,816	33,012	39,939	29,435	24,639	20,053	18,355	17,147	17,147	16,614	6,845	272,002

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19.3       Mineral Processing

The plant has been expanded to a capacity of 195,000tpm consisting of the existing “A” circuit at 155,000tpm and the new “B“ circuit at 30,000tpm. Underground ore from eight shafts (Grootvlei, Cons Modder and Nigel) provides approximately 80,000 –100,000tpm and the balance will be contributed from surface clean-up operations. The “B” circuit for friable ore, fines, sand and secondary milling (30,000tpm) was completed in August 2002.

Principal ore sources are from underground mining operations that exploit the Black, Kimberley and Main reefs in the East Rand gold field of the Witwatersrand Basin. Surface accumulations including waste and plant clean up material are also processed. Approximately 7,000tpm of ore is toll treated on behalf of third parties.

The Black Reef tends to be preg robbing due to the presence of graphite, whilst the Kimberley and Main reefs are generally non-refractory. The metallurgical behavior of surface sources can be quite variable. Generally however, the ores are amenable to carbon in pulp (CIP) or carbon in leach (CIL) processing.

19.3.1          Processing Facilities

Petrex’s mineral processing facilities are centralized at the Grootvlei metallurgical complex, situated adjacent to the Grootvlei Number 4 shaft. Current facilities comprise the A-Plant that treats Petrex ore and the G-Plant where third party ore is toll treated. The B-Plant extension to treat fine material is presently set up as a second stage grinding circuit, where fines are screened at the “A Circuit” and pumped to the “B Circuit” for further grinding. This greatly increased the efficiencies of the A mills, as they are allowed to produce a coarser product.

A small CIP plant at Springs Dagga 1 Shaft with a capacity of 40,000tpm was closed in November 2001. Equipment from this plant has bee used to help expand the main Petrex plant, and for support facilities at some of the shafts.

The processing plant utilizes Knelson gravity concentration technology in the mill section to recover coarse gold. Lock up of gold in the plant is reduced by processing cyclone underflow streams through the Knelson concentrator. An estimated 12 to 15% of gravity gold is recovered by the Knelson.

19.3.1.1     A-Plant

The A, or main, plant is designed to treat 155,000tpm of ore originating from various sources, including underground, surface and vamping operations. The various feed sources are hauled and delivered via public roads and dumped onto the apron, where it is sampled and then mixed to provide a more homogeneous feed to the Mill. The ore is transported from the apron to the mill feed silo via underground feeders and conveyors. Ore from Grootvlei Number 4 shaft is delivered directly to the mill feed silo by conveyor belt.

Ore from the various sources is sampled and then blended on the receiving apron to achieve consistent feed characteristics, and then combined with Grootvlei Number 4 shaft

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ore on the main conveyor belt where it goes to a single mill feed silo ahead of the two 16ft x 35ft semi autogeneous mills. The milling circuit is closed via hydrocyclones and a portion of the cyclone underflow reports to the Knelson centrifugal gravity concentrators. Approximately 12 to 15% of the feed gold is recovered by the Knelson, which reduces the load on the downstream leach and adsorption circuits and results in improved overall recovery. Milled product is thickened in one eighteen meter diameter high rate thickener with three smaller thickeners as operational standby units. The ore from the thickener is split into two lines of agitated leach vessels (three in one line and four in the other) which each feed an additional leach tank fitted with Filblast reactors. Oxygen is introduced to these high shear reactors, which enhance leach kinetics and results in dissolution of 70 to 75% of the recoverable gold. The ore is then combined again and passes through five additional leach tanks. From there the leached pulp is pumped into an eight-stage Carbon In Pulp (“CIP”) circuit where further dissolution and adsorption on the activated carbon occurs. Residue is discharged to the slimes dams after it leaves the CIP circuit and the carbon has been screened out.

Loaded carbon is acid treated and then eluted in a high pressure Zadra elution circuit operating in closed circuit with the electrowinning cells. Cathode sludge is pressure filtered, calcined and smelted in an arc furnace, with the dorè being dispatched to the Rand Refinery. The eluted carbon is thermally reactivated in an electrically fired rotary kiln before being recycled to the adsorption circuits. Fine carbon from the process is recovered and sold to Rand Refinery where gold is recovered in the by-product section.

Gravity concentrates from the Knelson concentrator are screened and then upgraded on a Gemini table located in the refinery. The table concentrates are acid treated and then smelted in an induction furnace. Gemini tails are sent to Rand Refinery for by-product gold recovery.

In recent years, the A-Plant has achieved relatively low utilization largely because maximum throughput was not required. Currently 90% utilization is being achieved. On this basis, A-Plant is achieving an operational capacity of approximately 155,000tpm.

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Figure 19.1: A Plant flow sheet

19.3.1.2     G-Plant

G-Plant incorporates the 12ft x 16ft fully autogenous RoM mill (“FAG mill”) that was initially used in the development of run-of-mine milling at Grootvlei. The mill operates in closed circuit with a hydrocyclone, with cyclone overflow reporting to a 7m high rate thickener. Thickener underflow is pumped to the A-Plant where it joins the high rate thickener underflow ahead of the leach circuit (Figure 19.2) .

Ore is received at the receiving apron, mixed for milling if needed and then milled in the single FAG mill. The plant can mill 10,000 to 12,000tpm, depending on the ore characteristics. The milled ore is thickened and the thickened product combined with the A plant leach feed.

The most important aspect of the design and operation of the plant is the need for accurate gold accounting, from mass delivered to gold allocated to the client. The process flow, sampling procedure and equipment, accounting procedures and standards

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are all designed to ensure fair allocation of gold. A more detailed description of the sampling will be given in the metallurgical accounting section.

Figure 19.2: G Plant flow sheet.

19.3.1.3     B-Plant

B-Plant is currently running as a secondary grinding circuit. A simplified process flow diagram of the B-Plant expansion is shown in Figure 19.3. Fines are screened at the “A” circuit and pumped to the “B” circuit for further milling which operate in closed circuit with hydrocyclones. Cyclone overflow reports to a high rate thickener. The overflow is thickened and the thickened product combined with the A plant leach feed. The B-Plant can also be set up as a primary sand milling circuit where ore received at the apron can be conveyed directly to one or all three of the 10ft x 15ft ball mills. These optional uses of the B-Plant allow high plant efficiencies to be maintained regardless of the feed mix.

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Figure 19.3: B Plant expansion flow sheet. – As a stand alone plant

19.3.2           Plant Maintenance and Condition

Petrex operate a predictive maintenance program in which the maintenance of major equipment is scheduled on the basis of running hours. Routine oil quality and vibration analysis is also undertaken to monitor the condition of major equipment.

Critical spares such as mill motor and drive components are not held in stock. Reliance is rather made on condition monitoring to initiate an order on such long delivery items. Premature failure represents a risk but one that is considered to be relatively low. The upgrades made to the process facilities during 2003 and 2004 have virtually eliminated the frequent upset conditions (extreme spillage) that previously existed. This has resulted in a plant that is much easier to maintain.

19.3.3           Process Performance

Selected monthly average operating statistics are summarized in Table 19.7.

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Table 19.7: Selected Grootvlei Plant Operating Statistics

	Unit	2002 Jan -Dec	2003 Jan -Dec	2004 Jan -Dec
Mill Feed	tpm	143,378	160,972	163,776
Sampled Head Grade	g/t	3.51	2.94	2.82
Calculated Head Grade	g/t	2.99	2.79	2.71
Sampled Residue Grade	g/t	0.38	0.38	0.23
Calculated Residue Grade	g/t	0.35	0.30	0.27
Gold Call (1)	kg	454	424	418
	g/t	3.17	2.64	2.55
Gold Recovered	kg	373	388	406
	g/t	2.60	2.41	2.48
Unaccounted Gain/ (Loss)	kg	-81	-36	-12
	g/t	-0.56	-0.22	-0.07
Accountability (2)%		82.2%	91.5%	97.2%
Recovery (3)%		87.1%	86.3%	91.7%
(1): Via bottle roll and apron samples
(2): Accountability = 100*(Gold Recovered/ Gold Call)
(3): Recovery = 100*(Gold Recovered/(Gold Recovered + Sampled Residue))

It is observed that the mill feed has been consistently below the capacity of the combined A-Plant and G-Plant. It is understood that this was due to ore supply constraints rather than processing constraints. With the successful completion of the B-Plant expansion, the projected 11-year plan throughput should be achievable.

19.3.4           Sampling, Analysis and Gold Accounting

Petrex continuously monitors the overall accountability of the actual gold recovered versus the expected gold from tonnage estimates, sampling and metallurgical analysis. There has been an improvement in accountability in recent years. The general sampling, mass measurements and volume measurement throughout the plant are of acceptable standards to ensure reliable accounting data.

19.3.5           Security

Petrex employs a contract security firm. General access to the Petrex plant area is via the main gate, which is permanently manned by security personnel. Within this area, the plant is double fenced with its own access control. An access control system is used to authorize the entry of employees, regular contractors and visitors. Employees are obliged to undergo a polygraph test every six months and failure of the test could lead to dismissal. Random physical searches are conducted on leaving the plant.

Video cameras are installed in critical areas and images are reportedly relayed for observation and recording to a security control centre. Increased use of both overt and covert security cameras is planned. Two alarm systems protect the smelthouse after hours.

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Gold security on the Petrex complex is regarded as high priority by metallurgical management. The security system relies largely on procedural compliance and the author gained the impression that strict security procedures are enforced. Security systems have been regularly upgraded and improved and this is considered to be important in an environment where there is an extremely high unemployment rate and theft is known to be prevalent.

19.3.6           Projects and Capital Expenditure

Capital projects envisaged in the next five years are summarized in the sustaining capital and Long term Capital. All major capital was approved and additional plant modifications for improving plant operational efficiencies are in the process of being finalized.

19.3.7           CIP plant

The leached pulp is gravitated to the 8-stage Carbon In Pulp (CIP) section. The 1:1 aspect ratio tanks of 400m3 are equipped with mechanical agitators and two sets of NKM screens each. High activity 6 x 12# carbon is used with inter-stage carbon transfers done using recessed impeller carbon transfer pumps. Six tons of loaded carbon is transferred per day.

Using a CIP simulator the result at 4g/t head grade and 160,000tpm indicate a 7tpd carbon transfer at 3,000g/t loaded carbon grade at 15g/l carbon concentration. Gold lock up is estimated at 33kg and carbon inventory at 45.3t with a 6.47 day residence time. Estimated gold in solution is 0.005g/l.

The Petrex costs differ in that the Apron delivery section is allocated totally to the Plant operating costs, and that a major upgrading program is underway. This is reflected in the budget.

19.3.8           Plant Value

The current value of the plant if it has to be replaced new is estimated at ZAR 170 million at ZAR 70/tonne/annum. The scrap value is estimated at ZAR 5 million. A budget quote for the breaking up and complete rehabilitation of the plant excluding the slimes dam area is ZAR 5.7 million and it includes passing on the ownership of the scrap to the contractor.

19.3.9           Gold Lock up

The lock up of gold in the mills at the low feed grade is estimated at 25kg per large mill and 7kg per small mill, totaling 78kg. Lock up in the plant is very difficult to estimate as no study was made of past clean up operations or tons and grades treated since start up. A conservative estimate is that approximately another 40kg could be recovered from plant foundations and the smelt house foundations giving a total of 118kg gold locked up. At the current gold price the value of the lock up will be ZAR 11.6 million. Previous studies indicate that typical values for a plant of this age and production throughput, could have a lock-up of kilograms declared over life of operations of 70kg. It then follows that at a production cost of say ZAR 60/t and tonnage of 10,000t of concrete and others to remove the gold requires an operating cost provision of ZAR 600,000. Sales revenue of ZAR 105,000/kg times 70kg would be ZAR 7,350,000, rendering a profit of

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sales of gold retrieved of ZAR 6,750,000. This sum could then be used to partially cover the monies required to complete the rehabilitation work.

19.4         Tailings

19.4.1           Petrex Tailings Dam 1, 2 and 3

Petrex currently utilizes three tailings dams, Dams 1, 2 & 3. Currently two facilitates are used in the deposition of gold residue from the gold plant namely, Dam 2 & Dam 3. All three gold tailings facilities originally comprised of unlined impoundments, where slimes were deposited using the ring-dyke method, with specific limitations governed mainly by rate of rise (“RoR”). The existing facilities are described as follows:

Dam 1 has no designed underdrains and is used for the deposition of red ferrous oxide slurry from the Grootvlei 3 shaft - HDS plant. The red oxide slurry is deposited into a series of slurry ponds on the top surface of the dam. The slurry ponds are situated in the centre of the uppermost level area of Dam 1. Each of these unlined red slurry ponds is constructed from tailings material. Capacity of these paddocks is being maintained through the construction of 30m wide tailing paddocks around red oxide impoundments. These tailings paddocks are being deposited with slurry from the Petrex process plant at a rate of 15,000tpm. This deposition will continue until 2010 and will raise the red oxide HDS impoundment walls by 100% (5m). There is also the added advantage of reducing the tonnages placed on Dam 2 and Dam 3, thus increasing their life. The supernatant water from the red oxide is decanted through penstocks and released into the Blesbokspruit, (local river) near 3 shaft . The supernatant water from the paddocks is decanted and flows to either evaporation ponds or back to the process plant

Dams 2 & 3 are currently being used to accommodate all tailings arising from the process plant. The current surface area of Dam 2 is about 50ha & Dam 3 is about 46ha. The phreatic surfaces reported in the dams are normal for tonnage being deposited on to the dams. Dam 2 does not have a designed under-drainage system. Dam 3 does have designed under drains and can therefore accommodate a much higher rate of rise. The current tonnage being pumped to the dams is in the order of 80,000tpm each. This is 12% lower than the recommended rate of 90,000tpm each.

Dam 3 was originally decommissioned in 1991, when the production was reduced at the process plant and when the vertical alignment of the penstock rings became problematic. Petrex has completed the work required to re-align the penstock rings, and the dam was re-commissioned in September 2002.

The current disposal facilities are operated and managed by Fraser Alexander Tailings, whose principal responsibilities as the operating contractor relate to managing the deposition of red oxide slurry and tailings at each facility. In certain instances, ongoing remedial engineering work, design and construction of extensions and new facilities are required. This is also undertaken by Fraser Alexander Tailings at additional cost to Petrex. SRK had recommended that piezometer upgrading along critical sections be implemented, and this work is now almost complete. The present LoM plan requires a total placement capacity of approximately 20.7Mt, over the next 11 years.

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19.4.2           Pipe column to slimes dam

The slime delivery pipeline to the slimes dam has been upgraded and a new pipe column has been installed next to the original one. This has been done to ensure quick change over when one of the pipe columns burst to ensure the least amount of downtime in the plant. The pipe column is also patrolled 24hrs a day to ensure response time to leak’s as short as possible.

19.4.3            Return water dam

The return water dam has been upgraded to accommodate the higher volume of return water to the plant. A new dam has been constructed to increase the holding capacity in case of a major storm event. The level of water in the dam is kept to a minimum, this is done with level indication situated at the plant control room which is under 24hr supervision. Plant personnel stop and start return water pumps as the level indicates higher or lower.

19.4.4           Disposal strategy for the Life of Mine

Dam 3 has been re-commissioned in late September 2002.

To accommodate the tailings production at 180,000tpm till 2015, no additional tailings facilities are envisaged. The current areas on Dam 1 (till 2010) and Dam 2 + Dam 3 will be sufficient.

The tonnage distribution plan is as follows:

•	Dam 1	2005 to 2010	15,000 tpm

•	Dam 2	2005 to 2010	82,500 tpm	Maximum Rate of Rise in 2010 is 1.4m/yr

•	Dam 3	2005 to 2010	82,500 tpm	Maximum Rate of Rise in 2010 is 1.4m/yr

•	Dam 2	2010 to 2015	90,000 tpm	Maximum Rate of Rise in 2015 is 1.8m/yr

•	Dam 3	2010 to 2015	90,000 tpm	Maximum Rate of Rise in 2015 is 1.8m/yr

Although the maximum rate of rise in 2015 is greater than that previously stated as acceptable by SRK, the appointed consultant Fraser Alexander Tailings assessed the complex in January 2005 and has accepted this on the basis that the slurry densities pumped to the deposition dams will remain at 1.45t/m 3 where the industry norm is 1.35t/m 3. This results in less water in the slurry and allows for faster consolidation of the tailings control berms.

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Table 19.8: Financial Provision for Tailings Dams Activity

Budget cost estimate ZAR ‘000 Capital Expense
Dam 2 - step in for 2005	650
Dam 2 - step in for 2011	800
Dam 3 - step in for 2009 Dam 3 - step in for 2014	750 800
Detailed applicable survey and corresponding stage capacity curves for Dams 2, 3	45
New penstock on Dam 2 in 2008	850

Ongoing monitoring to DME requirements.	Included elsewhere
Upgrading return water facilities to DWAF acceptable standards (extra dam, pumping and pipelines, but excl electrical requirements.)	2,000
Total capital over next 10 years	5,895

19.5         Environmental Management and Permitting

19.5.1           Introduction

Significant progress was made with environmental management and permitting at the Petrex operations since 2002. The regulators approved all Environmental Management Programme Reports for underground and surface mining operations. The Grootvlei water discharge license was approved and implemented.

The appointment of an Environmental Manager and Environmental Officer at Petrex has resulted in improved management and focus on environmental legislation and related issues. The environmental team is responsible for ensuring environmental compliance, negotiations with stakeholders, liaising with site personnel, managing the monitoring contracts and reporting to both the management team and the regulators.

Petrex has an environmental policy in place that is in line with similar mining operations. The tailings dams adjacent to the metallurgical plant have sufficient capacity for the current LoM of the Petrex operations. The tailings dams are professionally operated to minimize long-term liabilities.

Waste rock dumps at the underground shafts and overburden and topsoil stockpiles at the open pits have low acid-generating capacity and are not considered to have a significant pollution potential. The waste rock stockpiles at the shafts are sold to a third party and does not form part of the Petrex long-term environmental liabilities. Some of the

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overburden stockpiles at the open pit operations were sold to third parties for reprocessing and therefore do not represent a long-term liability. A contract has been signed with Pamodzi, a Black Economic Empowerment company, for the evaluation and potential re-opening of open pit mining operations. This has the potential to significantly reduce the Petrex long-term liabilities for the open pit operations.

The surface mining operations are located in close proximity to residential and industrial areas. Concerns regarding noise, dust and the impact of blasting raised by communities surrounding the opencast operations have been actively addressed since 2002. Permanent monitoring stations were installed in the communities to monitor the impact of mining. The results of the monitoring program are used to augment and improve existing environmental management measures as well as to show improvements achieved and compliance as a result of improved environmental management. Monitoring information and feedback regarding mining operations are given on a monthly basis to community representatives. Regular meetings are held with community forums, regulators and other interested parties regarding progress made with minimizing the impact of opencast mining. Petrex has initiated a number of community-based projects to enhance living standards of communities around the pits. These projects as well as on-going interaction have resulted in an improved relationship between the mine and the communities. The environmental team will focus in the short to medium term on reducing water seepage to the underground workings, developing and implementing sustainable mine water treatment projects, converting the existing Environmental Management Programmes according to the transitional requirements of the MPRDA and implementing an Environmental Management System at the mining operations.

19.5.2           Petrex strategic water management plan

The most significant environmental issue that Petrex is addressing is the discharge of extraneous mine water from Grootvlei No 3 shaft. On average between 60 to 75Ml/d of mine water is pumped from underground, treated at a high-density separation plant and discharged to secure the continuation of underground mining activities.

Negotiations with regulators and interested and affected parties to implement the strategic water management plan for the East Rand mining basin are in progress. A feasibility study undertaken by Petrex and submitted to the regulators during 2003 found that the installation of a previously proposed canal system in the Blesbokspruit is not the most effective way of reducing surface water ingress. The feasibility study was based on the geology, hydrogeology, extent of mining, pumping history, water recharge mechanisms, ingress seasonality, aerial photography of the catchment, an alluvium survey, surface and underground flow measurements, isotope and water quality analysis and conceptual modelling of the hydrogeology of the area. Six specific areas of surface ingress were identified. Remediation measures were developed for each ingress area to reduce the volume of water that seeps to the underground mining basin.

The regulators support the alternatives proposed.

Projects to reduce ingress at the points identified are being developed by Petrex. The first project, a river diversion in the vicinity of the West Pit open pit complex, will be implemented during the dry season of 2005, assuming permits for this work will be

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received in time. It is anticipated that the volume of water that is pumped and discharged from Petrex will be reduced by 10Ml/d through the implementation of the river diversion. The long-term volume of underground seepage is expected to decrease by between 40 and 50% through the implementation of the six projects identified. This reduction will have a significant positive impact on the long-term volume of water that must be pumped and treated by Petrex.

The alternative projects proposed are expected to result in a significant saving in capital expenses that Petrex have committed to reduce surface water ingress. In 2002 it was reported that Petrex has committed ZAR 39 million towards this project. The estimated cost to implement the alternatives proposed is between ZAR 26 and ZAR 32 million, and State funds may be available for projects of this type.

Petrex has further developed measures to improve water handling at its operations. This includes clean and dirty water separation in the underground workings to reduce the volume of dirty water that reports to the No 3 dewatering shaft; optimizing recycling of mine and process water and the metallurgical plant and improved containment of dirty water.

In terms of mine water desalination, Petrex has successfully negotiated with the regulators to remove only the salts that are added during mining. The motivation for these negotiations was based on the findings of a feasibility study to treat 10Ml/d of mine water by September 2005, which was submitted by Petrex to DWAF in September 2003. This can be achieved through partial desalination, and eliminates the necessity of costly full desalination. Petrex has implemented a strategy to undertake partial desalination of 10Ml/d of mine water by September 2005. The biological sulphate removal treatment technology, was developed in South Africa and makes use of two waste products (mine effluent and sewage sludge) to produce water of an acceptable quality. The regulators support this innovative treatment technology. The biological sulphate removal treatment process (“Biosure”) will effectively reduce sulphate concentrations from approximately 1400mg/l to less than 250mg/l. Metals will also be effectively removed during the Biosure process. The capital estimate for the project amounts to ZAR 15 million, a cost saving of some ZAR 25 million from the original full desalination requirements. The annual operating expense estimate for the Biosure treatment project will amount to ZAR 2.1 million per annum, which is considerably less than full desalination (approximately ZAR 18 million per annum).

Petrex must submit a plan to treat the total volume of water pumped from underground to the regulators by September 2005. If surface water is effectively prevented from entering the underground basin, it is anticipated that Petrex will pump approximately 40Ml/d of water per day in the long-term. The preferred solution to mine water treatment is to develop a sustainable catchment-wide integrated water treatment programme, where all stakeholders are involved, contribute financially and benefit from the end product. The integrated solution will include an evaluation of various water treatment technologies, including full desalination. The regulators support this initiative and have offered to facilitate the process. It is anticipated that Petrex will initially participate in this integrated water treatment strategy. However, the mine will gradually withdraw in order to obtain walk-away mine closure.

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The implementation of a sustainable mine water treatment project have the following positive aspects:

•	Petrex can obtain mine closure.

•	The long-term environmental liability associated with mine water treatment will be nil.

•	The underground water levels will be maintained below the decant point, further eliminating Petrex’s long-term liabilities.

•	The project will create sustainable job opportunities and possibly potable water for local communities and HDSA.

Details regarding the expected Petrex financial contribution to the proposed integrated water treatment strategy will be developed as part of the plan to treat the total volume of water discharged by Petrex, to be submitted to the authorities in September 2005. It must however be noted that the contribution that Petrex will make is expected to be significantly lower than the long-term liabilities associated with post closure mine water decant and treatment.

19.5.3           Compliance with environmental management commitments

The environmental audit undertaken by Johan Fourie & Associates during 2002 was recently followed up with a performance assessment audit performed by SRK in 2005. The SRK environmental audit (“SRK audit”) was undertaken in terms of the requirements of the MPRDA. All surface and underground mining operations of Petrex, including Grootvlei, Cons Modder and Nigel, were assessed. The SRK audit found that significant environmental management improvements have taken place since 2002. SRK notes that this has been strongly driven by the environmental management team, but also recognizes that the senior management is more aware of environmental issues. Most notably, the following achievements have been obtained:

•
Petrex has successfully negotiated with the regulators to implement feasible measures to reduce surface water ingress to the underground mine workings. The focus will be on specific areas of ingress identified during 2003. After completing a process of obtaining the relevant permits and licenses, the first of these projects will commence in the dry season of 2005.

•
An agreement has been reached with the regulators with respect to the extent to which underground mine water pumped from the Grootvlei No 3 shaft must be treated prior to discharge. Petrex has implemented a project for a 10Ml/d partial mine water treatment plant which is scheduled to be fully operational by September 2005.

•
An agreement with local communities around the open pit operations has been obtained. This agreement describes how the impact of open pit mining will be minimized, increase the transparency of Petrex’s monitoring programme and has improved the relationship between Petrex and the surrounding interested and affected parties.

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•
Monitoring of blasting, air quality, surface water, soils, aquatic ecology and groundwater is taking place. This information is used to improve environmental management and to demonstrate compliance with South African legislation.

•
A complaints register and response system is in place. A survey has been commissioned to fully identify and quantify Petrex’s areas of responsibility and to accurately calculate the rehabilitation quantum. The results of this survey are due at the end of 2005.

The majority of non-compliances identified during the audit are related to the older approved Environmental Management Programmes (EMP) that are generic in nature and do not address all of the specific requirements of the MPRDA, and are not site specific. These documents were approved between 1996 and 1999. The audit made the following recommendations:

•	There is a need to incorporate formal environmental training in the induction training programme.

•
The existing EMPs must be updated to reflect recent changes in the mining operations and to meet the transitional requirements of the MPRDA. A single EMP, based on EMS principles, that relies on existing procedures/protocols is to be developed.

•	Although improvements in waste management have been implemented, it was recommended that a formal procedure for water handling/disposal be implemented.

•
Sufficient information must be obtained to quantify the long-term impacts of mining on the environment in order to improve and formalise the existing mine closure plans. Specific attention must be given to groundwater contamination associated with the mining activities. The closure plan will be based on the survey of the mine’s areas of responsibility, as discussed above. Closure planning will include stakeholder involvement.

The audit assessed the financial provision in the Rehabilitation Trust Fund to estimate the cost that would be required to cover all closure liabilities. The estimated environmental liability is shown in Table 19.9. Deviations from the numbers reported in 2002 are due to the following:

•
The Petrex liabilities in 2002 excluded rehabilitation of the two operational tailings dams. At that time, a third party had an option to reprocess these tailings dams for gold recovery. This option has subsequently lapsed and the rehabilitation of the tailings dams is therefore included in the numbers presented in Table 19.9.

•
The CMM liabilities reported in 2002 excluded the rehabilitation of the opencast operations. It was assumed that concurrent rehabilitation would result in significant reductions in the long-term liabilities at the pits. Due to spatial restrictions, concurrent rehabilitation could not be undertaken at all of the pits and residual environmental liabilities are therefore included in the current estimates

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provided in Table 19.9. Should Pamodzi exercise its option to re-open mining activities at the open pits, the final closure provision for the pits will be nil.

•
The closure provisions make no allowance for treatment of decant or discharge of mine water post closure. Petrex has committed ZAR 15 million towards the capital cost for if a Biosure plant for the partial treatment of 10Ml/d of mine water during the operational life of mine. The estimated operating cost of this treatment process amounts to ZAR 2.1 million per annum. Petrex received written exemption from DWAF to remove only the salts that are added during its mining operations. It was proposed that the balance of the water pumped be treated through a sustainable integrated catchment wide treatment strategy to which all key stakeholders participate and contribute financially. DWAF supports this proposal and have offered to facilitate the process. Once a sustainable water treatment project is implemented, Petrex will achieve walk-away mine closure and the long-term liabilities for mine water treatment would be nil.

•	The estimated environmental liabilities presented below will be revised once the results of the survey of the Petrex areas of responsibility are completed.

Table 19.9: Estimated Environmental Liability (December 2004)

Description of Liability or Asset	(ZAR million)
Water Treatment Allowance	90.0(1)
Mine Closure Cost Estimate	50.0
Less: Asset Value & Gold Recovery Value	(12.0)
Less: Amount in Rehabilitation Fund	(14.1)
TOTAL	113.9
(1) Includes ZAR 18 million as capital in the 2005 plan.

The ZAR 90 million allowance for long term water treatment provides the estimated funds for Petrex to build water treatment plants for the entire pumping requirement and be able to treat that water to drinking water standards. As stated above, Petrex is actively working with government agencies and other stakeholders in the area to develop an integrated approach that would significantly reduce this amount. This amount will also be reduced by ZAR 18 million during 2005 when the Biosure water treatment plant and water diversion projects are completed. Funding for those projects is provided for in the 2005 budget estimate.

Petrex has allowed for a book provision for closure of ZAR 29.8 million. This includes ZAR 1.0/t of ore mined plus ZAR 1.0/t of ore milled. The contribution will be escalated according to the South African Consumer Price Index or CPIX. The average production from the Petrex operations amounts to 1.3Mt/yr. This translates to an annual contribution of approximately ZAR 2.6 million per year over the remainder of life of mine (approximately 11 years) which supports the current book provision.

At the end of the current mine plan, Petrex estimates it will have ZAR 43.9 million (ZAR 29.8 million book provision + ZAR 14.1 million currently in the fund) in the rehabilitation fund, and an additional value of approximately ZAR 12 million from asset

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sales and gold recovery for a total of ZAR 55.9 million. This is more than sufficient to cover the estimated Mine Closure Cost of ZAR 50 million.

Petrex is confident that the water treatment allowance of ZAR 90 million will be reduced substantially as described above, but the new estimates for this amount are not yet available. Bema will continue to book this liability until reliable new estimates are available. Petrex is only showing ZAR 18 million capital cost in the current LoM budgets related to this issue. Petrex has also included the operating costs of the Biosure treatment plant in the LoM estimates.

The two factors that can have the most significant influence on the final environmental liability are long term water treatment responsibilities and third party interest in surface mining. Both of these liabilities have the potential to be reduced significantly.

19.5.4           On-going rehabilitation projects

Petrex has undertaken a number of rehabilitation projects since 2002 as part of its commitment to sound environmental management. These include:

•	The closure and final rehabilitation of 7 incline shafts in the Nigel Mineral Rights Area.

•	Closure and final rehabilitation of two old reduction works in the Nigel Mineral Rights Area.

•	Removal and final rehabilitation of a small tailings dam in the Nigel Mineral Rights Area.

•	The cost of closure of the above-mentioned areas amounted to ZAR 4 million. Nigel is in the process of applying for closure certificates from the relevant regulators for this rehabilitation work.

•	The backfilling and final rehabilitation of the Marievale 4 open pit (approximately 120,000m3 ) in the Nigel Mineral Rights Area at a cost of ZAR 2 million.

•
The backfilling of West Pit 2 in the Cons Modder Mineral Rights Area. A void space of approximately 3 million cubic meters was backfilled. Final rehabilitation of this pit will be undertaken as part of the closure of the West Pit complex.

•
Removal of a tailings spill along the residue pipeline at the operational tailings dams. Contaminated soil was excavated and disposed of on the tailings dams. The area was top-soiled and vegetated at a cost of ZAR 0.3 million. Local disadvantaged people were employed during this rehabilitation process.

19.5.5           Gustavson Comments

Gustavson has reviewed the conclusions drawn in the SRK Consulting January 2005 Environmental Audit, as well as Petrex’s responses. Petrex has identified the areas concerning environmental compliance and is aggressively addressing the issues. It is Gustavson’s opinion that Petrex is taking a pro-active position on the outstanding issues and is pursuing a course of action that will most likely lead to full compliance in the future.

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19.6         Economic Analysis

Petrex has prepared a 11-year mine plan based on the Mineral Reserve base through at least the end of 2008, and the large Measured and Indicated Mineral Resource base through 2015, combining the underground and surface mining operations to utilize to the greatest extent possible the available gold plant treatment capacity, which consists of continual exploitation of underground resources from eight shafts in three sections i.e. Grootvlei Section (6, 4, 1 and 8 (until 2006) shafts), Cons Modder Section (14, 9 and West Pit U/G shafts) and the Nigel Section (Marievale 2 shaft) and the surface clean-up operations. The plan utilizes the maximum underground production recognizing the limited surface resources that have been delineated to-date. It is anticipated that the underground production will increase, and production will go up even further if additional surface reserves are outlined. This factorized 11-year plan includes approximately 120,000tpm from underground, and 20,000tpm from the surface operations during 2005, reducing to 12,000tpm for the remaining LOM. The 11-year plan, which totals some 14.3Mt does include a limited component of “Old Gold” from the sweeping of old stopes and “mud pumping”, which declines after the current year. The 11 Year Plan commences January 2005 and ends December 2015 and for modelling purposes the mines are assumed to close when the present mineral reserves run out. The actual timing of the closure will ultimately depend on the success of each operation to replenish mineral reserves. However, many Witwatersrand mines have a history of identifying additional mineral resources and subsequently converting these mineral resources to mineral reserves. As such, capital expenditure profiles call for completion of the underground mine development programs, mine and mill equipment requirements and closure and reclamation costs. Also included in the capital cost estimate are estimated salvage value credits.

19.6.1           Economic Parameters

The 11-year plan uses an average gold price of US$ 425/ounce and an average exchange rate of ZAR 7.36/US$ . Gustavson is of the opinion that the economic modelling parameters used by Petrex in its 11-year Plan are fair and reasonably reflect current metal and financial market trends.

19.6.2           Operating Costs

Operating costs consist of the mining and development costs that are outsourced to various underground contractors paid on an output basis. Power, repair, maintenance and service costs are directly paid by Petrex. Budgeted costs are shown in Section 19.2.

19.6.3           Capital Costs

A capital project at a cost of ZAR 25million is included in 2007 and 2008 for the extension and refurbishment of Marievale 2 shaft. No other major capital projects are planned during the 11 year period. The mine infrastructure currently in place is sufficient to support the planned steady state mining production levels for the period. Capital projects are therefore expected to relate primarily to:

Refurbishment of major plant and equipment;

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•	Slimes dams repair and infrastructure upgrade;

•	Repair and refurbishment of water pumping installations at Grootvlei #3;

•	Waste development (inclined or flat) to access new blocks of ground.

The total capital expenditure is projected to be ZAR 270 million over the 11-year period, half of which relates to capital development. ZAR 15 million is also included in 2005 for the 10Ml/d water treatment facility discussed under point 14 in this report. All capital expenditures are expected to be internally funded. The Capital Expenditure includes details of current known capital expenditure and ongoing expected expenditure during the 11 year period.

19.6.4           Cash Flow Projections

The 11-year plan undiscounted after tax cash flow is US$ 25.7 million and US$ 17.2 million and U.S.$ 11.7million at a discount rate of 5% and 10%, respectively, based on an average gold price of US$ 425/ounce and an average exchange rate of ZAR 7.36 /US$ (Table 19.10) . At an average gold price of US$ 400/ounce and the same exchange rates, the undiscounted after tax cash flow is US$ -4.2 million and US$ -5.1 million and U.S.$ -5.5 million at a discount rate of 5% and 10%, respectively.

Table 19.10: Summary of Petrex 11-year mine plan and cash flow

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
Rand Rate ZAR/US$	6.5	7.0	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.36
Tonnes milled ‘000	1,676	1,595	1,256	1,403	1,402	1,487	1,453	1,081	1,081	999	890	14,323
Ave Recovered grade g/t	3.21	3.46	3.37	3.49	3.24	3.15	3.18	3.45	3.42	3.70	3.10	3.34
Gold produced oz	173,175	177,100	136,199	157,578	146,170	150,510	148,695	119,992	119,027	119,027	88,837	1,536,310
Total Revenue	76,554	71,717	54,391	63,702	59,872	61,717	61,171	49,687	50,587	50,587	37,004	637,098
Total Mining Expenses	46,193	44,400	34,613	38,428	35,858	36,181	34,405	26,908	26,908	26,531	19,219	369,644
Processing Expenses	10,568	9,784	8.087	8.636	8.614	8.921	8,801	7,452	7,452	7,164	6,731	92,210
Water Pumping Expenses	5,199	4,137	3,547	3,547	3,547	3,547	3,547	3,547	3,547	3,547	3,547	41,258
Administrative Expenses	6,895	6.460	6,029	6,029	6,029	6,029	6,029	6,029	6,029	6,029	6,029	67,618
Net Operating Cash Flow	7,699	6,937	2,115	7,063	5,824	7,039	8,389	5,751	6,651	7,315	1,478	66,369
Taxes	0	0	0	0	0	0	0	0	0	0	0	0
Capital Expenses	9,676	5,645	5,325	3,925	3,285	2,674	2,447	2,286	2,286	2,215	913	40,678

Cash Flow available for debt service	(1,977)	1,292	(3,210)	3,138	2,539	4,365	5,942	3,465	4,365	5,100	565	25,691
Note:	All monetary figures in US$’000. Taxes at “0” due to loss carry-forwards.

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19.6.5           Sensitivity Analysis

Sensitivity analyses were conducted using the US$ 425 cashflow model (Table 19.10) and the same model at US$400. Figures 19.4, 19.5 and 19.6 display sensitivity to plus or minus 5% and 10% changes in operating cost, capital cost, the gold price in US$ and the ZAR/US$ exchange rate at a base case gold price of US$ 425 and an average ZAR / US$ exchange rate of 7.36. Discount rates of 0%, 5% and 10% apply to Figures 19.4, 19.5 and 19.6, respectively. Figures 19.7, 19.8 and 19.9 display the same information at a gold price of US$ 400 and average ZAR / US$ exchange rate of 7.36.

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The graphs show that the after tax cashflow is least sensitive to changes in capital cost, while being most sensitive to changes in operating cost. It is also clear that at a gold price of US$ 400/oz, and an average ZAR 7.36/US$ , the operations are not profitable. Petrex reports that for the first two months of 2005, the operations have been cash positive. The current gold price of approximately US$ 430 and the exchange rate at approximately ZAR 6.1/US$ are close to the modeled price of US$ 425 and ZAR 6.2 for January, February and March 2005.

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19.6.6           Gustavson Conclusions and Recommendations

Gustavson considers that the Petrex economic analysis to be a fair representation of the 11 year period covered. The early years are based on detailed mine plans and schedules and Mineral Reserves. The operating costs are based on historical actual costs factored for projected changes in operations over the analysis period. Metallurgical recovery is based on more recent production results that better reflect the recent improvements made to the processing facility. It should be noted that the grade shown in Table 19.10 is the recovered Au grade.

The profitability of the Petrex operations are most sensitive to changes in exchange rate, gold price and operating cost. In the economic model, the affect of the strong Rand is partially offset by Petrex using average ZAR / US$ rates of 6.5 for 2005, 7.0 for 2006 and 7.5 thereafter in the model. At the current exchange rate of less than ZAR 6.1/US$ and the gold price at about US$430, the profitability of the operation would probably be at risk, if it were not for the Bema-reported currency and gold hedges in place. In Gustavson’s opinion, a strong Rand is not a positive factor for the Petrex operations. Petrex is in the process of rationalizing the suite of contractors employed to carry out mining, ore transport and other tasks. New contractors are being brought on, replacing old ones, where significant savings can be achieved and/or mining efficiencies can be gained. Petrex has also recently assumed some of the supervisory, planning, service and support roles previously held by contractors to help assure that required changes can be implemented quickly and efficiently.

Environmental liability costs are included in the economic model. This area is in an ongoing state of flux, as the regulatory regime evolves and Petrex gets a better feel for the liabilities that may face them. Gustavson does not expect liabilities to rise dramatically from the levels now understood.

Gustavson recommends that Bema and Petrex monitor operating cost levels and continue evaluation of the highest grade parts of the mining operations as a backup strategy for the possibility that the ZAR/US$ rate and the gold price will become more unfavorable.

20.0      REFERENCES (ITEM 23)

1.	SRK Consulting, October 2002, An Independent Technical Report On The East Rand Mining Assets Of Petra Mining Limited, South Africa, filed on SEDAR
2.	SRK Consulting, February 2005 Performance Assessment Audit
3.	Smee and Associates, 2003, The Results of an Audit of Super Laboratory Services Pty. Ltd., and SGS Laboratory, with Quality Control Recommendations
4.	Smee and Associates, 2004, The Results of an Audit of Super Laboratory Services Pty. Ltd., and the Petrex Sampling and QC Protocol
5.	Bema Gold Corporation, 2003 Annual Information Form, filed on SEDAR
6.	Camden-Smith, P., 2002. Competent Persons Report.

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21.0      GLOSSARY OF TERMS, ABBREVIATIONS AND UNITS

21.1       GLOSSARY

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (August, 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred and the Reserves have been classified as Proven and Probable based on the Measured and Indicated Resources as defined below (as modified from SRK, 2002).

Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical,

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economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

assay	the chemical analysis of mineral samples to determine the metal content

capital expenditure	all other expenditures not classified as operating costs

composite	combining more than one sample result to give an average result over a larger distance

concentrate	a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

crushing	initial process of reducing ore particle size to render it more amenable for further processing

cutoff grade	the grade of mineralized rock which determines as to whether or not it is economic to recover its gold content by further concentration

desalination	chemical process of removing salt from contaminated water

dilution	waste which is unavoidably mined with ore

dip	angle of inclination of a geological feature/rock from the horizontal

fault	the surface of a fracture along which movement has occurred

flotation
the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

footwall	the underlying side of an orebody or stope

gangue	non-valuable components of the ore

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grade	the measure of concentration of gold within mineralized rock

hangingwall	the overlying side of an orebody or slope

haulage	a horizontal underground excavation which is used to transport mined ore

hydrocyclone	a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

igneous	primary crystalline rock formed by the solidification of magma

kriging	an interpolation method of assigning values from samples to blocks that minimizes the estimation error

lenticular	in the form of elongated lenses

Level	horizontal tunnel the primary purpose of which is the transportation of personnel and materials

lithological	geological description pertaining to different rock types

LoM Plans	Life-of-Mine plans

LRP	Long Range Plan

Material Properties	mine properties

milling	a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral / Mining	a lease area for which mineral rights are held

Lease

Mining Assets	the Material Properties and Significant Exploration Properties

on-going capital	capital estimates of a routine nature which are necessary for sustaining operations

ore reserve	see Mineral Reserve

pillar	rock left behind to help support the excavations in an underground mine

Rand	South African Rand

RoM	Run-of-Mine

sedimentary	pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

shaft	an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

sill	a thin, tabular, horizontal to sub-horizontal body of igneous rock formed

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by the injection of magma into planar zones of weakness

slimes	tailings

smelting
a high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or dorè phase and separated from the gangue components that accumulate in a less dense molten slag phase.

stope	underground void created by mining

stratigraphy	study of stratified rocks in terms of time and space

strike	direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

sulfide	sulfur bearing mineral

tailings	finely ground waste rock from which valuable minerals or metals have been extracted

thickening	process of concentrating solid particles in suspension

total expenditure	all expenditures including those of a operating and capital nature

variogram	statistical representation of the characteristics (usually grade)

21.2       UNITS

mm	millimeter

cm	centimeter

g	grams

g/t	gram per metric tonne – gold concentration

mg/l	milligrams per liter

g/l	grams per liter

ha	Hectare

hrs	hours

Au	gold

k	one thousand units

kg	kilogram

km	kilometer

km2	square kilometer

koz	one thousand fine troy ounces

kt	one thousand metric tonnes

m	meter

m2	square meter – measure of area

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m3	cubic meter – measure of volume

m/s	meter per second

m3/s	cubic meter per second

m/y	meter per year

yr	year

Moz	million troy ounces

Mt	million metric tonnes

Mt/yr	million metric tonnes per annum

Mtpa	million metric tonnes per annum

Ml	megaliter

Ml/d	megaliter per day

mSv/a	milli-Sieverts per annum

kW	kilowatt – one thousand watts

MW	million watts

CFM	cubic feet per minute

cmg/t	centimeter gram per tonne

oz	fine troy ounce equaling 31.10348 grams

t	metric tonne

tpd	tonne per day

tpm	tonne per month

tpa	tonne per annum

t/m3	density measured as metric tonnes per cubic meter

ft	foot – 30.48cm

US$M	million United States Dollars

US$	United States Dollar

US$/oz	United States Dollars per fine troy ounce

US$/t	United States Dollars per tonne

ZAR	South African Rand

ZAR/g	South African Rand per gram

ZAR/kg	South African Rand per kilogram

°	degrees

°C	degrees centigrade

%	percent

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Appendix A

CERTIFICATES & CONSENT LETTERS
OF QUALIFIED PERSONS

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CERTIFICATE AND CONSENT

To Accompany the Technical Report on Mining Assets,
Petrex (Pty) Limited, East Rand District, South Africa

I, William J. Crowl, residing at 8036 S Ammons Street, Littleton, Colorado 80128-5539, USA, do hereby certify that:

1)	I am a Vice President with the firm of Gustavson Associates, LLC (“Gustavson”) with an office at Suite D, 5757 Central Ave, Boulder, Colorado 80301, USA.

2)	I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973;

3)	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy.

4)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the assets of Petrex (Pty) Limited or Bema Gold Corporation.

5)	I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7)	I have had no prior involvement with the assets of Petrex (Pty) Limited. In the past I have worked as a consultant to Bema Gold Corporation on other mining projects.

8)	I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)	Gustavson was retained by Bema Gold Corporation to prepare a Technical Report on the Mining Assets of Petrex (Pty) Limited.

10)	I have visited the subject properties in January 2005.

11)	I was the co-author of the report along with Mr. Brian M. Scott, P.Geo., a Qualified Person and Chief Geologist, Bema Gold Corporation. I was responsible for the preparation of the report and the Qualified Person for the estimation and classification of the December 31, 2004 Mineral Reserves as presented in this report. Mr. Scott was the Qualified Person responsible for the estimation of the December 31, 2004 Mineral Resources, as well as the responsible Qualified Person for the Petrex Exploration Program presented in the report.

12)	I hereby consent to use of this report and our name in the preparation of any documents for submission to any Provincial regulatory authority.

"SEAL"
"William J. Crowl"
Boulder, Colorado, USA	William J. Crowl
March 18, 2005	Vice President, Mining

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CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories
AND TO: Bema Gold Corporation

I, William J Crowl, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report on Mining Assets, Petrex (Pty) Limited, East Rand District, South Africa (the "Technical Report") and any extracts from or a summary of the Technical Report in the Renewal Annual Information Form for the year ended 31 December 2004 (“Annual Information Form”) of Bema Gold Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Bema Gold Corporation contains any misrepresentation of the information contained in the Technical Report.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Bema Gold Corporation on its company website or otherwise, and (c) to all other uses by Bema Gold Corporation of the Technical Report or excerpts thereof in connection with its business.

Dated this 18th day of March 2005.

/s/ William J Crowl

William J Crowl

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CERTIFICATE AND CONSENT

To Accompany the Technical Report on Mining Assets,
Petrex (Pty) Limited, East Rand District, South Africa

I, Brian M. Scott, residing at 62- 1930 Cedar Village Crescent, North Vancouver, British Columbia, Canada V7J 3M5, do hereby certify that:

13)	I am the Chief Geologist for Bema Gold Corporation with an office at Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1, Canada. I have been employed with Bema Gold full time since January 1994.

14)	I am a graduate of Lakehead University, Thunder Bay, Ontario with a Bachelor of Science Degree in Geology (HB.Sc 1985) and have practiced my profession continuously since 1985.

15)	I am a registered Professional Geoscientist in the Province of British Columbia with the Association of Professional Engineers and Geoscientists (License # 19826).

16)	I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

17)	I was the Qualified Person responsible for the Petrex reserves and resources that were reported as of December 31, 2003.

18)	I am a Qualified Person as defined in Section 1.5 of National Instrument 43-101.

19)	I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

20)	I have visited the subject properties several times in the past two years.

21)	I was the co-author of the report along with Mr. Bill Crowl, a Qualified Person and Vice- President of Gustavson Associates. I was responsible for the preparation of the report and the Qualified Person for the estimation and classification of the December 31, 2004 Mineral Resources as presented in this report.

22)	I hereby consent to use of this report and our name in the preparation of any documents for submission to any Provincial regulatory authority.

"SEAL"
"Brian M. Scott"

Vancouver, British Columbia	Brian M. Scott P.Geo
March 18, 2005	“Chief Geologist”

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CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories
AND TO: Bema Gold Corporation

I, Brian M. Scott, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report on Mining Assets, Petrex (Pty) Limited, East Rand District, South Africa (the "Technical Report") and any extracts from or a summary of the Technical Report in the Renewal Annual Information Form for the year ended 31 December 2004 (“Annual Information Form”) of Bema Gold Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above. I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Bema Gold Corporation contains any misrepresentation of the information contained in the Technical Report.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Bema Gold Corporation on its company website or otherwise, and (c) to all other uses by Bema Gold Corporation of the Technical Report or excerpts thereof in connection with its business.

Dated this 18th day of March 2005.

/s/ Brian M. Scott

Brian M. Scott

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Appendix B
ANGLO AMERICAN RESEARCH LABORATORIES
QUALITY CONTROL PROCEDURES

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Appendix C
PETREX MINERAL RESOURCES & RESERVES

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Petrex Resource and Reserve Summary

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Project	Petrex
Company	Petrex Pty. LTD. A Subsidiary of Bema Gold S.A. Ltd.
Data	Reserves and Resources as of December 31, 2004

3/22/2005	Petrex Final Reserves and Resource s March 15 43-101.xls	summary

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Petrex Mineral Reserves

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Reserves

Project:	Petrex South Africa
Company:	Bema Gold Corp
Data:	2005 Reserves
Datasource:	2005Resource0314 from M. Baynes

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t
2W12DE	CB	PB	IA	Yes	122,018	1,420,290	11.64
K2W10G	CB	PB	A	Yes	44,696	178,784	4.00
2W12DB	CB	PB	IA	Yes	25,055	108,488	4.33
7E10D	CB	PB	IA	Yes	22,135	154,945	7.00
2W12DM	CB	PB	IA	Yes	14,007	119,060	8.50
2W12CD	CB	PB	A	Yes	12,946	106,157	8.20
9 E8B	CB	PB	A	Yes	10,266	43,015	4.19
7 E9Q	CB	PB	IA	Yes	9,908	108,790	10.98
B4W10G	CB	PB	A	Yes	9,790	39,943	4.08
K9W12A	CB	PB	IA	Yes	7,551	46,590	6.17
2W12CV	CB	PB	IA	Yes	7,053	150,299	21.31
K2W13BB	CB	PB	A	Yes	6,794	81,596	12.01
2W12CZ	CB	PB	IA	Yes	6,165	82,549	13.39
2W12CM	CB	PB	IA	Yes	5,548	25,021	4.51
7 E8D	CB	PB	IA	Yes	5,425	79,422	14.64
2W12CT	CB	PB	IA	Yes	5,018	106,934	21.31
K9W16AB	CB	PB	IA	Yes	4,316	24,860	5.76
2W12CB	CB	PB	A	Yes	3,699	30,332	8.20
K9W10B	CB	PB	A	Yes	3,699	29,370	7.94
K9W10A	CB	PB	A	Yes	2,621	20,811	7.94
2W12CY	CB	PB	IA	Yes	2,466	33,020	13.39
K2W10D	CB	PB	A	Yes	2,382	10,052	4.22
K2W10B	CB	PB	A	Yes	2,380	10,044	4.22
6E10V	CB	PB	A	Yes	2,313	11,010	4.76
10 E8D	CB	PB	A	Yes	2,028	14,520	7.16
6E10AD	CB	PB	A	Yes	1,864	8,779	4.71
6E10B	CB	PB	A	Yes	1,726	24,337	14.10
6E10G	CB	PB	A	Yes	1,302	8,151	6.26
6E10AF	CB	PB	A	Yes	1,134	11,816	10.42
6E10D	CB	PB	A	Yes	1,095	20,761	18.96
K2W12AJ	CB	PB	A	Yes	986	5,591	5.67
K2W13B	CB	PB	A	Yes	693	3,132	4.52
6E10X	CB	PB	A	Yes	663	6,710	10.12
6E10U	CB	PB	A	Yes	518	3,051	5.89
6E10C	CB	PB	A	Yes	434	2,292	5.28
6E10Q	CB	PB	A	Yes	395	3,002	7.60
6E10N	CB	PB	A	Yes	350	5,114	14.61
6E10Z	CB	PB	A	Yes	313	3,127	9.99
K9W12C	CB	PB	IA	Yes	247	1,225	4.96
K2W12AK	CB	PB	A	Yes	247	1,680	6.80
					352,246	3,144,670	8.93

2W12DD	CB	PR	IA	Yes	57,261	666,518	11.64
2W12DH	CB	PR	IA	Yes	19,713	167,560	8.50
7E10C	CB	PR	IA	Yes	19,605	137,235	7.00
2W12DA	CB	PR	IA	Yes	15,437	66,842	4.33
2W12CK	CB	PR	IA	Yes	9,248	41,708	4.51

3/22/2005 Petrex2005 Reserves March15 2005 block listing .xls Reserves

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

K9W16A	CB	PR	IA	Yes	7,672	44,191	5.76
2W12DK	CB	PR	IA	Yes	7,650	102,434	13.39
2W12CU	CB	PR	IA	Yes	7,595	161,849	21.31
2W12CC	CB	PR	IA	Yes	6,708	55,006	8.20
K2W12AQ	CB	PR	IA	Yes	6,352	50,117	7.89
7 E9R	CB	PR	IA	Yes	6,301	52,802	8.38
K2W12BE	CB	PR	IA	Yes	6,160	73,982	12.01
K9W16AJ	CB	PR	IA	Yes	5,452	26,061	4.78
2W12CL	CB	PR	IA	Yes	4,883	22,022	4.51
2W12CS	CB	PR	IA	Yes	4,118	87,755	21.31
K2W12BG	CB	PR	IA	Yes	3,285	14,323	4.36
7 E8B	CB	PR	IA	Yes	2,922	42,778	14.64
7 E9N	CB	PR	IA	Yes	2,898	42,427	14.64
2W12AN	CB	PR	IA	Yes	2,804	16,880	6.02
K9W16AL	CB	PR	IA	Yes	2,145	10,232	4.77
K9W16AC	CB	PR	IA	Yes	2,133	10,196	4.78
K9W16AG	CB	PR	IA	Yes	1,438	7,161	4.98
K2W12AA	CB	PR	IA	Yes	964	11,578	12.01
K2W12BF	CB	PR	IA	Yes	846	10,160	12.01
K9W16AK	CB	PR	IA	Yes	399	2,430	6.09
					203,989	1,924,247	9.43

M12S15M	CC	PB	A	Yes	15,569	51,222	3.29
M1S12BS	CC	PB	IA	Yes	12,207	52,246	4.28
M6N12A	CC	PB	A	Yes	8,597	38,944	4.53
M6N12B	CC	PB	A	Yes	8,283	28,411	3.43
M3N12G	CC	PB	A	Yes	7,360	28,262	3.84
M12S10F	CC	PB	IA	Yes	6,587	27,468	4.17
M1S12BL	CC	PB	IA	Yes	6,116	27,705	4.53
M12S10C	CC	PB	IA	Yes	4,981	18,878	3.79
M9N10AC	CC	PB	A	Yes	4,542	14,943	3.29
K2AS14B	CC	PB	A	Yes	3,910	15,405	3.94
K4S14D	CC	PB	IA	Yes	3,719	24,694	6.64
K1W15M	CC	PB	A	Yes	3,538	17,584	4.97
4S14D	CC	PB	A	Yes	3,497	23,220	6.64
M12S15S	CC	PB	A	Yes	3,396	16,301	4.80
M12S15D	CC	PB	A	Yes	3,363	19,304	5.74
M9N10AA	CC	PB	A	Yes	3,233	15,260	4.72
M5N12A	CC	PB	A	Yes	3,111	13,564	4.36
K1W15Q	CC	PB	A	Yes	2,795	9,112	3.26
M9N10G	CC	PB	IA	Yes	2,767	10,100	3.65
M9N10Q	CC	PB	IA	Yes	2,678	14,809	5.53
M9N10B	CC	PB	IA	Yes	2,620	13,572	5.18
M9N10A	CC	PB	A	Yes	2,604	13,489	5.18
M12S15L	CC	PB	A	Yes	2,518	12,162	4.83
M9N10AD	CC	PB	A	Yes	2,504	11,118	4.44
M12S15C	CC	PB	A	Yes	2,288	11,715	5.12
M12S15Q	CC	PB	A	Yes	2,176	9,009	4.14
4S14C	CC	PB	A	Yes	2,074	13,771	6.64
M12S15A	CC	PB	A	Yes	2,062	9,980	4.84
M12S15R	CC	PB	A	Yes	1,953	7,695	3.94
4S14B	CC	PB	A	Yes	1,842	11,107	6.03
M12S15B	CC	PB	A	Yes	1,835	8,111	4.42
K4S12F	CC	PB	IA	Yes	1,544	5,929	3.84
K4S12K	CC	PB	IA	Yes	1,480	5,728	3.87

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

K2S14K	CC	PB	IA	Yes	1,354	8,381	6.19
K4S12J	CC	PB	IA	Yes	1,260	4,876	3.87
K2S14J	CC	PB	IA	Yes	1,218	7,539	6.19
K1W15N	CC	PB	A	Yes	606	3,115	5.14
					142,187	624,729	4.39

M5S12BK	CC	PR	IA	Yes	16,522	55,018	3.33
K2S14G	CC	PR	IA	Yes	16,522	75,340	4.56
M12S11D	CC	PR	IA	Yes	16,103	91,304	5.67
M12S12M	CC	PR	IA	Yes	15,569	51,222	3.29
M1S12BF	CC	PR	IA	Yes	13,136	65,549	4.99
M12S10H	CC	PR	IA	Yes	12,942	51,250	3.96
M10N10A	CC	PR	IA	Yes	12,538	69,962	5.58
M12S11E	CC	PR	IA	Yes	11,164	50,908	4.56
M2S12BA	CC	PR	IA	Yes	10,895	41,837	3.84
K2W10AS	CC	PR	IA	Yes	10,196	33,035	3.24
M2S12BP	CC	PR	IA	Yes	9,647	33,957	3.52
K3W10AA	CC	PR	IA	Yes	9,338	37,632	4.03
K1N10A	CC	PR	IA	Yes	9,316	29,904	3.21
K3S14R	CC	PR	IA	Yes	9,147	47,016	5.14
M1S12BR	CC	PR	IA	Yes	8,818	37,741	4.28
M1S12BQ	CC	PR	IA	Yes	8,764	37,510	4.28
K1N10D	CC	PR	IA	Yes	8,631	40,652	4.71
M12S11F	CC	PR	IA	Yes	8,022	36,580	4.56
M5S12BB	CC	PR	IA	Yes	6,853	24,808	3.62
M12S10B	CC	PR	IA	Yes	6,061	22,971	3.79
K2W10AT	CC	PR	IA	Yes	6,031	19,540	3.24
M12S10G	CC	PR	IA	Yes	5,935	24,749	4.17
M12S11A	CC	PR	IA	Yes	5,690	21,281	3.74
M5S12BF	CC	PR	IA	Yes	5,585	33,566	6.01
M5S12BP	CC	PR	IA	Yes	5,534	21,527	3.89
K2S14E	CC	PR	IA	Yes	5,435	20,979	3.86
M9N10P	CC	PR	IA	Yes	5,014	24,769	4.94
M9N10E	CC	PR	IA	Yes	4,954	26,008	5.25
K2W10AB	CC	PR	IA	Yes	4,907	19,677	4.01
M1S12BC	CC	PR	IA	Yes	4,833	25,132	5.20
M5S12BC	CC	PR	IA	Yes	4,809	16,639	3.46
K1N10F	CC	PR	IA	Yes	4,794	18,697	3.90
M12S10P	CC	PR	IA	Yes	4,769	17,264	3.62
K1W10AD	CC	PR	IA	Yes	4,648	19,661	4.23
K1S14AG	CC	PR	IA	Yes	4,487	19,384	4.32
M9N10R	CC	PR	IA	Yes	4,160	23,005	5.53
M10N10L	CC	PR	IA	Yes	3,954	16,290	4.12
M9N10S	CC	PR	IA	Yes	3,829	17,001	4.44
M9N10Y	CC	PR	IA	Yes	3,773	19,620	5.20
M9N10F	CC	PR	IA	Yes	3,652	18,114	4.96
M9N10X	CC	PR	IA	Yes	3,592	20,151	5.61
M1S12BX	CC	PR	IA	Yes	3,558	11,813	3.32
M5S12BA	CC	PR	IA	Yes	3,526	30,782	8.73
M9N10T	CC	PR	IA	Yes	3,428	12,512	3.65
K1N10H	CC	PR	IA	Yes	3,424	16,435	4.80
M12S12S	CC	PR	IA	Yes	3,396	16,301	4.80
M12S12D	CC	PR	IA	Yes	3,363	19,304	5.74
K3W10AB	CC	PR	IA	Yes	3,299	15,571	4.72
K1W10AH	CC	PR	IA	Yes	3,178	10,424	3.28

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

M1S12BG	CC	PR	IA	Yes	3,110	16,981	5.46
M5S12BL	CC	PR	IA	Yes	3,087	11,669	3.78
K2W10AI	CC	PR	IA	Yes	3,014	9,886	3.28
M1S12BK	CC	PR	IA	Yes	2,959	13,404	4.53
M12S10K	CC	PR	IA	Yes	2,898	11,273	3.89
M9N10V	CC	PR	IA	Yes	2,785	12,087	4.34
K2W10AQ	CC	PR	IA	Yes	2,748	22,341	8.13
K1N10E	CC	PR	IA	Yes	2,740	16,029	5.85
M10N10B	CC	PR	IA	Yes	2,527	16,021	6.34
K3S14D	CC	PR	IA	Yes	2,520	10,634	4.22
M12S12L	CC	PR	IA	Yes	2,518	12,162	4.83
M1S12BJ	CC	PR	IA	Yes	2,466	11,171	4.53
M10N10F	CC	PR	IA	Yes	2,399	8,349	3.48
K1S14AD	CC	PR	IA	Yes	2,356	8,482	3.60
M1S12BB	CC	PR	IA	Yes	2,340	12,308	5.26
M1S12BE	CC	PR	IA	Yes	2,328	10,895	4.68
M12S12C	CC	PR	IA	Yes	2,288	11,715	5.12
K4S14C	CC	PR	IA	Yes	2,207	14,654	6.64
M12S12Q	CC	PR	IA	Yes	2,176	9,009	4.14
M1S12BD	CC	PR	IA	Yes	2,133	14,376	6.74
M12S12A	CC	PR	IA	Yes	2,062	9,980	4.84
M5S12BJ	CC	PR	IA	Yes	1,983	9,142	4.61
K4S14PX	CC	PR	IA	Yes	1,978	13,134	6.64
K4S12E	CC	PR	IA	Yes	1,975	7,584	3.84
M12S12R	CC	PR	IA	Yes	1,953	7,695	3.94
K1N10J	CC	PR	IA	Yes	1,952	9,311	4.77
K4S12C	CC	PR	IA	Yes	1,872	7,245	3.87
K3S14E	CC	PR	IA	Yes	1,864	9,096	4.88
K4S14B	CC	PR	IA	Yes	1,842	11,107	6.03
M12S12B	CC	PR	IA	Yes	1,835	8,111	4.42
M9N10L	CC	PR	IA	Yes	1,778	7,343	4.13
K3S14B	CC	PR	IA	Yes	1,650	6,237	3.78
K4S12B	CC	PR	IA	Yes	1,544	5,975	3.87
M10N10H	CC	PR	IA	Yes	1,415	4,641	3.28
M5S12BD	CC	PR	IA	Yes	1,381	4,654	3.37
M10N10C	CC	PR	IA	Yes	1,289	8,172	6.34
K2S14B	CC	PR	IA	Yes	528	2,228	4.22
M1S12BU	CC	PR	IA	Yes	454	1,848	4.07
					428,695	1,897,341	4.43

1 E2A	CW	PB	A	Yes	11,208	539,329	48.12

NEM1	CW	PR	IA	Yes	1,166	6,063	5.20

CK615 C	GA	PB	IA	Yes	54,252	482,843	8.90
K610 R	GA	PB	IA	Yes	45,202	272,116	6.02
K507 F	GA	PB	IA	Yes	19,402	133,292	6.87
K407 E	GA	PB	IA	Yes	18,456	85,451	4.63
K410 B	GA	PB	IA	Yes	15,560	77,956	5.01
CK615 B	GA	PB	IA	Yes	13,563	120,711	8.90
K407 D	GA	PB	IA	Yes	12,791	59,222	4.63
K407 J	GA	PB	IA	Yes	9,351	51,618	5.52
K611 R	GA	PB	IA	Yes	7,137	36,827	5.16

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

K407 B	GA	PB	IA	Yes	3,541	16,395	4.63
K809 C	GA	PB	A	Yes	2,837	17,419	6.14
K608 V	GA	PB	A	Yes	1,795	8,688	4.84
					203,887	1,362,538	6.68

CK615 A	GA	PR	IA	Yes	34,144	303,882	8.90
K610 Q	GA	PR	IA	Yes	14,840	89,337	6.02
K407 A	GA	PR	IA	Yes	12,517	57,954	4.63
K407 G	GA	PR	IA	Yes	10,811	73,407	6.79
K410 A	GA	PR	IA	Yes	9,556	51,889	5.43
K610 H	GA	PR	IA	Yes	9,174	56,879	6.20
K607 M	GA	PR	IA	Yes	8,592	40,296	4.69
K611 Q	GA	PR	IA	Yes	7,576	39,092	5.16
K409 A	GA	PR	IA	Yes	5,327	28,926	5.43
K611 U	GA	PR	IA	Yes	2,693	13,384	4.97
K915 D	GA	PR	IA	Yes	2,367	19,149	8.09
K406 A	GA	PR	IA	Yes	1,820	12,249	6.73
K609 C	GA	PR	IA	Yes	1,726	9,148	5.30
K507 B	GA	PR	IA	Yes	1,529	7,905	5.17
K406 D	GA	PR	IA	Yes	1,480	10,863	7.34
K608 C	GA	PR	IA	Yes	1,381	6,919	5.01
K611 V	GA	PR	IA	Yes	1,211	6,019	4.97
K610 L	GA	PR	A	Yes	1,053	5,265	5.00
K808 N	GA	PR	IA	Yes	880	6,530	7.42
K808 Q	GA	PR	IA	Yes	877	6,358	7.25
K408 B	GA	PR	IA	Yes	841	5,828	6.93
K608 G	GA	PR	IA	Yes	686	5,708	8.32
K814 E	GA	PR	IA	Yes	550	3,069	5.58
CK817 D	GA	PR	IA	Yes	476	2,670	5.61
K607 A	GA	PR	IA	Yes	380	2,379	6.26
					132,487	865,105	6.53

JA41 C	GD	PB	IA	Yes	45,044	423,864	9.41
G39 B	GD	PB	IA	Yes	38,223	408,986	10.70
G39 A	GD	PB	IA	Yes	31,752	339,746	10.70
1215 B	GD	PB	IA	Yes	26,043	235,429	9.04
H37 L	GD	PB	IA	Yes	23,886	104,860	4.39
JA40 A	GD	PB	A	Yes	18,668	158,118	8.47
D26 AD	GD	PB	A	Yes	15,181	86,684	5.71
1403 C	GD	PB	A	Yes	14,384	85,729	5.96
A0910 B	GD	PB	A	Yes	12,951	76,799	5.93
Q20 C	GD	PB	A	Yes	12,697	57,898	4.56
WP25 E	GD	PB	A	Yes	12,577	50,182	3.99
JA41 B	GD	PB	IA	Yes	11,837	111,386	9.41
WP25 K	GD	PB	A	Yes	10,480	41,815	3.99
L36 Z	GD	PB	A	Yes	10,145	45,450	4.48
WP24 D	GD	PB	A	Yes	10,091	58,528	5.80
1014 G	GD	PB	IA	Yes	9,672	55,904	5.78
E26 AC	GD	PB	A	Yes	9,630	39,483	4.10
WQ22 B	GD	PB	A	Yes	8,878	45,011	5.07
M24 E	GD	PB	A	Yes	8,500	40,205	4.73
G23 B	GD	PB	A	Yes	8,463	41,299	4.88
WP24 F	GD	PB	A	Yes	8,409	53,902	6.41

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

1206 B	GD	PB	A	Yes	8,305	38,203	4.60
F23 B	GD	PB	A	Yes	7,847	30,525	3.89
A0906 H	GD	PB	A	Yes	7,558	34,011	4.50
G24 J	GD	PB	A	Yes	7,398	28,852	3.90
1206 X	GD	PB	A	Yes	7,373	37,455	5.08
1206 H	GD	PB	A	Yes	7,267	32,411	4.46
G24 S	GD	PB	A	Yes	7,225	41,472	5.74
Q20 A	GD	PB	A	Yes	6,693	45,512	6.80
CL16 H	GD	PB	A	Yes	6,658	29,229	4.39
1015 H	GD	PB	IA	Yes	6,638	27,083	4.08
JA40 C	GD	PB	A	Yes	6,560	55,563	8.47
1209 D	GD	PB	A	Yes	6,237	27,692	4.44
G38 F	GD	PB	IA	Yes	6,116	42,812	7.00
H24 J	GD	PB	A	Yes	5,997	28,126	4.69
1218 F	GD	PB	A	Yes	5,928	30,944	5.22
F33 G	GD	PB	A	Yes	5,820	22,582	3.88
L56 F	GD	PB	A	Yes	5,770	37,505	6.50
G32 E	GD	PB	A	Yes	5,706	32,353	5.67
L36 A	GD	PB	A	Yes	5,622	55,264	9.83
D26 C	GD	PB	A	Yes	5,613	23,069	4.11
F32 G	GD	PB	A	Yes	5,576	22,137	3.97
CL16 K	GD	PB	A	Yes	5,548	25,576	4.61
Q19 F	GD	PB	A	Yes	5,295	44,425	8.39
P20 G	GD	PB	A	Yes	5,248	25,925	4.94
1216 C	GD	PB	IA	Yes	5,238	37,766	7.21
J32 K	GD	PB	A	Yes	5,095	22,877	4.49
Q19 B	GD	PB	A	Yes	4,991	35,985	7.21
CL16 L	GD	PB	A	Yes	4,989	25,893	5.19
L33 H	GD	PB	A	Yes	4,971	24,358	4.90
1218 D	GD	PB	A	Yes	4,962	25,902	5.22
G23 E	GD	PB	A	Yes	4,952	21,739	4.39
CL18 L	GD	PB	A	Yes	4,947	20,580	4.16
1319 A	GD	PB	A	Yes	4,932	20,418	4.14
P20 H	GD	PB	A	Yes	4,932	27,027	5.48
M19 E	GD	PB	A	Yes	4,883	25,392	5.20
M19 C	GD	PB	A	Yes	4,828	24,912	5.16
H26 P	GD	PB	A	Yes	4,804	19,744	4.11
J40 AJ	GD	PB	A	Yes	4,787	36,812	7.69
WQ21 C	GD	PB	A	Yes	4,784	21,528	4.50
1017 F	GD	PB	IA	Yes	4,722	25,121	5.32
1209 E	GD	PB	A	Yes	4,582	34,640	7.56
1206 AC	GD	PB	A	Yes	4,569	25,861	5.66
JA41 J	GD	PB	IA	Yes	4,562	38,640	8.47
L19 B	GD	PB	A	Yes	4,537	18,556	4.09
L36 F	GD	PB	A	Yes	4,528	23,138	5.11
CK19 K	GD	PB	A	Yes	4,498	35,534	7.90
J40 AB	GD	PB	A	Yes	4,496	31,562	7.02
WN26 B	GD	PB	A	Yes	4,439	24,059	5.42
A0909 D	GD	PB	A	Yes	4,359	25,849	5.93
A1107 B	GD	PB	A	Yes	4,335	20,071	4.63
A0906 R	GD	PB	A	Yes	4,291	20,211	4.71
G33 B	GD	PB	A	Yes	4,276	19,499	4.56
L48 B	GD	PB	A	Yes	4,271	21,526	5.04
CK16 A	GD	PB	A	Yes	4,266	19,026	4.46
G38 B	GD	PB	A	Yes	4,256	22,727	5.34
A1018 C	GD	PB	A	Yes	4,160	19,718	4.74
P20 K	GD	PB	A	Yes	4,148	32,728	7.89

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

WN26 C	GD	PB	A	Yes	4,123	24,738	6.00
J40 AH	GD	PB	A	Yes	4,113	20,113	4.89
1206 R	GD	PB	A	Yes	4,091	16,241	3.97
1206 W	GD	PB	A	Yes	4,049	22,310	5.51
1014 K	GD	PB	IA	Yes	4,033	33,756	8.37
1016 C	GD	PB	IA	Yes	4,002	17,569	4.39
L36 C	GD	PB	A	Yes	3,985	30,963	7.77
J40 J	GD	PB	A	Yes	3,921	20,821	5.31
J60 K	GD	PB	A	Yes	3,916	17,739	4.53
CL16 A	GD	PB	A	Yes	3,847	17,196	4.47
1017 C	GD	PB	A	Yes	3,837	19,338	5.04
J34 O	GD	PB	A	Yes	3,817	16,375	4.29
P20 J	GD	PB	A	Yes	3,793	27,044	7.13
H23 K	GD	PB	A	Yes	3,748	26,011	6.94
J32 J	GD	PB	A	Yes	3,748	16,491	4.40
M24 C	GD	PB	A	Yes	3,746	17,868	4.77
J37 C	GD	PB	A	Yes	3,724	22,083	5.93
K62 C	GD	PB	A	Yes	3,660	18,300	5.00
G23 P	GD	PB	A	Yes	3,650	17,994	4.93
G32 M	GD	PB	A	Yes	3,650	15,695	4.30
G24 AO	GD	PB	A	Yes	3,603	19,204	5.33
1017 A	GD	PB	A	Yes	3,573	16,507	4.62
K62 F	GD	PB	A	Yes	3,541	17,493	4.94
J57 L	GD	PB	A	Yes	3,539	19,181	5.42
N18 E	GD	PB	A	Yes	3,526	33,991	9.64
1314 D	GD	PB	A	Yes	3,504	15,768	4.50
G24 O	GD	PB	A	Yes	3,443	23,722	6.89
A1103 D	GD	PB	A	Yes	3,384	14,923	4.41
A1018 D	GD	PB	A	Yes	3,314	16,007	4.83
G32 C	GD	PB	A	Yes	3,304	18,535	5.61
1314 C	GD	PB	A	Yes	3,265	16,913	5.18
1219 F	GD	PB	A	Yes	3,265	21,647	6.63
D26 A	GD	PB	A	Yes	3,260	25,493	7.82
1206 C	GD	PB	A	Yes	3,159	16,206	5.13
J59 AG	GD	PB	A	Yes	3,152	13,900	4.41
Q19 A	GD	PB	A	Yes	3,132	26,841	8.57
H24 L	GD	PB	A	Yes	3,107	15,286	4.92
G24 M	GD	PB	A	Yes	3,107	15,100	4.86
L33 C	GD	PB	A	Yes	3,073	20,896	6.80
1216 K	GD	PB	A	Yes	3,023	13,845	4.58
J60 F	GD	PB	A	Yes	3,021	18,489	6.12
1403 O	GD	PB	A	Yes	3,021	16,676	5.52
L36 H	GD	PB	A	Yes	3,009	24,584	8.17
J32 O	GD	PB	A	Yes	2,976	13,273	4.46
WQ22 G	GD	PB	A	Yes	2,959	15,446	5.22
G24 BB	GD	PB	A	Yes	2,959	14,588	4.93
G32 S	GD	PB	A	Yes	2,959	11,451	3.87
1206 Q	GD	PB	A	Yes	2,902	13,465	4.64
G23 C	GD	PB	A	Yes	2,870	13,805	4.81
G24 G	GD	PB	A	Yes	2,863	14,057	4.91
H38 F	GD	PB	A	Yes	2,831	17,722	6.26
G23 K	GD	PB	A	Yes	2,774	17,920	6.46
1206 AA	GD	PB	A	Yes	2,737	17,599	6.43
WP24 E	GD	PB	A	Yes	2,713	15,627	5.76
M20 E	GD	PB	A	Yes	2,713	12,019	4.43
K52 H	GD	PB	A	Yes	2,713	24,932	9.19
1216 G	GD	PB	A	Yes	2,681	16,971	6.33

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

N18 K	GD	PB	A	Yes	2,639	15,412	5.84
L59 D	GD	PB	A	Yes	2,629	11,042	4.20
1403 N	GD	PB	A	Yes	2,621	17,246	6.58
L36 Q	GD	PB	A	Yes	2,594	19,247	7.42
K50 E	GD	PB	A	Yes	2,575	13,184	5.12
1314 H	GD	PB	A	Yes	2,547	14,187	5.57
H23 G	GD	PB	A	Yes	2,545	13,132	5.16
F33 D	GD	PB	A	Yes	2,538	10,583	4.17
1314 G	GD	PB	A	Yes	2,523	11,354	4.50
J60 C	GD	PB	A	Yes	2,515	11,921	4.74
J60 A	GD	PB	A	Yes	2,515	11,921	4.74
CL16 J	GD	PB	A	Yes	2,466	10,653	4.32
CL18 O	GD	PB	A	Yes	2,466	24,339	9.87
1216 N	GD	PB	A	Yes	2,454	31,166	12.70
J37 Q	GD	PB	A	Yes	2,451	12,476	5.09
E27 C	GD	PB	A	Yes	2,449	11,804	4.82
1314 E	GD	PB	A	Yes	2,434	11,099	4.56
A0920 B	GD	PB	A	Yes	2,404	10,866	4.52
1216 Q	GD	PB	IA	Yes	2,377	14,405	6.06
WP24 M	GD	PB	A	Yes	2,343	9,278	3.96
A0913 G	GD	PB	A	Yes	2,288	12,195	5.33
1206 K	GD	PB	A	Yes	2,251	8,936	3.97
A0914 M	GD	PB	A	Yes	2,244	10,143	4.52
H23 B	GD	PB	A	Yes	2,239	11,285	5.04
L26 M	GD	PB	A	Yes	2,219	12,626	5.69
1218 B	GD	PB	A	Yes	2,217	10,442	4.71
E26 AB	GD	PB	A	Yes	2,210	23,404	10.59
L26 A	GD	PB	A	Yes	2,200	12,760	5.80
A1108 A	GD	PB	A	Yes	2,192	10,872	4.96
N18 G	GD	PB	A	Yes	2,131	23,739	11.14
1206 V	GD	PB	A	Yes	2,121	13,129	6.19
H26 D	GD	PB	A	Yes	2,111	8,465	4.01
G23 M	GD	PB	A	Yes	2,099	10,705	5.10
J40 AG	GD	PB	A	Yes	2,091	12,546	6.00
E26 C	GD	PB	A	Yes	2,091	11,438	5.47
H26 T	GD	PB	IA	Yes	2,091	8,197	3.92
G18 D	GD	PB	A	Yes	2,042	11,864	5.81
1206 T	GD	PB	A	Yes	2,037	12,609	6.19
E26 AE	GD	PB	A	Yes	2,034	11,126	5.47
1217 D	GD	PB	A	Yes	2,027	11,534	5.69
J41 AD	GD	PB	IA	Yes	2,022	15,590	7.71
J41 AF	GD	PB	IA	Yes	2,022	15,590	7.71
JA40 K	GD	PB	A	Yes	1,995	10,554	5.29
CK16 K	GD	PB	A	Yes	1,975	7,860	3.98
G23 D	GD	PB	A	Yes	1,943	19,041	9.80
G24 AG	GD	PB	A	Yes	1,923	12,826	6.67
A0905 G	GD	PB	A	Yes	1,917	10,409	5.43
F35 C	GD	PB	A	Yes	1,899	15,059	7.93
CL16 B	GD	PB	A	Yes	1,850	7,899	4.27
G24 AH	GD	PB	A	Yes	1,825	11,370	6.23
1206 O	GD	PB	A	Yes	1,785	6,997	3.92
1314 B	GD	PB	A	Yes	1,773	7,216	4.07
1206 U	GD	PB	A	Yes	1,741	7,939	4.56
1216 J	GD	PB	A	Yes	1,726	7,905	4.58
JB41 B	GD	PB	A	Yes	1,711	10,591	6.19
G24 BD	GD	PB	A	Yes	1,702	8,680	5.10
D26 AE	GD	PB	A	Yes	1,652	11,911	7.21

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

H23 C	GD	PB	A	Yes	1,628	7,179	4.41
1216 M	GD	PB	A	Yes	1,623	7,417	4.57
J56 B	GD	PB	A	Yes	1,598	10,179	6.37
K50 A	GD	PB	A	Yes	1,581	11,320	7.16
A0913 C	GD	PB	A	Yes	1,579	6,284	3.98
A0912 C	GD	PB	A	Yes	1,579	6,284	3.98
P20 F	GD	PB	A	Yes	1,578	6,959	4.41
J37 T	GD	PB	A	Yes	1,573	7,126	4.53
J38 H	GD	PB	A	Yes	1,561	9,147	5.86
A0906 M	GD	PB	A	Yes	1,541	8,630	5.60
1217 A	GD	PB	A	Yes	1,531	12,355	8.07
J34 A	GD	PB	A	Yes	1,526	6,577	4.31
K50 F	GD	PB	A	Yes	1,524	7,803	5.12
A0913 E	GD	PB	A	Yes	1,497	9,147	6.11
WP25 X	GD	PB	A	Yes	1,487	9,487	6.38
G24 AZ	GD	PB	A	Yes	1,450	11,586	7.99
G18 A	GD	PB	A	Yes	1,430	8,294	5.80
J37 K	GD	PB	A	Yes	1,411	5,983	4.24
1206 Y	GD	PB	A	Yes	1,411	5,602	3.97
A0920 H	GD	PB	A	Yes	1,404	6,164	4.39
1314 F	GD	PB	A	Yes	1,369	7,502	5.48
J58 Q	GD	PB	A	Yes	1,361	6,968	5.12
H23 Q	GD	PB	A	Yes	1,359	9,146	6.73
WN24 D	GD	PB	A	Yes	1,324	6,858	5.18
D26 D	GD	PB	A	Yes	1,324	11,439	8.64
1314 R	GD	PB	A	Yes	1,307	12,704	9.72
A0906 C	GD	PB	A	Yes	1,300	9,321	7.17
A0906 K	GD	PB	A	Yes	1,282	8,410	6.56
J58 D	GD	PB	A	Yes	1,258	8,970	7.13
F23 E	GD	PB	A	Yes	1,255	10,542	8.40
J26 M	GD	PB	A	Yes	1,243	5,618	4.52
K50 K	GD	PB	A	Yes	1,233	7,398	6.00
A0906 N	GD	PB	A	Yes	1,233	8,360	6.78
1206 G	GD	PB	A	Yes	1,203	5,065	4.21
A0914 B	GD	PB	A	Yes	1,203	7,338	6.10
K50 T	GD	PB	A	Yes	1,198	5,631	4.70
J36 J	GD	PB	A	Yes	1,189	5,148	4.33
M24 F	GD	PB	A	Yes	1,186	9,642	8.13
CM18 D	GD	PB	A	Yes	1,144	8,443	7.38
A0912 E	GD	PB	A	Yes	1,118	4,293	3.84
F35 F	GD	PB	A	Yes	1,115	9,232	8.28
WP24 B	GD	PB	A	Yes	1,085	4,731	4.36
L46 J	GD	PB	A	Yes	1,058	7,649	7.23
H24 O	GD	PB	A	Yes	1,055	4,674	4.43
A0909 G	GD	PB	A	Yes	1,034	6,256	6.05
J59 AE	GD	PB	A	Yes	1,014	5,364	5.29
K52 F	GD	PB	A	Yes	986	7,651	7.76
J40 C	GD	PB	A	Yes	977	10,874	11.13
G24 AV	GD	PB	A	Yes	974	7,850	8.06
J58 F	GD	PB	A	Yes	952	7,235	7.60
L25 A	GD	PB	A	Yes	937	3,804	4.06
G24 AM	GD	PB	A	Yes	927	8,130	8.77
WP24 J	GD	PB	A	Yes	893	6,144	6.88
CL17 G	GD	PB	A	Yes	888	3,898	4.39
CL17 K	GD	PB	A	Yes	888	3,792	4.27
D26 AB	GD	PB	A	Yes	873	9,044	10.36
1206 AB	GD	PB	A	Yes	858	4,856	5.66

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

K55 L	GD	PB	A	Yes	841	6,156	7.32
G24 AY	GD	PB	A	Yes	821	7,734	9.42
J40 E	GD	PB	A	Yes	772	5,165	6.69
J39 P	GD	PB	A	Yes	764	4,974	6.51
J58 L	GD	PB	A	Yes	752	3,429	4.56
1219 A	GD	PB	A	Yes	750	5,400	7.20
E27 B	GD	PB	A	Yes	720	6,473	8.99
1206 E	GD	PB	A	Yes	602	2,450	4.07
CM18 J	GD	PB	A	Yes	592	5,423	9.16
1206 M	GD	PB	A	Yes	584	2,663	4.56
WN20 G	GD	PB	A	Yes	543	2,340	4.31
CK17 O	GD	PB	A	Yes	493	2,115	4.29
A1018 B	GD	PB	A	Yes	493	3,190	6.47
J40 B	GD	PB	A	Yes	483	2,917	6.04
A0914 H	GD	PB	A	Yes	449	3,879	8.64
WN20 B	GD	PB	A	Yes	414	2,935	7.09
JA40 J	GD	PB	A	Yes	409	3,714	9.08
CH16 E	GD	PB	A	Yes	375	6,709	17.89
1206 F	GD	PB	A	Yes	306	1,319	4.31
A0906 F	GD	PB	A	Yes	291	1,414	4.86
J38 L	GD	PB	A	Yes	261	2,018	7.73
CL18 P	GD	PB	A	Yes	247	1,220	4.94
A0906 G	GD	PB	A	Yes	167	1,010	6.05
CH18 K	GD	PB	A	Yes	165	4,574	27.72
					1,056,217	6,551,621	6.20

H40 D	GD	PR	IA	Yes	45,076	422,362	9.37
H41 A	GD	PR	IA	Yes	21,102	198,570	9.41
J39 A	GD	PR	IA	Yes	19,802	118,614	5.99
H40 C	GD	PR	IA	Yes	18,850	151,931	8.06
H39 A	GD	PR	A	Yes	17,348	138,090	7.96
1015 D	GD	PR	IA	Yes	16,385	137,142	8.37
1215 A	GD	PR	IA	Yes	14,729	133,150	9.04
H38 A	GD	PR	A	Yes	14,480	79,350	5.48
J59 AN	GD	PR	IA	Yes	13,494	87,711	6.50
J41 X	GD	PR	IA	Yes	10,688	65,090	6.09
G40 A	GD	PR	IA	Yes	9,124	38,047	4.17
J59 BD	GD	PR	IA	Yes	7,864	51,116	6.50
1017 E	GD	PR	IA	Yes	7,775	41,363	5.32
1015 F	GD	PR	IA	Yes	7,531	63,034	8.37
M24 T	GD	PR	IA	Yes	7,294	30,051	4.12
J59 AL	GD	PR	IA	Yes	6,158	40,027	6.50
J41 T	GD	PR	IA	Yes	5,593	34,900	6.24
JA41 A	GD	PR	IA	Yes	5,548	52,207	9.41
J59 BJ	GD	PR	IA	Yes	5,253	32,148	6.12
1015 L	GD	PR	IA	Yes	5,179	29,935	5.78
L25 S	GD	PR	IA	Yes	4,932	43,106	8.74
H37 D	GD	PR	IA	Yes	4,865	30,455	6.26
J59 BH	GD	PR	IA	Yes	4,804	29,400	6.12
H26 Y	GD	PR	IA	Yes	4,616	33,328	7.22
G38 E	GD	PR	IA	Yes	4,389	30,723	7.00
H39 B	GD	PR	A	Yes	4,219	55,142	13.07
J57 C	GD	PR	IA	Yes	4,200	22,512	5.36
G37 B	GD	PR	IA	Yes	4,185	62,691	14.98
J59 AJ	GD	PR	IA	Yes	4,143	26,930	6.50

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

J41 N	GD	PR	IA	Yes	4,116	18,604	4.52
1216 R	GD	PR	IA	Yes	4,049	25,630	6.33
J41 L	GD	PR	IA	Yes	4,027	18,564	4.61
J41 H	GD	PR	IA	Yes	3,931	18,122	4.61
H37 S	GD	PR	A	Yes	3,891	34,941	8.98
1216 B	GD	PR	IA	Yes	3,889	129,115	33.20
G38 A	GD	PR	A	Yes	3,808	20,335	5.34
1216 P	GD	PR	IA	Yes	3,632	53,027	14.60
1015 E	GD	PR	IA	Yes	3,521	14,366	4.08
J26 B	GD	PR	IA	Yes	3,366	13,834	4.11
1014 F	GD	PR	IA	Yes	3,152	18,219	5.78
J58 H	GD	PR	IA	Yes	2,944	13,130	4.46
J59 AK	GD	PR	IA	Yes	2,893	18,804	6.50
J41 S	GD	PR	IA	Yes	2,787	17,391	6.24
J59 BE	GD	PR	IA	Yes	2,491	16,192	6.50
H37 J	GD	PR	IA	Yes	2,431	17,430	7.17
L25 T	GD	PR	IA	Yes	2,348	13,524	5.76
J26 A	GD	PR	IA	Yes	2,343	20,525	8.76
H24 Q	GD	PR	IA	Yes	1,951	13,384	6.86
J57 H	GD	PR	IA	Yes	1,914	12,977	6.78
1216 A	GD	PR	IA	Yes	1,889	12,524	6.63
H26 U	GD	PR	IA	Yes	1,825	7,154	3.92
H24 Z	GD	PR	IA	Yes	1,800	8,838	4.91
H37 B	GD	PR	IA	Yes	1,711	32,526	19.01
J57 D	GD	PR	IA	Yes	1,546	8,518	5.51
L25 Q	GD	PR	IA	Yes	1,529	8,073	5.28
J26 C	GD	PR	IA	Yes	1,480	7,814	5.28
H24 X	GD	PR	IA	Yes	1,406	10,812	7.69
J26 E	GD	PR	IA	Yes	1,406	8,211	5.84
H24 W	GD	PR	IA	Yes	1,332	10,669	8.01
1015 A	GD	PR	IA	Yes	1,248	10,858	8.70
H24 V	GD	PR	IA	Yes	1,174	11,658	9.93
K58 G	GD	PR	IA	Yes	1,142	7,868	6.89
H37 G	GD	PR	IA	Yes	1,085	6,152	5.67
H24 Y	GD	PR	IA	Yes	1,060	5,480	5.17
1014 A	GD	PR	IA	Yes	1,048	5,995	5.72
1015 S	GD	PR	IA	Yes	1,036	6,516	6.29
J41 AH	GD	PR	IA	Yes	1,026	7,910	7.71
J41 AC	GD	PR	IA	Yes	1,021	7,872	7.71
1016 B	GD	PR	IA	Yes	1,014	5,861	5.78
L25 N	GD	PR	IA	Yes	986	7,464	7.57
JA41 H	GD	PR	IA	Yes	937	7,936	8.47
J41 Z	GD	PR	IA	Yes	875	5,329	6.09
J26 F	GD	PR	IA	Yes	863	3,901	4.52
K59 D	GD	PR	IA	Yes	651	5,358	8.23
K59 F	GD	PR	IA	Yes	641	3,449	5.38
K59 E	GD	PR	IA	Yes	434	3,815	8.79
					395,275	3,015,800	7.63

17A51T	GF	PB	IA	Yes	19,728	99,429	5.04
1777 W	GF	PB	A	Yes	11,837	67,826	5.73
1777 AA	GF	PB	A	Yes	9,511	46,794	4.92
1874 Q	GF	PB	A	Yes	8,976	70,372	7.84
2811 N	GF	PB	A	Yes	8,631	51,786	6.00
1777 AB	GF	PB	A	Yes	8,140	40,049	4.92

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

G1752 C	GF	PB	A	Yes	6,583	63,263	9.61
HG72 AG	GF	PB	IA	Yes	6,510	25,389	3.90
HH68 J	GF	PB	A	Yes	6,403	31,631	4.94
HF74 Q	GF	PB	A	Yes	5,327	28,020	5.26
1259 AG	GF	PB	IA	Yes	5,154	31,285	6.07
1259 BN	GF	PB	IA	Yes	5,031	30,538	6.07
1766 J	GF	PB	A	Yes	4,951	36,489	7.37
HAB71J	GF	PB	A	Yes	4,816	26,247	5.45
17A51K	GF	PB	IA	Yes	4,794	24,162	5.04
G1752 R	GF	PB	A	Yes	4,524	26,058	5.76
1777 A	GF	PB	A	Yes	4,291	19,567	4.56
JAC74B	GF	PB	A	Yes	4,165	40,984	9.84
1561 H	GF	PB	A	Yes	4,126	25,004	6.06
1774 F	GF	PB	A	Yes	3,916	23,770	6.07
1777 L	GF	PB	A	Yes	3,891	26,303	6.76
17I76H	GF	PB	A	Yes	3,452	13,601	3.94
1777 V	GF	PB	A	Yes	3,452	22,749	6.59
HA71 E	GF	PB	A	Yes	3,436	37,796	11.00
JAC74A	GF	PB	A	Yes	3,306	65,062	19.68
HF74 F	GF	PB	A	Yes	3,285	23,915	7.28
17I75K	GF	PB	A	Yes	3,243	22,052	6.80
G1752 G	GF	PB	A	Yes	3,230	20,446	6.33
H1764 F	GF	PB	A	Yes	3,184	13,596	4.27
G1755 E	GF	PB	A	Yes	2,915	46,057	15.80
HG72 L	GF	PB	A	Yes	2,889	15,485	5.36
1766 G	GF	PB	A	Yes	2,874	12,674	4.41
1259 BF	GF	PB	IA	Yes	2,794	31,768	11.37
1359 BN	GF	PB	IA	Yes	2,774	13,260	4.78
17I76E	GF	PB	A	Yes	2,757	16,266	5.90
1777 E	GF	PB	A	Yes	2,742	19,084	6.96
1775 F	GF	PB	A	Yes	2,737	11,441	4.18
1561 C	GF	PB	A	Yes	2,663	10,492	3.94
HC72 G	GF	PB	A	Yes	2,603	20,746	7.97
G1753 D	GF	PB	A	Yes	2,538	10,330	4.07
HC67 B	GF	PB	A	Yes	2,504	12,395	4.95
1777 R	GF	PB	A	Yes	2,481	21,064	8.49
1561 B	GF	PB	A	Yes	2,427	19,125	7.88
17I75J	GF	PB	A	Yes	2,348	16,647	7.09
H66 G	GF	PB	A	Yes	2,343	25,890	11.05
H66 Q	GF	PB	A	Yes	2,343	19,822	8.46
HG70 Z	GF	PB	A	Yes	2,343	23,641	10.09
HE69 L	GF	PB	A	Yes	2,318	17,246	7.44
G1657 A	GF	PB	A	Yes	2,291	11,111	4.85
1459 C	GF	PB	A	Yes	2,269	14,567	6.42
1360 AD	GF	PB	IA	Yes	2,219	22,656	10.21
1776 L	GF	PB	A	Yes	2,190	12,899	5.89
G1851 A	GF	PB	A	Yes	2,181	9,160	4.20
17I69R	GF	PB	A	Yes	2,096	8,468	4.04
17I76J	GF	PB	A	Yes	2,042	12,783	6.26
1359 AA	GF	PB	A	Yes	2,037	10,368	5.09
HC72 B	GF	PB	A	Yes	1,978	12,679	6.41
HAB65R	GF	PB	A	Yes	1,887	8,246	4.37
G1753 G	GF	PB	A	Yes	1,848	8,870	4.80
1775 L	GF	PB	A	Yes	1,825	28,762	15.76
HAC68N	GF	PB	A	Yes	1,822	7,744	4.25
HF74 N	GF	PB	A	Yes	1,783	9,878	5.54
HC72 K	GF	PB	A	Yes	1,770	33,347	18.84

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

HB70 B	GF	PB	A	Yes	1,713	10,569	6.17
1359 AH	GF	PB	A	Yes	1,667	15,053	9.03
HH68 H	GF	PB	A	Yes	1,666	12,712	7.63
HC69 N	GF	PB	A	Yes	1,656	6,806	4.11
JB78 AJ	GF	PB	A	Yes	1,627	10,022	6.16
1356 B	GF	PB	A	Yes	1,603	6,508	4.06
1867 J	GF	PB	A	Yes	1,591	8,798	5.53
1777 T	GF	PB	A	Yes	1,541	10,016	6.50
H1663 G	GF	PB	A	Yes	1,538	6,844	4.45
17I70C	GF	PB	A	Yes	1,529	11,483	7.51
17I70G	GF	PB	A	Yes	1,529	16,330	10.68
HC72 O	GF	PB	A	Yes	1,502	26,796	17.84
17I75Q	GF	PB	A	Yes	1,480	18,367	12.41
1776 K	GF	PB	A	Yes	1,477	6,514	4.41
1967 B	GF	PB	A	Yes	1,455	10,025	6.89
1775 C	GF	PB	A	Yes	1,450	10,759	7.42
G1752 J	GF	PB	A	Yes	1,351	7,579	5.61
JAB76D	GF	PB	A	Yes	1,335	7,730	5.79
HB70 G	GF	PB	A	Yes	1,333	16,769	12.58
1757 R	GF	PB	A	Yes	1,327	8,254	6.22
1757 S	GF	PB	A	Yes	1,327	8,254	6.22
17I70A	GF	PB	A	Yes	1,319	6,094	4.62
1359 BE	GF	PB	IA	Yes	1,295	7,291	5.63
H1765 K	GF	PB	A	Yes	1,294	7,389	5.71
HAB65K	GF	PB	A	Yes	1,255	6,890	5.49
H1662 C	GF	PB	A	Yes	1,239	6,133	4.95
1556 D	GF	PB	A	Yes	1,171	7,190	6.14
H1563 D	GF	PB	A	Yes	1,166	5,154	4.42
HAC72B	GF	PB	A	Yes	1,166	17,828	15.29
JB78 H	GF	PB	A	Yes	1,164	9,021	7.75
1557 D	GF	PB	A	Yes	1,161	14,385	12.39
H1663 K	GF	PB	A	Yes	1,148	8,633	7.52
1359 E	GF	PB	A	Yes	1,144	5,594	4.89
1756 B	GF	PB	A	Yes	1,120	5,690	5.08
1356 A	GF	PB	A	Yes	1,072	4,792	4.47
H1562 F	GF	PB	A	Yes	1,059	5,136	4.85
H1662 M	GF	PB	A	Yes	1,041	5,153	4.95
HB69 K	GF	PB	A	Yes	1,033	8,977	8.69
JC76 G	GF	PB	A	Yes	1,031	14,166	13.74
HA65 B	GF	PB	A	Yes	1,015	5,623	5.54
1459 B	GF	PB	A	Yes	986	5,137	5.21
G1750 B	GF	PB	A	Yes	976	9,321	9.55
1459 AB	GF	PB	A	Yes	957	4,986	5.21
HA69 H	GF	PB	A	Yes	911	4,582	5.03
HG74 E	GF	PB	A	Yes	903	5,201	5.76
HF74 L	GF	PB	A	Yes	877	6,043	6.89
1777 M	GF	PB	A	Yes	863	8,311	9.63
1459 BB	GF	PB	A	Yes	863	3,694	4.28
1867 L	GF	PB	A	Yes	851	5,566	6.54
JB78 C	GF	PB	A	Yes	838	12,905	15.40
G1754 G	GF	PB	A	Yes	802	3,513	4.38
1459 AF	GF	PB	A	Yes	769	3,530	4.59
1359 AK	GF	PB	A	Yes	769	3,530	4.59
1359 BL	GF	PB	A	Yes	760	6,901	9.08
1776 C	GF	PB	A	Yes	735	11,326	15.41
1774 J	GF	PB	A	Yes	730	9,475	12.98
17I74B	GF	PB	A	Yes	715	11,569	16.18

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

1776 S	GF	PB	A	Yes	703	5,146	7.32
HE69 J	GF	PB	A	Yes	690	6,900	10.00
HG72 G	GF	PB	A	Yes	677	4,164	6.15
17I70F	GF	PB	A	Yes	673	4,240	6.30
G1656 F	GF	PB	A	Yes	651	3,672	5.64
G1656 B	GF	PB	A	Yes	651	3,535	5.43
HH72 H	GF	PB	A	Yes	651	5,234	8.04
1776 N	GF	PB	A	Yes	641	3,801	5.93
HA71 K	GF	PB	A	Yes	625	7,194	11.51
G1752 B	GF	PB	A	Yes	593	5,432	9.16
1775 M	GF	PB	A	Yes	584	7,458	12.77
1866 D	GF	PB	A	Yes	575	3,847	6.69
1459 F	GF	PB	A	Yes	555	2,425	4.37
G1752 E	GF	PB	A	Yes	536	3,773	7.04
1776 B	GF	PB	A	Yes	528	3,411	6.46
1776 J	GF	PB	A	Yes	506	2,904	5.74
1868 F	GF	PB	A	Yes	488	2,152	4.41
1868 C	GF	PB	A	Yes	488	2,889	5.92
1259 AA	GF	PB	A	Yes	488	3,470	7.11
HA71 X	GF	PB	A	Yes	482	4,232	8.78
HAB65W	GF	PB	A	Yes	482	2,916	6.05
1259 BA	GF	PB	A	Yes	397	2,906	7.32
HG74 A	GF	PB	A	Yes	396	1,889	4.77
17I69C	GF	PB	A	Yes	311	1,263	4.06
1776 V	GF	PB	A	Yes	311	6,338	20.38
H1662 K	GF	PB	A	Yes	292	3,697	12.66
JB76 J	GF	PB	A	Yes	266	3,889	14.62
1774 M	GF	PB	A	Yes	252	3,888	15.43
1774 N	GF	PB	A	Yes	217	3,615	16.66
1359 BG	GF	PB	A	Yes	197	1,119	5.68
1775 K	GF	PB	A	Yes	160	1,403	8.77
17I74A	GF	PB	A	Yes	158	3,350	21.20
1757 A	GF	PB	A	Yes	118	2,166	18.36
G1653 E	GF	PB	A	Yes	75	3,638	48.51
					330,836	2,260,027	6.83

1874 N	GF	PR	IA	Yes	14,157	66,963	4.73
1259 BJ	GF	PR	IA	Yes	12,971	78,734	6.07
17A51S	GF	PR	IA	Yes	10,209	51,453	5.04
17A51R	GF	PR	IA	Yes	10,148	51,146	5.04
1359 BK	GF	PR	IA	Yes	6,880	48,917	7.11
H1662 D	GF	PR	IA	Yes	5,427	29,143	5.37
G1750 G	GF	PR	IA	Yes	5,228	31,159	5.96
G1850 D	GF	PR	IA	Yes	4,969	29,615	5.96
HF74 C	GF	PR	IA	Yes	4,113	56,142	13.65
HG70 U	GF	PR	IA	Yes	3,904	20,808	5.33
HG72 AB	GF	PR	IA	Yes	3,644	17,455	4.79
1874 K	GF	PR	IA	Yes	3,502	27,456	7.84
1874 D	GF	PR	IA	Yes	3,502	27,456	7.84
HE69 F	GF	PR	IA	Yes	3,206	19,589	6.11
1461 J	GF	PR	IA	Yes	3,132	15,284	4.88
1359 BJ	GF	PR	IA	Yes	3,097	14,804	4.78
HE69 C	GF	PR	IA	Yes	2,900	14,964	5.16
17A51N	GF	PR	IA	Yes	2,737	12,234	4.47
1259 AE	GF	PR	IA	Yes	2,639	16,019	6.07

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

G1751 P	GF	PR	IA	Yes	2,397	9,468	3.95
1675 G	GF	PR	IA	Yes	2,387	21,984	9.21
HE69 A	GF	PR	IA	Yes	2,205	13,473	6.11
17A51A	GF	PR	IA	Yes	2,121	9,905	4.67
HG70 AB	GF	PR	IA	Yes	1,887	13,266	7.03
HG72 AF	GF	PR	IA	Yes	1,864	12,433	6.67
1675 M	GF	PR	IA	Yes	1,702	6,825	4.01
17A51M	GF	PR	IA	Yes	1,578	7,054	4.47
17I74J	GF	PR	IA	Yes	1,554	6,092	3.92
1462 K	GF	PR	IA	Yes	1,499	7,075	4.72
1462 B	GF	PR	IA	Yes	1,455	5,980	4.11
1259 BE	GF	PR	IA	Yes	1,413	16,066	11.37
1461 C	GF	PR	IA	Yes	1,332	6,367	4.78
1359 BD	GF	PR	IA	Yes	1,322	7,443	5.63
G1751 F	GF	PR	IA	Yes	1,140	7,273	6.38
G1850 B	GF	PR	IA	Yes	976	9,321	9.55
1360 AB	GF	PR	IA	Yes	942	9,618	10.21
H1763 O	GF	PR	IA	Yes	924	10,450	11.31
G1751 G	GF	PR	IA	Yes	911	10,076	11.06
G1751 H	GF	PR	IA	Yes	781	3,725	4.77
HG70 C	GF	PR	IA	Yes	651	5,931	9.11
HF73 H	GF	PR	IA	Yes	651	3,815	5.86
17A51C	GF	PR	IA	Yes	469	2,387	5.09
HG70 AH	GF	PR	IA	Yes	78	543	6.96
					138,604	835,911	6.03

B04044	GH	PB	A	Yes	9,864	38,272	3.88
TB314 A	GH	PB	A	Yes	8,781	67,965	7.74
K3 CN	GH	PB	A	Yes	7,590	31,878	4.20
K3 CT	GH	PB	A	Yes	6,414	50,799	7.92
K309 A	GH	PB	A	Yes	6,103	31,186	5.11
K3 CK	GH	PB	A	Yes	6,079	23,647	3.89
K309 E	GH	PB	A	Yes	5,509	21,430	3.89
K309 D	GH	PB	A	Yes	3,082	11,989	3.89
B04043	GH	PB	A	Yes	2,725	11,826	4.34
TB320 A	GH	PB	A	Yes	2,343	45,548	19.44
B03022	GH	PB	A	Yes	2,300	12,121	5.27
TB216 B	GH	PB	A	Yes	2,281	8,257	3.62
B03023	GH	PB	A	Yes	2,264	8,513	3.76
M203 B	GH	PB	A	Yes	2,240	10,931	4.88
K310 A	GH	PB	A	Yes	2,116	10,813	5.11
M3 AH	GH	PB	A	Yes	2,076	7,432	3.58
M3 AD	GH	PB	A	Yes	1,865	6,565	3.52
K3 CM	GH	PB	A	Yes	1,339	5,209	3.89
K3 CC	GH	PB	A	Yes	1,238	7,787	6.29
TB312 E	GH	PB	IA	Yes	1,238	4,593	3.71
B02047	GH	PB	IA	Yes	1,233	20,862	16.92
K3 CD	GH	PB	A	Yes	1,159	7,290	6.29
M302 G	GH	PB	A	Yes	1,154	4,697	4.07
M303 E	GH	PB	A	Yes	947	3,854	4.07
B04003	GH	PB	A	Yes	701	2,944	4.20
M303 D	GH	PB	A	Yes	687	2,796	4.07
M3 AC	GH	PB	A	Yes	334	2,348	7.03
					83,662	461,552	5.52

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

TB331 A	GH	PR	IA	Yes	18,786	128,496	6.84
B02043	GH	PR	IA	Yes	12,113	204,952	16.92
B02045	GH	PR	IA	Yes	6,245	50,210	8.04
TB330 A	GH	PR	IA	Yes	5,741	37,489	6.53
M303 B	GH	PR	IA	Yes	5,054	16,981	3.36
TB315 A	GH	PR	IA	Yes	4,863	28,497	5.86
TB314 C	GH	PR	IA	Yes	4,668	17,412	3.73
B03057	GH	PR	IA	Yes	4,482	91,702	20.46
B03025	GH	PR	IA	Yes	3,936	17,200	4.37
B03058	GH	PR	IA	Yes	3,547	25,538	7.20
B03027	GH	PR	IA	Yes	3,529	14,857	4.21
TB230 A	GH	PR	IA	Yes	3,509	25,195	7.18
TB316 BP	GH	PR	IA	Yes	2,898	20,315	7.01
B03028	GH	PR	IA	Yes	2,673	19,914	7.45
B03056	GH	PR	IA	Yes	2,200	38,984	17.72
TB316 F	GH	PR	IA	Yes	2,140	12,198	5.70
TB314 D	GH	PR	IA	Yes	1,840	7,673	4.17
TB312 A	GH	PR	IA	Yes	1,531	6,384	4.17
TB231 A	GH	PR	IA	Yes	604	3,515	5.82
TB316 A	GH	PR	IA	Yes	434	1,823	4.20
B02042	GH	PR	IA	Yes	365	3,570	9.78
TB313 C	GH	PR	IA	Yes	269	1,418	5.27
					91,427	774,323	8.47

M7E09M	NM	PB	IA	Yes	91,867	439,124	4.78
M7E07H	NM	PB	A	Yes	76,720	514,024	6.70
M7E06T	NM	PB	A	Yes	46,032	301,970	6.56
M5E05N	NM	PB	A	Yes	32,880	107,189	3.26
M9E12C	NM	PB	A	Yes	32,003	159,695	4.99
M3E12N	NM	PB	IA	Yes	28,058	98,203	3.50
M3E05F	NM	PB	IA	Yes	24,463	107,637	4.40
M5E12F	NM	PB	IA	Yes	20,276	76,035	3.75
M7E18B	NM	PB	A	YES	17,536	60,499	3.45
N13E15B	NM	PB	A	Yes	13,985	51,045	3.65
M9E18B	NM	PB	A	YES	13,810	47,644	3.45
M309 A	NM	PB	A	Yes	13,568	83,308	6.14
M3E17Q	NM	PB	IA	Yes	12,297	48,204	3.92
M7E12E	NM	PB	a	Yes	12,078	48,070	3.98
M7E01C	NM	PB	A	Yes	11,613	36,000	3.10
N13E15A	NM	PB	A	Yes	11,530	42,084	3.65
M5E12H	NM	PB	IA	Yes	10,960	38,908	3.55
N12E15L	NM	PB	A	Yes	10,741	36,305	3.38
M5E07C	NM	PB	IA	Yes	10,302	62,224	6.04
M7E12B	NM	PB	A	Yes	9,787	55,003	5.62
N12E15K	NM	PB	A	Yes	9,667	32,674	3.38
N11E15C	NM	PB	A	Yes	9,053	33,315	3.68
M7E12H	NM	PB	a	Yes	8,987	35,768	3.98
M9E18A	NM	PB	A	YES	8,768	30,250	3.45
N11E14K	NM	PB	A	Yes	8,658	48,398	5.59
M7E17C	NM	PB	A	Yes	8,110	33,900	4.18
M7E01E	NM	PB	A	Yes	7,891	24,462	3.10
M7E18A	NM	PB	A	YES	7,891	27,224	3.45
N12E15B	NM	PB	A	Yes	7,260	26,717	3.68

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

N11E15D	NM	PB	A	Yes	7,146	26,297	3.68
N12E15A	NM	PB	A	Yes	6,532	24,038	3.68
N14W13W	NM	PB	A	Yes	6,466	36,339	5.62
N12E15C	NM	PB	A	Yes	6,401	19,843	3.10
N11W09O	NM	PB	A	Yes	6,203	28,844	4.65
M7E12A	NM	PB	A	Yes	6,138	34,496	5.62
N14W13V	NM	PB	A	Yes	6,094	34,248	5.62
N13W13H	NM	PB	A	Yes	5,798	32,585	5.62
N11E14I	NM	PB	A	Yes	5,504	28,346	5.15
N11W10U	NM	PB	A	Yes	5,419	27,312	5.04
M7E12D	NM	PB	a	Yes	5,381	21,416	3.98
N14W13H	NM	PB	A	Yes	5,276	21,315	4.04
N11E14L	NM	PB	A	Yes	5,261	29,409	5.59
N11W10W	NM	PB	A	Yes	5,217	26,294	5.04
N13W13A	NM	PB	A	Yes	5,107	25,229	4.94
N11W10H	NM	PB	A	Yes	5,090	18,273	3.59
N11E15B	NM	PB	A	Yes	5,064	15,698	3.10
N13W13I	NM	PB	A	Yes	5,042	28,336	5.62
N11W12G	NM	PB	A	Yes	5,033	29,745	5.91
N12E15D	NM	PB	A	Yes	4,976	15,426	3.10
M7E12G	NM	PB	a	Yes	4,932	19,629	3.98
N11E14N	NM	PB	A	Yes	4,682	22,989	4.91
N11W10I	NM	PB	A	Yes	4,658	16,722	3.59
M5E04D	NM	PB	A	Yes	4,432	13,739	3.10
N13W12A	NM	PB	A	Yes	4,419	15,511	3.51
N11W10G	NM	PB	A	Yes	4,386	15,746	3.59
N11E15A	NM	PB	A	Yes	4,274	13,249	3.10
N11W10N	NM	PB	A	Yes	4,143	17,608	4.25
N14W15C	NM	PB	A	Yes	4,055	15,085	3.72
N14W15D	NM	PB	A	Yes	4,033	15,003	3.72
N11W10M	NM	PB	A	Yes	3,989	16,953	4.25
N14W13G	NM	PB	A	Yes	3,989	14,839	3.72
M7E10H	NM	PB	IA	Yes	3,946	17,283	4.38
N11W12L	NM	PB	A	Yes	3,946	12,390	3.14
M7E17A	NM	PB	A	Yes	3,906	16,327	4.18
N13W10C	NM	PB	A	Yes	3,748	18,965	5.06
N14W12K	NM	PB	A	Yes	3,630	23,377	6.44
M7E06N	NM	PB	A	Yes	3,580	24,416	6.82
N14W13M	NM	PB	A	Yes	3,573	18,758	5.25
N12W13E	NM	PB	A	Yes	3,534	12,228	3.46
N14W13F	NM	PB	A	Yes	3,507	13,046	3.72
N14W12G	NM	PB	A	Yes	3,507	16,623	4.74
N11E14D	NM	PB	A	Yes	3,498	12,103	3.46
N14W12J	NM	PB	A	Yes	3,463	22,302	6.44
M7E01D	NM	PB	A	Yes	3,376	17,488	5.18
N11E14M	NM	PB	A	Yes	3,376	16,576	4.91
M7E06Q	NM	PB	A	Yes	3,369	17,384	5.16
N11W12B	NM	PB	A	Yes	3,354	14,992	4.47
N11W12A	NM	PB	A	Yes	3,354	14,992	4.47
M5E07J	NM	PB	IA	Yes	3,354	16,166	4.82
N12W13D	NM	PB	A	Yes	3,343	11,567	3.46
N12W12C	NM	PB	A	Yes	3,279	16,592	5.06
N11W12K	NM	PB	A	Yes	3,207	10,070	3.14
M7E06M	NM	PB	A	Yes	3,156	18,273	5.79
M9E17A	NM	PB	A	Yes	3,095	12,937	4.18
N14W12P	NM	PB	A	Yes	3,069	18,905	6.16
N11W12H	NM	PB	A	Yes	3,069	18,138	5.91

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

M7E01G	NM	PB	A	Yes	3,069	10,926	3.56
N14W12Q	NM	PB	A	Yes	3,051	18,794	6.16
N14W13J	NM	PB	A	Yes	3,003	13,844	4.61
N12W12N	NM	PB	A	Yes	2,946	10,046	3.41
N12W12D	NM	PB	A	Yes	2,880	14,573	5.06
N13W13M	NM	PB	A	Yes	2,861	15,020	5.25
N14W13C	NM	PB	A	Yes	2,806	14,844	5.29
N13W13J	NM	PB	A	Yes	2,793	14,663	5.25
N12 W9C	NM	PB	A	Yes	2,784	12,194	4.38
N11W10P	NM	PB	A	Yes	2,683	14,649	5.46
N13W13C	NM	PB	A	Yes	2,672	12,558	4.70
N11E14C	NM	PB	A	Yes	2,587	8,951	3.46
N12W13J	NM	PB	A	Yes	2,578	12,323	4.78
N12W13P	NM	PB	A	Yes	2,578	14,231	5.52
N11W12C	NM	PB	A	Yes	2,541	13,264	5.22
N13W13K	NM	PB	A	Yes	2,525	13,256	5.25
N11E14J	NM	PB	A	Yes	2,499	12,870	5.15
N12W12G	NM	PB	A	Yes	2,499	14,769	5.91
N11W10O	NM	PB	A	Yes	2,499	13,645	5.46
N12W12M	NM	PB	A	Yes	2,446	9,026	3.69
N12 W9A	NM	PB	A	Yes	2,411	10,560	4.38
N13W10B	NM	PB	A	Yes	2,411	12,537	5.20
M7E07A	NM	PB	A	Yes	2,367	10,131	4.28
N12W13L	NM	PB	A	Yes	2,356	11,073	4.70
N13W12L	NM	PB	A	Yes	2,352	8,256	3.51
M7E06R	NM	PB	A	Yes	2,317	13,230	5.71
N13W10L	NM	PB	A	Yes	2,291	10,035	4.38
N13W13B	NM	PB	A	Yes	2,269	10,664	4.70
N12E15F	NM	PB	A	Yes	2,236	12,499	5.59
N12W13M	NM	PB	A	Yes	2,210	10,387	4.70
N11W10Q	NM	PB	A	Yes	2,192	11,398	5.20
N12W13Q	NM	PB	A	Yes	2,192	12,100	5.52
N13W12G	NM	PB	A	Yes	2,181	11,036	5.06
N11W12D	NM	PB	A	Yes	2,170	11,327	5.22
N13W13F	NM	PB	A	Yes	2,170	14,951	6.89
N12W13K	NM	PB	A	Yes	2,148	8,807	4.10
N14W12M	NM	PB	A	Yes	2,126	13,649	6.42
N13E15D	NM	PB	A	Yes	2,126	9,758	4.59
N12W12H	NM	PB	A	Yes	2,117	12,511	5.91
N13W10A	NM	PB	A	Yes	2,074	10,785	5.20
N14W13I	NM	PB	A	Yes	2,039	9,400	4.61
N13W13D	NM	PB	A	Yes	2,025	9,680	4.78
N13W13L	NM	PB	A	Yes	2,017	10,589	5.25
N13E15C	NM	PB	A	Yes	2,017	9,258	4.59
M3E10D	NM	PB	A	Yes	2,006	8,907	4.44
N14W12H	NM	PB	A	Yes	1,999	9,475	4.74
N11W10S	NM	PB	A	Yes	1,995	18,075	9.06
N12E15I	NM	PB	A	Yes	1,995	9,157	4.59
M7E06S	NM	PB	A	Yes	1,984	8,511	4.29
N13W13G	NM	PB	A	Yes	1,973	13,594	6.89
N12 W9M	NM	PB	A	Yes	1,951	5,951	3.05
N14W13L	NM	PB	A	Yes	1,951	8,936	4.58
N14W12L	NM	PB	A	Yes	1,929	12,384	6.42
N12E15H	NM	PB	A	Yes	1,776	9,928	5.59
N14W12E	NM	PB	A	Yes	1,776	7,193	4.05
N12W13A	NM	PB	A	Yes	1,776	10,976	6.18
M7E01A	NM	PB	A	Yes	1,767	6,008	3.40

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

N14W13K	NM	PB	A	Yes	1,754	8,033	4.58
N14W12N	NM	PB	A	Yes	1,754	7,437	4.24
N11W10Y	NM	PB	A	Yes	1,754	8,174	4.66
N11W10A	NM	PB	A	Yes	1,754	7,104	4.05
N12E15J	NM	PB	A	Yes	1,732	7,950	4.59
N11W12U	NM	PB	A	Yes	1,732	5,283	3.05
M7E07G	NM	PB	A	Yes	1,672	10,132	6.06
N13W13E	NM	PB	A	Yes	1,657	7,920	4.78
N13W12N	NM	PB	A	Yes	1,624	10,231	6.30
N11W12T	NM	PB	A	Yes	1,622	4,947	3.05
N11W09E	NM	PB	A	Yes	1,613	9,162	5.68
N12W12L	NM	PB	A	Yes	1,591	4,996	3.14
M7E01F	NM	PB	A	Yes	1,583	11,271	7.12
N13W12F	NM	PB	A	Yes	1,583	8,010	5.06
N11W10T	NM	PB	A	Yes	1,578	14,297	9.06
N11W09F	NM	PB	A	Yes	1,543	8,764	5.68
N11W09K	NM	PB	A	Yes	1,534	6,213	4.05
N12 W9L	NM	PB	A	Yes	1,473	4,493	3.05
N13W12M	NM	PB	A	Yes	1,447	9,116	6.30
M7E01B	NM	PB	A	Yes	1,403	4,349	3.10
N14W12F	NM	PB	A	Yes	1,381	5,593	4.05
N12E15G	NM	PB	A	Yes	1,381	7,720	5.59
N14W12O	NM	PB	A	Yes	1,370	5,809	4.24
N12E15E	NM	PB	A	Yes	1,368	7,647	5.59
M7E07C	NM	PB	A	Yes	1,337	7,487	5.60
N14W13A	NM	PB	A	Yes	1,337	7,073	5.29
N14W15B	NM	PB	A	Yes	1,315	4,852	3.69
N11W10X	NM	PB	A	Yes	1,315	6,128	4.66
N14W13E	NM	PB	A	Yes	1,293	4,771	3.69
N12E15M	NM	PB	A	Yes	1,271	7,728	6.08
N14W13B	NM	PB	A	Yes	1,271	6,724	5.29
M9E19B	NM	PB	A	Yes	1,206	5,897	4.89
M7E19B	NM	PB	A	Yes	1,206	5,897	4.89
M7E07F	NM	PB	A	Yes	1,184	8,229	6.95
N13W10P	NM	PB	A	Yes	1,120	10,181	9.09
N12E15N	NM	PB	A	Yes	1,118	6,797	6.08
N14W12B	NM	PB	A	Yes	1,109	6,987	6.30
M7E06G	NM	PB	A	Yes	1,052	10,141	9.64
N11W09L	NM	PB	A	Yes	1,052	4,261	4.05
N14W12A	NM	PB	A	Yes	1,026	6,464	6.30
N13W10N	NM	PB	A	Yes	1,013	5,106	5.04
N12W12K	NM	PB	A	Yes	1,006	3,159	3.14
N14W13D	NM	PB	A	Yes	964	3,557	3.69
N14W15A	NM	PB	A	Yes	964	3,557	3.69
N13W10M	NM	PB	A	Yes	921	4,034	4.38
N12W12F	NM	PB	A	Yes	916	6,467	7.06
N12W12E	NM	PB	A	Yes	807	5,697	7.06
N11W10V	NM	PB	A	Yes	789	3,977	5.04
N12 W9B	NM	PB	A	Yes	723	3,362	4.65
M7E06E	NM	PB	A	Yes	708	9,140	12.91
M7E06D	NM	PB	A	Yes	695	2,446	3.52
M7E06H	NM	PB	A	Yes	693	2,904	4.19
M7E06K	NM	PB	A	Yes	690	6,472	9.38
M7E06J	NM	PB	A	Yes	673	2,221	3.30
M7E06L	NM	PB	A	Yes	636	6,163	9.69
M5E04B	NM	PB	A	Yes	570	1,835	3.22
N11W09D	NM	PB	A	Yes	561	3,186	5.68

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

M7E07B	NM	PB	A	Yes	548	4,790	8.74
M5E04E	NM	PB	A	Yes	526	4,292	8.16
M7E06C	NM	PB	A	Yes	498	2,475	4.97
N13W10E	NM	PB	A	Yes	493	2,495	5.06
N13W10D	NM	PB	A	Yes	482	2,439	5.06
N14W15E	NM	PB	A	Yes	438	2,317	5.29
M7E07E	NM	PB	A	Yes	406	5,497	13.54
M7E07D	NM	PB	A	Yes	313	2,257	7.21
N13W10O	NM	PB	A	Yes	307	1,937	6.31
M7E06B	NM	PB	A	Yes	219	1,929	8.81
M7E06F	NM	PB	A	Yes	213	2,671	12.54
M7E06A	NM	PB	A	Yes	213	854	4.01
					1,035,262	4,898,005	4.73

M3E12M	NM	PR	IA	Yes	23,630	82,705	3.50
M5E07K	NM	PR	IA	Yes	19,947	99,137	4.97
M5E08E	NM	PR	IA	Yes	18,851	84,264	4.47
M3E05E	NM	PR	IA	Yes	16,089	70,792	4.40
M5E12D	NM	PR	IA	Yes	12,275	42,226	3.44
M3E12A	NM	PR	IA	Yes	11,508	36,365	3.16
M5E07A	NM	PR	IA	Yes	11,398	68,844	6.04
M5E12E	NM	PR	IA	Yes	11,234	42,128	3.75
M9E12B	NM	PR	IA	Yes	10,807	48,199	4.46
M3E07B	NM	PR	IA	Yes	10,522	46,507	4.42
M5E12G	NM	PR	IA	Yes	8,768	27,619	3.15
M7E09A	NM	PR	IA	Yes	8,319	41,345	4.97
M3E12K	NM	PR	IA	Yes	7,398	43,648	5.90
M9E12A	NM	PR	IA	Yes	6,423	36,097	5.62
M3E08J	NM	PR	IA	Yes	6,357	28,225	4.44
M3E17R	NM	PR	IA	Yes	6,203	24,316	3.92
M5E04P	NM	PR	IA	Yes	5,669	17,857	3.15
M3E07J	NM	PR	IA	Yes	5,294	22,235	4.20
M5E07H	NM	PR	IA	Yes	5,151	24,828	4.82
M5E05G	NM	PR	IA	Yes	5,066	25,634	5.06
M5E05B	NM	PR	IA	Yes	3,946	29,516	7.48
M3E05A	NM	PR	IA	Yes	3,913	41,400	10.58
M3E04C	NM	PR	IA	Yes	3,525	14,206	4.03
M3E04Q	NM	PR	IA	Yes	3,463	10,735	3.10
M3E09K	NM	PR	IA	Yes	3,216	10,645	3.31
M5E05K	NM	PR	IA	Yes	3,209	10,718	3.34
M3E08B	NM	PR	IA	Yes	3,025	10,860	3.59
M7E09F	NM	PR	IA	Yes	2,935	23,157	7.89
M7E10B	NM	PR	IA	Yes	2,806	10,158	3.62
M3E04P	NM	PR	IA	Yes	2,788	15,055	5.40
M3E04K	NM	PR	IA	Yes	2,718	9,486	3.49
M3E10G	NM	PR	IA	Yes	2,646	13,151	4.97
M3E09M	NM	PR	IA	Yes	2,630	8,626	3.28
M5E10F	NM	PR	IA	Yes	2,324	9,575	4.12
M7E10E	NM	PR	IA	Yes	2,174	17,088	7.86
M5E05F	NM	PR	IA	Yes	2,098	13,511	6.44
M7E09H	NM	PR	IA	Yes	2,017	9,319	4.62
M5E17A	NM	PR	IA	Yes	1,833	5,609	3.06
M3E17A	NM	PR	IA	Yes	1,833	5,609	3.06
M7E09J	NM	PR	IA	Yes	1,797	13,945	7.76
M5E05A	NM	PR	IA	Yes	1,795	7,431	4.14

Reserves

Block	Shaft	Reserve	Availability	Verified	Tonnes	Gr Au	Grade g/t

M7E09D	NM	PR	IA	Yes	1,776	16,321	9.19
M3E09J	NM	PR	IA	Yes	1,754	5,472	3.12
M7E09L	NM	PR	IA	Yes	1,738	13,400	7.71
M5E04J	NM	PR	IA	Yes	1,732	7,898	4.56
M3E10M	NM	PR	IA	Yes	1,699	6,031	3.55
M3E10H	NM	PR	IA	Yes	1,670	11,122	6.66
M5E12C	NM	PR	IA	Yes	1,666	6,031	3.62
M5E07B	NM	PR	IA	Yes	1,512	5,141	3.40
M7E09G	NM	PR	IA	Yes	1,374	8,450	6.15
M7E09E	NM	PR	IA	Yes	1,285	4,742	3.69
M7E10C	NM	PR	IA	Yes	1,030	7,725	7.50
M3E08H	NM	PR	IA	Yes	934	2,877	3.08
M5E04L	NM	PR	IA	Yes	921	2,892	3.14
M7E10A	NM	PR	IA	Yes	905	5,882	6.50
M5E11C	NM	PR	IA	Yes	899	4,046	4.50
M3E10L	NM	PR	IA	Yes	897	3,758	4.19
M7E10D	NM	PR	IA	Yes	888	4,484	5.05
M7E10G	NM	PR	IA	Yes	848	6,038	7.12
M7E09K	NM	PR	IA	Yes	818	2,748	3.36
M5E08B	NM	PR	IA	Yes	789	4,766	6.04
M3E04B	NM	PR	IA	Yes	680	2,455	3.61
M3E09G	NM	PR	IA	Yes	570	5,238	9.19
M5E05M	NM	PR	IA	Yes	548	2,521	4.60
M7E10F	NM	PR	IA	Yes	504	1,557	3.09
M5E10D	NM	PR	IA	Yes	438	1,642	3.75
M5E04K	NM	PR	IA	Yes	114	879	7.71
					295,589	1,346,887	4.56

Bema Gold Corporation	48
Petrex (Pty) Limited	Technical Report on Mining Assets

Figure 15.4: Petrex Proven and Probable Reserves Locations

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

Petrex Mineral Resources

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

Resources

Project:	Petrex South Africa	7-Mar-05
Company:	Bema Gold Corp.
Data:	2005 Resources with % Metal by Block

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
NEPGLT	CA	M	U	No	6,713	30,208	4.50
UP18	CA	M	U	No	2,869	14,775	5.15
UP18 70	CA	M	U	No	2,869	14,775	5.15
CFTA1D	CA	M	U	No	4,199	12,597	3.00
UO18 AE	CA	M	U	No	1,813	10,987	6.06
UO18 30	CA	M	U	No	2,321	10,909	4.70
1W92E	CA	M	U	No	965	4,092	4.24
9 N1W	CA	M	U	No	343	3,430	10.00
MB10 P1	CA	M	U	No	343	2,566	7.48
MB101 W	CA	M	U	No	515	2,493	4.84
MB10 P2	CA	M	U	No	329	2,138	6.50

					23,279	108,970	4.68

2W12BE	CB	ID	A	Yes	14,271	54,230	3.80
K2W13BA	CB	ID	P	Yes	4,103	49,277	12.01
2W12BB	CB	ID	A	Yes	16,729	45,168	2.70
2W12CJ	CB	ID	IA	Yes	15,178	40,373	2.66
2W12CX	CB	ID	IA	Yes	9,531	33,549	3.52
K2W10H	CB	ID	A	Yes	10,480	31,440	3.00
6E10E	CB	ID	A	Yes	8,384	18,361	2.19
7 E8E	CB	ID	IA	Yes	6,412	16,735	2.61
6E10A	CB	ID	A	Yes	6,288	15,783	2.51
7E10G	CB	ID	IA	Yes	4,685	13,961	2.98
2W12CAC	CB	ID	IA	Yes	3,452	11,737	3.40
7E10L	CB	ID	IA	Yes	4,316	11,265	2.61
7 E9S	CB	ID	IA	Yes	3,452	9,010	2.61
K2W10C	CB	ID	A	Yes	4,279	8,900	2.08

					111,560	359,789	3.23

2 W08	CB	IF	U	No	599,238	3,595,428	6.00
2W12DF	CB	IF	A	Yes	154,446	1,797,751	11.64
7 E12	CB	IF	U	No	204,925	1,229,550	6.00
7E09A	CB	IF		No	249,169	697,673	2.80
4W06A	CB	IF		No	229,400	642,320	2.80
K9W12B	CB	IF	IA	No	104,191	291,735	2.80
7E10E	CB	IF	IA	Yes	33,202	232,414	7.00
2W12CAE	CB	IF	A	Yes	25,775	219,088	8.50
2W12CW	CB	IF	A	Yes	10,172	216,765	21.31
2W12CAB	CB	IF	IA	Yes	12,207	163,452	13.39
7 E8F	CB	IF	A	Yes	8,138	119,140	14.64
2W12DC	CB	IF	A	Yes	21,701	93,965	4.33
K9W10C	CB	IF	A	Yes	10,727	85,172	7.94
2W12CE	CB	IF	A	Yes	8,631	70,774	8.20
2W12BF	CB	IF	A	Yes	15,536	59,037	3.80
7 E9T	CB	IF	IA	Yes	18,697	48,799	2.61
6E10AG	CB	IF	A	No	9,864	48,531	4.92

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
2W12CAD	CB	IF	IA	Yes	12,762	43,391	3.40
2W12CN	CB	IF	IA	Yes	8,323	37,537	4.51
2W12BC	CB	IF	A	Yes	13,139	35,475	2.70
7 E8G	CB	IF	A	Yes	9,617	25,100	2.61
2W12DJ	CB	IF	IA	Yes	6,165	20,961	3.40
7E10H	CB	IF	A	Yes	6,843	20,392	2.98
K2W10E	CB	IF	A	Yes	4,454	18,796	4.22
7E10M	CB	IF	A	Yes	6,473	16,895	2.61

					1,783,795	9,830,141	5.51

BASE6	CB	M	U	No	82,679	651,511	7.88
5 E7P	CB	M	U	No	19,731	591,930	30.00
BASE8	CB	M	U	No	127,228	438,937	3.45
4WTB1S	CB	M	U	No	87,154	296,324	3.40
BASE1	CB	M	U	No	57,628	263,936	4.58
1E101N	CB	M	U	No	25,455	248,695	9.77
BASE7	CB	M	U	No	75,099	244,072	3.25
4WTB1W	CB	M	IU	No	55,337	201,980	3.65
4WB3N1	CB	M	IU	No	52,718	171,334	3.25
LBV4	CB	M	U	No	47,155	165,042	3.50
THUK3B	CB	M	U	No	41,128	164,512	4.00
4W10BS	CB	M	IU	No	42,919	150,216	3.50
K2W12AF	CB	M	A	Yes	45,929	141,921	3.09
BASE2	CB	M	U	No	29,976	137,290	4.58
LBV5	CB	M	U	No	43,206	133,507	3.09
1E102N	CB	M	U	No	10,562	115,337	10.92
4W10B2	CB	M	IU	No	33,901	109,500	3.23
4WTB1N	CB	M	IU	No	30,381	106,334	3.50
7LEVP2	CB	M	U	No	14,428	103,882	7.20
FWWB	CB	M	U	No	32,206	99,517	3.09
4 EE	CB	M	U	No	23,974	94,458	3.94
4WTCBC	CB	M	U	No	28,463	91,082	3.20
FWWP	CB	M	U	No	34,938	89,791	2.57
9 IN# C10	CB	M	U	No	15,613	88,370	5.66
2W12DPZ	CB	M	U	Yes	6,333	80,176	12.66
7LEVUE	CB	M	U	No	25,064	79,954	3.19
BA668 A	CB	M	U	No	22,243	79,852	3.59
3E44E	CB	M	U	No	12,124	79,412	6.55
LBV1	CB	M	U	No	23,647	77,799	3.29
BASE4	CB	M	U	No	9,176	75,518	8.23
1E101W	CB	M	U	No	16,923	73,784	4.36
B4W10C	CB	M	A	Yes	24,635	72,427	2.94
B4W10F	CB	M	A	Yes	21,090	71,917	3.41
LBV2	CB	M	U	No	20,395	71,382	3.50
2W12CH	CB	M	IA	Yes	26,583	70,711	2.66
4W10M	CB	M	U	No	16,243	70,495	4.34
K2W12AE	CB	M	IA	Yes	33,528	67,056	2.00
B4W10E	CB	M	A	Yes	22,598	66,438	2.94
7LEVUW	CB	M	U	No	21,859	66,233	3.03
5 YE#	CB	M	U	No	14,246	63,537	4.46
2W12BA	CB	M	IA	Yes	23,378	63,121	2.70
2W12DPY	CB	M	U	Yes	6,101	63,023	10.33
7E10B	CB	M	IA	Yes	24,068	62,817	2.61
9 IN# C9	CB	M	U	No	17,732	60,821	3.43
4 W4A	CB	M	U	No	23,636	60,745	2.57

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1OIUK3	CB	M	U	No	16,422	59,940	3.65
3 E3A	CB	M	U	No	16,687	59,906	3.59
4WTCB	CB	M	IU	No	16,830	58,400	3.47
4 E4B	CB	M	U	No	26,436	58,159	2.20
10 EP2	CB	M	U	No	13,160	57,509	4.37
10IELO	CB	M	U	No	15,948	57,413	3.60
EISFH5	CB	M	U	No	11,546	57,384	4.97
4W10P	CB	M	U	No	17,399	55,677	3.20
5W81W	CB	M	U	No	11,076	55,380	5.00
5DREE	CB	M	U	No	12,083	53,769	4.45
2E10E	CB	M	U	No	10,415	53,533	5.14
4W10PT	CB	M	U	No	12,802	53,256	4.16
8 EP9	CB	M	U	No	10,074	52,989	5.26
TSAR09	CB	M	U	No	10,639	52,876	4.97
4WEB8S	CB	M	U	No	10,576	52,563	4.97
2W12DPX	CB	M	U	Yes	13,371	52,147	3.90
BA696 A	CB	M	U	No	17,561	51,103	2.91
LBV8	CB	M	U	No	15,860	51,069	3.22
4W10BG	CB	M	U	No	10,259	50,987	4.97
4 EA	CB	M	U	No	11,245	50,153	4.46
4W102N	CB	M	U	No	13,143	49,023	3.73
BA695 A	CB	M	U	No	16,844	49,016	2.91
5 E7T	CB	M	U	No	7,611	47,340	6.22
1E101E	CB	M	U	No	10,760	46,914	4.36
4E786C	CB	M	U	No	11,291	46,406	4.11
NEVS L	CB	M	U	No	15,010	46,381	3.09
4 W3A	CB	M	U	No	5,570	46,064	8.27
B4W10A	CB	M	A	Yes	21,045	45,668	2.17
4 EF	CB	M	U	No	10,946	44,988	4.11
9 IN# C7	CB	M	U	No	12,369	44,528	3.60
FWWH	CB	M	U	No	16,242	44,503	2.74
TIBTS4	CB	M	U	No	9,391	43,386	4.62
T#AK32	CB	M	U	No	11,383	42,914	3.77
5DRED	CB	M	U	No	8,324	42,785	5.14
4WTB1SP	CB	M	P	Yes	12,552	42,677	3.40
7LA3W8	CB	M	U	No	20,342	41,905	2.06
9 E8A	CB	M	U	No	20,342	41,905	2.06
4 W4B	CB	M	U	No	10,626	41,866	3.94
4 E4A	CB	M	U	No	19,612	41,577	2.12
3W12B	CB	M	U	No	11,364	40,910	3.60
4W10BF	CB	M	U	No	12,448	40,580	3.26
B4W10DP	CB	M	P	Yes	13,615	40,028	2.94
9 IN# C6	CB	M	U	No	17,943	40,013	2.23
NEVS M	CB	M	U	No	13,548	39,425	2.91
9 IN# C13	CB	M	U	No	5,856	39,118	6.68
6 #7L1C	CB	M	U	No	8,715	38,869	4.46
B4W10SZ	CB	M	U	Yes	15,728	38,691	2.46
2W11CA	CB	M	IU	No	3,183	38,514	12.10
7E9PH	CB	M	U	Yes	4,547	38,104	8.38
8E11J	CB	M	U	No	6,802	37,819	5.56
3 E5A	CB	M	I	No	4,157	37,455	9.01
6SCB38	CB	M	U	No	12,223	37,402	3.06
B4W10RS	CB	M	U	Yes	14,818	37,341	2.52
4W10BR	CB	M	U	No	14,818	37,341	2.52
BA669 A	CB	M	U	No	12,774	37,172	2.91
BASE3	CB	M	U	No	7,986	36,576	4.58
5YE965	CB	M	U	No	6,655	36,403	5.47

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1E10NF	CB	M	U	No	13,251	36,308	2.74
2E421C	CB	M	U	No	15,059	36,142	2.40
6SKC17	CB	M	U	No	16,343	36,118	2.21
3 E3C	CB	M	U	No	15,059	35,991	2.39
3WT1AN	CB	M	IU	No	8,220	35,593	4.33
4W1OBD	CB	M	U	No	11,544	35,556	3.08
4WTCA	CB	M	U	No	13,316	35,421	2.66
3E046E	CB	M	U	No	7,080	35,329	4.99
5 E7U	CB	M	U	No	13,159	35,003	2.66
NWAT77	CB	M	U	No	8,823	34,763	3.94
4 W4E	CB	M	U	No	11,627	33,835	2.91
4 W4C	CB	M	U	No	11,623	33,823	2.91
B4W10Q	CB	M	U	Yes	13,119	33,716	2.57
4 W4D	CB	M	U	No	6,109	33,477	5.48
2 E8B	CB	M	U	No	10,745	33,095	3.08
B241	CB	M	U	No	3,730	33,010	8.85
2 W9H	CB	M	U	No	8,643	32,757	3.79
10 EC	CB	M	U	Yes	9,617	32,698	3.40
2W12BD	CB	M	IA	Yes	8,557	32,517	3.80
1E102W	CB	M	U	No	6,494	32,145	4.95
3 E3D	CB	M	IA	Yes	8,713	32,064	3.68
4 W3D	CB	M	U	No	10,360	32,012	3.09
4 EC	CB	M	U	No	8,675	31,230	3.60
5W82W	CB	M	U	No	6,241	31,205	5.00
B4W10CP	CB	M	P	Yes	10,554	31,029	2.94
B4W10FP	CB	M	P	Yes	9,037	30,816	3.41
BAMB2S	CB	M	U	No	7,564	30,785	4.07
1 WAC	CB	M	U	No	3,356	30,305	9.03
5 E7S	CB	M	U	No	8,873	29,991	3.38
6W14N8	CB	M	U	No	4,999	29,944	5.99
6W11NB	CB	M	U	No	4,975	29,800	5.99
4WEB7S	CB	M	U	No	9,033	29,448	3.26
2W12APZ	CB	M	P	Yes	3,667	29,373	8.01
6 E3P	CB	M	U	No	12,235	29,364	2.40
5E05G	CB	M	I	No	5,066	29,079	5.74
2E10G	CB	M	U	No	6,047	28,965	4.79
K2W12BD	CB	M	IA	Yes	13,390	28,922	2.16
5E05B	CB	M	I	No	3,946	28,885	7.32
FWWA	CB	M	U	No	12,919	28,809	2.23
B4W10EP	CB	M	P	Yes	9,682	28,465	2.94
7IN10	CB	M	U	No	8,344	28,370	3.40
K2W13A	CB	M	A	Yes	7,793	27,821	3.57
4WTBM2	CB	M	U	No	4,613	27,632	5.99
7LEVP5	CB	M	U	No	5,358	27,594	5.15
3WTB66	CB	M	U	No	8,460	27,580	3.26
TSAR08	CB	M	U	No	13,282	27,228	2.05
4W10BL	CB	M	U	No	5,475	27,211	4.97
4W10BE	CB	M	U	No	8,343	27,198	3.26
NEVS I	CB	M	U	No	9,887	27,090	2.74
FWWG	CB	M	U	No	9,276	26,993	2.91
9 IN# C8	CB	M	U	No	9,743	26,696	2.74
5 E7Q	CB	M	I	No	10,061	26,561	2.64
NEVS G	CB	M	U	No	5,338	26,530	4.97
FWWE	CB	M	U	No	9,661	26,471	2.74
2IN11	CB	M	U	No	2,172	26,433	12.17
10E11C	CB	M	P	Yes	5,179	26,413	5.10
B4W10PX	CB	M	P	Yes	7,660	25,967	3.39

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3 E5H	CB	M	I	No	5,590	25,602	4.58
2W101E	CB	M	U	No	4,636	25,452	5.49
5W8BA	CB	M	U	No	4,412	24,928	5.65
10LSW8	CB	M	U	No	8,044	24,776	3.08
J8 WF	CB	M	U	No	6,549	24,690	3.77
11E10A	CB	M	A	Yes	8,878	24,592	2.77
9 E5B	CB	M	U	No	9,694	24,526	2.53
10E11D	CB	M	IA	Yes	11,199	24,302	2.17
6#TL A3	CB	M	U	No	7,934	24,278	3.06
S6TLA4	CB	M	U	No	7,934	24,278	3.06
7LEVP4	CB	M	U	No	4,707	24,241	5.15
1E102E	CB	M	U	No	5,515	24,045	4.36
10I11L	CB	M	U	No	5,184	23,950	4.62
6E104N	CB	M	U	No	4,937	23,698	4.80
4W111W	CB	M	U	No	6,947	23,550	3.39
2 WAC	CB	M	U	No	2,493	23,160	9.29
2W10AE	CB	M	U	No	9,684	23,145	2.39
NWAT54	CB	M	U	No	5,625	23,119	4.11
8EP3N1	CB	M	IU	No	4,033	22,423	5.56
6E10AE	CB	M	A	Yes	10,712	22,388	2.09
BA664 A	CB	M	U	No	5,927	22,345	3.77
5E04N	CB	M	I	No	4,481	22,091	4.93
EHEA87	CB	M	U	No	5,828	21,972	3.77
J8 WE	CB	M	U	No	7,505	21,840	2.91
10E11B	CB	M	P	Yes	6,150	21,771	3.54
2E4520	CB	M	U	No	5,501	21,674	3.94
3E2ID	CB	M	U	No	1,886	21,651	11.48
9 IN# H	CB	M	U	No	7,830	21,454	2.74
2W11CI	CB	M	IU	No	2,804	21,310	7.60
7LEVP1	CB	M	U	No	4,126	21,001	5.09
2WT1F	CB	M	U	No	1,665	20,979	12.60
4W10N	CB	M	U	No	4,555	20,953	4.60
TI11 L2	CB	M	U	No	4,516	20,864	4.62
2W12DL	CB	M	IA	Yes	6,135	20,859	3.40
EISFH6	CB	M	U	No	2,821	20,791	7.37
9 IN# A	CB	M	U	No	7,138	20,772	2.91
2W12CPX	CB	M	P	Yes	2,313	20,493	8.86
5E04P	CB	M	I	No	6,423	20,489	3.19
11EPTH	CB	M	U	No	4,121	20,481	4.97
11 E8D	CB	M	P	Yes	4,279	20,454	4.78
6 E3Q	CB	M	U	No	5,953	20,419	3.43
TI1169	CB	M	U	No	3,346	20,411	6.10
5 E7M	CB	M	I	No	5,729	20,338	3.55
BA667 B	CB	M	U	No	3,573	20,187	5.65
B4W10B	CB	M	A	Yes	6,935	20,181	2.91
9 IN# C2	CB	M	U	No	5,838	20,024	3.43
6SCB33	CB	M	U	No	6,901	19,944	2.89
9STHE1	CB	M	U	No	5,519	19,813	3.59
5E04M	CB	M	I	No	3,587	19,800	5.52
B4W10AP	CB	M	P	Yes	9,023	19,580	2.17
NEVS F	CB	M	U	No	6,336	19,578	3.09
11 E8L	CB	M	U	No	4,667	19,555	4.19
2E10H	CB	M	U	No	6,690	19,468	2.91
5W8BC	CB	M	U	No	4,698	19,309	4.11
6 E3S	CB	M	U	No	7,508	19,296	2.57
NEV# B	CB	M	U	No	3,156	19,283	6.11
2W10E	CB	M	U	No	5,585	19,157	3.43

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
TI11 L6	CB	M	U	No	3,113	18,989	6.10
NWAT55	CB	M	U	No	3,243	18,907	5.83
2 E8A	CB	M	U	No	5,002	18,858	3.77
6STLA4	CB	M	U	No	6,897	18,829	2.73
4 W3C	CB	M	U	No	6,079	18,784	3.09
5 E7N	CB	M	U	No	3,698	18,712	5.06
6 #7L4T	CB	M	U	No	4,354	18,679	4.29
9S3E81	CB	M	U	No	7,258	18,653	2.57
7LEVP6	CB	M	U	No	2,588	18,634	7.20
FWWO	CB	M	U	No	5,161	18,580	3.60
6SKC16	CB	M	U	No	5,198	18,557	3.57
3 E3B	CB	M	U	No	7,192	18,483	2.57
9 IN# I	CB	M	U	No	6,259	18,214	2.91
10E11A	CB	M	P	Yes	4,377	18,121	4.14
3W12E	CB	M	U	No	4,575	17,980	3.93
NEVS H	CB	M	U	No	7,488	17,971	2.40
2 W9G	CB	M	U	No	5,495	17,914	3.26
9 IN# J	CB	M	U	No	2,878	17,757	6.17
7LA3W7	CB	M	U	No	4,930	17,748	3.60
8E3PS	CB	M	IU	No	4,055	17,599	4.34
8EP3S	CB	M	IU	No	4,055	17,599	4.34
4W11G	CB	M	U	No	3,296	17,469	5.30
4W10L	CB	M	U	No	5,239	17,446	3.33
5YE963	CB	M	U	No	5,044	17,250	3.42
10EPE5	CB	M	U	No	3,470	17,246	4.97
T#AR10	CB	M	U	No	4,550	17,244	3.79
6W11H	CB	M	U	No	2,643	17,206	6.51
K2W12APX	CB	M	P	Yes	932	17,205	18.46
B4W10GP	CB	M	P	Yes	4,194	17,112	4.08
6 E3K	CB	M	U	No	3,551	17,045	4.80
6 E3I	CB	M	U	No	2,548	17,021	6.68
9 E5F	CB	M	U	No	4,108	16,884	4.11
10 EF	CB	M	A	Yes	5,664	16,822	2.97
3W12A	CB	M	U	No	4,651	16,697	3.59
4 W3B	CB	M	U	No	3,610	16,678	4.62
NEV# A	CB	M	U	No	3,704	16,668	4.50
10E11E	CB	M	IA	Yes	7,273	16,437	2.26
5W8BD	CB	M	IU	No	3,424	16,401	4.79
9E10J	CB	M	U	No	5,328	16,304	3.06
9 IN# M	CB	M	U	No	4,313	16,260	3.77
FWWD	CB	M	U	No	7,286	16,248	2.23
K2W12AR	CB	M	IA	Yes	7,724	16,066	2.08
9 IN# K	CB	M	U	No	5,175	15,939	3.08
5E04D	CB	M	I	No	4,709	15,916	3.38
4W10K	CB	M	U	No	7,299	15,912	2.18
6SKC03	CB	M	U	No	2,455	15,859	6.46
6A1ET5	CB	M	U	No	7,713	15,735	2.04
6E3AA	CB	M	U	No	2,778	15,723	5.66
NEVS B	CB	M	U	No	7,630	15,718	2.06
2 W9C	CB	M	U	No	7,609	15,675	2.06
EHEB38	CB	M	U	No	3,047	15,662	5.14
6SCKC2	CB	M	U	No	2,188	15,622	7.14
11E10PX	CB	M	P	Yes	3,679	15,489	4.21
6 E3D	CB	M	U	No	5,953	15,299	2.57
6 E3H	CB	M	U	No	7,373	15,188	2.06
2WC1W5	CB	M	IU	No	1,177	15,183	12.90
4W10J	CB	M	U	No	6,934	15,116	2.18

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
5E05D	CB	M	I	No	5,682	15,114	2.66
6E102S	CB	M	U	No	1,665	15,068	9.05
9 IN# B	CB	M	U	No	4,179	15,044	3.60
10 EE	CB	M	A	Yes	5,963	15,027	2.52
4W10BK	CB	M	U	No	3,020	15,009	4.97
FWWN	CB	M	U	No	3,237	14,987	4.63
6SKC06	CB	M	U	No	3,787	14,921	3.94
B4W10PY	CB	M	P	Yes	3,653	14,904	4.08
2WTODD	CB	M	U	No	2,275	14,833	6.52
4W10V	CB	M	U	No	5,640	14,833	2.63
3 E5G	CB	M	I	No	7,336	14,819	2.02
4W11BO	CB	M	U	No	4,209	14,732	3.50
2 W9E	CB	M	U	No	6,595	14,707	2.23
8EP2S	CB	M	IU	No	3,387	14,598	4.31
9S3E79	CB	M	U	No	1,882	14,529	7.72
6SBTD5	CB	M	U	No	1,487	14,409	9.69
9 IN# D	CB	M	U	No	5,606	14,407	2.57
1E10NC	CB	M	U	No	5,243	14,366	2.74
2E10A	CB	M	U	No	3,644	14,357	3.94
2W11CC	CB	M	IU	No	6,122	14,325	2.34
2W12DG	CB	M	IA	Yes	4,192	14,253	3.40
2W10B	CB	M	U	No	4,359	14,210	3.26
10-HS0	CB	M	U	No	2,581	14,144	5.48
3E04A	CB	M	I	No	4,472	14,132	3.16
T#A442	CB	M	U	No	1,683	14,120	8.39
6SCB30	CB	M	U	No	2,368	14,090	5.95
NWAT61	CB	M	U	No	3,427	14,085	4.11
8 EP8	CB	M	U	No	2,349	14,047	5.98
5E05F	CB	M	I	No	2,098	14,015	6.68
B4W10T	CB	M	A	Yes	5,994	13,846	2.31
3 E5N	CB	M	I	No	5,920	13,734	2.32
2W102N	CB	M	U	No	2,740	13,700	5.00
J8 WH	CB	M	U	No	4,415	13,642	3.09
6 E3T	CB	M	U	No	6,619	13,635	2.06
2W12CG	CB	M	IA	Yes	6,333	13,489	2.13
6E3AF	CB	M	U	No	4,917	13,473	2.74
BA580 B	CB	M	U	No	2,066	13,450	6.51
9W161C	CB	M	U	No	2,127	13,336	6.27
7 E9E	CB	M	IA	Yes	5,605	13,228	2.36
3 E5O	CB	M	I	No	4,267	13,185	3.09
T#AR30	CB	M	U	No	4,275	13,167	3.08
NWAT79	CB	M	U	No	2,840	13,149	4.63
3INC99	CB	M	U	No	1,317	13,091	9.94
NEVS P	CB	M	U	No	3,625	13,050	3.60
T#AK31	CB	M	U	No	3,038	13,033	4.29
6 E3A	CB	M	U	No	4,463	12,987	2.91
3W123S	CB	M	U	No	1,738	12,965	7.46
4 W4F	CB	M	U	No	3,775	12,948	3.43
3 E5D	CB	M	I	No	2,748	12,888	4.69
B4W10S	CB	M	U	Yes	5,927	12,802	2.16
2E10D	CB	M	U	No	3,559	12,777	3.59
6 E3G	CB	M	U	No	6,198	12,768	2.06
2W10A	CB	M	U	No	3,224	12,703	3.94
11 E8M	CB	M	U	No	2,310	12,659	5.48
11IN16	CB	M	U	No	3,511	12,640	3.60
CFTAID	CB	M	U	No	4,199	12,597	3.00
4W10H	CB	M	U	No	5,748	12,531	2.18

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
6E10L	CB	M	A	Yes	3,709	12,462	3.36
3E04Q	CB	M	I	No	3,680	12,438	3.38
TI8 ET4	CB	M	U	No	2,500	12,400	4.96
4W10BJ	CB	M	U	No	2,491	12,380	4.97
6SKC20	CB	M	U	No	3,548	12,170	3.43
5E05K	CB	M	I	No	3,209	12,162	3.79
TITSH6	CB	M	U	No	3,374	12,113	3.59
4E10E	CB	M	U	No	4,156	12,094	2.91
2E10F	CB	M	U	No	3,887	12,011	3.09
B4W10TP	CB	M	P	Yes	5,179	11,963	2.31
4W10UP	CB	M	SP	No	2,180	11,881	5.45
EHEB56	CB	M	U	No	4,080	11,873	2.91
9 IN# C	CB	M	U	No	5,758	11,861	2.06
6 E3R	CB	M	U	No	2,874	11,812	4.11
5DREC	CB	M	U	No	4,488	11,714	2.61
9 E8E	CB	M	U	No	2,513	11,610	4.62
3E04K	CB	M	U	No	2,888	11,581	4.01
NEVS C	CB	M	U	No	3,494	11,390	3.26
2E10C	CB	M	U	No	2,145	11,390	5.31
5W965	CB	M	U	No	3,556	11,379	3.20
2W11CHP	CB	M	P	No	1,530	11,230	7.34
5W8BB	CB	M	U	No	2,515	11,192	4.45
EISFH4	CB	M	U	No	3,280	11,152	3.40
6SCB39	CB	M	U	No	1,868	11,115	5.95
2W12AR	CB	M	U	Yes	4,274	11,070	2.59
EISFH0	CB	M	U	No	3,226	11,065	3.43
5E04H	CB	M	I	No	5,515	11,030	2.00
9 IN# C14	CB	M	U	No	2,210	10,984	4.97
2 W9D	CB	M	U	No	2,467	10,978	4.45
9STHE2	CB	M	U	No	2,466	10,974	4.45
6SATLR	CB	M	U	No	3,795	10,968	2.89
6W11NJ	CB	M	U	No	2,779	10,949	3.94
3W12C	CB	M	U	No	2,785	10,945	3.93
2E10NA	CB	M	U	No	1,638	10,942	6.68
9 IN# P	CB	M	U	No	3,398	10,874	3.20
NEVS A	CB	M	U	No	4,220	10,845	2.57
3 E5C	CB	M	I	No	2,608	10,823	4.15
8E11K	CB	M	U	No	3,494	10,796	3.09
BA574 B	CB	M	U	No	1,657	10,787	6.51
EISFH2	CB	M	U	No	4,810	10,726	2.23
9 E5D	CB	M	U	No	2,316	10,700	4.62
7 E9U	CB	M	IA	Yes	4,069	10,620	2.61
4W10SP	CB	M	SP	No	4,910	10,606	2.16
7E10F	CB	M	IA	Yes	3,558	10,603	2.98
9 E5C	CB	M	U	No	3,439	10,592	3.08
J8 WD	CB	M	U	No	4,092	10,516	2.57
9S3E80	CB	M	U	No	2,907	10,465	3.60
10 E8C	CB	M	P	Yes	3,199	10,461	3.27
11 E8E	CB	M	U	No	2,363	10,444	4.42
FWWK	CB	M	U	No	2,893	10,415	3.60
EISFH3	CB	M	U	No	3,351	10,388	3.10
B4W10PZ	CB	M	P	Yes	3,044	10,380	3.41
7 E9D	CB	M	IA	Yes	3,465	10,326	2.98
T#A702	CB	M	U	No	3,009	10,291	3.42
K2W12BJ	CB	M	P	Yes	715	10,282	14.38
2 W9B	CB	M	U	No	2,126	10,205	4.80
10LE8E	CB	M	U	No	1,487	10,186	6.85

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
FWWM	CB	M	U	No	4,556	10,160	2.23
NWS5DE	CB	M	U	No	3,872	10,106	2.61
10 ED	CB	M	A	Yes	3,549	10,079	2.84
J8 WG	CB	M	U	No	3,918	10,069	2.57
2INC51	CB	M	U	No	4,195	10,068	2.40
5VE996	CB	M	U	No	2,166	10,029	4.63
NEVS Q	CB	M	U	No	4,480	9,990	2.23
9STHE7	CB	M	U	No	1,115	9,935	8.91
2W11CDP	CB	M	P	No	820	9,889	12.06
5E04J	CB	M	I	No	2,792	9,884	3.54
7E10PZ	CB	M	P	Yes	2,126	9,865	4.64
2W102E	CB	M	U	No	1,800	9,756	5.42
9 IN# C4	CB	M	U	No	4,039	9,694	2.40
6E10F	CB	M	A	Yes	3,857	9,681	2.51
2W12BH	CB	M	IA	Yes	2,614	9,593	3.67
2W11CP	CB	M	P	No	737	9,581	13.00
5E04O	CB	M	I	No	3,587	9,577	2.67
4W11K	CB	M	U	No	2,655	9,531	3.59
TI5 SL7	CB	M	U	No	3,093	9,526	3.08
2W101N	CB	M	U	No	1,918	9,494	4.95
3W12D	CB	M	U	No	2,921	9,493	3.25
J8 WB	CB	M	U	No	3,246	9,446	2.91
4E10F	CB	M	U	No	1,721	9,431	5.48
K2W12BB	CB	M	IA	Yes	2,466	9,420	3.82
4E10A	CB	M	U	No	2,096	9,327	4.45
9E10A	CB	M	U	No	3,013	9,280	3.08
TET2SU	CB	M	IU	No	1,847	9,217	4.99
9STHEF	CB	M	U	No	3,837	9,170	2.39
1E101F	CB	M	IU	No	3,928	9,152	2.33
11IN17	CB	M	U	No	4,101	9,145	2.23
TET2SB	CB	M	U	No	2,652	9,123	3.44
4W11E	CB	M	U	No	4,080	9,058	2.22
7 E8C	CB	M	IA	Yes	3,452	9,010	2.61
TIATL7	CB	M	U	No	2,366	8,991	3.80
5E04G	CB	M	I	No	3,214	8,967	2.79
2E10B	CB	M	U	No	2,010	8,944	4.45
2E10NB	CB	M	U	No	1,000	8,910	8.91
5E05A	CB	M	I	No	1,795	8,760	4.88
FWWF	CB	M	U	No	3,406	8,753	2.57
CFTA1B	CB	M	IU	No	3,006	8,717	2.90
T#AR57	CB	M	U	No	4,245	8,702	2.05
B4W10BP	CB	M	P	Yes	2,978	8,666	2.91
7 E9K	CB	M	IA	Yes	3,078	8,588	2.79
2 W9	CB	M	U	No	2,501	8,578	3.43
9 IN# F	CB	M	U	No	3,836	8,554	2.23
NEVA96	CB	M	U	No	3,117	8,541	2.74
9 E5E	CB	M	U	No	1,467	8,538	5.82
J8 WA	CB	M	U	No	1,899	8,470	4.46
2W12AG	CB	M	IA	Yes	3,255	8,463	2.60
TET2SA	CB	M	IU	No	1,480	8,451	5.71
NWAT80	CB	M	U	No	2,205	8,313	3.77
10 E8F	CB	M	U	No	3,222	8,281	2.57
10 E8A	CB	M	P	Yes	3,452	8,250	2.39
2INC9A	CB	M	U	No	1,231	8,235	6.69
4 EB	CB	M	U	No	2,283	8,219	3.60
3 E3F	CB	M	U	No	2,518	8,209	3.26
7LDP28	CB	M	U	No	3,192	8,203	2.57

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
CFTA1C	CB	M	IU	No	2,919	8,173	2.80
NEV# L	CB	M	U	No	3,196	8,150	2.55
7LEVP3	CB	M	U	No	3,023	8,132	2.69
4W11H	CB	M	U	No	3,416	8,130	2.38
NEVS K	CB	M	U	No	2,478	8,078	3.26
8EP10	CB	M	U	No	1,638	8,075	4.93
6#TLAN	CB	M	U	No	3,650	8,066	2.21
2W12AD	CB	M	IA	Yes	2,954	8,064	2.73
11 E8B	CB	M	P	Yes	1,652	8,045	4.87
5W3716	CB	M	U	No	1,302	8,020	6.16
6E3AD	CB	M	U	No	2,918	7,995	2.74
9W161A	CB	M	U	No	1,129	7,959	7.05
NEV# M	CB	M	U	No	2,561	7,939	3.10
4W10YP	CB	M	SP	No	2,279	7,931	3.48
6A2E70	CB	M	U	No	1,782	7,930	4.45
LBV7	CB	M	U	No	1,412	7,921	5.61
6E3AE	CB	M	U	No	2,879	7,888	2.74
10L8E8	CB	M	U	No	1,586	7,882	4.97
2W10AB	CB	M	U	No	3,063	7,872	2.57
6E10R	CB	M	A	Yes	2,081	7,845	3.77
11 E8C	CB	M	P	Yes	1,504	7,821	5.20
5W8BE	CB	M	U	No	1,899	7,805	4.11
4E10D	CB	M	U	No	1,469	7,800	5.31
2IN511	CB	M	U	No	2,271	7,790	3.43
11E10O	CB	M	SP	No	2,674	7,781	2.91
3E04O	CB	M	I	No	2,431	7,779	3.20
5DREB	CB	M	U	No	2,521	7,765	3.08
GEDB86	CB	M	U	No	2,664	7,752	2.91
NW5 DEB	CB	M	U	No	2,515	7,746	3.08
THS172	CB	M	U	No	2,369	7,723	3.26
K9W16AD	CB	M	IA	Yes	2,094	7,706	3.68
2W10AC	CB	M	U	No	2,992	7,689	2.57
6 E3O	CB	M	U	No	3,727	7,678	2.06
5DREA	CB	M	U	No	1,656	7,485	4.52
4W11D	CB	M	U	No	2,045	7,342	3.59
4W10ZP	CB	M	SP	No	2,005	7,338	3.66
2W11CN	CB	M	U	No	1,403	7,324	5.22
3E04S	CB	M	I	No	2,199	7,301	3.32
4W10HP	CB	M	SP	No	3,285	7,161	2.18
NW7 DE3	CB	M	U	No	994	7,147	7.19
4W10X	CB	M	U	No	2,031	7,129	3.51
4 ED	CB	M	U	No	2,180	7,107	3.26
4W10WP	CB	M	SP	No	2,174	7,066	3.25
2W103N	CB	M	U	No	1,370	7,056	5.15
3E04H	CB	M	U	No	1,451	7,052	4.86
4E10G	CB	M	U	No	1,789	7,049	3.94
2E10ND	CB	M	U	No	1,634	7,010	4.29
10LAEO	CB	M	IU	No	2,261	7,009	3.10
4W10BH	CB	M	U	No	2,417	7,009	2.90
6SAE7R	CB	M	U	No	2,058	6,997	3.40
6SKC14	CB	M	U	No	2,728	6,956	2.55
2 W9A	CB	M	U	No	1,974	6,909	3.50
2W11CH	CB	M	U	No	3,028	6,904	2.28
2W11CIP	CB	M	P	No	1,149	6,894	6.00
K2W12AL	CB	M	IA	Yes	2,002	6,887	3.44
FWWI	CB	M	U	No	2,207	6,820	3.09
TVEB41	CB	M	U	No	1,319	6,780	5.14

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
EHEA11	CB	M	U	No	987	6,771	6.86
2INC50	CB	M	U	No	2,071	6,751	3.26
3E04C	CB	M	I	No	2,096	6,749	3.22
2W12BPZ	CB	M	P	No	1,711	6,707	3.92
TVBEL1	CB	M	U	No	1,302	6,692	5.14
9STHE5	CB	M	U	No	1,558	6,684	4.29
NWAT78	CB	M	U	No	1,676	6,603	3.94
T#A729	CB	M	U	No	1,266	6,507	5.14
9 IN# E	CB	M	U	No	3,152	6,493	2.06
6SCB32	CB	M	U	No	2,713	6,457	2.38
BA802 B	CB	M	U	No	1,231	6,327	5.14
3E04D	CB	M	I	No	1,959	6,308	3.22
5 W8K	CB	M	U	No	1,298	6,256	4.82
2WTWDD	CB	M	IU	No	662	6,229	9.41
6 E3Y	CB	M	U	No	1,881	6,132	3.26
CFTA11	CB	M	IU	No	2,252	6,080	2.70
6E10XP	CB	M	U	No	671	6,039	9.00
4W10VP	CB	M	SP	No	1,835	5,945	3.24
9 IN# C12	CB	M	U	No	2,859	5,890	2.06
6 E3N	CB	M	U	No	1,906	5,890	3.09
11E10D	CB	M	A	Yes	2,071	5,882	2.84
FWWJ	CB	M	U	No	2,286	5,875	2.57
11 E8N	CB	M	P	Yes	1,528	5,868	3.84
NEVS O	CB	M	U	No	2,844	5,859	2.06
6SAE7L	CB	M	U	No	1,498	5,857	3.91
2W12BG	CB	M	IA	Yes	1,578	5,791	3.67
TIPBTL	CB	M	U	No	1,289	5,749	4.46
11E10E	CB	M	A	Yes	2,762	5,634	2.04
9 IN# C11	CB	M	U	No	1,935	5,631	2.91
NWAT56	CB	M	U	No	1,924	5,599	2.91
9 IN# N	CB	M	U	No	1,465	5,523	3.77
NEV26	CB	M	U	No	1,681	5,463	3.25
NWAT60	CB	M	U	No	1,023	5,432	5.31
J8 WC	CB	M	U	No	1,266	5,431	4.29
2W10AD	CB	M	U	No	2,622	5,401	2.06
9STHE3	CB	M	U	No	2,611	5,353	2.05
5 W8B	CB	M	U	No	1,151	5,341	4.64
5 W8C	CB	M	U	No	1,151	5,341	4.64
6 E3M	CB	M	U	No	2,210	5,304	2.40
2E10NG	CB	M	U	No	1,920	5,261	2.74
NEV# C	CB	M	U	No	2,073	5,224	2.52
9STHE6	CB	M	U	No	776	5,184	6.68
2IN508	CB	M	U	No	914	5,173	5.66
T#AR23	CB	M	U	No	2,522	5,170	2.05
2W12AM	CB	M	IA	Yes	2,572	5,170	2.01
5 W8J	CB	M	U	No	1,534	5,154	3.36
T#AR21	CB	M	U	No	1,428	5,127	3.59
5W3719	CB	M	U	No	830	5,113	6.16
6 E3W	CB	M	U	No	1,139	5,080	4.46
6 E3V	CB	M	U	No	1,289	5,079	3.94
5 W8E	CB	M	U	No	1,058	5,015	4.74
2E10NH	CB	M	U	No	2,096	5,009	2.39
TITSH4	CB	M	U	No	989	4,915	4.97
7E9PZ	CB	M	U	Yes	866	4,902	5.66
K2W12BH	CB	M	U	Yes	698	4,886	7.00
5 W8G	CB	M	U	No	1,104	4,847	4.39
6 E3L	CB	M	U	No	979	4,807	4.91

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
GEDB12	CB	M	U	No	695	4,761	6.85
6 E3C	CB	M	U	No	1,502	4,626	3.08
6W11NA	CB	M	U	No	1,677	4,595	2.74
4E10C	CB	M	U	No	1,189	4,471	3.76
T#A728	CB	M	U	No	1,372	4,459	3.25
5 W8A	CB	M	U	No	959	4,450	4.64
B4W10R	CB	M	A	Yes	1,674	4,419	2.64
3E04R	CB	M	I	No	2,050	4,346	2.12
5E04E	CB	M	I	No	559	4,315	7.72
6 E3X	CB	M	U	No	2,077	4,279	2.06
6SCB37	CB	M	U	No	1,896	4,228	2.23
3E04F	CB	M	U	No	1,660	4,216	2.54
9 IN# G	CB	M	U	No	1,521	4,168	2.74
TIATL6	CB	M	U	No	1,012	4,159	4.11
NEVS J	CB	M	U	No	1,417	4,123	2.91
9 IN# C3	CB	M	U	No	1,836	4,094	2.23
9 IN# C5	CB	M	U	No	1,811	4,039	2.23
9 IN# S	CB	M	U	No	1,640	4,034	2.46
9W19AD	CB	M	U	No	531	4,030	7.59
7 E9F	CB	M	IA	Yes	1,420	3,962	2.79
6E10K	CB	M	A	Yes	1,522	3,912	2.57
3E04P	CB	M	I	No	633	3,785	5.98
TN1 EAP	CB	M	IU	No	910	3,767	4.14
NEV# J	CB	M	U	No	1,573	3,665	2.33
1E10NG	CB	M	U	No	1,532	3,661	2.39
5YE964	CB	M	U	No	1,257	3,658	2.91
3E04E	CB	M	I	No	1,728	3,646	2.11
2W11CEP	CB	M	P	No	737	3,641	4.94
NEV# K	CB	M	U	No	1,151	3,568	3.10
5E04L	CB	M	I	No	978	3,472	3.55
4E10B	CB	M	U	No	671	3,449	5.14
5 W8F	CB	M	U	No	1,343	3,398	2.53
9E10H	CB	M	U	No	1,617	3,234	2.00
3 E5M	CB	M	I	No	433	3,200	7.39
FWWL	CB	M	U	No	888	3,197	3.60
11E8MP	CB	M	P	Yes	581	3,184	5.48
2W12AC	CB	M	IA	Yes	1,006	3,018	3.00
NW8 DW2	CB	M	U	No	1,257	3,004	2.39
T#AR22	CB	M	U	No	1,429	2,929	2.05
11E10B	CB	M	P	Yes	774	2,918	3.77
2WAAC	CB	M	U	No	921	2,892	3.14
5 W8H	CB	M	U	No	1,356	2,888	2.13
2W12AS	CB	M	IA	Yes	1,243	2,871	2.31
1WAAC	CB	M	U	No	901	2,829	3.14
6SATLW	CB	M	U	No	716	2,800	3.91
10E11PZ	CB	M	U	Yes	1,282	2,782	2.17
11E10PZ	CB	M	U	Yes	1,282	2,782	2.17
4W10XP	CB	M	SP	No	815	2,722	3.34
NWATT9	CB	M	U	No	375	2,692	7.18
10L9E8	CB	M	IU	No	426	2,616	6.14
5 W8L	CB	M	U	No	978	2,611	2.67
11 E8F	CB	M	U	No	478	2,605	5.45
NEV# F	CB	M	U	No	1,033	2,510	2.43
3E04B	CB	M	I	No	960	2,486	2.59
11 E8G	CB	M	A	Yes	784	2,454	3.13
EHEB66	CB	M	U	No	1,097	2,446	2.23
2W12AT	CB	M	IA	Yes	888	2,398	2.70

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
5E05M	CB	M	I	No	548	2,367	4.32
6E10T	CB	M	A	Yes	986	2,228	2.26
NWAT59	CB	M	U	No	1,040	2,132	2.05
7E10PX	CB	M	P	Yes	279	2,132	7.64
2W11CNP	CB	M	P	No	592	1,965	3.32
5E04B	CB	M	I	No	606	1,824	3.01
6E10PS	CB	M	U	No	182	1,802	9.90
11R10S	CB	M	IU	No	424	1,798	4.24
7 E9M	CB	M	IA	Yes	666	1,718	2.58
3E41W	CB	M	IU	No	386	1,698	4.40
NEV# H	CB	M	U	No	822	1,660	2.02
3INC50	CB	M	U	No	509	1,659	3.26
11E10K	CB	M	P	Yes	404	1,588	3.93
3E04G	CB	M	U	No	559	1,537	2.75
6E10H	CB	M	A	Yes	658	1,527	2.32
NEV# D	CB	M	U	No	438	1,485	3.39
NEV# I	CB	M	U	No	585	1,357	2.32
6E10AC	CB	M	A	Yes	414	1,317	3.18
NEV# E	CB	M	U	No	515	1,236	2.40
K2W12BPY	CB	M	P	Yes	135	1,215	9.00
2W12CPY	CB	M	U	Yes	133	1,185	8.91
3 E5L	CB	M	I	No	475	1,164	2.45
2WTPC1	CB	M	U	No	449	1,163	2.59
7 E9H	CB	M	IA	Yes	444	1,146	2.58
2W12ANP	CB	M	P	Yes	180	1,084	6.02
5E04K	CB	M	I	No	214	871	4.07
10 E8B	CB	M	P	Yes	211	844	4.00
5 W8D	CB	M	U	No	173	763	4.41
8ETP51	CB	M	IU	No	219	723	3.30
6E10AB	CB	M	A	Yes	215	561	2.61
K2W12BPX	CB	M	P	Yes	54	253	4.69

					4,157,972	15,921,472	3.83

K4S12M	CC	ID	IA	Yes	28,204	80,663	2.86
K13 NA	CC	ID	A	No	11,743	56,366	4.80
K13 NC	CC	ID	A	No	6,668	37,474	5.62
K13 NB	CC	ID	A	No	6,034	32,041	5.31
5N10A	CC	ID	A	No	5,770	24,176	4.19
M9N10C	CC	ID	IA	Yes	5,333	14,132	2.65
K13 ND	CC	ID	A	No	3,082	13,684	4.44
M9N10Z	CC	ID	IA	Yes	4,542	12,036	2.65
M12S12T	CC	ID	IA	Y	5,322	11,336	2.13
M12S15T	CC	ID	A	Yes	5,322	11,336	2.13

					82,020	293,244	3.58

K3S15AX	CC	IF	A	No	125,766	1,133,152	9.01
M12 SA	CC	IF	A	No	295,920	997,250	3.37
M1S12BV	CC	IF	IA	No	221,940	827,836	3.73
3S15AAX	CC	IF	A	No	117,135	703,981	6.01
14 LA	CC	IF		No	139,822	699,110	5.00
K14 LA	CC	IF	A	No	139,822	699,110	5.00
1512 BV	CC	IF	A	No	172,620	642,146	3.72
K12 SAX	CC	IF	A	No	49,320	296,413	6.01

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K1S14AXA	CC	IF	A	No	61,650	180,018	2.92
K12 SBX	CC	IF	A	No	49,320	147,960	3.00
M2S12BF	CC	IF	IA	Yes	34,524	128,429	3.72
M12S10E	CC	IF	IA	Yes	19,698	74,655	3.79
M9N10D	CC	IF	IA	Yes	3,107	17,182	5.53

					1,430,644	6,547,242	4.58

L3 SB	CC	M	A	No	138,127	849,481	6.15
L3 SAE	CC	M	A	No	73,592	441,552	6.00
L6 NA	CC	M	A	No	51,567	380,564	7.38
151251	CC	M	A	No	42,415	325,747	7.68
L8 NA	CC	M	A	No	36,833	226,523	6.15
L4 SAE	CC	M	A	No	33,646	201,876	6.00
L5 NA	CC	M	A	No	27,625	169,894	6.15
KC810	CC	M	A	No	23,221	115,408	4.97
8NTB7R	CC	M	A	No	22,108	102,581	4.64
K18 AH	CC	M	A	No	10,133	80,963	7.99
L13 N10	CC	M	A	No	13,387	63,588	4.75
1N1204	CC	M	A	No	7,338	62,887	8.57
KC880	CC	M	A	No	14,509	62,244	4.29
2S1456	CC	M	U	No	4,880	61,586	12.62
131251	CC	M	A	No	10,761	57,894	5.38
2S1454	CC	M	U	No	5,232	57,709	11.03
K4S12H	CC	M	IA	Yes	18,658	55,228	2.96
M3N12B	CC	M	A	No	14,084	55,068	3.91
K2W10AP	CC	M	IA	Yes	17,757	54,869	3.09
K4S14A	CC	M	IA	Yes	24,963	52,672	2.11
K3S15A	CC	M	A	No	3,388	49,363	14.57
3N1071	CC	M	U	No	11,092	49,248	4.44
IS14 B	CC	M	A	No	7,688	48,973	6.37
131252	CC	M	A	No	8,066	45,896	5.69
2S1455	CC	M	U	No	4,498	45,475	10.11
KC482	CC	M	A	No	3,564	45,227	12.69
M12S10L	CC	M	IA	Yes	21,970	44,819	2.04
8N22B	CC	M	A	No	13,025	44,024	3.38
K3AS14D	CC	M	A	No	8,927	41,332	4.63
1ST1BE	CC	M	A	No	8,016	40,962	5.11
M5N12F	CC	M	A	No	10,741	40,601	3.78
4S14E	CC	M	A	Yes	14,831	40,489	2.73
K4S14E	CC	M	IA	Yes	14,831	40,489	2.73
K3N10AE	CC	M	IA	No	9,223	40,489	4.39
3S14AMA	CC	M	U	No	4,733	40,041	8.46
K15 HWC	CC	M	A	No	10,984	39,542	3.60
M5N12E	CC	M	A	No	7,387	39,299	5.32
M3N12A	CC	M	A	No	7,700	38,885	5.05
1AN04B	CC	M	A	No	2,962	38,476	12.99
1AN02B	CC	M	A	No	10,702	38,099	3.56
3N1057	CC	M	U	No	9,974	36,904	3.70
3N1070	CC	M	U	No	7,253	36,338	5.01
K1AS14C	CC	M	A	No	10,486	35,967	3.43
K1W10AC	CC	M	IA	Yes	13,536	35,735	2.64
1S1209	CC	M	A	No	6,312	35,473	5.62
M6N10H	CC	M	A	No	6,763	34,965	5.17
3S14AM1	CC	M	U	No	4,528	34,549	7.63
K4S12G	CC	M	IA	Yes	12,017	34,369	2.86

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K1S14A	CC	M	A	No	8,522	33,577	3.94
KC481	CC	M	A	No	3,686	33,506	9.09
2S07B	CC	M	A	No	5,519	33,114	6.00
M5N10A	CC	M	A	No	4,653	32,524	6.99
K1N10N	CC	M	IA	Yes	15,104	32,172	2.13
2S1452	CC	M	U	No	5,710	31,976	5.60
2S1453	CC	M	U	No	8,924	31,859	3.57
4NTB2	CC	M	A	No	6,353	31,765	5.00
K8 NH	CC	M	A	No	9,321	30,480	3.27
2E15E	CC	M	A	No	10,373	30,185	2.91
K2E15E	CC	M	A	No	10,373	30,185	2.91
8N08B	CC	M	A	No	4,732	29,386	6.21
K1E15D	CC	M	A	No	6,228	28,836	4.63
M6N10D	CC	M	A	No	8,626	28,638	3.32
K1W15H	CC	M	A	No	5,524	28,393	5.14
15N12A	CC	M	A	No	5,950	28,262	4.75
2N12BB	CC	M	A	No	4,625	28,028	6.06
3N13B	CC	M	A	No	5,031	28,023	5.57
8N07B	CC	M	A	No	4,908	27,730	5.65
K2W10AU	CC	M	IA	Yes	8,143	27,198	3.34
3N21B	CC	M	A	No	4,535	26,983	5.95
K8 NF	CC	M	A	No	8,212	26,853	3.27
K3AS14B	CC	M	IA	No	6,004	26,778	4.46
M16N10E	CC	M	A	No	6,432	26,050	4.05
8N33B	CC	M	A	No	9,979	26,045	2.61
6N03B	CC	M	A	No	4,601	25,904	5.63
8N31B	CC	M	A	No	12,796	25,720	2.01
K3S14A	CC	M	IA	Yes	11,548	25,290	2.19
3S14AM	CC	M	U	No	3,999	25,234	6.31
K1N1058	CC	M	U	No	5,176	25,155	4.86
M5N10B	CC	M	A	No	6,689	25,017	3.74
M1S10E	CC	M	IA	No	10,365	24,772	2.39
K1W15K	CC	M	A	No	7,222	24,771	3.43
4NTB1	CC	M	A	No	7,000	24,710	3.53
6N1009	CC	M	A	No	3,682	24,706	6.71
8N16B	CC	M	A	No	6,672	24,620	3.69
6N1212	CC	M	A	No	4,591	24,470	5.33
M5N12D	CC	M	A	No	4,165	24,365	5.85
M3N12E	CC	M	A	No	5,863	24,273	4.14
M5N12C	CC	M	A	Yes	10,357	24,235	2.34
K1N10C	CC	M	IA	Yes	9,178	24,046	2.62
K1W16A	CC	M	A	No	10,752	23,977	2.23
K1N1051	CC	M	U	No	6,306	23,332	3.70
M3N12J	CC	M	A	No	7,151	23,312	3.26
8N32B	CC	M	A	No	10,974	23,045	2.10
2S1451	CC	M	U	No	4,990	22,954	4.60
M1S12BT	CC	M	IA	Yes	9,921	22,620	2.28
3N14B	CC	M	A	No	6,987	22,358	3.20
3N32B	CC	M	A	No	4,883	22,218	4.55
2S05B	CC	M	A	No	3,861	22,124	5.73
3N06B	CC	M	A	No	3,373	22,059	6.54
1AN10B	CC	M	A	No	5,795	22,021	3.80
K8 NG	CC	M	A	No	6,708	21,935	3.27
M2S10H	CC	M	IA	No	7,426	21,832	2.94
2S1458	CC	M	U	No	4,418	21,737	4.92
3N04B	CC	M	A	No	4,773	21,669	4.54
KC807	CC	M	A	No	4,850	21,631	4.46

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
8N02B	CC	M	A	No	4,104	21,546	5.25
8N30B	CC	M	A	No	10,284	21,494	2.09
K1W15AF	CC	M	A	No	7,815	21,413	2.74
K3AS14A	CC	M	IA	No	4,616	21,372	4.63
2S06B	CC	M	A	No	4,916	21,237	4.32
8N24B	CC	M	A	No	6,598	21,180	3.21
2S1457	CC	M	U	No	4,438	20,415	4.60
K2E15D	CC	M	A	No	4,743	20,300	4.28
3N20B	CC	M	A	No	1,777	19,814	11.15
8N28B	CC	M	A	No	5,618	19,607	3.49
8N14B	CC	M	A	No	5,539	19,553	3.53
M6N10G	CC	M	A	No	3,255	19,530	6.00
K1AS14B	CC	M	A	No	5,623	19,287	3.43
5N01B	CC	M	A	No	2,670	19,117	7.16
6N02B	CC	M	A	No	4,038	19,100	4.73
M5N12B	CC	M	A	Yes	8,333	18,999	2.28
M6N12C	CC	M	A	No	6,772	18,962	2.80
3N27B	CC	M	A	No	6,169	18,815	3.05
6N05B	CC	M	A	No	3,922	18,590	4.74
4NTB3	CC	M	A	No	5,975	18,403	3.08
M9N09G	CC	M	A	No	4,611	18,398	3.99
K2N10AA	CC	M	IA	No	7,302	18,328	2.51
6N04B	CC	M	A	No	3,552	18,293	5.15
8N09B	CC	M	A	No	3,156	17,831	5.65
1AN03B	CC	M	A	No	7,798	17,701	2.27
4NTBR2	CC	M	A	No	5,642	17,377	3.08
K15 HWD	CC	M	A	No	5,322	17,350	3.26
M12S10D	CC	M	IA	Yes	7,346	17,337	2.36
6N1211	CC	M	A	No	2,504	17,202	6.87
K4W10AG	CC	M	IA	Yes	8,096	17,083	2.11
K1W15D	CC	M	A	No	7,110	17,064	2.40
3N18B	CC	M	A	No	2,240	17,024	7.60
8N70B	CC	M	A	No	3,931	17,021	4.33
8 N2A	CC	M	A	No	5,768	16,900	2.93
2S04B	CC	M	A	No	5,112	16,716	3.27
8N29B	CC	M	A	No	5,733	16,683	2.91
M3N12H	CC	M	A	No	5,029	16,445	3.27
3N01B	CC	M	A	No	5,109	16,298	3.19
3S14AXA	CC	M	A	No	2,716	16,269	5.99
KC741 C	CC	M	A	No	3,633	16,203	4.46
M6N10I	CC	M	A	No	5,946	16,054	2.70
8N15B	CC	M	A	No	2,930	15,998	5.46
K1W10AK	CC	M	IA	Yes	6,428	15,941	2.48
3N03B	CC	M	A	No	6,603	15,913	2.41
M3N12C	CC	M	A	No	5,721	15,733	2.75
3N1207	CC	M	A	No	3,954	15,460	3.91
K7N10AH	CC	M	A	No	3,494	15,374	4.40
3N1069	CC	M	U	No	2,890	15,346	5.31
6N1255	CC	M	A	No	3,832	15,328	4.00
K1W15J	CC	M	A	No	3,563	15,285	4.29
K2AS14D	CC	M	A	No	4,053	15,280	3.77
M1S12BO	CC	M	IA	No	3,021	15,226	5.04
K2AS14G	CC	M	A	No	3,701	15,211	4.11
W511 A	CC	M	A	No	4,902	15,196	3.10
M13N10C	CC	M	A	No	4,494	15,145	3.37
6N1213	CC	M	A	No	2,775	15,096	5.44
M2S12BC	CC	M	IA	Yes	5,013	14,838	2.96

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3N26B	CC	M	A	No	3,583	14,798	4.13
K17 AHA	CC	M	A	No	7,171	14,772	2.06
8N39B	CC	M	A	No	4,639	14,659	3.16
K1AS14G	CC	M	A	No	5,346	14,648	2.74
K1W15AC	CC	M	A	No	4,232	14,516	3.43
K3N10AF	CC	M	IA	No	3,809	14,284	3.75
K5N9AG	CC	M	A	No	4,250	14,238	3.35
M6N10B	CC	M	A	No	4,235	14,230	3.36
1NT4WW	CC	M	A	No	1,464	14,186	9.69
K1E15E	CC	M	A	No	5,877	14,105	2.40
K1W18A	CC	M	A	No	4,319	14,080	3.26
M5N11C	CC	M	A	No	6,782	14,039	2.07
K16 AA	CC	M	A	No	5,405	13,891	2.57
8N01B	CC	M	A	No	2,399	13,866	5.78
3N11B	CC	M	A	No	5,018	13,850	2.76
K1S14C	CC	M	A	No	3,862	13,787	3.57
K17 AHD	CC	M	A	No	3,820	13,752	3.60
3N24B	CC	M	A	No	5,519	13,742	2.49
K4W10AF	CC	M	IA	Yes	5,995	13,729	2.29
K1AS14J	CC	M	A	No	2,416	13,675	5.66
8N34B	CC	M	A	No	5,983	13,641	2.28
3N23B	CC	M	A	No	3,489	13,572	3.89
3N17B	CC	M	A	No	6,290	13,461	2.14
M3N12F	CC	M	A	No	4,127	13,413	3.25
KC898	CC	M	A	No	2,696	13,399	4.97
K2E15A	CC	M	A	No	4,598	13,380	2.91
2S124W	CC	M	A	No	4,110	13,316	3.24
K2AS14J	CC	M	A	No	3,876	13,295	3.43
1W15A	CC	M	A	No	5,789	13,199	2.28
K1W15E	CC	M	A	No	5,905	13,168	2.23
M9N10AB	CC	M	A	Yes	4,563	13,096	2.87
5N1253	CC	M	A	No	2,068	13,070	6.32
K2AS14F	CC	M	A	No	3,172	13,037	4.11
2N09A	CC	M	A	No	4,461	12,937	2.90
K18 AE	CC	M	A	No	3,250	12,805	3.94
K1W18H	CC	M	A	No	3,722	12,766	3.43
K7N10AC	CC	M	A	No	5,263	12,684	2.41
M9N09E	CC	M	A	No	5,984	12,626	2.11
K3N11AE	CC	M	A	No	3,072	12,626	4.11
8N38B	CC	M	A	No	3,495	12,582	3.60
5N1254	CC	M	A	No	2,630	12,519	4.76
1AN05B	CC	M	A	No	2,215	12,404	5.60
K5N9AF	CC	M	A	No	6,130	12,383	2.02
K5N10AA	CC	M	A	No	4,792	12,363	2.58
M9N09H	CC	M	A	No	3,959	12,312	3.11
3N31B	CC	M	A	No	5,362	12,225	2.28
K1W18D	CC	M	A	No	2,819	12,094	4.29
K5N9AB	CC	M	A	No	2,643	12,079	4.57
K1N10B	CC	M	IA	Yes	4,520	12,023	2.66
M5 NTC	CC	M	A	No	4,966	12,018	2.42
M6N10C	CC	M	A	No	2,302	11,993	5.21
3N28B	CC	M	A	No	3,152	11,946	3.79
6N1004	CC	M	A	No	2,431	11,936	4.91
K7N10AA	CC	M	A	No	3,186	11,916	3.74
K3AS14C	CC	M	IA	No	3,152	11,883	3.77
K1W15G	CC	M	A	No	3,408	11,689	3.43
M5 NTA	CC	M	A	No	5,699	11,683	2.05

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M12S10J	CC	M	IA	Yes	4,831	11,643	2.41
3S14AK	CC	M	U	No	2,254	11,586	5.14
K8 ND	CC	M	A	No	3,080	11,519	3.74
K4N11A	CC	M	A	No	5,260	11,467	2.18
8N03B	CC	M	A	No	3,163	11,418	3.61
2S03B	CC	M	A	No	2,653	11,408	4.30
3N25B	CC	M	A	No	2,749	11,353	4.13
3N22B	CC	M	A	No	3,367	11,313	3.36
M6N10E	CC	M	A	No	3,234	11,287	3.49
8N20B	CC	M	A	No	3,629	11,286	3.11
K8 NE	CC	M	A	No	3,304	11,134	3.37
1STB9N	CC	M	A	No	2,441	11,082	4.54
1STE1	CC	M	A	No	2,663	10,972	4.12
K1W10AF	CC	M	IA	Yes	3,965	10,943	2.76
K1W18C	CC	M	A	No	3,033	10,919	3.60
K2W10AM	CC	M	IA	Yes	4,809	10,916	2.27
M3N12D	CC	M	A	No	3,968	10,912	2.75
K7N10AE	CC	M	A	No	3,218	10,877	3.38
8N44B	CC	M	A	No	5,401	10,802	2.00
K1E15H	CC	M	A	No	2,333	10,802	4.63
6N1008	CC	M	A	No	2,025	10,692	5.28
3N10B	CC	M	A	No	3,421	10,674	3.12
3S14AG	CC	M	U	No	2,240	10,640	4.75
3N07B	CC	M	A	No	4,544	10,633	2.34
8N27B	CC	M	A	No	3,502	10,506	3.00
M9N09A	CC	M	A	No	3,200	10,368	3.24
K5N10AF	CC	M	A	No	1,528	10,192	6.67
K1AS14A	CC	M	A	No	2,466	10,135	4.11
2N07A	CC	M	A	No	2,962	10,041	3.39
8N43B	CC	M	A	No	4,611	10,006	2.17
8N12B	CC	M	A	No	3,974	9,975	2.51
2S1459	CC	M	U	No	1,546	9,972	6.45
2S01B	CC	M	A	No	2,303	9,903	4.30
8N25B	CC	M	A	No	3,706	9,895	2.67
K8 NA	CC	M	A	No	3,304	9,879	2.99
K5N9AD	CC	M	A	No	3,840	9,869	2.57
M9N10H	CC	M	IA	Yes	3,995	9,868	2.47
8N36B	CC	M	A	No	3,193	9,834	3.08
M12S11B	CC	M	IA	Yes	3,436	9,827	2.86
M1S12BI	CC	M	IA	No	2,935	9,774	3.33
K1W18E	CC	M	A	No	3,799	9,763	2.57
K1AS14K	CC	M	A	No	2,292	9,695	4.23
4NTB2S	CC	M	A	No	2,975	9,639	3.24
K2N10AB	CC	M	IA	No	4,702	9,639	2.05
K17 AHB	CC	M	A	No	2,786	9,556	3.43
K3N10AC	CC	M	IA	No	3,096	9,536	3.08
M12S12K	CC	M	IA	Y	3,241	9,529	2.94
M12S15K	CC	M	A	Yes	3,241	9,529	2.94
K1N10L	CC	M	IA	Yes	4,071	9,526	2.34
8N41B	CC	M	A	No	4,512	9,520	2.11
K1S14AK	CC	M	IA	Yes	4,446	9,470	2.13
8N45B	CC	M	A	No	3,691	9,449	2.56
KA340	CC	M	A	No	1,139	9,374	8.23
3N09B	CC	M	A	No	2,134	9,326	4.37
K2AS14H	CC	M	A	No	1,748	9,282	5.31
M5S12BE	CC	M	IA	Yes	3,189	9,184	2.88
KMHB	CC	M	A	No	4,114	9,174	2.23

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K2S14PX	CC	M	IA	Yes	3,255	9,049	2.78
K3AS14F	CC	M	A	No	2,629	9,017	3.43
8N21B	CC	M	A	No	3,397	8,968	2.64
M6N10L	CC	M	A	No	2,367	8,876	3.75
K1E15G	CC	M	A	No	3,445	8,854	2.57
3N02B	CC	M	A	No	2,754	8,813	3.20
K5N9AC	CC	M	A	No	2,471	8,747	3.54
M6N12D	CC	M	A	No	1,381	8,686	6.29
8N04B	CC	M	A	No	2,002	8,669	4.33
K1W15A	CC	M	A	No	3,798	8,659	2.28
K17 AHC	CC	M	A	No	1,859	8,607	4.63
K5N10AB	CC	M	A	No	2,526	8,538	3.38
2N16A	CC	M	A	No	2,507	8,499	3.39
2N15B	CC	M	A	No	2,795	8,497	3.04
3N1062	CC	M	U	No	1,804	8,443	4.68
K18 AD	CC	M	A	No	2,235	8,426	3.77
8N17B	CC	M	A	No	2,546	8,402	3.30
K1N10G	CC	M	IA	Yes	3,426	8,154	2.38
8N37B	CC	M	A	No	3,689	8,079	2.19
M16N10F	CC	M	A	No	3,607	8,008	2.22
K1W15B	CC	M	A	No	1,411	7,986	5.66
M14N10A	CC	M	A	No	1,699	7,985	4.70
M8N10B	CC	M	A	No	3,729	7,980	2.14
K15 HWA	CC	M	A	No	1,859	7,975	4.29
M5 NTB	CC	M	A	No	3,189	7,972	2.50
K1W15AD	CC	M	A	No	3,590	7,970	2.22
K2N10AE	CC	M	IA	No	2,343	7,779	3.32
8NTT9N	CC	M	A	No	2,090	7,775	3.72
K1S14B	CC	M	A	No	2,671	7,773	2.91
8N18B	CC	M	A	No	3,251	7,770	2.39
K3N11AB	CC	M	A	No	2,317	7,716	3.33
8N35B	CC	M	A	No	2,845	7,625	2.68
1AN1B	CC	M	A	No	1,855	7,624	4.11
1AN01B	CC	M	A	No	1,855	7,624	4.11
K1W18N	CC	M	A	No	1,640	7,593	4.63
M9N09D	CC	M	A	No	3,639	7,569	2.08
6N1011	CC	M	A	No	1,184	7,518	6.35
M9N09C	CC	M	A	No	3,452	7,491	2.17
3N16B	CC	M	A	No	3,440	7,362	2.14
K2W10AL	CC	M	IA	Yes	3,284	7,356	2.24
K2AS14A	CC	M	A	Yes	2,848	7,319	2.57
M3N09B	CC	M	A	No	2,842	7,276	2.56
M2S10A	CC	M	IA	No	1,109	7,186	6.48
K3N11AD	CC	M	A	No	1,973	7,162	3.63
K680	CC	M	A	No	1,798	7,084	3.94
1N1257	CC	M	A	No	1,989	7,061	3.55
K18 AG	CC	M	A	No	2,911	6,957	2.39
KA716	CC	M	A	No	1,609	6,903	4.29
K3S15D	CC	M	A	No	915	6,899	7.54
K3N10AG	CC	M	IA	No	2,076	6,892	3.32
M12S11Z	CC	M	IA	Yes	2,405	6,878	2.86
K1W15C	CC	M	A	No	1,724	6,844	3.97
8N40B	CC	M	A	No	3,094	6,838	2.21
3S14AT	CC	M	A	No	2,833	6,799	2.40
K7N10AF	CC	M	A	No	2,941	6,794	2.31
K18 AF	CC	M	A	No	1,587	6,792	4.28
3N19B	CC	M	A	No	1,933	6,785	3.51

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K5N10AE	CC	M	A	No	2,935	6,780	2.31
K2E15C	CC	M	A	No	1,313	6,749	5.14
M9N09B	CC	M	A	No	3,117	6,702	2.15
M6N10F	CC	M	A	No	1,917	6,690	3.49
K1N10AG	CC	M	U	No	2,877	6,646	2.31
2SFA1S	CC	M	A	No	2,132	6,588	3.09
M9N10K	CC	M	IA	Yes	2,318	6,514	2.81
M8N10J	CC	M	A	No	2,157	6,493	3.01
6N1003	CC	M	A	No	1,083	6,422	5.93
K1AS14H	CC	M	A	No	2,673	6,415	2.40
M12S12J	CC	M	IA	Y	2,530	6,376	2.52
M12S15J	CC	M	A	Yes	2,530	6,376	2.52
3N29B	CC	M	A	No	2,431	6,345	2.61
K1S14AH	CC	M	IA	Yes	2,076	6,145	2.96
M14N10C	CC	M	A	No	2,973	6,095	2.05
K1W18B	CC	M	A	No	2,369	6,088	2.57
M5N11A	CC	M	A	No	1,343	6,057	4.51
K1W18J	CC	M	A	No	1,312	5,852	4.46
M3N12K	CC	M	A	No	2,050	5,822	2.84
K3N10AD	CC	M	IA	No	2,876	5,781	2.01
M5N11B	CC	M	A	No	1,065	5,751	5.40
K8 NC	CC	M	A	No	1,603	5,723	3.57
3N1063	CC	M	U	No	1,346	5,707	4.24
M16N10G	CC	M	A	No	1,019	5,686	5.58
M1S12BH	CC	M	IA	Yes	2,454	5,644	2.30
K1W15F	CC	M	A	No	2,174	5,587	2.57
M2S10F	CC	M	IA	No	2,706	5,574	2.06
K2N10AC	CC	M	IA	No	2,740	5,562	2.03
K7N10AD	CC	M	A	No	2,170	5,512	2.54
8N19B	CC	M	A	No	1,766	5,422	3.07
8NTT2E	CC	M	A	No	2,344	5,391	2.30
8NTT1E	CC	M	A	No	1,245	5,366	4.31
2SFA3N	CC	M	A	No	2,101	5,358	2.55
K15 HWB	CC	M	A	No	1,542	5,289	3.43
M5N11D	CC	M	A	No	1,425	5,216	3.66
8N13B	CC	M	A	No	1,928	5,206	2.70
2SFA3S	CC	M	A	No	2,009	5,143	2.56
M9N10O	CC	M	IA	Yes	1,825	5,110	2.80
K3AS14E	CC	M	A	No	1,294	5,098	3.94
3S14AJP	CC	M	U	No	780	5,023	6.44
KA861	CC	M	A	No	1,329	5,010	3.77
1ST10N	CC	M	A	No	1,101	4,999	4.54
M6N10J	CC	M	A	No	2,240	4,950	2.21
M12S12P	CC	M	IA	Y	1,919	4,855	2.53
M12S15P	CC	M	A	Yes	1,919	4,855	2.53
M16N10B	CC	M	A	No	1,273	4,837	3.80
3S14AJ	CC	M	U	No	877	4,815	5.49
K7N10AG	CC	M	A	No	1,829	4,792	2.62
8N26B	CC	M	A	No	2,030	4,770	2.35
K1W18F	CC	M	A	No	2,090	4,661	2.23
8NTT7R	CC	M	A	No	969	4,642	4.79
M1S10B	CC	M	IA	No	720	4,543	6.31
3S14AS	CC	M	A	No	1,197	4,513	3.77
3N30B	CC	M	A	No	2,107	4,488	2.13
3S14AL1	CC	M	U	No	1,420	4,430	3.12
K3S15E	CC	M	A	No	1,151	4,339	3.77
M6N10K	CC	M	A	No	1,884	4,333	2.30

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K3S15C	CC	M	A	No	1,112	4,192	3.77
K5N9AA	CC	M	A	No	1,157	4,015	3.47
K3AS14H	CC	M	A	No	1,062	4,004	3.77
K3W10AE	CC	M	IA	Yes	1,989	3,978	2.00
2SFA2S	CC	M	A	No	1,843	3,944	2.14
K3AS14G	CC	M	A	No	1,877	3,867	2.06
3N08B	CC	M	A	No	949	3,787	3.99
5N02B	CC	M	A	No	519	3,716	7.16
K1W15L	CC	M	A	No	706	3,629	5.14
M10N10E	CC	M	IA	Yes	1,096	3,485	3.18
1ST5S	CC	M	A	No	991	3,459	3.49
3S14A2WP	CC	M	P	No	508	3,419	6.73
M3N09A	CC	M	A	No	1,662	3,390	2.04
M3N09C	CC	M	A	No	1,135	3,292	2.90
2SFA2N	CC	M	A	No	1,521	3,255	2.14
TDN5N2	CC	M	A	No	784	3,230	4.12
M10N10G	CC	M	IA	Yes	1,406	3,178	2.26
1STB6N	CC	M	A	No	989	2,997	3.03
K1AS14F	CC	M	A	No	1,017	2,959	2.91
K1S14AF	CC	M	IA	Yes	1,168	2,733	2.34
M12S12G	CC	M	IA	Y	1,070	2,557	2.39
M12S15G	CC	M	A	Yes	1,070	2,557	2.39
M9N10N	CC	M	IA	Yes	1,162	2,522	2.17
3S14A 2WP1	CC	M	U	No	416	2,463	5.92
6N127D	CC	M	A	No	600	2,352	3.92
K1W18G	CC	M	A	No	897	2,305	2.57
M3N09E	CC	M	A	No	1,023	2,302	2.25
K2S14C	CC	M	IA	Yes	1,070	2,279	2.13
K2S14A	CC	M	IA	Yes	986	2,238	2.27
M10N10J	CC	M	IA	Yes	990	2,119	2.14
8NTT7N	CC	M	A	No	804	2,082	2.59
K4S12P	CC	M	IA	Yes	690	2,042	2.96
M2S10E	CC	M	IA	No	592	1,989	3.36
K1E15B	CC	M	A	No	866	1,931	2.23
M1S12BA	CC	M	IA	Yes	631	1,596	2.53
K3S15B	CC	M	A	No	555	1,521	2.74
3S14A 1WP1	CC	M	U	No	395	1,232	3.12
K2AS14C	CC	M	A	No	262	988	3.77
M12S12H	CC	M	IA	Y	444	888	2.00
M12S15H	CC	M	A	Yes	444	888	2.00
M10N10D	CC	M	IA	Yes	246	758	3.08
K1W18L	CC	M	A	No	279	622	2.23

					2,237,498	9,322,400	4.17

4 N6A	CD	ID	U	No	45,670	210,539	4.61
5 N6A	CD	ID	U	No	40,393	153,897	3.81
5 N B	CD	ID	U	No	35,708	107,481	3.01
4 N3A	CD	ID	U	No	25,548	104,491	4.09
3 N3A	CD	ID	U	No	21,504	95,478	4.44
5 N5A	CD	ID	U	No	16,991	89,373	5.26
4 N4A	CD	ID	U	No	19,358	87,692	4.53
6 S4B	CD	ID	U	No	16,596	87,461	5.27
3 N6A	CD	ID	U	No	18,668	82,886	4.44
4 N1A	CD	ID	U	No	26,805	80,415	3.00
4 N3B	CD	ID	U	No	19,013	77,763	4.09

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3 N5A	CD	ID	U	No	15,486	77,740	5.02
6 S4A	CD	ID	U	No	14,525	76,547	5.27
6 S6A	CD	ID	U	No	19,802	74,852	3.78
6 S6B	CD	ID	U	No	19,259	72,799	3.78
5 N7A	CD	ID	U	No	15,018	64,878	4.32
5 N7B	CD	ID	U	No	15,018	64,878	4.32
4 N8A	CD	ID	U	No	18,988	63,230	3.33
4 N7A	CD	ID	U	No	14,352	62,001	4.32
3 N4A	CD	ID	U	No	12,725	60,826	4.78
4 N1B	CD	ID	U	No	20,197	59,379	2.94
6 S5B	CD	ID	U	No	12,182	52,748	4.33
6 S5A	CD	ID	U	No	11,442	49,544	4.33
6 S7D	CD	ID	U	No	14,673	47,541	3.24
5 N8A	CD	ID	U	No	19,876	45,317	2.28
5 N1A	CD	ID	U	No	11,886	45,167	3.80
6 SA	CD	ID	U	No	13,982	43,484	3.11
6 S2D	CD	ID	U	No	8,680	43,313	4.99
3 N7A	CD	ID	U	No	14,401	40,035	2.78
5 N1B	CD	ID	U	No	10,111	38,422	3.80
6 S2C	CD	ID	U	No	7,620	38,024	4.99
6 S3B	CD	ID	U	No	9,667	37,315	3.86
6 S3A	CD	ID	U	No	9,617	37,122	3.86
4 N5A	CD	ID	U	No	7,497	35,986	4.80
6 S8B	CD	ID	U	No	11,935	34,612	2.90
6 S2A	CD	ID	U	No	6,560	34,243	5.22
6 S1A	CD	ID	U	No	7,842	34,191	4.36
6 S8A	CD	ID	U	No	11,467	33,254	2.90
6 S7C	CD	ID	U	No	10,160	32,918	3.24
4 N7B	CD	ID	U	No	11,738	32,632	2.78
4 N2D	CD	ID	U	No	7,941	32,479	4.09
4 N2A	CD	ID	U	No	10,752	31,611	2.94
4 N2B	CD	ID	U	No	9,568	28,130	2.94
2 N6A	CD	ID	U	No	8,976	26,928	3.00
2 N7A	CD	ID	U	No	8,976	26,928	3.00
6 SB	CD	ID	U	No	6,732	26,187	3.89
3 N2A	CD	ID	U	No	6,560	25,190	3.84
6 S7A	CD	ID	U	No	6,584	24,888	3.78
4 N7D	CD	ID	U	No	7,299	24,306	3.33
5 NA	CD	ID	U	No	7,225	22,470	3.11
5 N2A	CD	ID	U	No	4,981	21,020	4.22
4 N7C	CD	ID	U	No	5,031	18,766	3.73
3 N5B	CD	ID	U	No	3,600	18,072	5.02
4 N2C	CD	ID	U	No	4,685	14,055	3.00
6 S7B	CD	ID	U	No	3,526	13,328	3.78
5 N7D	CD	ID	U	No	3,206	11,958	3.73
5 N7C	CD	ID	U	No	2,170	8,398	3.87
6 S7E	CD	ID	U	No	2,170	8,398	3.87
6 S2B	CD	ID	U	No	1,307	6,823	5.22

					774,249	3,000,409	3.88

2E12AA	CE	ID		No	26,715	73,466	2.75
8E11AB	CE	ID		No	8,138	20,101	2.47

					34,853	93,567	2.68

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t

2 E5J	CE	IF		No	21,783	92,360	4.24
2W12SK	CE	IF		No	29,112	88,500	3.04
2 E6J	CE	IF	U	No	4,905	20,797	4.24

					55,800	201,657	3.61

7 E5N	CE	M	A	No	331,348	1,133,210	3.42
2E12M	CE	M	U	No	74,364	213,425	2.87
2E12L	CE	M	U	No	76,939	201,580	2.62
2E12K	CE	M	U	No	68,890	193,581	2.81
2E12N	CE	M	U	No	56,965	166,338	2.92
TUK3B	CE	M	U	No	41,128	164,512	4.00
2 E6K	CE	M	A	No	36,351	154,128	4.24
21 LED	CE	M	U	No	34,332	145,568	4.24
2E12Q	CE	M	U	No	33,428	132,041	3.95
2E12V	CE	M	A	No	33,463	121,805	3.64
7 E5M	CE	M	A	No	33,663	121,187	3.60
1E12AE	CE	M	U	No	32,798	112,497	3.43
2E12R	CE	M	A	No	27,777	107,775	3.88
1E12AD	CE	M	U	No	33,154	99,794	3.01
2E12U	CE	M	A	No	24,952	91,324	3.66
2W12SM	CE	M	U	No	27,400	83,296	3.04
2W12NB	CE	M	U	No	17,896	82,501	4.61
21 LEA	CE	M	U	No	17,398	80,379	4.62
2E12S	CE	M	U	No	18,495	79,159	4.28
7 E5E	CE	M	U	No	12,326	67,793	5.50
7E5NP	CE	M	P	No	19,885	67,211	3.38
1E12A	CE	M	P	No	15,417	65,985	4.28
2W12SD	CE	M	U	No	14,650	65,339	4.46
2E12H	CE	M	U	No	17,098	65,314	3.82
10UK3F	CE	M	U	No	16,422	59,940	3.65
2E12T	CE	M	U	No	16,892	58,615	3.47
7 E5A	CE	M	U	No	15,948	57,413	3.60
2E12X	CE	M		No	14,906	57,090	3.83
2W12ND	CE	M	U	No	11,447	54,946	4.80
1W12F	CE	M	U	No	15,314	52,527	3.43
5W11F	CE	M	U	No	12,744	48,045	3.77
21 LEC	CE	M	U	No	10,885	46,588	4.28
TUK3A	CE	M	U	No	9,376	46,317	4.94
1E12F	CE	M	U	No	8,178	42,035	5.14
2E12A	CE	M	U	No	8,092	41,593	5.14
2E12F	CE	M	U	No	6,069	41,573	6.85
8E10E	CE	M	U	No	9,974	40,993	4.11
2E6KP	CE	M	P	No	9,088	38,533	4.24
10UK3E	CE	M	U	No	10,204	37,347	3.66
2E12W	CE	M		No	9,796	36,833	3.76
1W12B	CE	M	U	No	11,919	36,711	3.08
1E12AC	CE	M	U	No	15,289	35,776	2.34
2W12SH	CE	M	U	No	7,827	33,656	4.30
1E12D	CE	M	U	No	8,557	33,372	3.90
5W11A	CE	M	U	No	8,979	30,798	3.43
2W12SE	CE	M	U	No	6,439	30,714	4.77
2E12VP	CE	M	P	No	8,366	30,452	3.64
7E5MP	CE	M	P	No	8,417	30,301	3.60
2 E5F	CE	M	U	No	5,447	28,869	5.30

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
2E12RP	CE	M	P	No	6,944	26,943	3.88
2W12SA	CE	M	U	No	7,830	26,857	3.43
2 E6G	CE	M	U	No	7,000	26,390	3.77
2 E5E	CE	M	P	No	5,103	26,229	5.14
2E12J	CE	M	U	No	6,839	26,193	3.83
2E12G	CE	M	U	No	10,061	25,857	2.57
3E10B	CE	M	U	No	7,266	25,722	3.54
2E12Y	CE	M		No	7,288	24,998	3.43
21 LEB	CE	M	U	No	5,169	24,656	4.77
8E10A	CE	M	U	No	5,778	24,325	4.21
5W11J	CE	M	P	No	5,583	24,286	4.35
1E12E	CE	M	U	No	4,018	24,068	5.99
5W11B	CE	M	P	No	7,479	23,933	3.20
8E10J	CE	M	U	No	4,833	23,730	4.91
1E12AA	CE	M	U	No	7,922	23,449	2.96
2 E6F	CE	M	U	No	10,308	22,987	2.23
2E12UP	CE	M	P	No	6,238	22,831	3.66
8E10C	CE	M	U	No	3,774	22,644	6.00
5W11E	CE	M	P	No	4,807	22,256	4.63
3E10C	CE	M	U	No	5,447	21,407	3.93
2W12SF	CE	M	U	No	4,935	21,122	4.28
8E10G	CE	M	U	No	4,242	20,913	4.93
1W12C	CE	M	U	No	4,357	20,129	4.62
7 E5C	CE	M	U	No	5,936	19,589	3.30
1W12D	CE	M	U	No	3,190	19,459	6.10
2W12SB	CE	M	U	No	4,932	19,383	3.93
10UK3G	CE	M	U	No	4,547	19,279	4.24
8E10L	CE	M	U	No	4,661	19,063	4.09
7 E5B	CE	M	P	No	5,380	18,830	3.50
8E11AH	CE	M	U	No	3,041	18,672	6.14
1E12B	CE	M	U	No	2,762	18,533	6.71
2 E6A	CE	M	U	No	3,194	18,525	5.80
TUK3D	CE	M	U	No	5,595	18,464	3.30
TUK3C	CE	M	U	No	6,561	18,174	2.77
10UK3H	CE	M	U	No	3,349	17,582	5.25
1E12AB	CE	M	U	No	6,730	17,431	2.59
2W12SG	CE	M	U	No	4,013	17,256	4.30
1E12C	CE	M	U	No	3,201	16,997	5.31
5W11D	CE	M	U	No	4,930	16,910	3.43
2E12Z	CE	M		No	6,028	16,758	2.78
1W12G	CE	M	U	No	6,638	15,931	2.40
8E11AF	CE	M	U	No	5,262	15,312	2.91
2W12NC	CE	M	U	No	3,277	15,304	4.67
5W11K	CE	M	P	No	3,274	15,060	4.60
2E12C	CE	M	U	No	2,711	14,856	5.48
2E12B	CE	M	U	No	3,420	14,638	4.28
7 E5G	CE	M	U	No	3,358	14,372	4.28
2 E6D	CE	M	U	No	2,514	13,777	5.48
2W12NA	CE	M	U	No	4,402	13,514	3.07
8E10M	CE	M	U	No	4,167	12,834	3.08
2W12SC	CE	M	P	No	3,467	12,828	3.70
7 E5L	CE	M	U	No	2,074	12,444	6.00
2 E6B	CE	M	U	No	3,030	11,817	3.90
7 E5J	CE	M	U	No	2,807	11,509	4.10
2W12SJ	CE	M	U	No	2,528	10,997	4.35
8E10K	CE	M	U	No	3,576	10,585	2.96
3E10F	CE	M	U	No	2,455	10,507	4.28

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3E10J	CE	M	U	No	2,141	10,277	4.80
2E12E	CE	M	U	No	2,704	10,194	3.77
2 E5G	CE	M	U	No	2,121	10,181	4.80
3E10E	CE	M	U	No	3,696	9,979	2.70
2 E5B	CE	M	P	No	2,338	9,609	4.11
8E11AA	CE	M	U	No	1,975	9,480	4.80
7 E5H	CE	M	U	No	2,039	9,420	4.62
8E10H	CE	M	U	No	2,116	9,416	4.45
8E10N	CE	M	U	No	1,874	9,201	4.91
5W11H	CE	M	P	No	1,938	8,973	4.63
3E10D	CE	M	U	No	2,137	8,762	4.10
10E10A	CE	M	U	No	2,022	8,553	4.23
10E10C	CE	M	U	No	2,300	8,280	3.60
7 E5K	CE	M	U	No	2,536	8,267	3.26
2 E5D	CE	M	P	No	1,999	8,216	4.11
3E10K	CE	M	U	No	2,174	7,805	3.59
3E10A	CE	M	U	No	2,499	7,697	3.08
2E12D	CE	M	U	No	1,495	7,684	5.14
2 E6C	CE	M	P	No	1,714	7,627	4.45
10E10E	CE	M	U	No	3,415	7,615	2.23
2W12SL	CE	M	U	No	1,747	7,599	4.35
8E11AG	CE	M	U	No	3,330	7,426	2.23
3E10G	CE	M	U	No	2,389	7,406	3.10
10E10D	CE	M	U	No	2,271	7,403	3.26
2 E6E	CE	M	U	No	2,005	7,218	3.60
2 E6H	CE	M	U	No	3,210	7,158	2.23
8E10D	CE	M	U	No	2,060	6,345	3.08
5W11G	CE	M	P	No	2,226	5,943	2.67
7 E5F	CE	M	U	No	1,626	5,854	3.60
8E10F	CE	M	U	No	1,282	5,743	4.48
3E10H	CE	M	U	No	1,452	5,663	3.90
10E10B	CE	M	U	No	1,524	5,486	3.60
5W11L	CE	M	P	No	1,671	4,579	2.74
7 E5D	CE	M	P	No	1,588	4,129	2.60
2 E5C	CE	M	P	No	1,066	3,656	3.43
8E10O	CE	M	U	No	792	2,622	3.31
8E10B	CE	M	P	No	412	2,328	5.65

					1,722,807	6,229,688	3.62

6 KWF	CN	ID		No	34,524	198,513	5.75
4MKEA	CN	ID		No	15,344	165,562	10.79
4 KEG	CN	ID		No	8,352	80,346	9.62
6 KWB	CN	ID		No	13,714	72,273	5.27
4 KEB	CN	ID		No	23,735	65,271	2.75
4 KER	CN	ID		No	8,220	54,745	6.66
4 KEE	CN	ID		No	9,453	54,355	5.75
4 KVC	CN	ID		No	16,867	49,420	2.93
4 KEF	CN	ID		No	16,221	48,663	3.00
4 KVB	CN	ID		No	11,590	42,072	3.63
4 KEK	CN	ID		No	8,821	41,459	4.70
6 KWD	CN	ID		No	13,358	41,143	3.08
6 KWA	CN	ID		No	9,686	40,778	4.21
4 KVD	CN	ID		No	4,192	39,531	9.43
4 KEN	CN	ID		No	7,768	36,277	4.67
4 KEL	CN	ID		No	11,837	31,368	2.65

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
4KED	CN	ID		No	11,294	30,381	2.69
4KET	CN	ID		No	3,124	30,022	9.61
6KWC	CN	ID		No	6,982	29,045	4.16
4KEJ	CN	ID		No	9,898	28,506	2.88
4KEH	CN	ID		No	5,901	26,200	4.44
4KEA	CN	ID		No	4,275	24,752	5.79
4KEM	CN	ID		No	3,477	15,229	4.38
4KEC	CN	ID		No	919	7,251	7.89

					259,552	1,253,162	4.83

6KEK	CN	IF		No	712,400	3,298,412	4.63
4KEAC	CN	IF		No	234,763	2,040,090	8.69
6KEM	CN	IF		No	388,395	1,903,136	4.90
6KEL	CN	IF		No	388,395	1,887,600	4.86
6KEJ	CN	IF		No	189,060	875,348	4.63
4KEAH	CN	IF		No	184,950	776,790	4.20
4KEAA	CN	IF		No	217,830	655,668	3.01
4KEAJ	CN	IF		No	75,213	588,166	7.82
4KEAG	CN	IF		No	75,213	588,166	7.82
4KEAB	CN	IF		No	36,300	323,796	8.92
4KEAE	CN	IF		No	74,802	314,168	4.20
4KEY	CN	IF		No	54,449	312,537	5.74
4KEAF	CN	IF		No	33,428	261,407	7.82
4KEZ	CN	IF		No	86,310	258,930	3.00
4KEW	CN	IF		No	61,650	258,930	4.20
4KEX	CN	IF		No	79,898	240,493	3.01
NSA31	CN	IF		No	4,626	174,400	37.70
NSA30	CN	IF		No	5,701	27,194	4.77
KNSA4	CN	IF		No	3,281	21,884	6.67
NSA9	CN	IF		No	4,895	21,832	4.46
KNSA26	CN	IF		No	4,088	19,254	4.71
NSA25	CN	IF		No	4,895	18,454	3.77
NSA4	CN	IF		No	4,088	18,232	4.46
KNSA9	CN	IF		No	4,895	16,790	3.43
KNSA30	CN	IF		No	6,562	13,518	2.06
CNSA31	CN	IF		No	4,088	9,075	2.22

					2,940,175	14,924,270	5.08

NEM22	CW	ID	A	No	153,769	1,214,775	7.90
NEM23	CW	ID	A	No	88,965	702,824	7.90
NEM7	CW	ID	A	No	15,398	86,229	5.60

					258,132	2,003,828	7.76

NEM24	CW	IF	U	No	195,141	468,338	2.40
NEM21	CW	IF	A	No	64,219	218,345	3.40
NEM18	CW	IF	U	No	81,807	171,795	2.10

					341,167	858,478	2.52

NEM11	CW	M	A	No	10,433	81,377	7.80

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
NEM17	CW	M	U	No	38,606	81,073	2.10
NEM3	CW	M	A	No	14,323	80,209	5.60
NEM14	CW	M	A	No	15,218	65,437	4.30
NEM6	CW	M	A	No	15,106	57,403	3.80
NEM10	CW	M	A	No	11,708	52,686	4.50
NEM5	CW	M	A	No	5,984	37,101	6.20
NEM8	CW	M	A	No	8,256	35,501	4.30
NEM4	CW	M	A	No	9,734	33,096	3.40
NEM12	CW	M	A	No	13,119	31,486	2.40
NEM13	CW	M	A	No	5,770	12,694	2.20
NEM20	CW	M	A	No	1,757	11,948	6.80
NEM19	CW	M	U	No	1,427	9,704	6.80
NEM2	CW	M	A	No	1,684	8,757	5.20
NEM16	CW	M	A	No	2,376	5,227	2.20

					155,501	603,699	3.88

K609 M	GA	ID		Yes	36,065	101,343	2.81
K506 B	GA	ID	u	No	43,037	87,795	2.04
K611 B	GA	ID		Yes	13,871	60,200	4.34
CK615 E	GA	ID	A	Yes	22,194	50,380	2.27
K506 A	GA	ID	A	No	8,463	34,444	4.07
CK819 A	GA	ID		Yes	6,658	23,170	3.48
K407 F	GA	ID		Yes	9,980	21,357	2.14
K410 E	GA	ID	A	Yes	3,502	13,728	3.92
K811 Z	GA	ID		Yes	3,862	13,015	3.37
K811 AC	GA	ID		Yes	4,784	11,529	2.41
K811 AB	GA	ID		Yes	2,431	9,141	3.76

					154,847	426,102	2.75

K812 W	GA	IF	A	Yes	24,044	133,685	5.56
K915 G	GA	IF	U	Yes	11,097	104,201	9.39
K812 WD	GA	IF	A	Yes	14,796	82,266	5.56
K812 WB	GA	IF	A	Yes	14,796	82,266	5.56
K705 A	GA	IF		No	23,427	76,372	3.26
K511 E	GA	IF		Yes	18,495	75,275	4.07
K410 C	GA	IF	A	Yes	12,744	63,847	5.01
K611 S	GA	IF	A	Yes	12,172	61,347	5.04
K915 E	GA	IF	U	Yes	17,854	59,275	3.32
CK819 M	GA	IF		Yes	13,563	47,199	3.48
K812 WA	GA	IF	A	Yes	6,841	38,036	5.56
K812 WC	GA	IF	A	Yes	6,658	37,018	5.56
CK819 G	GA	IF		Yes	9,785	34,052	3.48
K811 S	GA	IF		Yes	9,531	23,637	2.48
K915 F	GA	IF	U	Yes	1,159	12,390	10.69

					196,962	930,866	4.73

K606 B	GA	M	A	No	19,883	104,783	5.27
K612 B	GA	M	A	Yes	21,474	86,755	4.04
K606 A	GA	M	A	Yes	38,068	77,659	2.04
CK615 PY	GA	M	P	Yes	7,018	68,636	9.78
A0805 G	GA	M	U	No	20,234	67,784	3.35

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K907 H	GA	M	A	No	16,276	65,267	4.01
K507 D	GA	M	A	Yes	14,924	64,024	4.29
K809 B	GA	M	U	Yes	17,318	52,820	3.05
B908 M	GA	M	U	Yes	7,040	47,942	6.81
A0805 M	GA	M	U	No	11,998	45,952	3.83
K910 G	GA	M	U	No	20,305	43,859	2.16
A0805 A	GA	M	U	No	11,369	42,975	3.78
K807 F	GA	M	U	Yes	16,939	41,839	2.47
K907 B	GA	M	A	Yes	9,415	41,238	4.38
CK819 F	GA	M	A	Yes	11,837	41,193	3.48
CK615 F	GA	M	A	Yes	17,282	39,230	2.27
K907 A	GA	M	A	Yes	10,229	37,234	3.64
K607 E	GA	M	A	Yes	8,384	36,890	4.40
K911 H	GA	M	U	No	12,589	34,368	2.73
K609 L	GA	M	A	Yes	11,933	33,532	2.81
K809 F	GA	M	U	Yes	9,637	33,055	3.43
K410 F	GA	M	A	Yes	6,922	29,003	4.19
K608 F	GA	M	A	Yes	14,170	28,907	2.04
K911 B	GA	M	U	No	6,213	28,269	4.55
K910 D	GA	M	IA	No	9,946	27,749	2.79
K608 D	GA	M	A	Yes	10,875	27,514	2.53
K811 B	GA	M	A	Yes	8,725	26,262	3.01
K907 C	GA	M	A	Yes	5,992	26,245	4.38
CK815 PX	GA	M	P	Yes	4,392	25,342	5.77
K811 E	GA	M	A	Yes	8,944	24,059	2.69
K612 F	GA	M	U	No	8,668	23,577	2.72
CK815 PZ	GA	M	P	Yes	3,336	22,985	6.89
K510 H	GA	M	U	Yes	11,418	22,836	2.00
K510 F	GA	M	P	Yes	3,198	22,290	6.97
K912 H	GA	M	U	No	5,857	21,788	3.72
K809 D	GA	M	U	Yes	3,087	21,763	7.05
B908 P	GA	M	U	Yes	3,743	21,185	5.66
A0920 V	GA	M	U	No	6,642	20,125	3.03
A0920 W	GA	M	U	No	8,976	19,119	2.13
K610 M	GA	M	A	Yes	6,705	18,841	2.81
K811 G	GA	M	A	Yes	6,249	18,747	3.00
CK815 A	GA	M	A	Yes	6,954	18,498	2.66
K912 K	GA	M	U	No	3,746	18,093	4.83
K608 E	GA	M	A	Yes	4,375	17,850	4.08
K407 H	GA	M	P	Yes	3,211	17,725	5.52
K611 M	GA	M	A	Yes	4,079	17,703	4.34
A0920 X	GA	M	U	No	8,463	17,180	2.03
K506 C	GA	M	p	Yes	154	17,139	111.29
NKO814B	GA	M	U	No	3,808	16,869	4.43
K811 I	GA	M	A	Yes	6,108	16,614	2.72
K611 J	GA	M	P	Yes	3,963	16,486	4.16
CK615 PZ	GA	M	P	Yes	2,493	16,354	6.56
K607 PY	GA	M	P	Yes	3,184	16,270	5.11
K610 U	GA	M	A	Yes	6,495	16,108	2.48
K810 N	GA	M	IA	Yes	5,762	15,903	2.76
K608 S	GA	M	A	Yes	6,264	15,848	2.53
B908 J	GA	M	A	Yes	6,717	15,583	2.32
K610 K	GA	M	P	Yes	2,207	15,427	6.99
K911 D	GA	M	U	No	5,610	15,259	2.72
A0809 A	GA	M	U	No	3,273	15,252	4.66
B908 A	GA	M	P	Yes	1,726	14,913	8.64
A0805 K	GA	M	U	No	4,750	14,630	3.08

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K813 F	GA	M	A	Yes	5,388	14,009	2.60
K807 K	GA	M	U	Yes	2,534	13,937	5.50
K815 B	GA	M	A	Yes	4,488	13,868	3.09
K410 G	GA	M	A	Yes	3,267	13,689	4.19
CK819 E	GA	M	A	Yes	3,886	13,523	3.48
K607 PZ	GA	M	P	Yes	2,436	12,984	5.33
K912 L	GA	M	U	No	3,410	12,890	3.78
K806 G	GA	M	U	Yes	5,675	12,825	2.26
K911 F	GA	M	U	No	5,976	12,609	2.11
K806 D	GA	M	U	Yes	3,499	12,561	3.59
B908 K	GA	M	U	Yes	4,639	12,154	2.62
K807 C	GA	M	P	Yes	3,658	12,145	3.32
K409 D	GA	M	A	Yes	5,117	11,974	2.34
K608 U	GA	M	A	Yes	3,122	11,957	3.83
K811 Y	GA	M	P	Yes	2,636	11,361	4.31
K406 J	GA	M	P	Yes	2,767	11,123	4.02
CK815 PY	GA	M	P	Yes	1,598	11,010	6.89
K813 G	GA	M	P	Yes	2,049	10,983	5.36
A0805 B	GA	M	U	No	3,988	10,887	2.73
K812 S	GA	M	A	Yes	3,847	10,733	2.79
K815 AP	GA	M	P	Yes	1,312	10,588	8.07
K811 F	GA	M	U	Yes	2,880	10,454	3.63
K809 A	GA	M	P	Yes	4,270	10,419	2.44
B908 D	GA	M	P	Yes	1,337	10,295	7.70
CK615 PX	GA	M	P	Yes	1,874	10,176	5.43
K611 L	GA	M	U	No	2,994	9,820	3.28
K809 G	GA	M	P	Yes	1,744	9,627	5.52
K814 F	GA	M	A	Yes	2,441	9,618	3.94
K611 C	GA	M	P	Yes	2,994	9,551	3.19
B908 N	GA	M	U	Yes	1,179	9,515	8.07
K507 E	GA	M	A	Yes	2,214	9,498	4.29
B908 B	GA	M	U	Yes	1,780	9,487	5.33
K807 J	GA	M	U	Yes	3,998	9,475	2.37
A0805 F	GA	M	U	No	2,743	9,408	3.43
B908 H	GA	M	P	Yes	1,827	9,373	5.13
K510 E	GA	M	P	Yes	3,862	9,307	2.41
KR409 C	GA	M	A	Yes	2,471	9,291	3.76
CK817 A	GA	M	A	Yes	2,126	9,206	4.33
K706 B	GA	M	U	Yes	1,683	9,021	5.36
K914 A	GA	M	P	Yes	1,608	8,989	5.59
K610 F	GA	M	P	Yes	3,149	8,880	2.82
K810 A	GA	M	P	Yes	1,238	8,678	7.01
A0920 U	GA	M	U	No	4,228	8,583	2.03
K610 J	GA	M	P	Yes	1,923	8,577	4.46
K607 PV	GA	M	P	Yes	1,660	8,566	5.16
B908 E	GA	M	U	Yes	2,254	8,520	3.78
K509 H	GA	M	P	Yes	1,835	8,514	4.64
B908 C	GA	M	U	Yes	2,520	8,417	3.34
K811 C	GA	M	P	Yes	1,497	8,189	5.47
K810 D	GA	M	P	Yes	926	8,177	8.83
K606 C	GA	M	U	No	1,152	8,110	7.04
K607 PX	GA	M	P	Yes	1,216	7,977	6.56
K813 H	GA	M	A	Yes	2,542	7,779	3.06
K611 N	GA	M	P	Yes	1,529	7,706	5.04
K912 J	GA	M	U	No	1,850	7,530	4.07
K609 J	GA	M	P	Yes	1,142	7,514	6.58
K808 E	GA	M	P	Yes	901	7,451	8.27

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K811 T	GA	M	A	Yes	2,133	7,188	3.37
K609 F	GA	M	A	Yes	3,174	7,046	2.22
K609 D	GA	M	A	Yes	1,825	6,917	3.79
K510 A	GA	M	P	Yes	809	6,763	8.36
K812 K	GA	M	P	Yes	1,154	6,739	5.84
K509 L	GA	M	P	Yes	964	6,738	6.99
K915 B	GA	M	P	Yes	829	6,707	8.09
CK819 B	GA	M	A	Yes	1,899	6,609	3.48
K807 E	GA	M	P	Yes	1,258	6,529	5.19
K608 B	GA	M	P	Yes	1,376	6,467	4.70
K608 N	GA	M	P	Yes	668	6,339	9.49
K608 L	GA	M	P	Yes	1,610	6,311	3.92
K811 J	GA	M	A	Yes	2,165	6,278	2.90
K706 A	GA	M	U	No	417	6,268	15.03
K607 C	GA	M	P	Yes	1,063	6,134	5.77
K408 A	GA	M	A	Yes	1,822	6,122	3.36
K811 X	GA	M	A	Yes	1,813	6,055	3.34
K912 F	GA	M	P	Yes	1,100	6,050	5.50
K808 L	GA	M	P	Yes	786	6,021	7.66
K911 C	GA	M	U	No	1,202	5,902	4.91
K815 C	GA	M	A	Yes	2,335	5,884	2.52
K911 E	GA	M	U	No	2,004	5,872	2.93
K608 J	GA	M	P	Yes	1,729	5,827	3.37
K807 A	GA	M	P	Yes	1,101	5,714	5.19
A0920 Q	GA	M	U	No	2,741	5,646	2.06
K610 C	GA	M	P	Yes	1,973	5,544	2.81
K609 E	GA	M	A	Yes	2,367	5,491	2.32
K810 C	GA	M	P	Yes	1,029	5,464	5.31
K610 E	GA	M	P	Yes	2,219	5,259	2.37
K807 H	GA	M	U	Yes	584	5,215	8.93
K806 E	GA	M	P	Yes	849	5,035	5.93
CK817 C	GA	M	P	Yes	868	4,869	5.61
K810 B	GA	M	IA	Yes	1,348	4,853	3.60
K812 D	GA	M	P	Yes	883	4,848	5.49
K808 F	GA	M	P	Yes	1,915	4,692	2.45
B908 F	GA	M	P	Yes	676	4,691	6.94
K509 K	GA	M	U	Yes	959	4,680	4.88
K806 C	GA	M	U	Yes	1,350	4,617	3.42
K811 W	GA	M	A	Yes	1,830	4,410	2.41
K915 C	GA	M	A	Yes	1,420	4,388	3.09
K910 A	GA	M	IA	No	1,639	4,343	2.65
K910 B	GA	M	P	No	682	4,160	6.10
K808 K	GA	M	P	Yes	921	4,117	4.47
K811 V	GA	M	A	Yes	1,078	4,053	3.76
K612 A	GA	M	P	Yes	1,295	3,976	3.07
K608 RP	GA	M	P	Yes	838	3,972	4.74
B908 G	GA	M	P	Yes	957	3,914	4.09
CK817 B	GA	M	P	Yes	890	3,854	4.33
K814 A	GA	M	P	Yes	690	3,850	5.58
K509 G	GA	M	P	Yes	422	3,840	9.10
K910 C	GA	M	IA	No	767	3,812	4.97
K609 B	GA	M	P	Yes	1,526	3,800	2.49
K812 F	GA	M	P	Yes	686	3,773	5.50
K912 D	GA	M	P	Yes	678	3,722	5.49
K913 B	GA	M	P	Yes	582	3,667	6.30
K808 A	GA	M	P	Yes	1,285	3,598	2.80
K509 M	GA	M	P	Yes	1,433	3,568	2.49

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K610 G	GA	M	P	Yes	774	3,483	4.50
K410 H	GA	M	P	Yes	488	3,436	7.04
A0805 C	GA	M	P	No	808	3,426	4.24
A0805 E	GA	M	U	No	1,056	3,252	3.08
A0805 D	GA	M	U	No	1,161	3,228	2.78
K808 G	GA	M	U	Yes	1,148	3,214	2.80
K610 B	GA	M	P	Yes	1,332	3,210	2.41
K810 K	GA	M	IA	Yes	773	3,208	4.15
K812 H	GA	M	A	Yes	1,196	3,134	2.62
CK819 C	GA	M	P	Yes	900	3,132	3.48
CK819 D	GA	M	P	Yes	900	3,132	3.48
K609 G	GA	M	P	Yes	799	3,028	3.79
K609 H	GA	M	P	Yes	1,287	2,986	2.32
K607 MP	GA	M	P	Yes	540	2,954	5.47
K507 PX	GA	M	P	Yes	681	2,840	4.17
K510 G	GA	M	U	Yes	399	2,837	7.11
K813 B	GA	M	P	Yes	444	2,797	6.30
K507 A	GA	M	P	Yes	661	2,783	4.21
K608 PS	GA	M	P	Yes	693	2,772	4.00
K608 PD	GA	M	P	Yes	819	2,760	3.37
K811 K	GA	M	P	Yes	607	2,756	4.54
K608 P	GA	M	P	Yes	451	2,720	6.03
K808 C	GA	M	P	Yes	612	2,693	4.40
K808 D	GA	M	P	Yes	634	2,688	4.24
K807 G	GA	M	U	Yes	578	2,670	4.62
K610 D	GA	M	P	Yes	986	2,623	2.66
K611 F	GA	M	P	Yes	577	2,620	4.54
K808 P	GA	M	IA	Yes	1,274	2,561	2.01
K912 G	GA	M	P	Yes	848	2,552	3.01
K608 PH	GA	M	P	Yes	570	2,519	4.42
K812 L	GA	M	P	Yes	1,100	2,497	2.27
K811 M	GA	M	P	Yes	649	2,440	3.76
B908 O	GA	M	U	Yes	488	2,425	4.97
K813 E	GA	M	A	Yes	690	2,305	3.34
K911 A	GA	M	P	No	784	2,242	2.86
K608 K	GA	M	P	Yes	838	2,229	2.66
K811 Q	GA	M	P	Yes	498	2,226	4.47
K611 PK	GA	M	P	Yes	491	2,131	4.34
K608 Q	GA	M	P	Yes	848	2,103	2.48
K611 D	GA	M	A	Yes	932	2,041	2.19
K409 H	GA	M	P	Yes	619	1,975	3.19
K813 HP	GA	M	P	Yes	636	1,946	3.06
K914 B	GA	M	P	Yes	646	1,925	2.98
K811 H	GA	M	A	Yes	582	1,851	3.18
K812 G	GA	M	P	Yes	629	1,849	2.94
K608 PV	GA	M	P	Yes	358	1,847	5.16
K810 Q	GA	M	P	Yes	819	1,810	2.21
K608 ABP	GA	M	P	No	385	1,786	4.64
K608 M	GA	M	P	Yes	784	1,670	2.13
K814 D	GA	M	A	Yes	735	1,661	2.26
K611 H	GA	M	P	Yes	434	1,632	3.76
B908 Q	GA	M	U	Yes	673	1,602	2.38
K811 N	GA	M	P	Yes	661	1,593	2.41
K610 A	GA	M	P	Yes	296	1,548	5.23
K808 J	GA	M	P	Yes	419	1,542	3.68
K810 S	GA	M	P	Yes	269	1,536	5.71
K915 A	GA	M	P	Yes	473	1,462	3.09

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K608 HP	GA	M	P	Yes	321	1,419	4.42
K810 H	GA	M	IA	Yes	422	1,409	3.34
K607 NP	GA	M	P	Yes	247	1,351	5.47
K808 B	GA	M	P	Yes	630	1,317	2.09
K814 PX	GA	M	P	Yes	562	1,270	2.26
K607 P	GA	M	U	No	247	1,233	4.99
K611 I	GA	M	P	Yes	488	1,176	2.41
K810 G	GA	M	P	Yes	340	1,136	3.34
K608 AAP	GA	M	P	No	229	1,101	4.81
K812 C	GA	M	P	Yes	321	1,098	3.42
K912 C	GA	M	P	Yes	321	1,098	3.42
K508 B	GA	M	P	Yes	281	1,057	3.76
K808 M	GA	M	IA	Yes	463	1,028	2.22
K509 A	GA	M	P	Yes	190	971	5.11
K811 R	GA	M	P	Yes	343	851	2.48
K509 E	GA	M	P	Yes	158	785	4.97
K508 C	GA	M	A	Yes	252	756	3.00
A0805 H	GA	M	U	No	310	741	2.39
K609 CP	GA	M	P	Yes	99	525	5.30
K811 D	GA	M	P	Yes	131	519	3.96
K611 K	GA	M	P	Yes	145	405	2.79
A01007 G	GA	M	U	No	89	403	4.53
K511 B	GA	M	P	Yes	64	339	5.29
K811 VP	GA	M	P	Yes	69	259	3.76

					826,501	2,969,189	3.59

J41 R	GD	ID		Yes	4,185	15,192	3.63
1015 R	GD	ID	IA	Yes	2,922	8,824	3.02
1016 D	GD	ID	IA	Yes	2,158	6,517	3.02

					9,265	30,533	3.30

BHUK3Q	GD	IF	U	Yes	1,319,310	3,219,116	2.44
BHUK3D	GD	IF	U	Yes	361,157	2,307,793	6.39
BHUK3K	GD	IF	U	Yes	440,242	1,580,469	3.59
BHUK5EG4	GD	IF	U	Yes	553,598	1,378,459	2.49
BHUK51396	GD	IF	U	Yes	645,864	1,349,856	2.09
BHUK51365	GD	IF	U	Yes	516,692	1,250,395	2.42
BHUK51440	GD	IF	U	Yes	437,606	1,028,374	2.35
BHUK5GV7	GD	IF	U	Yes	210,895	866,778	4.11
BHUK3S	GD	IF	U	Yes	192,441	463,783	2.41
F35 H	GD	IF		Yes	79,898	350,752	4.39
H37 N	GD	IF	IA	Yes	37,397	164,173	4.39
JA41 K	GD	IF	A	Yes	18,026	152,680	8.47
K914 C	GD	IF	A	Yes	16,646	94,716	5.69
G38 G	GD	IF	A	Yes	13,035	91,245	7.00
B1008 G	GD	IF		No	12,330	83,104	6.74
WT20 V	GD	IF	A	Yes	17,262	77,679	4.50
1406 B	GD	IF	A	No	19,887	71,792	3.61
WT24 E	GD	IF	A	Yes	11,935	67,552	5.66
G37 C	GD	IF	A	Yes	14,796	64,954	4.39
WT20 U	GD	IF	A	Yes	12,912	58,104	4.50
G40 B	GD	IF	A	Yes	13,563	56,558	4.17

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
WT20 S	GD	IF	A	Yes	11,837	53,266	4.50
K914 D	GD	IF	A	Yes	8,705	49,531	5.69
1017 H	GD	IF	A	Yes	9,240	49,157	5.32
1416 E	GD	IF	A	No	9,135	48,507	5.31
WT20 T	GD	IF	A	Yes	10,357	46,606	4.50
1205 A	GD	IF	A	No	11,302	45,095	3.99
1017 G	GD	IF	A	Yes	8,414	44,762	5.32
J59 AR	GD	IF	A	Yes	6,747	43,856	6.50
1416 C	GD	IF	A	No	10,604	42,522	4.01
1416 D	GD	IF	A	No	10,226	41,006	4.01
G38 D	GD	IF	A	Yes	14,747	38,932	2.64
WT24 D	GD	IF	A	Yes	6,392	36,179	5.66
1205 C	GD	IF	A	No	8,905	30,900	3.47
G38 J	GD	IF	A	Yes	5,672	30,288	5.34
JA40 D	GD	IF	A	Yes	3,477	29,450	8.47
WT20 Q	GD	IF	A	Yes	5,327	23,972	4.50
1416 B	GD	IF	A	No	6,461	22,807	3.53
1015 U	GD	IF	A	Yes	5,672	20,192	3.56
1205 E	GD	IF	A	No	5,138	19,935	3.88
1416 H	GD	IF	A	No	3,398	17,432	5.13
1205 B	GD	IF	A	No	3,598	16,335	4.54
1416 F	GD	IF	A	No	4,198	15,533	3.70
1420 H	GD	IF	A	No	3,592	14,979	4.17
1406 D	GD	IF	A	No	4,625	14,245	3.08
JB41 C	GD	IF	A	Yes	5,043	12,002	2.38
1015 N	GD	IF	IA	Yes	2,888	11,783	4.08
1116 C	GD	IF	A	No	4,078	10,603	2.60
1420 C	GD	IF	A	No	3,181	10,243	3.22
1420 A	GD	IF	A	No	4,409	10,141	2.30
1420 G	GD	IF	A	No	1,044	10,095	9.67
1420 E	GD	IF	A	No	2,529	10,015	3.96
1416 N	GD	IF	A	No	2,529	10,015	3.96
1406 A	GD	IF	A	No	2,904	9,119	3.14
1406 C	GD	IF	A	No	2,310	8,755	3.79
1416 A	GD	IF	A	No	2,033	8,356	4.11
J41 AG	GD	IF	A	Yes	1,080	8,327	7.71
J41 AE	GD	IF	A	Yes	1,051	8,103	7.71
1015 T	GD	IF	A	Yes	851	7,123	8.37
1416 K	GD	IF	A	No	2,455	6,972	2.84
WT20 R	GD	IF	A	Yes	1,480	6,660	4.50
1015 V	GD	IF	A	Yes	1,628	5,600	3.44
1420 D	GD	IF	A	No	1,913	5,414	2.83
1416 M	GD	IF	A	No	1,910	5,405	2.83
1015 X	GD	IF	A	Yes	1,529	4,618	3.02
1420 B	GD	IF	A	No	1,055	4,579	4.34
1420 F	GD	IF	A	No	1,614	3,857	2.39
1416 G	GD	IF	A	No	427	2,139	5.01
1406 E	GD	IF	A	No	367	1,596	4.35
1015 Y	GD	IF	A	Yes	95	795	8.37

					5,173,664	15,756,134	3.05

K59 J	GD	M	P	Yes	36,955	138,951	3.76
M20 B	GD	M	P	Yes	15,987	127,257	7.96
J59 A	GD	M	A	Yes	44,173	115,292	2.61
1218 J	GD	M	P	Yes	11,304	106,032	9.38

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1210 C	GD	M	A	No	12,863	82,066	6.38
G24 AP	GD	M	A	Yes	21,706	77,925	3.59
H38 B	GD	M	A	Yes	28,926	76,365	2.64
1218 K	GD	M	P	Yes	5,445	74,488	13.68
M20 N	GD	M	A	Yes	34,549	73,244	2.12
G24 V	GD	M	A	Yes	28,038	72,338	2.58
WM36 D	GD	M	U	No	6,135	70,798	11.54
NK0820 B	GD	M	A	No	16,632	70,021	4.21
A0820 B	GD	M	A	No	16,632	70,021	4.21
G32 A	GD	M	A	Yes	21,430	68,790	3.21
1015 B	GD	M	P	Yes	8,542	68,507	8.02
G24 AB	GD	M	A	Yes	20,288	67,153	3.31
K58 Q	GD	M	P	Yes	11,714	66,067	5.64
G23 F	GD	M	A	Yes	18,554	65,681	3.54
L59 G	GD	M	P	Yes	16,552	64,718	3.91
L60 K	GD	M	P	No	8,545	62,037	7.26
J40 G	GD	M	A	Yes	28,206	61,489	2.18
G24 R	GD	M	A	Yes	21,856	61,415	2.81
J32 L	GD	M	A	Yes	23,550	60,523	2.57
G24 Z	GD	M	A	Yes	16,152	58,470	3.62
A0913 D	GD	M	A	Yes	18,342	57,410	3.13
1219 D	GD	M	A	Yes	22,307	56,437	2.53
L60 E	GD	M	P	No	9,583	55,198	5.76
L59 F	GD	M	P	Yes	8,187	54,689	6.68
K52 PX	GD	M	P	Yes	4,320	54,259	12.56
G24 T	GD	M	A	Yes	14,796	53,266	3.60
CM18 K	GD	M	U	Yes	4,759	53,158	11.17
J40 A	GD	M	A	Yes	16,557	52,651	3.18
J32 D	GD	M	A	Yes	15,664	52,161	3.33
G24 X	GD	M	A	Yes	15,901	51,360	3.23
A0913 F	GD	M	A	Yes	18,002	50,046	2.78
WP25 B	GD	M	A	No	14,303	49,059	3.43
CM18 G	GD	M	P	Yes	5,129	48,572	9.47
A0914 D	GD	M	A	Yes	18,342	47,322	2.58
L59 C	GD	M	P	Yes	7,635	46,803	6.13
WP25 S	GD	M	A	No	20,369	46,645	2.29
WQ21 A	GD	M	A	No	18,919	46,541	2.46
A1007 C	GD	M	A	No	8,753	45,953	5.25
G24 AJ	GD	M	A	Yes	16,902	45,297	2.68
A1103 F	GD	M	A	No	14,552	44,238	3.04
J59 AS	GD	M	A	Yes	17,311	42,585	2.46
1210 F	GD	M	A	No	14,599	41,169	2.82
DN56 F	GD	M	A	No	5,302	40,613	7.66
A0906 P	GD	M	A	No	11,050	40,554	3.67
1012 A	GD	M	A	Yes	17,015	39,305	2.31
K56 C	GD	M	A	Yes	13,590	39,275	2.89
H38 PX	GD	M	P	Yes	7,151	38,544	5.39
A1005 N	GD	M	A	No	10,378	38,502	3.71
J37 M	GD	M	A	Yes	17,615	38,225	2.17
1319 B	GD	M	A	Yes	11,812	38,153	3.23
1219 G	GD	M	P	Yes	2,441	38,055	15.59
L60 M	GD	M	P	No	4,074	37,807	9.28
DN55 G	GD	M	A	No	3,075	37,761	12.28
1319 J	GD	M	P	Yes	2,348	37,709	16.06
L60 J	GD	M	P	No	6,518	37,544	5.76
E26 A	GD	M	A	Yes	12,483	37,075	2.97
1210 A	GD	M	A	No	10,389	36,777	3.54

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
A0914 C	GD	M	A	Yes	11,985	36,434	3.04
WP25 N	GD	M	A	No	13,893	36,261	2.61
WP25 D	GD	M	A	No	15,043	36,103	2.40
WP25 J	GD	M	A	No	13,452	35,782	2.66
1210 K	GD	M	A	No	12,784	35,540	2.78
G24 AK	GD	M	A	Yes	13,003	35,498	2.73
1314 L	GD	M	A	Yes	13,827	34,568	2.50
L33 D	GD	M	A	Yes	16,101	33,490	2.08
H37 PX	GD	M	P	Yes	4,720	33,418	7.08
G24 D	GD	M	A	Yes	9,519	33,316	3.50
NK0820 A	GD	M	A	No	10,018	32,759	3.27
A0820 A	GD	M	A	No	10,018	32,759	3.27
1218 G	GD	M	A	Yes	10,096	32,610	3.23
H26 L	GD	M	A	Yes	14,308	32,050	2.24
M24 B	GD	M	A	Yes	13,782	31,974	2.32
G24 W	GD	M	A	Yes	10,444	31,959	3.06
J59 BG	GD	M	IA	Yes	14,749	31,858	2.16
L60 D	GD	M	P	No	2,811	31,792	11.31
A0909 F	GD	M	A	No	9,973	31,515	3.16
1220 B	GD	M	P	Yes	6,195	31,409	5.07
H24 R	GD	M	A	Yes	13,681	31,329	2.29
DN55 E	GD	M	A	No	7,753	31,090	4.01
G38 C	GD	M	A	Yes	11,770	31,073	2.64
DN58 D	GD	M	A	No	6,323	30,856	4.88
A1005 D	GD	M	A	No	6,843	30,588	4.47
J32 F	GD	M	A	Yes	9,075	30,492	3.36
J56 D	GD	M	IA	Yes	9,558	29,821	3.12
L57 A	GD	M	P	Yes	14,160	29,736	2.10
B1010 B	GD	M	A	No	11,127	29,375	2.64
L60 O	GD	M	P	No	7,151	29,248	4.09
A1109 B	GD	M	A	No	11,022	29,098	2.64
A1108 B	GD	M	A	Yes	7,679	28,950	3.77
A0909 E	GD	M	A	No	9,837	28,921	2.94
G24 B	GD	M	A	Yes	9,667	28,711	2.97
M20 A	GD	M	P	Yes	10,185	28,620	2.81
1314 M	GD	M	U	Yes	10,357	28,378	2.74
A1109 C	GD	M	A	No	7,926	28,375	3.58
A1009 B	GD	M	A	No	6,502	28,349	4.36
J59 F	GD	M	P	Yes	3,610	28,014	7.76
G24 AC	GD	M	A	Yes	10,542	27,515	2.61
G32 B	GD	M	A	Yes	8,772	27,369	3.12
H37 PY	GD	M	P	Yes	1,896	27,151	14.32
P20 A	GD	M	A	Yes	7,319	27,080	3.70
G32 V	GD	M	A	Yes	13,025	26,962	2.07
DN56 B	GD	M	A	No	7,127	26,869	3.77
WQ22 M	GD	M	A	No	8,138	26,774	3.29
J32 C	GD	M	A	Yes	7,832	26,550	3.39
WN24 F	GD	M	A	No	10,431	26,495	2.54
1403 S	GD	M	U	Yes	8,340	26,354	3.16
G32 T	GD	M	A	Yes	9,686	26,152	2.70
J37 J	GD	M	A	Yes	10,986	25,927	2.36
1219 E	GD	M	A	Yes	7,055	25,892	3.67
WN24 K	GD	M	A	No	11,590	25,730	2.22
JB41 A	GD	M	A	Yes	10,799	25,702	2.38
WP25 A	GD	M	A	No	7,630	25,637	3.36
M24 U	GD	M	P	Yes	11,935	25,541	2.14
NK0814 A	GD	M	A	No	8,415	25,413	3.02

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
A0814 A	GD	M	A	No	8,415	25,413	3.02
A0916 B	GD	M	A	No	6,451	25,352	3.93
Q20 B	GD	M	A	Yes	7,990	25,328	3.17
H26 Z	GD	M	A	Yes	11,210	25,110	2.24
H39 F	GD	M	A	Yes	6,858	25,100	3.66
L19 L	GD	M	A	Yes	6,905	25,065	3.63
A0910 C	GD	M	A	No	6,576	25,055	3.81
M20 Q	GD	M	A	Yes	12,409	24,942	2.01
G24 Y	GD	M	A	Yes	7,398	24,857	3.36
1219 C	GD	M	A	Yes	7,985	24,833	3.11
J35 D	GD	M	A	No	10,870	24,784	2.28
K50 S	GD	M	P	Yes	4,639	24,494	5.28
M19 B	GD	M	A	Yes	6,905	24,375	3.53
J36 K	GD	M	A	Yes	10,594	24,366	2.30
A0913 H	GD	M	A	Yes	8,754	24,336	2.78
1404 C	GD	M	A	Yes	8,796	24,101	2.74
G32 U	GD	M	A	Yes	11,583	23,977	2.07
WP25 T	GD	M	A	No	8,939	23,599	2.64
A1103 J	GD	M	A	No	3,325	23,508	7.07
J41 AB	GD	M	P	Yes	5,041	23,239	4.61
J41 Y	GD	M	P	Yes	3,800	23,142	6.09
K58 F	GD	M	A	Yes	10,320	23,117	2.24
M21 B	GD	M	IA	Yes	10,619	22,937	2.16
F33 H	GD	M	A	Yes	6,855	22,896	3.34
F23 A	GD	M	A	Yes	8,695	22,868	2.63
L60 C	GD	M	P	No	5,174	22,766	4.40
WM26 D	GD	M	U	No	4,069	22,502	5.53
L25 R	GD	M	IA	Yes	6,165	22,379	3.63
J57 B	GD	M	A	Yes	8,658	22,338	2.58
NK0814 D	GD	M	A	No	11,022	22,154	2.01
A0814 D	GD	M	A	No	11,022	22,154	2.01
D26 B	GD	M	A	Yes	6,984	21,930	3.14
J37 L	GD	M	A	Yes	9,866	21,705	2.20
M24 M	GD	M	P	No	6,209	21,607	3.48
WP25 R	GD	M	A	No	7,583	21,460	2.83
B1008 A	GD	M	A	No	8,976	21,453	2.39
B1010 E	GD	M	A	No	8,976	21,453	2.39
WN26 A	GD	M	A	No	7,373	21,382	2.90
E26 AD	GD	M	A	No	10,069	21,346	2.12
Q19 D	GD	M	U	Yes	6,239	21,213	3.40
J35 L	GD	M	A	No	4,932	21,208	4.30
A1005 P	GD	M	A	No	9,660	21,155	2.19
1213 P	GD	M	P	No	4,937	21,130	4.28
L60 B	GD	M	P	No	2,885	20,945	7.26
L26 L	GD	M	A	Yes	6,717	20,756	3.09
DN56 J	GD	M	A	No	2,540	20,752	8.17
WN26 D	GD	M	A	No	6,821	20,736	3.04
A0905 H	GD	M	A	No	6,991	20,693	2.96
A0914 L	GD	M	A	Yes	5,799	20,528	3.54
L26 E	GD	M	IA	Yes	6,579	20,526	3.12
L60 Q	GD	M	P	No	6,579	20,526	3.12
J37 B	GD	M	A	Yes	7,879	20,485	2.60
1312 F	GD	M	A	No	5,080	20,422	4.02
1319 E	GD	M	A	Yes	7,576	20,379	2.69
G24 K	GD	M	A	Yes	5,398	20,350	3.77
J32 U	GD	M	A	Yes	8,986	20,129	2.24
1312 J	GD	M	A	No	2,103	19,936	9.48

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
J37 N	GD	M	A	Yes	7,220	19,927	2.76
1220 C	GD	M	U	Yes	8,737	19,920	2.28
1206 P	GD	M	A	No	7,736	19,804	2.56
A0905 L	GD	M	A	No	7,787	19,779	2.54
M21 C	GD	M	A	Yes	9,063	19,757	2.18
H39 K	GD	M	A	Yes	8,471	19,737	2.33
K52 E	GD	M	A	Yes	5,719	19,673	3.44
J39 H	GD	M	P	Yes	6,084	19,651	3.23
L60 F	GD	M	P	No	2,377	19,515	8.21
A0905 K	GD	M	A	No	5,332	19,515	3.66
M19 H	GD	M	A	Yes	7,179	19,455	2.71
A1103 A	GD	M	A	No	6,161	19,407	3.15
CK17 H	GD	M	A	Yes	6,343	19,156	3.02
L60 N	GD	M	P	No	6,560	19,155	2.92
CK18 B	GD	M	A	Yes	7,931	19,114	2.41
J34 N	GD	M	A	Yes	5,918	19,056	3.22
J40 F	GD	M	A	Yes	5,105	19,042	3.73
P20 E	GD	M	A	Yes	5,425	19,042	3.51
G24 AW	GD	M	P	Yes	2,481	18,955	7.64
G24 AA	GD	M	A	Yes	5,425	18,933	3.49
CH18 A	GD	M	A	Yes	6,042	18,549	3.07
A0914 F	GD	M	A	Yes	6,643	18,468	2.78
J39 K	GD	M	P	Yes	2,237	18,254	8.16
1221 B	GD	M	P	Yes	2,020	17,998	8.91
1404 L	GD	M	U	Yes	6,116	17,981	2.94
CK16 B	GD	M	A	Yes	6,264	17,978	2.87
J34 V	GD	M	A	Yes	6,047	17,960	2.97
L33 E	GD	M	A	Yes	7,260	17,860	2.46
L19 J	GD	M	A	Yes	4,932	17,854	3.62
H26 R	GD	M	A	Yes	7,285	17,775	2.44
J35 P	GD	M	A	No	8,384	17,774	2.12
1403 X	GD	M	U	Yes	8,875	17,750	2.00
WM26 A	GD	M	U	No	7,566	17,629	2.33
M21 H	GD	M	P	Yes	4,138	17,628	4.26
F32 H	GD	M	A	Yes	7,072	17,539	2.48
L60 A	GD	M	A	No	8,123	17,302	2.13
J34 J	GD	M	A	Yes	6,165	17,262	2.80
L33 S	GD	M	A	Yes	7,169	17,206	2.40
A0916 G	GD	M	A	No	6,510	17,186	2.64
J34 P	GD	M	A	Yes	6,185	17,071	2.76
A0920 A	GD	M	A	Yes	5,610	17,054	3.04
J34 K	GD	M	A	Yes	6,042	16,978	2.81
B1010 A	GD	M	P	No	1,901	16,976	8.93
1218 A	GD	M	A	Yes	5,844	16,948	2.90
NK0814 B	GD	M	A	No	3,808	16,869	4.43
A0814 B	GD	M	A	No	3,808	16,869	4.43
G33 M	GD	M	A	Yes	4,587	16,834	3.67
DN56 D	GD	M	A	No	5,918	16,807	2.84
CL17 E	GD	M	A	Yes	5,775	16,805	2.91
J58 A	GD	M	A	Yes	5,955	16,793	2.82
1212 F	GD	M	P	No	5,748	16,727	2.91
L26 K	GD	M	A	Yes	7,304	16,726	2.29
G24 E	GD	M	A	Yes	4,483	16,722	3.73
J34 L	GD	M	A	Yes	7,398	16,719	2.26
H24 E	GD	M	A	Yes	7,398	16,719	2.26
F32 D	GD	M	A	Yes	4,439	16,691	3.76
J55 C	GD	M	P	Yes	5,331	16,686	3.13

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1403 T	GD	M	A	Yes	6,609	16,655	2.52
DN53 E	GD	M	A	No	3,206	16,607	5.18
G24 H	GD	M	A	Yes	5,267	16,538	3.14
WP24 L	GD	M	A	No	5,376	16,504	3.07
A1109 F	GD	M	A	No	6,812	16,485	2.42
1016 PX	GD	M	P	Yes	2,444	16,448	6.73
1011 A	GD	M	P	Yes	6,515	16,418	2.52
K65 A	GD	M	A	No	4,952	16,391	3.31
1210 E	GD	M	A	No	3,886	16,321	4.20
K61 F	GD	M	A	Yes	7,398	16,202	2.19
A0805 T	GD	M	A	No	3,699	16,202	4.38
L55 B	GD	M	A	Yes	4,276	16,163	3.78
WN26 H	GD	M	A	No	7,472	16,140	2.16
1206 D	GD	M	A	No	5,618	16,067	2.86
J39 T	GD	M	A	Yes	6,271	16,054	2.56
H24 F	GD	M	A	Yes	7,398	16,054	2.17
CK19 P	GD	M	A	Yes	7,891	16,019	2.03
CL18 T	GD	M	A	Yes	7,213	16,013	2.22
WP25 L	GD	M	A	No	4,836	16,007	3.31
A1005 A	GD	M	A	No	2,362	15,991	6.77
A0912 F	GD	M	A	Yes	7,242	15,932	2.20
L61 J	GD	M	A	No	5,378	15,919	2.96
A0908 S	GD	M	A	No	1,866	15,917	8.53
CL17 N	GD	M	A	Yes	4,661	15,847	3.40
1404 J	GD	M	A	Yes	2,589	15,845	6.12
A0916 F	GD	M	A	No	6,855	15,835	2.31
A0916 A	GD	M	A	No	5,679	15,731	2.77
K60 C	GD	M	A	Yes	5,566	15,640	2.81
L25 Y	GD	M	IA	Yes	4,419	15,599	3.53
A0805 R	GD	M	A	No	3,699	15,573	4.21
H24 A	GD	M	A	Yes	6,165	15,536	2.52
1116 F	GD	M	A	No	4,065	15,488	3.81
1213 U	GD	M	A	No	6,110	15,458	2.53
K60 B	GD	M	A	Yes	5,958	15,431	2.59
J35 T	GD	M	A	No	6,027	15,429	2.56
L25 P	GD	M	IA	Yes	4,557	15,403	3.38
J35 K	GD	M	A	No	7,220	15,379	2.13
K65 B	GD	M	A	No	6,288	15,217	2.42
H24 D	GD	M	A	Yes	6,786	15,201	2.24
1024 B	GD	M	A	No	5,653	15,094	2.67
CM18 F	GD	M	A	Yes	4,276	15,094	3.53
G33 A	GD	M	A	Yes	4,809	15,052	3.13
G24 P	GD	M	A	Yes	6,806	15,041	2.21
1404 E	GD	M	A	Yes	5,026	15,028	2.99
L60 L	GD	M	P	No	4,932	14,944	3.03
J26 L	GD	M	A	Yes	7,240	14,914	2.06
L56 J	GD	M	P	Yes	2,518	14,907	5.92
1206 AD	GD	M	A	No	3,901	14,902	3.82
G32 Q	GD	M	A	Yes	5,179	14,864	2.87
L64 L	GD	M	P	No	4,809	14,860	3.09
K59 A	GD	M	P	Yes	3,354	14,825	4.42
1210 Q	GD	M	A	No	4,767	14,730	3.09
CH16 J	GD	M	A	Yes	4,513	14,712	3.26
J59 AT	GD	M	A	Yes	5,943	14,620	2.46
L24 F	GD	M	A	Yes	6,708	14,556	2.17
L25 O	GD	M	A	Yes	6,920	14,532	2.10
J35 R	GD	M	A	No	6,306	14,504	2.30

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
JA40 L	GD	M	A	Yes	4,611	14,432	3.13
H37 E	GD	M	A	Yes	5,154	14,431	2.80
G36 C	GD	M	A	Yes	4,562	14,416	3.16
1312 G	GD	M	A	No	2,449	14,351	5.86
L19 K	GD	M	A	Yes	5,179	14,346	2.77
B1008 E	GD	M	A	No	7,062	14,336	2.03
G24 AN	GD	M	A	Yes	6,042	14,320	2.37
A0910 D	GD	M	A	No	3,870	14,319	3.70
A1109 E	GD	M	A	No	5,796	14,316	2.47
F33 F	GD	M	A	Yes	6,782	14,310	2.11
B1010 PX	GD	M	P	No	2,010	14,251	7.09
A0914 E	GD	M	A	Yes	4,610	14,245	3.09
L46 K	GD	M	A	Yes	6,609	14,077	2.13
L19 H	GD	M	A	Yes	4,439	14,072	3.17
J34 R	GD	M	A	Yes	6,722	14,049	2.09
G33 N	GD	M	A	Yes	3,699	13,982	3.78
1015 PX	GD	M	P	Yes	2,030	13,865	6.83
A0920 C	GD	M	A	Yes	5,049	13,834	2.74
E26 D	GD	M	A	Yes	6,288	13,771	2.19
A0909 C	GD	M	A	No	4,527	13,762	3.04
G33 E	GD	M	A	Yes	5,701	13,682	2.40
CK17 G	GD	M	A	Yes	5,055	13,648	2.70
L19 G	GD	M	A	Yes	6,417	13,604	2.12
L24 E	GD	M	A	Yes	5,376	13,548	2.52
1213 Q	GD	M	P	No	5,415	13,538	2.50
J26 J	GD	M	A	Yes	5,336	13,500	2.53
G32 D	GD	M	A	Yes	4,439	13,495	3.04
WM26 C	GD	M	U	No	4,636	13,491	2.91
K58 R	GD	M	P	Yes	2,570	13,441	5.23
A1009 A	GD	M	A	No	3,381	13,423	3.97
K57 B	GD	M	A	Yes	4,029	13,417	3.33
A0905 A	GD	M	P	No	2,526	13,337	5.28
J39 S	GD	M	A	Yes	5,822	13,332	2.29
A1005 C	GD	M	A	No	3,366	13,329	3.96
J32 X	GD	M	A	Yes	6,658	13,316	2.00
J34 C	GD	M	A	Yes	6,658	13,316	2.00
1404 M	GD	M	A	Yes	2,999	13,316	4.44
1210 U	GD	M	A	No	3,226	13,291	4.12
K55 F	GD	M	A	No	3,618	13,278	3.67
L36 R	GD	M	A	Yes	3,546	13,262	3.74
CM18 B	GD	M	P	Yes	1,933	13,202	6.83
G32 R	GD	M	A	Yes	4,587	13,165	2.87
1011 B	GD	M	P	Yes	3,852	13,020	3.38
G33 H	GD	M	A	Yes	3,502	12,992	3.71
J34 S	GD	M	A	Yes	5,253	12,817	2.44
A0914 G	GD	M	A	Yes	3,546	12,801	3.61
F33 B	GD	M	A	Yes	6,121	12,793	2.09
L24 K	GD	M	A	Yes	5,548	12,760	2.30
WN66 H	GD	M	U	No	4,163	12,739	3.06
1218 C	GD	M	A	Yes	4,234	12,660	2.99
L26 D	GD	M	A	No	5,425	12,640	2.33
DN56 E	GD	M	A	No	1,480	12,639	8.54
1210 V	GD	M	A	No	5,692	12,465	2.19
WP24 H	GD	M	A	No	3,921	12,430	3.17
L24 R	GD	M	A	Yes	5,862	12,427	2.12
L57 F	GD	M	P	No	2,187	12,422	5.68
1210 J	GD	M	A	No	2,876	12,396	4.31

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1210 G	GD	M	A	No	2,870	12,370	4.31
A1005 J	GD	M	A	No	3,691	12,365	3.35
1210 B	GD	M	A	No	2,074	12,257	5.91
H24 K	GD	M	A	Yes	5,546	12,257	2.21
H37 C	GD	M	IA	Yes	6,074	12,209	2.01
H39 PR	GD	M	P	Yes	1,529	12,171	7.96
1404 D	GD	M	A	Yes	4,888	12,122	2.48
1210 M	GD	M	A	No	4,424	12,122	2.74
WN66 C	GD	M	P	No	4,439	12,118	2.73
A1018 M	GD	M	A	No	3,906	12,109	3.10
CK19 J	GD	M	A	Yes	5,682	12,103	2.13
WL19 H	GD	M	U	No	4,439	12,030	2.71
L24 S	GD	M	A	Yes	4,375	11,988	2.74
M19 K	GD	M	P	Yes	1,642	11,987	7.30
H26 Q	GD	M	A	Yes	4,641	11,927	2.57
K65 N	GD	M	A	No	5,918	11,836	2.00
F33 L	GD	M	A	Yes	4,370	11,799	2.70
L25 D	GD	M	A	Yes	4,732	11,783	2.49
K52 V	GD	M	P	Yes	2,496	11,781	4.72
A1104 H	GD	M	A	No	3,852	11,710	3.04
CL18 K	GD	M	P	Yes	2,540	11,709	4.61
J35 M	GD	M	P	No	2,261	11,667	5.16
CK17 F	GD	M	A	Yes	4,777	11,656	2.44
H39 PX	GD	M	P	Yes	927	11,652	12.57
K50 X	GD	M	P	Yes	1,342	11,649	8.68
K62 E	GD	M	A	Yes	4,439	11,586	2.61
A1109 G	GD	M	A	No	2,972	11,561	3.89
CH16 A	GD	M	A	Yes	4,735	11,553	2.44
A0920 K	GD	M	A	No	2,315	11,529	4.98
1217 C	GD	M	IA	Yes	5,216	11,527	2.21
J38 D	GD	M	A	Yes	3,023	11,487	3.80
G24 F	GD	M	A	Yes	4,727	11,487	2.43
J40 H	GD	M	A	Yes	4,592	11,480	2.50
NK0914 N	GD	M	A	No	3,767	11,452	3.04
CL18 F	GD	M	A	No	4,266	11,433	2.68
A0905 J	GD	M	A	No	4,112	11,431	2.78
J41 U	GD	M	P	Yes	3,832	11,381	2.97
M24 A	GD	M	A	Yes	3,398	11,349	3.34
F35 E	GD	M	A	Yes	5,438	11,311	2.08
J35 N	GD	M	A	No	5,001	11,302	2.26
L36 E	GD	M	P	Yes	2,646	11,219	4.24
A0916 C	GD	M	A	No	4,547	11,186	2.46
DN56 G	GD	M	A	No	4,700	11,186	2.38
A1104 E	GD	M	A	No	1,920	11,136	5.80
K52 A	GD	M	A	Yes	3,946	11,128	2.82
K65 G	GD	M	A	No	5,070	11,103	2.19
WN66 A	GD	M	P	No	3,699	11,097	3.00
K68 B	GD	M	A	No	3,699	11,097	3.00
L25 F	GD	M	A	Yes	2,959	11,067	3.74
H39 E	GD	M	A	Yes	5,499	11,053	2.01
K52 M	GD	M	P	Yes	3,472	11,041	3.18
NK0814 C	GD	M	A	No	4,209	10,985	2.61
A0814 C	GD	M	A	No	4,209	10,985	2.61
CL18 S	GD	M	P	Yes	3,112	10,985	3.53
1320 N	GD	M	P	Yes	1,194	10,973	9.19
DN58 F	GD	M	A	No	1,665	10,956	6.58
H23 A	GD	M	A	Yes	3,896	10,948	2.81

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
CH18 E	GD	M	A	Yes	5,238	10,947	2.09
G33 L	GD	M	A	Yes	3,995	10,946	2.74
K60 F	GD	M	A	Yes	4,126	10,893	2.64
L36 D	GD	M	P	Yes	2,002	10,891	5.44
L36 S	GD	M	A	Yes	4,291	10,856	2.53
A1018 L	GD	M	A	No	2,281	10,789	4.73
J39 PX	GD	M	P	Yes	1,546	10,760	6.96
M20 J	GD	M	P	Yes	3,255	10,709	3.29
1015 G	GD	M	IA	Yes	3,546	10,709	3.02
H26 V	GD	M	IA	Yes	4,735	10,701	2.26
DN55 B	GD	M	A	No	1,751	10,681	6.10
K62 B	GD	M	A	Yes	3,571	10,677	2.99
CM18 M	GD	M	P	Yes	1,445	10,664	7.38
G24 AR	GD	M	A	Yes	3,152	10,591	3.36
JA40 PX	GD	M	P	Yes	1,477	10,546	7.14
K58 E	GD	M	P	Yes	1,524	10,500	6.89
J32 E	GD	M	A	Yes	3,373	10,490	3.11
CM18 A	GD	M	P	Yes	986	10,481	10.63
K55 D	GD	M	A	Yes	3,677	10,443	2.84
L55 C	GD	M	A	Yes	4,025	10,425	2.59
CH18 B	GD	M	A	Yes	3,181	10,402	3.27
CH16 H	GD	M	A	Yes	3,181	10,402	3.27
L60 P	GD	M	P	No	3,822	10,396	2.72
L25 Z	GD	M	IA	Yes	5,179	10,358	2.00
CK16 J	GD	M	A	Yes	3,877	10,313	2.66
DN56 C	GD	M	A	No	651	10,273	15.78
J32 P	GD	M	A	Yes	4,084	10,251	2.51
1015 Q	GD	M	A	Yes	3,391	10,241	3.02
L36 AA	GD	M	A	Yes	3,107	10,191	3.28
A1018 E	GD	M	A	No	2,333	10,172	4.36
J32 H	GD	M	A	Yes	2,799	10,160	3.63
L36 Y	GD	M	A	Yes	4,059	10,148	2.50
1210 R	GD	M	A	No	2,656	10,146	3.82
1403 Q	GD	M	U	Yes	3,694	10,122	2.74
L26 J	GD	M	A	Yes	4,015	10,118	2.52
J26 K	GD	M	A	Yes	4,340	10,112	2.33
DN53 C	GD	M	A	No	2,515	10,085	4.01
WM36 F	GD	M	U	No	2,836	10,039	3.54
1213 V	GD	M	P	No	3,206	10,035	3.13
Q19 E	GD	M	P	Yes	2,528	10,011	3.96
G24 AD	GD	M	A	Yes	4,094	9,948	2.43
F32 F	GD	M	A	Yes	4,481	9,948	2.22
CH18 F	GD	M	A	Yes	4,251	9,905	2.33
A0909 B	GD	M	A	No	2,672	9,886	3.70
J34 M	GD	M	A	Yes	3,452	9,873	2.86
CH18 D	GD	M	A	Yes	2,910	9,865	3.39
L24 Z	GD	M	A	Yes	4,557	9,843	2.16
A0909 H	GD	M	A	No	3,688	9,773	2.65
M19 S	GD	M	P	Yes	1,292	9,677	7.49
G24 BA	GD	M	P	Yes	2,030	9,663	4.76
L25 J	GD	M	A	Yes	2,653	9,604	3.62
M21 PX	GD	M	P	Yes	2,343	9,559	4.08
CL17 V	GD	M	A	Yes	4,685	9,557	2.04
J37 G	GD	M	A	Yes	3,447	9,548	2.77
G23 Q	GD	M	A	Yes	4,217	9,530	2.26
A1005 Q	GD	M	A	No	1,384	9,453	6.83
CL17 H	GD	M	A	Yes	3,768	9,382	2.49

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1210 T	GD	M	A	No	2,387	9,357	3.92
J40 AE	GD	M	A	Yes	4,000	9,320	2.33
A1109 D	GD	M	A	No	2,836	9,274	3.27
A0916 J	GD	M	A	No	3,504	9,251	2.64
WP24 A	GD	M	A	No	2,898	9,216	3.18
1319 C	GD	M	P	Yes	4,025	9,177	2.28
H38 PY	GD	M	P	Yes	1,835	9,065	4.94
J56 A	GD	M	A	Yes	3,021	9,063	3.00
H39 PW	GD	M	P	Yes	461	9,054	19.64
J57 A	GD	M	P	Yes	2,459	9,049	3.68
A0914 A	GD	M	A	Yes	3,896	9,039	2.32
J40 D	GD	M	A	Yes	3,228	9,038	2.80
H37 R	GD	M	IA	Yes	2,742	9,021	3.29
1319 G	GD	M	P	Yes	1,235	9,016	7.30
DN50 F	GD	M	A	No	2,911	8,908	3.06
DN56 H	GD	M	A	No	3,970	8,853	2.23
L24 A	GD	M	P	Yes	2,269	8,826	3.89
M36 F	GD	M	A	No	2,486	8,800	3.54
A0914 K	GD	M	A	Yes	3,771	8,786	2.33
M24 G	GD	M	P	Yes	2,392	8,779	3.67
J38 M	GD	M	A	Yes	3,830	8,771	2.29
1321 A	GD	M	P	Yes	1,169	8,768	7.50
CL18 J	GD	M	P	Yes	986	8,716	8.84
J40 AD	GD	M	A	Yes	4,015	8,713	2.17
DN53 B	GD	M	A	No	2,720	8,704	3.20
J35 B	GD	M	A	No	3,933	8,692	2.21
L24 B	GD	M	P	Yes	3,551	8,664	2.44
J58 V	GD	M	P	Yes	1,440	8,626	5.99
G24 L	GD	M	A	Yes	3,699	8,619	2.33
1209 F	GD	M	A	Yes	2,542	8,592	3.38
A0906 Q	GD	M	A	No	2,269	8,577	3.78
J35 J	GD	M	A	No	3,371	8,562	2.54
CK18 E	GD	M	A	Yes	2,959	8,552	2.89
J57 G	GD	M	A	Yes	3,142	8,515	2.71
1217 B	GD	M	A	Yes	3,867	8,507	2.20
NK0914 P	GD	M	A	No	2,885	8,482	2.94
NK0920 Z	GD	M	A	Yes	2,885	8,482	2.94
L56 E	GD	M	A	Yes	4,047	8,418	2.08
1312 B	GD	M	A	No	1,731	8,361	4.83
K55 J	GD	M	A	Yes	3,300	8,349	2.53
CH18 H	GD	M	A	Yes	3,329	8,289	2.49
DN53 F	GD	M	A	No	3,452	8,285	2.40
L62 E	GD	M	P	No	3,630	8,276	2.28
E27 D	GD	M	A	Yes	2,491	8,270	3.32
1219 J	GD	M	P	Yes	1,132	8,264	7.30
1319 D	GD	M	P	Yes	1,630	8,264	5.07
M20 H	GD	M	P	Yes	1,578	8,253	5.23
A1007 A	GD	M	A	No	1,932	8,250	4.27
1404 A	GD	M	A	Yes	2,720	8,242	3.03
1320 M	GD	M	P	Yes	1,973	8,168	4.14
L61 K	GD	M	A	No	3,867	8,159	2.11
L64 M	GD	M	A	No	3,156	8,142	2.58
A1004 F	GD	M	A	No	1,146	8,079	7.05
1015 M	GD	M	A	Yes	3,995	8,030	2.01
L26 N	GD	M	A	Yes	3,699	8,027	2.17
J58 C	GD	M	A	Yes	3,196	8,022	2.51
DN56 K	GD	M	A	No	2,959	8,019	2.71

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
J41 PX	GD	M	P	Yes	1,477	8,005	5.42
L57 E	GD	M	P	No	1,403	7,997	5.70
A1118 N	GD	M	P	No	3,047	7,983	2.62
G24 AS	GD	M	A	Yes	3,657	7,972	2.18
J41 M	GD	M	A	Yes	2,710	7,967	2.94
K50 W	GD	M	P	Yes	2,582	7,953	3.08
1210 O	GD	M	A	No	1,295	7,951	6.14
J59 G	GD	M	P	Yes	2,375	7,932	3.34
K55 A	GD	M	A	Yes	2,663	7,909	2.97
A1118 G	GD	M	P	No	2,279	7,863	3.45
J36 A	GD	M	P	Yes	977	7,845	8.03
CL17 U	GD	M	A	Yes	2,343	7,826	3.34
NK0814 E	GD	M	A	No	2,805	7,798	2.78
A0814 E	GD	M	A	No	2,805	7,798	2.78
CL18 A	GD	M	A	Yes	2,819	7,780	2.76
CH16 F	GD	M	A	Yes	3,452	7,732	2.24
A0906 S	GD	M	A	No	1,677	7,664	4.57
K65 P	GD	M	A	No	3,181	7,634	2.40
J39 G	GD	M	P	Yes	2,079	7,609	3.66
L60 H	GD	M	P	No	2,062	7,588	3.68
B1010 C	GD	M	A	No	1,110	7,559	6.81
DN53 G	GD	M	A	No	3,413	7,543	2.21
CL17 J	GD	M	P	Yes	1,578	7,543	4.78
F33 C	GD	M	A	Yes	3,531	7,521	2.13
H39 PT	GD	M	P	Yes	575	7,515	13.07
J37 PZ	GD	M	P	Yes	1,233	7,509	6.09
L24 N	GD	M	P	Yes	2,589	7,456	2.88
1016 E	GD	M	A	Yes	2,466	7,447	3.02
G24 AL	GD	M	A	Yes	3,699	7,435	2.01
J36 F	GD	M	A	Yes	2,397	7,431	3.10
CK16 D	GD	M	A	Yes	2,959	7,368	2.49
G24 N	GD	M	A	Yes	2,555	7,333	2.87
J35 A	GD	M	A	No	912	7,323	8.03
1403 G	GD	M	A	Yes	1,835	7,322	3.99
L25 U	GD	M	A	Yes	2,644	7,297	2.76
1212 E	GD	M	A	No	2,273	7,274	3.20
1314 A	GD	M	U	Yes	3,494	7,268	2.08
L36 T	GD	M	A	Yes	3,048	7,193	2.36
G24 AQ	GD	M	P	Yes	1,327	7,192	5.42
K52 PZ	GD	M	P	Yes	3,386	7,144	2.11
J32 Q	GD	M	A	Yes	3,117	7,107	2.28
1210 D	GD	M	A	No	2,012	7,102	3.53
J34 U	GD	M	A	Yes	2,762	7,098	2.57
E26 B	GD	M	A	Yes	2,658	7,097	2.67
M20 D	GD	M	P	Yes	2,362	7,086	3.00
J40 AF	GD	M	A	Yes	3,472	7,048	2.03
CL18 E	GD	M	A	No	2,851	7,042	2.47
L19 N	GD	M	A	Yes	2,219	7,034	3.17
A0920 F	GD	M	A	Yes	1,923	7,019	3.65
L36 B	GD	M	A	Yes	2,713	6,972	2.57
J59 AC	GD	M	P	Yes	2,367	6,959	2.94
J36 D	GD	M	P	Yes	1,800	6,948	3.86
K52 J	GD	M	A	Yes	2,446	6,947	2.84
1213 S	GD	M	A	No	2,424	6,933	2.86
CL18 N	GD	M	P	Yes	977	6,927	7.09
1312 E	GD	M	A	No	2,340	6,926	2.96
A1118 L	GD	M	P	No	2,065	6,897	3.34

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
J35 H	GD	M	A	No	2,693	6,894	2.56
K55 B	GD	M	A	Yes	2,219	6,879	3.10
K65 E	GD	M	A	No	925	6,864	7.42
K52 K	GD	M	A	Yes	2,412	6,826	2.83
WN66 B	GD	M	P	No	3,275	6,812	2.08
CL17 F	GD	M	A	Yes	2,219	6,812	3.07
1216 L	GD	M	IA	Yes	2,772	6,764	2.44
L60 Y	GD	M	A	No	2,264	6,724	2.97
L60 V	GD	M	A	No	3,156	6,722	2.13
L33 B	GD	M	A	Yes	3,137	6,682	2.13
1218 E	GD	M	A	Yes	2,671	6,678	2.50
WN20 J	GD	M	A	No	2,441	6,664	2.73
K50 M	GD	M	P	Yes	2,160	6,653	3.08
L36 P	GD	M	P	Yes	2,939	6,642	2.26
L36 N	GD	M	P	Yes	1,058	6,623	6.26
A0908 U	GD	M	A	No	3,103	6,578	2.12
H38 G	GD	M	IA	Yes	2,732	6,557	2.40
L60 U	GD	M	A	No	2,752	6,522	2.37
D26 AC	GD	M	A	Yes	2,353	6,518	2.77
J38 J	GD	M	A	Yes	2,969	6,502	2.19
CK16 C	GD	M	A	Yes	1,847	6,391	3.46
J60 J	GD	M	A	Yes	2,737	6,377	2.33
CL17 O	GD	M	A	Yes	2,466	6,362	2.58
J58 E	GD	M	A	Yes	2,575	6,360	2.47
1403 P	GD	M	A	Yes	3,117	6,359	2.04
CK19 Q	GD	M	P	Yes	700	6,293	8.99
1312 H	GD	M	A	No	1,233	6,264	5.08
WN24 C	GD	M	A	No	1,642	6,256	3.81
M20 C	GD	M	P	Yes	2,404	6,226	2.59
J38 A	GD	M	A	Yes	2,979	6,196	2.08
J59 BQ	GD	M	A	Yes	3,082	6,195	2.01
K52 L	GD	M	A	Yes	2,219	6,191	2.79
H37 H	GD	M	IA	Yes	2,210	6,166	2.79
J37 A	GD	M	A	Yes	2,404	6,154	2.56
CK16 E	GD	M	A	Yes	1,657	6,131	3.70
CL16 C	GD	M	P	Yes	1,085	6,087	5.61
K52 N	GD	M	A	Yes	1,647	6,077	3.69
1116 E	GD	M	A	No	1,548	6,053	3.91
K55 H	GD	M	P	Yes	676	6,030	8.92
CH18 L	GD	M	A	Yes	1,628	6,024	3.70
1213 T	GD	M	A	No	1,093	6,012	5.50
K59 AB	GD	M	P	Yes	986	6,005	6.09
L25 L	GD	M	P	Yes	690	5,975	8.66
L61 H	GD	M	A	No	2,831	5,973	2.11
1212 C	GD	M	A	No	1,952	5,954	3.05
J39 Q	GD	M	A	Yes	2,579	5,932	2.30
A0905 E	GD	M	P	No	1,997	5,851	2.93
1319 F	GD	M	P	Yes	2,565	5,823	2.27
G24 AT	GD	M	A	Yes	2,308	5,816	2.52
J41 E	GD	M	IA	Yes	1,531	5,787	3.78
L56 PX	GD	M	P	Yes	880	5,773	6.56
J59 AB	GD	M	P	Yes	937	5,706	6.09
WP25 Y	GD	M	A	No	2,269	5,695	2.51
1010 A	GD	M	P	No	2,636	5,694	2.16
A0916 E	GD	M	A	No	2,108	5,649	2.68
1321 B	GD	M	P	Yes	1,731	5,643	3.26
A1007 D	GD	M	A	No	1,675	5,544	3.31

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
J57 K	GD	M	P	Yes	446	5,526	12.39
CK19 O	GD	M	P	Yes	2,466	5,524	2.24
F33 K	GD	M	A	Yes	1,993	5,501	2.76
L36 L	GD	M	P	Yes	1,147	5,471	4.77
1312 D	GD	M	A	No	1,847	5,467	2.96
H39 PU	GD	M	P	Yes	510	5,442	10.67
H24 M	GD	M	IA	Yes	2,269	5,423	2.39
M19 PZ	GD	M	P	Yes	1,046	5,418	5.18
L59 H	GD	M	A	Yes	2,138	5,409	2.53
1210 N	GD	M	A	No	2,154	5,363	2.49
1206 N	GD	M	A	No	2,121	5,324	2.51
J38 E	GD	M	A	Yes	1,692	5,313	3.14
G32 P	GD	M	A	Yes	1,948	5,299	2.72
1206 S	GD	M	A	No	1,591	5,298	3.33
1221 C	GD	M	P	Yes	898	5,280	5.88
M21 K	GD	M	A	Yes	2,597	5,272	2.03
WQ22 J	GD	M	A	No	1,480	5,269	3.56
F33 E	GD	M	A	Yes	1,480	5,269	3.56
1319 H	GD	M	P	Yes	1,418	5,247	3.70
1219 H	GD	M	P	Yes	1,418	5,247	3.70
M20 W	GD	M	P	Yes	752	5,196	6.91
J59 AA	GD	M	P	Yes	2,367	5,136	2.17
G24 AE	GD	M	A	Yes	1,704	5,129	3.01
A1118 K	GD	M	P	No	762	5,128	6.73
NK0920 A	GD	M		No	1,683	5,116	3.04
A0914 N	GD	M	A	Yes	1,683	5,116	3.04
K59 AC	GD	M	P	Yes	2,367	5,113	2.16
1024 C	GD	M	A	No	1,885	5,090	2.70
1219 K	GD	M	P	Yes	2,224	5,048	2.27
K58 W	GD	M	A	Yes	1,596	5,043	3.16
J39 F	GD	M	P	Yes	745	4,992	6.70
K58 S	GD	M	A	Yes	1,386	4,990	3.60
WN20 C	GD	M	A	No	1,406	4,963	3.53
J57 F	GD	M	A	Yes	2,444	4,961	2.03
1220 A	GD	M	U	Yes	2,177	4,942	2.27
1212 B	GD	M	A	Yes	1,665	4,928	2.96
J58 U	GD	M	P	Yes	1,041	4,903	4.71
G36 D	GD	M	A	Yes	1,825	4,891	2.68
A1005 B	GD	M	A	No	1,254	4,878	3.89
G23 J	GD	M	A	Yes	1,270	4,839	3.81
DN55 F	GD	M	A	No	1,850	4,736	2.56
A0906 E	GD	M	A	No	1,291	4,583	3.55
G23 N	GD	M	A	Yes	1,780	4,557	2.56
CL17 M	GD	M	P	Yes	977	4,514	4.62
J59 BK	GD	M	A	Yes	1,231	4,481	3.64
H26 W	GD	M	IA	Yes	1,711	4,466	2.61
J32 AE	GD	M	A	Yes	1,332	4,436	3.33
L33 F	GD	M	A	Yes	1,825	4,435	2.43
K50 R	GD	M	P	Yes	2,005	4,431	2.21
1320 P	GD	M	A	Yes	1,480	4,425	2.99
DN50 G	GD	M	A	No	469	4,409	9.40
N18 H	GD	M	A	Yes	1,499	4,392	2.93
1212 H	GD	M	P	No	1,026	4,391	4.28
CK17 L	GD	M	A	Yes	1,973	4,380	2.22
J35 S	GD	M	P	No	1,645	4,376	2.66
A1118 A	GD	M	P	No	830	4,366	5.26
A0905 C	GD	M	A	No	1,802	4,361	2.42

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
L61 E	GD	M	A	No	1,657	4,325	2.61
G24 Q	GD	M	P	Yes	454	4,313	9.50
1212 G	GD	M	P	No	493	4,299	8.72
H39 PZ	GD	M	P	Yes	355	4,274	12.04
J59 BC	GD	M	A	Yes	1,499	4,242	2.83
K50 P	GD	M	P	Yes	530	4,203	7.93
M20 K	GD	M	P	Yes	1,144	4,187	3.66
A0906 J	GD	M	A	No	1,709	4,136	2.42
JA40 H	GD	M	A	Yes	1,457	4,123	2.83
WP25 C	GD	M	A	No	1,233	4,094	3.32
CK16 G	GD	M	A	Yes	1,282	4,090	3.19
1221 A	GD	M	P	Yes	981	4,061	4.14
H38 E	GD	M	P	Yes	1,053	4,033	3.83
M21 J	GD	M	P	Yes	1,386	4,019	2.90
A1104 G	GD	M	A	No	725	3,995	5.51
1321 C	GD	M	A	Yes	1,332	3,983	2.99
H39 PY	GD	M	P	Yes	466	3,980	8.54
H24 N	GD	M	IA	Yes	1,282	3,974	3.10
CL18 G	GD	M	P	Yes	1,060	3,964	3.74
1404 F	GD	M	A	Yes	1,480	3,937	2.66
L48 A	GD	M	A	Yes	1,761	3,892	2.21
J39 E	GD	M	P	Yes	1,248	3,869	3.10
L26 B	GD	M	IA	Yes	1,263	3,865	3.06
CL17 S	GD	M	P	Yes	922	3,863	4.19
1217 J	GD	M	P	Yes	207	3,850	18.60
A1007 B	GD	M	A	No	669	3,847	5.75
1312 A	GD	M	A	No	1,102	3,846	3.49
1314 J	GD	M	A	Yes	1,100	3,839	3.49
J37 E	GD	M	P	Yes	525	3,827	7.29
A0920 E	GD	M	A	Yes	1,202	3,798	3.16
L56 A	GD	M	A	Yes	1,591	3,771	2.37
L46 H	GD	M	A	Yes	1,702	3,744	2.20
L56 C	GD	M	P	Yes	1,189	3,733	3.14
K59 AA	GD	M	P	Yes	1,480	3,715	2.51
J59 E	GD	M	A	Yes	1,383	3,706	2.68
K52 Q	GD	M	P	Yes	375	3,701	9.87
M20 L	GD	M	P	Yes	1,430	3,675	2.57
DN50 B	GD	M	A	No	863	3,633	4.21
J37 PY	GD	M	P	Yes	986	3,628	3.68
J57 M	GD	M	IA	Yes	1,179	3,620	3.07
D26 AA	GD	M	A	Yes	1,282	3,615	2.82
J26 S	GD	M	A	Yes	1,406	3,613	2.57
1210 P	GD	M	A	No	969	3,605	3.72
G24 BC	GD	M	A	Yes	1,406	3,599	2.56
J39 R	GD	M	A	Yes	530	3,593	6.78
M19 A	GD	M	A	Yes	1,176	3,575	3.04
A0906 A	GD	M	A	No	932	3,551	3.81
J39 B	GD	M	A	Yes	1,509	3,531	2.34
M24 K	GD	M	P	Yes	940	3,506	3.73
J35 F	GD	M	A	No	1,001	3,483	3.48
K61 G	GD	M	A	Yes	1,415	3,453	2.44
1221 D	GD	M	A	Yes	1,058	3,449	3.26
L59 E	GD	M	P	Yes	1,164	3,445	2.96
H39 PV	GD	M	P	Yes	313	3,440	10.99
J26 H	GD	M	A	Yes	1,001	3,433	3.43
G24 AU	GD	M	A	Yes	981	3,424	3.49
WP24 N	GD	M	A	No	986	3,421	3.47

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1403 E	GD	M	A	Yes	1,184	3,398	2.87
A1103 E	GD	M	A	No	653	3,396	5.20
H37 F	GD	M	IA	Yes	1,672	3,344	2.00
1017 D	GD	M	A	Yes	989	3,323	3.36
L25 M	GD	M	IA	Yes	1,036	3,305	3.19
J26 P	GD	M	A	Yes	1,105	3,304	2.99
CH16 D	GD	M	A	Yes	1,480	3,256	2.20
K52 PY	GD	M	P	Yes	949	3,255	3.43
DN53 A	GD	M	A	No	1,233	3,206	2.60
M19 Q	GD	M	P	Yes	843	3,203	3.80
1210 Y	GD	M	A	No	740	3,175	4.29
K52 B	GD	M	A	Yes	1,166	3,172	2.72
1209 A	GD	M	A	Yes	1,586	3,172	2.00
L56 G	GD	M	A	Yes	1,036	3,170	3.06
JA40 T	GD	M	A	Yes	959	3,165	3.30
L57 D	GD	M	P	No	986	3,145	3.19
1206 A	GD	M	A	No	1,317	3,003	2.28
J37 R	GD	M	A	Yes	1,489	2,993	2.01
DN50 A	GD	M	A	No	784	2,964	3.78
L57 B	GD	M	P	Yes	434	2,956	6.81
CL18 C	GD	M	P	Yes	994	2,952	2.97
1214 C	GD	M	P	Yes	503	2,877	5.72
1010 C	GD	M	A	No	1,181	2,858	2.42
CH16 B	GD	M	A	Yes	895	2,846	3.18
M20 M	GD	M	P	Yes	671	2,838	4.23
1024 A	GD	M	A	No	1,200	2,760	2.30
A0905 D	GD	M	A	No	870	2,749	3.16
CL18 D	GD	M	P	Yes	740	2,708	3.66
J39 L	GD	M	A	Yes	831	2,676	3.22
A0906 B	GD	M	A	No	855	2,668	3.12
J39 N	GD	M	A	Yes	888	2,664	3.00
K50 N	GD	M	P	Yes	1,213	2,656	2.19
1312 C	GD	M	A	No	520	2,642	5.08
M20 Y	GD	M	P	Yes	787	2,629	3.34
A1109 A	GD	M	A	No	706	2,598	3.68
J26 Q	GD	M	A	Yes	962	2,578	2.68
DN58 E	GD	M	A	No	256	2,560	10.00
J36 B	GD	M	P	Yes	831	2,543	3.06
DN58 A	GD	M	A	No	898	2,541	2.83
CL17 W	GD	M	P	Yes	671	2,536	3.78
A0920 D	GD	M	A	Yes	1,212	2,533	2.09
1210 S	GD	M	A	No	609	2,533	4.16
1014 C	GD	M	P	Yes	434	2,482	5.72
WN24 J	GD	M	A	No	1,184	2,475	2.09
K50 Z	GD	M	A	Yes	1,110	2,464	2.22
J38 PX	GD	M	P	Yes	863	2,451	2.84
M20 F	GD	M	P	Yes	572	2,442	4.27
1220 D	GD	M	A	Yes	1,184	2,439	2.06
1219 B	GD	M	A	Yes	1,184	2,439	2.06
1212 D	GD	M	A	No	1,093	2,405	2.20
K58 B	GD	M	P	Yes	533	2,404	4.51
F33 A	GD	M	P	Yes	1,134	2,404	2.12
1016 F	GD	M	A	Yes	769	2,322	3.02
CL18 H	GD	M	P	Yes	740	2,301	3.11
J37 D	GD	M	A	Yes	602	2,264	3.76
WN24 B	GD	M	A	No	829	2,263	2.73
A0916 D	GD	M	A	No	1,097	2,238	2.04

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1116 D	GD	M	A	No	966	2,164	2.24
J57 PX	GD	M	P	Yes	700	2,121	3.03
1404 G	GD	M	P	Yes	239	2,118	8.86
G36 B	GD	M	A	Yes	986	2,110	2.14
L24 M	GD	M	P	Yes	446	2,052	4.60
K58 U	GD	M	P	Yes	444	2,007	4.52
CK16 O	GD	M	A	Yes	888	1,900	2.14
K50 Q	GD	M	P	Yes	227	1,889	8.32
J58 S	GD	M	P	Yes	316	1,842	5.83
DN58 G	GD	M	A	No	592	1,823	3.08
CK18 C	GD	M	A	Yes	552	1,744	3.16
K58 C	GD	M	P	Yes	466	1,724	3.70
CL17 T	GD	M	A	Yes	545	1,706	3.13
WP25 G	GD	M	A	No	624	1,685	2.70
J55 A	GD	M	A	Yes	607	1,663	2.74
J39 M	GD	M	P	Yes	138	1,659	12.02
1213 R	GD	M	P	No	599	1,629	2.72
DN55 A	GD	M	A	No	284	1,622	5.71
L19 A	GD	M	P	Yes	481	1,582	3.29
J59 AF	GD	M	A	Yes	570	1,579	2.77
J59 BR	GD	M	A	Yes	570	1,579	2.77
1206 Z	GD	M	A	No	496	1,557	3.14
J58 R	GD	M	P	Yes	454	1,544	3.40
DN58 J	GD	M	A	No	444	1,541	3.47
CK19 N	GD	M	P	Yes	461	1,531	3.32
CL17 P	GD	M	P	Yes	641	1,526	2.38
WN20 E	GD	M	A	No	621	1,509	2.43
A0905 B	GD	M	A	No	415	1,486	3.58
L56 D	GD	M	P	Yes	700	1,456	2.08
K58 PZ	GD	M	P	Yes	316	1,435	4.54
A1104 F	GD	M	A	No	201	1,417	7.05
CL17 L	GD	M	A	Yes	493	1,390	2.82
M19 F	GD	M	P	Yes	316	1,340	4.24
L24 V	GD	M	A	Yes	444	1,336	3.01
JA40 M	GD	M	A	Yes	523	1,323	2.53
CL18 R	GD	M	P	Yes	434	1,298	2.99
H39 PS	GD	M	P	Yes	286	1,241	4.34
A1018 F	GD	M	A	No	461	1,226	2.66
DN58 H	GD	M	A	No	444	1,199	2.70
1404 H	GD	M	P	Yes	136	1,065	7.83
A1118 J	GD	M	P	No	461	1,042	2.26
CK19 G	GD	M	P	Yes	256	991	3.87
J39 PY	GD	M	P	Yes	182	948	5.21
WP25 Q	GD	M	A	No	264	879	3.33
M19 R	GD	M	P	Yes	256	847	3.31
K55 C	GD	M	A	Yes	377	841	2.23
CK19 B	GD	M	A	Yes	397	822	2.07
L58 B	GD	M	P	Yes	390	788	2.02
J37 S	GD	M	A	Yes	311	778	2.50
L46 E	GD	M	A	Yes	247	761	3.08
L36 V	GD	M	A	Yes	365	737	2.02
1018 A	GD	M	A	Yes	210	706	3.36
CK18 A	GD	M	A	Yes	182	684	3.76
J40 PX	GD	M	P	Yes	239	669	2.80
J58 K	GD	M	P	Yes	210	605	2.88
M20 PN	GD	M	P	Yes	79	516	6.53
M19 G	GD	M	P	Yes	91	509	5.59

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
J39 PZ	GD	M	P	Yes	180	461	2.56
M24 PX	GD	M	P	Yes	165	429	2.60
CL18 Q	GD	M	P	Yes	123	385	3.13

					3,848,572	12,462,478	3.24

G1750 E	GF	ID	IA	Yes	15,080	30,311	2.01
1462 G	GF	ID	IA	Yes	6,752	24,037	3.56

					21,832	54,348	2.49

17A51U	GF	IF	A	Yes	28,408	143,176	5.04
1260 C	GF	IF	A	Yes	5,941	67,549	11.37
1259 BR	GF	IF	A	Yes	10,259	62,272	6.07
1360 AE	GF	IF	A	Yes	4,439	45,322	10.21
1461 Q	GF	IF	IA	Yes	19,013	41,068	2.16
HE69 M	GF	IF	A	Yes	6,500	39,715	6.11
1259 AK	GF	IF	A	Yes	4,784	29,039	6.07
HAB65G	GF	IF		No	8,878	28,942	3.26
HF74 R	GF	IF	A	No	5,327	28,020	5.26
G1750 F	GF	IF	IA	Yes	10,762	21,632	2.01
HE69 S	GF	IF	A	Yes	1,361	8,316	6.11

					105,672	515,051	4.87

G1752 H	GF	M	IA	Yes	26,795	78,777	2.94
17I75C	GF	M	IA	Yes	20,465	56,074	2.74
HA66 A	GF	M	P	No	1,843	43,790	23.76
17I76A	GF	M	P	Yes	5,156	36,814	7.14
HB69 J	GF	M	U	Yes	9,891	34,520	3.49
1866 B	GF	M	IA	Yes	11,985	34,397	2.87
HE69 R	GF	M	A	Yes	9,593	29,930	3.12
HA69 T	GF	M	A	No	12,034	28,521	2.37
H1663 F	GF	M	A	Yes	11,287	28,443	2.52
1462 J	GF	M	IA	Yes	7,635	28,250	3.70
JAC75A	GF	M	A	Yes	13,244	27,945	2.11
HE76 K	GF	M	U	No	3,696	27,461	7.43
17I74K	GF	M	P	Yes	1,739	26,798	15.41
17I74PX	GF	M	P	Yes	3,650	26,608	7.29
1775 A	GF	M	A	Yes	12,875	26,008	2.02
HH66 G	GF	M	P	Yes	2,343	25,890	11.05
G1754 M	GF	M	IA	Yes	8,395	25,437	3.03
G1753 J	GF	M	IA	Yes	10,149	25,170	2.48
HA72 C	GF	M	U	No	11,661	24,255	2.08
H1764 G	GF	M	A	Yes	6,513	24,163	3.71
G1755 B	GF	M	A	Yes	8,676	23,512	2.71
1868 D	GF	M	IA	Yes	9,479	23,129	2.44
HF74 E	GF	M	A	Yes	9,371	22,959	2.45
JAC74E	GF	M	A	Yes	10,802	22,900	2.12
2068 B	GF	M	A	Yes	6,362	22,458	3.53
G1750 D	GF	M	IA	Yes	11,112	22,335	2.01
HF74 K	GF	M	A	Yes	8,590	22,334	2.60
1675 C	GF	M	A	Yes	8,350	22,294	2.67
1461 E	GF	M	IA	Yes	9,445	22,007	2.33

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
HA68 D	GF	M	A	No	5,846	21,981	3.76
1777 C	GF	M	A	Yes	9,864	21,701	2.20
1869 L	GF	M	P	Yes	1,164	21,348	18.34
HG70 M	GF	M	P	Yes	3,696	21,215	5.74
2065 C	GF	M	IA	Yes	6,421	20,932	3.26
17I74E	GF	M	IA	Yes	5,923	20,316	3.43
1774 B	GF	M	A	Yes	7,714	20,056	2.60
HH66 Q	GF	M	P	Yes	2,343	19,822	8.46
HA69 N	GF	M	P	No	4,581	19,469	4.25
1774 L	GF	M	A	Yes	9,151	19,217	2.10
1867 D	GF	M	IA	Yes	7,743	19,203	2.48
HAC66C	GF	M	P	No	4,394	19,202	4.37
HC69 L	GF	M	U	Yes	4,977	19,161	3.85
G1760 B	GF	M	A	Yes	6,510	18,814	2.89
1777 K	GF	M	IA	Yes	6,160	18,480	3.00
G1652 J	GF	M	A	Yes	7,184	18,391	2.56
2066 A	GF	M	IA	Yes	8,384	17,858	2.13
2068 E	GF	M	A	Yes	6,658	17,777	2.67
1869 J	GF	M	P	Yes	1,517	17,582	11.59
1675 A	GF	M	A	Yes	6,352	17,404	2.74
H66 R	GF	M	A	No	7,809	17,336	2.22
HH66 R	GF	M	P	Yes	7,809	17,336	2.22
1558 A	GF	M	A	No	5,367	17,228	3.21
HG70 AD	GF	M	IA	Yes	7,158	16,821	2.35
G1753 Q	GF	M	IA	Yes	8,225	16,779	2.04
1967 E	GF	M	P	Yes	7,151	16,733	2.34
17I69M	GF	M	IA	Yes	7,921	16,634	2.10
HH72 N	GF	M	A	Yes	5,227	16,308	3.12
HAB71G	GF	M	P	No	5,635	16,116	2.86
G1652 A	GF	M	A	Yes	6,750	16,065	2.38
17I69G	GF	M	IA	Yes	7,151	15,446	2.16
17I69E	GF	M	IA	Yes	7,645	15,366	2.01
HH68 C	GF	M	P	Yes	2,343	15,206	6.49
G1658 B	GF	M	IA	Yes	4,217	15,097	3.58
HA69 O	GF	M	A	No	7,432	15,013	2.02
HF74 B	GF	M	A	Yes	6,008	14,960	2.49
17I70PX	GF	M	P	Yes	1,687	14,947	8.86
2065 A	GF	M	IA	Yes	7,072	14,922	2.11
HF74 H	GF	M	A	Yes	5,987	14,848	2.48
1874 C	GF	M	IA	Yes	5,539	14,845	2.68
1461 K	GF	M	IA	Yes	5,105	14,753	2.89
HG72 J	GF	M	IA	Yes	7,210	14,708	2.04
1359 C	GF	M	P	Yes	883	14,684	16.63
1557 C	GF	M	A	No	5,771	14,485	2.51
1675 F	GF	M	A	Yes	6,165	14,303	2.32
1867 F	GF	M	P	Yes	5,548	14,258	2.57
HH70 J	GF	M	A	Yes	6,429	14,144	2.20
HG72 X	GF	M	A	Yes	6,377	14,093	2.21
HC72 L	GF	M	U	Yes	5,310	14,018	2.64
H1863 H	GF	M	P	Yes	2,275	13,991	6.15
1860 C	GF	M	IA	Yes	4,498	13,989	3.11
17I69A	GF	M	IA	Yes	4,340	13,975	3.22
HB70 D	GF	M	U	Yes	4,727	13,614	2.88
1777 U	GF	M	IA	Yes	4,439	13,495	3.04
HB70 L	GF	M	U	Yes	6,703	13,406	2.00
1775 J	GF	M	A	Yes	6,658	13,383	2.01
1561 D	GF	M	A	Yes	5,221	12,948	2.48

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
17I70PZ	GF	M	P	Yes	1,465	12,760	8.71
G1652 F	GF	M	A	Yes	5,917	12,662	2.14
HG72 A	GF	M	P	Yes	4,555	12,572	2.76
HA69 LP	GF	M	P	No	690	12,565	18.21
1457 B	GF	M	A	No	5,654	12,552	2.22
HB69 E	GF	M	P	No	1,822	12,462	6.84
1757 B	GF	M	A	Yes	4,192	12,450	2.97
1867 B	GF	M	P	Yes	5,968	12,294	2.06
1462 F	GF	M	IA	Yes	3,536	11,987	3.39
2068 C	GF	M	A	Yes	3,847	11,964	3.11
HC69 R	GF	M	U	Yes	3,426	11,922	3.48
1462 L	GF	M	IA	Yes	5,080	11,836	2.33
HAB65Q	GF	M	U	No	4,259	11,797	2.77
HC72 C	GF	M	P	No	372	11,688	31.42
17I75R	GF	M	IA	Yes	3,100	11,532	3.72
1462 D	GF	M	IA	Yes	3,361	11,394	3.39
G1753 B	GF	M	P	Yes	927	11,384	12.28
1259 BPY	GF	M	P	Yes	1,433	11,349	7.92
HF74 A	GF	M	IA	Yes	4,274	11,283	2.64
HG72 AC	GF	M	A	Yes	5,050	11,262	2.23
1869 F	GF	M	P	Yes	2,306	11,161	4.84
HG72 AA	GF	M	A	Yes	5,518	11,091	2.01
G1652 L	GF	M	U	Yes	4,009	10,985	2.74
1559 A	GF	M	A	No	3,030	10,938	3.61
1774 D	GF	M	A	Yes	3,403	10,788	3.17
1966 B	GF	M	P	Yes	449	10,776	24.00
HG72 AD	GF	M	IA	Yes	4,758	10,753	2.26
HG70 E	GF	M	IA	Yes	3,644	10,750	2.95
G1652 C	GF	M	A	Yes	3,777	10,727	2.84
G1760 A	GF	M	A	Yes	3,884	10,720	2.76
1460 C	GF	M	IA	Yes	3,699	10,690	2.89
17I70B	GF	M	IA	Yes	3,600	10,548	2.93
1360 AA	GF	M	IA	Yes	4,907	10,501	2.14
1867 G	GF	M	IA	Yes	3,193	10,313	3.23
G1854 A	GF	M	A	Yes	2,629	10,174	3.87
G1752 S	GF	M	IA	Yes	3,267	9,964	3.05
H66 O	GF	M	A	No	4,685	9,932	2.12
HH66 O	GF	M	P	Yes	4,685	9,932	2.12
HH72 A	GF	M	P	Yes	4,092	9,534	2.33
2068 F	GF	M	A	Yes	3,896	9,272	2.38
HA71 F	GF	M	P	No	3,514	9,242	2.63
HG70 V	GF	M	A	Yes	4,155	9,183	2.21
17I69B	GF	M	IA	Yes	4,227	9,130	2.16
G1852 A	GF	M	A	Yes	3,644	9,001	2.47
G1652 D	GF	M	A	Yes	3,644	9,001	2.47
17I75F	GF	M	IA	Yes	4,128	8,999	2.18
HF74 G	GF	M	A	Yes	3,254	8,851	2.72
1675 J	GF	M	A	Yes	4,318	8,809	2.04
HG74 D	GF	M	A	Yes	3,748	8,733	2.33
HC72 H	GF	M	U	Yes	3,402	8,709	2.56
HH72 B	GF	M	P	Yes	3,957	8,666	2.19
17I75S	GF	M	IA	Yes	2,922	8,445	2.89
1860 D	GF	M	IA	Yes	3,206	8,368	2.61
HG72 O	GF	M	P	Yes	4,061	8,366	2.06
17I69L	GF	M	IA	Yes	3,699	8,360	2.26
HAB68D	GF	M	P	No	3,696	8,279	2.24
17I74G	GF	M	IA	Yes	3,477	8,275	2.38

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
HB69 HP	GF	M	P	No	351	8,259	23.53
17I70J	GF	M	P	Yes	3,055	8,248	2.70
HA71 D	GF	M	U	No	3,072	8,233	2.68
1766 A	GF	M	P	Yes	539	8,117	15.06
1359 APZ	GF	M	P	Yes	469	7,818	16.67
HE69 H	GF	M	A	Yes	2,064	7,802	3.78
HF73 A	GF	M	A	Yes	2,407	7,751	3.22
17I70E	GF	M	IA	Yes	2,091	7,674	3.67
1874 J	GF	M	IA	Yes	3,699	7,657	2.07
1776 R	GF	M	A	Yes	2,656	7,649	2.88
G1752 M	GF	M	P	Yes	1,648	7,647	4.64
H1663 H	GF	M	P	Yes	895	7,590	8.48
1861 E	GF	M	P	Yes	1,186	7,436	6.27
1561 J	GF	M	A	Yes	3,378	7,432	2.20
HAB72A	GF	M	P	No	2,213	7,414	3.35
JC76 A	GF	M	P	No	1,600	7,264	4.54
G1752 Q	GF	M	P	Yes	2,931	7,152	2.44
H1764 B	GF	M	A	Yes	2,408	7,128	2.96
1874 M	GF	M	IA	Yes	3,507	7,014	2.00
17I69K	GF	M	P	Yes	1,514	6,980	4.61
HAB65H	GF	M	U	No	2,608	6,963	2.67
17I69D	GF	M	IA	Yes	3,058	6,850	2.24
G1753 F	GF	M	P	Yes	3,373	6,847	2.03
1874 H	GF	M	IA	Yes	2,486	6,687	2.69
1766 P	GF	M	U	Yes	419	6,616	15.79
G1652 E	GF	M	A	Yes	2,421	6,609	2.73
1964 C	GF	M	P	Yes	2,663	6,604	2.48
1864 B	GF	M	P	Yes	2,663	6,604	2.48
HE69 E	GF	M	A	Yes	2,930	6,563	2.24
1870 C	GF	M	IA	No	2,466	6,510	2.64
1766 B	GF	M	P	Yes	984	6,504	6.61
G1751 Q	GF	M	IA	Yes	2,228	6,483	2.91
G1752 A	GF	M	IA	Yes	2,072	6,444	3.11
G1753 C	GF	M	P	Yes	2,205	6,350	2.88
G1753 E	GF	M	A	Yes	1,957	6,204	3.17
HG74 F	GF	M	A	Yes	1,692	6,159	3.64
17I76C	GF	M	P	Yes	1,926	6,125	3.18
G1653 C	GF	M	IA	Yes	2,551	6,071	2.38
H1863 K	GF	M	P	Yes	1,236	6,069	4.91
1861 D	GF	M	A	Yes	2,293	6,031	2.63
HC70 F	GF	M	U	Yes	1,999	5,977	2.99
HH68 B	GF	M	P	Yes	1,098	5,962	5.43
JAB76A	GF	M	A	Yes	2,483	5,934	2.39
G1754 L	GF	M	IA	Yes	2,486	5,867	2.36
HH70 G	GF	M	P	Yes	768	5,821	7.58
HF73 C	GF	M	A	Yes	2,239	5,777	2.58
1961 B	GF	M	P	Yes	2,523	5,652	2.24
HG70 AE	GF	M	P	Yes	2,811	5,650	2.01
17I69Q	GF	M	IA	Yes	2,269	5,627	2.48
17I69N	GF	M	P	Yes	678	5,532	8.16
1775 H	GF	M	A	Yes	1,534	5,461	3.56
1675 H	GF	M	A	Yes	1,973	5,367	2.72
G1754 N	GF	M	IA	Yes	2,147	5,346	2.49
G1761 H	GF	M	P	Yes	877	5,236	5.97
HAB66A	GF	M	U	No	1,650	5,181	3.14
G1652 H	GF	M	A	Yes	1,531	5,159	3.37
1861 C	GF	M	A	Yes	2,219	5,126	2.31

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
HG70 Q	GF	M	IA	Yes	2,174	5,087	2.34
HG72 AE	GF	M	A	Yes	1,757	4,972	2.83
17I75H	GF	M	IA	Yes	1,559	4,848	3.11
HC72 E	GF	M	P	No	484	4,830	9.98
HG72 S	GF	M	P	Yes	1,093	4,809	4.40
HB69 C	GF	M	P	Yes	1,801	4,809	2.67
H1763 U	GF	M	P	Yes	760	4,803	6.32
HA71 L	GF	M	P	No	2,108	4,764	2.26
1675 L	GF	M	A	Yes	1,628	4,607	2.83
HAC73B	GF	M	U	No	2,259	4,563	2.02
1766 M	GF	M	P	Yes	802	4,523	5.64
JC76 H	GF	M	A	No	1,438	4,515	3.14
HG72 H	GF	M	P	Yes	755	4,485	5.94
1869 D	GF	M	P	Yes	1,023	4,440	4.34
HG70 D	GF	M	IA	Yes	2,004	4,429	2.21
1869 E	GF	M	P	Yes	698	4,425	6.34
HG72 B	GF	M	P	Yes	1,856	4,343	2.34
1777 B	GF	M	A	Yes	1,657	4,242	2.56
HF73 F	GF	M	A	Yes	1,825	4,234	2.32
1870 D	GF	M	P	Yes	396	4,225	10.67
G1755 K	GF	M	A	Yes	1,952	4,216	2.16
1359 B	GF	M	P	Yes	607	4,200	6.92
HA69 DP	GF	M	P	No	245	4,175	17.04
G1754 Y	GF	M	IA	Yes	1,869	4,149	2.22
1456 A	GF	M	A	No	1,072	4,074	3.80
1259 BD	GF	M	P	Yes	1,630	4,010	2.46
1869 M	GF	M	P	Yes	363	3,997	11.01
H1765 P	GF	M	P	Yes	245	3,869	15.79
HAB65M	GF	M	U	No	1,887	3,849	2.04
1675 PX	GF	M	P	Yes	626	3,819	6.10
17I76K	GF	M	A	Yes	1,808	3,797	2.10
1767 B	GF	M	P	Yes	676	3,779	5.59
2066 B	GF	M	IA	Yes	1,645	3,751	2.28
1869 K	GF	M	A	Yes	1,761	3,733	2.12
1966 D	GF	M	P	Yes	1,418	3,729	2.63
1774 E	GF	M	A	Yes	1,677	3,656	2.18
HC72 M	GF	M	U	Yes	1,770	3,646	2.06
17I75G	GF	M	IA	Yes	1,642	3,645	2.22
HB70 M	GF	M	P	No	781	3,577	4.58
HG72 F	GF	M	P	Yes	729	3,361	4.61
HA69 G	GF	M	P	No	109	3,335	30.60
1559 AD	GF	M	IA	No	911	3,307	3.63
17I76D	GF	M	P	Yes	700	3,276	4.68
1766 K	GF	M	A	Yes	1,627	3,270	2.01
1864 C	GF	M	P	Yes	863	3,245	3.76
1964 D	GF	M	P	Yes	863	3,245	3.76
1461 PX	GF	M	P	Yes	873	3,239	3.71
1968 J	GF	M	IA	Yes	872	3,235	3.71
1968 F	GF	M	IA	Yes	872	3,235	3.71
HA72 D	GF	M	P	No	937	3,120	3.33
HB68 JP	GF	M	P	No	213	3,120	14.65
1359 D	GF	M	P	Yes	661	3,100	4.69
HA71 S	GF	M	P	No	690	3,050	4.42
17I74F	GF	M	IA	Yes	1,302	3,008	2.31
2067 B	GF	M	IA	Yes	1,361	2,967	2.18
1359 BM	GF	M	IA	Yes	1,381	2,955	2.14
G1754 J	GF	M	P	Yes	1,000	2,950	2.95

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
1870 A	GF	M	P	No	924	2,948	3.19
G1754 D	GF	M	IA	Yes	1,252	2,842	2.27
1874 PX	GF	M	P	Yes	587	2,777	4.73
HG70 A	GF	M	P	Yes	1,354	2,722	2.01
HC67 C	GF	M	U	Yes	1,197	2,657	2.22
1869 G	GF	M	P	Yes	513	2,493	4.86
2065 K	GF	M	P	Yes	932	2,433	2.61
1359 AD	GF	M	P	Yes	868	2,326	2.68
1259 AB	GF	M	A	Yes	612	2,319	3.79
1860 A	GF	M	P	Yes	395	2,279	5.77
JAB76C	GF	M	A	Yes	1,015	2,162	2.13
17I70K	GF	M	P	Yes	476	2,128	4.47
1359 H	GF	M	P	Yes	703	2,109	3.00
1457 A	GF	M	P	No	810	2,106	2.60
H1562 H	GF	M	A	Yes	578	2,000	3.46
HE69 Q	GF	M	P	Yes	838	1,978	2.36
HA71 P	GF	M	U	No	906	1,894	2.09
1867 A	GF	M	P	Yes	390	1,880	4.82
HE69 T	GF	M	P	Yes	429	1,622	3.78
HA69 EP	GF	M	P	No	122	1,492	12.23
H1562 G	GF	M	A	Yes	390	1,482	3.80
H1562 L	GF	M	P	Yes	414	1,412	3.41
H1763 F	GF	M	P	Yes	444	1,328	2.99
17I74L	GF	M	P	Yes	488	1,318	2.70
1869 A	GF	M	P	Yes	409	1,313	3.21
JAB76B	GF	M	A	Yes	435	1,244	2.86
HA71 R	GF	M	P	No	406	1,242	3.06
1869 B	GF	M	P	Yes	313	1,089	3.48
1775 B	GF	M	A	Yes	454	1,071	2.36
1869 I	GF	M	P	Yes	370	1,025	2.77
17I70PM	GF	M	P	Yes	91	843	9.26
17I75B	GF	M	P	Yes	91	816	8.97
G1753 A	GF	M	P	Yes	307	792	2.58
17I75A	GF	M	IA	Yes	370	792	2.14
HG70 PX	GF	M	P	No	118	755	6.40
1867 M	GF	M	P	Yes	237	687	2.90
G1755 H	GF	M	A	Yes	286	635	2.22
1259 BPX	GF	M	P	Yes	121	626	5.17

					1,012,480	3,069,554	3.03

J6 WD	GG	M	A	No	83,024	171,029	2.06
7 #E	GG	M	A	No	33,255	108,411	3.26
FWHWJ	GG	M	A	No	26,612	104,319	3.92
7 WWB	GG	M	A	No	32,946	101,803	3.09
B9 WI	GG	M	A	No	41,638	92,853	2.23
B5WD2J	GG	M	A	No	16,135	88,420	5.48
7 WWP	GG	M	A	No	33,607	86,370	2.57
J7 BWA	GG	M	A	No	23,506	84,387	3.59
J7WHEB	GG	M	A	No	10,965	77,084	7.03
B9 WC	GG	M	A	No	30,928	68,969	2.23
B5WD2M	GG	M	A	No	16,852	66,397	3.94
J6 WC	GG	M	A	No	27,116	65,078	2.40
GNWCI	GG	M	A	No	9,863	62,729	6.36
J6 WF	GG	M	A	No	19,495	56,730	2.91
B5WD2D	GG	M	A	No	14,306	53,934	3.77

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
B9WG	GG	M	A	No	15,467	53,052	3.43
7#C	GG	M	A	No	11,370	48,777	4.29
GNWCN	GG	M	A	No	12,199	47,576	3.90
7WWH	GG	M	A	No	16,591	45,459	2.74
B5WD2E	GG	M	A	No	13,897	42,942	3.09
GNWCJ	GG	M	A	No	6,227	41,721	6.70
B9WJ	GG	M	A	No	13,494	41,696	3.09
J7WHEE	GG	M	A	No	8,735	40,443	4.63
J7WF	GG	M	A	No	16,547	36,900	2.23
GNWCP	GG	M	A	No	8,859	33,398	3.77
B9WF	GG	M	A	No	10,900	31,719	2.91
7#H	GG	M	A	No	12,321	31,665	2.57
J6WB	GG	M	A	No	9,470	30,872	3.26
FWHWD	GG	M	A	No	9,825	30,359	3.09
J7WHC	GG	M	A	No	12,338	29,611	2.40
GNWCO	GG	M	A	No	8,118	28,575	3.52
FWHWG	GG	M	A	No	5,668	28,170	4.97
GNWCE	GG	M	A	No	4,977	27,722	5.57
7#F	GG	M	A	No	5,377	27,638	5.14
GNWCG	GG	M	A	No	6,227	27,523	4.42
7WWG	GG	M	A	No	9,307	27,083	2.91
J6WG	GG	M	A	No	7,892	27,070	3.43
GNWCM	GG	M	A	No	5,599	26,987	4.82
B5WD2H	GG	M	A	No	8,181	25,279	3.09
7WWE	GG	M	A	No	9,159	25,096	2.74
7WWA	GG	M	A	No	11,178	24,927	2.23
FWHWL	GG	M	A	No	5,924	24,822	4.19
J7WHK	GG	M	A	No	5,918	24,796	4.19
FWHWH	GG	M	A	No	7,672	24,013	3.13
B5WD2I	GG	M	A	No	9,295	23,888	2.57
7#K	GG	M	A	No	8,191	23,836	2.91
GNWCK	GG	M	A	No	4,889	23,761	4.86
B9WE	GG	M	A	No	7,914	23,030	2.91
J7WHG	GG	M	A	No	6,007	22,646	3.77
J7WHF	GG	M	A	No	8,805	22,629	2.57
B10WD	GG	M	A	No	8,090	22,167	2.74
J7WHD	GG	M	A	No	6,220	21,335	3.43
J7WD	GG	M	A	No	5,415	21,335	3.94
B10WB	GG	M	A	No	6,717	20,756	3.09
FWHWF	GG	M	A	No	6,451	19,934	3.09
FWHWK	GG	M	A	No	3,596	19,634	5.46
J7WHJ	GG	M	A	No	3,596	19,634	5.46
GNWCF	GG	M	A	No	3,711	19,371	5.22
B10WC	GG	M	A	No	9,292	19,142	2.06
7#G	GG	M	A	No	4,279	19,084	4.46
J7WHH	GG	M	A	No	5,256	18,028	3.43
J7WH	GG	M	A	No	5,787	17,882	3.09
GNWCC	GG	M	A	No	3,080	17,772	5.77
J7WE	GG	M	A	No	6,782	17,430	2.57
B9WB	GG	M	A	No	7,751	17,285	2.23
FWHWC	GG	M	A	No	7,735	17,249	2.23
B10WH	GG	M	A	No	6,642	17,070	2.57
B5WD2G	GG	M	A	No	4,920	16,876	3.43
FWHWI	GG	M	A	No	3,222	16,303	5.06
FWHWB	GG	M	A	No	7,308	16,297	2.23
7WWO	GG	M	A	No	4,450	16,020	3.60
J9WB	GG	M	A	No	4,113	15,506	3.77

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
7WWD	GG	M	A	No	6,953	15,505	2.23
GNWCD	GG	M	A	No	3,732	15,339	4.11
J6WA	GG	M	A	No	3,722	15,297	4.11
J9WA	GG	M	A	No	5,898	15,158	2.57
FWHWA	GG	M	A	No	4,726	14,792	3.13
J7WHE	GG	M	A	No	4,502	14,677	3.26
J6WE	GG	M	A	No	3,715	14,637	3.94
B9WA	GG	M	A	No	4,229	14,505	3.43
J7WC	GG	M	A	No	3,124	14,464	4.63
J7WHED	GG	M	A	No	4,431	14,445	3.26
B10WE	GG	M	A	No	4,513	13,945	3.09
7#J	GG	M	A	No	2,752	13,677	4.97
B5WD2A	GG	M	A	No	6,065	13,525	2.23
7WWN	GG	M	A	No	2,906	13,455	4.63
J7WHEF	GG	M	A	No	5,232	13,446	2.57
B5WD2B	GG	M	A	No	4,616	13,433	2.91
B5WD2C	GG	M	A	No	3,107	13,329	4.29
GNWCH	GG	M	A	No	3,220	12,977	4.03
B10WA	GG	M	A	No	4,822	12,393	2.57
J9WC	GG	M	A	No	4,390	12,029	2.74
7WWM	GG	M	A	No	5,383	12,004	2.23
B10WF	GG	M	A	No	4,244	11,629	2.74
J7WHA	GG	M	A	No	2,509	11,617	4.63
B5WD2O	GG	M	A	No	3,220	11,592	3.60
7#L	GG	M	A	No	2,782	11,434	4.11
J6WH	GG	M	A	No	3,487	11,368	3.26
J7WG	GG	M	A	No	4,189	10,766	2.57
GNWCL	GG	M	A	No	2,603	10,724	4.12
B9WH	GG	M	A	No	4,632	10,329	2.23
B5WD2F	GG	M	A	No	2,365	10,146	4.29
GNWCR	GG	M	A	No	3,260	10,073	3.09
B9WD	GG	M	A	No	3,798	9,761	2.57
B10WG	GG	M	A	No	4,056	9,734	2.40
J7WB	GG	M	A	No	2,302	9,070	3.94
FWHWE	GG	M	A	No	3,106	9,038	2.91
J7WHI	GG	M	A	No	4,350	8,961	2.06
7WWF	GG	M	A	No	3,345	8,597	2.57
B5WD2N	GG	M	A	No	2,341	8,428	3.60
J7WHB	GG	M	A	No	3,498	8,395	2.40
7WWI	GG	M	A	No	2,701	8,346	3.09
B5WD2K	GG	M	A	No	3,360	8,064	2.40
7#D	GG	M	A	No	1,765	7,572	4.29
GNWCA	GG	M	A	No	1,909	7,140	3.74
J7WHEC	GG	M	A	No	1,565	6,244	3.99
7#I	GG	M	A	No	1,597	5,749	3.60
7WWJ	GG	M	A	No	2,074	5,330	2.57
J7WA	GG	M	A	No	1,989	5,112	2.57
7#B	GG	M	A	No	2,170	4,839	2.23
GNWCQ	GG	M	A	No	1,801	4,502	2.50
7#A	GG	M	A	No	1,165	3,996	3.43
7WWK	GG	M	A	No	888	3,197	3.60
7WWL	GG	M	A	No	799	2,876	3.60

					1,045,107	3,337,965	3.19

TB314E	GH	ID	IA	Yes	11,600	34,568	2.98

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K310 D	GH	ID	IA	Yes	3,053	9,373	3.07

					14,653	43,941	3.00

M303 F	GH	IF	A	Yes	1,703	6,931	4.07

					1,703	6,931	4.07

B02 A6A	GH	M	P	Yes	27,547	140,490	5.10
K3 BM	GH	M	U	No	7,879	86,984	11.04
TB319 A	GH	M	U	Yes	6,254	83,929	13.42
T217 APP	GH	M	P	Yes	2,299	76,603	33.32
T217 APN	GH	M	P	Yes	2,289	74,713	32.64
T217 APG	GH	M	P	Yes	4,439	73,510	16.56
T217 APQ	GH	M	P	Yes	1,649	57,534	34.89
TB214 PZ	GH	M	P	Yes	2,713	57,136	21.06
LK406 G	GH	M	U	No	3,768	54,862	14.56
T217 APF	GH	M	P	Yes	1,625	46,296	28.49
LK408 G	GH	M	U	No	6,838	46,088	6.74
LK306 L	GH	M	U	No	11,437	44,261	3.87
TB313 B	GH	M	IA	Yes	14,532	43,305	2.98
LK408 C	GH	M	U	No	13,778	39,956	2.90
B06 M	GH	M	P	Yes	8,292	38,060	4.59
LK408 Q	GH	M	U	No	5,916	37,212	6.29
K3 BR	GH	M	U	No	6,135	35,583	5.80
TB314 PZ	GH	M	P	Yes	6,461	35,536	5.50
K3 BN	GH	M	U	No	3,926	35,020	8.92
LK410 A	GH	M	U	No	4,123	35,004	8.49
TB317 PX	GH	M	P	Yes	2,348	33,905	14.44
TB314 B	GH	M	IA	Yes	12,431	32,818	2.64
TB214 G	GH	M	A	Yes	15,093	32,601	2.16
M3 BPP	GH	M	P	Yes	817	32,272	39.50
B06 PM	GH	M	P	Yes	2,520	32,155	12.76
TB214 PO	GH	M	P	Yes	3,296	30,686	9.31
M303 C	GH	M	IA	Yes	11,763	29,172	2.48
B03001	GH	M	P	Yes	2,025	28,775	14.21
B05009	GH	M	P	Yes	787	28,450	36.15
K3 BP	GH	M	U	No	7,654	28,090	3.67
TB212 F	GH	M	U	Yes	5,549	28,022	5.05
TB212 PF	GH	M	P	Yes	5,333	26,932	5.05
LK410 D	GH	M	U	No	3,043	26,870	8.83
M302 PD	GH	M	P	Yes	3,102	26,429	8.52
K3 BK	GH	M	U	No	3,127	25,735	8.23
M3 BD	GH	M	U	No	9,038	25,126	2.78
TB312 B	GH	M	IA	Yes	7,997	24,951	3.12
TB312 G	GH	M	A	Yes	7,916	24,698	3.12
K3 BS	GH	M	P	Yes	5,558	24,455	4.40
TB315 PZ	GH	M	P	Yes	4,249	24,304	5.72
M3 BPW	GH	M	P	Yes	1,712	24,173	14.12
K3 CV	GH	M	U	No	5,290	24,122	4.56
TB214 B	GH	M	A	Yes	7,140	23,419	3.28
TB320 B	GH	M	A	Yes	8,791	23,032	2.62
B06020	GH	M	U	Yes	3,701	23,020	6.22
T217 APL	GH	M	P	Yes	1,953	22,733	11.64
K3 CJ	GH	M	IA	Yes	10,673	22,520	2.11

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
LK306 M	GH	M	U	No	5,139	22,046	4.29
LK208 V	GH	M	U	No	2,367	21,824	9.22
T217 APM	GH	M	P	Yes	1,574	21,816	13.86
TB314 F	GH	M	A	Yes	6,741	21,773	3.23
TB216 F	GH	M	P	Yes	2,910	21,563	7.41
LK308 D	GH	M	U	No	2,000	21,560	10.78
B06070	GH	M	P	Yes	904	21,434	23.71
LK306 N	GH	M	U	No	4,932	20,862	4.23
TB314 PB	GH	M	U	No	5,830	20,813	3.57
TB330 PX	GH	M	P	Yes	3,243	20,788	6.41
B05002	GH	M	U	Yes	1,438	20,707	14.40
LK406 N	GH	M	U	No	3,938	20,556	5.22
B03014	GH	M	A	Yes	7,590	20,493	2.70
K3 BA	GH	M	P	No	3,613	19,872	5.50
LK408 J	GH	M	A	Yes	9,450	19,845	2.10
TB314 PX	GH	M	P	Yes	4,545	19,134	4.21
TB214 H	GH	M	U	Yes	4,841	18,783	3.88
TB312 PX	GH	M	P	Yes	4,574	18,662	4.08
B03003	GH	M	P	Yes	3,014	18,355	6.09
TB320 D	GH	M	U	Yes	998	18,034	18.07
LK208 W	GH	M	U	No	1,329	17,848	13.43
TB212 C	GH	M	A	Yes	6,650	17,822	2.68
LK208 Z	GH	M	U	No	1,697	17,581	10.36
K3 BL	GH	M	U	No	5,043	17,348	3.44
T217 APR	GH	M	P	Yes	543	17,191	31.66
LK408 F	GH	M	U	No	3,048	17,008	5.58
TB216 E	GH	M	A	Yes	7,008	16,959	2.42
LK410 E	GH	M	U	No	4,084	16,622	4.07
TB230 PX	GH	M	P	Yes	2,197	16,390	7.46
LK308 M	GH	M	A	Yes	5,701	16,305	2.86
B02003	GH	M	A	Yes	5,121	15,978	3.12
LK308 L	GH	M	U	No	1,815	15,754	8.68
K3 BH	GH	M	U	No	873	15,190	17.40
B04004	GH	M	U	Yes	5,235	15,182	2.90
B04037	GH	M	U	Yes	1,004	15,160	15.10
TB315 B	GH	M	U	Yes	3,904	15,148	3.88
B02077	GH	M	P	Yes	865	15,086	17.44
T217 APK	GH	M	P	Yes	967	14,998	15.51
TB320 F	GH	M	IA	Yes	7,139	14,992	2.10
LK410 C	GH	M	U	No	2,059	14,990	7.28
B03013	GH	M	A	Yes	6,744	14,837	2.20
B06101	GH	M	P	Yes	717	14,734	20.55
LK306 J	GH	M	U	No	3,413	14,710	4.31
M3 BJ	GH	M	A	Yes	6,914	14,381	2.08
B02001	GH	M	A	Yes	4,799	13,821	2.88
B03009	GH	M	A	Yes	5,175	13,817	2.67
TB214 E	GH	M	A	Yes	4,223	13,514	3.20
TB214 PB	GH	M	P	Yes	2,428	13,427	5.53
B03049	GH	M	P	Yes	521	13,390	25.70
T217 APJ	GH	M	P	Yes	1,021	13,385	13.11
TB212 G	GH	M	U	Yes	2,113	13,249	6.27
M2 PG	GH	M	P	No	311	13,183	42.39
B03002	GH	M	P	Yes	1,513	13,118	8.67
K3 CB	GH	M	IA	Yes	4,915	12,779	2.60
K3 CPX	GH	M	P	Yes	1,721	12,753	7.41
B06100	GH	M	P	Yes	669	12,731	19.03
TB214 PA	GH	M	P	Yes	2,062	12,186	5.91

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
TB214 F	GH	M	U	Yes	3,359	12,126	3.61
B06104	GH	M	P	Yes	898	12,114	13.49
B03004	GH	M	P	Yes	1,507	12,071	8.01
TB330 AP	GH	M	P	Yes	1,546	12,028	7.78
B02002	GH	M	A	Yes	3,879	11,909	3.07
TB317 CP	GH	M	SP	No	841	11,892	14.14
B06067	GH	M	A	Yes	4,373	11,807	2.70
LK208 K	GH	M	A	Yes	4,957	11,798	2.38
LK306 H	GH	M	U	No	3,304	11,663	3.53
B06027	GH	M	U	Yes	3,065	11,432	3.73
TB317 BP	GH	M	SP	No	774	11,401	14.73
TB316 PX	GH	M	P	Yes	857	11,381	13.28
TB316 DP	GH	M	SP	No	1,408	11,377	8.08
B03044	GH	M	P	Yes	549	11,326	20.63
TB217 A	GH	M	P	Yes	750	11,295	15.06
B03005	GH	M	P	Yes	2,468	11,254	4.56
TB314 HP	GH	M	P	Yes	4,165	11,204	2.69
M3 AM	GH	M	U	Yes	1,518	11,142	7.34
TB212 D	GH	M	A	Yes	3,952	11,105	2.81
TB214 PG	GH	M	P	Yes	2,543	11,037	4.34
B242	GH	M	U	No	3,958	11,003	2.78
LK2086	GH	M	U	No	1,179	10,894	9.24
M302 PA	GH	M	P	Yes	326	10,800	33.13
LK308 B	GH	M	A	Yes	4,942	10,774	2.18
M3 AE	GH	M	U	Yes	3,910	10,635	2.72
B03015	GH	M	A	Yes	4,355	10,583	2.43
TK303 B	GH	M	P	Yes	5,211	10,474	2.01
B03011	GH	M	A	Yes	3,701	10,363	2.80
M3 APU	GH	M	P	Yes	464	10,301	22.20
B06024	GH	M	P	Yes	1,929	10,282	5.33
K303 A	GH	M	U	Yes	2,397	10,259	4.28
TB315 C	GH	M	IA	Yes	3,558	10,211	2.87
M3 BL	GH	M	A	Yes	4,943	10,133	2.05
M3 BF	GH	M	A	No	2,229	10,030	4.50
TB315 D	GH	M	U	Yes	1,980	9,979	5.04
LK308 C	GH	M	U	No	4,577	9,932	2.17
LK408 R	GH	M	A	Yes	3,396	9,916	2.92
T217 APE	GH	M	P	Yes	1,119	9,724	8.69
TB313 PZ	GH	M	P	Yes	2,096	9,684	4.62
B03018	GH	M	A	Yes	3,632	9,588	2.64
K3 BG	GH	M	U	No	873	9,428	10.80
TB211 N	GH	M	U	Yes	2,125	9,350	4.40
LK208 N	GH	M	U	No	1,603	9,345	5.83
TB212 PQ	GH	M	P	Yes	2,083	9,332	4.48
TB320 E	GH	M	U	No	264	9,327	35.33
B06063	GH	M	U	Yes	1,447	9,319	6.44
B03063	GH	M	U	Yes	3,336	9,241	2.77
TB212 E	GH	M	U	Yes	2,359	9,177	3.89
M302 T	GH	M	U	Yes	1,271	9,177	7.22
TB313 PX	GH	M	SP	No	1,672	9,029	5.40
M3 BK	GH	M	U	No	1,433	8,999	6.28
B03008	GH	M	A	Yes	2,878	8,576	2.98
M203 G	GH	M	A	Yes	4,189	8,546	2.04
M3 BPS	GH	M	P	Yes	882	8,511	9.65
K3 BC	GH	M	P	Yes	1,928	8,483	4.40
B03017	GH	M	A	Yes	3,330	8,458	2.54
M3 BE	GH	M	A	No	1,134	8,380	7.39

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
B03052	GH	M	P	Yes	802	8,333	10.39
LK308 G	GH	M	U	No	1,578	8,300	5.26
B06069	GH	M	U	Yes	1,715	8,146	4.75
LK306 A	GH	M	U	No	2,861	8,097	2.83
TB319 PX	GH	M	P	Yes	414	8,048	19.44
M302 N	GH	M	U	No	1,953	8,007	4.10
B03020	GH	M	A	Yes	2,899	8,001	2.76
K3 CU	GH	M	U	Yes	1,894	7,955	4.20
B03010	GH	M	A	Yes	3,207	7,953	2.48
M3 BPQ	GH	M	P	Yes	567	7,859	13.86
M3 AB	GH	M	U	No	804	7,855	9.77
LK306 B	GH	M	P	No	1,253	7,693	6.14
LK208 A	GH	M	A	Yes	3,169	7,669	2.42
TB211 PE	GH	M	P	No	932	7,577	8.13
K3 BPM	GH	M	P	No	686	7,573	11.04
TB216 M	GH	M	P	Yes	1,830	7,540	4.12
LK408 P	GH	M	A	Yes	2,959	7,486	2.53
B03016	GH	M	U	Yes	1,522	7,382	4.85
TB211 PF	GH	M	P	Yes	833	7,330	8.80
TK303 C	GH	M	U	Yes	2,288	7,299	3.19
M202 PE	GH	M	P	Yes	245	7,299	29.79
LK306 S	GH	M	U	No	2,614	7,267	2.78
B03051	GH	M	P	Yes	1,103	7,258	6.58
M3 BPV	GH	M	P	No	883	7,232	8.19
M3 APK	GH	M	SP	Yes	1,549	7,218	4.66
LK208 B	GH	M	A	Yes	2,814	7,148	2.54
TB216 D	GH	M	A	Yes	2,520	7,132	2.83
LK208 J	GH	M	A	Yes	2,782	7,122	2.56
TB216 HP	GH	M	P	Yes	1,993	7,095	3.56
B03055	GH	M	P	Yes	274	7,094	25.89
M3 APX	GH	M	P	Yes	661	6,987	10.57
B03007	GH	M	P	Yes	2,276	6,965	3.06
M302 PM	GH	M	U	No	1,272	6,945	5.46
K3 BB	GH	M	P	No	1,137	6,936	6.10
B06012	GH	M	U	Yes	615	6,900	11.22
B03006	GH	M	P	Yes	1,811	6,791	3.75
LK306 C	GH	M	U	No	809	6,723	8.31
LK306 T	GH	M	P	No	1,060	6,710	6.33
LK2088	GH	M	U	No	533	6,694	12.56
K3 BF	GH	M	U	No	917	6,694	7.30
TB211 PC	GH	M	P	Yes	1,293	6,685	5.17
M3 AG	GH	M	A	Yes	2,359	6,676	2.83
M3 BPX	GH	M	P	No	755	6,614	8.76
TB214 PH	GH	M	P	Yes	1,238	6,524	5.27
B04036	GH	M	P	Yes	446	6,516	14.61
LK306 G	GH	M	U	No	2,976	6,458	2.17
M3 AF	GH	M	A	Yes	2,258	6,435	2.85
LK308 O	GH	M	U	No	1,134	6,430	5.67
B02008	GH	M	P	Yes	1,862	6,405	3.44
TB312 C	GH	M	IA	Yes	2,034	6,346	3.12
LK306 F	GH	M	U	No	2,417	6,236	2.58
MK203 A	GH	M	A	Yes	2,129	6,217	2.92
M3 APB	GH	M	P	No	496	6,185	12.47
TB212 PE	GH	M	P	Yes	1,574	6,123	3.89
B05004	GH	M	U	Yes	479	6,040	12.61
B06103	GH	M	P	Yes	672	5,988	8.91
B02067	GH	M	P	Yes	470	5,950	12.66

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
B06062	GH	M	U	Yes	1,420	5,921	4.17
K3 BJ	GH	M	U	No	1,452	5,910	4.07
B06029	GH	M	A	Yes	2,580	5,857	2.27
B03047	GH	M	P	Yes	319	5,850	18.34
B03046	GH	M	P	Yes	235	5,835	24.83
LK306 D	GH	M	U	No	1,314	5,782	4.40
TB212 PY	GH	M	P	Yes	423	5,778	13.66
B03053	GH	M	P	Yes	738	5,756	7.80
M3 BH	GH	M	P	Yes	680	5,719	8.41
B03026	GH	M	A	Yes	2,785	5,598	2.01
B02080	GH	M	P	Yes	205	5,570	27.17
TB320 PY	GH	M	P	Yes	340	5,562	16.36
B05005	GH	M	U	Yes	461	5,518	11.97
B03048	GH	M	P	Yes	220	5,482	24.92
M3 APZ	GH	M	P	Yes	493	5,458	11.07
T217 APH	GH	M	P	Yes	462	5,382	11.65
T217 APB	GH	M	P	Yes	1,079	5,373	4.98
TB317 E	GH	M	U	No	237	5,354	22.59
B05012	GH	M	A	Yes	2,257	5,259	2.33
LK208 O	GH	M	A	Yes	2,614	5,254	2.01
B06106	GH	M	P	Yes	223	5,212	23.37
LK2084	GH	M	A	Yes	1,810	5,177	2.86
M303 G	GH	M	A	Yes	2,086	5,173	2.48
TB312 HP	GH	M	P	Yes	1,778	5,085	2.86
M3 BB	GH	M	A	No	819	5,070	6.19
M3 BI	GH	M	P	Yes	915	5,069	5.54
B06107	GH	M	P	Yes	193	4,923	25.51
B04028	GH	M	P	Yes	380	4,913	12.93
LK306 R	GH	M	U	No	740	4,877	6.59
TB214 PD	GH	M	P	Yes	2,198	4,858	2.21
TB313 PB	GH	M	SP	No	1,021	4,799	4.70
M3 APT	GH	M	P	Yes	410	4,740	11.56
M2 PE	GH	M	P	No	128	4,736	37.00
M3 BPT	GH	M	P	Yes	718	4,724	6.58
K3 BD	GH	M	P	Yes	903	4,714	5.22
B02083	GH	M	P	Yes	331	4,700	14.20
M3 APW	GH	M	P	Yes	644	4,656	7.23
B02064	GH	M	P	Yes	365	4,654	12.75
B04025	GH	M	P	Yes	446	4,612	10.34
LK208 D	GH	M	P	No	543	4,512	8.31
B02082	GH	M	P	Yes	425	4,505	10.60
M3 BC	GH	M	A	No	1,250	4,488	3.59
B02075	GH	M	P	Yes	286	4,456	15.58
B02068	GH	M	P	Yes	268	4,411	16.46
B03045	GH	M	P	Yes	214	4,357	20.36
B02069	GH	M	P	Yes	341	4,355	12.77
T217 APD	GH	M	P	Yes	1,122	4,353	3.88
TB319 C	GH	M	U	Yes	529	4,338	8.20
B03041	GH	M	P	Yes	335	4,285	12.79
M202 A	GH	M	U	No	417	4,253	10.20
TB214 PC	GH	M	P	Yes	1,283	4,208	3.28
M3 BPU	GH	M	P	Yes	444	4,169	9.39
M3 BPY	GH	M	P	No	604	4,143	6.86
TB214 PM	GH	M	P	Yes	1,276	4,083	3.20
B06098	GH	M	P	Yes	259	4,069	15.71
TB216 A	GH	M	P	Yes	1,110	4,040	3.64
TB314 BP	GH	M	P	No	1,351	4,026	2.98

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
B06096	GH	M	P	Yes	383	4,018	10.49
M302 PL	GH	M	P	Yes	506	4,008	7.92
TB216 L	GH	M	P	Yes	291	3,987	13.70
B02071	GH	M	P	Yes	220	3,964	18.02
B03035	GH	M	P	Yes	368	3,963	10.77
M303 A	GH	M	A	Yes	1,375	3,919	2.85
TB312 PY	GH	M	P	Yes	1,255	3,916	3.12
TB211 L	GH	M	U	Yes	523	3,896	7.45
B03054	GH	M	P	Yes	298	3,889	13.05
B02079	GH	M	P	Yes	295	3,873	13.13
M3 APV	GH	M	P	Yes	575	3,818	6.64
TB211 PJ	GH	M	P	Yes	635	3,804	5.99
B03012	GH	M	U	Yes	1,006	3,783	3.76
B02070	GH	M	P	Yes	253	3,770	14.90
B03068	GH	M	P	Yes	565	3,729	6.60
TB212 PS	GH	M	P	Yes	680	3,706	5.45
LK208 Y	GH	M	P	No	370	3,656	9.88
B04032	GH	M	P	Yes	301	3,654	12.14
B02078	GH	M	P	Yes	271	3,629	13.39
B03037	GH	M	P	Yes	293	3,575	12.20
M3 APJ	GH	M	P	Yes	699	3,523	5.04
B02076	GH	M	P	Yes	196	3,495	17.83
M2 PC	GH	M	P	Yes	321	3,467	10.80
B02065	GH	M	P	Yes	268	3,457	12.90
B02061	GH	M	P	Yes	326	3,439	10.55
B02066	GH	M	P	Yes	304	3,414	11.23
B02063	GH	M	P	Yes	298	3,391	11.38
M3 BPZ	GH	M	P	Yes	431	3,366	7.81
TB314 PD	GH	M	SP	No	1,073	3,326	3.10
K3 BPV	GH	M	P	No	343	3,320	9.68
K3 CTP	GH	M	P	Yes	409	3,239	7.92
TB216 C	GH	M	P	Yes	974	3,214	3.30
B02062	GH	M	P	Yes	347	3,196	9.21
B02072	GH	M	P	Yes	256	3,177	12.41
TB313 A	GH	M	IA	Yes	1,176	3,163	2.69
K3 CS	GH	M	A	Yes	1,270	3,162	2.49
B04027	GH	M	P	Yes	422	3,140	7.44
M3 BKP	GH	M	P	No	528	3,136	5.94
B04 M	GH	M	P	Yes	395	3,136	7.94
TB212 A	GH	M	U	Yes	1,258	3,120	2.48
M202 D	GH	M	U	Yes	543	3,101	5.71
KR310 D	GH	M	A	Yes	1,134	3,073	2.71
B06099	GH	M	P	Yes	268	3,071	11.46
B02074	GH	M	P	Yes	193	3,059	15.85
TB211 PG	GH	M	P	Yes	570	3,055	5.36
TB211 PA	GH	M	P	No	222	2,993	13.48
M302 PN	GH	M	SP	Yes	820	2,977	3.63
B04003 P	GH	M	P	Yes	701	2,944	4.20
TB216 AP	GH	M	P	No	589	2,933	4.98
TB212 PC	GH	M	P	Yes	1,094	2,932	2.68
TB313 PC	GH	M	SP	No	769	2,922	3.80
TB320 AP	GH	M	P	Yes	148	2,877	19.44
TB315 AP	GH	M	P	Yes	311	2,858	9.19
M3 APY	GH	M	P	Yes	226	2,814	12.45
TB316 GP	GH	M	P	Yes	284	2,803	9.87
B04046	GH	M	U	Yes	964	2,796	2.90
B04030	GH	M	P	Yes	353	2,785	7.89

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
B03038	GH	M	P	Yes	277	2,776	10.02
TB313 BP	GH	M	P	Yes	927	2,762	2.98
TB312 PZ	GH	M	P	Yes	525	2,709	5.16
M302 PP	GH	M	SP	Yes	688	2,704	3.93
M2 PD	GH	M	P	No	128	2,688	21.00
B03050	GH	M	P	Yes	199	2,639	13.26
TB317 A	GH	M	U	Yes	207	2,563	12.38
B03040	GH	M	P	Yes	286	2,548	8.91
B02081	GH	M	P	Yes	262	2,544	9.71
B06095	GH	M	P	Yes	235	2,489	10.59
K3 BPP	GH	M	P	No	676	2,481	3.67
B05006	GH	M	U	Yes	193	2,428	12.58
K3 CE	GH	M	IA	Yes	1,033	2,355	2.28
M302 PG	GH	M	P	Yes	284	2,317	8.16
TB216 H	GH	M	P	Yes	380	2,303	6.06
TB216 G	GH	M	P	Yes	375	2,299	6.13
B04044 P	GH	M	P	Yes	592	2,297	3.88
B03036	GH	M	P	Yes	188	2,280	12.13
TB211 PD	GH	M	P	Yes	521	2,240	4.30
K3 BPK	GH	M	P	No	271	2,230	8.23
TB315 PC	GH	M	SP	No	755	2,167	2.87
B04022	GH	M	P	Yes	208	2,165	10.41
M3 APA	GH	M	P	Yes	233	2,151	9.23
B03030	GH	M	P	Yes	437	2,128	4.87
B03019	GH	M	A	Yes	808	2,109	2.61
TB319 D	GH	M	P	Yes	715	2,095	2.93
B02056	GH	M	P	Yes	178	2,042	11.47
K3 CNP	GH	M	P	Yes	483	2,029	4.20
B03042	GH	M	P	Yes	124	1,953	15.75
TB313 HP	GH	M	P	Yes	723	1,945	2.69
B04021	GH	M	P	Yes	341	1,937	5.68
K3 BPY	GH	M	P	No	150	1,916	12.77
B05013	GH	M	U	Yes	518	1,849	3.57
K3 CF	GH	M	IA	Yes	641	1,846	2.88
TB320 G	GH	M	U	No	870	1,827	2.10
B03031	GH	M	P	Yes	241	1,827	7.58
B04016	GH	M	P	Yes	377	1,821	4.83
B04010	GH	M	P	Yes	383	1,819	4.75
B03032	GH	M	P	Yes	187	1,776	9.50
B04009	GH	M	P	Yes	196	1,731	8.83
B02073	GH	M	P	Yes	202	1,719	8.51
B03067	GH	M	P	Yes	263	1,675	6.37
TB212 PA	GH	M	P	Yes	661	1,639	2.48
B06097	GH	M	P	Yes	133	1,632	12.27
B04019	GH	M	P	Yes	310	1,603	5.17
B03039	GH	M	P	Yes	184	1,599	8.69
TB331 PY	GH	M	P	Yes	205	1,595	7.78
B02055	GH	M	P	Yes	187	1,580	8.45
LK2082	GH	M	U	No	296	1,569	5.30
B02052	GH	M	P	Yes	328	1,542	4.70
B04020	GH	M	P	Yes	265	1,518	5.73
K3 CKP	GH	M	P	Yes	390	1,517	3.89
M3 APC	GH	M	U	Yes	166	1,514	9.12
K3 BPL	GH	M	P	No	439	1,510	3.44
LK408 E	GH	M	P	No	175	1,500	8.57
TB231 AP	GH	M	P	Yes	192	1,494	7.78
TB316 CP	GH	M	SP	No	150	1,480	9.87

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K3 CA	GH	M	IA	Yes	491	1,424	2.90
B04008	GH	M	P	Yes	256	1,395	5.45
TB211 PH	GH	M	P	Yes	206	1,378	6.69
K309 EP	GH	M	P	Yes	353	1,373	3.89
B04038	GH	M	P	Yes	127	1,314	10.35
M2 PA	GH	M	P	No	602	1,312	2.18
M3 BPR	GH	M	P	Yes	162	1,311	8.09
B04015	GH	M	P	Yes	187	1,292	6.91
B04035	GH	M	P	Yes	112	1,292	11.54
B04029	GH	M	P	Yes	115	1,263	10.98
TB216 J	GH	M	P	Yes	274	1,252	4.57
K3 BPZ	GH	M	P	No	158	1,251	7.92
M3 APM	GH	M	P	Yes	170	1,248	7.34
T217 AG	GH	M	U	Yes	358	1,221	3.41
B03028 P	GH	M	P	Yes	160	1,192	7.45
B04011	GH	M	P	Yes	238	1,169	4.91
B02057	GH	M	P	Yes	193	1,150	5.96
B04024	GH	M	P	No	212	1,141	5.38
TB231 BP	GH	M	P	Yes	286	1,127	3.94
TB211 M	GH	M	U	Yes	179	1,076	6.01
M203 F	GH	M	A	Yes	460	1,072	2.33
M3 APE	GH	M	P	Yes	266	1,069	4.02
M2 PB	GH	M	P	No	488	1,064	2.18
TB231 PX	GH	M	P	Yes	192	1,054	5.49
B06102	GH	M	P	Yes	124	1,052	8.48
B04039	GH	M	P	Yes	75	1,049	13.99
B03025 P	GH	M	P	Yes	235	1,027	4.37
B04017	GH	M	U	Yes	256	1,019	3.98
B02054	GH	M	P	Yes	133	1,007	7.57
TB212 PD	GH	M	P	Yes	356	1,000	2.81
B02049	GH	M	P	Yes	229	943	4.12
B03029	GH	M	P	Yes	217	937	4.32
LK308 K	GH	M	U	No	404	921	2.28
TB216 K	GH	M	P	Yes	109	917	8.41
K3 BPW	GH	M	P	No	155	888	5.73
B03027 P	GH	M	P	Yes	211	888	4.21
K3 BE	GH	M	P	No	308	862	2.80
B02059	GH	M	P	Yes	105	861	8.20
K3 BPX	GH	M	P	No	91	831	9.13
TB316 FP	GH	M	P	Yes	136	775	5.70
B03033	GH	M	P	Yes	211	757	3.59
LK208 E	GH	M	A	Yes	217	694	3.20
B02051	GH	M	P	Yes	99	690	6.97
B02050	GH	M	P	Yes	166	686	4.13
B04026	GH	M	P	Yes	87	685	7.87
B03043	GH	M	P	Yes	63	667	10.58
TB315 DP	GH	M	P	Yes	126	635	5.04
TB331 PX	GH	M	P	Yes	79	615	7.78
K3 BCP	GH	M	P	Yes	123	541	4.40
M302 P	GH	M	A	Yes	169	541	3.20
TB211 PB	GH	M	P	Yes	126	523	4.15
K3 CCP	GH	M	P	Yes	79	497	6.29
B04034	GH	M	P	Yes	54	480	8.88
TB312 PP	GH	M	P	Yes	153	477	3.12
K3 CDP	GH	M	P	Yes	74	465	6.29
M3 APH	GH	M	A	Yes	157	460	2.93
TB320 PX	GH	M	P	Yes	111	452	4.07

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M3 APD	GH	M	P	Yes	120	422	3.52
M3 APF	GH	M	A	Yes	157	407	2.59
M3 APG	GH	M	U	Yes	157	361	2.30
TB313 PA	GH	M	SP	No	131	352	2.69
K3 CMP	GH	M	P	Yes	86	335	3.89
K3 BDP	GH	M	P	Yes	57	298	5.22
B06138	GH	M	P	Yes	47	262	5.57
B02058	GH	M	P	Yes	27	252	9.32
B02060	GH	M	P	Yes	30	200	6.68
TB317 AP	GH	M	SP	No	12	173	14.44
LK208 F	GH	M	A	Yes	59	136	2.30

					829,188	4,475,123	5.40

2015 C	GR	M	U	No	24,136	73,615	3.05
3012 S	GR	M	U	No	25,496	73,428	2.88
3012 Q	GR	M	U	No	25,496	73,428	2.88
2215 A	GR	M	U	No	22,775	61,720	2.71
2811 K	GR	M	U	No	10,116	60,696	6.00
3213 B	GR	M	U	No	22,007	59,639	2.71
2015 G	GR	M	U	No	19,696	55,543	2.82
3013 E	GR	M	U	No	21,696	52,938	2.44
2415 A	GR	M	U	No	18,226	51,580	2.83
3012 M	GR	M	U	No	7,294	49,672	6.81
2318 B	GR	M	U	No	15,795	46,279	2.93
2015 B	GR	M	U	No	12,659	46,079	3.64
3015 G	GR	M	U	No	20,072	44,560	2.22
2811 L	GR	M	U	No	21,299	44,302	2.08
3215 H	GR	M	U	No	16,140	43,739	2.71
3024 D	GR	M	U	No	1,888	43,197	22.88
2813 N	GR	M	U	No	13,319	42,488	3.19
2813 C	GR	M	U	No	19,430	42,163	2.17
1609 A	GR	M	U	No	15,400	41,580	2.70
2518 D	GR	M	U	No	17,092	41,534	2.43
2919 A	GR	M	U	No	14,356	41,202	2.87
2815 L	GR	M	U	No	8,542	41,087	4.81
3218 C	GR	M	U	No	12,286	40,912	3.33
2816 A	GR	M	U	No	17,009	40,822	2.40
2817 A	GR	M	U	No	12,960	38,880	3.00
3219 J	GR	M	U	No	13,715	36,208	2.64
3212 B	GR	M	U	No	5,287	35,740	6.76
2724 A	GR	M	U	No	17,514	35,729	2.04
2712 F	GR	M	U	No	6,239	35,562	5.70
2712 L	GR	M	U	No	12,204	34,171	2.80
2614 D	GR	M	U	No	14,102	33,704	2.39
3019 C	GR	M	U	No	1,437	32,879	22.88
2015 E	GR	M	U	No	15,876	32,863	2.07
3011 B	GR	M	U	No	14,382	31,928	2.22
2812 J	GR	M	U	No	10,668	31,791	2.98
2714 E	GR	M	U	No	8,457	31,545	3.73
3119 G	GR	M	U	No	11,829	31,465	2.66
2614 C	GR	M	U	No	13,930	31,203	2.24
2812 X	GR	M	U	No	10,315	30,945	3.00
1610 A	GR	M	U	No	11,807	30,698	2.60
2713 F	GR	M	U	No	9,901	30,099	3.04
3212 G	GR	M	U	No	9,938	29,118	2.93

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3024 C	GR	M	U	No	11,289	29,013	2.57
3012 J	GR	M	U	No	11,894	28,665	2.41
2416 C	GR	M	U	No	12,421	28,568	2.30
3118 F	GR	M	U	No	7,625	28,365	3.72
3118 C	GR	M	U	No	12,774	28,231	2.21
2813 J	GR	M	U	No	11,173	28,044	2.51
3011 H	GR	M	U	No	10,480	27,877	2.66
2811 D	GR	M	U	No	6,387	27,847	4.36
3215 J	GR	M	U	No	10,604	27,676	2.61
2811 H	GR	M	U	No	12,914	27,507	2.13
2318 A	GR	M	U	No	9,765	27,440	2.81
3219 F	GR	M	U	No	12,323	27,111	2.20
2714 D	GR	M	U	No	8,372	26,958	3.22
2015 A	GR	M	U	No	9,883	26,882	2.72
2712 B	GR	M	U	No	10,224	26,276	2.57
2016 F	GR	M	U	No	11,768	26,007	2.21
2812 AE	GR	M	U	No	10,868	25,975	2.39
2516 D	GR	M	U	No	12,395	25,782	2.08
3218 A	GR	M	U	No	8,439	25,655	3.04
2316 A	GR	M	U	No	12,027	25,618	2.13
1610 B	GR	M	U	No	8,315	25,527	3.07
2817 C	GR	M	U	No	10,274	25,274	2.46
3215 M	GR	M	U	No	10,579	25,072	2.37
3024 B	GR	M	U	No	10,977	24,918	2.27
2115 C	GR	M	P	No	7,308	24,847	3.40
2613 A	GR	M	U	No	9,837	24,199	2.46
2712 G	GR	M	U	No	2,772	24,172	8.72
2118 C	GR	M	U	No	5,652	24,134	4.27
2713 J	GR	M	U	No	9,992	23,981	2.40
2118 F	GR	M	U	No	4,619	23,649	5.12
3215 C	GR	M	U	No	9,307	23,361	2.51
3013 M	GR	M	U	No	10,910	23,347	2.14
2713 K	GR	M	U	No	4,389	23,130	5.27
2817 B	GR	M	U	No	7,941	23,108	2.91
3224 L	GR	M	U	No	3,016	22,982	7.62
2015 H	GR	M	U	No	10,828	22,739	2.10
3115 C	GR	M	U	No	8,530	22,690	2.66
2714 G	GR	M	U	No	6,089	22,651	3.72
3012 P	GR	M	U	No	8,135	22,615	2.78
2813 G	GR	M	U	No	6,658	22,571	3.39
3215 G	GR	M	U	No	2,575	22,428	8.71
3013 B	GR	M	U	No	5,892	22,154	3.76
2812 AG	GR	M	U	No	9,356	22,080	2.36
3015 B	GR	M	U	No	1,327	22,028	16.60
2813 Q	GR	M	U	No	7,239	22,007	3.04
2118 A	GR	M	U	No	8,481	21,796	2.57
2516 C	GR	M	U	No	10,643	21,712	2.04
2712 C	GR	M	U	No	6,264	21,486	3.43
2016 B	GR	M	U	No	7,268	21,441	2.95
2112 F	GR	M	U	No	5,378	21,082	3.92
3212 F	GR	M	U	No	3,263	20,883	6.40
2813 D	GR	M	U	No	5,001	20,604	4.12
2713 P	GR	M	U	No	7,092	20,567	2.90
2315 B	GR	M	U	No	9,940	20,476	2.06
3224 A	GR	M	U	No	8,687	20,241	2.33
3115 B	GR	M	U	No	7,847	20,167	2.57
2513 A	GR	M	U	No	9,487	19,733	2.08

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3013 K	GR	M	U	No	7,495	19,637	2.62
1910 C	GR	M	U	No	6,346	19,546	3.08
3218 E	GR	M	U	No	4,180	19,353	4.63
3218 D	GR	M	U	No	5,785	19,322	3.34
3012 L	GR	M	U	No	4,964	19,211	3.87
2118 E	GR	M	U	No	3,746	19,180	5.12
2815 B	GR	M	U	No	2,957	19,043	6.44
3219 H	GR	M	U	No	9,234	19,022	2.06
3018 B	GR	M	U	No	5,620	18,996	3.38
2811 F	GR	M	U	No	2,390	18,857	7.89
2712 N	GR	M	U	No	5,050	18,836	3.73
2119 B	GR	M	U	No	3,669	18,785	5.12
3219 B	GR	M	U	No	8,118	18,753	2.31
2717 D	GR	M	U	No	8,250	18,728	2.27
2612 A	GR	M	U	No	6,436	18,471	2.87
2716 C	GR	M	U	No	7,310	18,348	2.51
2712 D	GR	M	U	No	5,198	18,193	3.50
2812 A	GR	M	U	No	7,797	18,167	2.33
3012 V	GR	M	U	No	6,471	18,054	2.79
3219 D	GR	M	U	No	7,950	18,046	2.27
3118 B	GR	M	U	No	991	17,769	17.93
2319 D	GR	M	U	No	7,790	17,605	2.26
2613 B	GR	M	U	No	5,704	17,568	3.08
2811 A	GR	M	U	No	5,645	17,161	3.04
2812 B	GR	M	U	No	7,364	17,158	2.33
2714 A	GR	M	U	No	7,763	17,079	2.20
3019 D	GR	M	U	No	497	17,037	34.28
2812 G	GR	M	U	No	5,792	16,913	2.92
2712 R	GR	M	U	No	3,936	16,610	4.22
2612 D	GR	M	U	No	3,169	16,542	5.22
2113 D	GR	M	U	No	6,360	16,282	2.56
3015 A	GR	M	U	No	6,276	16,255	2.59
3213 E	GR	M	U	No	5,013	16,092	3.21
3024 K	GR	M	U	No	4,059	16,033	3.95
2612 E	GR	M	U	No	6,461	15,959	2.47
2712 K	GR	M	U	No	7,171	15,346	2.14
2114 D	GR	M	U	No	5,055	15,064	2.98
2811 B	GR	M	U	No	2,279	14,996	6.58
2812 U	GR	M	U	No	6,477	14,962	2.31
2519 B	GR	M	U	No	7,186	14,947	2.08
2919 D	GR	M	U	No	6,333	14,376	2.27
3224 B	GR	M	U	No	4,678	14,315	3.06
3215 E	GR	M	U	No	1,041	14,303	13.74
2812 K	GR	M	U	No	5,059	14,266	2.82
3119 F	GR	M	U	No	693	14,255	20.57
2315 A	GR	M	U	No	5,403	14,156	2.62
2812 H	GR	M	U	No	4,523	14,067	3.11
2815 G	GR	M	U	No	1,041	14,033	13.48
3015 H	GR	M	U	No	6,619	13,834	2.09
3119 E	GR	M	U	No	6,461	13,762	2.13
2016 C	GR	M	U	No	4,917	13,276	2.70
2616 C	GR	M	U	No	6,138	13,258	2.16
2812 C	GR	M	U	No	1,754	13,225	7.54
2612 F	GR	M	U	No	1,832	12,769	6.97
2118 D	GR	M	U	No	5,352	12,577	2.35
2312 A	GR	M	U	No	2,254	12,442	5.52
3019 B	GR	M	U	No	340	12,128	35.67

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
2518 B	GR	M	U	No	2,629	12,120	4.61
3015 K	GR	M	U	No	4,505	11,983	2.66
2114 B	GR	M	U	No	2,653	11,965	4.51
2919 C	GR	M	U	No	2,740	11,946	4.36
2113 E	GR	M	U	No	3,938	11,656	2.96
2112 B	GR	M	U	No	5,055	11,576	2.29
3024 H	GR	M	U	No	3,147	11,518	3.66
2812 S	GR	M	U	No	4,587	11,009	2.40
2713 N	GR	M	U	No	5,405	10,918	2.02
2713 L	GR	M	U	No	1,438	10,656	7.41
1911 B	GR	M	U	No	3,254	10,445	3.21
2717 B	GR	M	U	No	4,136	10,092	2.44
2113 C	GR	M	U	No	4,007	9,937	2.48
2812 AF	GR	M	U	No	1,857	9,601	5.17
2112 D	GR	M	U	No	3,403	9,494	2.79
3219 E	GR	M	U	No	2,296	9,437	4.11
2713 G	GR	M	U	No	3,664	9,416	2.57
3024 G	GR	M	U	No	2,112	9,398	4.45
1609 C	GR	M	U	No	3,844	8,995	2.34
2613 E	GR	M	U	No	2,772	8,981	3.24
3024 E	GR	M	U	No	3,191	8,839	2.77
2112 C	GR	M	U	No	1,842	8,786	4.77
3213 H	GR	M	U	No	3,039	8,752	2.88
2113 B	GR	M	U	No	3,074	8,454	2.75
2714 H	GR	M	U	No	3,341	8,386	2.51
2712 Q	GR	M	U	No	1,993	8,231	4.13
2812 L	GR	M	U	No	2,103	8,223	3.91
2315 D	GR	M	U	No	1,396	8,055	5.77
2813 F	GR	M	U	No	2,431	7,828	3.22
2815 AK	GR	M	U	No	2,431	7,828	3.22
2812 AK	GR	M	U	No	2,431	7,828	3.22
2815 F	GR	M	U	No	2,079	7,672	3.69
2216 B	GR	M	U	No	1,403	7,534	5.37
3224 D	GR	M	U	No	3,013	7,502	2.49
2813 K	GR	M	U	No	1,512	7,212	4.77
3024 F	GR	M	U	No	2,921	7,186	2.46
3213 A	GR	M	U	No	2,648	7,176	2.71
2715 C	GR	M	U	No	3,366	7,170	2.13
2712 M	GR	M	U	No	3,218	6,983	2.17
2812 V	GR	M	U	No	2,604	6,562	2.52
2815 J	GR	M	U	No	2,481	6,451	2.60
3119 J	GR	M	U	No	619	6,258	10.11
2714 F	GR	M	U	No	2,895	6,051	2.09
2811 E	GR	M	U	No	2,505	5,937	2.37
3012 C	GR	M	U	No	1,572	5,879	3.74
2713 Q	GR	M	U	No	1,642	5,698	3.47
3119 D	GR	M	U	No	1,139	5,672	4.98
2112 E	GR	M	U	No	597	5,540	9.28
2113 A	GR	M	U	No	2,306	5,488	2.38
2313 B	GR	M	U	No	1,442	5,480	3.80
2715 A	GR	M	U	No	991	5,024	5.07
2015 D	GR	M	U	No	1,491	4,533	3.04
3024 N	GR	M	U	No	1,777	4,460	2.51
3012 E	GR	M	U	No	1,353	4,316	3.19
3115 A	GR	M	U	No	1,709	4,290	2.51
3119 B	GR	M	U	No	1,422	4,280	3.01
2816 B	GR	M	U	No	1,409	4,269	3.03

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3215 B	GR	M	U	No	570	4,110	7.21
3012 F	GR	M	U	No	890	4,032	4.53
2713 D	GR	M	U	No	1,793	3,998	2.23
2015 F	GR	M	U	No	1,777	3,590	2.02
2616 E	GR	M	U	No	1,777	3,590	2.02
3119 A	GR	M	U	No	1,347	3,381	2.51
2713 M	GR	M	U	No	1,476	3,380	2.29
2812 AB	GR	M	U	No	1,257	3,369	2.68
3224 M	GR	M	U	No	936	3,014	3.22
3115 G	GR	M	U	No	1,041	2,915	2.80
3224 G	GR	M	U	No	864	2,903	3.36
2713 C	GR	M	U	No	996	2,659	2.67
3224 K	GR	M	U	No	1,139	2,483	2.18
2315 C	GR	M	U	No	649	1,791	2.76

					1,538,011	4,625,239	3.01

C3 S	ND	M	U	No	9,696	80,574	8.31
C3 V	ND	M	U	No	8,208	34,474	4.20
C3 B	ND	M	U	No	9,834	26,257	2.67
C3 D	ND	M	U	No	5,849	25,970	4.44
C3 C	ND	M	U	No	6,195	25,338	4.09
C3 A	ND	M	U	No	9,055	20,917	2.31
C3 F	ND	M	U	No	2,999	18,654	6.22
C3 P	ND	M	U	No	4,774	18,237	3.82
C3 Q	ND	M	U	No	4,044	16,904	4.18
C3 T	ND	M	U	No	4,685	11,666	2.49
C3 R	ND	M	U	No	4,044	10,676	2.64
C3 K	ND	M	U	No	3,738	10,317	2.76
C3 G	ND	M	U	No	3,097	8,548	2.76
C3 U	ND	M	U	No	1,618	7,766	4.80
C3 W	ND	M	U	No	1,194	7,427	6.22
C3 H	ND	M	U	No	1,549	7,296	4.71
C3 AT	ND	M	U	No	1,697	7,093	4.18
C3 J	ND	M	U	No	1,973	5,603	2.84
C3 L	ND	M	U	No	641	4,955	7.73
C3 Y	ND	M	U	No	690	4,595	6.66
C3 AU	ND	M	U	No	1,085	3,765	3.47
C3 AW	ND	M	U	No	710	3,536	4.98
C3 Z	ND	M	U	No	740	3,064	4.14
C3 AS	ND	M	U	No	385	3,011	7.82
C3 AX	ND	M	U	No	430	2,752	6.40
C3 AF	ND	M	U	No	626	2,673	4.27
C3 AL	ND	M	U	No	365	2,077	5.69
C3 BA	ND	M	U	No	412	1,903	4.62
C3 AA	ND	M	U	No	592	1,521	2.57
C3 AG	ND	M	U	No	464	1,485	3.20
C3 AR	ND	M	U	No	237	1,453	6.13
C3 AH	ND	M	U	No	296	1,368	4.62
C3 AP	ND	M	U	No	375	1,200	3.20
C3 AY	ND	M	U	No	295	1,180	4.00
C3 AJ	ND	M	U	No	306	1,089	3.56
C3 X	ND	M	U	No	266	1,064	4.00
C3 AN	ND	M	U	No	266	1,064	4.00
C3 AM	ND	M	U	No	197	1,032	5.24
C3 AQ	ND	M	U	No	252	874	3.47

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
C3 AC	ND	M	U	No	296	684	2.31
C3 AD	ND	M	U	No	237	654	2.76
C3 AZ	ND	M	U	No	266	636	2.39
C3 AB	ND	M	U	No	227	484	2.13
C3 AK	ND	M	U	No	227	484	2.13

					95,132	392,320	4.12

M7E12C	NM	ID	A	Yes	24,112	107,540	4.46
M5E04T	NM	ID	A	Yes	13,152	38,930	2.96
N11W12E	NM	ID	A	No	6,028	14,347	2.38
M3E17T	NM	ID	IA	Yes	6,247	14,056	2.25
M3E05C	NM	ID	SP	Yes	3,069	13,504	4.40
N13W12C	NM	ID	A	Yes	2,630	7,101	2.70
N12W13T	NM	ID	A	Yes	2,904	6,156	2.12
N12W12Q	NM	ID	A	Yes	2,192	5,918	2.70
N14W12D	NM	ID	A	Yes	2,192	4,647	2.12
N12W13S	NM	ID	A	Yes	1,578	3,345	2.12
N12W13O	NM	ID	A	Yes	1,563	3,314	2.12
N12W13V	NM	ID	A	Yes	1,260	2,671	2.12

					66,927	221,529	3.31

N11E15F	NM	IF	A	Yes	247,422	838,761	3.39
N11E15E	NM	IF	A	No	229,963	487,522	2.12
N14W15G	NM	IF	A	Yes	124,045	457,726	3.69
N12E15O	NM	IF	A	Yes	134,720	456,701	3.39
N11E14Q	NM	IF	A	Yes	81,104	453,371	5.59
N13E15E	NM	IF	A	Yes	101,029	368,756	3.65
M9E12D	NM	IF	A	YES	64,006	319,390	4.99
N11W12P	NM	IF	A	Yes	59,184	307,757	5.20
N12E15P	NM	IF	A	No	106,049	224,824	2.12
N13E15F	NM	IF	A	No	91,187	193,316	2.12
N14W13R	NM	IF	A	Yes	41,538	180,275	4.34
N12W13AB	NM	IF	A	Yes	43,402	171,438	3.95
M7E12F	NM	IF	a	Yes	40,004	166,417	4.16
N11W10Z	NM	IF	A	Yes	38,119	154,763	4.06
M3E17N	NM	IF	A	Yes	37,768	148,051	3.92
N14W15F	NM	IF	A	No	66,922	141,875	2.12
N14W13P	NM	IF	A	Yes	25,888	130,993	5.06
N11E14R	NM	IF	A	Yes	38,667	121,414	3.14
N13W13S	NM	IF	A	Yes	18,500	119,510	6.46
M5E12J	NM	IF	IA	Yes	29,811	111,791	3.75
N13W13Q	NM	IF	A	Yes	21,065	108,695	5.16
M9E06H	NM	IF		No	16,440	105,216	6.40
N14W12Y	NM	IF	A	Yes	19,881	102,387	5.15
M5E01A	NM	IF		Yes	26,304	102,060	3.88
M3E05G	NM	IF	A	Yes	34,634	99,746	2.88
N14W12W	NM	IF	A	Yes	15,344	99,583	6.49
N11W12Y	NM	IF	A	Yes	23,367	93,702	4.01
N14W13O	NM	IF	A	Yes	16,374	83,507	5.10
N11W12R	NM	IF	A	Yes	20,714	65,042	3.14
M7E18C	NM	IF	A	YES	18,632	64,280	3.45
N12W13AD	NM	IF	A	Yes	19,322	63,956	3.31
M7E12K	NM	IF	a	Yes	13,590	63,601	4.68

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
N14W13N	NM	IF	A	No	28,869	61,202	2.12
N14W12T	NM	IF	A	No	26,655	56,509	2.12
N13W12P	NM	IF	A	Yes	12,692	53,053	4.18
N13W13P	NM	IF	A	No	23,871	50,607	2.12
N14W13U	NM	IF	A	Yes	12,582	46,805	3.72
M7E12J	NM	IF	a	Yes	11,618	46,240	3.98
N11W12O	NM	IF	A	Yes	17,247	41,048	2.38
N14W12V	NM	IF	A	Yes	17,229	36,525	2.12
N12W12S	NM	IF	A	Yes	9,294	28,718	3.09
M9E18C	NM	IF	A	YES	8,220	28,359	3.45
N11E14O	NM	IF	A	Yes	8,746	27,987	3.20
N13W12R	NM	IF	A	Yes	5,458	27,617	5.06
N14W13X	NM	IF	A	No	10,807	25,721	2.38
N14W12U	NM	IF	A	Yes	5,664	22,939	4.05
N14W12S	NM	IF	A	Yes	3,792	21,197	5.59
M3E01A	NM	IF		Yes	5,261	19,571	3.72
M3E12Q	NM	IF	A	Yes	5,480	19,180	3.50
M5E07D	NM	IF	IA	Yes	2,850	17,214	6.04
M3E17S	NM	IF	A	Yes	6,576	14,796	2.25
N13W10S	NM	IF	A	Yes	5,585	12,901	2.31
N13W12O	NM	IF	A	Yes	4,866	10,316	2.12
M3E05B	NM	IF	SP	Yes	2,192	6,313	2.88
N14W12R	NM	IF	A	No	2,543	6,052	2.38

					2,103,092	7,287,296	3.47

M7E02A	NM	M	U	No	32,880	132,506	4.03
M3E09A	NM	M	IA	Yes	13,568	83,308	6.14
M5E11PX	NM	M	P	Yes	10,912	67,873	6.22
M3E10F	NM	M	SP	Yes	13,948	56,489	4.05
M13E07C	NM	M	U	No	3,070	52,804	17.20
M11E09U	NM	M	U	No	12,060	51,858	4.30
M1110 S	NM	M	U	No	15,881	50,819	3.20
M03W07C	NM	M	U	No	24,142	50,698	2.10
M9E09A	NM	M	P	No	10,094	50,167	4.97
M01W01K	NM	M	U	Yes	12,352	48,173	3.90
M03W06B	NM	M	U	No	18,906	43,484	2.30
M09W08S	NM	M	U	No	13,549	40,647	3.00
M3E01K	NM	M	U	Yes	9,902	40,598	4.10
M05W09H	NM	M	U	No	12,730	38,190	3.00
M09E01E	NM	M	U	No	9,891	36,696	3.71
M09W01A	NM	M	U	No	9,302	35,348	3.80
M#P3T5L	NM	M	P	No	8,470	34,388	4.06
M12E11A	NM	M	U	No	9,468	33,138	3.50
M5E10H	NM	M	P	Yes	8,110	32,927	4.06
M07W08O	NM	M	U	No	9,448	32,123	3.40
M07W03B	NM	M	U	No	9,705	30,086	3.10
M05W09F	NM	M	U	No	11,001	29,703	2.70
M07W09K	NM	M	U	No	14,116	29,644	2.10
M09W01K	NM	M	U	No	6,453	29,038	4.50
M07W11M	NM	M	U	No	6,331	28,490	4.50
M3E08L	NM	M	SP	Yes	7,935	28,487	3.59
M07W04C	NM	M	U	No	9,075	28,132	3.10
M09E01G	NM	M	U	No	7,510	26,285	3.50
M5E01M	NM	M	U	Yes	4,296	26,206	6.10
M05W02C	NM	M	U	No	6,579	25,658	3.90

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M09E01B	NM	M	U	No	7,710	25,443	3.30
M03W06H	NM	M	U	No	12,100	25,410	2.10
M09E01C	NM	M	U	No	2,848	24,493	8.60
M07W11C	NM	M	U	No	6,990	24,465	3.50
M05W01A	NM	M	U	Yes	9,035	24,394	2.70
M07W04H	NM	M	U	No	7,814	24,223	3.10
M09W01C	NM	M	U	No	8,014	24,042	3.00
M01W01G	NM	M	U	No	8,067	23,394	2.90
M09W01D	NM	M	U	No	2,342	23,186	9.90
M5E01T	NM	M	U	Yes	10,508	23,013	2.19
M09E01A	NM	M	U	No	7,176	22,963	3.20
M3E12PT	NM	M	P	Yes	6,508	22,778	3.50
M07W04E	NM	M	U	No	7,562	22,686	3.00
M09W08H	NM	M	U	No	11,041	22,082	2.00
M09W02B	NM	M	U	No	5,936	21,963	3.70
N11W12F	NM	M	A	No	9,217	21,936	2.38
M11W05C	NM	M	U	No	9,422	21,671	2.30
M05W05O	NM	M	U	No	1,724	21,378	12.40
M13E04C	NM	M	U	No	8,835	21,204	2.40
M03W03A	NM	M	U	No	9,371	20,616	2.20
M07W11L	NM	M	U	No	1,431	20,463	14.30
M07W04F	NM	M	U	No	6,806	20,418	3.00
M5E04Q	NM	M	U	No	6,423	20,232	3.15
M07W01E	NM	M	U	No	8,067	20,168	2.50
M03W07E	NM	M	U	No	5,745	20,108	3.50
M11W02M	NM	M	U	No	5,775	19,635	3.40
M07W09A	NM	M	U	No	7,494	19,484	2.60
M07W11G	NM	M	U	No	4,009	19,243	4.80
M07W08C	NM	M	U	No	1,180	19,116	16.20
M05W01F	NM	M	U	Yes	2,289	18,770	8.20
M07W11K	NM	M	U	No	3,935	18,494	4.70
M03W01N	NM	M	U	Yes	7,367	18,418	2.50
M1110 O	NM	M	U	No	1,623	18,178	11.20
M05W01D	NM	M	U	Yes	7,270	18,175	2.50
M05W01G	NM	M	U	Yes	2,672	18,170	6.80
M05W01E	NM	M	U	Yes	7,562	18,149	2.40
M03W06G	NM	M	U	No	6,857	17,828	2.60
M9E06C	NM	M	P	No	1,808	17,791	9.84
M11W02L	NM	M	U	No	5,228	17,775	3.40
M3E09PX	NM	M	p	Yes	2,874	17,646	6.14
M05W01M	NM	M	U	No	3,297	17,474	5.30
M5E04N	NM	M	U	No	4,217	17,458	4.14
M3E01M	NM	M	U	Yes	6,554	17,040	2.60
M03W03E	NM	M	U	No	6,982	16,757	2.40
M12E08C	NM	M	U	No	471	16,720	35.50
M03W05K	NM	M	U	No	8,351	16,702	2.00
M09W08T	NM	M	U	No	4,905	16,186	3.30
M5E04M	NM	M	U	No	3,376	15,901	4.71
M07W09G	NM	M	U	No	6,070	15,782	2.60
M11E09J	NM	M	U	No	3,332	15,660	4.70
M07W09L	NM	M	U	No	7,814	15,628	2.00
M11E14C	NM	M	U	No	2,024	15,585	7.70
M3E08XP	NM	M	P	Yes	2,825	15,538	5.50
M03W06E	NM	M	U	No	7,058	15,528	2.20
M03W03D	NM	M	U	No	5,743	15,506	2.70
M03W07F	NM	M	U	No	7,562	15,124	2.00
M11W02J	NM	M	U	No	4,865	15,082	3.10

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M09W02D	NM	M	U	No	4,048	15,018	3.71
M5E02A	NM	M	U	Yes	2,893	14,986	5.18
M07W08W	NM	M	U	No	5,261	14,731	2.80
M12W07B	NM	M	U	No	5,405	14,594	2.70
M3E12PZ	NM	M	P	Yes	4,312	14,575	3.38
M09W08P	NM	M	U	No	5,013	14,538	2.90
M3E05K	NM	M	SP	Yes	3,288	14,467	4.40
M5E05D	NM	M	IA	Yes	5,682	14,319	2.52
N13W13N	NM	M	A	Yes	6,729	14,265	2.12
M07W08V	NM	M	U	No	4,351	13,923	3.20
M09W01E	NM	M	U	No	4,932	13,810	2.80
M7E12DP	NM	M	P	Yes	3,069	13,688	4.46
M07W04D	NM	M	U	No	5,042	13,613	2.70
M07W03D	NM	M	U	No	4,840	13,552	2.80
M09W08X	NM	M	U	No	4,830	13,524	2.80
M7 E9F	NM	M	U	No	1,956	13,496	6.90
M05W01P	NM	M	U	No	4,215	13,488	3.20
M12E09H	NM	M	U	No	4,006	13,220	3.30
M07W11N	NM	M	U	No	4,240	13,144	3.10
M5E03N	NM	M	U	Yes	4,373	13,075	2.99
M09W03J	NM	M	U	No	3,632	13,075	3.60
M03W05C	NM	M	U	No	4,424	12,830	2.90
M07W08L	NM	M	U	No	5,324	12,778	2.40
M5E03K	NM	M	U	Yes	5,778	12,769	2.21
M5E11B	NM	M	IA	Yes	4,384	12,714	2.90
M09W03K	NM	M	U	No	3,423	12,665	3.70
M5E01L	NM	M	U	Yes	2,876	12,626	4.39
M09E01H	NM	M	U	No	2,521	12,605	5.00
M09W08V	NM	M	U	No	3,935	12,592	3.20
M3E10W3	NM	M	U	No	1,676	12,536	7.48
M9E06B	NM	M	P	No	2,214	12,509	5.65
M11W03N	NM	M	U	No	4,797	12,472	2.60
M07W09F	NM	M	U	No	5,606	12,333	2.20
M5E02G	NM	M	U	Yes	5,918	12,309	2.08
M5E01R	NM	M	U	Yes	5,340	12,282	2.30
M12E08Q	NM	M	U	No	3,837	12,278	3.20
M3E04A	NM	M	IA	Yes	4,209	12,248	2.91
M12W07G	NM	M	U	No	4,366	12,225	2.80
M12E08K	NM	M	U	No	3,592	12,213	3.40
M3E05N	NM	M	U	Yes	5,572	12,203	2.19
M07W04G	NM	M	U	No	5,042	12,101	2.40
M1110 G	NM	M	U	No	1,092	12,012	11.00
M12E08O	NM	M	U	No	2,549	11,980	4.70
M9E10A	NM	M	P	No	1,030	11,845	11.50
M5E10L	NM	M	P	Yes	1,462	11,842	8.10
M05W07F	NM	M	U	No	3,693	11,818	3.20
M05W01K	NM	M	U	Yes	3,025	11,798	3.90
M12E08P	NM	M	U	No	4,174	11,687	2.80
M7 E9D	NM	M	U	No	1,669	11,616	6.96
M03W01L	NM	M	U	Yes	5,244	11,537	2.20
M09W01B	NM	M	U	No	1,281	11,529	9.00
M01W01E	NM	M	U	No	3,025	11,495	3.80
M11E13M	NM	M	U	No	1,134	11,453	10.10
M07W08E	NM	M	U	No	2,859	11,436	4.00
M11W05F	NM	M	U	No	3,795	11,385	3.00
M03W06O	NM	M	U	No	4,052	11,346	2.80
M05W05A	NM	M	U	No	3,751	11,253	3.00

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M7E10M	NM	M	U	No	1,228	11,224	9.14
M07W08J	NM	M	U	No	1,104	11,150	10.10
M3E01P	NM	M	U	Yes	3,479	11,133	3.20
M7E10K	NM	M	U	No	1,755	11,109	6.33
M07W09C	NM	M	U	No	5,546	11,092	2.00
M3E10KP	NM	M	P	Yes	2,519	11,033	4.38
M01W01B	NM	M	U	No	592	10,952	18.50
M3E07PZ	NM	M	p	Yes	2,126	10,949	5.15
M3E01N	NM	M	U	Yes	3,287	10,847	3.30
M07W08P	NM	M	U	No	3,373	10,794	3.20
M01W05F	NM	M	U	No	3,843	10,760	2.80
M05W01N	NM	M	U	No	3,574	10,722	3.00
M12E09T	NM	M	U	No	832	10,650	12.80
M07W08M	NM	M	U	No	4,240	10,600	2.50
M07W11H	NM	M	U	No	4,816	10,595	2.20
M05W05F	NM	M	U	No	2,461	10,582	4.30
M11W03L	NM	M	U	No	3,771	10,559	2.80
M12E09G	NM	M	U	No	2,385	10,494	4.40
M07W01C	NM	M	U	Yes	2,435	10,470	4.30
M07W08T	NM	M	U	No	3,731	10,447	2.80
M07W11B	NM	M	U	No	1,895	10,441	5.51
M09W02C	NM	M	U	No	2,740	10,412	3.80
M07W15C	NM	M	U	No	5,142	10,284	2.00
M12E09Q	NM	M	U	No	1,628	10,094	6.20
M5E03P	NM	M	U	Yes	3,244	10,056	3.10
M12E11K	NM	M	U	No	3,015	9,950	3.30
M03W03G	NM	M	U	No	4,941	9,882	2.00
M1110 Q	NM	M	U	No	1,215	9,842	8.10
M01W01D	NM	M	U	No	3,479	9,741	2.80
M5E01N	NM	M	U	Yes	4,437	9,717	2.19
M12E09R	NM	M	U	No	514	9,715	18.90
M11E09R	NM	M	U	No	2,695	9,702	3.60
M12E09E	NM	M	U	No	3,340	9,686	2.90
M05W01B	NM	M	U	No	3,225	9,675	3.00
M3E05D	NM	M	SP	Yes	2,192	9,645	4.40
M3E17V	NM	M	IA	Yes	4,274	9,616	2.25
M01W03B	NM	M	U	No	517	9,564	18.50
M11W05D	NM	M	U	No	3,650	9,490	2.60
M11E13H	NM	M	U	No	2,843	9,382	3.30
M12E08T	NM	M	U	No	1,477	9,305	6.30
M07W06P	NM	M	U	No	1,891	9,266	4.90
M11E13P	NM	M	U	No	2,428	9,226	3.80
M403 W03	NM	M	U	No	3,663	9,158	2.50
M01W03A	NM	M	U	No	3,663	9,158	2.50
M12E11B	NM	M	U	No	1,860	9,114	4.90
M11E06L	NM	M	U	No	3,027	9,081	3.00
M11W03B	NM	M	U	No	4,537	9,074	2.00
M11E02F	NM	M	U	No	3,127	9,068	2.90
M1110 C	NM	M	U	No	2,211	9,065	4.10
M11W03H	NM	M	U	No	3,466	9,012	2.60
M03W06N	NM	M	U	No	2,899	8,987	3.10
M5E02D	NM	M	U	Yes	2,104	8,942	4.25
M13E04J	NM	M	U	No	2,664	8,791	3.30
M11E13O	NM	M	U	No	1,165	8,738	7.50
M07W04B	NM	M	U	No	3,781	8,696	2.30
M11E14O	NM	M	U	No	2,342	8,665	3.70
M7 E9J	NM	M	U	No	959	8,660	9.03

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M5E04R	NM	M	U	No	3,376	8,643	2.56
M11E06H	NM	M	U	No	1,366	8,606	6.30
M11E13R	NM	M	U	No	1,938	8,527	4.40
M05W01L	NM	M	U	No	1,573	8,494	5.40
M12E08E	NM	M	U	No	2,359	8,492	3.60
M12E08S	NM	M	U	No	1,326	8,486	6.40
M5E02C	NM	M	U	Yes	4,077	8,480	2.08
M3E10B	NM	M	A	Yes	2,799	8,425	3.01
M01W01A	NM	M	U	No	3,366	8,415	2.50
M03W05J	NM	M	U	No	2,796	8,388	3.00
M01W05H	NM	M	U	No	2,791	8,373	3.00
M7E10L	NM	M	U	No	1,122	8,370	7.46
M07W01A	NM	M	U	Yes	2,987	8,364	2.80
M11E06T	NM	M	U	No	2,032	8,331	4.10
M09W08U	NM	M	U	No	1,886	8,298	4.40
M11E09L	NM	M	U	No	1,717	8,242	4.80
M07W03G	NM	M	U	No	2,934	8,215	2.80
M12E11G	NM	M	U	No	2,150	8,170	3.80
M11E13Q	NM	M	U	No	2,042	8,168	4.00
M5E01Q	NM	M	U	Yes	877	8,165	9.31
M9E10C	NM	M	P	No	905	8,163	9.02
M5E03O	NM	M	U	Yes	2,525	8,131	3.22
M5E03A	NM	M	U	Yes	2,192	8,067	3.68
M5E10B	NM	M	IA	Yes	3,113	8,032	2.58
M5E04G	NM	M	A	Yes	3,025	8,016	2.65
M07W09E	NM	M	U	No	3,643	8,015	2.20
M9E06A	NM	M	P	No	1,863	7,992	4.29
M03W03B	NM	M	U	No	3,067	7,974	2.60
M3E10E	NM	M	SP	Yes	1,670	7,949	4.76
M11E13N	NM	M	U	No	1,823	7,839	4.30
M09W08M	NM	M	U	No	1,029	7,820	7.60
M07W11F	NM	M	U	No	3,706	7,783	2.10
M07W08F	NM	M	U	No	1,197	7,780	6.50
M05W07K	NM	M	U	No	2,039	7,748	3.80
M03W05A	NM	M	U	No	2,971	7,725	2.60
M03W05H	NM	M	U	No	2,722	7,622	2.80
M09W08K	NM	M	U	No	3,176	7,622	2.40
M07W06C	NM	M	U	No	3,035	7,588	2.50
M3E05Q	NM	M	A	Yes	2,630	7,574	2.88
M03W06L	NM	M	U	No	3,781	7,562	2.00
M03W06D	NM	M	U	No	3,151	7,562	2.40
M01W03C	NM	M	U	No	955	7,544	7.90
M3E10W2	NM	M	U	No	2,238	7,520	3.36
M07W11E	NM	M	U	No	916	7,511	8.20
M07W11D	NM	M	U	No	813	7,480	9.20
M01W01C	NM	M	U	No	943	7,450	7.90
M9E07C	NM	M	P	No	1,326	7,426	5.60
M13E04H	NM	M	U	No	2,359	7,313	3.10
M11W03G	NM	M	U	No	3,655	7,310	2.00
M09W05H	NM	M	U	No	2,024	7,286	3.60
M13E04N	NM	M	U	No	2,344	7,266	3.10
M5E02E	NM	M	U	Yes	1,973	7,261	3.68
M09W01H	NM	M	U	No	615	7,257	11.80
M09W08L	NM	M	U	No	2,849	7,122	2.50
M9E10B	NM	M	P	No	1,940	7,023	3.62
M03W05E	NM	M	U	No	1,300	6,890	5.30
M1110 R	NM	M	U	No	3,277	6,882	2.10

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M07W09M	NM	M	U	No	2,003	6,810	3.40
M03W06C	NM	M	U	No	1,999	6,797	3.40
M09W05K	NM	M	U	No	623	6,791	10.90
M5E03L	NM	M	U	Yes	2,060	6,777	3.29
M09W01F	NM	M	U	No	2,327	6,748	2.90
M07W04J	NM	M	U	No	756	6,728	8.90
M05W02D	NM	M	U	No	2,803	6,727	2.40
M11E04A	NM	M	U	No	1,974	6,712	3.40
M3E01L	NM	M	U	Yes	2,679	6,698	2.50
M07W09P	NM	M	U	No	2,301	6,673	2.90
M05W07L	NM	M	U	No	1,752	6,658	3.80
M11E13L	NM	M	U	No	2,458	6,637	2.70
M11E14F	NM	M	U	No	2,072	6,630	3.20
M12E08N	NM	M	U	No	1,180	6,608	5.60
M3E04O	NM	M	IA	Yes	2,288	6,589	2.88
M11W02E	NM	M	U	No	2,722	6,533	2.40
N12W12P	NM	M	A	Yes	2,394	6,464	2.70
M11W02O	NM	M	U	No	1,830	6,405	3.50
M1E10A	NM	M	A	Yes	3,062	6,400	2.09
M11E09F	NM	M	U	No	1,328	6,374	4.80
M05W05M	NM	M	U	No	306	6,334	20.70
M3E10N	NM	M	A	Yes	2,424	6,302	2.60
N13W12B	NM	M	A	Yes	2,302	6,215	2.70
M11E06S	NM	M	U	No	1,512	6,199	4.10
M3E04S	NM	M	IA	Yes	2,380	6,188	2.60
M03W06F	NM	M	U	No	1,628	6,186	3.80
M13E07B	NM	M	U	No	1,028	6,168	6.00
M12E08D	NM	M	U	No	1,180	6,136	5.20
M5E12PX	NM	M	P	Yes	1,850	6,105	3.30
M9E07D	NM	M	P	No	846	6,100	7.21
M13E04G	NM	M	U	No	1,891	6,051	3.20
N13W12K	NM	M	A	Yes	2,850	6,042	2.12
M12E07D	NM	M	U	No	1,281	6,021	4.70
M09W08A	NM	M	U	No	1,999	5,997	3.00
M5E10E	NM	M	P	Yes	1,670	5,862	3.51
M1110 P	NM	M	U	No	2,344	5,860	2.50
M12E09C	NM	M	U	No	731	5,848	8.00
M11E09M	NM	M	U	No	986	5,817	5.90
M07W09Q	NM	M	U	No	1,568	5,802	3.70
M05W02A	NM	M	U	No	1,865	5,782	3.10
M7 E9G	NM	M	U	No	940	5,772	6.14
M07W06K	NM	M	U	No	1,686	5,732	3.40
M12E09K	NM	M	U	No	1,586	5,710	3.60
M07W08N	NM	M	U	No	1,729	5,706	3.30
M03W05D	NM	M	U	No	1,840	5,704	3.10
M11E02E	NM	M	U	No	2,823	5,646	2.00
M11E09P	NM	M	U	No	1,366	5,601	4.10
M5E08PX	NM	M	p	Yes	1,249	5,583	4.47
M12E11H	NM	M	U	No	1,636	5,562	3.40
M09E01F	NM	M	U	No	2,773	5,546	2.00
M11W03R	NM	M	U	No	1,891	5,484	2.90
M07W09U	NM	M	U	No	2,484	5,465	2.20
M9E07A	NM	M	P	No	1,271	5,440	4.28
M12E11Q	NM	M	U	No	877	5,437	6.20
M03W06J	NM	M	U	No	2,470	5,434	2.20
M11E14H	NM	M	U	No	1,694	5,421	3.20
M11E13K	NM	M	U	No	1,172	5,391	4.60

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M05W09E	NM	M	U	No	2,239	5,374	2.40
M5E09C	NM	M	P	Yes	1,626	5,333	3.28
M3E12D	NM	M	P	Yes	1,861	5,304	2.85
M5E17C	NM	M	IA	Yes	2,339	5,263	2.25
M11W03A	NM	M	U	No	953	5,242	5.50
M09E01D	NM	M	U	No	1,672	5,183	3.10
M3E07L	NM	M	p	Yes	1,228	5,158	4.20
M5E01S	NM	M	U	No	1,315	5,142	3.91
M12E08A	NM	M	U	No	877	5,087	5.80
M11E02B	NM	M	U	No	1,445	5,072	3.51
M3E07M	NM	M	SP	Yes	2,023	5,058	2.50
M3E12J	NM	M	P	Yes	1,464	4,978	3.40
M3E10A	NM	M	P	Yes	1,043	4,954	4.75
M11E06N	NM	M	U	No	1,031	4,949	4.80
M01W05J	NM	M	U	No	2,229	4,904	2.20
M11E04C	NM	M	U	No	1,114	4,902	4.40
M03W07D	NM	M	U	No	1,311	4,851	3.70
M05W09A	NM	M	U	No	2,194	4,827	2.20
M5E03F	NM	M	U	Yes	967	4,806	4.97
M07W11A	NM	M	U	No	2,002	4,805	2.40
M11W03F	NM	M	U	No	1,845	4,797	2.60
M07W08H	NM	M	U	No	751	4,731	6.30
M12W04F	NM	M	U	No	1,426	4,720	3.31
M9E07B	NM	M	P	No	533	4,658	8.74
M5E04O	NM	M	A	Yes	2,104	4,629	2.20
M09W03L	NM	M	U	No	1,913	4,591	2.40
M09W05A	NM	M	U	No	1,349	4,587	3.40
M12E08M	NM	M	U	No	572	4,576	8.00
M7 E9E	NM	M	U	No	1,055	4,568	4.33
N12W13N	NM	M	A	Yes	2,148	4,554	2.12
M09W08C	NM	M	U	No	1,719	4,469	2.60
N12W13U	NM	M	A	Yes	2,104	4,460	2.12
M11W03Q	NM	M	U	No	1,485	4,455	3.00
M12W04B	NM	M	U	No	1,712	4,451	2.60
M3E07PX	NM	M	p	Yes	1,006	4,447	4.42
M1110 L	NM	M	U	No	1,202	4,447	3.70
M07W08A	NM	M	U	No	1,518	4,402	2.90
M5E10A	NM	M	P	Yes	1,096	4,395	4.01
M5E03H	NM	M	U	Yes	737	4,363	5.92
M11E02D	NM	M	U	No	1,361	4,355	3.20
M11E14R	NM	M	U	No	1,361	4,355	3.20
M09W08B	NM	M	U	No	1,172	4,336	3.70
M11E09O	NM	M	U	No	1,540	4,312	2.80
M09W05N	NM	M	U	No	867	4,248	4.90
M7 E9A	NM	M	U	No	269	4,242	15.77
M7 E9B	NM	M	U	No	288	4,242	14.73
M13E04F	NM	M	U	No	1,512	4,234	2.80
M3E07F	NM	M	SP	Yes	956	4,226	4.42
M03W05B	NM	M	U	No	1,815	4,174	2.30
M5E10PY	NM	M	P	Yes	1,188	4,170	3.51
M11E02J	NM	M	U	No	1,737	4,169	2.40
M12E07F	NM	M	U	No	1,011	4,145	4.10
M11W03P	NM	M	U	No	1,022	4,088	4.00
M07W04L	NM	M	U	No	504	4,082	8.10
M11E13A	NM	M	U	No	658	4,080	6.20
M11E13B	NM	M	U	No	658	4,080	6.20
M09W05J	NM	M	U	No	1,129	4,064	3.60

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M07W09H	NM	M	U	No	1,230	4,059	3.30
M12W07E	NM	M	U	No	1,449	4,057	2.80
M3E09L	NM	M	p	Yes	1,175	4,054	3.45
M1110 B	NM	M	U	No	920	4,048	4.40
M3E04R	NM	M	IA	Yes	1,929	4,012	2.08
M07W04K	NM	M	U	No	1,210	3,993	3.30
M13E07A	NM	M	U	No	881	3,964	4.50
M01W05E	NM	M	U	No	1,276	3,956	3.10
M12E09M	NM	M	U	No	1,059	3,918	3.70
M11W03C	NM	M	U	No	767	3,912	5.10
M3E07G	NM	M	p	Yes	877	3,876	4.42
M05W02H	NM	M	U	No	1,291	3,873	3.00
M11E09T	NM	M	U	No	1,172	3,868	3.30
M07W06B	NM	M	U	No	1,381	3,867	2.80
M5E03B	NM	M	U	Yes	879	3,850	4.38
M03W06P	NM	M	U	No	1,233	3,822	3.10
M03W06M	NM	M	U	No	885	3,806	4.30
M11E14T	NM	M	U	No	1,172	3,750	3.20
M07W09O	NM	M	U	No	1,334	3,735	2.80
M05W05E	NM	M	U	No	826	3,725	4.51
M07W03A	NM	M	U	No	1,485	3,712	2.50
M09W01J	NM	M	U	No	1,363	3,680	2.70
M12E11D	NM	M	U	No	1,144	3,661	3.20
M11W03D	NM	M	U	No	1,349	3,642	2.70
M11W03M	NM	M	U	No	1,011	3,640	3.60
M11E06J	NM	M	U	No	567	3,629	6.40
M9E06D	NM	M	P	No	1,030	3,626	3.52
M12E08R	NM	M	U	No	978	3,619	3.70
M03W03C	NM	M	U	No	1,325	3,591	2.71
M11W02P	NM	M	U	No	1,702	3,574	2.10
M09W05E	NM	M	U	No	1,366	3,552	2.60
M3E10P16DD	NM	M	U	No	282	3,545	12.57
M5E09A	NM	M	P	Yes	721	3,526	4.89
M5E08C	NM	M	IA	Yes	456	3,456	7.58
M11E06C	NM	M	U	No	363	3,448	9.50
M5E10G	NM	M	P	Yes	783	3,445	4.40
M12E11O	NM	M	U	No	608	3,405	5.60
M309 D	NM	M	p	Yes	548	3,365	6.14
M3E09D	NM	M	IA	Yes	548	3,365	6.14
M09E03D	NM	M	U	No	759	3,340	4.40
M07W09J	NM	M	U	No	1,011	3,336	3.30
M12E08J	NM	M	U	No	1,172	3,282	2.80
M11E15J	NM	M	U	No	1,172	3,282	2.80
M07W06F	NM	M	U	No	1,639	3,278	2.00
M07W08R	NM	M	U	No	744	3,274	4.40
M07W06M	NM	M	U	No	1,298	3,245	2.50
M9E06E	NM	M	P	No	647	3,216	4.97
M3E05M	NM	M	P	Yes	408	3,191	7.82
M12E08G	NM	M	U	No	817	3,186	3.90
M11E14J	NM	M	U	No	1,175	3,172	2.70
M11E14L	NM	M	U	No	1,172	3,164	2.70
M11E14N	NM	M	U	No	1,172	3,164	2.70
M11E13D	NM	M	U	No	565	3,164	5.60
M07W06E	NM	M	U	No	844	3,123	3.70
M01W01J	NM	M	U	Yes	807	3,067	3.80
M01W01F	NM	M	U	No	1,134	3,062	2.70
M09W03B	NM	M	U	No	1,129	3,048	2.70

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M11E14V	NM	M	U	No	1,172	3,047	2.60
M11E15D	NM	M	U	No	1,172	3,047	2.60
M03W01A	NM	M	U	Yes	1,170	3,042	2.60
M5E03D	NM	M	U	Yes	1,315	3,024	2.30
M07W06A	NM	M	U	No	1,512	3,024	2.00
M05W02E	NM	M	U	No	1,260	3,024	2.40
M5E11A	NM	M	P	Yes	877	2,982	3.40
M12W04L	NM	M	U	No	1,266	2,912	2.30
M13E04K	NM	M	U	No	1,449	2,898	2.00
M3E04F	NM	M	IA	Yes	1,315	2,880	2.19
M12E07C	NM	M	U	No	246	2,878	11.70
M3E10J	NM	M	P	Yes	1,030	2,874	2.79
M09W03M	NM	M	U	No	1,248	2,870	2.30
M12E01E	NM	M	U	No	809	2,832	3.50
M11E14P	NM	M	U	No	1,172	2,813	2.40
N12W13R	NM	M	A	Yes	1,315	2,788	2.12
M3E12KP	NM	M	P	Yes	471	2,779	5.90
M09W08W	NM	M	U	No	1,323	2,778	2.10
M12E09A	NM	M	U	No	507	2,738	5.40
M11E15B	NM	M	U	No	1,172	2,696	2.30
M05W05H	NM	M	U	No	708	2,690	3.80
M03W06K	NM	M	U	No	708	2,690	3.80
M11E02G	NM	M	U	No	960	2,688	2.80
M09W05D	NM	M	U	No	309	2,657	8.60
M09W03C	NM	M	U	No	945	2,646	2.80
M11W02N	NM	M	U	No	842	2,610	3.10
M11E14D	NM	M	U	No	565	2,599	4.60
M12E09O	NM	M	U	No	587	2,583	4.40
M11E15F	NM	M	U	No	1,172	2,578	2.20
M11E02H	NM	M	U	No	920	2,576	2.80
M1110 J	NM	M	U	No	585	2,574	4.40
M07W01F	NM	M	U	No	756	2,570	3.40
M11W03J	NM	M	U	No	716	2,506	3.50
M05W02G	NM	M	U	No	834	2,502	3.00
M7E12AP	NM	M	P	Yes	443	2,490	5.62
M09W08D	NM	M	U	No	522	2,453	4.70
M07W01G	NM	M	U	No	786	2,437	3.10
M12E01J	NM	M	U	No	673	2,423	3.60
M09W02E	NM	M	U	No	512	2,406	4.70
M05W05C	NM	M	U	No	785	2,355	3.00
M07W08Q	NM	M	U	No	935	2,338	2.50
M12E01D	NM	M	U	No	539	2,318	4.30
M05W05K	NM	M	U	No	608	2,310	3.80
M09W02G	NM	M	U	No	658	2,303	3.50
N14W12C	NM	M	A	Yes	1,074	2,277	2.12
M03W06A	NM	M	U	No	779	2,259	2.90
M11E09H	NM	M	U	No	834	2,252	2.70
M09W03A	NM	M	U	No	802	2,246	2.80
N13W12J	NM	M	A	Yes	1,052	2,230	2.12
M5E12A	NM	M	IA	Yes	1,087	2,185	2.01
M11E06B	NM	M	U	No	338	2,163	6.40
M12W04J	NM	M	U	No	817	2,124	2.60
M07W08U	NM	M	U	No	708	2,124	3.00
M13E04L	NM	M	U	No	910	2,093	2.30
M3E17D	NM	M	IA	Yes	723	2,089	2.89
M5E10PZ	NM	M	P	Yes	804	2,074	2.58
M05W05P	NM	M	U	No	623	2,056	3.30

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M12W04C	NM	M	U	No	497	2,038	4.10
M309 C	NM	M	p	Yes	877	2,026	2.31
M3E09C	NM	M	a	Yes	877	2,026	2.31
M7 E9H	NM	M	U	No	556	2,024	3.64
M3E12PY	NM	M	P	Yes	973	2,024	2.08
M12E11M	NM	M	U	No	608	2,006	3.30
M9E06F	NM	M	P	No	226	1,991	8.81
M09E03C	NM	M	U	No	338	1,960	5.80
M09W02F	NM	M	U	No	726	1,960	2.70
M12E07B	NM	M	U	No	698	1,954	2.80
M09W08N	NM	M	U	No	521	1,928	3.70
M05W07H	NM	M	U	No	580	1,914	3.30
M3E12PW	NM	M	P	Yes	625	1,912	3.06
M11E13F	NM	M	U	No	565	1,864	3.30
M3E17E	NM	M	IA	Yes	723	1,851	2.56
M09W08Q	NM	M	U	No	703	1,828	2.60
M01W05C	NM	M	U	No	630	1,827	2.90
M09W08R	NM	M	U	No	63	1,814	28.80
M11E06K	NM	M	U	No	489	1,809	3.70
M09W05G	NM	M	U	No	338	1,791	5.30
M12E11E	NM	M	U	No	247	1,704	6.90
M07W08D	NM	M	U	No	608	1,702	2.80
M12E01F	NM	M	U	No	674	1,685	2.50
M11E14B	NM	M	U	No	497	1,640	3.30
M5E10J	NM	M	IA	Yes	625	1,638	2.62
M11E06R	NM	M	U	No	562	1,630	2.90
M11E09B	NM	M	U	No	560	1,624	2.90
M12E07G	NM	M	U	No	136	1,618	11.90
M07W08G	NM	M	U	No	557	1,615	2.90
M11W02K	NM	M	U	No	338	1,589	4.70
M05W07C	NM	M	U	No	565	1,582	2.80
M12W04G	NM	M	U	No	608	1,581	2.60
M09E03B	NM	M	U	No	247	1,581	6.40
M09W05C	NM	M	U	No	302	1,570	5.20
M09W01G	NM	M	U	No	413	1,569	3.80
M01W01H	NM	M	U	No	567	1,531	2.70
M3E04G	NM	M	IA	Yes	526	1,515	2.88
M11E09D	NM	M	U	No	562	1,461	2.60
M11E06P	NM	M	U	No	560	1,456	2.60
M3E07K	NM	M	p	Yes	701	1,437	2.05
M05W01C	NM	M	U	No	565	1,412	2.50
M12E07A	NM	M	U	No	481	1,395	2.90
M11W02G	NM	M	U	No	633	1,393	2.20
M09W08E	NM	M	U	No	557	1,392	2.50
M07W06R	NM	M	U	No	367	1,358	3.70
M09E03E	NM	M	U	No	227	1,339	5.90
M07W09S	NM	M	U	No	605	1,331	2.20
M12E09D	NM	M	U	No	434	1,215	2.80
M12E08L	NM	M	U	No	434	1,215	2.80
M3E07D	NM	M	IA	Yes	438	1,156	2.64
M09E03A	NM	M	U	No	443	1,152	2.60
M05W09C	NM	M	U	No	517	1,137	2.20
M05W07B	NM	M	U	No	270	1,134	4.20
M07W09B	NM	M	U	No	464	1,067	2.30
M11W05A	NM	M	U	No	273	1,065	3.90
M13E04A	NM	M	U	No	365	1,058	2.90
M07W08K	NM	M	U	No	375	975	2.60

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
M07W08S	NM	M	U	No	297	950	3.20
M12W04H	NM	M	U	No	349	946	2.71
M07W06N	NM	M	U	No	403	927	2.30
M5E10K	NM	M	IA	Yes	447	921	2.06
M09W03E	NM	M	U	No	277	914	3.30
M12E01G	NM	M	U	No	339	848	2.50
M11E06D	NM	M	U	No	108	821	7.60
M9E06G	NM	M	P	No	204	818	4.01
M11W05H	NM	M	U	No	150	810	5.40
M11E06A	NM	M	U	No	287	746	2.60
M12E01A	NM	M	U	No	83	722	8.70
M12E01B	NM	M	U	No	297	686	2.31
M13E07D	NM	M	U	No	50	630	12.60
M13E07E	NM	M	U	No	83	598	7.20
M11W05G	NM	M	U	No	148	431	2.91
M05W05D	NM	M	U	No	50	370	7.40
M5E10PX	NM	M	P	Yes	53	357	6.74

					1,503,398	5,214,161	3.47

EASDD	NS	ID	u	Yes	5,085	50,901	10.01
UO20 DC	NS	ID	u	Yes	1,800	11,592	6.44

					6,885	62,493	9.08

KB177 EF	NS	M	U	No	17,807	112,540	6.32
KR36 AF	NS	M	U	No	7,383	111,040	15.04
KB177 ED	NS	M	U	No	17,255	109,224	6.33
5KREXT32Q	NS	M	U	No	23,762	100,038	4.21
KR36 AJ	NS	M	U	No	7,561	93,983	12.43
UN18 DA	NS	M	U	No	16,179	90,117	5.57
3KRBHLGEC	NS	M	U	No	29,940	72,455	2.42
2KRBEXT4P	NS	M	U	No	33,646	71,666	2.13
11KRHG	NS	M	U	No	20,544	69,850	3.40
10KRH2U	NS	M	U	No	20,917	69,235	3.31
UO18 CF	NS	M	U	No	13,361	65,603	4.91
KR4 A3Z	NS	M	U	No	13,990	63,095	4.51
UP18 P	NS	M	U	No	6,150	62,176	10.11
EASDC	NS	M	u	Yes	6,160	61,662	10.01
UN18 DK	NS	M	U	No	9,864	61,453	6.23
5KRAHLGEW	NS	M	U	No	27,676	61,441	2.22
11KRHT	NS	M	U	No	18,419	59,493	3.23
KB177 EB	NS	M	U	No	10,725	58,773	5.48
23HLGEV	NS	M	U	No	12,125	58,564	4.83
23HLGED	NS	M	U	No	23,422	58,087	2.48
UN18 DN	NS	M	U	No	6,550	57,509	8.78
23HLGEE	NS	M	U	No	20,167	57,274	2.84
3KR61AA	NS	M	U	No	13,896	56,557	4.07
UO20 BY	NS	M	U	No	6,071	55,792	9.19
10KRHR	NS	M	U	No	17,735	55,688	3.14
23HLGEN	NS	M	U	No	14,431	55,271	3.83
KR36 AL	NS	M	UW	No	4,168	54,851	13.16
KR36 G	NS	M	U	No	6,774	54,395	8.03
10KRBR	NS	M	U	No	20,746	54,355	2.62
UN19 BK	NS	M	U	No	7,891	54,211	6.87

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
10KRH2Z	NS	M	U	No	18,044	53,410	2.96
11KRHD	NS	M	U	No	17,708	52,947	2.99
UP18R	NS	M	U	No	6,557	52,849	8.06
K4IAA	NS	M	U	No	11,881	52,633	4.43
KB177EG	NS	M	U	No	6,730	52,359	7.78
UO19BR	NS	M	U	No	5,746	52,174	9.08
KR8B1B	NS	M	U	No	21,047	51,986	2.47
23HLGEAA	NS	M	U	No	22,608	51,546	2.28
2924C	NS	M	U	No	15,447	51,284	3.32
UO19BQ	NS	M	U	No	4,611	49,707	10.78
10KRHN	NS	M	U	No	17,410	49,096	2.82
UO19G	NS	M	U	No	3,549	48,728	13.73
5KRAHLGEF	NS	M	U	No	11,847	48,691	4.11
KR5FJ	NS	M	U	No	20,971	48,653	2.32
KR6B9R	NS	M	U	No	15,195	48,472	3.19
UN19F	NS	M	U	No	2,703	48,140	17.81
KR4A3E	NS	M	U	No	22,004	47,969	2.18
KR8B1AC	NS	M	U	No	16,428	47,805	2.91
22HLGEB	NS	M	U	No	19,252	47,745	2.48
KR112H	NS	M	U	No	7,008	47,514	6.78
22HLGEJ	NS	M	U	No	12,103	47,444	3.92
11A30J	NS	M	U	No	5,112	46,928	9.18
UP18CH	NS	M	U	No	3,336	46,437	13.92
2KRBEXT4A	NS	M	U	No	19,188	46,435	2.42
KR6HLGEB	NS	M	U	No	15,373	46,273	3.01
23HLGEF	NS	M	U	No	21,190	45,982	2.17
UP18E	NS	M	U	No	2,856	45,725	16.01
UO18 82	NS	M	U	No	5,176	45,342	8.76
3212C	NS	M	U	No	7,077	45,222	6.39
KR2EM	NS	M	U	No	4,264	44,644	10.47
KR4A5A	NS	M	U	No	21,696	44,043	2.03
UP20E	NS	M	U	No	7,085	43,856	6.19
3KRX.HLGEQ	NS	M	U	No	14,096	43,839	3.11
UP18AC	NS	M	U	No	6,732	43,017	6.39
3012D	NS	M	U	No	16,340	42,647	2.61
3012	NS	M	U	No	16,340	42,647	2.61
UO19BV	NS	M	U	No	4,577	41,925	9.16
KR36M	NS	M	U	No	11,351	41,772	3.68
23HLGEB	NS	M	U	No	14,214	41,505	2.92
KR2EAC	NS	M	U	No	12,623	41,403	3.28
KR4A3L	NS	M	U	No	17,758	41,199	2.32
UP18T	NS	M	U	No	5,324	41,155	7.73
KR6B9G	NS	M	U	No	9,257	40,731	4.40
KR6B9T	NS	M	U	No	17,531	40,672	2.32
KB177EM	NS	M	U	No	10,725	40,540	3.78
KR8Z	NS	M	U	No	4,562	39,324	8.62
10KRHC	NS	M	U	No	15,622	39,055	2.50
10KRHU	NS	M	U	No	8,488	39,045	4.60
UO19BC	NS	M	U	No	7,213	39,022	5.41
2KRBEXT51E	NS	M	U	No	18,707	38,911	2.08
UO19BJ	NS	M	U	No	2,895	38,822	13.41
UO20BQ	NS	M	U	No	3,817	38,781	10.16
KB177EE	NS	M	U	No	18,668	38,643	2.07
KR4A3T	NS	M	U	No	11,312	38,348	3.39
2924B	NS	M	U	No	11,339	38,326	3.38
10KRH2AC	NS	M	U	No	9,506	38,024	4.00
10KRHV	NS	M	U	No	12,431	37,790	3.04

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
V018DH	NS	M	U	No	11,048	37,674	3.41
KR4A3G	NS	M	U	No	4,042	37,429	9.26
KR2EU	NS	M	U	No	12,905	37,424	2.90
10KRHT	NS	M	U	No	15,775	37,387	2.37
KB234	NS	M	U	No	6,350	37,274	5.87
3KR4H	NS	M	U	No	16,461	36,873	2.24
KB177EC	NS	M	U	No	5,802	36,727	6.33
KR4A3AE	NS	M	U	No	15,119	36,588	2.42
UO18 70	NS	M	U	No	3,701	36,529	9.87
KR6B9J	NS	M	U	No	12,328	36,491	2.96
UP18DQ	NS	M	U	No	3,921	36,230	9.24
10KRGA	NS	M	U	No	14,352	36,024	2.51
UN18DJ	NS	M	U	No	3,324	35,799	10.77
UP18V	NS	M	U	No	5,077	35,590	7.01
10B27S	NS	M	U	No	3,911	35,355	9.04
UP18AA	NS	M	U	No	3,110	35,205	11.32
KR8B5G	NS	M	U	No	14,138	35,204	2.49
UO18CD	NS	M	U	No	2,269	35,101	15.47
KR112G	NS	M	U	No	16,310	34,740	2.13
UN18B	NS	M	UW	No	6,301	34,719	5.51
UN18CT	NS	M	U	No	3,105	34,714	11.18
UP18DU	NS	M	U	No	3,470	34,006	9.80
UP18W	NS	M	U	No	4,757	33,917	7.13
UP18EC	NS	M	U	No	2,607	33,682	12.92
V018DL	NS	M	U	No	9,987	33,656	3.37
UO18BW	NS	M	U	No	3,460	33,631	9.72
UO19BN	NS	M	U	No	4,932	33,587	6.81
UO20BR	NS	M	U	No	4,663	33,387	7.16
23HLGES	NS	M	U	No	13,464	33,121	2.46
5E20Q	NS	M	U	No	3,536	32,991	9.33
KR8B1Z	NS	M	U	No	10,902	32,706	3.00
UN19AA	NS	M	U	No	4,126	32,595	7.90
KR4A3AF	NS	M	U	No	12,917	32,422	2.51
23HLGEA	NS	M	U	No	13,950	32,364	2.32
KR36C	NS	M	UW	No	4,362	32,279	7.40
UO19H	NS	M	U	No	3,139	32,049	10.21
KB177EJ	NS	M	U	No	10,961	32,006	2.92
11KRHX	NS	M	U	No	12,202	31,847	2.61
UP18BR	NS	M	U	No	7,102	31,817	4.48
UP18U	NS	M	U	No	2,735	31,480	11.51
KB177EL	NS	M	U	No	6,330	31,460	4.97
23HLGEK	NS	M	U	No	12,680	31,320	2.47
5E20U	NS	M	U	No	2,528	31,170	12.33
KR36AM	NS	M	UW	No	2,084	31,052	14.90
22HLGEG	NS	M	U	No	14,532	30,953	2.13
UN19AW	NS	M	U	No	2,870	30,939	10.78
UO19S	NS	M	U	No	5,918	30,714	5.19
UO20Y	NS	M	U	No	6,671	30,687	4.60
3WNP1	NS	M	U	No	7,398	30,554	4.13
10B27N	NS	M	U	No	4,431	30,441	6.87
KR8B1D	NS	M	U	No	5,154	30,409	5.90
3KRX.HLGEG	NS	M	U	No	11,336	30,154	2.66
10KRGW	NS	M	U	No	10,542	30,150	2.86
10KRHM	NS	M	U	No	14,845	30,135	2.03
KR6BAB	NS	M	U	No	11,975	30,057	2.51
UO19BP	NS	M	U	No	7,314	29,987	4.10
KR8B5K	NS	M	U	No	10,473	29,953	2.86

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3KRX.HLGER	NS	M	U	No	10,759	29,910	2.78
UO20G	NS	M	U	No	3,664	29,898	8.16
UN18EA	NS	M	U	No	3,645	29,889	8.20
10B26M	NS	M	U	No	5,891	29,808	5.06
UN18EF	NS	M	U	No	7,267	29,504	4.06
UO20AT	NS	M	U	No	4,074	29,374	7.21
KR4A3B	NS	M	U	No	9,243	29,300	3.17
11KRHP	NS	M	U	No	12,604	29,241	2.32
KR8B1J	NS	M	U	No	10,064	29,186	2.90
10KRH2Y	NS	M	U	No	7,825	29,109	3.72
KR7AHLGEG	NS	M	U	No	2,949	29,107	9.87
KR6HLGEF	NS	M	U	No	7,344	29,082	3.96
UP18DZ	NS	M	U	No	3,519	28,891	8.21
KR36AA	NS	M	U	No	12,715	28,863	2.27
KR6HLGEL	NS	M	U	No	4,422	28,787	6.51
KR6BAD	NS	M	U	No	12,024	28,617	2.38
UP18EJ	NS	M	U	No	5,918	28,466	4.81
KR36AC	NS	M	U	No	13,043	28,434	2.18
KR8B1X	NS	M	U	No	1,403	28,032	19.98
5KREXT32J	NS	M	U	No	12,853	28,020	2.18
UP18DY	NS	M	U	No	1,956	27,990	14.31
UP18Q	NS	M	U	No	3,181	27,866	8.76
2W3P1	NS	M	U	No	2,010	27,798	13.83
UP18EG	NS	M	U	No	8,155	27,645	3.39
UO20BZ	NS	M	U	No	2,959	27,607	9.33
10KRBU	NS	M	U	No	9,509	27,576	2.90
11A32AD	NS	M	U	No	5,788	27,551	4.76
KR6B9H	NS	M	U	No	12,860	27,392	2.13
10KRBE	NS	M	U	No	8,125	27,381	3.37
3024Q	NS	M	U	No	5,899	27,371	4.64
5KREXT32A	NS	M	U	No	11,953	27,253	2.28
3KRBHLGEB	NS	M	U	No	11,023	27,227	2.47
11KRHF	NS	M	U	No	6,959	27,140	3.90
KR5FX	NS	M	U	No	10,966	27,086	2.47
KR6B9A	NS	M	U	No	13,334	27,068	2.03
KR4A3AK	NS	M	U	No	9,043	26,767	2.96
UP18DS	NS	M	U	No	3,748	26,723	7.13
KB177EH	NS	M	U	No	4,244	26,695	6.29
UN18F	NS	M	UW	No	2,935	26,679	9.09
UO20CF	NS	M	U	No	3,139	26,650	8.49
11KRHY	NS	M	U	No	9,349	26,271	2.81
V018DP	NS	M	U	No	3,502	26,195	7.48
5KREXT32C	NS	M	U	No	12,291	26,180	2.13
11C32J	NS	M	U	No	7,282	26,070	3.58
KR2EW	NS	M	U	No	10,315	25,994	2.52
KR8B1C	NS	M	U	No	11,704	25,983	2.22
KR4A3K	NS	M	U	No	11,686	25,943	2.22
KR36AH	NS	M	U	No	10,333	25,729	2.49
11A30B	NS	M	u	Yes	3,773	25,656	6.80
5KRAHLGEAA	NS	M	U	No	6,897	25,381	3.68
KR6BAC	NS	M	U	No	7,588	25,268	3.33
UO19CD	NS	M	U	No	2,893	25,256	8.73
UN18DZ	NS	M	U	No	5,221	25,165	4.82
V018DQ	NS	M	U	No	5,696	25,119	4.41
2KRBEXT4L	NS	M	U	No	4,434	24,875	5.61
UN19G	NS	M	U	No	6,111	24,872	4.07
3KR4A	NS	M	U	No	3,808	24,866	6.53

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
V018 DR	NS	M	U	No	11,714	24,834	2.12
KR2 EY	NS	M	U	No	6,318	24,767	3.92
V018 DS	NS	M	U	No	8,532	24,743	2.90
UN18 BK	NS	M	U	No	3,988	24,686	6.19
KR6 D	NS	M	I	No	2,177	24,578	11.29
UO18 BN	NS	M	U	No	5,573	24,521	4.40
KR4A3AD	NS	M	U	No	10,725	24,453	2.28
3KR4D	NS	M	U	No	1,778	24,430	13.74
UN18 CZ	NS	M	U	No	6,163	24,405	3.96
10B27O	NS	M	U	No	2,792	24,262	8.69
UO20 AR	NS	M	U	No	2,306	24,121	10.46
UO20 BF	NS	M	U	No	2,306	24,121	10.46
3KR61T	NS	M	U	No	10,574	24,109	2.28
3KRX.HLGEP	NS	M	U	No	6,823	24,085	3.53
KR8AP11B	NS	M	U	No	2,787	24,024	8.62
23HLGEW	NS	M	U	No	11,647	23,993	2.06
11A32AC	NS	M	U	No	3,046	23,850	7.83
UP18 CK	NS	M	U	No	11,566	23,826	2.06
UP18 BQ	NS	M	U	No	5,309	23,784	4.48
UN18 FE	NS	M	UW	No	2,353	23,695	10.07
UN18 CX	NS	M	U	No	3,773	23,619	6.26
5KRAHLGEZ	NS	M	U	No	4,397	23,612	5.37
10KRH2M	NS	M	U	No	9,324	23,590	2.53
UN19 Z	NS	M	U	No	2,242	23,541	10.50
V018 EB	NS	M	U	No	6,461	23,453	3.63
KR8 B1L	NS	M	U	No	6,643	23,317	3.51
10B26V	NS	M	u	Yes	2,441	23,263	9.53
UN18 J	NS	M	UW	No	4,868	23,220	4.77
KB177 EK	NS	M	U	No	4,320	23,155	5.36
UN19 AZ	NS	M	U	No	1,665	23,127	13.89
KR6HLGEM	NS	M	U	No	6,742	23,125	3.43
V018 CL	NS	M	U	No	4,439	23,083	5.20
UO20 Z	NS	M	U	No	5,013	23,060	4.60
10B29V	NS	M	U	No	4,986	22,936	4.60
KR80 E	NS	M	U	No	1,329	22,752	17.12
UN18 CV	NS	M	U	No	5,672	22,745	4.01
UN19 M	NS	M	U	No	1,499	22,740	15.17
UP18 DV	NS	M	U	No	5,598	22,728	4.06
KR263 Q	NS	M	U	No	5,790	22,697	3.92
V018 CH	NS	M	U	No	4,932	22,687	4.60
10B27X	NS	M	u	Yes	3,403	22,664	6.66
3KRX.HLGEM	NS	M	U	No	5,770	22,618	3.92
10KRHZ	NS	M	U	No	8,293	22,474	2.71
11KRHW	NS	M	U	No	8,966	22,415	2.50
UO20 AV	NS	M	U	No	3,280	22,370	6.82
UO18 J	NS	M	U	No	3,063	22,299	7.28
UO18 BX	NS	M	U	No	2,049	22,252	10.86
KR5 FK	NS	M	U	No	5,561	22,244	4.00
UP20 J	NS	M	U	No	4,932	22,243	4.51
KR8 B5M	NS	M	U	No	8,604	22,112	2.57
UO20 X	NS	M	U	No	4,804	22,098	4.60
UO20 W	NS	M	U	No	4,804	22,098	4.60
UN19 BF	NS	M	U	No	6,532	22,013	3.37
UN18 DT	NS	M	U	No	1,753	21,983	12.54
UN19 BH	NS	M	U	No	9,235	21,979	2.38
KR4 A3F	NS	M	U	No	10,875	21,968	2.02
10KRHE	NS	M	U	No	9,603	21,895	2.28

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
3KRHLGEU	NS	M	U	No	4,821	21,887	4.54
2924L	NS	M	U	No	6,584	21,859	3.32
8KRM	NS	M	U	No	1,152	21,612	18.76
UO20CE	NS	M	U	No	2,434	21,565	8.86
KR4A5E	NS	M	U	No	8,730	21,563	2.47
UN18D	NS	M	UW	No	6,468	21,538	3.33
11KRHV	NS	M	U	No	6,249	21,497	3.44
UO20AG	NS	M	U	No	1,780	21,485	12.07
3KR61M	NS	M	U	No	9,255	21,472	2.32
UN19BE	NS	M	U	No	4,239	21,449	5.06
UO18BG	NS	M	U	No	5,184	21,410	4.13
5KREXT32H	NS	M	U	No	8,994	21,406	2.38
UO19BB	NS	M	U	No	1,423	21,373	15.02
UP18EF	NS	M	U	No	1,973	21,348	10.82
KR242Q	NS	M	U	No	7,161	21,197	2.96
UP18AB	NS	M	U	No	2,935	21,161	7.21
10KRGF	NS	M	U	No	7,650	21,114	2.76
KR25Q	NS	M	U	No	2,234	21,089	9.44
KB177EA	NS	M	U	No	3,719	21,050	5.66
UN19C	NS	M	U	No	4,214	20,944	4.97
UN19AY	NS	M	U	No	1,716	20,935	12.20
KR6B9Y	NS	M	U	No	8,012	20,911	2.61
KR36Y	NS	M	U	No	10,323	20,852	2.02
UO19BW	NS	M	U	No	2,932	20,847	7.11
10KRBJ	NS	M	U	No	3,763	20,809	5.53
UO19AN	NS	M	U	No	4,303	20,783	4.83
UP18ED	NS	M	U	No	4,636	20,769	4.48
KR8B1AB	NS	M	U	No	6,545	20,682	3.16
3KRX.HLGED	NS	M	U	No	9,070	20,680	2.28
11KRHQ	NS	M	U	No	7,763	20,650	2.66
UO20AQ	NS	M	U	No	5,918	20,535	3.47
UO19BK	NS	M	U	No	2,037	20,513	10.07
UN18BT	NS	M	U	No	2,441	20,431	8.37
KR8B5S	NS	M	U	No	8,698	20,353	2.34
UO20BM	NS	M	U	No	3,817	20,345	5.33
UN19E	NS	M	U	No	2,175	20,293	9.33
3KRX.HLGEN	NS	M	U	No	8,730	20,254	2.32
UO20AP	NS	M	U	No	3,023	20,163	6.67
UO18X	NS	M	U	No	6,648	20,143	3.03
KR2ED	NS	M	U	No	7,433	20,143	2.71
UO20AZ	NS	M	U	No	1,127	20,128	17.86
KR8X	NS	M	U	No	3,354	19,990	5.96
23HLGEM	NS	M	U	No	7,650	19,966	2.61
23HLGEU	NS	M	U	No	6,959	19,903	2.86
UP18BW	NS	M	U	No	5,063	19,898	3.93
8KR5N	NS	M	U	No	5,519	19,868	3.60
UO20AW	NS	M	U	No	4,740	19,718	4.16
5KRAHLGEY	NS	M	U	No	8,143	19,706	2.42
3KR4F	NS	M	U	No	9,006	19,633	2.18
23HLGET	NS	M	U	No	6,343	19,536	3.08
KR8B1M	NS	M	U	No	6,503	19,509	3.00
KR36AV	NS	M	U	No	9,267	19,461	2.10
UN18DQ	NS	M	U	No	1,674	19,452	11.62
7E30F	NS	M	U	No	2,932	19,381	6.61
8KR5C	NS	M	U	No	2,824	19,118	6.77
UO18AN	NS	M	U	No	3,112	19,108	6.14
UO19BU	NS	M	U	No	1,965	19,060	9.70

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
7E30AA	NS	M	U	No	4,143	19,058	4.60
10KRBW	NS	M	U	No	1,280	18,982	14.83
8KR5M	NS	M	U	No	3,928	18,933	4.82
KR2EA	NS	M	U	No	4,821	18,898	3.92
EASD Z	NS	M	U	No	1,179	18,840	15.98
2KRAHLGEH	NS	M	U	No	7,499	18,822	2.51
UN18AG	NS	M	U	No	2,792	18,790	6.73
UP20CH	NS	M	U	No	5,610	18,737	3.34
KR4A3M	NS	M	U	No	7,891	18,702	2.37
UO20AE	NS	M	U	No	2,587	18,652	7.21
UO20S	NS	M	U	No	6,661	18,651	2.80
KR5FY	NS	M	U	No	8,754	18,646	2.13
UO19BG	NS	M	U	No	1,038	18,642	17.96
3KR4C	NS	M	U	No	4,636	18,637	4.02
11A30D	NS	M	U	No	1,191	18,532	15.56
UP18DT	NS	M	U	No	3,361	18,519	5.51
23HLGEP	NS	M	U	No	7,773	18,500	2.38
UP18BN	NS	M	U	No	5,221	18,482	3.54
3KR61AE	NS	M	U	No	7,701	18,482	2.40
11KRHL	NS	M	U	No	8,616	18,438	2.14
UN18C	NS	M	UW	No	2,920	18,367	6.29
UO19AB	NS	M	U	No	3,701	18,283	4.94
UN19AU	NS	M	U	No	6,328	18,225	2.88
10B27V	NS	M	u	Yes	2,293	18,206	7.94
10KRBH	NS	M	U	No	3,036	18,186	5.99
UN18FK	NS	M	UW	No	6,259	18,151	2.90
KR2EAB	NS	M	U	No	8,313	18,122	2.18
UO20CJ	NS	M	U	No	1,652	18,056	10.93
UP18DN	NS	M	U	No	2,836	18,037	6.36
3KR4B	NS	M	U	No	6,764	17,992	2.66
V018CJ	NS	M	U	No	4,636	17,988	3.88
KAG	NS	M	U	No	1,776	17,973	10.12
UN18DW	NS	M	U	No	4,752	17,915	3.77
3KRX.HLGEE	NS	M	U	No	5,970	17,910	3.00
3KR61B	NS	M	U	No	7,423	17,889	2.41
UN18FA	NS	M	UW	No	5,351	17,872	3.34
22HLGEM	NS	M	U	No	5,872	17,851	3.04
UO20CC	NS	M	U	No	1,973	17,836	9.04
2KRBEXT4Q	NS	M	U	No	6,831	17,829	2.61
KR4A5F	NS	M	U	No	8,779	17,821	2.03
KR21Y	NS	M	U	No	6,012	17,796	2.96
UN19AV	NS	M	U	No	1,075	17,727	16.49
6E30AA	NS	M	U	No	4,320	17,712	4.10
UP18BP	NS	M	U	No	6,863	17,707	2.58
UP18DM	NS	M	U	No	3,139	17,704	5.64
5E20H	NS	M	U	No	7,622	17,683	2.32
KR8B1K	NS	M	U	No	4,394	17,620	4.01
UN18G	NS	M	UW	No	5,265	17,532	3.33
10KRGX	NS	M	U	No	3,447	17,511	5.08
2KRBEXT4E	NS	M	U	No	6,705	17,500	2.61
10KRH2AA	NS	M	U	No	5,652	17,465	3.09
KR25J	NS	M	U	No	1,660	17,447	10.51
11A30F	NS	M	U	No	2,538	17,411	6.86
K4IAAD	NS	M	U	No	1,196	17,390	14.54
EASD H	NS	M	U	No	1,157	17,355	15.00
KR21X	NS	M	U	No	5,689	17,238	3.03
UO18BZ	NS	M	U	No	1,647	17,228	10.46

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
10KRH2G	NS	M	U	No	7,233	17,215	2.38
7E30C	NS	M	U	No	2,414	17,212	7.13
3024 P	NS	M	U	No	6,542	17,140	2.62
KR36 AP	NS	M	UW	No	1,428	17,136	12.00
7E30L	NS	M	U	No	3,307	17,130	5.18
3KR61AD	NS	M	U	No	8,002	17,124	2.14
UN18 FY	NS	M	U	No	8,429	17,111	2.03
UN18 FJ	NS	M	U	No	5,899	17,107	2.90
22HLGED	NS	M	U	No	7,825	16,980	2.17
UN18 BS	NS	M	U	No	2,676	16,939	6.33
UN19 K	NS	M	U	No	5,573	16,886	3.03
UP18 Y	NS	M	U	No	4,148	16,882	4.07
10KRH2AB	NS	M	U	No	4,219	16,876	4.00
10B27AF	NS	M	U	No	930	16,870	18.14
KB343	NS	M	U	No	2,799	16,822	6.01
UP18 D	NS	M	U	No	870	16,756	19.26
7E30O	NS	M	U	No	3,260	16,756	5.14
UN19 AD	NS	M	U	No	3,216	16,755	5.21
UN18 EK	NS	M	U	No	4,826	16,746	3.47
KR6 B9X	NS	M	U	No	3,361	16,738	4.98
KR8B1AA	NS	M	U	No	5,087	16,736	3.29
KR263 U	NS	M	U	No	3,899	16,688	4.28
5E16S	NS	M	U	No	3,985	16,657	4.18
7E30B	NS	M	U	No	5,408	16,657	3.08
3KRHLGET	NS	M	U	No	6,579	16,513	2.51
KR112 L	NS	M	U	No	7,751	16,510	2.13
KR263 AS	NS	M	U	No	1,652	16,454	9.96
KR112 J	NS	M	U	No	4,345	16,424	3.78
5E16H	NS	M	U	No	4,064	16,378	4.03
V018 CW	NS	M	U	No	8,039	16,319	2.03
UP18 G	NS	M	U	No	3,573	16,293	4.56
UO18 M	NS	M	U	No	2,806	16,275	5.80
KR4 A3H	NS	M	U	No	7,862	16,274	2.07
6E30W	NS	M	U	No	1,983	16,261	8.20
UO19 EC	NS	M	U	No	7,990	16,220	2.03
UN18 BB	NS	M	U	No	2,133	16,189	7.59
10KRGR	NS	M	U	No	6,540	16,154	2.47
3KR4N	NS	M	U	No	1,980	16,097	8.13
7E29D	NS	M	U	No	1,645	16,088	9.78
UP18 EK	NS	M	U	No	962	16,065	16.70
UO18 AQ	NS	M	U	No	2,281	15,990	7.01
7E30E	NS	M	U	No	2,419	15,990	6.61
10KRGQ	NS	M	U	No	7,433	15,907	2.14
UN18 HD	NS	M	U	No	7,127	15,822	2.22
KR4 A3P	NS	M	U	No	4,345	15,816	3.64
10KRBF	NS	M	U	No	7,092	15,815	2.23
UN18 FH	NS	M	UW	No	6,811	15,802	2.32
UO18 AB	NS	M	U	No	2,434	15,797	6.49
UO20 V	NS	M	U	No	5,918	15,742	2.66
UO19 CH	NS	M	U	No	7,373	15,704	2.13
UP18 X	NS	M	U	No	2,858	15,690	5.49
KR36 X	NS	M	U	No	7,726	15,684	2.03
10B27U	NS	M	U	No	1,302	15,624	12.00
KR263 O	NS	M	U	No	4,259	15,588	3.66
UO19 W	NS	M	U	No	5,240	15,563	2.97
UN19 AX	NS	M	U	No	1,600	15,536	9.71
UP18 BS	NS	M	U	No	6,017	15,524	2.58

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UP18AJ	NS	M	U	No	1,435	15,498	10.80
5KRAHLGER	NS	M	U	No	5,341	15,489	2.90
KR8B5AF	NS	M	U	No	2,949	15,453	5.24
UO20D	NS	M	U	No	3,023	15,448	5.11
UP18N	NS	M	U	No	3,428	15,426	4.50
UP18DK	NS	M	U	No	3,139	15,381	4.90
UP18DJ	NS	M	U	No	2,737	15,355	5.61
11A30K	NS	M	U	No	4,888	15,348	3.14
UN18AQ	NS	M	U	No	2,646	15,347	5.80
UN18AR	NS	M	U	No	1,655	15,342	9.27
UO19J	NS	M	U	No	5,457	15,334	2.81
UN18CL	NS	M	U	No	3,292	15,143	4.60
10AHG	NS	M	U	No	5,225	15,100	2.89
KR6B9U	NS	M	U	No	5,548	15,035	2.71
5E20R	NS	M	U	No	2,508	15,023	5.99
10KRH2W	NS	M	U	No	5,004	15,012	3.00
UP18M	NS	M	U	No	3,329	14,980	4.50
KR245AH	NS	M	U	No	1,448	14,958	10.33
11KRHK	NS	M	U	No	3,245	14,927	4.60
KR25V	NS	M	U	No	2,279	14,882	6.53
UO19CJ	NS	M	U	No	6,979	14,865	2.13
UP18AD	NS	M	U	No	3,038	14,795	4.87
KR11	NS	M	U	No	1,290	14,783	11.46
UP18CL	NS	M	U	No	7,166	14,762	2.06
KR36AW	NS	M	U	No	4,066	14,760	3.63
UO20BB	NS	M	U	No	5,418	14,683	2.71
UN18BF	NS	M	U	No	2,091	14,679	7.02
KR36R	NS	M	U	No	1,630	14,670	9.00
UO18CC	NS	M	U	No	4,782	14,633	3.06
UN18L	NS	M	UW	No	4,291	14,632	3.41
UO19CC	NS	M	U	No	540	14,602	27.04
UN18CP	NS	M	U	No	1,134	14,561	12.84
11C32Q	NS	M	U	No	6,007	14,537	2.42
5E20S	NS	M	U	No	2,417	14,526	6.01
10KRH2D	NS	M	U	No	4,523	14,519	3.21
10KRH2A	NS	M	U	No	5,610	14,474	2.58
KR8B1A	NS	M	U	No	4,821	14,463	3.00
UN18GL	NS	M	UW	No	6,616	14,423	2.18
KR25AE	NS	M	U	No	4,316	14,415	3.34
UO18AG	NS	M	U	No	3,600	14,400	4.00
KR36L	NS	M	U	No	1,430	14,400	10.07
UP20B	NS	M	U	No	755	14,390	19.06
UP18J	NS	M	U	No	2,185	14,377	6.58
5E18A	NS	M	U	No	1,904	14,356	7.54
UO19FB	NS	M	U	No	7,053	14,318	2.03
UO18BT	NS	M	U	No	2,249	14,259	6.34
KR245AF	NS	M	U	No	1,901	14,258	7.50
UP18AG	NS	M	U	No	2,883	14,242	4.94
UO18BP	NS	M	U	No	4,735	14,205	3.00
10KRHD	NS	M	U	No	6,121	14,201	2.32
UN18DU	NS	M	U	No	1,578	14,186	8.99
UO19AH	NS	M	U	No	4,431	14,179	3.20
UO18P	NS	M	U	No	3,085	14,160	4.59
UN18EL	NS	M	U	No	4,239	14,158	3.34
10KRHL	NS	M	U	No	5,627	14,124	2.51
UP18EL	NS	M	U	No	3,378	14,120	4.18
5E20F	NS	M	U	No	6,241	14,105	2.26

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UP18 DL	NS	M	U	No	2,121	14,083	6.64
UO20 AL	NS	M	U	No	3,970	14,014	3.53
KR8 B1W	NS	M	U	No	3,085	14,006	4.54
6E30Z	NS	M	U	No	4,552	13,975	3.07
11A31P	NS	M	U	No	6,012	13,948	2.32
KR6 B	NS	M	I	No	5,124	13,937	2.72
5E30C	NS	M	U	No	6,663	13,859	2.08
KR242 F	NS	M	U	No	5,726	13,800	2.41
5E30S	NS	M	U	No	6,634	13,799	2.08
KAH	NS	M	U	No	1,363	13,794	10.12
UP20 G	NS	M	U	No	2,281	13,777	6.04
UO18 BH	NS	M	U	No	3,948	13,739	3.48
KR263 M	NS	M	U	No	3,751	13,729	3.66
5KRAHLGET	NS	M	U	No	4,234	13,718	3.24
10KRH2V	NS	M	U	No	3,736	13,711	3.67
UO19 X	NS	M	U	No	4,431	13,647	3.08
KR265 L	NS	M	U	No	2,764	13,627	4.93
UN18 DL	NS	M	U	No	3,176	13,625	4.29
10KRGK	NS	M	U	No	6,540	13,603	2.08
UO18 AS	NS	M	U	No	2,959	13,582	4.59
10B29H	NS	M	U	No	1,433	13,571	9.47
KR36 A	NS	M	UW	No	3,738	13,569	3.63
2KRAHLGED	NS	M	U	No	6,219	13,557	2.18
10B26AF	NS	M	U	No	5,968	13,547	2.27
UN19 DK	NS	M	U	No	6,510	13,541	2.08
UN18 Q	NS	M	U	No	4,663	13,523	2.90
3KR4Q	NS	M	U	No	4,661	13,517	2.90
V018 CV	NS	M	U	No	6,658	13,516	2.03
8KR5L	NS	M	U	No	2,671	13,515	5.06
10KRGB	NS	M	U	No	6,190	13,494	2.18
UO18 BY	NS	M	U	No	3,063	13,477	4.40
5E20C	NS	M	U	No	2,703	13,461	4.98
UP18 AE	NS	M	U	No	3,356	13,458	4.01
UN18 BQ	NS	M	U	No	2,190	13,359	6.10
7E30M	NS	M	U	No	2,579	13,359	5.18
10KRBM	NS	M	U	No	3,884	13,322	3.43
KR4 A5P	NS	M	U	No	5,383	13,296	2.47
UN18 DP	NS	M	U	No	1,448	13,278	9.17
KR223 C	NS	M	U	No	1,874	13,268	7.08
UP18 AF	NS	M	U	No	3,085	13,266	4.30
KR242 K	NS	M	U	No	5,689	13,255	2.33
10KRHA	NS	M	U	No	5,558	13,172	2.37
V018 CU	NS	M	U	No	5,820	13,153	2.26
UN18 CR	NS	M	U	No	814	13,089	16.08
KR4A3AH	NS	M	U	No	3,290	13,061	3.97
UN19 Q	NS	M	U	No	1,716	13,024	7.59
22HLGEC	NS	M	U	No	4,952	13,024	2.63
3W4P1	NS	M	U	No	6,476	13,017	2.01
5E20K	NS	M	U	No	4,796	12,997	2.71
UN18 CS	NS	M	U	No	1,154	12,902	11.18
UN19 BA	NS	M	U	No	2,952	12,900	4.37
3KR4G	NS	M	U	No	6,345	12,880	2.03
KR8 B5C	NS	M	U	No	3,773	12,866	3.41
5KREXT32N	NS	M	U	No	5,788	12,849	2.22
UO18 E	NS	M	U	No	2,284	12,813	5.61
UP18 EN	NS	M	U	No	4,851	12,807	2.64
11A32B	NS	M	U	No	2,185	12,804	5.86

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UO20AN	NS	M	U	No	1,820	12,795	7.03
KR8B1P	NS	M	U	No	6,291	12,771	2.03
KR8B5AB	NS	M	U	No	4,032	12,741	3.16
KR2ER	NS	M	U	No	3,235	12,681	3.92
KR36E	NS	M	UW	No	3,736	12,665	3.39
KR5FR	NS	M	U	No	5,457	12,660	2.32
UN19BD	NS	M	U	No	2,103	12,618	6.00
UN18BD	NS	M	U	No	3,568	12,595	3.53
10KRH2H	NS	M	U	No	5,299	12,559	2.37
UO19FC	NS	M	U	No	5,918	12,546	2.12
UN18DV	NS	M	U	No	1,258	12,542	9.97
7E30R	NS	M	U	No	2,212	12,520	5.66
3KRHLGEL	NS	M	U	No	4,446	12,493	2.81
UO20F	NS	M	U	No	1,729	12,466	7.21
UO19DX	NS	M	U	No	6,140	12,464	2.03
5E18S	NS	M	U	No	2,584	12,455	4.82
UO19K	NS	M	U	No	4,431	12,451	2.81
2KRBEXT4J	NS	M	U	No	1,309	12,409	9.48
11A31J	NS	M	U	No	1,598	12,400	7.76
UN18FL	NS	M	UW	No	4,619	12,333	2.67
5E30F	NS	M	U	No	4,634	12,326	2.66
KE398	NS	M	U	No	1,554	12,323	7.93
UN18FG	NS	M	UW	No	5,307	12,312	2.32
11B32D	NS	M	U	No	2,099	12,300	5.86
KR21M	NS	M	U	No	3,226	12,291	3.81
KR4A3N	NS	M	U	No	4,372	12,285	2.81
KR6BAE	NS	M	U	No	3,815	12,284	3.22
10B27M	NS	M	U	No	3,206	12,279	3.83
UO18CA	NS	M	U	No	3,381	12,273	3.63
KR36AN	NS	M	UW	No	952	12,205	12.82
KR36Q	NS	M	U	No	3,817	12,176	3.19
KR82J	NS	M	U	No	1,554	12,168	7.83
UO18W	NS	M	U	No	4,138	12,166	2.94
UO20AC	NS	M	U	No	755	12,163	16.11
UN19AB	NS	M	U	No	858	12,158	14.17
7E29U	NS	M	U	No	510	12,128	23.78
11C32M	NS	M	U	No	1,625	12,122	7.46
UP18EM	NS	M	U	No	4,587	12,110	2.64
KR8B1G	NS	M	U	No	4,814	12,083	2.51
UP18CJ	NS	M	U	No	3,995	12,065	3.02
UO18Q	NS	M	U	No	3,623	12,065	3.33
UN19AJ	NS	M	U	No	2,486	12,032	4.84
UO18F	NS	M	U	No	3,314	12,030	3.63
5E20G	NS	M	U	No	984	12,024	12.22
UN18A	NS	M	UW	No	2,996	12,014	4.01
11KRHA	NS	M	U	No	5,664	12,008	2.12
KR25U	NS	M	U	No	1,314	11,971	9.11
UO20CB	NS	M	U	No	1,588	11,894	7.49
6E30Y	NS	M	U	No	678	11,892	17.54
5KRAHLGEX	NS	M	U	No	2,454	11,853	4.83
KR82M	NS	M	U	No	4,064	11,826	2.91
UO18H	NS	M	U	No	1,768	11,810	6.68
23HLGEC	NS	M	U	No	5,107	11,746	2.30
UN18GJ	NS	M	U	No	5,504	11,724	2.13
UO18R	NS	M	U	No	1,756	11,695	6.66
UO18BS	NS	M	U	No	2,639	11,691	4.43
UP18DH	NS	M	U	No	3,329	11,652	3.50

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UO19 BH	NS	M	U	No	742	11,635	15.68
UN18 CH	NS	M	U	No	641	11,621	18.13
UN18 CG	NS	M	U	No	641	11,621	18.13
UO20 60	NS	M	U	No	1,864	11,613	6.23
UO20 BN	NS	M	U	No	1,864	11,613	6.23
10KRH2B	NS	M	U	No	1,231	11,608	9.43
UN19 N	NS	M	U	No	1,845	11,568	6.27
V018 EA	NS	M	U	No	3,650	11,534	3.16
UO18 BF	NS	M	U	No	3,381	11,495	3.40
3KR4L	NS	M	U	No	2,883	11,446	3.97
KR8 B1H	NS	M	U	No	5,499	11,438	2.08
UP18 DX	NS	M	U	No	2,392	11,434	4.78
UN18 EP	NS	M	U	No	1,524	11,400	7.48
KR6 BAL	NS	M	U	No	3,465	11,400	3.29
7E28B	NS	M	U	No	1,349	11,372	8.43
UN18 AP	NS	M	U	No	994	11,371	11.44
UN18 EB	NS	M	U	No	2,587	11,331	4.38
UO18 AP	NS	M	U	No	3,573	11,326	3.17
10KRGE	NS	M	U	No	3,245	11,325	3.49
11A32AG	NS	M	U	No	1,729	11,308	6.54
KR2 EP	NS	M	U	No	3,344	11,303	3.38
KR9 K	NS	M	U	No	5,428	11,290	2.08
UN18 R	NS	M	U	No	1,401	11,250	8.03
UN18 GP	NS	M	UW	No	5,156	11,240	2.18
KR263 AK	NS	M	U	No	809	11,229	13.88
10KRH2C	NS	M	U	No	4,296	11,213	2.61
KR265 Y	NS	M	U	No	878	11,212	12.77
7E30A	NS	M	U	No	2,565	11,183	4.36
UN19 AK	NS	M	U	No	1,319	11,172	8.47
UN18 DH	NS	M	U	No	4,086	11,114	2.72
5E30Y	NS	M	U	No	2,873	11,090	3.86
KR223 H	NS	M	U	No	3,386	11,072	3.27
KR7AHLGEB	NS	M	U	No	2,567	11,064	4.31
UP20 CN	NS	M	U	No	875	11,042	12.62
V018 DU	NS	M	U	No	5,179	11,031	2.13
UN18 EZ	NS	M	UW	No	4,639	10,994	2.37
UP18 S	NS	M	U	No	2,222	10,954	4.93
7E28A	NS	M	U	No	5,258	10,937	2.08
3KR61V	NS	M	U	No	2,907	10,930	3.76
UN18 AW	NS	M	U	No	3,016	10,918	3.62
KR36 B	NS	M	UW	No	1,280	10,893	8.51
UO20 E	NS	M	U	No	3,946	10,891	2.76
7 KRA	NS	M	U	No	3,946	10,891	2.76
5E16R	NS	M	U	No	2,473	10,881	4.40
23HLGEAB	NS	M	U	No	4,589	10,876	2.37
UN18 AS	NS	M	U	No	1,023	10,864	10.62
KR80 H	NS	M	U	No	2,841	10,853	3.82
KR6B9AA	NS	M	U	No	2,648	10,777	4.07
UO18 BR	NS	M	U	No	2,594	10,739	4.14
UN18 GD	NS	M	U	No	4,715	10,703	2.27
KR79 D	NS	M	U	No	4,454	10,690	2.40
UN18 BX	NS	M	U	No	2,076	10,650	5.13
5E30T	NS	M	U	No	5,110	10,629	2.08
10B26O	NS	M	U	No	792	10,605	13.39
KR261 E	NS	M	U	No	3,233	10,604	3.28
5E16D	NS	M	U	No	1,349	10,603	7.86
UN18 BV	NS	M	U	No	2,370	10,594	4.47

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KR9 G	NS	M	UW	No	5,085	10,577	2.08
UN19 B	NS	M	U	No	3,581	10,528	2.94
UP20 AC	NS	M	U	No	1,031	10,506	10.19
5E15M	NS	M	U	No	2,394	10,486	4.38
11A31M	NS	M	U	No	4,515	10,475	2.32
UN18 FC	NS	M	UW	No	1,773	10,461	5.90
UO19 V	NS	M	U	No	2,614	10,456	4.00
10B27W	NS	M	u	Yes	2,836	10,436	3.68
UN18 M	NS	M	UW	No	2,345	10,412	4.44
UN18 EG	NS	M	U	No	2,708	10,399	3.84
10B26F	NS	M	U	No	4,569	10,372	2.27
KR79 T	NS	M	U	No	2,957	10,350	3.50
UO20 BE	NS	M	U	No	3,445	10,335	3.00
11A30M	NS	M	U	No	747	10,331	13.83
UO20 P	NS	M	U	No	2,959	10,327	3.49
11A30L	NS	M	U	No	3,573	10,326	2.89
EASD P	NS	M	U	No	2,974	10,290	3.46
UP20 FS	NS	M	U	No	1,102	10,282	9.33
UO18 C	NS	M	U	No	1,112	10,275	9.24
UN18 AL	NS	M	U	No	1,448	10,237	7.07
2KRBEXT4D	NS	M	U	No	1,381	10,219	7.40
UO20 AX	NS	M	U	No	1,280	10,214	7.98
UO20 CH	NS	M	U	No	2,666	10,184	3.82
V018 CN	NS	M	U	No	2,269	10,165	4.48
UP18 C	NS	M	U	No	1,780	10,164	5.71
UP18 BZ	NS	M	U	No	2,935	10,096	3.44
3KR61S	NS	M	U	No	4,545	10,090	2.22
KR8 B5V	NS	M	U	No	4,520	10,080	2.23
UN18 DC	NS	M	U	No	3,203	10,057	3.14
UN19 AN	NS	M	U	No	1,874	10,045	5.36
KR265 H	NS	M	U	No	4,782	10,042	2.10
KR82 L	NS	M	U	No	4,819	10,024	2.08
3KRHLGEJ	NS	M	U	No	3,837	10,015	2.61
KR8 B5L	NS	M	U	No	2,567	10,011	3.90
11KRHR	NS	M	U	No	1,600	9,984	6.24
9 AHG	NS	M	U	No	3,445	9,956	2.89
KR9 E	NS	M	I	No	3,805	9,893	2.60
KR8 C	NS	M	U	No	631	9,881	15.66
UO20 CN	NS	M	u	Yes	1,233	9,864	8.00
KR79 G	NS	M	U	No	3,046	9,839	3.23
UN18 BA	NS	M	U	No	853	9,818	11.51
UN18 DE	NS	M	U	No	2,703	9,812	3.63
KR4 A5L	NS	M	U	No	3,314	9,809	2.96
7E30N	NS	M	U	No	3,425	9,796	2.86
UO19 BY	NS	M	U	No	1,776	9,786	5.51
5E14AJ	NS	M	U	No	1,746	9,778	5.60
UN18 E	NS	M	UW	No	1,231	9,774	7.94
10B29Q	NS	M	U	No	2,648	9,771	3.69
UN18 CW	NS	M	U	No	2,293	9,768	4.26
UN18 EC	NS	M	U	No	2,459	9,762	3.97
UO20 B	NS	M	U	No	1,472	9,759	6.63
V018 DZ	NS	M	U	No	4,463	9,729	2.18
UN18 CU	NS	M	U	No	2,367	9,728	4.11
7E30K	NS	M	U	No	3,753	9,720	2.59
UN18 EJ	NS	M	U	No	1,793	9,718	5.42
UN18 AB	NS	M	U	No	1,198	9,680	8.08
UP18 Z	NS	M	U	No	2,464	9,634	3.91

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
11A32L	NS	M	U	No	4,079	9,626	2.36
UN18 CE	NS	M	U	No	1,657	9,611	5.80
V018 DM	NS	M	U	No	2,811	9,586	3.41
K4 IAD	NS	M	U	No	1,684	9,565	5.68
UN19 BB	NS	M	U	No	2,656	9,562	3.60
UN18 FR	NS	M	UW	No	4,153	9,552	2.30
UO20 J	NS	M	U	No	2,217	9,511	4.29
UO19 AJ	NS	M	U	No	629	9,498	15.10
7E30Z	NS	M	U	No	2,579	9,465	3.67
KR263 S	NS	M	U	No	3,923	9,454	2.41
UN19 AS	NS	M	U	No	2,357	9,452	4.01
KR25 P	NS	M	U	No	806	9,406	11.67
KR263 T	NS	M	U	No	3,899	9,397	2.41
K37	NS	M	U	No	1,620	9,396	5.80
EASD U	NS	M	U	No	2,710	9,377	3.46
UO18 AM	NS	M	U	No	3,112	9,336	3.00
8KR3A	NS	M	U	No	3,378	9,323	2.76
2924 Q	NS	M	U	No	3,566	9,307	2.61
10B31F	NS	M	U	No	3,334	9,302	2.79
KR261 C	NS	M	U	No	4,103	9,273	2.26
10B30H	NS	M	U	No	3,418	9,263	2.71
KR5 FT	NS	M	U	No	3,046	9,260	3.04
10KRGJ	NS	M	U	No	4,187	9,253	2.21
K4 IAV	NS	M	U	No	991	9,246	9.33
KR261 B	NS	M	U	No	2,145	9,245	4.31
10B31X	NS	M	U	No	3,408	9,236	2.71
UN19 Y	NS	M	U	No	782	9,235	11.81
UO19 AZ	NS	M	U	No	1,973	9,214	4.67
8 KRN	NS	M	U	No	3,452	9,182	2.66
5KREXT32K	NS	M	U	No	4,362	9,160	2.10
5E16Q	NS	M	U	No	4,520	9,130	2.02
UP18 EB	NS	M	U	No	2,614	9,123	3.49
UO19 DZ	NS	M	U	No	4,488	9,111	2.03
7E30G	NS	M	U	No	3,539	9,095	2.57
UN18 DY	NS	M	U	No	959	9,053	9.44
10KRH2X	NS	M	U	No	4,343	9,033	2.08
5E20N	NS	M	U	No	967	9,022	9.33
UN18 ER	NS	M	UW	No	4,224	8,997	2.13
7E29B	NS	M	U	No	1,956	8,978	4.59
UO19 CB	NS	M	U	No	412	8,965	21.76
7E30X	NS	M	U	No	3,844	8,957	2.33
UN19 BL	NS	M	U	No	3,107	8,886	2.86
UO19 AR	NS	M	U	No	2,587	8,873	3.43
UO20 CV	NS	M	U	No	2,651	8,828	3.33
UP18 EP	NS	M	U	No	387	8,820	22.79
UO18 AR	NS	M	U	No	2,831	8,776	3.10
10KRBT	NS	M	U	No	2,010	8,764	4.36
KR263 K	NS	M	U	No	4,338	8,763	2.02
UP20 F	NS	M	U	No	2,510	8,760	3.49
UN18 BC	NS	M	U	No	1,216	8,755	7.20
KR80 B	NS	M	U	No	1,354	8,747	6.46
KR245 AL	NS	M	U	No	1,041	8,744	8.40
10B27Q	NS	M	U	No	888	8,720	9.82
UP18 CA	NS	M	U	No	3,692	8,713	2.36
10B31C	NS	M	U	No	2,269	8,713	3.84
5E20O	NS	M	U	No	2,030	8,709	4.29
UO20 T	NS	M	U	No	2,806	8,699	3.10

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UN18 EY	NS	M	UW	No	3,655	8,662	2.37
UO19 DK	NS	M	U	No	4,069	8,626	2.12
UO20 CK	NS	M	U	No	3,176	8,607	2.71
UN18 HE	NS	M	U	No	2,681	8,606	3.21
UO20 BP	NS	M	U	No	2,831	8,606	3.04
10KRGAB	NS	M	U	No	3,344	8,594	2.57
UO18 BQ	NS	M	U	No	3,036	8,592	2.83
KR8 B1U	NS	M	U	No	3,869	8,589	2.22
7 KRC	NS	M	U	No	821	8,588	10.46
UO20 CW	NS	M	U	No	2,357	8,579	3.64
5E14AU	NS	M	U	No	2,646	8,573	3.24
UP18 BX	NS	M	U	No	2,177	8,556	3.93
2KRBEXT4F	NS	M	U	No	2,592	8,528	3.29
10B26C	NS	M	U	No	809	8,511	10.52
UP20 FR	NS	M	U	No	1,850	8,510	4.60
KR36 AR	NS	M	UW	No	1,529	8,501	5.56
KR79 B	NS	M	U	No	2,017	8,471	4.20
UN18 DM	NS	M	U	No	2,409	8,456	3.51
8KR5J	NS	M	U	No	3,235	8,443	2.61
KR4 A3C	NS	M	U	No	1,406	8,380	5.96
KR6 B9B	NS	M	U	No	3,672	8,372	2.28
UO19 BM	NS	M	U	No	3,203	8,360	2.61
KR223 T	NS	M	U	No	769	8,328	10.83
UN19 H	NS	M	U	No	3,452	8,285	2.40
UN19 BM	NS	M	U	No	2,895	8,280	2.86
KR80 K	NS	M	U	No	2,996	8,269	2.76
KR21 H	NS	M	U	No	1,536	8,248	5.37
UO18 AD	NS	M	U	No	947	8,201	8.66
5E14AV	NS	M	U	No	3,082	8,198	2.66
UO19 FJ	NS	M	U	No	3,847	8,194	2.13
11A31G	NS	M	U	No	3,526	8,180	2.32
2KRBEXT4B	NS	M	U	No	3,016	8,173	2.71
UN19 AP	NS	M	U	No	3,304	8,161	2.47
23HLGEX	NS	M	U	No	2,210	8,155	3.69
2924 F	NS	M	U	No	2,602	8,144	3.13
KR263 P	NS	M	U	No	2,905	8,134	2.80
UN18 AU	NS	M	U	No	2,101	8,131	3.87
5E14L	NS	M	U	No	2,461	8,097	3.29
UO20 AF	NS	M	U	No	1,203	8,096	6.73
UP18 EE	NS	M	U	No	2,227	8,062	3.62
2KRAHLGEG	NS	M	U	No	2,007	8,048	4.01
5E16N	NS	M	U	No	2,079	8,046	3.87
UN18 AF	NS	M	U	No	1,803	8,005	4.44
KR265 W	NS	M	U	No	3,955	7,989	2.02
10B29E	NS	M	U	No	1,529	7,981	5.22
KR263 L	NS	M	U	No	3,307	7,970	2.41
UO20 BL	NS	M	U	No	730	7,950	10.89
UP20 CJ	NS	M	U	No	715	7,944	11.11
5E20L	NS	M	U	No	2,681	7,936	2.96
KR261 A	NS	M	U	No	2,039	7,932	3.89
KR5 FP	NS	M	U	No	1,011	7,916	7.83
UN18 CK	NS	M	U	No	3,152	7,912	2.51
6E29D	NS	M	U	No	641	7,904	12.33
UP18 AH	NS	M	U	No	2,271	7,903	3.48
UP20 AG	NS	M	U	No	1,157	7,891	6.82
UO20 A	NS	M	U	No	2,715	7,874	2.90
3011 K	NS	M	U	No	2,959	7,871	2.66

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UN18 HB	NS	M	UW	No	2,466	7,867	3.19
UN19 AH	NS	M	U	No	2,538	7,817	3.08
3KRHLGEA	NS	M	U	No	2,861	7,811	2.73
10B27L	NS	M	U	No	1,001	7,798	7.79
UP18 DP	NS	M	U	No	708	7,795	11.01
UN18 FP	NS	M	UW	No	2,153	7,794	3.62
UO20 AU	NS	M	U	No	2,920	7,767	2.66
UN19 P	NS	M	U	No	2,678	7,766	2.90
UO20 AY	NS	M	U	No	2,434	7,764	3.19
7E30AK	NS	M	U	No	1,763	7,757	4.40
10B26K	NS	M	U	No	1,110	7,681	6.92
KR8 B	NS	M	U	No	774	7,670	9.91
UN19 A	NS	M	U	No	2,981	7,661	2.57
10B26J	NS	M	U	No	2,505	7,615	3.04
10B32B	NS	M	U	No	1,277	7,611	5.96
5E14C	NS	M	U	No	1,041	7,610	7.31
22HLGEL	NS	M	U	No	3,277	7,603	2.32
KR36 D	NS	M	UW	No	903	7,594	8.41
UN18 H	NS	M	UW	No	2,414	7,580	3.14
KR8 D	NS	M	U	No	927	7,574	8.17
KR36 AK	NS	M	UW	No	1,859	7,566	4.07
10B26N	NS	M	U	No	2,483	7,548	3.04
5E20M	NS	M	U	No	2,155	7,542	3.50
KR4 A3A	NS	M	U	No	2,158	7,531	3.49
UO18 L	NS	M	U	No	2,217	7,516	3.39
UN18 AV	NS	M	U	No	2,074	7,508	3.62
10KRH2F	NS	M	U	No	3,164	7,499	2.37
7E29E	NS	M	U	No	1,482	7,499	5.06
KR6HLGEE	NS	M	U	No	1,211	7,496	6.19
8 KRA	NS	M	U	No	2,214	7,483	3.38
5E30O	NS	M	U	No	2,281	7,482	3.28
KR4 A5U	NS	M	U	No	826	7,467	9.04
UB18 22	NS	M	U	No	1,132	7,449	6.58
UP18 CC	NS	M	U	No	683	7,431	10.88
UO20 AM	NS	M	U	No	2,473	7,419	3.00
UO19 DN	NS	M	U	No	3,477	7,406	2.13
UO20 U	NS	M	U	No	922	7,404	8.03
10KRHQ	NS	M	U	No	427	7,379	17.28
UO20 BA	NS	M	U	No	2,459	7,377	3.00
UN18 AY	NS	M	U	No	1,906	7,376	3.87
3KRHLGEQ	NS	M	U	No	2,737	7,363	2.69
UO20 CU	NS	M	U	No	2,767	7,360	2.66
5E16E	NS	M	U	No	3,642	7,357	2.02
UN19 BQ	NS	M	U	No	883	7,347	8.32
UO18 BU	NS	M	U	No	1,482	7,306	4.93
2KRBEXT4G	NS	M	U	No	3,428	7,302	2.13
6E30J	NS	M	U	No	695	7,298	10.50
V018 CZ	NS	M	U	No	3,378	7,296	2.16
KR223 D	NS	M	U	No	2,533	7,295	2.88
5E15L	NS	M	U	No	1,662	7,280	4.38
KR242 R	NS	M	U	No	2,920	7,271	2.49
KR5 FS	NS	M	U	No	2,113	7,269	3.44
10KRBY	NS	M	U	No	2,025	7,250	3.58
11A31E	NS	M	U	No	2,974	7,227	2.43
9 AHK	NS	M	U	No	3,058	7,217	2.36
KR6 B9D	NS	M	U	No	1,006	7,203	7.16
KR36 AQ	NS	M	UW	No	629	7,189	11.43

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UP18 EA	NS	M	U	No	1,635	7,178	4.39
UP18 K	NS	M	U	No	989	7,150	7.23
UP18 L	NS	M	U	No	989	7,150	7.23
UB18 24	NS	M	U	No	1,280	7,130	5.57
UN18 X	NS	M	U	No	1,083	7,126	6.58
UN18 X	NS	M	U	No	1,083	7,126	6.58
UN18 BU	NS	M	U	No	1,337	7,113	5.32
UO18 CB	NS	M	U	No	1,371	7,102	5.18
KR36 F	NS	M	UW	No	3,060	7,099	2.32
3224 N	NS	M	U	No	2,730	7,098	2.60
V018 DV	NS	M	U	No	3,255	7,096	2.18
UP20 KC	NS	M	U	No	1,529	7,095	4.64
5E15K	NS	M	U	No	2,673	7,057	2.64
KR21 S	NS	M	U	No	2,673	7,057	2.64
KR265 O	NS	M	U	No	1,928	7,056	3.66
UO20 BG	NS	M	U	No	693	7,041	10.16
UO19 AC	NS	M	U	No	2,076	7,038	3.39
7E30P	NS	M	U	No	1,243	7,035	5.66
3KR4P	NS	M	U	No	1,179	7,027	5.96
10KRBX	NS	M	U	No	1,810	7,005	3.87
UN18 P	NS	M	UW	No	1,191	7,003	5.88
2924 K	NS	M	U	No	2,071	7,000	3.38
UN18 BG	NS	M	U	No	977	6,995	7.16
UO19 EQ	NS	M	U	No	1,504	6,979	4.64
UN18 FS	NS	M	U	No	2,698	6,934	2.57
UN19 W	NS	M	U	No	385	6,930	18.00
KR25 C	NS	M	U	No	2,695	6,926	2.57
UN18 AE	NS	M	U	No	1,879	6,915	3.68
UO19 EU	NS	M	U	No	3,403	6,908	2.03
11A31F	NS	M	U	No	3,166	6,902	2.18
KR4 A3D	NS	M	U	No	3,391	6,884	2.03
UN18 DF	NS	M	UW	No	1,896	6,882	3.63
KR25 L	NS	M	U	No	562	6,868	12.22
UN19 4	NS	M	U	No	1,302	6,849	5.26
UO19 AT	NS	M	U	No	1,472	6,830	4.64
UN18 YA	NS	M	U	No	1,097	6,823	6.22
UO18 74	NS	M	U	No	641	6,820	10.64
UO20 BS	NS	M	U	No	1,921	6,800	3.54
UO18 S	NS	M	U	No	1,845	6,790	3.68
5E30L	NS	M	U	No	2,049	6,782	3.31
UN18 GH	NS	M	U	No	1,793	6,778	3.78
UP20 H	NS	M	U	No	1,850	6,771	3.66
EASDJ	NS	M	u	Yes	614	6,717	10.94
10B31G	NS	M	U	No	1,734	6,711	3.87
KR21 T	NS	M	U	No	580	6,705	11.56
KR8 I	NS	M	U	No	1,031	6,702	6.50
3KR61F	NS	M	U	No	1,354	6,675	4.93
KR80 J	NS	M	U	No	925	6,669	7.21
8KR3N	NS	M	U	No	3,275	6,648	2.03
10B26A	NS	M	U	No	2,752	6,632	2.41
UN18 EV	NS	M	UW	No	2,984	6,624	2.22
UO20 CX	NS	M	U	No	1,780	6,622	3.72
UP20 AA	NS	M	U	No	962	6,609	6.87
UO20 AS	NS	M	U	No	693	6,570	9.48
UO20 H	NS	M	U	No	2,422	6,564	2.71
6E30R	NS	M	U	No	1,741	6,564	3.77
KR9 R	NS	M	U	No	1,657	6,562	3.96

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UN19 AE	NS	M	U	No	1,332	6,553	4.92
UO20 BD	NS	M	U	No	1,536	6,543	4.26
UN18 BJ	NS	M	U	No	1,729	6,536	3.78
K41 AAD	NS	M	U	No	232	6,515	28.08
11C32K	NS	M	U	No	900	6,489	7.21
KR263 AD	NS	M	U	No	2,084	6,481	3.11
KR2 ES	NS	M	U	No	3,124	6,467	2.07
3KRHLGEH	NS	M	U	No	2,762	6,463	2.34
UO19 BS	NS	M	U	No	1,850	6,456	3.49
8KR5X	NS	M	U	No	2,071	6,441	3.11
KR6 B9M	NS	M	U	No	1,581	6,435	4.07
10KRBV	NS	M	U	No	3,107	6,431	2.07
UP20 AP	NS	M	U	No	2,293	6,420	2.80
UP20 CD	NS	M	U	No	2,293	6,420	2.80
5E15F	NS	M	U	No	1,963	6,419	3.27
3213 C	NS	M	U	No	2,367	6,415	2.71
5E15H	NS	M	U	No	2,291	6,415	2.80
UN18 GS	NS	M	UW	No	2,454	6,405	2.61
KR261 N	NS	M	U	No	2,163	6,402	2.96
KAC	NS	M	U	No	840	6,401	7.62
UO19 BZ	NS	M	U	No	528	6,389	12.10
10B32J	NS	M	U	No	2,313	6,384	2.76
10KRHH	NS	M	U	No	1,546	6,354	4.11
KR25 N	NS	M	U	No	1,046	6,349	6.07
KR242 AA	NS	M	U	No	715	6,349	8.88
KR245 G	NS	M	U	No	3,023	6,348	2.10
UO18 K	NS	M	U	No	1,270	6,325	4.98
UP20 LF	NS	M	U	No	2,794	6,314	2.26
KR25 AA	NS	M	U	No	2,535	6,312	2.49
UN18 CF	NS	M	U	No	2,318	6,305	2.72
7 KRB	NS	M	U	No	2,769	6,286	2.27
KR265 B	NS	M	U	No	2,984	6,266	2.10
V018 CK	NS	M	U	No	3,009	6,259	2.08
UO19 EV	NS	M	U	No	3,082	6,256	2.03
KR242 M	NS	M	U	No	2,681	6,247	2.33
3KRHLGEF	NS	M	U	No	2,737	6,240	2.28
V018 DW	NS	M	U	No	2,861	6,237	2.18
UN19 T	NS	M	U	No	641	6,224	9.71
UO19 BT	NS	M	U	No	1,115	6,211	5.57
UP18 BY	NS	M	U	No	2,170	6,206	2.86
UO20 BX	NS	M	U	No	2,140	6,206	2.90
UN19 DG	NS	M	U	No	2,935	6,193	2.11
UO20 AH	NS	M	U	No	2,037	6,192	3.04
KR6HLGEK	NS	M	U	No	2,338	6,172	2.64
UO20 L	NS	M	U	No	2,434	6,158	2.53
UP18 DR	NS	M	U	No	1,734	6,104	3.52
5E20T	NS	M	U	No	688	6,103	8.87
UN18 K	NS	M	U	No	1,793	6,078	3.39
10B30O	NS	M	U	No	2,920	6,074	2.08
101 D	NS	M	U	No	2,722	6,070	2.23
5E20V	NS	M	U	No	1,401	6,066	4.33
UP20 C	NS	M	U	No	538	6,063	11.27
10B29S	NS	M	U	No	2,912	6,057	2.08
UN18 EN	NS	M	U	No	1,674	6,026	3.60
KR25 T	NS	M	U	No	1,581	6,024	3.81
UN18 AT	NS	M	U	No	1,465	6,021	4.11
KR36 AB	NS	M	U	No	1,203	5,991	4.98

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
5E20A	NS	M	U	No	2,094	5,989	2.86
7 KRD	NS	M	U	No	1,906	5,985	3.14
10B31P	NS	M	U	No	1,147	5,976	5.21
UN18 ES	NS	M	UW	No	2,789	5,941	2.13
8 KRX	NS	M	U	No	1,221	5,934	4.86
7E30AC	NS	M	U	No	2,540	5,918	2.33
5E30N	NS	M	U	No	2,732	5,901	2.16
UN18 N	NS	M	UW	No	1,408	5,857	4.16
UN18 GE	NS	M	U	No	2,577	5,850	2.27
8KR5H	NS	M	U	No	2,143	5,829	2.72
UN18 BP	NS	M	U	No	925	5,828	6.30
10B31E	NS	M	U	No	2,330	5,825	2.50
3KRHLGED	NS	M	U	No	577	5,816	10.08
UP18 F	NS	M	U	No	698	5,807	8.32
7E30AG	NS	M	U	No	2,052	5,807	2.83
KR79 F	NS	M	U	No	801	5,759	7.19
UP20 FL	NS	M	U	No	2,409	5,758	2.39
UP20 Z	NS	M	U	No	883	5,757	6.52
KR21 U	NS	M	U	No	2,468	5,750	2.33
KR21 G	NS	M	U	No	1,070	5,746	5.37
6E30P	NS	M	U	No	2,239	5,732	2.56
5E16K	NS	M	U	No	1,751	5,726	3.27
10 AHF	NS	M	U	No	2,579	5,725	2.22
UP20 AL	NS	M	U	No	1,857	5,720	3.08
UO19 F	NS	M	U	No	1,472	5,711	3.88
10B27Y	NS	M	U	No	1,790	5,710	3.19
UN18 AZ	NS	M	U	No	1,475	5,708	3.87
V018 DB	NS	M	U	No	1,800	5,706	3.17
UP20 CA	NS	M	U	No	1,857	5,701	3.07
11A32U	NS	M	U	No	1,248	5,691	4.56
UN18 FQ	NS	M	UW	No	2,350	5,687	2.42
UN18 CY	NS	M	U	No	730	5,687	7.79
7E29N	NS	M	U	No	2,720	5,685	2.09
V018 CG	NS	M	U	No	2,392	5,669	2.37
UO19 DW	NS	M	U	No	2,589	5,644	2.18
10B32D	NS	M	U	No	1,879	5,618	2.99
5E18AG	NS	M	U	No	1,642	5,616	3.42
5E20X	NS	M	U	No	459	5,609	12.22
UP20 FG	NS	M	U	No	2,202	5,593	2.54
UN18 BR	NS	M	U	No	996	5,588	5.61
KR263 AW	NS	M	U	No	1,342	5,583	4.16
UP20 CG	NS	M	U	No	1,665	5,561	3.34
EASD G	NS	M	U	No	1,275	5,559	4.36
KB308 B	NS	M	U	No	1,134	5,534	4.88
UN18 DG	NS	M	U	No	2,153	5,533	2.57
UN19 AT	NS	M	U	No	2,022	5,520	2.73
KR263 W	NS	M	U	No	552	5,514	9.99
UN19 CR	NS	M	U	No	2,417	5,511	2.28
KR5 FU	NS	M	U	No	1,189	5,481	4.61
SE17 B	NS	M	U	No	1,850	5,476	2.96
10B30A	NS	M	U	No	2,567	5,468	2.13
5E30M	NS	M	U	No	1,526	5,463	3.58
KR245 U	NS	M	U	No	1,208	5,448	4.51
5E16L	NS	M	U	No	2,118	5,443	2.57
7E30H	NS	M	U	No	1,337	5,442	4.07
UO20 K	NS	M	U	No	565	5,441	9.63
5E30Z	NS	M	U	No	1,346	5,438	4.04

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KR79 M	NS	M	U	No	1,485	5,435	3.66
UO19 EZ	NS	M	U	No	2,515	5,432	2.16
KR261 O	NS	M	U	No	2,399	5,422	2.26
UO19 A	NS	M	U	No	730	5,402	7.40
UO19 B	NS	M	U	No	730	5,402	7.40
7E30AD	NS	M	U	No	1,689	5,388	3.19
KR261 L	NS	M	U	No	2,653	5,386	2.03
8 KRE	NS	M	U	No	1,374	5,386	3.92
UP18 BT	NS	M	U	No	2,187	5,380	2.46
UN18 EM	NS	M	U	No	1,211	5,377	4.44
UN18 BH	NS	M	U	No	1,351	5,377	3.98
KR6 BAG	NS	M	U	No	1,287	5,354	4.16
10KRHS	NS	M	U	No	1,884	5,351	2.84
6E30S	NS	M	U	No	2,264	5,343	2.36
8 KRB	NS	M	U	No	2,313	5,343	2.31
KR36 J	NS	M	U	No	777	5,338	6.87
UN18 FX	NS	M	U	No	2,629	5,337	2.03
5E14AP	NS	M	U	No	2,099	5,331	2.54
KR261 AB	NS	M	U	No	1,736	5,330	3.07
5E30D	NS	M	U	No	607	5,323	8.77
KR21 R	NS	M	U	No	584	5,314	9.10
KAD	NS	M	U	No	697	5,311	7.62
7E29Q	NS	M	U	No	496	5,287	10.66
UN18 BN	NS	M	U	No	977	5,286	5.41
10KRBP	NS	M	U	No	2,579	5,261	2.04
UN18 AC	NS	M	U	No	1,487	5,249	3.53
SE17 F	NS	M	U	No	2,108	5,249	2.49
UO20 AK	NS	M	U	No	794	5,225	6.58
KR2 EQ	NS	M	U	No	1,758	5,221	2.97
UP20 CB	NS	M	U	No	1,344	5,215	3.88
7E30AH	NS	M	U	No	2,200	5,214	2.37
2KRBEXT4K	NS	M	U	No	1,761	5,213	2.96
KR263 AB	NS	M	U	No	2,163	5,213	2.41
2KRBEXT4S	NS	M	U	No	2,387	5,204	2.18
UN18 AA	NS	M	U	No	1,191	5,193	4.36
10B31Y	NS	M	U	No	2,084	5,189	2.49
UO19 T	NS	M	U	No	986	5,186	5.26
7E30Q	NS	M	U	No	1,009	5,186	5.14
UN19 AF	NS	M	U	No	2,096	5,177	2.47
UN19 U	NS	M	U	No	1,741	5,171	2.97
10B29N	NS	M	U	No	2,222	5,155	2.32
UN18 BM	NS	M	U	No	1,181	5,149	4.36
3KRHLGEB	NS	M	U	No	1,356	5,139	3.79
UO18 G	NS	M	U	No	1,415	5,136	3.63
5KREXT32D	NS	M	U	No	875	5,128	5.86
KR261 Y	NS	M	U	No	1,687	5,112	3.03
V018 CX	NS	M	U	No	2,392	5,095	2.13
2724 B	NS	M	U	No	2,392	5,095	2.13
10B26AG	NS	M	U	No	2,148	5,069	2.36
UO18 D	NS	M	U	No	917	5,034	5.49
2 WC	NS	M	U	No	599	4,996	8.34
UN18 CB	NS	M	U	No	1,948	4,987	2.56
10 AHE	NS	M	U	No	774	4,977	6.43
KR8 B1E	NS	M	U	No	861	4,959	5.76
UN19 BP	NS	M	U	No	866	4,954	5.72
UN19 BW	NS	M	U	No	2,293	4,953	2.16
KR82 B	NS	M	U	No	2,333	4,946	2.12

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UO20 BV	NS	M	U	No	1,729	4,945	2.86
10B29C	NS	M	U	No	1,891	4,936	2.61
UO20 AJ	NS	M	U	No	1,179	4,928	4.18
UP20 HV	NS	M	U	No	2,350	4,912	2.09
11KRHS	NS	M	U	No	1,403	4,910	3.50
UN18 V	NS	M	U	No	1,184	4,902	4.14
UO18 BV	NS	M	U	No	755	4,900	6.49
KR9 O	NS	M	U	No	2,355	4,898	2.08
UO20 CS	NS	M	U	No	947	4,896	5.17
UO19 CE	NS	M	U	No	1,524	4,892	3.21
UO19 R	NS	M	U	No	1,396	4,872	3.49
UN18 GM	NS	M	UW	No	2,145	4,869	2.27
UP20 AK	NS	M	U	No	1,793	4,859	2.71
8KR3O	NS	M	U	No	942	4,832	5.13
UN18 U	NS	M	U	No	996	4,801	4.82
UN18 U	NS	M	U	No	996	4,801	4.82
7 KRJ	NS	M	U	No	1,194	4,800	4.02
10KRHP	NS	M	U	No	1,322	4,799	3.63
11A32J	NS	M	U	No	843	4,797	5.69
UN18 CA	NS	M	U	No	377	4,795	12.72
UO20 CT	NS	M	U	No	1,512	4,748	3.14
KR242 P	NS	M	U	No	2,037	4,746	2.33
UP20 D	NS	M	U	No	577	4,737	8.21
KR82 AB	NS	M	U	No	1,813	4,732	2.61
10B30L	NS	M	U	No	2,126	4,720	2.22
5E16O	NS	M	U	No	2,118	4,702	2.22
KR2 EN	NS	M	U	No	1,129	4,697	4.16
KB215	NS	M	U	No	838	4,693	5.60
UP20 KV	NS	M	U	No	747	4,691	6.28
KR9 Q	NS	M	U	No	1,640	4,690	2.86
KR223 M	NS	M	U	No	552	4,686	8.49
UN19 BJ	NS	M	U	No	1,179	4,681	3.97
KR245 O	NS	M	U	No	2,108	4,680	2.22
UO20 CM	NS	M	u	Yes	1,085	4,676	4.31
UO20 CL	NS	M	u	Yes	1,085	4,676	4.31
KR261 K	NS	M	U	No	1,600	4,672	2.92
5E18AF	NS	M	U	No	466	4,655	9.99
5E16F	NS	M	U	No	1,201	4,648	3.87
UN19 BC	NS	M	U	No	1,408	4,632	3.29
5E14AT	NS	M	U	No	1,793	4,626	2.58
KR82 U	NS	M	U	No	1,993	4,624	2.32
UP18 H	NS	M	U	No	1,482	4,624	3.12
UO19 Z	NS	M	U	No	1,472	4,622	3.14
7E30U	NS	M	U	No	1,161	4,621	3.98
5E14K	NS	M	U	No	1,877	4,617	2.46
5E15J	NS	M	U	No	1,231	4,592	3.73
UP18 A	NS	M	U	No	836	4,590	5.49
10B26Q	NS	M	U	No	1,075	4,580	4.26
5E30J	NS	M	U	No	1,142	4,579	4.01
10B32E	NS	M	U	No	1,531	4,578	2.99
UP20 AN	NS	M	U	No	1,166	4,559	3.91
103 D	NS	M	U	No	2,140	4,558	2.13
KR263 BK	NS	M	U	No	1,245	4,557	3.66
KR9 U	NS	M	U	No	1,699	4,553	2.68
22HLGEK	NS	M	U	No	1,448	4,547	3.14
KR9 F	NS	M	UW	No	1,393	4,541	3.26
UP20 CE	NS	M	U	No	1,166	4,536	3.89

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
5E16B	NS	M	U	No	1,203	4,535	3.77
10B32L	NS	M	U	No	1,921	4,534	2.36
UO18 AJ	NS	M	U	No	1,832	4,525	2.47
7E30AM	NS	M	U	No	1,882	4,517	2.40
5E18L	NS	M	U	No	1,613	4,516	2.80
UN18 T	NS	M	U	No	708	4,482	6.33
KR261 D	NS	M	U	No	1,973	4,479	2.27
UP20 KD	NS	M	U	No	2,047	4,462	2.18
7E28F	NS	M	U	No	1,507	4,461	2.96
8KR5W	NS	M	U	No	1,406	4,457	3.17
KR21 W	NS	M	U	No	651	4,453	6.84
UN18 W	NS	M	U	No	903	4,416	4.89
UN18 W	NS	M	U	No	903	4,416	4.89
KR263 AU	NS	M	U	No	550	4,406	8.01
UN18 EH	NS	M	U	No	1,179	4,386	3.72
UN18 Y	NS	M	U	No	787	4,384	5.57
6E30AD	NS	M	U	No	698	4,383	6.28
101 C	NS	M	U	No	2,145	4,376	2.04
KR5 FV	NS	M	U	No	2,007	4,375	2.18
UN18 CC	NS	M	U	No	1,110	4,373	3.94
KR245 AB	NS	M	U	No	2,081	4,370	2.10
UO19 BF	NS	M	U	No	883	4,353	4.93
11A31H	NS	M	U	No	994	4,334	4.36
10B27R	NS	M	U	No	1,240	4,328	3.49
UN19 AC	NS	M	U	No	1,780	4,325	2.43
KA89	NS	M	U	No	1,001	4,324	4.32
UO20 CP	NS	M	U	No	1,845	4,299	2.33
UN18 ED	NS	M	U	No	1,472	4,298	2.92
UP20 N	NS	M	U	No	616	4,294	6.97
8 KRW	NS	M	U	No	1,645	4,293	2.61
UO18 A	NS	M	U	No	838	4,291	5.12
KR4 A5T	NS	M	U	No	629	4,290	6.82
UN19 DH	NS	M	U	No	2,047	4,258	2.08
11A31C	NS	M	U	No	1,085	4,253	3.92
KR36 AU	NS	M	U	No	476	4,236	8.90
KR261 Z	NS	M	U	No	1,110	4,229	3.81
UP20 CY	NS	M	U	No	1,179	4,221	3.58
EASD Q	NS	M	U	No	1,642	4,220	2.57
5E20D	NS	M	U	No	1,645	4,211	2.56
5E14E	NS	M	U	No	1,041	4,206	4.04
5KREXT32E	NS	M	U	No	1,731	4,189	2.42
UO18 N	NS	M	U	No	888	4,182	4.71
UN18 DX	NS	M	U	No	705	4,174	5.92
UN19 R	NS	M	U	No	1,499	4,167	2.78
KR36 AS	NS	M	UW	No	1,756	4,162	2.37
KR82 O	NS	M	U	No	1,953	4,160	2.13
UN18 GG	NS	M	U	No	1,682	4,155	2.47
KR265 G	NS	M	U	No	562	4,153	7.39
UO20 C	NS	M	U	No	1,679	4,147	2.47
KR245 E	NS	M	U	No	2,049	4,139	2.02
10 AHD	NS	M	U	No	1,751	4,132	2.36
5E18AB	NS	M	U	No	353	4,120	11.67
UO19 Q	NS	M	U	No	1,179	4,115	3.49
7E29F	NS	M	U	No	449	4,113	9.16
9 AHH	NS	M	U	No	525	4,111	7.83
6E30V	NS	M	U	No	1,171	4,098	3.50
UP20 ES	NS	M	U	No	1,758	4,096	2.33

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KR263 AJ	NS	M	U	No	1,551	4,095	2.64
UN18 AJ	NS	M	U	No	784	4,092	5.22
UO19 AS	NS	M	U	No	525	4,064	7.74
UO19 U	NS	M	U	No	1,115	4,059	3.64
UP20 EX	NS	M	U	No	1,965	4,048	2.06
UN19 AQ	NS	M	U	No	910	4,022	4.42
UO19 AY	NS	M	U	No	986	4,013	4.07
UP20 FP	NS	M	U	No	451	4,005	8.88
UO19 FA	NS	M	U	No	1,973	4,005	2.03
UP20 HZ	NS	M	U	No	1,832	3,994	2.18
10B26E	NS	M	U	No	1,919	3,992	2.08
5E18Z	NS	M	U	No	866	3,975	4.59
UP20 FA	NS	M	U	No	1,882	3,971	2.11
5E30E	NS	M	U	No	1,485	3,950	2.66
UN19 DD	NS	M	U	No	1,800	3,924	2.18
UO20 DA	NS	M	u	Yes	543	3,920	7.22
EASD V	NS	M	U	No	1,524	3,917	2.57
KR80 F	NS	M	U	No	1,051	3,910	3.72
UO20 BK	NS	M	U	No	641	3,910	6.10
UP20 S	NS	M	U	No	1,541	3,899	2.53
KR8 P21	NS	M	U	No	1,411	3,894	2.76
UO19 M	NS	M	U	No	372	3,891	10.46
UO19 L	NS	M	U	No	372	3,891	10.46
KR242 A	NS	M	U	No	1,783	3,887	2.18
UN18 AK	NS	M	U	No	999	3,876	3.88
KR265 Z	NS	M	U	No	1,213	3,869	3.19
KR7AHLGEF	NS	M	U	No	1,260	3,868	3.07
UN18 FV	NS	M	U	No	1,854	3,856	2.08
KR242 J	NS	M	U	No	1,065	3,855	3.62
KA50	NS	M	U	No	370	3,855	10.42
UN18 AX	NS	M	U	No	1,090	3,848	3.53
KR79 Y	NS	M	U	No	533	3,843	7.21
8KR5S	NS	M	U	No	1,472	3,842	2.61
10KRBZ	NS	M	U	No	1,280	3,840	3.00
5E18W	NS	M	U	No	1,122	3,837	3.42
UO18 AL	NS	M	U	No	1,280	3,827	2.99
KR6 B9V	NS	M	U	No	1,815	3,812	2.10
KR36 AT	NS	M	U	No	703	3,810	5.42
UN18 EX	NS	M	UW	No	1,825	3,796	2.08
10KRHB	NS	M	U	No	1,635	3,793	2.32
UO19 Y	NS	M	U	No	1,280	3,789	2.96
3KR61Q	NS	M	U	No	1,630	3,782	2.32
UP20 FH	NS	M	U	No	1,783	3,780	2.12
KR245 H	NS	M	U	No	952	3,779	3.97
6E30L	NS	M	U	No	1,179	3,773	3.20
UN18 CQ	NS	M	U	No	439	3,762	8.57
SE17 A	NS	M	U	No	1,522	3,759	2.47
KR245 C	NS	M	U	No	358	3,759	10.50
5E14AM	NS	M	U	No	1,522	3,744	2.46
KR263 H	NS	M	U	No	1,171	3,735	3.19
KR21 F	NS	M	U	No	466	3,695	7.93
KR263 BA	NS	M	U	No	1,243	3,679	2.96
UN18 S	NS	M	U	No	752	3,677	4.89
UN18 S	NS	M	U	No	752	3,677	4.89
UP20 HA	NS	M	U	No	387	3,676	9.50
UO19 35	NS	M	U	No	1,487	3,673	2.47
UO19 AL	NS	M	U	No	1,487	3,673	2.47

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
10B26L	NS	M	U	No	1,206	3,666	3.04
UN18 DB	NS	M	U	No	587	3,657	6.23
UN18 FW	NS	M	U	No	1,771	3,648	2.06
UO20 BC	NS	M	U	No	883	3,647	4.13
KR263 N	NS	M	U	No	1,415	3,637	2.57
5E14V	NS	M	U	No	656	3,621	5.52
KR242 B	NS	M	U	No	422	3,612	8.56
UN19 AR	NS	M	U	No	898	3,601	4.01
KAE	NS	M	U	No	1,317	3,595	2.73
UN18 BY	NS	M	U	No	436	3,593	8.24
UP18 AN	NS	M	U	No	1,253	3,584	2.86
11A30E	NS	M	U	No	1,637	3,569	2.18
KR263 E	NS	M	U	No	866	3,568	4.12
UO18 AK	NS	M	U	No	1,051	3,563	3.39
UO19 DH	NS	M	U	No	1,751	3,555	2.03
UO20 CA	NS	M	U	No	1,383	3,554	2.57
KR245 F	NS	M	U	No	1,083	3,552	3.28
UO19 AG	NS	M	U	No	232	3,547	15.29
UO19 AF	NS	M	U	No	232	3,547	15.29
10B31R	NS	M	U	No	1,359	3,547	2.61
5E20W	NS	M	U	No	562	3,541	6.30
6E30B	NS	M	U	No	977	3,517	3.60
UP20 CZ	NS	M	U	No	449	3,493	7.78
7E28G	NS	M	U	No	1,647	3,492	2.12
UO18 BM	NS	M	U	No	397	3,478	8.76
7E30AB	NS	M	U	No	984	3,454	3.51
6E29E	NS	M	U	No	1,107	3,454	3.12
K359	NS	M	U	No	1,231	3,447	2.80
KR245 B	NS	M	U	No	925	3,441	3.72
KR263 AM	NS	M	U	No	348	3,438	9.88
UP18 AM	NS	M	U	No	1,201	3,435	2.86
UO19 BX	NS	M	U	No	1,191	3,430	2.88
7E29O	NS	M	U	No	1,689	3,429	2.03
UN18 AH	NS	M	U	No	656	3,424	5.22
KR9 V	NS	M	U	No	977	3,420	3.50
8KR5E	NS	M	U	No	1,485	3,415	2.30
5E30A	NS	M	U	No	570	3,414	5.99
11KRHE	NS	M	U	No	979	3,407	3.48
11A32V	NS	M	U	No	1,088	3,405	3.13
7E29A	NS	M	U	No	866	3,395	3.92
UO19 46	NS	M	U	No	1,243	3,393	2.73
UO19 AW	NS	M	U	No	1,243	3,393	2.73
UP20 AJ	NS	M	U	No	538	3,384	6.29
UO20 R	NS	M	U	No	1,359	3,384	2.49
KR245 L	NS	M	U	No	350	3,384	9.67
7 KRK	NS	M	U	No	1,295	3,380	2.61
UO19 AP	NS	M	U	No	883	3,373	3.82
10B31L	NS	M	U	No	1,497	3,353	2.24
KR2 EH	NS	M	U	No	1,016	3,353	3.30
KR261 U	NS	M	U	No	367	3,343	9.11
EASD D	NS	M	U	No	1,110	3,319	2.99
UN18 BL	NS	M	U	No	326	3,296	10.11
UN18 FF	NS	M	UW	No	1,583	3,293	2.08
KR245 K	NS	M	U	No	1,048	3,291	3.14
5E14G	NS	M	U	No	641	3,288	5.13
8KR5O	NS	M	U	No	1,329	3,283	2.47
UO19 AE	NS	M	U	No	550	3,278	5.96

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
7E28C	NS	M	U	No	1,102	3,262	2.96
UP20 CW	NS	M	U	No	1,359	3,248	2.39
KR36 K	NS	M	U	No	1,080	3,240	3.00
SE17 C	NS	M	U	No	1,092	3,232	2.96
UP20 FC	NS	M	U	No	1,603	3,222	2.01
KR25 O	NS	M	U	No	1,033	3,213	3.11
11A31D	NS	M	U	No	1,102	3,196	2.90
3218 F	NS	M	U	No	690	3,195	4.63
UN18 BZ	NS	M	U	No	372	3,188	8.57
UN19 BY	NS	M	U	No	1,480	3,152	2.13
10B27AG	NS	M	U	No	1,142	3,152	2.76
6E30F	NS	M	U	No	1,494	3,152	2.11
KR2 EJ	NS	M	U	No	710	3,138	4.42
10B27F	NS	M	U	No	989	3,135	3.17
UN18 DD	NS	M	U	No	1,036	3,118	3.01
KR80 N	NS	M	U	No	572	3,100	5.42
UN18 BE	NS	M	U	No	641	3,096	4.83
10B30J	NS	M	U	No	1,016	3,089	3.04
11A32W	NS	M	U	No	984	3,080	3.13
10B32C	NS	M	U	No	1,302	3,073	2.36
5E14R	NS	M	U	No	1,300	3,068	2.36
3W NP1	NS	M	U	No	740	3,056	4.13
5E20P	NS	M	U	No	1,401	3,054	2.18
UO19 DL	NS	M	U	No	1,504	3,053	2.03
UN19 V	NS	M	U	No	999	3,037	3.04
10B29G	NS	M	U	No	1,228	3,033	2.47
11A32D	NS	M	U	No	1,472	3,032	2.06
UP18 B	NS	M	U	No	264	3,028	11.47
UO20 AD	NS	M	U	No	1,243	3,020	2.43
UP20 Q	NS	M	U	No	925	3,016	3.26
10B26S	NS	M	U	No	624	3,014	4.83
7E29L	NS	M	U	No	967	2,998	3.10
8 KRR	NS	M	U	No	1,425	2,992	2.10
UP20 MA	NS	M	U	No	1,480	2,990	2.02
9 AHD	NS	M	U	No	471	2,981	6.33
KR9 T	NS	M	U	No	927	2,966	3.20
8KR3F	NS	M	U	No	1,324	2,939	2.22
5E15E	NS	M	U	No	673	2,934	4.36
2924 M	NS	M	U	No	937	2,933	3.13
KR223 G	NS	M	U	No	942	2,930	3.11
7 KRG	NS	M	U	No	787	2,928	3.72
UO18 U	NS	M	U	No	449	2,910	6.48
UO18 T	NS	M	U	No	449	2,910	6.48
UO18 AC	NS	M	U	No	858	2,909	3.39
10B32H	NS	M	U	No	1,159	2,898	2.50
KR223 P	NS	M	U	No	286	2,891	10.11
KR245 AC	NS	M	U	No	715	2,889	4.04
KR36 AG	NS	M	U	No	851	2,885	3.39
KR242 Y	NS	M	U	No	1,092	2,883	2.64
UO20 CD	NS	M	U	No	449	2,869	6.39
UN18 Z	NS	M	U	No	907	2,866	3.16
UB18 25	NS	M	U	No	907	2,866	3.16
UP18 DB	NS	M	U	No	732	2,862	3.91
UO19 AQ	NS	M	U	No	883	2,861	3.24
UP20 FT	NS	M	U	No	1,250	2,850	2.28
10KRBS	NS	M	U	No	1,006	2,847	2.83
UN18 DR	NS	M	U	No	316	2,844	9.00

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UO18 B	NS	M	U	No	873	2,829	3.24
UP20 FF	NS	M	U	No	1,406	2,826	2.01
KR261 M	NS	M	U	No	1,371	2,824	2.06
UN18 FT	NS	M	U	No	1,292	2,817	2.18
8 KRG	NS	M	U	No	1,265	2,808	2.22
UN18 CN	NS	M	U	No	1,011	2,800	2.77
KAK	NS	M	U	No	320	2,800	8.75
5E30X	NS	M	U	No	1,063	2,785	2.62
6E30C	NS	M	U	No	244	2,772	11.36
UP20 JD	NS	M	U	No	1,332	2,771	2.08
5E14U	NS	M	U	No	550	2,766	5.03
KR25 AB	NS	M	U	No	1,137	2,763	2.43
UP20 KS	NS	M	U	No	1,275	2,754	2.16
5E18C	NS	M	U	No	1,009	2,744	2.72
10B27AD	NS	M	U	No	644	2,743	4.26
5E14AQ	NS	M	U	No	915	2,736	2.99
5E15D	NS	M	U	No	764	2,735	3.58
KR80 C	NS	M	U	No	1,132	2,728	2.41
UN19 AM	NS	M	U	No	377	2,699	7.16
UO19 AD	NS	M	U	No	1,115	2,698	2.42
KR6 B9F	NS	M	U	No	831	2,692	3.24
KR4 A5B	NS	M	U	No	1,105	2,674	2.42
3KR61R	NS	M	U	No	651	2,669	4.10
10B30M	NS	M	U	No	910	2,657	2.92
UO19 P	NS	M	U	No	883	2,649	3.00
KR242 Z	NS	M	U	No	851	2,647	3.11
UN18 CJ	NS	M	U	No	565	2,644	4.68
5E18Y	NS	M	U	No	1,001	2,643	2.64
6E30N	NS	M	U	No	649	2,622	4.04
UN19 BR	NS	M	U	No	834	2,610	3.13
UP18 DF	NS	M	U	No	772	2,609	3.38
KR8 P24	NS	M	U	No	703	2,601	3.70
5E14S	NS	M	U	No	1,243	2,598	2.09
5E18J	NS	M	U	No	984	2,598	2.64
5E18X	NS	M	U	No	616	2,587	4.20
UP18 CE	NS	M	U	No	1,068	2,585	2.42
10B27AB	NS	M	U	No	535	2,584	4.83
UP20 A	NS	M	U	No	293	2,575	8.79
5E30K	NS	M	U	No	740	2,560	3.46
KR265 P	NS	M	U	No	491	2,558	5.21
KR8 F	NS	M	U	No	777	2,556	3.29
KR263 AP	NS	M	U	No	614	2,554	4.16
UN18 HC	NS	M	UW	No	762	2,545	3.34
6E30Q	NS	M	U	No	999	2,537	2.54
UN19 BN	NS	M	U	No	614	2,536	4.13
UP20 LR	NS	M	U	No	1,159	2,515	2.17
10B30P	NS	M	U	No	1,090	2,496	2.29
KR245 R	NS	M	U	No	1,122	2,491	2.22
5E14X	NS	M	U	No	814	2,466	3.03
5E14AN	NS	M	U	No	1,001	2,462	2.46
7E29H	NS	M	U	No	483	2,458	5.09
UO18 V	NS	M	U	No	772	2,424	3.14
KR223 R	NS	M	U	No	242	2,418	9.99
9 AHC	NS	M	U	No	414	2,414	5.83
KR261 Q	NS	M	U	No	318	2,410	7.58
UN19 BG	NS	M	U	No	883	2,393	2.71
UO18 Z	NS	M	U	No	883	2,393	2.71

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UP20 EU	NS	M	U	No	1,184	2,392	2.02
UP20 CF	NS	M	U	No	614	2,388	3.89
UP20 M	NS	M	U	No	925	2,377	2.57
KR261 AA	NS	M	U	No	493	2,376	4.82
UN19 AL	NS	M	U	No	377	2,371	6.29
V018 EC	NS	M	U	No	740	2,353	3.18
10 AHK	NS	M	U	No	370	2,342	6.33
7E29G	NS	M	U	No	772	2,339	3.03
KR242 W	NS	M	U	No	358	2,338	6.53
KB221	NS	M	U	No	429	2,334	5.44
2924 J	NS	M	U	No	690	2,332	3.38
K265 AA	NS	M	U	No	1,018	2,331	2.29
KR8 B5A	NS	M	U	No	639	2,288	3.58
KAF	NS	M	U	No	838	2,288	2.73
UP18 BC	NS	M	U	No	708	2,287	3.23
UP20 CQ	NS	M	U	No	661	2,267	3.43
8KR5Y	NS	M	U	No	641	2,263	3.53
UN19 X	NS	M	U	No	814	2,247	2.76
KR242 E	NS	M	U	No	718	2,233	3.11
8KR3D	NS	M	U	No	794	2,231	2.81
UO19 CA	NS	M	U	No	616	2,230	3.62
KR242 AB	NS	M	U	No	895	2,229	2.49
KR8 A	NS	M	U	No	949	2,211	2.33
5E14AX	NS	M	U	No	1,053	2,211	2.10
UP18 AZ	NS	M	U	No	330	2,208	6.69
5KRAHLGEL	NS	M	U	No	814	2,182	2.68
UO20 AA	NS	M	U	No	602	2,179	3.62
KR82 S	NS	M	U	No	658	2,178	3.31
UO20 BU	NS	M	U	No	698	2,164	3.10
9 AHJ	NS	M	U	No	974	2,162	2.22
7E29R	NS	M	U	No	565	2,158	3.82
UN18 FU	NS	M	U	No	506	2,156	4.26
KR265 A	NS	M	U	No	469	2,153	4.59
UO19 E	NS	M	U	No	742	2,152	2.90
8KR3M	NS	M	U	No	1,043	2,149	2.06
KR5 FN	NS	M	U	No	883	2,137	2.42
UP18 DG	NS	M	U	No	493	2,135	4.33
UO18 81	NS	M	U	No	666	2,131	3.20
KR265 AA	NS	M	U	No	925	2,118	2.29
UN19 S	NS	M	U	No	730	2,117	2.90
UN18 BW	NS	M	U	No	533	2,116	3.97
UP20 CP	NS	M	U	No	806	2,112	2.62
KR265 J	NS	M	U	No	483	2,106	4.36
UP20 K	NS	M	U	No	764	2,093	2.74
UO19 BL	NS	M	U	No	513	2,088	4.07
KR245 Y	NS	M	U	No	582	2,084	3.58
8KR5P	NS	M	U	No	727	2,079	2.86
UP20 LZ	NS	M	U	No	986	2,071	2.10
UO20 BT	NS	M	U	No	486	2,070	4.26
KR223 O	NS	M	U	No	429	2,068	4.82
11A31B	NS	M	U	No	708	2,067	2.92
5E16C	NS	M	U	No	826	2,057	2.49
UO20 BW	NS	M	U	No	293	2,048	6.99
10B32O	NS	M	U	No	875	2,039	2.33
KR263 BC	NS	M	U	No	834	2,018	2.42
UP18 CY	NS	M	U	No	838	2,011	2.40
5E14J	NS	M	U	No	599	2,001	3.34

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KR263 AO	NS	M	U	No	478	1,988	4.16
UO20 BH	NS	M	U	No	436	1,979	4.54
UO18 AH	NS	M	U	No	473	1,972	4.17
KR2 EE	NS	M	U	No	678	1,966	2.90
KR6 BAH	NS	M	U	No	858	1,965	2.29
KR263 Y	NS	M	U	No	967	1,953	2.02
UN19 CF	NS	M	U	No	912	1,943	2.13
UP20 L	NS	M	U	No	308	1,943	6.31
UO20 CG	NS	M	U	No	666	1,931	2.90
UO20 N	NS	M	U	No	409	1,918	4.69
UO20 M	NS	M	U	No	409	1,918	4.69
10B26W	NS	M	u	Yes	518	1,906	3.68
5E30P	NS	M	U	No	298	1,904	6.39
KR82 Q	NS	M	U	No	399	1,891	4.74
UP18 BE	NS	M	U	No	555	1,881	3.39
UN18 AD	NS	M	U	No	227	1,866	8.22
8 KRD	NS	M	U	No	469	1,838	3.92
UN19 AG	NS	M	U	No	730	1,832	2.51
6E30X	NS	M	U	No	700	1,827	2.61
UN19 L	NS	M	U	No	693	1,809	2.61
UN19 J	NS	M	U	No	666	1,805	2.71
UP20 KJ	NS	M	U	No	673	1,804	2.68
6E30H	NS	M	U	No	594	1,800	3.03
KR242 H	NS	M	U	No	550	1,798	3.27
10B32F	NS	M	U	No	466	1,789	3.84
8 KRH	NS	M	U	No	683	1,783	2.61
KR245 S	NS	M	U	No	718	1,773	2.47
UN18 AM	NS	M	U	No	276	1,772	6.42
KR25 D	NS	M	U	No	380	1,763	4.64
KR8 B1Y	NS	M	U	No	604	1,752	2.90
UO19 DJ	NS	M	U	No	863	1,752	2.03
10B31B	NS	M	U	No	740	1,746	2.36
11A30G	NS	M	U	No	461	1,738	3.77
5E30R	NS	M	U	No	197	1,728	8.77
KR263 AG	NS	M	U	No	215	1,705	7.93
UP20 CV	NS	M	U	No	244	1,698	6.96
UP20 CU	NS	M	U	No	244	1,698	6.96
SE17 E	NS	M	U	No	673	1,676	2.49
UP18 DW	NS	M	U	No	550	1,650	3.00
5E14M	NS	M	U	No	757	1,650	2.18
KR245 T	NS	M	U	No	572	1,647	2.88
KR263 AY	NS	M	U	No	604	1,643	2.72
UP20 Y	NS	M	U	No	422	1,637	3.88
KR80 M	NS	M	U	No	298	1,627	5.46
6E29G	NS	M	U	No	168	1,614	9.61
5E14AO	NS	M	U	No	762	1,608	2.11
2924 P	NS	M	U	No	616	1,608	2.61
9 AHO	NS	M	U	No	614	1,603	2.61
UP20 CC	NS	M	U	No	538	1,592	2.96
10B29R	NS	M	U	No	587	1,591	2.71
UP18 AS	NS	M	U	No	646	1,589	2.46
KR263 AC	NS	M	U	No	252	1,588	6.30
11A32Q	NS	M	U	No	328	1,584	4.83
UP18 AX	NS	M	U	No	249	1,571	6.31
UP20 FU	NS	M	U	No	609	1,571	2.58
KR4 A5G	NS	M	U	No	506	1,569	3.10
10B29K	NS	M	U	No	565	1,559	2.76

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
UP20 FK	NS	M	U	No	624	1,554	2.49
KR242 X	NS	M	U	No	619	1,541	2.49
UP20 CX	NS	M	U	No	409	1,530	3.74
KR25 AC	NS	M	U	No	562	1,529	2.72
10 AHJ	NS	M	U	No	616	1,522	2.47
UP20 GM	NS	M	U	No	567	1,497	2.64
5E16P	NS	M	U	No	740	1,495	2.02
9 AHE	NS	M	U	No	604	1,492	2.47
UP20 CL	NS	M	U	No	205	1,472	7.18
KR265 D	NS	M	U	No	269	1,463	5.44
UO20 Q	NS	M	U	No	538	1,447	2.69
5E14AH	NS	M	U	No	424	1,433	3.38
KR265 R	NS	M	U	No	323	1,431	4.43
KR263 R	NS	M	U	No	227	1,430	6.30
6E30AB	NS	M	U	No	441	1,420	3.22
UP18 CP	NS	M	U	No	493	1,390	2.82
6E30E	NS	M	U	No	377	1,384	3.67
6E30A	NS	M	U	No	609	1,376	2.26
11A32Z	NS	M	U	No	471	1,371	2.91
KR245 J	NS	M	U	No	224	1,369	6.11
KR263 AQ	NS	M	U	No	616	1,368	2.22
KR242 L	NS	M	U	No	207	1,368	6.61
UP20 CK	NS	M	U	No	279	1,367	4.90
5E18K	NS	M	U	No	326	1,343	4.12
5E30U	NS	M	U	No	261	1,323	5.07
UP20 JB	NS	M	U	No	634	1,319	2.08
5E18AA	NS	M	U	No	323	1,318	4.08
UP20 GR	NS	M	U	No	321	1,310	4.08
UO19 BA	NS	M	U	No	409	1,309	3.20
UO20 BJ	NS	M	U	No	321	1,306	4.07
UO18 23	NS	M	U	No	328	1,253	3.82
UO18 Y	NS	M	U	No	328	1,253	3.82
UO19 AA	NS	M	U	No	397	1,247	3.14
KR79 W	NS	M	U	No	289	1,243	4.30
UP20 AB	NS	M	U	No	224	1,239	5.53
UP20 FX	NS	M	U	No	525	1,218	2.32
5E14AW	NS	M	U	No	444	1,212	2.73
KR4 A5H	NS	M	U	No	577	1,200	2.08
UP18 DE	NS	M	U	No	592	1,184	2.00
UP18 DA	NS	M	U	No	279	1,172	4.20
UP18 AY	NS	M	U	No	308	1,161	3.77
UP18 BH	NS	M	U	No	409	1,157	2.83
UP18 BL	NS	M	U	No	464	1,141	2.46
KR263 AV	NS	M	U	No	513	1,139	2.22
KR21 AA	NS	M	U	No	407	1,107	2.72
KR263 J	NS	M	U	No	417	1,101	2.64
UP20 JC	NS	M	U	No	525	1,092	2.08
UP20 FD	NS	M	U	No	525	1,087	2.07
6E30AE	NS	M	U	No	380	1,087	2.86
5E14AS	NS	M	U	No	402	1,069	2.66
UP20 FN	NS	M	U	No	427	1,063	2.49
UO19 D	NS	M	U	No	372	1,030	2.77
UP18 BG	NS	M	U	No	303	1,027	3.39
8KR5AA	NS	M	U	No	155	1,023	6.60
UP18 BB	NS	M	U	No	313	1,011	3.23
UP20 ET	NS	M	U	No	461	1,005	2.18
UO18 AA	NS	M	U	No	370	1,003	2.71

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
10B30D	NS	M	U	No	274	1,003	3.66
5E18AE	NS	M	U	No	370	966	2.61
UO19 C	NS	M	U	No	269	950	3.53
KR263 AN	NS	M	U	No	456	939	2.06
K4IAAE	NS	M	U	No	219	937	4.28
5E18AD	NS	M	U	No	64	906	14.16
UP18 AV	NS	M	U	No	271	894	3.30
5E18U	NS	M	U	No	109	864	7.93
5E14W	NS	M	U	No	173	862	4.98
UP20 CS	NS	M	U	No	259	855	3.30
UP18 DC	NS	M	U	No	271	829	3.06
8KR3L	NS	M	U	No	372	826	2.22
5E14AR	NS	M	U	No	296	802	2.71
UN18 AN	NS	M	U	No	370	784	2.12
UN18 DS	NS	M	U	No	86	776	9.02
UP20 CR	NS	M	U	No	205	765	3.73
UN19 CX	NS	M	U	No	345	749	2.17
UP18 AK	NS	M	U	No	261	746	2.86
EASD J	NS	M	U	No	150	734	4.89
KR261 H	NS	M	U	No	303	715	2.36
UP20 CT	NS	M	U	No	202	703	3.48
UP18 BF	NS	M	U	No	289	636	2.20
5E18N	NS	M	U	No	227	617	2.72
5E18AJ	NS	M	U	No	219	596	2.72
5E14O	NS	M	U	No	155	578	3.73
KR80 S	NS	M	U	No	207	563	2.72
UO20 CQ	NS	M	U	No	192	557	2.90
UP20 R	NS	M	U	No	123	556	4.52
UP18 CW	NS	M	U	No	205	554	2.70
KR8AP12A	NS	M	U	No	227	536	2.36
KR8A12A	NS	M	U	No	227	536	2.36
11A32AB	NS	M	U	No	190	517	2.72
UP20 CM	NS	M	U	No	180	509	2.83
5E14Q	NS	M	U	No	123	503	4.09
UN18 V	NS	M	U	No	118	489	4.14
KR79 R	NS	M	U	No	170	462	2.72
5E18AC	NS	M	U	No	160	435	2.72
KR80 R	NS	M	U	No	170	432	2.54
KR79 S	NS	M	U	No	170	432	2.54
8KR3B	NS	M	U	No	212	430	2.03
KR82 Z	NS	M	U	No	32	415	12.97
UP18 AR	NS	M	U	No	205	412	2.01
8KR5Z	NS	M	U	No	148	336	2.27
UP20 GC	NS	M	U	No	131	318	2.43
UP18 AW	NS	M	U	No	76	257	3.38
UP18 BK	NS	M	U	No	106	223	2.10

					5,324,121	20,438,314	3.84

KCBT	NV	M	U	No	15,141	89,180	5.89
KE378	NV	M	U	No	8,167	69,338	8.49
KEAS	NV	M	U	No	17,435	68,171	3.91
K4IAAG	NV	M	U	No	17,319	67,371	3.89
KEAN	NV	M	U	No	5,622	66,340	11.80
K4IAAJ	NV	M	U	No	5,864	55,649	9.49
KEAK	NV	M	U	No	15,486	52,188	3.37

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KCBN	NV	M	U	No	5,499	52,131	9.48
KA155	NV	M	U	No	6,059	50,896	8.40
K4 IAQ	NV	M	U	No	9,146	48,382	5.29
KA97	NV	M	U	No	6,350	47,371	7.46
KA118	NV	M	U	No	1,990	44,735	22.48
KDV	NV	M	U	No	13,834	41,640	3.01
KA146	NV	M	U	No	8,949	40,897	4.57
K4IAAH	NV	M	U	No	10,029	40,517	4.04
KEAU	NV	M	U	No	10,037	40,148	4.00
K4 IAK	NV	M	U	No	3,588	39,360	10.97
KA154	NV	M	U	No	4,530	38,867	8.58
KB172	NV	M	U	No	6,281	38,126	6.07
KE381	NV	M	U	No	5,938	37,825	6.37
K42B11K	NV	M	U	No	6,377	37,624	5.90
KA119	NV	M	U	No	1,990	37,611	18.90
KCU	NV	M	U	No	7,793	37,562	4.82
KB247	NV	M	U	No	2,681	36,917	13.77
KEAV	NV	M	U	No	6,831	35,316	5.17
K4 IAG	NV	M	U	No	4,745	35,066	7.39
KCBR	NV	M	U	No	4,414	34,738	7.87
KB268	NV	M	U	No	6,569	33,699	5.13
KE389	NV	M	U	No	2,821	33,598	11.91
KEAT	NV	M	U	No	10,259	33,444	3.26
KE387	NV	M	U	No	4,217	32,850	7.79
KE379	NV	M	U	No	3,149	32,750	10.40
K4 IAP	NV	M	U	No	6,185	32,719	5.29
KB318	NV	M	U	No	6,537	32,489	4.97
KA152	NV	M	U	No	2,224	30,113	13.54
KEAM	NV	M	U	No	4,587	29,907	6.52
KB314	NV	M	U	No	5,534	29,330	5.30
KCBB	NV	M	U	No	4,217	29,097	6.90
KCAF	NV	M	U	No	5,573	29,035	5.21
KE393	NV	M	U	No	3,117	28,988	9.30
KA151	NV	M	U	No	1,771	28,814	16.27
KE388	NV	M	U	No	3,092	28,446	9.20
KCAY	NV	M	U	No	5,968	28,288	4.74
KB265	NV	M	U	No	3,960	28,235	7.13
KB304	NV	M	U	No	3,349	27,562	8.23
KCAC	NV	M	U	No	4,611	27,251	5.91
KE375	NV	M	U	No	3,709	26,853	7.24
KE383	NV	M	U	No	4,560	26,357	5.78
K4 IAM	NV	M	U	No	5,309	26,014	4.90
KE390	NV	M	U	No	2,673	25,661	9.60
KA81	NV	M	U	No	3,810	25,298	6.64
KCAJ	NV	M	U	No	4,069	24,699	6.07
KCBH	NV	M	U	No	2,688	24,219	9.01
KCAE	NV	M	U	No	6,905	23,615	3.42
KEAE	NV	M	U	No	2,762	23,587	8.54
K4IAAB	NV	M	U	No	3,729	23,381	6.27
K4 IAN	NV	M	U	No	4,449	22,512	5.06
KA86	NV	M	U	No	4,979	21,908	4.40
KB351	NV	M	U	No	3,840	21,811	5.68
KA148	NV	M	U	No	4,730	21,805	4.61
KEY	NV	M	U	No	5,228	21,539	4.12
KB309	NV	M	U	No	1,337	21,432	16.03
KDL	NV	M	U	No	6,288	21,379	3.40
KE396	NV	M	U	No	2,967	21,362	7.20

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K4 IAJ	NV	M	U	No	4,500	21,330	4.74
KE384	NV	M	U	No	3,581	20,698	5.78
KB180	NV	M	U	No	3,978	20,686	5.20
KB176	NV	M	U	No	1,790	20,603	11.51
KB317	NV	M	U	No	4,020	20,502	5.10
KE376	NV	M	U	No	2,530	20,468	8.09
KB300	NV	M	U	No	3,467	20,455	5.90
K4 IAB	NV	M	U	No	4,372	20,417	4.67
KB252	NV	M	U	No	4,930	20,262	4.11
KE388 A	NV	M	U	No	4,044	20,139	4.98
KB346	NV	M	U	No	4,451	20,119	4.52
KCAV	NV	M	U	No	3,847	20,043	5.21
KET	NV	M	U	No	4,463	19,994	4.48
KA125	NV	M	U	No	1,480	19,921	13.46
K42 BE	NV	M	U	No	4,757	19,599	4.12
KCAP	NV	M	U	No	2,737	19,378	7.08
KB331	NV	M	U	No	3,941	19,311	4.90
K42B11G	NV	M	U	No	3,780	18,824	4.98
KDT	NV	M	U	No	4,537	18,783	4.14
KB270	NV	M	U	No	2,920	18,688	6.40
KB287	NV	M	U	No	5,950	18,683	3.14
KB330	NV	M	U	No	3,810	18,669	4.90
KCQ	NV	M	U	No	1,258	18,593	14.78
KB301	NV	M	U	No	3,033	18,592	6.13
KB194	NV	M	U	No	4,900	18,571	3.79
KA147	NV	M	U	No	4,027	18,564	4.61
KE380	NV	M	U	No	1,783	18,543	10.40
KB238	NV	M	U	No	2,890	18,467	6.39
KE385	NV	M	U	No	3,179	18,375	5.78
KB348	NV	M	U	No	3,660	18,373	5.02
KB350	NV	M	U	No	5,230	18,200	3.48
K4IAAA	NV	M	U	No	1,825	18,177	9.96
KB230	NV	M	U	No	3,001	18,126	6.04
K42B11A	NV	M	U	No	5,539	18,057	3.26
KB269	NV	M	U	No	4,799	17,564	3.66
KCAN	NV	M	U	No	3,132	17,539	5.60
KEAA	NV	M	U	No	2,047	17,379	8.49
KB362 A	NV	M	U	No	4,831	17,295	3.58
KB303	NV	M	U	No	1,990	17,054	8.57
K42 BB	NV	M	U	No	5,193	16,981	3.27
KB250	NV	M	U	No	4,039	16,964	4.20
KB344	NV	M	U	No	3,420	16,963	4.96
KB337	NV	M	U	No	2,979	16,861	5.66
KB338	NV	M	U	No	2,979	16,861	5.66
KB226	NV	M	U	No	3,699	16,756	4.53
KB332	NV	M	U	No	3,349	16,678	4.98
KA78	NV	M	U	No	2,843	16,319	5.74
KB333	NV	M	U	No	3,250	16,185	4.98
P60 A	NV	M	UW	No	602	16,140	26.81
KB193	NV	M	U	No	4,091	16,119	3.94
KE394	NV	M	U	No	1,731	16,098	9.30
KB319	NV	M	U	No	3,859	16,053	4.16
KB195	NV	M	U	No	3,849	16,050	4.17
KEAB	NV	M	U	No	3,255	16,015	4.92
KA87	NV	M	U	No	3,620	15,928	4.40
KE400	NV	M	U	No	2,476	15,921	6.43
KCAM	NV	M	U	No	4,069	15,910	3.91

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K42B11B	NV	M	U	No	4,974	15,867	3.19
KB347	NV	M	U	No	3,159	15,858	5.02
KB261	NV	M	U	No	1,734	15,831	9.13
KB361	NV	M	U	No	1,734	15,831	9.13
KDH	NV	M	U	No	5,203	15,661	3.01
KCG	NV	M	U	No	5,721	15,561	2.72
KCAX	NV	M	U	No	3,970	15,483	3.90
KA114	NV	M	U	No	1,149	15,305	13.32
KDW	NV	M	U	No	4,044	15,286	3.78
KB225	NV	M	U	No	2,269	15,248	6.72
KB361 A	NV	M	U	No	2,959	15,180	5.13
KE386	NV	M	U	No	1,433	15,175	10.59
KDK	NV	M	U	No	3,206	15,132	4.72
KDD	NV	M	U	No	3,206	15,100	4.71
KB200	NV	M	U	No	3,092	14,903	4.82
KDJ	NV	M	U	No	5,277	14,881	2.82
KA123	NV	M	U	No	1,931	14,869	7.70
KB328	NV	M	U	No	3,129	14,706	4.70
KA143	NV	M	U	No	2,360	14,632	6.20
KEAF	NV	M	U	No	2,565	14,569	5.68
KDI	NV	M	U	No	5,968	14,562	2.44
KB335	NV	M	U	No	3,780	14,402	3.81
KB321	NV	M	U	No	2,030	14,291	7.04
KB322	NV	M	U	No	2,030	14,291	7.04
KA76	NV	M	U	No	1,499	14,226	9.49
KB262	NV	M	U	No	1,857	14,225	7.66
KE377 A	NV	M	U	No	1,356	14,184	10.46
KB336	NV	M	U	No	3,460	13,978	4.04
KE391	NV	M	U	No	2,165	13,856	6.40
KDN	NV	M	U	No	6,091	13,827	2.27
KB323	NV	M	U	No	2,140	13,824	6.46
KB240 A	NV	M	U	No	4,022	13,755	3.42
KB257	NV	M	U	No	3,381	13,558	4.01
KB368	NV	M	U	No	2,969	13,360	4.50
KB182	NV	M	U	No	3,230	13,308	4.12
KB312	NV	M	U	No	2,229	13,196	5.92
K4IAAC	NV	M	U	No	2,572	13,194	5.13
KEAD	NV	M	U	No	1,529	13,058	8.54
KB273	NV	M	U	No	1,149	12,961	11.28
K4 IAX	NV	M	U	No	1,053	12,941	12.29
KB357	NV	M	U	No	3,250	12,902	3.97
KB288 B	NV	M	U	No	3,386	12,901	3.81
KDO	NV	M	U	No	3,107	12,863	4.14
KA120	NV	M	U	No	1,699	12,810	7.54
K4IAAL	NV	M	U	No	989	12,620	12.76
KCBS	NV	M	U	No	2,737	12,618	4.61
KB318 A	NV	M	U	No	2,851	12,601	4.42
KB354	NV	M	U	No	2,789	12,578	4.51
K42 BL	NV	M	U	No	2,212	12,564	5.68
KEU	NV	M	U	No	3,082	12,513	4.06
KB196	NV	M	U	No	1,931	12,474	6.46
KB324	NV	M	U	No	1,931	12,474	6.46
KA139	NV	M	U	No	2,020	12,362	6.12
KDG	NV	M	U	No	2,861	12,360	4.32
KB398	NV	M	U	No	1,554	12,323	7.93
K42 BX	NV	M	U	No	3,112	12,106	3.89
KEAR	NV	M	U	No	2,071	12,095	5.84

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KA100	NV	M	U	No	1,960	12,034	6.14
KEG	NV	M	U	No	2,219	11,916	5.37
KB308 C	NV	M	U	No	2,935	11,857	4.04
K41 AT	NV	M	U	No	1,850	11,840	6.40
KB307	NV	M	U	No	1,731	11,840	6.84
KCAB	NV	M	U	No	1,973	11,838	6.00
KEAC	NV	M	U	No	2,269	11,799	5.20
KB263	NV	M	U	No	2,567	11,706	4.56
KB244	NV	M	U	No	3,080	11,673	3.79
KA116	NV	M	U	No	1,041	11,576	11.12
KA77	NV	M	U	No	2,150	11,546	5.37
KCR	NV	M	U	No	2,688	11,505	4.28
KDB	NV	M	U	No	4,069	11,475	2.82
KB271	NV	M	U	No	3,329	11,385	3.42
KEAQ	NV	M	U	No	1,948	11,376	5.84
KCAW	NV	M	U	No	2,565	11,363	4.43
KE392	NV	M	U	No	1,115	11,351	10.18
KA113 A	NV	M	U	No	2,769	11,242	4.06
KB288	NV	M	U	No	2,690	11,083	4.12
KE395	NV	M	U	No	1,480	10,804	7.30
KB237	NV	M	U	No	2,311	10,792	4.67
K4 IAU	NV	M	U	No	1,334	10,792	8.09
KB311	NV	M	U	No	2,429	10,785	4.44
K4 IAL	NV	M	U	No	2,148	10,719	4.99
KCBA	NV	M	U	No	2,787	10,702	3.84
KB325	NV	M	U	No	3,489	10,676	3.06
KB233	NV	M	U	No	1,201	10,653	8.87
KA153	NV	M	U	No	1,879	10,560	5.62
KB279	NV	M	U	No	2,000	10,420	5.21
KCJ	NV	M	U	No	2,565	10,363	4.04
KB255	NV	M	U	No	2,121	10,266	4.84
KB198	NV	M	U	No	1,931	10,118	5.24
KDU	NV	M	U	No	2,540	10,058	3.96
KB369	NV	M	U	No	2,229	10,030	4.50
K42 BQ	NV	M	U	No	1,415	9,990	7.06
KB274	NV	M	U	No	1,581	9,960	6.30
KA111	NV	M	U	No	2,000	9,920	4.96
KA80	NV	M	U	No	1,820	9,901	5.44
KEL	NV	M	U	No	2,219	9,897	4.46
K42B11C	NV	M	U	No	2,185	9,854	4.51
KB296	NV	M	U	No	2,599	9,850	3.79
KB297	NV	M	U	No	2,599	9,850	3.79
KDM	NV	M	U	No	3,970	9,766	2.46
KDR	NV	M	U	No	4,291	9,741	2.27
KB308 A	NV	M	U	No	2,318	9,736	4.20
KB349	NV	M	U	No	2,020	9,656	4.78
KB358	NV	M	U	No	2,890	9,653	3.34
KB174 A	NV	M	U	No	1,554	9,635	6.20
KB235	NV	M	U	No	1,669	9,480	5.68
KDC	NV	M	U	No	3,354	9,458	2.82
KER	NV	M	U	No	1,652	9,416	5.70
KDQ	NV	M	U	No	2,269	9,394	4.14
KEAP	NV	M	U	No	2,589	9,346	3.61
KA79	NV	M	U	No	1,334	9,338	7.00
KA82	NV	M	U	No	1,023	9,299	9.09
KDE	NV	M	U	No	3,058	9,205	3.01
KB295	NV	M	U	No	3,371	9,169	2.72

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KCAU	NV	M	U	No	1,702	9,140	5.37
KCZ	NV	M	U	No	1,973	9,056	4.59
KCL	NV	M	U	No	1,702	9,004	5.29
KCAH	NV	M	U	No	2,614	8,940	3.42
KB355	NV	M	U	No	2,360	8,803	3.73
K42B11L	NV	M	U	No	2,533	8,790	3.47
K4 IAC	NV	M	U	No	1,196	8,743	7.31
KB320	NV	M	U	No	2,049	8,729	4.26
K42 BG	NV	M	U	No	2,173	8,627	3.97
KCBP	NV	M	U	No	1,874	8,620	4.60
KB367	NV	M	U	No	1,561	8,586	5.50
KCBG	NV	M	U	No	986	8,460	8.58
KB345	NV	M	U	No	2,160	8,424	3.90
KCP	NV	M	U	No	3,181	8,398	2.64
KEA	NV	M	U	No	1,850	8,344	4.51
KEAJ	NV	M	U	No	1,258	8,315	6.61
KEAL	NV	M	U	No	2,589	8,285	3.20
K4 IAH	NV	M	U	No	1,157	8,284	7.16
K4 IAY	NV	M	U	No	1,233	8,249	6.69
KA99	NV	M	U	No	1,378	8,240	5.98
KCC	NV	M	U	No	1,923	8,230	4.28
KCBE	NV	M	U	No	2,170	8,224	3.79
K42 BT	NV	M	U	No	2,108	8,200	3.89
KB239	NV	M	U	No	1,381	8,051	5.83
KA109	NV	M	U	No	2,340	8,026	3.43
KB266	NV	M	U	No	799	8,014	10.03
KB362	NV	M	U	No	1,857	7,985	4.30
KB366	NV	M	U	No	2,291	7,973	3.48
KEJ	NV	M	U	No	1,332	7,952	5.97
KEAG	NV	M	U	No	2,367	7,811	3.30
K4 IAF	NV	M	U	No	1,413	7,800	5.52
K4 IAT	NV	M	U	No	2,212	7,742	3.50
KB254	NV	M	U	No	1,329	7,695	5.79
KE382	NV	M	U	No	1,583	7,693	4.86
KB201	NV	M	U	No	1,859	7,659	4.12
KCBM	NV	M	U	No	1,800	7,560	4.20
KE497	NV	M	U	No	1,240	7,552	6.09
KB281	NV	M	U	No	1,149	7,503	6.53
KA141	NV	M	U	No	1,201	7,470	6.22
KA98	NV	M	U	No	870	7,378	8.48
KB284	NV	M	U	No	2,481	7,344	2.96
KB181	NV	M	U	No	1,470	7,321	4.98
KE377	NV	M	U	No	735	7,291	9.92
K4IAAK	NV	M	U	No	1,556	7,267	4.67
KA84	NV	M	U	No	2,311	7,257	3.14
K42 BS	NV	M	U	No	2,417	7,251	3.00
KA156	NV	M	U	No	1,620	7,241	4.47
KCV	NV	M	U	No	1,332	7,219	5.42
KA85	NV	M	U	No	1,960	7,193	3.67
K42 BV	NV	M	U	No	1,800	7,146	3.97
KE391 A	NV	M	U	No	1,948	7,130	3.66
KE391 B	NV	M	U	No	1,948	7,130	3.66
KCH	NV	M	U	No	1,825	7,099	3.89
KCAA	NV	M	U	No	1,504	7,024	4.67
KEV	NV	M	U	No	1,628	6,968	4.28
KCK	NV	M	U	No	1,628	6,968	4.28
KB251	NV	M	U	No	2,190	6,942	3.17

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KCE	NV	M	U	No	1,652	6,938	4.20
KA107	NV	M	U	No	1,231	6,918	5.62
KES	NV	M	U	No	1,504	6,903	4.59
K4 IAS	NV	M	U	No	2,160	6,890	3.19
KA149	NV	M	U	No	925	6,873	7.43
KA129	NV	M	U	No	870	6,838	7.86
KB240	NV	M	U	No	1,519	6,836	4.50
KEK	NV	M	U	No	2,589	6,835	2.64
KA144	NV	M	U	No	769	6,813	8.86
KB299	NV	M	U	No	1,221	6,789	5.56
KB229	NV	M	U	No	1,440	6,782	4.71
KB315	NV	M	U	No	1,941	6,716	3.46
KCBF	NV	M	U	No	592	6,648	11.23
KB298	NV	M	U	No	1,221	6,618	5.42
KCD	NV	M	U	No	1,800	6,588	3.66
KA106	NV	M	U	No	1,620	6,545	4.04
KEZ	NV	M	U	No	1,677	6,524	3.89
KB316	NV	M	U	No	1,879	6,501	3.46
KB285	NV	M	U	No	1,830	6,478	3.54
KE395 A	NV	M	U	No	740	6,431	8.69
KEN	NV	M	U	No	2,540	6,375	2.51
KB306	NV	M	U	No	1,635	6,360	3.89
KB174	NV	M	U	No	1,630	6,341	3.89
KEAX	NV	M	U	No	2,170	6,315	2.91
KA60	NV	M	U	No	750	6,300	8.40
KA158 A	NV	M	U	No	996	6,255	6.28
K4 IAE	NV	M	U	No	1,480	6,216	4.20
KA117	NV	M	U	No	1,191	6,169	5.18
KB334	NV	M	U	No	1,539	6,156	4.00
KA104	NV	M	U	No	799	6,152	7.70
KR8 E	NV	M	U	No	1,610	6,150	3.82
KCAD	NV	M	U	No	1,406	6,130	4.36
KE390 A	NV	M	U	No	789	6,123	7.76
KDP	NV	M	U	No	2,170	6,119	2.82
KA68	NV	M	U	No	949	6,083	6.41
KA108	NV	M	U	No	1,300	6,071	4.67
KDS	NV	M	U	No	2,466	6,066	2.46
KB228	NV	M	U	No	1,970	6,048	3.07
K4 IAZ	NV	M	U	No	1,041	6,038	5.80
KB371	NV	M	U	No	1,850	5,864	3.17
KB313	NV	M	U	No	888	5,843	6.58
KCAK	NV	M	U	No	1,406	5,793	4.12
KEAH	NV	M	U	No	888	5,736	6.46
KEQ	NV	M	U	No	1,800	5,706	3.17
K42B11J	NV	M	U	No	1,852	5,686	3.07
KEH	NV	M	U	No	1,430	5,677	3.97
K4 IAR	NV	M	U	No	1,208	5,641	4.67
KB353	NV	M	U	No	1,899	5,621	2.96
KB289	NV	M	U	No	1,460	5,563	3.81
KB308 B	NV	M	U	No	1,134	5,534	4.88
KB372	NV	M	U	No	1,489	5,450	3.66
KB302	NV	M	U	No	653	5,420	8.30
KB256	NV	M	U	No	1,129	5,374	4.76
KA126	NV	M	U	No	735	5,366	7.30
KB360	NV	M	U	No	1,349	5,356	3.97
K42 BD	NV	M	U	No	1,208	5,351	4.43
KB373	NV	M	U	No	1,440	5,270	3.66

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KA101	NV	M	U	No	1,250	5,262	4.21
KB365	NV	M	U	No	1,640	5,232	3.19
KEX	NV	M	U	No	986	5,216	5.29
KDF	NV	M	U	No	1,529	5,183	3.39
KB242	NV	M	U	No	1,270	5,156	4.06
KB236	NV	M	U	No	1,021	5,105	5.00
K4IAAF	NV	M	U	No	488	5,085	10.42
KB310	NV	M	U	No	503	5,040	10.02
KA113	NV	M	U	No	870	4,985	5.73
KCAL	NV	M	U	No	1,159	4,961	4.28
K42B11M	NV	M	U	No	1,672	4,949	2.96
KB352	NV	M	U	No	870	4,942	5.68
KED	NV	M	U	No	1,036	4,859	4.69
2 WA	NV	M	U	No	641	4,827	7.53
KB327	NV	M	U	No	1,921	4,783	2.49
KB329	NV	M	U	No	1,921	4,783	2.49
KB280 A	NV	M	U	No	619	4,766	7.70
KB219	NV	M	U	No	1,800	4,752	2.64
KEW	NV	M	U	No	1,110	4,751	4.28
KA142	NV	M	U	No	1,349	4,708	3.49
KCAT	NV	M	U	No	1,628	4,689	2.88
KB292	NV	M	U	No	1,650	4,686	2.84
KB177	NV	M	U	No	1,879	4,679	2.49
KCAZ	NV	M	U	No	1,233	4,636	3.76
KB218	NV	M	U	No	1,726	4,557	2.64
KEE	NV	M	U	No	1,652	4,510	2.73
KB199	NV	M	U	No	629	4,453	7.08
KCW	NV	M	U	No	838	4,433	5.29
KEP	NV	M	U	No	838	4,433	5.29
KB275	NV	M	U	No	1,169	4,419	3.78
KB277	NV	M	U	No	979	4,406	4.50
K42B11U	NV	M	U	No	1,632	4,374	2.68
K42 BU	NV	M	U	No	1,300	4,342	3.34
KCAQ	NV	M	U	No	715	4,340	6.07
KB248	NV	M	U	No	520	4,326	8.32
KB339	NV	M	U	No	1,349	4,317	3.20
KB340	NV	M	U	No	1,349	4,317	3.20
KEM	NV	M	U	No	962	4,291	4.46
KB260	NV	M	U	No	880	4,242	4.82
K4 IAW	NV	M	U	No	192	4,241	22.09
KB227	NV	M	U	No	1,591	4,200	2.64
KA127	NV	M	U	No	229	4,186	18.28
KCBJ	NV	M	U	No	838	4,173	4.98
KB253	NV	M	U	No	949	4,138	4.36
KA140	NV	M	U	No	930	4,120	4.43
KB264	NV	M	U	No	740	4,114	5.56
KCBQ	NV	M	U	No	1,233	3,983	3.23
KB232	NV	M	U	No	1,650	3,977	2.41
KB183	NV	M	U	No	1,001	3,894	3.89
KA145	NV	M	U	No	1,349	3,885	2.88
KCBW	NV	M	U	No	1,134	3,878	3.42
KB326	NV	M	U	No	1,529	3,868	2.53
K42 BC	NV	M	U	No	540	3,866	7.16
KA137	NV	M	U	No	1,110	3,863	3.48
KB203	NV	M	U	No	1,149	3,838	3.34
KA71	NV	M	U	No	870	3,819	4.39
KA102	NV	M	U	No	1,021	3,788	3.71

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
KCM	NV	M	U	No	715	3,782	5.29
KA138	NV	M	U	No	1,080	3,758	3.48
KB244 A	NV	M	U	No	249	3,710	14.90
KB278	NV	M	U	No	799	3,707	4.64
KB267	NV	M	U	No	661	3,702	5.60
KCAG	NV	M	U	No	1,480	3,685	2.49
KB356	NV	M	U	No	979	3,583	3.66
KA110	NV	M	U	No	920	3,579	3.89
K42B11E	NV	M	U	No	1,272	3,562	2.80
KB363	NV	M	U	No	1,231	3,545	2.88
KCAS	NV	M	U	No	1,110	3,541	3.19
K42 BF	NV	M	U	No	629	3,522	5.60
K42 BN	NV	M	U	No	989	3,462	3.50
K42 BP	NV	M	U	No	989	3,462	3.50
KB359	NV	M	U	No	1,231	3,447	2.80
KR8 Q	NV	M	U	No	656	3,431	5.23
KA83	NV	M	U	No	1,250	3,400	2.72
KCBV	NV	M	U	No	1,060	3,381	3.19
KB231	NV	M	U	No	959	3,356	3.50
KA135	NV	M	U	No	915	3,331	3.64
KEB	NV	M	U	No	764	3,331	4.36
KB223	NV	M	U	No	851	3,327	3.91
KA157	NV	M	U	No	249	3,292	13.22
KA158	NV	M	U	No	249	3,292	13.22
KB197	NV	M	U	No	1,201	3,255	2.71
K42 BW	NV	M	U	No	964	3,220	3.34
KCN	NV	M	U	No	1,208	3,189	2.64
KB291	NV	M	U	No	949	3,170	3.34
KB258	NV	M	U	No	580	3,155	5.44
KA130	NV	M	U	No	402	3,148	7.83
KCX	NV	M	U	No	912	3,119	3.42
KA132	NV	M	U	No	690	3,077	4.46
KB308	NV	M	U	No	870	3,045	3.50
KB276	NV	M	U	No	510	3,014	5.91
KB370	NV	M	U	No	920	2,916	3.17
K42B11H	NV	M	U	No	718	2,901	4.04
KB374	NV	M	U	No	690	2,898	4.20
KCAR	NV	M	U	No	469	2,847	6.07
KB241	NV	M	U	No	870	2,845	3.27
KA112	NV	M	U	No	920	2,797	3.04
KB178	NV	M	U	No	920	2,788	3.03
K42 BA	NV	M	U	No	565	2,746	4.86
KCF	NV	M	U	No	641	2,692	4.20
KE382 A	NV	M	U	No	543	2,639	4.86
KR8 V	NV	M	UW	No	293	2,575	8.79
KCBC	NV	M	U	No	493	2,569	5.21
K42B11P	NV	M	U	No	940	2,547	2.71
KB272	NV	M	U	No	399	2,514	6.30
KB204	NV	M	U	No	750	2,505	3.34
KA131	NV	M	U	No	769	2,453	3.19
KA122	NV	M	U	No	330	2,439	7.39
KB224	NV	M	U	No	629	2,403	3.82
KA134	NV	M	U	No	461	2,393	5.19
KB243	NV	M	U	No	821	2,364	2.88
K41 AU	NV	M	U	No	760	2,356	3.10
KEF	NV	M	U	No	863	2,356	2.73
KB202	NV	M	U	No	779	2,306	2.96

Resources

Block	Shaft	Resource	Availability	Verified	Tonnes	Gr Au	Grade g/t
K42 BM	NV	M	U	No	552	2,274	4.12
KB283	NV	M	U	No	861	2,273	2.64
KA150	NV	M	U	No	296	2,173	7.34
K42 BJ	NV	M	U	No	629	2,151	3.42
K42 BH	NV	M	U	No	629	2,151	3.42
KB293	NV	M	U	No	570	2,126	3.73
KB294	NV	M	U	No	779	2,119	2.72
KCBD	NV	M	U	No	567	2,115	3.73
KB290	NV	M	U	No	730	2,102	2.88
KB206	NV	M	U	No	461	1,973	4.28
KEC	NV	M	U	No	764	1,971	2.58
KCBU	NV	M	U	No	740	1,954	2.64
KB220	NV	M	U	No	570	1,949	3.42
KB245	NV	M	U	No	690	1,925	2.79
KR8 U	NV	M	UW	No	668	1,870	2.80
KB259	NV	M	U	No	429	1,828	4.26
KB286	NV	M	U	No	589	1,826	3.10
K42 BR	NV	M	U	No	580	1,821	3.14
KA88	NV	M	U	No	449	1,814	4.04
KCA	NV	M	U	No	370	1,813	4.90
KB282	NV	M	U	No	681	1,798	2.64
KR8 R	NV	M	UW	No	846	1,785	2.11
KA72	NV	M	U	No	330	1,779	5.39
KE382 B	NV	M	U	No	247	1,771	7.17
KB246	NV	M	U	No	589	1,743	2.96
KCS	NV	M	U	No	641	1,705	2.66
KA133	NV	M	U	No	380	1,695	4.46
KCBK	NV	M	U	No	518	1,652	3.19
KCT	NV	M	U	No	616	1,639	2.66
KCBL	NV	M	U	No	493	1,573	3.19
KB364	NV	M	U	No	540	1,555	2.88
K42B11F	NV	M	U	No	592	1,521	2.57
K42B11D	NV	M	U	No	580	1,491	2.57
KA121	NV	M	U	No	481	1,457	3.03
KA115	NV	M	U	No	195	1,396	7.16
KA69	NV	M	U	No	429	1,364	3.18
KA70	NV	M	U	No	429	1,364	3.18
K42B11N	NV	M	U	No	372	1,362	3.66
KB305	NV	M	U	No	259	1,329	5.13
KCY	NV	M	U	No	321	1,274	3.97
K42 BK	NV	M	U	No	308	1,232	4.00
KA124	NV	M	U	No	123	1,225	9.96
KR8 O	NV	M	UW	No	370	1,225	3.31
KCB	NV	M	U	No	247	1,210	4.90
KB341	NV	M	U	No	429	1,133	2.64
KB342	NV	M	U	No	429	1,133	2.64
KA136	NV	M	U	No	399	1,053	2.64
KB179	NV	M	U	No	170	986	5.80
KB280	NV	M	U	No	229	980	4.28
KA103	NV	M	U	No	190	927	4.88
KB171	NV	M	U	No	200	900	4.50
K42B11Q	NV	M	U	No	244	893	3.66
K42B11R	NV	M	U	No	244	893	3.66
KB161	NV	M	U	No	229	660	2.88
K42B11S	NV	M	U	No	244	608	2.49
K42B11T	NV	M	U	No	244	608	2.49
P60 B	NV	M	U	No	219	550	2.51

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

Appendix D
EXPLORATION DATA BY TARGET

Open Pit Resource estimates were completed on four targets areas, West Pit 1, West Pit 3, MK1 and Snake Road.

Resource estimation models were completed in South Africa and validated in Bema Gold’s office in Vancouver using the South African geologic model wire frames. The West Pit 1, West Pit 3 and MK models were re-run with capping applied and the more conservative ‘capped’ inferred resource was reported for the period ending December 31, 2004.

The appendices presented in the following pages include the South African resource model estimation methodology as well as the validation review by qualified personnel in Bema Gold’s Vancouver office.

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

D-1 West Pit 1 Target

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

MINERAL RESOURCE EVALUATION
31/01/2005

Westpit 1 Extension Grade Model

Prepared by Hein Boucher
Geologist
Petrex (Pty) Ltd

1

PARAMETERS:

Model Prototype

The following two model prototypes were used for the Black Reef zones:
1)	(Previously created block model representing Zones 1 & 2 (Black Reef-in-foot and Sandfill)

X increment (XINC):	10
Y increment (YINC):	20
Z increment (ZINC):	2
X origin (XMORIG):		-62300
Y origin (YMORIG):		-98700
Z origin (ZMORIG)	:	+1420
No of cells in X (NX)	100
No of cells in Y (NY)	50
No of cells in Z (NZ)	70

2)	Prototype model PXPROT for the updated WP1 Extension area (Zone 4), together with the updated unmined area represented by Zone 5.

X increment (XINC):	10
Y increment (YINC):	20
Z increment (ZINC):	2
X origin (XMORIG):		-62122
Y origin (YMORIG):		-98750
Z origin (ZMORIG)	:	+1420
No of cells in X (NX)	100
No of cells in Y (NY)	100
No of cells in Z (NZ)	80

Prototype model two (2) defines the model parameters of the final grade model.
Sub-cell splitting was performed.

2

Resource Calculation parameters Summary for Zone 4

Block sizes
X direction	10m
Y direction	20m
Z direction	2m

Table 1: Block model parameters

No blocks were removed from Zone 4 for resource estimation.

Zone 4 Search ellipse parameters

Search distance 1 (short axis)	80
Search distance 2 (long axis)	80
Search distance 3 (vertical axis)	80
Minimum samples used	3
Maximum samples used	10
Minimum Boreholes used	2
Interpolation method used	Inverse distance squared

Table 2: Pass 1 Search Ellipse parameters Black Reef

Search distance 1 (short axis)	160
Search distance 2 (long axis)	160
Search distance 3 (vertical axis)	160
Minimum samples used	6
Maximum samples used	20
Minimum boreholes used	2
Interpolation method used	Inverse distance squared

Table 3: Pass 2 Search Ellipse parameters for Black Reef

Zone 4 Grade estimation parameters
Value interpolated	Au
Borehole composite used	0.50m
Minimum BH composite	0.10m
Grade capping	None

Table 4: Grade estimation parameters and borehole composites

Resource Calculation paramers Summary for Zone 5

Block sizes
X direction	10m
Y direction	20m
Z direction	2m

Table 5: Block model parameters

3

No blocks were removed from Zone 5 for resource estimation.

Zone 4 Search ellipse parameters

Search distance 1 (short axis)	50
Search distance 2 (long axis)	50
Search distance 3 (vertical axis)	50
Minimum samples used	3
Maximum samples used	20
Interpolation method used	Inverse distance squared

Table 6: Pass 1 Search Ellipse parameters for Black Reef

Search distance 1 (short axis)	100
Search distance 2 (long axis)	100
Search distance 3 (vertical axis)	100
Minimum samples used	2
Maximum samples used	10
Interpolation method used	Inverse distance squared

Table 7: Pass 2 Search Ellipse parameters for Black Reef

Zone 5 Grade estimation parameters
Value interpolated	Au
Borehole composite used	0.50m
Minimum BH composite	0.10m (Siliceous), Carbonaceous not composited
Grade capping	“Flyer” values capped to 5 g/t

Table 8: Grade estimation parameters and borehole composites

4

Grade model parameters:

Wireframes

Enclosed wireframes for the following Black Reef Zones horizon were constructed: Zone 4 and Zone 5. For Zone 4, a wireframe was constructed using borehole-specific sections / strings. For Zone 5, two separate wireframes were constructed for the upper (siliceous) and lower (carbonaceous) lithological horizons. A major intersecting wireframe representing the total Zone 5 was than constructed in conjunction with the two previously mentioned wireframes. See Zone 4 “Grade Model” section for explanation. Reef zones were identified by a datamine colour legend, generated by the REEFCODES in the borehole database.

These wireframes were filled with empty cells (blocks) using the above prototype model (WP3PROT.DM and) and using the Datamine process TRIFIL. All wireframes were filled with cells along the XY plane.

Data

The required data for each unit was copied out of the main desurveyed drillhole file. The assay –and survey data was acquired from the main Petrex Opencast Access database, which was generated by manually entered data from hand-written borehole logs. The REEFCODE flag was used to create a subset of the main database for each unit. The units to be modeled were: Zone 4, Zone 5 Siliceous and Zone 5 Carbonaceous.

Variography

Experimental semi-variograms were not attempted for any of the Black Reef horizons, due to the data inconsistency that exists from borehole to borehole. It was assumed that an 80m search ellipse would best fit the Zone 4 area, while a 50m search ellipse would best fit the Zone 5 area. The above assumptions were based on borehole spacings (50m grid square) and indicative variogram ranges acquired from earlier experimental variography, as determined for Zone 1 for the JUL04 WP1 Grade Model. Refer to WP1 JUL-04 method statement.

Inverse Square Distance was used for grade estimation.

Drillhole compositing

Drillhole samples were composited using the Datamine process COMPDH. A composite length of 0.50m and a mini-composite length of 0.10m was used to composite each individual zonal data

5

set. Carbonaceous intersections for Zone 5 were not composited, due to the lack of borehole information.

Assumptions

The following assumptions were made for modeling.
1.	All surveys data is correct and all borehole collar surveys correspond with the drillholes it represents.
2.	Zones 2 (Sandfill) has a constant value of 2.00 g/t.
3.	The resource has not been depleted by any unknown mining.
4.	All data from the main database is correct and reliable.
5.	All QAQC results are correct and reliable.

Grade interpolation

In all cases, with the exclusion of Zone 5 internal waste, the datamine process ESTIMATE was used to interpolate Au grade into the empty block models.

Grade model files:

SAND (Sandfill) – refer to WP1JUN04 grade model

Wireframe files used:	SAND04.TR and SAND04.PT
Estimation method:	A value of 2.00 g/t was assigned using the process EXTRA.
Block Model File:	SAND.M
Density:	1.4
Zone:	2

Remarks
Constant values of 2.00 g/t were assigned to all the blocks in this blocks model. The density of sand (1.4 g/cm³) was added to the blocks using the Datamine process GENTRA.

6

RIF (Black Reef) – refer to WP1JUN04 grade model

CW
For the Black Reef R.I.F. Siliceous Facies, two separate value fields were interpolated into the empty block model. The first, CW (Channel width) was an accumulated Black Reef Siliceous Facies Reef-in-foot thickness (CWBH04.d), and was interpolated into the empty block model to simulate reef thickness. The Datamine process ESTIMATE was used to interpolate the CW values into the empty block cells.

Wireframe files used: BRBCDTM.tr and BRBCDTM.pt

Data File:	CWBH04.D
Reef code:	None
Empty Model File:	CWPMOD
Estimation method:	Inverse Squared Distance
Parameter Files:	Search - CWSCH
Estimation - CWEPAR
Variogram – None
Exp Variogram file:	CWVGRAM
Block Model File:	CWMOD
Density:	None

Raw data statistics (CW):

NUMBER OF SAMPLES	180
MAXIMUM	10.16
MINIMUM	0.00
MEAN	1.42
VARIANCE	3.68
STANDARD DEVIATION	1.92

Au

For Au (gold) g/t distribution, actual assays where interpolated originating from the drillhole file WP1BH04.d. Black Reef –and stope units where flagged and copied to drillhole file BR04.d using the REEFCODE values of the units. The Datamine process ESTIMATE was used to interpolate the AU values into the empty block cells.

Wireframe files used: BRBCDTM.tr and BRBCDTM.pt
Data File:	BR04.C
Reef code:	1
Empty Model File:	CWMOD

7

Estimation method:	Inverse Squared Distance
Parameter Files:	Search - BRSCH
Estimation - BREPAR
Variogram – None
Exp Variogram file:	BRVAR
Block Model File:	BRMOD
Density:	2.74

Raw data statistics (Au):

NUMBER OF SAMPLES	514
MAXIMUM	145.7
MINIMUM	0.01
MEAN	7.93
VARIANCE	194.2
STANDARD DEVIATION	13.94

Remarks
As mentioned earlier, variographic studies yielded no representative variograms for the Black Reef; thus, 100m-lags were used to obtain ranges for the search ellipse.

An empty block model was created for the Black Reef horizon. The macro “IDEAL CW 2” was used to create block cells with the Z-INC equal to the CW field. This new output block model was used as the input block model for AU interpolation.

The above two model files were previously created, and were combined into the file Z12.dm. No recent changes have been made to these two block models, as no sufficient additional data has been added to the Zones 1 and 2 regions.

Zone 4 (Black Reef)

Wireframe files used: Z41.TR and Z41.PT
Data File:	brsi.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – Z4SCH
Estimation – Z4EPAR
Variogram – None
Exp Variogram file:	None
Block Model File:	Z4MOD
Density:	1.43
Zone:	4

8

Raw data statistics (AU):

NUMBER OF SAMPLES	1001
MAXIMUM	100.9
MINIMUM	0.01
MEAN	4.15
VARIANCE	53.04
STANDARD DEVIATION	7.3

Remarks
Zone 4 represents an area of under-investigated Black Reef that shows an average Reef-in-situ thickness of 52% over the whole Black Reef channel width. Therefore, it is assumed that the average mined portion represents 48%, which allows for a density of 1.43 g/cm³ to be applied for tonnage calculation. It should be taken into account that the average drillhole spacing is 50m, which is not sufficient to define Zone 4 confidently. Tonnage and grade calculations should be taken as indicative, as insufficient drillhole spacing could result in an overestimation of in-situ contents.

Zone 5 (Siliceous)

Wireframe files used: Z5SI.TR and Z5SI.PT
Data File:	brsi.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – Z5SCH
Estimation Z5EPAR
Variogram – None
Exp Variogram file:	None
Block Model File:	Z5SM.dm
Density:	2.74
Zone:	5

Raw data statistics (AU):

NUMBER OF SAMPLES	1001
MAXIMUM	100.9
MINIMUM	0.01
MEAN	4.15
VARIANCE	53.04
STANDARD DEVIATION	7.3

9

Zone 5 (Carbonaceous)

Wireframe files used: Z5CA.TR and Z5CA.PT
Data File:	cbh.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – Z5SCH
Estimation Z5EPAR
Variogram – None
Exp Variogram file:	None
Block Model File:	Z5CM.dm
Density:	2.74
Zone:	6

Raw data statistics (AU):

NUMBER OF SAMPLES	426
MAXIMUM	31.05
MINIMUM	0.01
MEAN	1.08
VARIANCE	5.05
STANDARD DEVIATION	2.25

Remarks
The above two horizons have been modeled using drillhole intersections. The area in question has been identified as an un-mined portion of Black Reef, as indicated by drillholes, but the precise limits of this un-mined area is poorly defined. This could indicate an over-stated resource for Zone 5, thus, further investigation could be required.

Black Reef Siliceous and Black Reef Carbonaceous, which reflects the upper –and lower reef bands of Zone 5, separated by a band of internal quartzite waste, has been modeled separately. The quartzite waste was created using a wireframe to copy out the total Zone 5 empty block model, adding a value of 0.10 g/t, and overwriting the resultant blocks with the grade blocks created for each of the two Zone 5 bands.

10

Final Model:
(W1J05.DM)

To arrive at the final grade block model W1J05.DM, all of the above mentioned block models were added together using the datamine process ADDMOD. The Datamine process EXTRA was used to replace any blocks with missing Au values with a default value of 0.10 g/t.

To arrive at the final resource figure, the mined portion of Zones 1 & 2 was removed by using an edited DTM of the Westpit 1 Jan 2005 Month-end Survey (Final survey) using the Datamine process SELWF.

In all cases, the Datamine processes GENTRA (for adding density –and zone fields) and ADDMOD (adding grade models together to arrive to a composite model) were used to arrive to the final grade model.

Figure 1: Image indicating the ADDMOD process for the grade model W1J05.dm

11

Resource Figures:

The following figures were generated for the ore resource / reserve:

ZONE	DENSITY	VOLUME	TONNES	AU	CONTENT
Zone 1 Siliceous Black Reef	2.74	117,111	320,885	3.92	1,257,715
Zone 2 Sandfill	1.4	339,508	475,310	2.00	950,620
Zone 4 Black Reef homogeneous	1.43	1,165,341	1,666,438	2.01	3,355,599
Zone 5 Siliceous	2.74	43,071	118,015	2.22	262,398
Zone 6 Carbonaceous	2.74	14,716	40,321	2.21	89,254
TOTAL	1.56	1,679,747	2,620,970	2.26	5,915,586

Table 6: Grade model zonal reef grade / tonnage breakdown (mined out: WP1 17 Jan-05 wireframe)

Range	Volume	Tons	Au (g/t)	Content (g Au)
0.0 - 0.5	1,068,216	2,887,295	0.01	31,692
0.5 - 1.0	202,158	295,948	0.79	234,367
1.0 - 1.5	229,840	345,060	1.25	429,665
1.5 - 2.0	214,663	331,966	1.73	575,555
2.0 - 2.5	573,010	836,298	2.11	1,764,880
2.5 - 3.0	153,253	242,254	2.74	663,858
3.0 - 4.0	159,377	290,088	3.46	1,005,075
4.0 - 5.0	62,306	117,389	4.42	518,958
5.0 - 6.0	30,740	63,926	5.46	348,755
6.0 - 7.0	10,898	23,475	6.40	150,169
7.0 - 8.0	3,275	7,902	7.43	58,704
8.0 - 9.0	2,079	5,217	8.51	44,381
9.0 - 10.0	1,531	3,441	9.36	32,191
10.0 - 20.0	2,693	5,082	13.77	69,983
TOTAL	1,443,666	2,272,099	2.49	5,662,177

The cut-off grade of 1.00 g/t was used to derive the above quoted figure

Table 7: Westpit 1 resource grade – tonnage results (less WP1 17 Jan-05 survey)

The above resource reflects the total resource less Black Reef removed by opencast mining for total life of pit (up to 17 Jan-05).

Hein Boucher
Geologist
Petrex (Pty) Ltd
31/01/2005

12

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: WP1 EXTENSION– GRADE MODEL REVIEW
DATE: 3/14/2005
PREPARED BY: ANDREW BROWN M.Sc., P.Geo.
FILE: WP1 RESOURCE REVIEW.DOC

WP1 EXTENSION GRADE MODEL REVIEW

This report summarizes the review process for the WP1 Extension Grade Model. The original calculation was made on site by a qualified member of the Petrex (Pty.) Ltd technical staff and submitted to Bema Gold Corporation on January 31st, 2005 as part of the Westpit 1 Extension Grade Model Method Statement. The objective of the review process was to examine the available geological data and verify the accuracy of the reported gold resource. The review used original data only; no new grade models were calculated.

The file W1J05.dm contained the grade model under review. This current review of the model included visual checks on the spatial distribution of gold through the model cells at zero grade cutoff and tabulation of tons and grade for individual zones within the model.

Base comparisons at zero cutoff grade were made between the model and the check tabulations (Table 1). Average gold grade statistics were tonnage weighted. The model and check tabulations compare favourably, but slight differences are noted between the figures for Zones 1 and 2. These differences are attributed to small errors in the wireframe surface WP117JAN05.TR, which was used to remove the mined out portion of the pit from the remaining resource. The model average grade is particularly sensitive to high grade in the mined portion of Zone 1 (approximately 102, 469 tonnes averaging 9.45 g/t Au). Imprecise selection of model cells in this location may result in high grade material being incorrectly tabulated with resource portion of Zone 1, resulting in a small overstatement of the average grade of the resource.

At the time of this report, model grade and tonnes have not been reconciled to the 2004 production totals for Westpit 1. This issue and the possible errors in the wireframe surface will be addressed during the Westpit 1 Model Revision, which is scheduled for completion later this month.

Petrex grade model			Bema model check
	W1J05 tonnes	W1J05 Au g/t	Check tonnes	Check Au g/t	% diff tonnes	% diff grade
Zone 1	320,885	3.92	335,391	4.12	4.33	4.85
Zone 2	476,310	2.00	476,197	2.00	-0.02	0
Zone 4	1,666,438	2.01	1,666,438	2.01	0	0
Zone 5	118,015	2.22	118,015	2.22	0	0
Zone 6	40,321	2.21	40,321	2.21	0	0
Total	2,621,969	2.25	2,636,362	2.29	0.55	1.51
Table 1. Comparison of reported versus checked tabulation of Au grades (g/t) and tonnages for WP1J05 grade model above a 0.0 g/t cutoff grade.

The model check grades and tonnes were tabulated for a 1 g/t cutoff grade for each zone within the model (Table 2). The final tabulations for each model omit the Sandfill Zone 2 from the resource. In all, the results of the model review compare favourably with the resources quoted in the Westpit 1 Extension Grade Model Method Statement.

With a total resource of 1,811,795 tonnes at 2.67 g/t Au at a 1 g/t cutoff grade, the model check shows a 2.64% increase in contained metal over the original grade model of 1,796,789 tonnes at 2.62 g/t Au at a 1g/t Au cutoff grade (Table 3).

	Tonnes	Grade (Au g/t)	‘000s grams
Zone 1	322,731	4.27	1378
Zone 2	-	-	-
Zone 4	1,341,596	2.32	3113
Zone 5	109,057	2.35	256
Zone 6	38,411	2.28	88
Total all zones	1,811,795	2.67	4835
Table 2. Tabulation of model check grades (Au g/t) and tonnes at a 1 g/t grade cutoff.

Project: Petrex
Company: Bema Gold
Data: WP1 Block Model Validation

Project:	Petrex, South Africa	15-Mar-05
Company:	Bema Gold Corp.
Data:	Surface Drilling Collars West Pit 1 Target

WESTPIT 1 PROJECT

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
1	FUT1	-61,657.627	-2,898,042.300	1,597.162	-	-90	131.56
2	FUT2	-61,694.706	-2,897,979.474	1,598.545	-	-90	103.34
3	FUT3	-61,746.349	-2,897,935.126	1,599.126	-	-90	120.30
4	SL2	-61,627.664	-2,897,918.182	1,570.258	-	-90	50.25
5	SL3	-61,643.955	-2,897,905.899	1,569.096	-	-90	50.37
6	SL4	-61,665.946	-2,897,896.800	1,569.543	-	-90	50.27
7	WP1-001	-61,716.480	-2,898,035.000	1,598.662	-	-90	121.90
8	WP1-002	-61,582.500	-2,897,964.000	1,576.103	-	-90	80.28
9	WP1-003	-61,546.710	-2,897,953.000	1,559.275	-	-90	51.35
10	WP1-004	-61,578.410	-2,897,922.000	1,563.250	-	-90	98.92
11	WP1-005	-61,706.658	-2,897,866.231	1,570.331	-	-90	47.38
12	WP1-006	-61,549.435	-2,898,005.085	1,582.756	-	-90	62.50
13	WP1-007	-61,518.095	-2,898,039.384	1,585.708	-	-90	76.62
14	WP1-008	-61,494.633	-2,898,085.862	1,594.290	-	-90	116.08
15	WP1-009	-61,529.987	-2,898,071.955	1,588.767	-	-90	77.40
16	WP1-010	-61,644.219	-2,898,011.026	1,596.889	-	-90	103.59
17	WP1-011	-61,690.592	-2,898,092.223	1,597.511	-	-90	124.60
18	WP1-012	-61,526.880	-2,897,880.710	1,561.979	-	-90	31.00
19	WP1-013	-61,511.924	-2,897,893.712	1,561.948	-	-90	47.85
20	WP1-014	-61,503.828	-2,897,924.310	1,554.127	-	-90	96.95
21	WP1-015	-61,539.119	-2,897,896.057	1,557.453	-	-90	9.98
22	WP1-016	-61,522.033	-2,897,908.348	1,556.035	-	-90	6.43
23	WP1-017	-61,536.687	-2,897,923.740	1,551.188	-	-90	11.00
24	WP1-018	-61,547.899	-2,897,905.962	1,553.768	-	-90	10.47
25	WP1-019	-61,562.237	-2,897,894.027	1,554.914	-	-90	69.44
26	WP1-020	-61,684.681	-2,897,850.507	1,553.386	-	-90	15.47
27	WP1-021	-61,695.646	-2,897,849.277	1,553.322	-	-90	11.00
28	WP1-022	-61,570.486	-2,897,977.946	1,579.403	-	-90	102.68
29	WP1-023	-61,612.461	-2,898,032.675	1,588.800	-	-90	106.18
30	WP1-024	-61,579.840	-2,898,055.807	1,588.483	-	-90	97.71
31	WP1-025	-61,575.362	-2,897,912.619	1,550.878	-	-90	109.29
32	WP1-026	-61,631.894	-2,898,008.046	1,581.372	-	-90	91.68
33	WP1-027	-61,585.522	-2,897,905.363	1,550.549	-	-90	89.69
34	WP1-028	-61,563.382	-2,897,922.183	1,548.886	-	-90	124.60
35	WP1-029	-61,724.017	-2,897,837.781	1,570.623	-	-90	82.98
36	WP1-030	-61,640.430	-2,897,991.976	1,580.792	-	-90	95.78
37	WP1-031	-61,453.531	-2,898,031.310	1,592.838	-	-90	69.05
38	WP1-032	-61,479.608	-2,898,054.634	1,593.608	-	-90	81.00
39	WP1-033	-61,434.741	-2,898,011.105	1,592.674	-	-90	88.30
40	WP1-034	-61,476.800	-2,898,074.010	1,593.762	-	-90	84.94
41	WP1-035	-61,600.584	-2,897,949.375	1,559.887	-	-90	83.97
42	WP1-036	-61,589.487	-2,897,966.015	1,560.070	-	-90	35.46
43	WP1-037	-61,697.262	-2,897,962.446	1,573.441	-	-90	80.26
44	WP1-038	-61,678.621	-2,897,970.596	1,572.518	-	-90	117.20
45	WP1-039	-61,678.144	-2,897,989.843	1,572.585	-	-90	98.42
46	WP1-040	-61,540.293	-2,898,022.647	1,565.410	-	-90	104.41
47	WP1-041	-61,661.991	-2,897,999.085	1,573.253	-	-90	95.65
48	WP1-042	-61,685.369	-2,898,004.557	1,581.073	-	-90	99.66
49	WP1-043	-61,644.000	-2,897,967.000	1,572.527	-	-90	59.41
50	WP1-044	-61,638.309	-2,898,028.033	1,576.557	-	-90	79.18
51	WP1-045	-61,592.765	-2,898,035.418	1,573.108	-	-90	95.60
52	WP1-046	-61,706.687	-2,898,005.371	1,589.705	-	-90	99.05

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
53	WP1-047	-61,733.880	-2,898,025.412	1,598.901	-	-90	114.54
54	WP1-048	-61,699.068	-2,898,043.792	1,598.382	-	-90	116.50
55	WP1-049	-61,672.390	-2,898,101.285	1,596.064	-	-90	122.90
56	WP1-050	-61,615.844	-2,898,128.556	1,595.913	-	-90	133.30
57	WP1-051	-61,655.196	-2,898,110.062	1,596.291	-	-90	123.16
58	WP1-052	-61,725.371	-2,898,072.974	1,598.135	-	-90	121.92
59	WP1-053	-61,709.422	-2,898,084.677	1,597.602	-	-90	122.78
60	WP1-054	-61,631.220	-2,898,067.539	1,587.708	-	-90	98.01
61	WP1-055	-61,611.594	-2,898,077.844	1,587.085	-	-90	100.40
62	WP1-056	-61,651.356	-2,898,029.681	1,581.345	-	-90	87.91
63	WP1-057	-61,733.166	-2,897,909.038	1,589.872	-	-90	90.54
64	WP1-058	-61,628.711	-2,898,050.284	1,580.873	-	-90	89.13
65	WP1-059	-61,549.271	-2,898,001.407	1,535.966	-	-90	12.07
66	WP1-060	-61,749.375	-2,898,015.312	1,599.265	-	-90	118.10
67	WP1-061	-61,582.790	-2,897,965.070	1,535.242	-	-90	118.60
68	WP1-062	-61,728.612	-2,898,050.528	1,598.676	-	-90	118.12
69	WP1-063	-61,603.659	-2,897,960.301	1,533.642	-	-90	55.21
70	WP1-064	-61,641.213	-2,897,914.460	1,548.199	-	-90	97.50
71	WP1-065	-61,659.078	-2,898,142.573	1,596.423	-	-90	131.49
72	WP1-066	-61,655.088	-2,897,947.534	1,546.027	-	-90	130.77
73	WP1-067RE	-61,735.219	-2,897,900.919	1,589.787	-	-90	100.27
74	WP1-068	-61,640.202	-2,898,148.710	1,596.165	-	-90	125.87
75	WP1-069	-61,612.449	-2,897,988.136	1,541.327	-	-90	58.23
76	WP1-070	-61,679.125	-2,898,143.593	1,596.640	-	-90	132.92
77	WP1-071	-61,620.070	-2,898,145.945	1,596.108	-	-90	134.17
78	WP1-072	-61,639.532	-2,898,124.063	1,595.090	-	-90	124.32
79	WP1-073	-61,690.076	-2,898,119.715	1,596.685	-	-90	127.89
80	WP1-074	-61,727.337	-2,898,098.545	1,597.525	-	-90	127.40
81	WP1-075	-61,744.811	-2,898,090.967	1,597.835	-	-90	127.01
82	WP1-076	-61,763.990	-2,898,088.313	1,598.339	-	-90	131.91
83	WP1-077	-61,700.188	-2,898,112.623	1,597.539	-	-90	127.25
84	WP1-078	-61,671.730	-2,898,128.838	1,596.016	-	-90	131.50
85	WP1-079	-61,608.490	-2,898,116.218	1,586.295	-	-90	115.03
86	WP1-080	-61,623.694	-2,898,103.161	1,587.999	-	-90	118.12
87	WP1-081	-61,692.766	-2,897,888.572	1,558.880	-	-90	56.11
88	WP1-082	-61,638.841	-2,898,090.763	1,588.124	-	-90	112.18
89	WP1-083	-61,660.092	-2,898,069.742	1,588.464	-	-90	106.05
90	WP1-084	-61,676.893	-2,898,056.392	1,588.993	-	-90	114.79
91	WP1-085	-61,750.336	-2,897,934.266	1,589.916	-	-90	108.97
92	WP1-086	-61,763.168	-2,897,959.177	1,590.811	-	-90	1.00
93	WP1-087	-61,708.305	-2,898,033.834	1,589.546	-	-90	131.91
94	WP1-088	-61,720.734	-2,898,017.297	1,590.501	-	-90	110.83
95	WP1-089	-61,737.631	-2,898,008.192	1,590.733	-	-90	115.18
96	WP1-090	-61,753.164	-2,897,995.904	1,591.048	-	-90	106.99
97	WP1-091	-61,788.184	-2,898,022.170	1,600.105	-	-90	127.00
98	WP1-092	-61,749.778	-2,898,065.485	1,598.716	-	-90	128.26
99	WP1-093	-61,784.063	-2,898,120.798	1,598.232	-	-90	1.00
100	WP1-094	-61,760.808	-2,898,077.956	1,598.715	-	-90	130.18
101	WP1-095	-61,780.580	-2,898,092.922	1,598.693	-	-90	136.18
102	WP1-096	-61,764.275	-2,898,103.833	1,598.345	-	-90	136.18
103	WP1-097	-61,744.918	-2,898,114.382	1,597.486	-	-90	131.80
104	WP1-098	-61,729.233	-2,898,125.337	1,597.219	-	-90	136.18
105	WP1-099	-61,710.436	-2,898,134.913	1,596.557	-	-90	133.47
106	WP1-100	-61,694.993	-2,898,138.758	1,596.607	-	-90	136.20
107	WP1-101	-61,710.287	-2,898,154.232	1,596.688	-	-90	137.60
108	WP1-102	-61,600.972	-2,898,152.464	1,596.135	-	-90	141.48
109	WP1-103	-61,579.444	-2,898,143.080	1,595.949	-	-90	126.90
110	WP1-104	-61,522.533	-2,898,101.500	1,584.945	-	-90	117.06
111	WP1-105	-61,632.989	-2,898,174.440	1,601.762	-	-90	151.40

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
112	WP1-106	-61,662.398	-2,898,153.083	1,596.305	-	-90	140.68
113	WP1-107	-61,514.975	-2,898,081.695	1,583.592	-	-90	75.00
114	WP1-108	-61,688.844	-2,898,157.543	1,596.538	-	-90	150.98
115	WP1-109	-61,539.015	-2,898,090.280	1,583.361	-	-90	117.06
116	WP1-110	-61,555.744	-2,898,088.864	1,582.432	-	-90	116.81
117	WP1-111	-61,684.518	-2,898,174.807	1,596.452	-	-90	120.43
118	WP1-112	-61,730.599	-2,898,149.712	1,596.999	-	-90	144.88
119	WP1-113	-61,550.751	-2,898,113.485	1,582.887	-	-90	114.98
120	WP1-114	-61,533.018	-2,898,124.242	1,584.681	-	-90	111.98
121	WP1-115	-61,550.349	-2,898,135.206	1,584.912	-	-90	112.55
122	WP1-116	-61,569.638	-2,898,128.138	1,584.993	-	-90	114.98
123	WP1-117	-61,589.437	-2,898,123.722	1,585.147	-	-90	117.98
124	WP1-118	-61,566.097	-2,898,107.681	1,581.042	-	-90	111.98
125	WP1-119	-61,747.611	-2,897,830.228	1,586.379	-	-90	66.98
126	WP1-120	-61,754.143	-2,897,850.180	1,587.725	-	-90	69.98
127	WP1-121	-61,762.344	-2,897,864.922	1,587.501	-	-90	78.98
128	WP1-122	-61,774.746	-2,897,910.140	1,586.873	-	-90	109.65
129	WP1-123	-61,782.748	-2,897,930.535	1,590.921	-	-90	99.87
130	WP1-124	-61,789.387	-2,897,946.578	1,591.258	-	-90	96.88
131	WP1-125	-61,766.502	-2,898,012.690	1,590.445	-	-90	131.49
132	WP1-126	-61,781.689	-2,897,992.746	1,590.604	-	-90	114.98
133	WP1-127	-61,794.405	-2,897,971.575	1,591.633	-	-90	108.98
134	WP1-128	-61,809.309	-2,897,951.122	1,592.150	-	-90	123.98
135	WP1-129	-61,807.346	-2,897,931.826	1,592.776	-	-90	95.44
136	WP1-130	-61,770.192	-2,897,977.273	1,586.407	-	-90	102.98
137	WP1-131	-61,797.517	-2,897,914.715	1,593.910	-	-90	106.98
138	WP1-132	-61,791.164	-2,897,896.217	1,595.690	-	-90	105.98
139	WP1-133	-61,782.369	-2,897,876.597	1,597.678	-	-90	99.98
140	WP1-134	-61,762.014	-2,898,049.908	1,598.964	-	-90	120.80
141	WP1-135	-61,774.353	-2,898,036.757	1,599.320	-	-90	132.11
142	WP1-136	-61,798.877	-2,898,005.344	1,599.597	-	-90	122.75
143	WP1-137	-61,815.834	-2,897,976.787	1,601.225	-	-90	119.19
144	WP1-138	-61,818.554	-2,897,995.930	1,601.722	-	-90	121.30
145	WP1-139	-61,819.444	-2,898,023.211	1,600.856	-	-90	129.00
146	WP1-140	-61,807.325	-2,898,038.875	1,600.228	-	-90	130.81
147	WP1-141	-61,792.472	-2,898,051.130	1,599.156	-	-90	132.98
148	WP1-142	-61,777.252	-2,898,050.107	1,599.090	-	-90	127.90
149	WP1-143	-61,777.543	-2,898,063.183	1,598.676	-	-90	125.18
150	WP1-144	-61,829.272	-2,898,058.046	1,600.628	-	-90	138.98
151	WP1-145	-61,814.898	-2,898,074.496	1,600.240	-	-90	141.57
152	WP1-146	-61,800.154	-2,898,084.202	1,599.562	-	-90	138.50
153	WP1-147	-61,828.125	-2,897,933.806	1,602.157	-	-90	120.98
154	WP1-148	-61,831.874	-2,897,957.880	1,601.953	-	-90	119.37
155	WP1-149	-61,835.614	-2,897,984.924	1,601.972	-	-90	126.47
156	WP1-150	-61,842.089	-2,898,007.619	1,601.996	-	-90	120.77
157	WP1-151	-61,860.319	-2,897,992.383	1,602.074	-	-90	98.94
158	WP1-152	-61,780.745	-2,898,124.942	1,598.214	-	-90	138.55
159	WP1/153	-61,633.764	-2,898,568.453	1,594.354	-	-90	144.02
160	WP1/154	-61,681.971	-2,898,560.048	1,594.419	-	-90	155.00
161	WP1/155	-61,762.865	-2,898,498.481	1,595.443	-	-90	154.20
162	WP1/156	-61,777.068	-2,898,435.167	1,596.531	-	-90	152.79
163	WP1/157	-61,660.348	-2,898,194.122	1,596.089	-	-90	123.98
164	WP1/158	-61,691.709	-2,898,238.097	1,596.758	-	-90	156.98
165	WP1/159	-61,710.211	-2,898,229.838	1,597.062	-	-90	159.98
166	WP1/160	-61,728.065	-2,898,222.896	1,597.087	-	-90	138.93
167	WP1/161	-61,746.438	-2,898,215.134	1,597.551	-	-90	159.98
168	WP1/162	-61,765.218	-2,898,206.238	1,598.004	-	-90	160.13
169	WP1/163	-61,783.617	-2,898,199.400	1,598.549	-	-90	162.98
170	WP1/164	-61,802.462	-2,898,191.570	1,598.677	-	-90	160.68

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
171	WP1/165	-61,820.243	-2,898,183.191	1,598.994	-	-90	165.98
172	WP1/166	-61,840.469	-2,898,175.386	1,599.887	-	-90	157.43
173	WP1/167	-61,856.542	-2,898,168.088	1,601.443	-	-90	165.98
174	WP1/168	-61,876.145	-2,898,160.362	1,601.574	-	-90	165.98
175	WP1/169	-61,845.837	-2,898,130.205	1,601.085	-	-90	161.23
176	WP1/170	-61,863.215	-2,898,122.414	1,601.457	-	-90	162.98
177	WP1/171	-61,881.888	-2,898,114.382	1,602.221	-	-90	159.98
178	WP1/172	-61,888.116	-2,897,999.415	1,603.400	-	-90	135.98
179	WP1/173	-61,878.658	-2,898,089.412	1,602.270	-	-90	154.19
180	WP1/174	-61,914.259	-2,898,011.843	1,604.028	-	-90	160.68
181	WP1/175	-61,867.307	-2,898,049.072	1,602.396	-	-90	135.98
182	WP1/176	-61,897.360	-2,898,107.161	1,602.443	-	-90	160.98
183	WP1/177	-61,882.760	-2,898,036.982	1,602.566	-	-90	138.98
184	WP1/178	-61,916.097	-2,898,073.737	1,603.071	-	-90	138.98
185	WP1/179	-61,899.312	-2,898,024.356	1,602.995	-	-90	138.98
186	WP1/180	-61,655.542	-2,898,254.003	1,596.232	-	-90	159.98
187	WP1/181	-61,896.690	-2,898,081.466	1,602.786	-	-90	153.18
188	WP1/182	-61,618.040	-2,898,268.862	1,602.349	-	-90	165.98
189	WP1/183	-61,581.672	-2,898,284.013	1,602.430	-	-90	165.98
190	WP1/184	-61,898.808	-2,898,152.338	1,602.345	-	-90	179.88
191	WP1/185	-61,544.402	-2,898,300.091	1,601.553	-	-90	169.98
192	WP1/186	-61,512.266	-2,898,317.055	1,597.874	-	-90	168.98
193	WP1/187	-61,922.530	-2,898,032.125	1,603.333	-	-90	163.98
194	WP1/188	-61,850.131	-2,898,228.864	1,599.249	-	-90	167.93
195	WP1/189a	-61,678.456	-2,898,200.209	1,596.534	-	-90	142.90
196	WP1/189b	-61,697.795	-2,898,197.905	1,596.884	-	-90	153.96
197	WP1/190	-61,814.102	-2,898,244.442	1,598.128	-	-90	168.13
198	WP1/191	-61,964.117	-2,898,054.466	1,604.900	-	-90	166.33
199	WP1/192	-61,776.906	-2,898,259.958	1,597.428	-	-90	167.00
200	WP1/193	-61,862.293	-2,897,933.449	1,596.564	-	-90	118.98
201	WP1/194	-61,805.460	-2,898,143.624	1,591.203	-	-90	145.88
202	WP1/195	-61,739.051	-2,898,276.509	1,597.055	-	-90	165.13
203	WP1/196	-61,973.781	-2,898,002.684	1,605.135	-	-90	159.98
204	WP1/197	-61,704.685	-2,898,293.619	1,596.781	-	-90	170.73
205	WP1/198	-61,751.305	-2,898,172.276	1,583.736	-	-90	132.41
206	WP1/199	-61,935.155	-2,897,939.452	1,611.422	-	-90	162.98
207	WP1/200	-61,906.049	-2,897,904.532	1,611.840	-	-90	128.03
208	WP1/201	-61,666.427	-2,898,307.279	1,596.582	-	-90	144.13
209	WP1/202	-61,623.179	-2,898,223.293	1,601.361	-	-90	125.56
210	WP1/203	-61,954.996	-2,897,979.199	1,611.639	-	-90	125.40
211	WP1/204	-61,629.457	-2,898,322.432	1,595.703	-	-90	165.13
212	WP1/205	-61,595.668	-2,898,342.689	1,595.373	-	-90	171.13
213	WP1/206	-62,012.802	-2,898,052.011	1,607.938	-	-90	114.98
214	WP1/207	-61,604.537	-2,898,231.021	1,601.428	-	-90	171.13
215	WP1/208	-61,555.946	-2,898,353.953	1,595.687	-	-90	171.13
216	WP1/209	Redrilled as WP1/222
217	WP1/210	-61,864.284	-2,897,937.767	1,596.760	-	-90	171.13
218	WP1/211	-61,567.712	-2,898,246.545	1,601.128	-	-90	151.48
219	WP1/212	-61,581.974	-2,898,395.687	1,594.831	-	-90	171.00
220	WP1/213	-61,889.501	-2,897,971.294	1,599.486	-	-90	95.50
221	WP1/214	-61,586.960	-2,898,238.434	1,601.401	-	-90	160.01
222	WP1/215	-61,929.485	-2,898,194.410	1,605.316	-	-90	162.98
223	WP1/216	-61,628.506	-2,898,375.072	1,595.452	-	-90	171.03
224	WP1/217	-61,891.868	-2,898,210.719	1,602.394	-	-90	165.98
225	WP1/218	-61,673.624	-2,898,357.200	1,598.839	-	-90	180.13
226	WP1/219	-61,536.521	-2,898,415.278	1,605.366	-	-90	139.63
227	WP1/220	-61,933.673	-2,897,857.959	1,603.223	-	-90	86.22
228	WP1/221	-61,719.694	-2,898,337.165	1,596.595	-	-90	177.13
229	WP1/222	-61,896.148	-2,897,843.468	1,602.439	-	-90	96.98

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
230	WP1/223	-61,866.391	-2,897,851.340	1,601.341	-	-90	97.12
231	WP1/224	-61,758.920	-2,898,375.852	1,597.187	-	-90	180.50
232	WP1/225	-61,765.731	-2,898,318.210	1,597.220	-	-90	171.13
233	WP1/226	-61,979.031	-2,897,846.610	1,604.132	-	-90	83.02
234	WP1/227	-61,812.027	-2,898,298.023	1,597.885	-	-90	168.13
235	WP1/228	-62,031.042	-2,897,947.780	1,605.941	-	-90	126.58
236	WP1/229	-61,712.329	-2,898,395.324	1,596.490	-	-90	187.28
237	WP1/230	-62,011.046	-2,898,051.837	1,608.022	-	-90	131.85
238	WP1/231	-61,591.813	-2,898,444.495	1,594.344	-	-90	186.13
239	WP1/232	-61,995.452	-2,898,086.324	1,605.002	-	-90	135.98
240	WP1/233	-61,630.843	-2,898,218.360	1,601.303	-	-90	155.75
241	WP1/234	-62,030.130	-2,897,999.160	1,611.233	-	-90	126.98
242	WP1/235	-61,984.354	-2,897,884.806	1,604.388	-	-90	126.00
243	WP1/236	-61,579.524	-2,898,198.974	1,599.819	-	-90	148.17
244	WP1/237	-61,919.824	-2,897,965.023	1,609.505	-	-90	140.98
245	WP1/238	-61,907.570	-2,897,936.171	1,610.624	-	-90	138.95
246	WP1/239	-61,524.560	-2,898,168.378	1,588.170	-	-90	111.35
247	WP1/240	-61,940.931	-2,897,903.680	1,612.559	-	-90	142.60
248	WP1/241	-61,512.612	-2,898,199.335	1,592.054	-	-90	132.03
249	WP1/242	-61,977.354	-2,897,919.627	1,611.109	-	-90	138.98
250	WP1/243	-61,666.443	-2,898,415.618	1,602.620	-	-90	193.98
251	WP1/244	-61,865.995	-2,897,961.769	1,597.700	-	-90	120.13
252	WP1/245	-61,724.695	-2,898,446.144	1,596.316	-	-90	159.08
253	WP1/246	-61,537.276	-2,898,223.442	1,600.845	-	-90	150.53
254	WP1/247	-61,560.774	-2,898,211.635	1,600.441	-	-90	153.13
255	WP1/248	-61,943.837	-2,898,123.510	1,620.525	-	-90	171.38
256	WP1/249	-61,960.944	-2,898,093.615	1,620.916	-	-90	168.98
257	WP1/250	-61,512.725	-2,898,269.840	1,596.279	-	-90	150.13
258	WP1/251	-61,583.510	-2,898,505.710	1,594.660	-	-90	202.13
259	WP1/252	-61,627.850	-2,898,438.230	1,604.600	-	-90	209.98
260	WP1/253	-61,639.590	-2,898,480.800	1,607.540	-	-90	221.18
261	WP1/254	-61,803.540	-2,898,354.630	1,597.800	-	-90	184.98
262	WP1/255	-61,670.680	-2,898,463.650	1,606.770	-	-90	210.98
263	WP1/256	-62,041.680	-2,898,149.590	1,609.850	-	-90	171.88
264	WP1/257	-61,540.330	-2,898,524.520	1,593.900	-	-90	210.98
265	WP1/258	-61,889.680	-2,898,266.580	1,603.560	-	-90	183.98
						Total	32560.76

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

D-2 West Pit 3 & 4 Target

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

MINERAL RESOURCE EVALUATION

18/01/2005

Westpit 3/4 Grade Model

Prepared by Hein Boucher
Geologist
Petrex (Pty) Ltd

1

PARAMETERS:

Model Prototype

The following model prototype (WP3ROT.DM) was used for all the Black Reef zones.
The model parameters are:

X increment (XINC):	10
Y increment (YINC):	10
Z increment (ZINC):	2
X origin (XMORIG):		-63248
Y origin (YMORIG):		-97856
Z origin (ZMORIG)	:	+1500
No of cells in X (NX)	70
No of cells in Y (NY)	65
No of cells in Z (NZ)	100

Resource Calculation paramers Summary

Block sizes
X direction	10m
Y direction	10m
Z direction	2m

Table 1: Block model parameters

Some blocks were removed from to final block model for resource estimation

Search ellipse parameters

Search distance 1 (short axis)	40
Search distance 2 (long axis)	40
Search distance 3 (vertical axis)	40
Minimum samples used	3
Maximum samples used	20
Interpolation method used	Inverse distance squared

Table 2: Pass 1 Search Ellipse parameters for Band 1 - 3

Search distance 1 (short axis)	100
Search distance 2 (long axis)	100
Search distance 3 (vertical axis)	100
Minimum samples used	3
Maximum samples used	20
Interpolation method used	Inverse distance squared

Table 3: Pass 2 Search Ellipse parameters for Band 1 - 3

2

Search distance 1 (short axis)	40
Search distance 2 (long axis)	40
Search distance 3 (vertical axis)	5
Minimum samples used	3
Maximum samples used	20
Interpolation method used	Inverse distance squared

Table 4: Pass 1 Search Ellipse parameters for Basal

Grade estimation parameters
Value interpolated	Au
Borehole composite used	0.50m
Minimum BH composite	0.10m
Grade capping	None

Table 5: Grade estimation parameters and borehole composites

Sub-cell splitting was performed.

Grade model parameters:

Wireframes

Enclosed wireframes for the following Black Reef Zones horizon were constructed: Band 1, Band 2, Band 3 and Basal. Wireframes where constructed using borehole-specific sections / strings, trending roughly East-West. Reef zones where identified by a datamine colour legend, generated by the REEFCODES in the borehole database.

These wireframes were filled with empty cells (blocks) using the above prototype model (WP3PROT.DM and) and using the Datamine process TRIFIL. All wireframes, except for the BASAL zone (XZ), where filled with cells along the XY plane.

Data

The required data for each unit was copied out of the main desurveyed drillhole file. The assay –and survey data was aquired from the main Petrex Opencast Access database, which was generated by manually entered from hand-writen borehole logs. The REEFCODE flag was used to create a subset of the main database for each unit. The units to be modeled were: Band 1, Band 2, Band 3 and Basal

Variography

3

Experimental semi-variograms were attempted for each unit in two dimensions. None of the units yielded representative variograms, thus, a 40 meter spherical search ellipsoid was used for the measured resource for each zone, as 40 meters roughly represents the average drill spacing completed for the ore body in question. A 100m search ellipse was used to generate the indicated resource, twice the average borehole spacing used in the southern portion of the area of investigation.

Inverse Square Distance was used for grade estimation.

Drillhole compositing

Drillhole samples were composited using the Datamine process COMPDH. A composite length of 0.50m and a mini-composite length of 0.10m was used to composite each individual zonal data set.

Assumptions

The following assumptions where made for modelling.
1.	All surveys data is correct and all borehole collar surveys correspond with the drillholes it represents.
2.	The resource has not been depleted by any unknown mining.
3.	All data from the main database is correct and reliable.
4.	All QAQC results are correct and relaible.

Grade model files:

Band 1 (Black Reef)

Wireframe files used: BAND1.TR and BAND1.PT

Data File:	b1.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – WP3SCH
Estimation – WP3EPAR
Variogram – None
Exp Variogram file:	B1VGRAM
Block Model File:	B1.dm (b1m.dm + b1i.dm)
Density:	2.74
Zone:	1& 2

4

Raw data statistics (AU):

NUMBER OF SAMPLES	264
MAXIMUM	19.25
MINIMUM	0.01
MEAN	2.50
VARIANCE	6.56
STANDARD DEVIATION	2.56

Remarks
Block models for the measured and indicated resources for Band 1 were created. A wireframe file (INDIC.tr & -.pt) was used, together with the Datamine process SELWF to copy out individual block models for areas representing measured and indicated confidence, as per drillhole spacing. ZONE field 1 was assigned to the MEASURED block model B1M.DM and ZONE field 2 to the INDICATED block model B1I.DM. A 40m x 40m x 40m search ellipsoid was used for grade interpolation into the MEASURED block model, while a 100m x 100m x 100m search ellipsoid was uded to interpolate grade into the INDICATED block model. The density of quartzite (2.74 g/cm³) was added to the blocks using the Datamine process GENTRA.

Band 2 (Black Reef)

Wireframe files used: BAND2.TR and BAND2.PT

Data File:	b2.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – WP3SCH
Estimation – WP3EPAR
Variogram – None
Exp Variogram file:	B2VGRAM
Block Model File:	B2.dm (b2m.dm + b2i.dm)
Density:	2.74
Zone:	3& 4

Raw data statistics (AU):

NUMBER OF SAMPLES	171
MAXIMUM	8.15
MINIMUM	0.02

5

MEAN	1.61
VARIANCE	1.78
STANDARD DEVIATION	1.33

Remarks
Block models for the measured and indicated resources for Band 2 were created. A wireframe file (INDIC.tr & -.pt) was used, together with the Datamine process SELWF to copy out individual block models for areas representing measured and indicated confidence, as per drillhole spacing. ZONE field 3 was assigned to the MEASURED block model B2M.DM and ZONE field 4 to the INDICATED block model B2I.DM. A 40m x 40m x 40m search ellipsoid was used for grade interpolation into the MEASURED block model, while a 100m x 100m x 100m search ellipsoid was uded to interpolate grade into the INDICATED block model. The density of quartzite (2.74 g/cm³) was added to the blocks using the Datamine process GENTRA.

Band 3 (Black Reef)

Wireframe files used: BAND3.TR and BAND3.PT

Data File:	b3.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – B3SCH
Estimation – WP3EPAR
Variogram – None
Exp Variogram file:	B3VGRAM
Block Model File:	B3M.dm
Density:	2.74
Zone:	5

Raw data statistics (AU):

NUMBER OF SAMPLES	298
MAXIMUM	17.7
MINIMUM	0.13
MEAN	1.61
VARIANCE	2.60
STANDARD DEVIATION	1.61

6

Remarks
A single Block model for the measured resources for Band 3 was created. ZONE field 5 was assigned to the MEASURED block model B3M.DM. A 40m x 40m x 5m search ellipsoid was used for grade interpolation into the MEASURED block model. The density of quartzite (2.74 g/cm³) was added to the blocks using the Datamine process GENTRA.

Basal (Black Reef)

Wireframe files used: BASAL.TR and BASAL.PT

Data File:	basal.c
Estimation method:	Inverse Distance Squared
Parameter Files:	Search – WP3SCH
Estimation – WP3EPAR
Variogram – None
Exp Variogram file:	BVGRAM
Block Model File:	BSMI.dm
Density:	2.74
Zone:	6

Raw data statistics (AU):

NUMBER OF SAMPLES	47
MAXIMUM	792.65
MINIMUM	0.44
MEAN	58.83
VARIANCE	0.2049E + 05
STANDARD DEVIATION	143.1

Remarks
A single Block model for the measured resources for Band 3 was created. ZONE field 5 was assigned to the MEASURED block model B3M.DM. A 40m x 40m x 5m search ellipsoid was used for grade interpolation into the MEASURED block model. The density of quartzite (2.74 g/cm³) was added to the blocks using the Datamine process GENTRA.

7

Final Model:
(WP30105.DM)

To arrive at the final grade block model WP30105.DM, all of the above mentioned block models where added together. The Datamine process EXTRA was used to replace any blocks with missing Au values with a default value of 0.10 g/t. Due to the small percentage thatarri these missing values represent, it did not make any significant impact on the final stated resource. To arrive at the final resource figure, the mined portion of Band 1 was removed by using an edited DTM of the Westpit 3 June 2004 Month-end Survey with the Datamine process SELWF.

In all cases, the Datamine processes GENTRA (for adding density –and zone fields) and ADDMOD (adding grade models together to arrive to a composite model) where used to arrive to the final grade model.

Resource:

The following figures were generated for the ore resource / reserve:

Reef Zone	DENSITY	VOLUME	TONNES	AU	CONTENT
Band 1 measured	2.74	29,329	80,362	1.86	149,262
Band 1 indicated	2.74	62	169	1.67	282
Band 1 Total	2.74	29,391	80,530	1.86	149,544

Band 2 measured	2.74	49,794	136,436	1.59	216,449
Band 2 indicated	2.74	63	172	1.15	198
Band 2 Total	2.74	49,857	136,608	1.59	216,647

Band 3 measured	2.74	64,526	176,801	1.42	251,030

Basal probable reserve	2.74	4,091	11,208	48.12	539,301

WP3/4 Total	2.74	147,864	405,148	2.85	1,156,523

Table 6: Westpit 3 / 4 resource figures

8

Range (g/t)	Volume (m³)	Tonnage	g/t Au	Content (g Au)
0 - 0.5 g/t	2,542	6,964	0.33	2,265
0.5 - 1.0 g/t	22,050	60,417	0.82	49,693
1.0 - 1.5 g/t	55,451	151,935	1.27	192,628
1.5 - 2.0 g/t	31,262	85,657	1.72	147,398
2.0 - 2.5 g/t	20,098	55,067	2.22	122,446
2.5 - 3.0 g/t	7,408	20,299	2.70	54,798
3.0 - 4.0 g/t	4,245	11,632	3.36	39,127
4.0 - 5.0 g/t	670	1,835	4.38	8,046
5.0 - 6.0 g/t	85	234	5.37	1,255
6.0 - 7.0 g/t	15	41	6.17	254
7.0 - 8.0 g/t	1	2	7.57	12
8.0 - 9.0 g/t	0	0	0.00	0
9.0 - 10.0 g/t	8	23	9.65	222
10.0 - 20.0g/t	314	861	14.91	12,843
>20 g/t	3,716	10,181	51.62	525,528
TOTAL	147,864	405,148	2.85	1,156,516

Table 7: Westpit 3 / 4 resource grade – tonnage results

The above resource reflects the total resource less Black Reef removed by opencast mining from the Band 1 horizon from commencement of mining operations up to June-2004. No additional opencast mining at Westpit 3 has been carried out up to Dec-2004.

Hein Boucher
Geologist
Petrex (Pty) Ltd
18/01/2005

9

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: WP3 RESOURCE EVALUATION – GRADE MODEL VALIDATION
DATE: 3/9/2005
PREPARED BY: ANDREW BROWN M.Sc., P.Geo.
FILE: wp3 validation memo.doc (accompanies PETREX RESOURCE MODEL COMPARISONS.XLS)

WP3 GRADE MODEL VALIDATION

This report summarizes the validation process for the Westpit 3 Grade Model. The original calculation was made on site by a qualified member of the Petrex (Pty.) Ltd technical staff and submitted to Bema Gold Corporation on January 18th, 2005 as part of the Westpit3 / 4 Grade Model Method Statement. The objective of the validation process was to review the available geological data and verify the accuracy of the reported gold resource. As a check on the accuracy of the tabulated grades and tonnage, a second grade model was constructed using the original data and standard grade estimation techniques.

The following files from the original database were retained for the calculation of the grade validation model: a) 3D wireframes (Band 1.tr, Band 2.tr, Band 3.tr and Basal.tr); b) protomodel (WP3PROT); composite assay files (B1.c, B2.c, B3.c and Basal.c).

Upon review of the original model, it was observed that in some cases, assay composites corresponding to the individual resource Bands lay outside of the existing wireframe limits. It was decided that the validation model would incorporate only those composites bounded by the wireframe surface. The compositing parameters of the original model were retained:

COMPOSITE INTERVAL	0.50m
MINIMUM COMPOSITE LENGTH	0.10m

A statistical review of the available data indicated that a 90 g/t Au capping limit was warranted on the 0.5 metre composites in the Basal unit.

Parent cell dimensions of the original model were 10m (X) by 10m (Y) by 2 m (Z). An inverse power of distance (ID6) method was used to interpolate grade into the model cells. The results of this estimation method were checked against the results of a nearest neighbour grade estimation that was run simultaneously, within same search ellipses as the ID6 method. The search parameters used for the validation model are tabulated below. As per the original model, a uniform density of 2.74 was assigned to all blocks for tonnage calculations. Grade statistics are tonnage-weighted.

Band 1 search parameters
Search ellipse	Dimensions (m)	Min. samples	Max. samples	Max. samples/hole
1st pass	60x60x20	6	18	3
2nd pass	120x120x40	3	18	3
3rd pass	180x180x60	1	20	3
Search ellipse rotated 20[o] (Z) and -5[o] (Y)

Band 2 search parameters
Search ellipse	Dimensions (m)	Min. samples	Max. samples	Max. samples/hole
1st pass	60x60x20	6	18	3
2nd pass	120x120x40	3	18	3
3rd pass	180x180x60	1	20	3
Search ellipse rotated 40[o] (Z) and 13[o] (X)

Band 3 search parameters
Search ellipse	Dimensions (m)	Min. samples	Max. samples	Max. samples/hole
1st pass	60x60x20	6	18	3
2nd pass	120x120x40	3	18	3
3rd pass	180x180x60	1	20	3
Search ellipse rotated 40[o] (Z) and 13[o] (X)

Basal search parameters
Search ellipse	Dimensions (m)	Min. samples	Max. samples	Max. samples/hole
1st pass	80x20x20	4	18	2
2nd pass	160x40x40	3	18	2
3rd pass	240x60x60	1	20	2
Search ellipse rotated 30[o] (Z) and -10[o] (Y) and 10[o] (X)

At a 1g/t Au cutoff grade, the validation model shows an increase in the average grade over the original model in Bands 1 through 3, but a marked decrease in the average grade of the Basal unit as a result of grade capping. This decrease in the average grade of the Basal unit contributes to 26.4% decrease in the overall grade of the West Pit 3 resource at a 1 g/t Au cutoff grade. No change in tonnage is observed at this cutoff.

A complete tabulation of grade and tonnage, with a comparison between the original and validation models is presented in a separate worksheet called “WP 3 Bema model comparison to Petrex.xls”.

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: wp3 drill hole composites across indiv. Bands
DATE: 3/8/2005
PREPARED BY: ANDREW BROWN M.Sc, PGeo
FILE: wp3bandcomps.xls

DOWN HOLE COMPOSITES THROUGH INDIVIDUAL BANDS - WEST PIT 3
BHID	X	Y	Z	FROM	TO	LENGTH	AU	BAND
WP3/1	-62999.55	-97397.86	1574.435	42.26	43.93	1.67	2.80	1
WP3/102	-62978.74	-97486.09	1581.455	34.79	36.48	1.69	0.83	1
WP3/104	-62938.46	-97486.2	1566.95	49.17	49.97	0.80	0.04	1
WP3/105RE	-62919.32	-97485.96	1562.17	53.64	55.1	1.46	4.09	1
WP3/106	-62898.37	-97485.99	1561.555	54.04	55.41	1.37	1.70	1
WP3/107	-62878.51	-97486.09	1559.225	56.3	57.23	0.93	3.86	1
WP3/108	-62858.45	-97486.04	1559.23	56.16	56.9	0.74	2.46	1
WP3/109	-62838.64	-97486.38	1556.755	58.56	59.31	0.75	0.78	1
WP3/11	-62971.47	-97355.57	1575.21	41.15	42.85	1.70	3.11	1
WP3/110	-62818.81	-97486.13	1556.405	58.45	59.28	0.83	3.22	1
WP3/111	-62798.63	-97486.03	1549.74	65.18	66.24	1.06	0.07	1
WP3/111	-62798.63	-97486.03	1548.17	66.29	68.27	1.98	0.79	1
WP3/12	-62910.47	-97348.99	1576.27	39.31	41.71	2.40	1.27	1
WP3/121	-62968.11	-97516.95	1585.23	30.9	32.02	1.12	0.86	1
WP3/122	-62948.18	-97516.84	1578.195	37.88	38.89	1.01	1.00	1
WP3/123	-62928.23	-97516.83	1570.99	44.9	45.84	0.94	1.38	1
WP3/124	-62907.83	-97517.85	1563.075	52.35	53.48	1.13	2.13	1
WP3/126	-62868.02	-97516.18	1559.645	55.65	56.6	0.95	1.23	1
WP3/127	-62847.75	-97516.41	1557.395	57.72	58.39	0.67	2.87	1
WP3/128	-62827.76	-97516.22	1556.65	58.3	58.76	0.46	2.90	1
WP3/13	-62840.03	-97352.13	1583.74	31.65	32.85	1.20	7.47	1
WP3/13	-62840.03	-97352.13	1581.67	33.19	35.45	2.26	7.30	1
WP3/132	-62938.22	-97546.52	1581.02	35.26	35.62	0.36	0.50	1
WP3/168	-62847.63	-97576.62	1553.578	61.94	62.29	0.35	2.10	1
WP3/168	-62847.63	-97576.62	1552.693	62.57	63.43	0.86	1.13	1
WP3/18	-62865.01	-97359.08	1582.445	33.58	35.33	1.75	2.31	1
WP3/182	-62993.25	-97450.29	1578.305	11.23	13.03	1.80	1.99	1
WP3/184RE	-62993.18	-97464.34	1581.739	8.58	10.33	1.75	2.38	1
WP3/19	-62841.15	-97379.85	1575.09	39.9	42.16	2.26	3.64	1
WP3/2	-63018.99	-97397.47	1573.75	43.47	44.47	1.00	2.17	1
WP3/20	-62817.14	-97365.43	1581.565	33.14	35.79	2.65	5.37	1
WP3/21	-62821.74	-97338.21	1586.045	29.78	30.57	0.79	0.62	1
WP3/22	-62771.84	-97392.37	1572.83	42.29	43.09	0.80	4.96	1
WP3/23	-62807.41	-97391.11	1574.575	40.55	41.5	0.95	2.23	1
WP3/25	-62830.11	-97372.07	1578.285	36.45	39.18	2.73	3.44	1
WP3/26	-62885.73	-97355.96	1578.725	37.3	39.17	1.87	1.80	1
WP3/27	-62852.82	-97370.19	1577.71	38.01	40.01	2.00	1.70	1
WP3/28	-62878.14	-97387.25	1570.93	45.02	46.92	1.90	2.16	1
WP3/29	-62842.69	-97398.17	1572.63	43.96	44.26	0.30	1.15	1
WP3/3	-63019.04	-97417.91	1580.11	37.15	38.15	1.00	1.42	1
WP3/30	-62798.75	-97374	1579.21	35.89	37.19	1.30	1.92	1
WP3/31	-62779.17	-97377.22	1576.45	38.25	39.55	1.30	0.66	1

BHID	X	Y	Z	FROM	TO	LENGTH	AU	BAND
WP3/38	-62863.99	-97402.27	1562.07	53.54	54.86	1.32	1.04	1
WP3/40RE	-62882.72	-97418.84	1566.14	49.61	51.25	1.64	3.57	1
WP3/41	-62842.27	-97418.85	1569.585	46.88	47.13	0.25	0.01	1
WP3/42	-62918.25	-97384.9	1570.005	45.67	47.82	2.15	1.99	1
WP3/44	-62898.13	-97385.77	1569.3	45.34	48.08	2.74	2.15	1
WP3/45	-62803.22	-97419.06	1568.85	46.6	47.34	0.74	4.32	1
WP3/48	-62987.6	-97367.54	1575.66	41.44	42.52	1.08	5.42	1
WP3/49	-62975.24	-97383.51	1571.33	45.19	46.39	1.20	2.66	1
WP3/51	-62946.99	-97350.42	1575.315	40.65	42.68	2.03	4.90	1
WP3/55	-62929.15	-97365.62	1570.87	44.99	46.89	1.90	3.10	1
WP3/57	-62904.62	-97367.99	1573.92	41.48	43.74	2.26	2.91	1
WP3/58	-62899.83	-97330.43	1581.81	33.99	35.85	1.86	2.19	1
WP3/59	-62905.85	-97404.42	1567.74	47.95	50.23	2.28	2.53	1
WP3/64	-62910.26	-97440.02	1562.855	52.65	54.98	2.33	1.63	1
WP3/66	-62890.06	-97439.99	1561.53	54.54	55.52	0.98	3.52	1
WP3/68	-62869.97	-97441.34	1560.675	55.12	56.47	1.35	1.01	1
WP3/7	-62941.27	-97331.07	1579.79	35.68	38.38	2.70	2.65	1
WP3/70	-62954.92	-97410.98	1567.72	45.35	46.97	1.62	2.12	1
WP3/71	-62930.59	-97408.03	1566.93	44.82	47.48	2.66	5.31	1
WP3/72	-62849.09	-97440.56	1561.515	53.93	54.82	0.89	1.85	1
WP3/73	-62927.08	-97429.08	1564.145	50.81	53.54	2.73	1.24	1
WP3/74	-62810.86	-97440.43	1563.625	51.45	52.9	1.45	0.79	1
WP3/76	-62982.94	-97423.94	1571.7	44.79	46.45	1.66	3.14	1
WP3/77	-62966.29	-97332.08	1581.57	34.86	36.6	1.74	2.57	1
WP3/8	-62948.52	-97382.93	1569.66	46.34	48.3	1.96	2.73	1
WP3/80	-62957.25	-97445.38	1566.95	46.83	48.97	2.14	1.45	1
WP3/86	-62957.65	-97496.65	1574.43	41.99	42.89	0.90	1.64	1
WP3/88	-62780.11	-97440.1	1560.64	45.17	46.29	1.12	3.38	1
WP3/95	-62981.98	-97449.34	1575.615	41.07	41.8	0.73	5.90	1
WP3/98	-62768.42	-97430.24	1561.11	44	44.44	0.44	6.39	1
WP3/1	-62999.55	-97397.86	1562.27	54.66	55.86	1.20	2.66	2
WP3/101	-62998.45	-97486.16	1570.27	44.79	48.93	4.14	0.52	2
WP3/102	-62978.74	-97486.09	1567.98	48.7	49.52	0.82	3.29	2
WP3/103	-62958.37	-97485.97	1561.85	54.19	55.71	1.52	3.24	2
WP3/104	-62938.46	-97486.2	1554.47	61.05	63.05	2.00	1.88	2
WP3/105RE	-62919.32	-97485.96	1551.095	64.74	66.15	1.41	0.79	2
WP3/106	-62898.37	-97485.99	1552.28	63.3	64.7	1.40	2.20	2
WP3/107	-62878.51	-97486.09	1548.985	66.65	67.36	0.71	0.11	2
WP3/108	-62858.45	-97486.04	1548.51	66.67	67.83	1.16	1.19	2
WP3/109	-62838.64	-97486.38	1548.89	66.44	66.96	0.52	1.19	2
WP3/110	-62818.81	-97486.13	1548.925	65.56	67.13	1.57	1.24	2
WP3/111	-62798.63	-97486.03	1538.895	75.49	77.62	2.13	1.49	2
WP3/120	-62988.06	-97516.73	1580.31	35.88	37.84	1.96	0.90	2
WP3/121	-62968.11	-97516.95	1572.705	43.24	44.73	1.49	2.31	2
WP3/122	-62948.18	-97516.84	1566.37	49.37	51.05	1.68	1.24	2
WP3/123	-62928.23	-97516.83	1560.365	55.23	56.76	1.53	1.02	2
WP3/124	-62907.83	-97517.85	1553.555	61.85	63.02	1.17	1.16	2
WP3/125	-62887.91	-97516.43	1552.755	62.71	63.56	0.85	1.60	2
WP3/126	-62868.02	-97516.18	1550.865	63.89	65.92	2.03	1.45	2
WP3/127	-62847.75	-97516.41	1549.685	65.56	65.97	0.41	1.32	2

BHID	X	Y	Z	FROM	TO	LENGTH	AU	BAND
WP3/128	-62827.76	-97516.22	1550.25	64.45	65.41	0.96	0.73	2
WP3/129	-62807.75	-97516.18	1549.915	64.62	65.71	1.09	0.87	2
WP3/130	-62978.05	-97545.94	1584.645	31.72	32.87	1.15	1.00	2
WP3/131	-62958.03	-97546.25	1571.615	44.75	45.58	0.83	1.55	2
WP3/132	-62938.22	-97546.52	1570.62	43.96	47.72	3.76	1.54	2
WP3/134	-62898.13	-97546.8	1559.72	55.33	57.43	2.10	0.93	2
WP3/136	-62857.96	-97546.96	1546.89	68.54	69.36	0.82	0.53	2
WP3/138	-62817.8	-97546.79	1549.91	65.1	65.64	0.54	0.38	2
WP3/144	-62887.85	-97576.99	1553.81	61.97	62.87	0.90	0.30	2
WP3/168	-62847.63	-97576.62	1549.158	66	67.07	1.07	1.76	2
WP3/180	-63033.64	-97423.04	1574.801	13.05	14.34	1.29	3.45	2
WP3/181	-63022.35	-97453.31	1574.857	14.03	16.11	2.08	1.09	2
WP3/182	-62993.25	-97450.29	1565.595	23.81	25.87	2.06	3.57	2
WP3/184RE	-62993.18	-97464.34	1566.919	23.4	25.15	1.75	1.04	2
WP3/2	-63018.99	-97397.47	1561.72	55.4	56.6	1.20	5.24	2
WP3/3	-63019.04	-97417.91	1567.61	49.15	51.15	2.00	1.77	2
WP3/4	-63002.16	-97378.25	1562.01	54.6	55.94	1.34	2.35	2
WP3/47	-63050.06	-97373.4	1576.69	40.7	41.46	0.76	1.06	2
WP3/48	-62987.6	-97367.54	1563.805	52.97	54.7	1.73	1.86	2
WP3/64	-62910.26	-97440.02	1554.385	61.93	62.64	0.71	2.86	2
WP3/66	-62890.06	-97439.99	1553.245	63	63.63	0.63	0.84	2
WP3/68	-62869.97	-97441.34	1551.245	64.8	65.65	0.85	2.13	2
WP3/70	-62954.92	-97410.98	1556.28	56.45	58.75	2.30	0.71	2
WP3/73	-62927.08	-97429.08	1553.68	61.89	63.39	1.50	0.91	2
WP3/76	-62982.94	-97423.94	1559.375	57.03	58.86	1.83	2.43	2
WP3/80	-62957.25	-97445.38	1554.345	59.59	61.42	1.83	1.42	2
WP3/81	-63007.01	-97451.79	1571.165	45.48	47.15	1.67	1.61	2
WP3/85RE	-63005.51	-97500.23	1586.87	30.06	31.02	0.96	1.97	2
WP3/86	-62957.65	-97496.65	1564.41	51.87	53.05	1.18	1.74	2
WP3/9	-63056.46	-97410.71	1581.5	35.77	36.31	0.54	0.47	2
WP3/9	-63056.46	-97410.71	1579.405	36.4	39.87	3.47	0.80	2
WP3/95	-62981.98	-97449.34	1561.225	54.7	56.95	2.25	1.95	2
WP3/96	-63070.93	-97397.5	1580.62	35.8	37.88	2.08	1.15	2
WP3/1	-62999.55	-97397.86	1559.57	57.26	58.66	1.40	0.87	3
WP3/10RE	-63105.79	-97408.8	1579.29	37.38	39.66	2.28	2.08	3
WP3/101	-62998.45	-97486.16	1564.69	52.16	52.72	0.56	0.24	3
WP3/102	-62978.74	-97486.09	1565.415	50.9	52.45	1.55	1.50	3
WP3/102	-62978.74	-97486.09	1559.89	56.1	58.3	2.20	1.53	3
WP3/103	-62958.37	-97485.97	1558.875	57.49	58.36	0.87	1.56	3
WP3/103	-62958.37	-97485.97	1552.11	62.93	66.45	3.52	1.76	3
WP3/104	-62938.46	-97486.2	1550.595	64.85	67	2.15	1.33	3
WP3/104	-62938.46	-97486.2	1543.575	71.19	74.7	3.51	2.24	3
WP3/104	-62938.46	-97486.2	1538.095	77.2	79.65	2.45	0.62	3
WP3/105RE	-62919.32	-97485.96	1547.6	67.77	70.11	2.34	0.71	3
WP3/105RE	-62919.32	-97485.96	1543.44	71.56	74.64	3.08	2.23	3
WP3/106	-62898.37	-97485.99	1548.315	67.52	68.41	0.89	1.20	3
WP3/106	-62898.37	-97485.99	1544.32	70.61	73.31	2.70	2.38	3
WP3/107	-62878.51	-97486.09	1545.76	69.77	70.69	0.92	0.57	3
WP3/107	-62878.51	-97486.09	1541.275	73.19	76.24	3.05	1.89	3
WP3/108	-62858.45	-97486.04	1545.3	70.05	70.87	0.82	0.61	3

BHID	X	Y	Z	FROM	TO	LENGTH	AU	BAND
WP3/108	-62858.45	-97486.04	1541.44	73.4	75.24	1.84	2.71	3
WP3/110	-62818.81	-97486.13	1544.075	70.69	71.7	1.01	1.32	3
WP3/121	-62968.11	-97516.95	1569.71	45.92	48.04	2.12	1.15	3
WP3/122	-62948.18	-97516.84	1562.96	52.39	54.85	2.46	2.32	3
WP3/122	-62948.18	-97516.84	1559.86	56.49	56.95	0.46	1.39	3
WP3/123	-62928.23	-97516.83	1556.805	58.51	60.6	2.09	1.33	3
WP3/123	-62928.23	-97516.83	1551.335	63.87	66.18	2.31	1.36	3
WP3/123	-62928.23	-97516.83	1546.365	69.16	70.83	1.67	1.26	3
WP3/124	-62907.83	-97517.85	1550.16	65.58	66.08	0.50	1.87	3
WP3/124	-62907.83	-97517.85	1544.285	70.95	72.46	1.51	2.60	3
WP3/124	-62907.83	-97517.85	1540.075	75.67	76.16	0.49	5.41	3
WP3/125	-62887.91	-97516.43	1549.135	66.54	66.97	0.43	0.91	3
WP3/125	-62887.91	-97516.43	1544.25	70.18	73.1	2.92	1.98	3
WP3/125	-62887.91	-97516.43	1540.205	75.12	76.25	1.13	4.08	3
WP3/126	-62868.02	-97516.18	1548.12	67.46	67.84	0.38	0.27	3
WP3/126	-62868.02	-97516.18	1543.835	71.48	72.39	0.91	1.04	3
WP3/127	-62847.75	-97516.41	1546.88	68.42	68.72	0.30	0.56	3
WP3/127	-62847.75	-97516.41	1542.47	71.42	74.54	3.12	2.16	3
WP3/128	-62827.76	-97516.22	1543.145	71.06	73.01	1.95	1.55	3
WP3/131	-62958.03	-97546.25	1571.44	44.75	45.93	1.18	1.53	3
WP3/131	-62958.03	-97546.25	1569.955	46.63	47.02	0.39	2.18	3
WP3/131	-62958.03	-97546.25	1568.165	47.68	49.55	1.87	1.31	3
WP3/132	-62938.22	-97546.52	1565.68	50.2	51.36	1.16	0.87	3
WP3/134	-62898.13	-97546.8	1552.185	62.06	65.77	3.71	1.28	3
WP3/136	-62857.96	-97546.96	1544.155	70.23	73.14	2.91	1.38	3
WP3/138	-62817.8	-97546.79	1541.055	72.67	75.78	3.11	0.87	3
WP3/144	-62887.85	-97576.99	1547.57	67.27	70.05	2.78	0.93	3
WP3/168	-62847.63	-97576.62	1544.293	70.17	72.63	2.46	0.46	3
WP3/180	-63033.64	-97423.04	1567.776	19.42	22.02	2.60	1.16	3
WP3/181	-63022.35	-97453.31	1568.732	19.91	22.48	2.57	1.65	3
WP3/182	-62993.25	-97450.29	1559.09	30.01	32.68	2.67	1.94	3
WP3/184RE	-62993.18	-97464.34	1566.769	23.4	25.45	2.05	0.99	3
WP3/2	-63018.99	-97397.47	1558.59	58.6	59.66	1.06	1.71	3
WP3/3	-63019.04	-97417.91	1562.93	53.73	55.93	2.20	1.12	3
WP3/70	-62954.92	-97410.98	1553.71	59.97	60.37	0.40	0.83	3
WP3/71	-62930.59	-97408.03	1556.86	55.89	56.55	0.66	2.47	3
WP3/73	-62927.08	-97429.08	1551.71	64.29	64.93	0.64	0.50	3
WP3/76	-62982.94	-97423.94	1555.64	60.93	62.43	1.50	0.82	3
WP3/76	-62982.94	-97423.94	1550.05	66.93	67.61	0.68	2.51	3
WP3/80	-62957.25	-97445.38	1550.855	62.9	65.09	2.19	0.38	3
WP3/80	-62957.25	-97445.38	1547.31	66.63	68.45	1.82	0.53	3
WP3/81	-63007.01	-97451.79	1567.32	49.48	50.84	1.36	2.14	3
WP3/86	-62957.65	-97496.65	1561.24	54.93	56.33	1.40	1.31	3
WP3/86	-62957.65	-97496.65	1555.675	60.46	61.93	1.47	1.09	3
WP3/9	-63056.46	-97410.71	1572.67	43.77	45.97	2.20	1.55	3
WP3/95	-62981.98	-97449.34	1557.075	58.38	61.57	3.19	1.23	3
WP3/102	-62978.74	-97486.09	1555.925	60.7	61.63	0.93	9.61	4
WP3/123	-62928.23	-97516.83	1544.345	71.34	72.69	1.35	17.52	4
WP3/124	-62907.83	-97517.85	1538.06	77.21	78.65	1.44	48.92	4
WP3/134	-62898.13	-97546.8	1549.43	65.77	67.57	1.80	28.13	4

BHID	X	Y	Z	FROM	TO	LENGTH	AU	BAND
WP3/136	-62857.96	-97546.96	1538.375	76.06	78.87	2.81	59.58	4
WP3/190	-62878.1	-97530.57	1542.274	72.59	75.33	2.74	20.39	4
WP3/81	-63007.01	-97451.79	1557.715	58.89	60.64	1.75	206.67	4
WP3/86	-62957.65	-97496.65	1551.58	64.4	66.18	1.78	12.47	4

Project:	Petrex, South Africa		15-Mar-05
Company:	Bema Gold Corp.
Data:	Surface Drilling Collars	West Pit 3 Target

WESTPIT 3 PROJECT
	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
1	1/701	-62,934.500	-2,897,563.500	1,522.000	-		48.00
2	1/702	-62,984.000	-2,897,534.000	1,523.000	-		63.00
3	1/703	-62,930.000	-2,897,529.000	1,522.000	-		46.90
4	1/706	-62,390.000	-2,897,609.000	1,522.000	-		32.10
5	1/721	-62,511.000	-2,897,897.000	1,491.000	-		28.30
6	1/722	-62,924.000	-2,897,453.000	1,522.400	-		36.00
7	1/723	-62,383.000	-2,897,471.000	1,523.000	-		60.00
8	WP3/1	-62,999.557	-2,897,397.864	1,617.534	-	-90	65.53
9	WP3/2	-63,018.999	-2,897,397.478	1,617.724	-	-90	65.06
10	WP3/3	-63,019.044	-2,897,417.919	1,617.764	-	-90	57.35
11	WP3/4	-63,002.164	-2,897,378.258	1,617.283	-	-90	67.87
12	WP3/5	-62,990.784	-2,897,330.524	1,617.152	-	-90	63.47
13	WP3/6	-63,041.103	-2,897,331.775	1,617.585	-	-90	52.03
14	WP3/7	-62,941.270	-2,897,331.074	1,616.823	-	-90	54.37
15	WP3/8	-62,948.527	-2,897,382.937	1,616.989	-	-90	66.36
16	WP3/9	-63,056.462	-2,897,410.714	1,617.547	-	-90	54.08
17	WP3/10RE	-63,105.795	-2,897,408.800	1,617.813	-	-90	45.20
18	WP3/11	-62,971.474	-2,897,355.572	1,617.213	-	-90	60.45
19	WP3/12	-62,910.479	-2,897,348.993	1,616.788	-	-90	60.25
20	WP3/13	-62,840.035	-2,897,352.130	1,615.992	-	-90	51.18
21	WP3/14	-62,802.881	-2,897,321.033	1,615.906	-	-90	49.72
22	WP3/15	-62,840.039	-2,897,306.112	1,616.377	-	-90	36.45
23	WP3/16	-62,874.870	-2,897,317.038	1,616.507	-	-90	41.85
24	WP3/17	-62,857.366	-2,897,336.027	1,616.467	-	-90	51.53
25	WP3/18	-62,865.011	-2,897,359.085	1,616.900	-	-90	51.53
26	WP3/19	-62,841.150	-2,897,379.855	1,616.126	-	-90	56.68
27	WP3/20	-62,817.142	-2,897,365.439	1,616.030	-	-90	48.48
28	WP3/21	-62,821.744	-2,897,338.210	1,616.223	-	-90	41.00
29	WP3/22	-62,771.845	-2,897,392.375	1,615.523	-	-90	60.48
30	WP3/23	-62,807.415	-2,897,391.114	1,615.607	-	-90	60.33
31	WP3/24	-62,769.468	-2,897,358.059	1,615.417	-	-90	45.40
32	WP3/25	-62,830.118	-2,897,372.079	1,616.107	-	-90	54.48
33	WP3/26	-62,885.731	-2,897,355.964	1,616.962	-	-90	57.38
34	WP3/27	-62,852.824	-2,897,370.199	1,616.723	-	-90	57.36
35	WP3/28	-62,878.144	-2,897,387.250	1,616.907	-	-90	63.21
36	WP3/29	-62,842.691	-2,897,398.175	1,616.749	-	-90	60.48
37	WP3/30	-62,798.750	-2,897,374.006	1,615.756	-	-90	59.85
38	WP3/31	-62,779.179	-2,897,377.227	1,615.351	-	-90	54.28
39	WP3/32	-62,655.771	-2,897,318.088	1,614.185	-	-90	58.59
40	WP3/33	-62,615.104	-2,897,299.060	1,615.068	-	-90	62.03
41	WP3/34RE	-62,675.164	-2,897,298.310	1,614.503	-	-90	60.07
42	WP3/35	-62,635.013	-2,897,298.868	1,614.974	-	-90	57.53
43	WP3/36	-62,654.994	-2,897,298.976	1,614.583	-	-90	57.49
44	WP3/37	-62,807.162	-2,897,349.283	1,615.755	-	-90	45.12
45	WP3/38	-62,863.993	-2,897,402.277	1,616.270	-	-90	66.23
46	WP3/39	-62,862.098	-2,897,419.706	1,616.702	-	-90	70.13
47	WP3/40RE	-62,882.720	-2,897,418.847	1,616.579	-	-90	69.58
48	WP3/41	-62,842.275	-2,897,418.856	1,616.598	-	-90	67.45
49	WP3/42	-62,918.255	-2,897,384.902	1,616.755	-	-90	63.48
50	WP3/43	-62,822.943	-2,897,419.079	1,616.064	-	-90	63.72
51	WP3/44	-62,898.134	-2,897,385.777	1,616.016	-	-90	63.36
52	WP3/45	-62,803.220	-2,897,419.061	1,615.826	-	-90	64.51
53	WP3/46	-63,107.633	-2,897,508.537	1,618.054	-	-90	48.45
54	WP3/47	-63,050.069	-2,897,373.407	1,617.779	-	-90	54.68
55	WP3/48	-62,987.604	-2,897,367.549	1,617.644	-	-90	65.43

WESTPIT 3 PROJECT
	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
56	WP3/49	-62,975.240	-2,897,383.511	1,617.125	-	-90	66.59
57	WP3/50	-62,623.595	-2,897,354.737	1,613.304	-	-90	63.16
58	WP3/51	-62,946.994	-2,897,350.421	1,616.989	-	-90	60.68
59	WP3/52	-62,925.103	-2,897,339.892	1,616.784	-	-90	56.38
60	WP3/53	-62,614.413	-2,897,338.764	1,613.593	-	-90	63.18
61	WP3/54	-63,155.476	-2,897,408.931	1,618.406	-	-90	44.80
62	WP3/55	-62,929.158	-2,897,365.623	1,616.818	-	-90	66.99
63	WP3/56RE	-62,590.794	-2,897,354.912	1,612.948	-	-90	63.59
64	WP3/57	-62,904.626	-2,897,367.991	1,616.539	-	-90	60.81
65	WP3/58	-62,899.837	-2,897,330.438	1,616.739	-	-90	58.87
66	WP3/59	-62,905.851	-2,897,404.423	1,616.833	-	-90	65.67
67	WP3/60	-62,589.358	-2,897,319.956	1,614.174	-	-90	57.41
68	WP3/61	-62,724.122	-2,897,358.720	1,607.521	-	-90	59.03
69	WP3/62	-62,572.505	-2,897,309.143	1,614.285	-	-90	54.18
70	WP3/63	-62,683.470	-2,897,358.322	1,607.546	-	-90	65.45
71	WP3/64	-62,910.262	-2,897,440.026	1,616.676	-	-90	71.57
72	WP3/65	-62,637.147	-2,897,339.526	1,613.635	-	-90	60.10
73	WP3/66	-62,890.065	-2,897,439.994	1,616.568	-	-90	73.90
74	WP3/67	-62,553.336	-2,897,369.985	1,612.658	-	-90	63.47
75	WP3/68	-62,869.978	-2,897,441.340	1,616.479	-	-90	79.25
76	WP3/69	-62,645.502	-2,897,397.437	1,613.368	-	-90	71.78
77	WP3/70	-62,954.921	-2,897,410.988	1,613.881	-	-90	70.19
78	WP3/71	-62,930.598	-2,897,408.031	1,613.084	-	-90	66.68
79	WP3/72	-62,849.095	-2,897,440.567	1,615.895	-	-90	69.47
80	WP3/73	-62,927.080	-2,897,429.080	1,616.320	-	-90	71.29
81	WP3/74	-62,810.869	-2,897,440.438	1,615.807	-	-90	73.59
82	WP3/75	-62,830.032	-2,897,439.862	1,615.718	-	-90	71.23
83	WP3/76	-62,982.945	-2,897,423.947	1,617.326	-	-90	71.08
84	WP3/77	-62,966.294	-2,897,332.087	1,617.302	-	-90	56.76
85	WP3/78	-63,106.743	-2,897,457.889	1,618.171	-	-90	37.98
86	WP3/79	-63,019.535	-2,897,354.757	1,616.635	-	-90	51.17
87	WP3/80	-62,957.251	-2,897,445.382	1,614.859	-	-90	77.53
88	WP3/81	-63,007.014	-2,897,451.791	1,617.485	-	-90	65.74
89	WP3/82RE	-63,056.482	-2,897,457.544	1,617.674	-	-90	45.64
90	WP3/83	-62,676.496	-2,897,387.039	1,614.093	-	-90	69.58
91	WP3/84	-63,056.949	-2,897,508.835	1,618.011	-	-90	36.75
92	WP3/85RE	-63,005.513	-2,897,500.238	1,617.414	-	-90	48.21
93	WP3/86	-62,957.650	-2,897,496.657	1,616.874	-	-90	74.38
94	WP3/87	-62,702.801	-2,897,388.003	1,614.343	-	-90	72.63
95	WP3/88	-62,780.111	-2,897,440.106	1,606.370	-	-90	68.94
96	WP3/89	-62,725.812	-2,897,386.159	1,614.812	-	-90	61.36
97	WP3/90	-62,760.141	-2,897,440.114	1,606.100	-	-90	64.69
98	WP3/91	-62,751.161	-2,897,393.450	1,603.975	-	-90	68.49
99	WP3/92RE	-62,778.499	-2,897,419.442	1,604.732	-	-90	57.23
100	WP3/93	-62,756.536	-2,897,420.528	1,604.819	-	-90	61.35
101	WP3/94	-62,967.096	-2,897,316.400	1,616.994	-	-90	34.61
102	WP3/95	-62,981.981	-2,897,449.345	1,617.055	-	-90	62.35
103	WP3/96	-63,070.933	-2,897,397.500	1,617.463	-	-90	45.29
104	WP3/97	-63,106.913	-2,897,433.941	1,617.862	-	-90	43.83
105	WP3/98	-62,768.422	-2,897,430.242	1,605.337	-	-90	57.14
106	WP3/99	-62,764.473	-2,897,405.821	1,604.439	-	-90	48.68
107	WP3/100	-63,018.622	-2,897,486.090	1,617.480	-	-90	45.57
108	WP3/101	-62,998.456	-2,897,486.169	1,617.135	-	-90	54.98
109	WP3/102	-62,978.740	-2,897,486.094	1,617.090	-	-90	70.68
110	WP3/103	-62,958.371	-2,897,485.977	1,616.807	-	-90	74.17
111	WP3/104	-62,938.465	-2,897,486.208	1,616.522	-	-90	85.51
112	WP3/105RE	-62,919.320	-2,897,485.969	1,616.544	-	-90	85.00
113	WP3/106	-62,898.372	-2,897,485.998	1,616.284	-	-90	80.76
114	WP3/107	-62,878.517	-2,897,486.096	1,615.990	-	-90	82.37
115	WP3/108	-62,858.456	-2,897,486.043	1,615.760	-	-90	82.53
116	WP3/109	-62,838.647	-2,897,486.386	1,615.592	-	-90	83.49

WESTPIT 3 PROJECT
	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
117	WP3/110	-62,818.814	-2,897,486.133	1,615.274	-	-90	79.53
118	WP3/111	-62,798.638	-2,897,486.031	1,615.453	-	-90	88.76
119	WP3/112	-62,873.813	-2,897,361.911	1,579.155	-	-90	15.94
120	WP3/113	-62,870.134	-2,897,372.581	1,576.692	-	-90	20.37
121	WP3/114RE	-63,005.987	-2,897,529.801	1,617.311	-	-90	37.37
122	WP3/115	-63,006.148	-2,897,559.700	1,617.422	-	-90	65.03
123	WP3/116	-63,056.967	-2,897,558.697	1,617.927	-	-90	75.98
124	WP3/117	-63,056.998	-2,897,609.258	1,617.905	-	-90	45.00
125	WP3/118	-63,057.339	-2,897,659.110	1,617.932	-	-90	44.88
126	WP3/119	-63,057.507	-2,897,708.833	1,617.470	-	-90	47.38
127	WP3/120	-62,988.063	-2,897,516.737	1,617.174	-	-90	54.12
128	WP3/121	-62,968.111	-2,897,516.956	1,616.693	-	-90	59.41
129	WP3/122	-62,948.185	-2,897,516.844	1,616.588	-	-90	57.42
130	WP3/123	-62,928.235	-2,897,516.834	1,616.361	-	-90	82.34
131	WP3/124	-62,907.832	-2,897,517.855	1,615.993	-	-90	89.43
132	WP3/125	-62,887.919	-2,897,516.431	1,615.894	-	-90	87.34
133	WP3/126	-62,868.025	-2,897,516.183	1,615.770	-	-90	79.82
134	WP3/127	-62,847.750	-2,897,516.419	1,615.453	-	-90	84.32
135	WP3/128	-62,827.761	-2,897,516.222	1,615.186	-	-90	83.76
136	WP3/129	-62,807.758	-2,897,516.188	1,615.088	-	-90	84.76
137	WP3/130	-62,978.051	-2,897,545.940	1,616.944	-	-90	62.39
138	WP3/131	-62,958.030	-2,897,546.251	1,616.787	-	-90	61.55
139	WP3/132	-62,938.221	-2,897,546.526	1,616.460	-	-90	69.44
140	WP3/133RE	-62,918.954	-2,897,546.837	1,615.883	-	-90	64.57
141	WP3/134	-62,898.135	-2,897,546.803	1,616.102	-	-90	78.78
142	WP3/135RE	-62,877.703	-2,897,546.886	1,615.995	-	-90	79.51
143	WP3/136	-62,857.963	-2,897,546.968	1,615.847	-	-90	83.10
144	WP3/137RE	-62,838.713	-2,897,547.505	1,615.344	-	-90	66.25
145	WP3/138	-62,817.800	-2,897,546.796	1,615.285	-	-90	80.44
146	WP3/139	-62,988.109	-2,897,576.904	1,617.451	-	-90	45.41
147	WP3/140	-62,967.702	-2,897,576.786	1,617.235	-	-90	44.71
148	WP3/141	-62,948.057	-2,897,576.909	1,616.974	-	-90	47.31
149	WP3/142	-62,927.895	-2,897,576.871	1,616.711	-	-90	52.91
150	WP3/143	-62,908.015	-2,897,576.966	1,616.557	-	-90	52.04
151	WP3/144	-62,887.859	-2,897,576.994	1,616.232	-	-90	70.37
152	WP3/145	-63,006.569	-2,897,658.480	1,617.310	-	-90	51.23
153	WP3/146	-62,956.369	-2,897,608.743	1,617.135	-	-90	51.69
154	WP3/147	-62,956.597	-2,897,658.720	1,617.006	-	-90	50.88
155	WP3/148	-63,006.185	-2,897,608.727	1,617.526	-	-90	50.28
156	WP3/149	-62,957.181	-2,897,759.479	1,616.689	-	-90	51.39
157	WP3/150RE	-62,957.920	-2,897,709.635	1,616.814	-	-90	50.67
158	WP3/151	-62,907.161	-2,897,758.793	1,616.250	-	-90	66.92
159	WP3/152	-62,907.028	-2,897,709.402	1,616.143	-	-90	58.87
160	WP3/153	-62,857.305	-2,897,759.515	1,615.517	-	-90	72.07
161	WP3/154	-62,857.076	-2,897,709.534	1,615.764	-	-90	65.54
162	WP3/155	-62,906.528	-2,897,658.553	1,616.525	-	-90	70.71
163	WP3/156	-62,906.575	-2,897,608.966	1,616.462	-	-90	66.66
164	WP3/157RE	-62,856.807	-2,897,657.229	1,616.040	-	-90	72.33
165	WP3/158	-62,856.529	-2,897,608.803	1,615.696	-	-90	70.22
166	WP3/159	-62,806.368	-2,897,609.507	1,615.148	-	-90	78.60
167	WP3/160	-62,756.388	-2,897,609.284	1,614.536	-	-90	90.07
168	WP3/161	-62,806.659	-2,897,659.681	1,615.229	-	-90	85.84
169	WP3/162	-62,756.933	-2,897,659.491	1,614.619	-	-90	89.41
170	WP3/163	-62,807.054	-2,897,709.715	1,614.934	-	-90	80.15
171	WP3/164	-62,756.652	-2,897,709.901	1,614.172	-	-90	78.54
172	WP3/165	-62,806.825	-2,897,759.605	1,614.589	-	-90	100.43
173	WP3/166	-62,756.711	-2,897,759.278	1,613.890	-	-90	98.41
174	WP3/167	-62,867.839	-2,897,576.602	1,616.026	-	-90	72.66
175	WP3/168	-62,847.627	-2,897,576.614	1,615.693	-	-90	93.65
176	WP3/169RE	-62,756.595	-2,897,808.197	1,613.252	-	-90	37.08
177	WP3/170	-63,007.688	-2,897,807.957	1,616.678	-	-90	44.00

WESTPIT 3 PROJECT

	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
178	WP3/171	-62,958.089	-2,897,807.958	1,616.538	-	-90	53.03
179	WP3/172	-63,006.937	-2,897,759.630	1,617.190	-	-90	69.62
180	WP3/173	-63,057.003	-2,897,809.448	1,617.309	-	-90	60.77
181	WP3/174	-63,057.068	-2,897,759.469	1,617.512	-	-90	72.40
182	WP3/175	-63,007.084	-2,897,709.401	1,617.550	-	-90	63.64
183	WP3/176	-63,108.075	-2,897,807.692	1,617.668	-	-90	82.59
184	WP3/177	-63,108.198	-2,897,859.122	1,618.467	-	-90	90.48
185	WP3/178	-62,957.978	-2,897,869.065	1,616.007	-	-90	70.52
186	WP3/179	-63,108.017	-2,897,908.566	1,618.498	-	-90	100.06
187	WP3/180	-63,033.637	-2,897,423.041	1,588.496	-	-90	31.57
188	WP3/181	-63,022.349	-2,897,453.311	1,589.927	-	-90	35.79
189	WP3/182	-62,993.248	-2,897,450.288	1,590.435	-	-90	40.10
190	WP3/183	-63,058.093	-2,897,908.581	1,617.168	-	-90	72.76
191	WP3/184RE	-62,993.180	-2,897,464.344	1,591.194	-	-90	44.00
192	WP3/185	-62,971.917	-2,897,462.478	1,593.097	-	-90	48.12
193	WP3/186	-63,057.925	-2,897,859.020	1,618.013	-	-90	80.32
194	WP3/187	-62,918.054	-2,897,531.609	1,616.431	-	-90	80.37
195	WP3/188	-62,898.180	-2,897,530.570	1,616.059	-	-90	82.60
196	WP3/189	-63,008.491	-2,897,859.545	1,616.505	-	-90	71.95
197	WP3/190	-62,878.103	-2,897,530.569	1,616.234	-	-90	58.12
198	WP3/191RE	-62,827.836	-2,897,556.862	1,615.518	-	-90	85.95
199	WP3-192	-63,081.081	-2,897,436.957	1,617.760	-	-90	39.30
200	WP3-193RE	-63,080.993	-2,897,415.890	1,617.769	-	-90	50.31
201	WP3-194	-62,846.967	-2,897,559.103	1,615.565	-	-90	80.97
202	WP3-195	-63,034.477	-2,897,452.365	1,590.149	-	-90	27.51
203	WP3-196	-63,034.938	-2,897,462.398	1,590.867	-	-90	25.56
204	WP3-197RE	-63,034.226	-2,897,442.920	1,589.614	-	-90	33.46
205	WP3/198	-62,867.644	-2,897,556.715	1,616.097	-	-90	85.98
206	WP3/199	-63,033.494	-2,897,432.624	1,589.169	-	-90	27.12
207	WP3/200A	-63,080.911	-2,897,417.027	1,617.814	-	-90	40.68
208	WP3/200B	-63,080.993	-2,897,415.890	1,617.769	-	-90
209	WP3/201	-62,798.293	-2,897,558.667	1,615.312	-	-90	96.98
210	WP3/202	-63,080.624	-2,897,406.710	1,617.687	-	-90	50.47
211	WP3/203	-62,866.909	-2,897,536.766	1,615.564	-	-90	80.30
212	WP3/204	-62,806.674	-2,897,532.766	1,615.200	-	-90	81.98
213	WP3/205	-62,846.376	-2,897,532.038	1,615.296	-	-90	84.95
214	WP3/206	-62,826.564	-2,897,531.585	1,614.987	-	-90	87.28
215	WP3/207	-62,838.223	-2,897,543.142	1,615.121	-	-90	84.75
216	WP3/208	-62,729.598	-2,897,533.405	1,613.965	-	-90	87.99
217	WP3/209	-62,767.088	-2,897,532.474	1,614.551	-	-90	75.88
218	WP3/210	-62,747.344	-2,897,562.236	1,614.409	-	-90	87.00
219	WP3/211	-62,736.106	-2,897,546.110	1,614.348	-	-90	87.98
220	WP3/212	-62,757.123	-2,897,547.378	1,614.846	-	-90	85.12
221	WP3/213	-62,746.688	-2,897,532.966	1,614.810	-	-90	86.87
222	WP3/214	-62,827.637	-2,897,577.431	1,615.616	-	-90	74.95
223	WP3/215	-62,796.852	-2,897,592.372	1,614.985	-	-90	78.32
224	WP3/216	-62,788.001	-2,897,577.409	1,614.999	-	-90	71.33
225	WP3/217	-62,817.569	-2,897,592.379	1,615.249	-	-90	71.42
226	WP3/218	-62,808.037	-2,897,577.376	1,615.358	-	-90	65.48
227	WP3/219	-62,708.628	-2,897,546.484	1,614.200	-	-90	78.71
228	WP3/220	-62,698.661	-2,897,529.094	1,614.091	-	-90	73.60
229	WP3/221	-62,663.463	-2,897,514.189	1,613.989	-	-90	66.06
						TOTAL	14444.73

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

D-3 MK1 Target

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

MINERAL RESOURCE EVALUATION
19/01/2005

MK1Target Grade Model

Method Statement

Prepared by Hein Boucher
Geologist
Petrex (Pty) Ltd

1

History

The area of investigation has been previously mined by Consolidated Modderfontein Mines (Pty) Ltd. To known knowledge, the MK1 Reef was mined along strike, and was ceased at the Western part of the workings when the “30m below surface” mining restriction boundry was reached. These workings are recorded on the Consolidated Modderfontein (Pty) Ltd E4U MK 1:1000 general underground plan.

Some infrastruture (railway line and road) is developed to the Northern regions of portion 38. Rynsoord township is seperated from portion 38 by a tar road.

PARAMETERS:

Model Prototype

The following model prototype (MK1PROT.DM) was used for all the Black Reef zones.
The model parameters are:

X increment (XINC):	10
Y increment (YINC):	10
Z increment (ZINC):	1
X origin (XMORIG):		-63920
Y origin (YMORIG):		-98970
Z origin (ZMORIG)	:	+1480
No of cells in X (NX)	55
No of cells in Y (NY)	40
No of cells in Z (NZ)	140

Sub-cell splitting was performed.

2

Resource Calculation paramers Summary

Block sizes
X direction	10m
Y direction	10m
Z direction	1m

Table 1: Block model parameters

All blocks with newly interpreted wireframes were used for grade and resource estimation

Search ellipse parameters (Ordinary Kriging)

Search distance 1 (short axis)	85
Search distance 2 (long axis)	85
Search distance 3 (vertical axis)	50
Search Ellipse Orientation (primary axis)	150 / 13
Minimum samples used	1
Maximum samples used	20
Interpolation method used	Ordinary Kriging

Table 2: Pass 1 Search Ellipse parameters for Ordinary Kriging

Search distance 1 (short axis)	85
Search distance 2 (long axis)	85
Search distance 3 (vertical axis)	20
Minimum samples used	3
Maximum samples used	20
Interpolation method used	Inverse distance squared

Table 3: Pass 1 Search Ellipse parameters for Inverse Distance Squared

Grade estimation parameters
Value interpolated	Au
Borehole composite used	0.50m
Minimum BH composite	0.10m
Grade capping	None

Table 4: Grade estimation parameters and borehole composites

Grade model parameters:

Wireframes
An Enclosed wireframes for the Middle Kimberley 1 (MK1) Reef horizon was constructed: MK1.tr. A Wireframe was constructed using borehole-specific sections / strings, simulating the rotating sub-outcroping geometry of the ore body. The Reef zone where identified by a datamine colour legend, generated by the REEFCODES in the borehole database.

3

The wireframe was filled with empty cells (blocks) using the above prototype model

(MK1PROT.DM and) and using the Datamine process TRIFIL. Model cells where filled with along the XY plane.

Data

The required data for the MK1 Reef Zone was copied out of the main desurveyed drillhole file, MK1bh.d.dm. The assay –and survey data was aquired from the main Petrex Opencast Access database, which was generated by manually entered from hand-writen borehole logs. The REEFCODE flag was used to create a subset of the main database for the reef unit. The unit to be modeled was: MK 1.

Variography

Eighteen directional Experimental Variograms were generated for the MK1 unit, of which the 150 degree Azimuth yielded the most sensible variogram. As the boreholes where spaced at 50m intervals, the semi-variogram did not intersect the Y-axis, as the first semi-variogram value stared at 50m. A one-structered anisotropic variogram model was used, and a range of 85m was indicated for the X-direction. As the borehole spacing was limited to 50m, no attempt was made to investigate co-variance in the Y-direction. Therefore, 85m range was chosen for the Y-direction. As the variogram model did not intersect the Y axis, a negligible nugget value was generated.

Although Ordinary Kriging was attempted for grade estimation, Inverse Square Distance with a search ellipse simulating similar search was used as a check for consistancy.

Drillhole compositing

Drillhole samples were composited using the Datamine process COMPDH. A composite length of 0.50m and a mini-composite length of 0.10m was used to composite the data set.

Assumptions

The following assumptions where made for modelling.
1.	All surveys data is correct and all borehole collar surveys correspond with the drillholes it represents.
2.	The resource has not been depleted by any unknown mining.
3.	All data from the main database is correct and reliable.
4.	All QAQC results are correct and relaible.
5.
The stoping present to the East of the exploration target does not extend beyond the limits, i.e. violate the resource, indicated by the underground plan, E4U, Consolidated Modderfontein (Pty) Ltd, portion 36.

4

Grade model files:

MK1 Reef (Witwatersrand Supergroup, Central Rand Group, Turffontein Subgroup, Kimberley-Elsburg Formation)

Wireframe files used: MK1.TR and MK1.PT

Data File:                                  mk1.c

METHOD A:
Estimation method:	Ordinary Kriging (A)
Parameter Files:	Search – MK1SCH
Estimation – MK1EPAR
Variogram – MK1VGRAM
Exp Variogram file:	MK1 VAR
Range (X):	85
Range (Y):	85
Sill:	9.49
C-Value:	8.91
Nugget:	1.01
Empty Block Model File:	MK1PRT.dm
Grade Model File:	MK1OK.dm
Density:	2.74
Zone:	15

Raw data statistics (AU):

NUMBER OF SAMPLES	24
MAXIMUM	12.2
MINIMUM	0.28
MEAN	4.41
VARIANCE	9.65
STANDARD DEVIATION	3.11

MK1 Ordinary Kriging Grade-Tonnage Results

5

Range (g/t)	Volume (m³)	Tons	Au (g/t)	Content (g Au)
1.0 - 1.5 g/t	37	102	1.35	137
1.5 - 2.0 g/t	83	228	1.76	400
2.0 - 2.5 g/t	81	223	2.25	501
2.5 - 3.0 g/t	121	333	2.77	923
3.0 - 3.5 g/t	195	533	3.26	1,739
3.5 - 4.0 g/t	409	1,121	3.82	4,281
4.0 - 4.5 g/t	2,857	7,828	4.28	33,533
4.5 - 5.0 g/t	1,686	4,620	4.73	21,849
5.0 - 5.5 g/t	1,211	3,318	5.24	17,401
5.5 - 6.0 g/t	992	2,718	5.74	15,606
6.0 - 7.0 g/t	1,891	5,182	6.52	33,786
7.0 - 8.0 g/t	999	2,737	7.36	20,133
8.0 - 10.0 g/t	226	618	8.42	5,207
TOTAL	10,788	29,560	5.26	155,498

Table 5: Ordinary Kriging Grade-Tonnage results

METHOD B:
Estimation method:	Inverse Distance Squared (B)
Parameter Files:	Search – MK1SCH2
Estimation – MK1EPA2
Variogram – None
Exp Variogram file:	MK1VAR
Range (X):	85
Range (Y):	85
Sill:	-
C-Value:	-
Nugget:	-
Empty Block Model File:	MK1PRT.dm
Grade Model File:	MK1ID2.dm
Density:	2.74
Zone:	15

MK1 Inverse Distance Squared Grade-Tonnage Results

Range (g/t)	Volume (m³)	Tons	Au (g/t)	Content (g Au)
<0.5	4	10	0.10	0.4

6

0.5 - 1.0 g/t	11	31	0.90	28
1.0 - 1.5 g/t	67	182	1.24	226
1.5 - 2.0 g/t	68	187	1.77	332
2.0 - 2.5 g/t	90	247	2.25	556
2.5 - 3.0 g/t	215	590	2.79	1,647
3.0 - 3.5 g/t	598	1,640	3.29	5,395
3.5 - 4.0 g/t	535	1,466	3.76	5,515
4.0 - 4.5 g/t	2,322	6,363	4.28	27,222
4.5 - 5.0 g/t	2,242	6,143	4.72	28,978
5.0 - 5.5 g/t	1,270	3,480	5.24	18,250
5.5 - 6.0 g/t	785	2,151	5.73	12,322
6.0 - 7.0 g/t	1,333	3,653	6.51	23,771
7.0 - 8.0 g/t	906	2,483	7.33	18,199
8.0 - 10.0 g/t	331	908	8.80	7,994
>10.0 g/t	9	26	10.19	261
TOTAL	10,788	29,560	5.10	150,698

Table 5: Inverse square distance grade-tonnage results

Remarks
Although there is a huge lack in data, the results from the borehole intersections indicate low variability from borehole to borehole, suggesting a high degree of confidence that can be applied to the grade block model. The Ordinary Kriging method results for this particular interpolation step should be examined, though, as errors might be present in the interpretations applied during variographic studies. The density of quartzite (2.74 g/cm³) was added to the blocks using the Datamine process GENTRA.

Final Model:

Two final grade models were generated with different methods for the deposit: MK1OK.DM and MK1ID2.DM. The quoted resource figures are based on the mean of the two block model results, generated by the Datamine process MODRES.

The Datamine process GENTRA (for adding density –and zone fields) and ADDMOD (adding grade models together to arrive to a composite model) was used to arrive to the final grade model.

Resource:

The following figures were generated for the INDICATED ORE RESOURCE:

7

Reef Zone	Density (g/cm³)	Volume (m³)	Tons	Au (g/t)	Content (g Au)	Interpolation Method
MK1 Reef	2.74	10,788	29,560	5.26	155,497	Ordinary Kriging
MK1 Reef	2.74	10,788	29,560	5.10	150,743	Inverse Distance Squared

MK1 Reef	2.74	10,788	29,560	5.18	153,120	Average

Table 6: MK1 Resoure Results

Note that some difference may occur during individual model resource calculations, as some criteria might be excluded from calculations. Errors are within 0.03% .

Hein Boucher
Geologist
Petrex (Pty) Ltd
19/01/2005

8

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: MK1 RESOURCE EVALUATION – GRADE MODEL VALIDATION
DATE: 3/10/2005
PREPARED BY: ANDREW BROWN M.Sc., P.Geo.
FILE: MK1 validation memo.doc (accompanies PETREX RESOURCE MODEL COMPARISONS.XLS)

MK1 GRADE MODEL VALIDATION

This report summarizes the validation process for the MK1 Target Grade Model. The original calculation was made on site by a qualified member of the Petrex (Pty.) Ltd technical staff and submitted to Bema Gold Corporation on January 19th, 2005 as part of the MK1 Target Grade Model Method Statement. The objective of the validation process was to review the available geological data and verify the accuracy of the reported gold resource. As a check on the accuracy of the tabulated grades and tonnage, a second grade model was constructed using the original data and standard grade estimation techniques.

The following files from the original database were retained for the calculation of the grade validation model: a) 3D wireframes (MK1.tr,); b) protomodel (MK1PROT); composite assay files (MK1.C).

Upon review of the original model, it was observed that in some cases, assay composites corresponding to the MK1 unit lay outside of the existing wireframe limits. It was decided that the validation model would incorporate only those composites bounded by the wireframe surface.

The compositing parameters of the original model were retained:

COMPOSITE INTERVAL	0.50m
MINIMUM COMPOSITE LENGTH	0.10m

A statistical review of the available data indicated that a 9 g/t Au capping limit was warranted on the 0.5 metre composites MK1 unit.

Parent cell dimensions of the original model were 10m (X) by 10m (Y) by 1 m (Z). An inverse power of distance (ID6) method was used to interpolate grade into the model cells. The results of this estimation method were checked against the results of a nearest neighbour grade estimation that was run simultaneously, within same search ellipse as the ID6 method. The search parameters used for the validation model are tabulated below. As per the original model, a uniform density of 2.74 was assigned to all blocks for tonnage calculations. Grade statistics are tonnage-weighted.

MK1 Search Parameters
Search ellipse	Dimensions (m)	Min. samples	Max. samples	Max. samples/hole
1st pass	110x110x70	3	12	2
2nd pass	165x165x105	1	5	2
3rd pass	220x220x140	1	5	2
Search ellipse rotated 40[o] (Z) and -15[o] (Y)

At a 1 g/t Au cutoff grade, the validation model shows no change in the average grade of the resource over the original calculation. The validation model does show a very small increase in tonnage and contained metal.

A complete tabulation of grade and tonnage, with a comparison between the original and validation models is presented in a separate worksheet labeled “MK Bema capped model comparison to Petrex.xls”.

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: MK1 drill hole composites MK1
DATE: 3/8/2005
PREPARED BY: ANDREW BROWN M.Sc, PGeo FILE: mk1holes.xls

TABLE OF MK1 DRILLHOLES - DOWNHOLE COMPOSITES ACROSS MK1 REEF
BHID	X	Y	Z	FROM	TO	LENGTH	AU	REEFCODE
MK1/4RE	-63,529	-98,723	1,564	34.25	34.65	0.40	5.43	15
MK1/5	-63,517	-98,675	1,565	34.7	35.01	0.31	7.16	15
MK1/9	-63,587	-98,773	1,559	39.86	40.66	0.80	7.83	15
MK1/10	-63,637	-98,775	1,556	43.36	44.26	0.90	4.47	15
MK1/12	-63,628	-98,725	1,575	26.27	26.87	0.60	8.10	15
MK1/13	-63,580	-98,725	1,572	27.93	28.13	0.20	1.79	15
MK1/15	-63,677	-98,725	1,574	26.75	27.35	0.60	1.20	15
MK1/19	-63,566	-98,675	1,575	24.45	24.75	0.30	4.68	15
MK1/20	-63,589	-98,634	1,580	20.24	21.43	1.19	4.41	15
MK1/21	-63,539	-98,633	1,565	37.24	38.27	1.03	3.96	15

PROJECT: PETREX MINE
COMPANY: PETREX (PTY) LTD A Subsidiary of Bema Gold SA Ltd.
DATA: MK1 TARGET RESOURCE EVALUATION - MODEL COMPARISON
DATE: 3/8/2005
PREPARED BY: ANDREW BROWN M.Sc, PGeo
FILE: PETREX RESOURCE MODEL COMPARISON

Petrex Model	Bema Model
		ORIGINAL id2 MODEL (A)	id6 validation 9 g CAP (B)	DIFF. ozs.	%CHANGE ozs.	DIFF. TONNAGE	%CHANGE TONNES	%CHANGE AVG. GRADE Au
CUTOFF GRADE (g/t)
0.00	TONNES	29560	29560			0	0.00
	GRADE	5.10	5.10					0.00
	GRAM*TONNES	150756	150756
	IN SITU Ozs	4847	4847	0.00	0.00
1.00	TONNES	29519	29560			41	0.14
	GRADE	5.10	5.10					0.00
	GRAM*TONNES	150547	150756
	IN SITU Ozs	4840	4847	6.73	0.14%
1.50	TONNES	29337	28437			-900	-3.16
	GRADE	5.13	5.25					2.29
	GRAM*TONNES	150499	149294
	IN SITU Ozs	4839	4800	-38.72	-0.80
2.00	TONNES	29149	27584			-1565	-5.67
	GRADE	5.15	5.36					3.92
	GRAM*TONNES	150117	147850
	IN SITU Ozs	4826	4753	-72.89	-1.51
2.50	TONNES	28902	27183			-1719	-6.32
	GRADE	5.17	5.41					4.44
	GRAM*TONNES	149423	147060
	IN SITU Ozs	4804	4728	-75.98	-1.58
3.00	TONNES	28313	26907			-1406	-5.23
	GRADE	5.22	5.43					3.87
	GRAM*TONNES	147794	146105
	IN SITU Ozs	4752	4697	-54.29	-1.14

Project:	Petrex, South Africa		15-Mar-05
Company:	Bema Gold Corp.
Data:	Surface Drilling Collars	MK Target Area

MK1 PROJECT
Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
MK1/1	-63,490.332	-2,898,633.142	1,600.570	-	-90	70.00
MK1/2	-63,496.909	-2,898,762.967	1,599.279	-	-90	66.62
MK1/3	-63,538.116	-2,898,772.221	1,599.679	-	-90	60.57
MK1/4 RE	-63,529.316	-2,898,723.392	1,598.825	-	-90	66.69
MK1/5	-63,516.507	-2,898,675.207	1,599.772	-	-90	60.00
MK1/6	-63,467.163	-2,898,674.853	1,599.354	-	-90	62.57
MK1/7	-63,552.107	-2,898,840.145	1,600.775	-	-90	75.51
MK1/8	-63,511.555	-2,898,822.639	1,599.877	-	-90	60.36
MK1/9	-63,587.133	-2,898,773.007	1,599.581	-	-90	57.99
MK1/10	-63,636.997	-2,898,775.180	1,600.096	-	-90	66.69
MK1/11	-63,687.014	-2,898,774.877	1,601.520	-	-90	60.39
MK1/12	-63,628.143	-2,898,724.983	1,601.100	-	-90	60.69
MK1/13	-63,579.605	-2,898,724.886	1,600.444	-	-90	54.37
MK1/14	-63,736.765	-2,898,776.171	1,600.759	-	-90	60.56
MK1/15	-63,676.835	-2,898,724.568	1,600.946	-	-90	56.24
MK1/16	-63,726.746	-2,898,724.301	1,602.851	-	-90	54.56
MK1/17	-63,836.991	-2,898,775.413	1,602.850	-	-90	39.26
MK1/18	-63,787.036	-2,898,775.531	1,600.764	-	-90	42.32
MK1/19	-63,566.380	-2,898,674.928	1,600.044	-	-90	51.73
MK1/20	-63,588.923	-2,898,633.556	1,600.974	-	-90	39.65
MK1/21	-63,539.295	-2,898,632.977	1,602.663	-	-90	42.32
TOTAL	1209.09

Bema Gold Corporation
Petrex (Pty) Limited	Technical Report on Mining Assets

D-4 Snake Road Target Area

Petrex tech rep 2004.doc	March 22, 2005
Gustavson Associates, LLC

Project:	Petrex, South Africa		15-Mar-05
Company:	Bema Gold Corp.
Data:	Surface Drilling Collars	Snake Road Target

SNAKE ROAD PROJECT
	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
1	SNR1	-65,772.011	-2,896,437.103	1,628.034	136	-53	34.24
2	SNR2	-65,789.462	-2,896,419.776	1,630.876	131	-48	48.89
3	SNR3	-65,808.232	-2,896,402.076	1,631.808	133	-52	100.00
4	SNR4	-65,883.434	-2,896,329.687	1,631.737	137	-48	100.00
5	SNR5	-65,826.930	-2,896,475.153	1,628.695	137	-52	36.39
6	SNR6	-65,862.376	-2,896,493.331	1,628.012	140	-50	100.00
7	SNR7	-65,856.547	-2,896,488.408	1,628.386	154	-50	39.45
8	SNR8	-65,801.138	-2,896,454.694	1,629.800	133	-54	34.21
9	SNR9	-65,766.242	-2,896,424.548	1,630.495	140	-59	30.69
10	SNR10	-65,761.699	-2,896,420.342	1,630.536	171	-47	29.24
11	SNR11	-65,724.984	-2,896,418.318	1,632.144	152	-59	32.21
12	SNR12	-65,719.199	-2,896,406.300	1,631.769	146	-49	33.50
13	SNR13	-65,526.112	-2,896,283.584	1,635.283	148	-52	11.25
14	SNR14	-65,546.055	-2,896,294.754	1,634.567	153	-48	12.20
15	SNR15	-65,565.996	-2,896,307.148	1,634.116	151	-48	12.09
16	SNR16	-65,592.424	-2,896,320.412	1,633.805	155	-53	20.78
17	SNR17	-66,130.926	-2,896,605.601	1,624.692	158	-54	40.62
18	SNR18	-66,198.794	-2,896,657.788	1,619.974	153	-50	30.64
19	SNR19	-66,243.681	-2,896,701.145	1,617.359	142	-54	20.26
20	SNR20	-66,191.126	-2,896,690.113	1,618.337	162	-54	30.16
21	SNR21	-65,919.119	-2,896,932.618	1,610.732		-90	100.00
22	SNR22	-65,899.591	-2,896,879.628	1,613.994		-90	35.88
23	SNR23	-65,863.553	-2,896,861.034	1,615.025		-90	46.76
24	SNR24	-65,983.689	-2,896,574.675	1,626.729	155	-51	31.87
25	SNR25	-65,287.496	-2,896,357.482	1,630.696	149	-48	100.00
26	SNR26	-65,354.597	-2,896,380.384	1,630.587	142	-44	30.78
27	SNR27	-65,396.337	-2,896,408.680	1,630.220	139	-49	33.88
28	SNR28	-65,414.368	-2,896,443.496	1,628.969	148	-48	36.04
29	SNR29	-65,410.983	-2,896,428.896	1,629.857	148	-55	44.60
30	SNR30	-65,185.612	-2,896,255.288	1,632.551	118	-42	100.00
31	SNR31	-65,265.322	-2,896,505.470	1,626.462	152	-59	100.00
32	SNR32	-65,195.887	-2,896,630.352	1,620.155	107	-48	80.25
33	SNR33	-65,270.696	-2,896,610.600	1,623.191	-	-90	65.35
34	SNR34	-65,310.839	-2,896,612.289	1,623.352	-	-90	39.35
35	SNR35	-65,270.893	-2,896,648.840	1,622.290	146	-47	81.82
36	SNR36	-65,288.368	-2,896,672.334	1,622.218	126	-45	70.75
37	SNR37	-65,301.848	-2,896,694.705	1,621.933	142	-47	64.25
38	SNR38	-65,325.101	-2,896,725.769	1,622.282	127	-45	61.00
39	SNR39	-65,308.060	-2,896,739.270	1,621.680	122	-41	80.74
40	SNR40	-65,315.273	-2,896,762.145	1,622.071	107	-46	90.20
41	SNR41	-65,322.592	-2,896,755.969	1,621.842	124	-41	62.00
42	SNR42	-65,304.924	-2,896,797.200	1,614.279	127	-40	76.50
43	SNR43	-65,369.152	-2,896,756.752	1,622.444	301	-43	21.98
44	SNR44	-65,395.267	-2,896,753.427	1,617.743	284	-45	63.95
45	SNR45	-65,341.151	-2,896,816.217	1,614.218	120	-43	76.10
46	SNR46	-65,378.465	-2,896,830.350	1,613.868	114	-45	70.45
47	SNR47a	-65,446.967	-2,896,810.931	1,612.914	280	-39	67.99
48	SNR47b	-65,431.271	-2,896,817.067	1,613.231	286	-39	62.98
49	SNR48	-65,400.891	-2,896,818.705	1,614.497	114	-33	25.58
50	SNR49	-65,407.896	-2,896,838.085	1,613.838	124	-42	30.56
51	SNR50	-65,413.283	-2,896,876.932	1,608.995	101	-41	56.00
52	SNR51	-65,445.344	-2,896,838.754	1,609.820	277	-43	65.16
53	SNR52	-65,458.257	-2,896,892.609	1,608.896	305	-39	50.63
54	SNR53	-65,389.093	-2,896,938.935	1,608.721	92	-45	76.53
55	SNR54	-65,399.473	-2,896,693.548	1,619.924	297	-47	126.10

SNAKE ROAD PROJECT
	Borehole No	X Coordinate	Y Coordinate	Elevation	Azimuth	Dip	Length (m)
56	SNR55	-65,382.449	-2,896,711.590	1,619.173	303	-46	102.08
57	SNR56	-65,373.520	-2,896,673.566	1,620.871	306	-44	108.98
58	SNR57	-65,364.286	-2,896,692.718	1,620.293	297	-45	125.16
59	SNR58	-65,355.667	-2,896,645.092	1,622.499	301	-41	70.79
60	SNR59	-65,429.571	-2,896,721.377	1,618.770	312	-45	96.42
61	SNR60	-65,422.975	-2,896,753.580	1,616.967	308	-45	76.11
62	SNR61	-65,330.122	-2,896,609.878	1,623.145	316	-44	77.16
63	SNR62	-65,385.844	-2,896,642.415	1,622.311	299	-41	114.98
64	SNR63	-65,439.039	-2,896,770.841	1,615.373	302	-43	57.02
65	SNR64	-65,299.008	-2,896,592.595	1,623.977	319	-42	70.97
66	SNR65	-65,274.384	-2,896,588.101	1,623.790	322	-46	60.00
67	SNR66	-65,287.090	-2,896,591.134	1,623.897	322	-65	63.53
68	SNR67	-65,255.434	-2,896,576.911	1,624.117	316	-62	67.50
69	SNR68	-65,330.906	-2,896,672.023	1,622.078	295	-60	31.93
70	SNR69	-65,327.827	-2,896,661.678	1,622.277	305	-59	39.89
71	SNR70	-65,264.407	-2,896,556.927	1,624.607	315	-57	85.25
72	SNR67RE	-65,256.779	-2,896,578.470	1,624.098	326	-62
73	SNR71	-65,324.981	-2,896,656.312	1,622.235	311	-67	37.95
TOTAL	4308.57